Form 20-F
period 2002-12-31
ELSCINT LTD
filed 2003-06-30
CIK 32522

COMMISSION FILE NO. 2-44872
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                      -------------------------------------

                                 ELSCINT LIMITED
            (Exact name of Registrant as specified in its charter and
                 translation of Registrant's name into English)

                        ---------------------------------

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)
                     13 MOZES STREET, TEL AVIV 67442, ISRAEL
                    (Address of principal executive offices)

                         ------------------------------

          Securities registered or to be registered pursuant to Section
                               12(b) of the Act:

        TITLE OF EACH CLASS            NAME OF EACH EXCHANGE ON WHICH REGISTERED
ORDINARY SHARES, NOMINAL VALUE 0.05             NEW YORK STOCK EXCHANGE
   NEW ISRAELI SHEKELS PER SHARE

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

       ORDINARY SHARES, NOMINAL VALUE 0.05 NEW ISRAELI SHEKELS PER SHARE
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:

       ORDINARY SHARES, NOMINAL VALUE 0.05 NEW ISRAELI SHEKELS PER SHARE
                                (Title of Class)
                 -----------------------------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 16,690,643

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: YES [X] NO [ ]

Indicate by check mark which financial statement item the registrant has elected to follow: ITEM 17 [ ] ITEM 18 [ ]

================================================================================

                                Table of Contents
                                                                            Page

PART I.........................................................................1

ITEM 1. -- Identity of Directors, Senior Management and Advisors...............1

ITEM 2. -- Offer Statistics and Expected Timetable.............................1

ITEM 3. -- Key Information.....................................................1

Selected Financial Data........................................................1
Exchange Rates.................................................................6
Forward Looking Statements.....................................................6
Risk Factors...................................................................7
Our ownership rights in the Bucuresti Hotel have been challenged..............12

ITEM 4. -- Information on the Company.........................................18
Summary.......................................................................18
Strategy......................................................................19
Highlights of 2002............................................................22
Business Overview.............................................................24
Competition...................................................................28
Seasonality...................................................................29
Government Regulation.........................................................30
Principal Capital Expenditures and Divestitures...............................32
Principal Capital Expenditures and Divestitures Currently in
   Progress or Planned........................................................35
Organizational Structure......................................................35
Property, Plant and Equipment.................................................36

ITEM 5. -- Operating and Financial Review and Prospects.......................39
General.......................................................................39
Operating Results.............................................................43
Liquidity and Capital Resources...............................................46
Loans.........................................................................48
Trend Information.............................................................52
Impact of Devaluation on Results of Operations and on Monetary
    Assets and Liabilities....................................................52

ITEM 6. -- Directors, Senior Management and Employees.........................53
Directors and Senior Management...............................................53
Compensation of Directors and Management......................................55
Board Practices...............................................................55
Employees.....................................................................56
Share Ownership...............................................................57

ITEM 7. -- Major Shareholders and Related Party Transactions..................57
Related Party Transactions....................................................59

ITEM 8. -- Financial Information..............................................60
Consolidated Statements and Other Financial Information.......................60

                                TABLE OF CONTENTS
                                   (continued)
                                                                            Page


Legal Proceedings.............................................................60
Dividends.....................................................................64

ITEM 9. -- Offer and Listing..................................................65

ITEM 10. -- Additional Information............................................66
Memorandum and Articles of Association........................................66
Material Contracts............................................................74
Exchange Controls.............................................................74
Taxation......................................................................75
Documents on Display..........................................................81

ITEM 11. -- Quantitative and Qualitative Disclosures About Market Risk........81

ITEM 12. -- Description of Securities Other than Equity Securities............87

PART II.......................................................................87

ITEM 13. -- Defaults, Dividend Arrearages and Delinquencies...................87

ITEM 14. -- Material Modifications to the Rights of Security Holders
     and Use of Proceeds......................................................87

PART III......................................................................87

ITEM 15. - controls and procedures............................................87

ITEM 16. -- [RESERVED]........................................................88

ITEM 17. -- Financial Statements..............................................88

ITEM 18. -- Financial statements..............................................88

ITEM 19. -- Exhibits..........................................................89

CURRENCY TRANSLATION

         For the reader's convenience only, some financial information has been translated from New Israeli Shekels ("NIS"), to the U.S. dollar, using the representative exchange rate as published by the Bank of Israel as of December 31, 2002 ($1.00 = NIS 4.737). The dollar amounts reflected in these convenience translations should not be construed as representing amounts that can actually be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in NIS. Therefore, all information about exchange rates is based on the Bank of Israel rates.

         In addition, certain information with respect to other currencies has been translated, for the reader's convenience only, into NIS and U.S. dollar, using the representative exchange rates as published by the Bank of Israel as of December 31, 2002.

PART I
------

         ITEM 1. -- IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Information not required in an Annual Report on Form 20-F.

         ITEM 2. -- OFFER STATISTICS AND EXPECTED TIMETABLE

         Information not required in an Annual Report on Form 20-F.

         ITEM 3. -- KEY INFORMATION

SELECTED FINANCIAL DATA

         The selected financial data of Elscint Limited and its subsidiaries (together, "Elscint", the "Company", "our Company", "we" or "us") is derived from our 2002 Consolidated Financial Statements and is set forth below in table format. The 2002 Consolidated Financial Statements were prepared in accordance with Israeli generally accepted accounting principles ("Israeli GAAP"), and audited by Somekh Chaikin, a firm of certified public accountants in Israel, and a Member Firm of KPMG International, except for certain subsidiaries and affiliates which were audited by other auditors. This report includes a copy of the 2002 Consolidated Financial Statements, related notes and other financial information included therein which you should read together with the following table. Since October 1, 1999 our financial statements have been prepared under Israeli GAAP.

         The data presented in this report includes information for 1998, 1999, 2000, 2001 and 2002 stated in values adjusted for the change in the general purchasing power of the Israeli currency. The 1998 information has been restated in order to reflect the changes in the accounting principles from U.S. GAAP to Israeli GAAP. The 2002 information is presented in NIS as well as a convenience translation to U.S. dollars.

         As of the balance sheet date, the Company and its subsidiaries have been engaged in the following businesses:

            o Ownership, management and operation of hotels, primarily in major European cities.

            o The establishment of the entertainment and commercial center at the Herzlia Marina.

            o     Investment in a bio-technology company.

         Upon consummation of the sale of the sub-assembly and components division as of December 31, 2002 (See "Item 4 - Information on the Company - Highlights of 2002"), the activity of the Company in the sub-assembly and components segment in particular and in the medical imaging area, in general was discontinued. As a result, the assets and liabilities which relate to the discontinued operations were included in separate categories in the balance sheet under "assets/liabilities relating to discontinuing operation". In addition, the transactions and cash flows relating to the aforesaid operations were included in a separate category in the statement of operations under "income from discontinuing operation" and in the statement of cash flows under "cash flows related to discontinuing operation" respectively. The comparative figures for prior years were reclassified in order to reflect, retroactively for all reported years, presentation of the assets, liabilities, revenues, expenses and cash flows that relate to the discontinued operations, separately from those that relate to the continuing operations.

SELECTED FINANCIAL DATA

INCOME STATEMENT DATA:                                                Year ended December 31,
                                               --------------------------------------------------------------------
                                                                                                                    Convenience
                                                                                                                     translation
                                                                                                                    December 31,
                                                       2002         2001         2000         1999          1998    2002
                                               ------------  -----------    ---------   ----------     ---------    ---------------
                                                                                                                      $(thousands,
                                                                    Adjusted NIS (thousands,                            except per
                                                                     except per share data)                            share data)
                                               -------------------------------------------------------------------- ---------------
Revenues
Operating and managing hotels                       210,650      141,898      108,088       27,765               -          44,469
Revenue from long term contracts                      1,538       10,221       20,367            -               -             325
                                               ------------  -----------    ---------   ----------     -----------  ---------------
                                                    212,188      152,119      128,455       27,765               -          44,794
                                               ------------  -----------    ---------   ----------     -----------  ---------------
Cost of revenues

Hotel operations                                    135,766       97,692       69,924       19,677               -          28,661
Cost of long term contracts                           1,419        7,451       18,244            -               -             300
                                               ------------  -----------    ---------   ----------     -----------  ---------------
                                                    137,185      105,143       88,168       19,677               -          28,961
                                               ------------  -----------    ---------   ----------     -----------  ---------------

Gross profit                                         75,003       46,976       40,287        8,088               -          15,833
Hotel depreciation, amortization and
  operation expenses                                 62,685       32,156       23,124        5,993               -          13,233
Initial expenses, net                                 1,807        4,036        1,848            -               -             381
General and administrative expenses                  32,181       26,285       23,709       12,405               -           6,794
                                               ------------  -----------    ---------   ----------     -----------  ---------------

Operating loss                                     (21,670)     (15,501)      (8,394)     (10,310)               -         (4,575)
Finance income (expenses), net                       13,051       66,344     (20,599)       27,496               -           2,755
Other (expenses) income, net                       (21,915)     (13,366)        2,667        1,440               -         (4,626)
                                               ------------  -----------    ---------   ----------     -----------  ---------------

(Loss) Income before income taxes                  (30,354)       37,477     (26,326)       18,626               -         (6,466)

Income taxes (benefit)                              (5,321)        5,486        4,723       16,003               -         (1,123)
                                               ------------  -----------    ---------   ----------     -----------  ---------------

(Loss)  Income after income taxes                  (25,213)       31,991     (31,049)        2,623               -         (5,323)
The  Company's share in loss of affiliated
  companies                                           2,902        9,899        3,302          832               -             612
Minority interest in loss of a subsidiary, net          896        1,313            -            -               -             189
Net income (loss) from continuing operations        (27,219)      23,405      (34,351)       3,455               -          (5,746)
                                               ------------  -----------    ---------   ----------     -----------  ---------------

Net income (loss) from discontinuing
 operations                                          90,693       34,587       77,940      (5,394)         132,927          19,146
                                               ------------  -----------    ---------   ----------     -----------  ---------------
Net income (loss)                                    63,474       57,992       43,589      (1,939)         132,927          13,400
                                               ============  ===========    =========   ==========     ===========  ===============

INCOME STATEMENT DATA:                                                Year ended December 31,
                                               --------------------------------------------------------------------
                                                                                                                    Convenience
                                                                                                                     translation
                                                                                                                    December 31,
                                                       2002         2001         2000         1999          1998    2002
                                               ------------  -----------    ---------   ----------     ---------    ---------------
                                                                                                                      $(thousands,
                                                                    Adjusted NIS (thousands,                            except per
                                                                     except per share data)                            share data)
                                               -------------------------------------------------------------------- ---------------

Basic (loss) earnings per ordinary share
   (NIS 0.05 par value):

Continuing operations                                 (1.63)        1.40       (2.06)        0.20                -         (0.34)

Discontinuing operations                               5.43         2.07         4.67      (0.32)             8.02          1.15
                                               ------------  -----------    ---------   ----------     -----------  ---------------
                                                       3.80         3.47         2.61        0.12             8.02          0.81
                                               ============  ===========    =========   ==========     ===========  ===============

Weighted average number of ordinary shares
   (NIS 0.05 par value) in the computation
   of basic earnings per share                   16,690,643   16,690,643   16,690,643   16,649,683      16,682,200      16,690,643
                                               ============  ===========    =========   ==========     ===========  ===============

Diluted (loss) earnings per ordinary share
    (NIS 0.05 par value):

Continuing operations                                (1.69)         1.40       (2.06)        0.20              -          (0.36)

Discontinuing operations                               5.20         2.07         4.67      (0.32)           8.02            1.10
                                               ------------  -----------    ---------   ----------     -----------  ---------------
                                                       3.52         3.47         2.61      (0.12)           8.02            0.74
                                               ============  ===========    =========   ==========     ===========  ===============

Weighted average number of ordinary shares
   (NIS 0.05 par value) in the computation
   of  diluted earnings per share                17,424,643   16,727,855   16,690,643   16,649,643      16,682,200      17,424,643
                                               ============  ===========    =========   ==========     ===========  ===============


INCOME STATEMENT DATA:                                                Year ended December 31,
                                                     --------------------------------------------------------------
                                                                                                                      Convenience
                                                                                                                       translation
                                                                                                                      December 31,
                                                        2002         2001         2000         1999         1998      2002
                                                     ----------    ---------     --------    ----------  ----------   -------------
                                                                                                                      $(thousands,
                                                                    Adjusted NIS (thousands,                            except per
                                                                     except per share data)                            share data)
                                                     --------------------------------------------------------------- --------------
a) Net income and comprehensive income

Net income (loss) from continuing operation             (19,712)      (9,139)     (26,725)        6,557           -          (4,161)
Net income (loss) from discontinuing operation           52,830       34,587       77,940        (5,394)    130,598          11,153
                                                     ----------    ---------     --------    ----------  ----------   -------------
Net Income (loss)                                        33,118       25,448       51,215        (1,163)    130,598           6,992
                                                     ==========    =========     ========    ==========  ==========   =============

  Total comprehensive income (loss)                      78,129       43,178       42,705        (9,026)    130,598          16,493
                                                     ==========    =========     ========    ==========  ==========   =============

b) Earnings per ordinary share (NIS 0.05 par value)

Basic and diluted (loss) earnings per
 ordinary share as per U.S. GAAP:
Continuing operation                                      (1.18)       (0.55)       (1.60)        (0.90)          -           (0.25)
Discontinuing operation                                    3.16         2.07         4.67         (0.32)       8.18            0.67
                                                     ----------    ---------     --------    ----------  ----------   -------------
                                                           1.98         1.52         3.07          0.08        8.18            0.42
                                                     ==========    =========     ========    ==========  ==========   =============
 Weighted average  number of shares and share
   equivalents under U.S. GAAP (thousands):              16,691       16,691       16,689        16,481      15,953          16,691
                                                     ==========    =========     ========    ==========  ==========   =============

(*) For further information as to the main differences between Israeli and U.S. GAAP, as applicable to the Company's financial statements, see note 33 to the attached financial statements, included in Item 18 below.

SELECTED BALANCE SHEET DATA:

                                                     at December 31,
                        -----------------------------------------------------------------------------
                                                                                                       Convenience
                                                                                                       translation
                            2002         2001(*)         2000(*)          1999(*)          1998(*)     December 31, 2002
                        -------------  ------------  ---------------  ----------------  -------------  -------------------
                                                  Adjusted NIS (thousands)                             $(thousands)
                        -----------------------------------------------------------------------------  -------------------


 Current assets           294,327           488,163          499,542           637,779      1,306,476               62,133
 Long-term accounts
   and investments        384,990           387,508          548,643           555,953          5,381               81,273
 Fixed assets, net      1,637,656         1,359,870          928,637           784,004              -              345,716
 Assets related to
   discontinuing
   operations             114,134           190,521          309,998           312,408        642,878               24,094
 Total assets           2,443,341         2,437,989        2,291,283         2,293,270      1,954,735              515,799
 Short-term credits       532,274           446,938          376,153           382,049         41,730              112,365
 Long-term debt           627,863           601,333          602,732           466,934         26,008              132,545
 Liabilities related
  to discontinuing
  operations              110,553           255,438          271,869           433,534        820,446               23,338
 Shareholders' equity   1,021,407         1,010,332          936,225           900,973      1,066,551              215,623

* reclassified

SELECTED BALANCE SHEET DATA
    AS PER U.S. GAAP (**):

                                                     at December 31,
                    ---------------------------------------------------------------------------------
                                                                                                       Convenience
                                                                                                       translation
                          2002           2001(*)         2000(*)          1999(*)          1998(*)     December 31, 2002
                    -----------------  ------------  ---------------  ----------------  -------------  -------------------

                                     Adjusted NIS (thousands, except per share data)                   $(thousands,
                    ---------------------------------------------------------------------------------  except per share data)
                                                                                                       -------------------


 Current assets           294,327           488,163          499,542           637,779      1,306,838               62,133
 Long-term
   accounts and
   investments            334,148           342,170          506,543           511,781          5,381               70,540
 Fixed assets, net      1,651,793         1,353,094          943,210           788,364              -              348,700
 Assets related
 to discontinuing
   operations             156,360           190,521          309,998           312,908        644,516               33,008
 Total assets           2,478,372         2,408,918        2,262,161         2,250,331      1,954,735              523,194
 Short-term
   credits                532,274           446,938          376,153           382,049         41,730              112,365
 Long-term debt           627,863           601,333          602,327           466,934         26,008              132,545
 Liabilities
   related to
   discontinuing
   operations             190,642           255,438          271,869           433,534        820,446               40,245
 Shareholders
   equity                 931,936           941,616          899,463           854,560      1,066,551              196,735


(*) Reclassified.
(**) For further information as to the main differences between Israeli and U.S.
     GAAP, as applicable to the Company's financial statements, see note 33 to the attached financial statements, included in Item 18 below.

(**) FOR FURTHER INFORMATION AS TO THE MAIN DIFFERENCES BETWEE

    ISRAELI AND U.S. GAAP, AS APPLICABLE TO THE COMPANY'S

    FINANCIAL STATEMENTS, SEE NOTE 33 TO THE ATTACHED FINANCIAL STATEMENTS, INCLUDED IN ITEM 18 BELOW.

EXCHANGE RATES

         The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 4.373 to the dollar on May 31, 2003. The exchange rate has fluctuated during the six months of December 2002 through May 2003 from a high of NIS 4.924 to the dollar to a low of NIS 4.373 to the dollar. The high and low exchange rates between the NIS and the U.S. dollar during the six months of December 2002 through May 2003, as published by the Bank of Israel, were as follows:

MONTH                      HIGH                       LOW
                           1 U.S. dollar =            1 U.S. dollar =

December 2002              4.791 NIS                  4.632 NIS
January 2003               4.898 NIS                  4.769 NIS
February 2003              4.924 NIS                  4.810 NIS
March 2003                 4.858 NIS                  4.687 NIS
April 2003                 4.671 NIS                  4.521 NIS
May 2003                   4.577 NIS                  4.373 NIS

         The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

PERIOD                                                EXCHANGE RATE

January 1, 1998 - December 31, 1998                   3.810 NIS/$1
January 1, 1999 - December 31, 1999                   4.154 NIS/$1
January 1, 2000 - December 31, 2000                   4.067 NIS/$1
January 1, 2001 - December 31, 2001                   4.219 NIS/$1
January 1, 2002 - December 31, 2002                   4.738 NIS/$1

FORWARD LOOKING STATEMENTS

         This Annual Report on Form 20-F contains "forward-looking" statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act") (collectively, the "Safe Harbor Provisions"). These are statements that are not historical facts and include statements about our beliefs and expectations. These statements contain potential risks and uncertainties and actual results may differ significantly. Forward-looking statements are typically identified by the words "believe", "expect", "intend", "estimate" and similar expressions. Such statements appear in this Annual Report and include statements regarding the intent, belief or current expectation of Elscint or its directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth below under the caption "Risk Factors" (we refer to these factors as "Cautionary Statements"). Any forward-looking statements contained in this Annual Report speak only as of the date hereof, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

RISK FACTORS

         We have made some statements in this Annual Report about our future activities that may or may not come true. Factors over which we have no or limited control may affect our actual performance and results of operations and may cause them to be different from what we present to you in this Annual Report.

         Our statements in this Annual Report are accurate to the best of our knowledge and belief as of the date this document is filed with the Securities and Exchange Commission (the "SEC"). We take no responsibility to publicly update or revise such statements.

         Elscint's activities are divided into three principal fields (hotel and leisure, the entertainment and commercial center in Herzlia and bio-technology investment), and it is subject to risks in all fields of activity.

RISKS RELATING TO THE HOTEL BUSINESS

THE LODGING INDUSTRY MAY BE AFFECTED BY ECONOMIC CONDITIONS, OVERSUPPLY, TRAVEL PATTERNS, WEATHER AND OTHER CONDITIONS BEYOND OUR CONTROL WHICH MAY ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS

         The lodging industry may be adversely affected by changes in national or local economic conditions and other local market conditions. Our hotels in Johannesburg, Budapest and Bucharest may be subject to the risk of oversupply of hotel rooms, as well as risks resulting from economic instability and political uncertainty (See: " - Risks relating to operations in Europe" below). We are subject to various risks related to our operations in Europe, including economic and political instability, political and criminal corruption and the lack of experience and unpredictability of the civil justice system. Other general risks that may affect our hotel business are changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, workers union activities, land acquisition prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs, or changes in real estate tax rates and other current operating expenses. Unforeseen events, such as the outbreak of "foot and mouth" disease in the United Kingdom, the September 11, 2001 terrorist attacks in New York, and the outbreak of the Severe Acute Respiratory Syndrome (SARS) have had and may continue to have an adverse effect on local and international travel patterns and, as a result, on occupancy rates and tariffs in our hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels, could have a material adverse effect on our business, the results of operations, our ability to develop new projects and the attainment of our goals.

COMPETITION IN THE LODGING INDUSTRY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS

         The hotel business is highly competitive, particularly in those areas where there is an over-supply of rooms. Competitive factors within the industry include:

         o    convenience of location and accessibility to business centers;
         o    room rates;
         o    quality of accommodations;
         o    name recognition;
         o    quality and nature of service and gues facilities provided;
         o    reputation;

         o    reservation systems; and
         o    the supply and availability of alternative lodging.

         We  intend to  develop  or  acquire  most of our  hotels in  geographic locations where other hotels are or may be located. We expect to compete for guests and development sites with national chains, large franchisees and independent operators. Many of these competitors have greater financial resources and better brand name recognition than we do, and may have more established relationships with prospective franchisers, representatives in the construction industry and other parties engaged in the lodging industry. The number of competitive lodging facilities in a particular area, as well as seasonal fluctuations, could have a material adverse effect on our occupancy and rates and, therefore, revenues of our hotels. Local and global recession trends may drive down the demand for hotel rooms in any particular area or in all areas in which we have hotels. (See "Item 4 - Information on the Company - Business Overview - Competition"). We believe that competition within the lodging market may increase in the foreseeable future. We cannot be sure that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in the markets in which we currently or may subsequently compete, thereby materially adversely affecting our business and results of operations.


ACQUIRING, DEVELOPING AND RENOVATING HOTELS INVOLVES SUBSTANTIAL RISKS, AND WE CANNOT BE CERTAIN OF THE SUCCESS OF ANY FUTURE PROJECTS

         Part of our growth strategy is to develop new hotels and to acquire and redevelop old or under- performing hotels. Acquiring, developing and renovating hotels involves substantial risks, including:

         o costs exceeding our budget or amounts agreed to with contractors, because of several factors, including delays in completion of construction;
         o competition for acquisition of suitabl development sites from competitors which may have greater financial resources;
         o     the failure to obtain zoning and construction permits;
         o     unavailability of financing on favorable terms;
         o the failure of our hotels to earn profits sufficient to service debt incurred in construction or renovation, or at all;
         o     labor and workers' union legal requirements;
         o     relationships with and performance by contractors;
         o     changes  in  governmental   rules,   regulations,   planning  and
               interpretations; and
         o     changes in general economic and business conditions.

         As of May 31, 2003 we: (i) were in various stages of development of two hotel projects (the Ballet Institute Building project in Budapest, Hungary, and the Thames Riverbank project in London); (ii) have closed down the Bucuresti Hotel in Bucharest, Romania and have commenced the renovation of the facility; and (iii) the construction of the oceanarium attraction within the Astrid Park Plaza Hotel. We cannot be certain that present or future development or renovation will be successful. For successful growth, we must be able to acquire hotels on attractive terms and integrate the acquired hotels into our existing operations. For acquired hotels we must consolidate management, operations, systems, personnel and procedures, which may not be immediately possible due to collective labor agreements or other legal or operational obstacles. Any substantial delays or unexpected costs in this integration process could materially affect our business, financial condition or results of operations. We cannot be certain that our newly acquired hotels will perform as expected or that we will be able to realize any cost savings.

CONTINUOUS DELAYS WITH RESPECT TO RENOVATIONS OF THE PHYSICAL ENVIRONMENT APPROXIMATE TO THE ASTRID PARK PLAZA HOTEL IN BELGIUM MAY HAVE AN ADVERSE EFFECT ON ITS OPERATIONS.

         The Municipality of Antwerp is engaged in extensive construction works in the Astridplein, located directly opposite the Astrid Park Plaza hotel, which are intended to prepare the square to accommodate the increased traffic which will result once the TGV services to the railway station located adjacent to the square become operational. The completion of these construction works have been delayed several times, and have caused and continue to cause obstructions to the access to the hotel, which may have an adverse effect on its performance due to the resultant inconvenience to the hotel's patrons.

WE EXPECT TO GROW INTERNALLY AND THROUGH ACQUISITIONS AND WE MAY NOT BE ABLE TO MANAGE OUR GROWTH

         We expect to grow internally and through acquisitions. We expect to spend significant time and effort in (i) renovating or refurbishing existing hotels, (ii) identifying, completing and integrating acquisitions and (iii) developing new properties. Any future growth in our business will impose significant added responsibilities on members of our management, including the need to identify, recruit and integrate new managers and executives. We cannot be certain that we will be able to identify and retain additional management and other professional personnel with appropriate qualifications or at all.

WE HAVE SIGNIFICANT CAPITAL NEEDS AND ADDITIONAL FINANCING MAY NOT BE AVAILABLE

         The development, renovation and maintenance of hotels are capital intensive. As part of our growth strategy we intend to acquire, renovate and redevelop additional hotels and to develop new hotels. To pursue this strategy, we will be required to obtain additional capital in the future to meet our expansion plans. In the past we have financed our growth through bank loans at prevailing market rates. (See "Item 5 - Operating and Financial Review and Prospects - Loans"). In addition, in order for our hotels to remain competitive they must be maintained and refurbished on an ongoing basis. We may obtain needed capital from cash on hand, including reserves, cash flow from operations or from financing, including borrowing from banks and others. We may also seek financing from other sources or enter into joint ventures and other collaborative arrangements in connection with the acquisition or development of hotel properties. We cannot be certain that we will be able to raise any additional financing on advantageous terms on a timely basis which may affect our ability to construct or acquire additional hotels, and we may experience delays in our planned renovation or maintenance of our hotels.

WE DEPEND ON PARTNERS IN OUR JOINT VENTURES AND COLLABORATIVE ARRANGEMENTS

         As of May 31, 2003, we owned interests in six hotels and were developing two additional hotels, all in partnership with other entities, and we may in the future enter into joint ventures or other collaborative arrangements. Our investment in these joint ventures may, under certain circumstances, be subject to (i) the risk that our partner may become bankrupt or insolvent, (ii) the risk that our partner may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests, and (iii) the possibility that disputes may arise regarding the continued operational requirements of jointly owned hotels.

OUR MANAGEMENT AGREEMENTS MAY RESTRICT OUR HOTEL BUSINESS AND ITS MAINTENANCE, AND MAY BE TERMINATED

         All of the operating hotels in which we have an interest (other than the Shaw Park Plaza Hotel) are either directly or indirectly operated under management agreements with Park Plaza Hotels Europe, Ltd. ("Park Plaza").

         Park Plaza is the franchisee for certain territories under territorial license and franchise agreements with Park Inn International Worldwide Hotel Group, which entitles Park Plaza to use the "Park Plaza" tradename. We expect to derive substantial benefits from our strategic alliances with Park Plaza. However, any significant decline in the reputation of Park Plaza or in its ability to ensure the performance of our hotels at anticipated levels could adversely affect our results of operations. Also, if for any reason Park Plaza loses its principal franchise, we will automatically lose our ability to use the Park Plaza name and other benefits, in which case we may suffer in the areas of brand name recognition, marketing, and centralized reservations systems provided by Park Plaza, which, in turn, could materially affect our operations. Furthermore, we cannot be certain that we will be able to obtain alternative management services of the same standard on similar or better terms. In addition, the agreement for each hotel usually contains specific standards for, and restrictions and limitations on, hotel operation and maintenance. These standards, restrictions and limitations may conflict with our priorities, and impose capital demands upon us. In addition, Park Plaza may alter its standards or hinder our ability to improve or modify our hotels. In order to comply with Park Plaza's requirements, or alternatively to change a franchise affiliation for a particular hotel and disassociate ourselves from the "Park Plaza" tradename, we may be forced to incur significant costs or make capital improvements.

OUR QUARTERLY RESULTS OF OPERATIONS FLUCTUATE DUE TO THE SEASONALITY OF OUR BUSINESS

         Our results of operations are subject to (i) the seasonality of general business activity, (ii) vacation and holiday seasons (such as summer, Christmas and Easter), and (iii) the influence of weather conditions. Generally, the first and third quarters are weaker than the second and fourth quarters. In addition, a weak vacation or holiday season would adversely affect our profitability. (See "Item 4 - Information on the Company - Business Overview - Seasonality").

OUR BUSINESSES MAY BE IMPACTED BY EXCHANGE RATE FLUCTUATIONS AND INFLATION

         The revenues of our hotel division, as well as its operating expenses, capital expenses and debt payments are generally denominated in the currency in which each asset is located. Therefore, the strengthening of the Euro or the British Pound against the US Dollar may also cause a general slowing off of foreign tourism into the Euro Block and the United Kingdom, as the room rates when calculated in US Dollars are more costly for the foreign tourist, which has a negative impact on tourism patterns.

         Furthermore, any fluctuations in the exchange rates between these currencies and the NIS may have an adverse effect on the reporting of our results as reflected in our Consolidated Financial Statements, which are reported in NIS. The reporting of our operations that do not have revenues and expenses in the same currency will be affected by currency fluctuations. While we seek to mitigate the impact on us of a NIS devaluation (including by linking financing transactions specifically to the relevant operating currency), we cannot be certain that we will be able to do so successfully.

         In addition, to the extent that the rate of inflation in Israel is lower than the rate of devaluation of the NIS in relation to the dollar, the Euro and certain other currencies, or if inflation in Israel lags behind any devaluation, our results of operations may be adversely affected. In the early and mid-1990s, the inflation rate in Israel exceeded the rate of devaluation of the NIS against the dollar and certain European currencies. However, this trend was reversed during 1997 and 1999. A substantial devaluation of the NIS in relation to the dollar would substantially increase the cost of our future capital expenditures.

THE VALUE OF OUR INVESTMENT IN THE HOTEL PROPERTIES IS SUBJECT TO VARIOUS RISKS RELATED TO OWNERSHIP AND OPERATION OF REAL PROPERTY

         Our investment in the hotel properties is subject to varying degrees of risk related to the ownership and operation of real property. The intrinsic value of our hotels and income from the hotels may be materially adversely affected by:

          o changes in global and national economi conditions, including global or national recession;
          o    a general or local slowdown in the rea property market;
          o political or natural events that may have a material adverse effect on the hotel industry;
          o    competition from other lodging facilities;
          o material changes in operating expenses including real property tax systems or rates;
          o    changes in the availability, cost and terms of financing;
          o    the effect of present or future environmental laws;
          o    the ongoing need for capital improvements and refurbishments; and
          o    material changes in governmental rules and policies.

OUR HOTEL PROPERTIES MAY NOT NECESSARILY BE DISPOSED OF QUICKLY OR WHEN SUCH DISPOSITION IS REQUIRED OR ADVANTAGEOUS

         Real estate investments are generally unable to be sold quickly, and therefore our ability to vary our portfolio in response to changes in economic and other conditions may be limited by circumstances over which we exercise no control. We cannot be certain that we will be able to sell a hotel property when we find such disposition advantageous or necessary or that the sale price of any sale will be equal to or higher than the amount of our original investment.

LOSSES WHICH WE HAVE NOT INSURED OR FOR WHICH WE DO NOT HAVE SUFFICIENT INSURANCE COVERAGE COULD RESULT IN LOSS OF VALUE OF OUR HOTEL BUSINESS

         We maintain comprehensive insurance on each of our hotels, including third party liability, fire and extended coverage of the type and amount we believe is customarily obtained, in consultation with insurance experts. However, there are types of losses, generally of a catastrophic nature (such as earthquakes and floods), that may be uninsurable or too expensive to insure. We consult with insurance experts and apply customary standards in determining amounts, coverage limits and deductibility provisions of insurance, with a view to obtaining appropriate insurance on our hotels at a reasonable cost and on suitable terms. This may result in insurance coverage that could be insufficient to pay the full current market value or current replacement cost of a loss. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it unfeasible to use insurance proceeds to replace a hotel after it has been damaged or destroyed. Under these circumstances, the insurance proceeds we receive might not be enough to restore our economic position with respect to a damaged or destroyed hotel. In addition, property and casualty insurance rates may increase depending on claims experience, insurance market conditions and the replacement value of our hotels. Furthermore, future insurance proceeds are typically pledged in favor of banks that provide loans to us and our subsidiaries and other affiliates, and therefore, would not necessarily be available to us, our subsidiaries and other affiliates upon payment.

THE FAILURE TO COMPLY WITH GOVERNMENT REGULATION MAY ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS

         The hotel industry is subject to numerous national and local government regulations, including those relating to building and zoning requirements and fire safety control. In addition, we are subject to laws governing the relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements, and in some localities to collective labor agreements. While we use reasonable efforts to substantially comply with these requirements, a determination that we are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our hotels into compliance with the regulations. In addition, our ability to dismiss superfluous or redundant staff may be hampered by local labor laws and courts which traditionally favor employees in disputes with former employers, particularly in countries with strong socialist histories such as Romania (See "Item 4 - Information on the Company - Business Overview - Government Regulation").

COMPLYING  WITH  EXISTING  AND  FUTURE   ENVIRONMENTAL   LAWS,   ORDINANCES  AND
REGULATIONS MAY INVOLVE MATERIAL COSTS

         Our operating costs may be affected by the obligation to pay for the cost of complying with existing or newly promulgated environmental laws, ordinances and regulations. In addition, if any future environmental laws are adopted in any country in which we operate, we may at various times be required to pay amounts to comply with these laws, which amounts are not capable of assessment at this time but which may be significant. Under environmental laws in effect in jurisdictions in which we operate, a current owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in the property, even if they relate to periods prior to ownership. These laws often impose liability whether or not the owner knew of, or was responsible for, the presence of hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures or affect operations. In connection with the ownership of our hotels, we potentially may be liable for any such costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect our business and results of operations.

WE MAY BE HELD LIABLE FOR DESIGN OR CONSTRUCTION DEFECTS OF THIRD-PARTY CONTRACTORS

         Our construction activities typically are performed by third-party contractors of whose performance we cannot be certain. Construction claims may also be asserted against us for design or construction defects which may not be covered by the professional liability insurance of the contractors or of the architects and consultants (although we generally seek to protect ourselves by entering into indemnification agreements with such contractors, architects and consultants). These claims may give rise to liabilities.

ONE OF OUR HOTELS IS AFFECTED BY CERTAIN RISKS OF DOING BUSINESS IN SOUTH AFRICA

         We own an interest in a hotel in South Africa. Conducting business in South Africa is subject to certain risks, including local disputes, a high crime rate, economic instability and political uncertainty, which have had and may continue to have an adverse effect on this hotel.

OUR OWNERSHIP RIGHTS IN THE BUCURESTI HOTEL HAVE BEEN CHALLENGED

         Since the acquisition of the controlling interest in the Bucuresti Hotel complex in Bucharest, Romania, we have encountered a number of attempts to challenge both the validity of the acquisition of the complex and our control over the company owning the rights to the hotel (See "Item 8 - Financial Information - Legal Proceedings"). These attempts have included a motion submitted to the Supreme Court in Romania seeking, on strictly procedural grounds, to overrule a decision of that court in which the court upheld the validity of the tender and directed the Romanian State Ownership Fund to execute the transaction for the sale of the controlling interest in the company that owns the hotel. This claim has been rejected by the Supreme Court. A further claim submitted to the courts in Romania seeking the termination of the privatization contract and the annulment of the transfer of the shares in the hotel owning company to our wholly owned subsidiary, has also been rejected by the court on procedural grounds.

RISKS RELATING TO OUR  ENTERTAINMENT  AND COMMERCIAL  CENTER IN HERZLIA,  ISRAEL

THERE ARE MANY COMPETING ENTERTAINMENT AND COMMERCIAL CENTERS

         There are several entertainment and commercial centers in Israel in general, and specifically in the greater Tel Aviv area (which includes Herzlia). There are two operational shopping centers within approximately 1 to 3 miles from the location of our entertainment and commercial center. These other centers compete for customers as well as for third party retailers and operators to lease space in such centers. There can be no assurance that we will be successful in competing with the other entertainment and commercial centers. (See also "Item 4 - Information on the Company - Competition - Entertainment and Commercial Center").

WE ARE DEPENDENT ON ENGAGING THIRD PARTIES TO ENTER INTO LEASE AGREEMENTS, AND ON OBTAINING AND RETAINING HIGH CUSTOMER TRAFFIC

         We are dependent on our ability to induce food and commodity retailers and entertainment service providers to enter into leases for units in our entertainment and commercial center, or to renew existing leases on favorable terms. There is also active competition to attract tenants to commercial areas and other locations suitable for entertainment and commercial centers. The general economic recession in Israel may also deter businesses from entering into new lease agreements or renewing existing lease agreements, or from incurring the costs required to fit out their rented units in an acceptable manner. If a significant portion of our existing leases expire, we may find it more expensive or less profitable to continue to operate our entertainment and commercial center.

THE QUARTERLY RESULTS OF OPERATIONS OF THE ENTERTAINMENT AND COMMERCIAL CENTER MAY FLUCTUATE DUE TO THE SEASONALITY OF OUR BUSINESS AND GENERAL CONDITIONS IN ISRAEL

         A weak holiday shopping season would adversely affect our profitability. The annual revenues and earnings of the entities that have leased or will lease space in our entertainment and commercial center, as well as of prospective lessees, are substantially dependent upon the amount of traffic in our entertainment and commercial center during the holiday shopping periods, which may affect their ability to satisfy their rental obligations. As a result, changes in the level of traffic in our entertainment and commercial center during this period may have a disproportionate effect on the annual results of operations of the entities that lease space in our entertainment and commercial center, which may give rise to tenants going out of business, defaulting on their lease agreements or otherwise being unable to fulfill their obligations towards us, which may have a material adverse effect on our business. In addition, patron traffic during the periods immediately following peak holiday seasons are traditionally slower. (See "Item 4 - Information on the Company - Seasonality"). Furthermore, general economic recession in Israel, as well as the deteriorating security situation in the Middle East and terrorist attacks on civilian targets in Israel could cause a slowdown in customer traffic and consumer purchasing patterns. (See " - Risks relating to Israel - Military and economic conditions in Israel may affect our operations and may limit our ability to manufacture and sell our products" below.)

ACCESS TO THE COMMERCIAL AND ENTERTAINMENT CENTER MAY BECOME CONGESTED

         Vehicular access to the commercial and entertainment center is liable to be congested during peak periods. The main access route from the Tel Aviv-Haifa highway runs through a popular entertainment area which attracts numerous visitors principally at night. The same area accommodates many office and commercial buildings which creates increased traffic flow at the beginning and end of the working day. The patrons of the commercial and entertainment center may encounter traffic congestion problems in reaching the center, which may adversely affect the number of customers visiting the center. We are exploring various solutions designed to alleviate access difficulties (including the provision of shuttle services from the nearby Herzlia railway terminal).

A DECISION OF AN ISRAELI COURT MAY CAUSE DELAYS IN THE GENERAL DEVELOPMENT OF THE PROJECT THAT INCLUDES OUR ENTERTAINMENT AND COMMERCIAL CENTER

         An Israeli court has determined that the zoning plan applicable to the Herzlia Marina project permits the construction of resort units and not of residential units. This decision is not final and an appeal by various developers is still pending. While this issue does not directly affect our entertainment and commercial center, any delays in the general development of the project caused by the resolution of this matter may affect the flow of consumers to the area.

RISKS RELATING TO OUR BIO-TECHNOLOGY INVESTMENT

START-UP OPERATIONS MAY BE HIGH RISK VENTURES

         Investments in bio-technology start-up operations may involve high risks. These investments are generally directed at providing a bridge between the preliminary concept/proto-type stage and the manufacturing and marketing stages. Success of start-up investments is generally a function of the quality of management, success in tests carried out during the research and development phase, the quality of the product or service, its relative added value in the market and the timing of its launching. Start-up companies in the bio-technology business are subject to various risks generally encountered by new enterprises, including delayed or protracted research and development programs, acceptance of product in the market place, and the need for additional financing which might not be available. While Elscint used considerable efforts to investigate the integrity and potential of its investment in Gamida Cell Ltd. ("Gamida"), we cannot be certain that the professional assessments made at the time of investment as to the quality of the concept or the proto-type will prove correct, or that there will be an adequate return on investment, if at all, nor can Elscint be certain that the timing of realizing the profits from its investment will be optimal.

OUR INVESTMENTS IN GAMIDA IS SPECULATIVE IN NATURE AND WE MAY NEVER REALIZE ANY REVENUES OR PROFITS FROM SUCH INVESTMENTS

         We cannot be certain that our investment in Gamida will result in revenues or profits. As of the date of this report, Gamida has not generated operating revenues sufficient to pay dividends to us. Economic, governmental, regulatory and industry factors outside our control affect Gamida. If Gamida will not successfully implement its business plan with the assistance of our experience and methodologies, then we will not be able to realize any profits from it. There are also material risks relating to the business of Gamida. Accordingly, our ability to realize profits from this investment will be dependent upon the management and operations of Gamida, the success of its research and development activities, the timing of the marketing of its products and numerous other factors beyond our control.

DEVELOPMENT PERIODS OF PRODUCTS OR MARKETABLE SERVICES MAY BE PROTRACTED

         The period of time which may elapse between the initial stage and the stage of development of marketable bio-technology products or services may be protracted. Concept-to-market capability development may exceed five years, during which time substantial capital investments may be required. Unforeseen delays in the projected research and development timetable may cause additional delays. We cannot be certain that the products or services developed by Gamida, once developed, will achieve the projected degree of market penetration, or that competitive products will not have reached the market prior thereto, nor can we be certain that the profits from such products or services will be adequate in light of the extent and period of the required investments.

CLINICAL TESTING OF PRODUCTS UNDER DEVELOPMENT REQUIRES FDA APPROVAL

         Products in the bio-technology field are required to undergo clinical tests, either in compliance with the requirements of the United States Food and Drug Administration (the "FDA") or the requirements of competent regulatory authorities in other countries where target markets are identified. In order to initiate clinical studies in humans, the prior approval of the regulatory authorities must be obtained. In some circumstances, applications to market of such products may be denied, or the award of permission may be delayed. The inability of Gamida to commence clinical studies in a timely manner may have a negative impact on their projected time-to-market factors. Failure to obtain such approvals could have a material adverse effect, and thus on our investment in Gamida.

         In the event that Gamida is unable to obtain such regulatory approvals in any potential market, then they will be unable to market their bio-technology products. While we have no reason to believe that such approvals will not be obtained, it should be noted that they are a prerequisite to the marketing of the products of Gamida in all of the major target markets.

PHYSICIANS MAY NOT UTILIZE AND MAY OPPOSE NEW PRODUCTS OR TECHNOLOGIES OF GAMIDA

         Certain products or services developed by Gamida may fundamentally change the treatment of various medical conditions. Physicians may be reluctant to use such products or services, and may prefer to apply other methods of treatment.

THE PRODUCTS AND SERVICES OF GAMIDA MAY FACE COMPETITION

         The products and services of Gamida may face competition from alternative sources. There are various competitors in the fields in which Gamida is engaged, many of whom have greater financial resources than it, and have well developed marketing networks which Gamida currently lack. In addition, even if Gamida begins to market its products prior to its competitors, we cannot be certain that competing products will not attain a significant market share. Finally, several competitors enjoy high brand name recognition, which Gamida lacks. (See "Item 4 - Information on the Company - Competition - Bio-Technology Investments").

GAMIDA REQUIRES STRATEGIC PARTNERS TO MARKET ITS PRODUCTS

         In order to penetrate the U.S. and European markets, it is essential to find a well-positioned and well-known strategic partner with high brand name recognition in the market place. This strategic partner would provide worldwide or extensive territorial marketing, sales and other services for the products of Gamida. Failure to establish a strategic partnership of this type could have an adverse effect on the success of the products, since the lack of brand name recognition, geographical distance to important target markets and the lack of an established marketing and service infrastructure would severely hamper the efforts of Gamida to achieve a significant and early market presence.

GAMIDA MAY BE REQUIRED TO DEFEND ANY POTENTIAL  INFRINGEMENT OF ITS PATENTS

         Infringement of registered and pending patents by unauthorized competitors may result in competing products using the technology of Gamida. While we expect Gamida to vigorously challenge any such violations with all legal rights and processes available to it, we cannot be certain that such litigation will either be successfully concluded or concluded with sufficient expedition to reduce the harm. In addition, the costs of pursuing these remedies is often high.

THE PRODUCTS AND SERVICES OF GAMIDA COULD INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, CAUSING COSTLY LITIGATION AND THE LOSS OF SIGNIFICANT RIGHTS

         Gamida is subject to the risk that others may assert claims that they have infringed the claimants' current or future intellectual property rights. Any claims, with or without merit, could be time-consuming, result in costly litigation, prevent product shipment or cause delays, or require Gamida to enter into royalty or licensing agreements, any of which could harm its business. Patent litigation in particular has complex technical issues and inherent uncertainties. In the event that an infringement claim against Gamida is successful and they cannot obtain a license on acceptable terms or license a substitute technology or redesign its product to avoid infringement, its business could be harmed.

RISKS RELATING TO ISRAEL

SECURITY AND ECONOMIC CONDITIONS IN ISRAEL MAY AFFECT OUR OPERATIONS

         We are incorporated under Israeli law and our principal offices are located in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. As of the date of this annual report, Israel has not entered into any peace agreement with Syria or Lebanon. Since 1993 several agreements have been signed between Israel and the Palestinians, but a final agreement has not been achieved. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, characterized by terrorist attacks on civilian targets, suicide bombings and military incursions into areas under the control of the Palestinian Authority, all of which have adversely affected the peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel's relationship with several Arab countries. In addition, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

MANY OF OUR DIRECTORS, OFFICERS AND EMPLOYEES ARE OBLIGATED TO PERFORM ANNUAL MILITARY RESERVE DUTY IN ISRAEL. WE CANNOT ASSESS THE POTENTIAL IMPACT OF THESE OBLIGATIONS ON OUR BUSINESS

         Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 49, including some of our directors and officers, are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. The deteriorating security situation in the Middle East has caused, and will continue to cause in the foreseeable future, a sharp increase in the army reserve obligations of those of our directors, officers and employees who are subject to such reserve duty obligations. Although we have operated effectively under these requirements in the past, including during recent hostilities with the Palestinians and the Iraq War, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect of any increase or reduction of these requirements on us.

AN INCOME TAX REFORM IN ISRAEL MAY ADVERSELY AFFECT OUR SHAREHOLDERS AND US

         Effective as of January 2003, the Israeli Parliament has enacted a wide ranging reform of the Israeli income tax system. These tax reforms have resulted in significant changes to the Israeli tax system, and may have adverse tax consequences for our shareholders and us. (See "Item 10 - Additional Information
- Taxation - Reform of Taxes on Income in Israel".)

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US AND OUR OFFICERS AND DIRECTORS OR TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL OR SERVE PROCESS ON US AND SUBSTANTIALLY ALL OF OUR OFFICERS AND DIRECTORS

         All of our executive officers and directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

         Notwithstanding the foregoing, Israeli courts may enforce a U.S. non-appealable judgment for liquidated amounts in civil matters, obtained after due process before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which recognizes and enforces similar Israeli judgments, provided that: (i) adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard; (ii) such judgment and the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) such judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and (v) the judgment is no longer subject to a right of appeal.

         Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency. The usual practice in Israel in an action to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in effect on the date thereof. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange of such foreign currency on the date of payment or in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency will ordinarily be linked to the Israeli Consumer Price Index plus interest at the annual rate (set by Israeli regulations) prevailing at such time. Judgment creditors must bear the risk of unfavorable exchange rates.

         In April 1998, the Israeli government announced its intention to liberalize its foreign currency control regime by, in effect, permitting any foreign currency activity or transaction, except for certain restrictions on institutional investors and on some derivatives transactions of non-residents. For example, in May 1998, the Israeli government adopted regulations that replaced many of the restrictions on foreign currency transactions with the requirement that such transactions be reported to the Controller of Foreign Currency at the Bank of Israel. Over time, if enacted, this liberalization may ultimately include the NIS becoming a fully convertible currency. No assurance may be given that the Israeli government's intentions as announced will receive legislative or regulatory approval, that any such approvals will be received in any particular time frame or that the risks described above will be alleviated.

RISKS RELATING TO OPERATIONS IN EUROPE

WE ARE SUBJECT TO VARIOUS RISKS RELATED TO OUR OPERATIONS IN EUROPE, INCLUDING ECONOMIC AND POLITICAL INSTABILITY, POLITICAL AND CRIMINAL CORRUPTION AND THE LACK OF EXPERIENCE AND UNPREDICTABILITY OF THE CIVIL JUSTICE SYSTEM.

         In some of the European countries in which we operate, in spite of the fact that governments of such countries have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation to increase both international trade and investment, such policies might change unexpectedly. We may be adversely affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect our ability to market and sell our products and could impair our profitability.

         Romania in particular is a developing country that until the early 1990's was allied with the former Soviet Union under a communist economic system. The country, which is still economically and politically unstable, suffers from rapid devaluation of the Romanian Lei (local currency) against the U.S. dollar, political and criminal corruption, and lack of experience and commercial acumen, and unpredictability of the civil justice system. Romania continues to suffer from high unemployment, low wages, low literacy rates, and corruption. These risks could be harmful to us and are very difficult to quantify or predict.

         Any foreign company or litigant may encounter difficulty in prevailing in any dispute with or enforcing any judgment against the Romanian government or any of our officers or directors under the Romanian legal system. If our ownership rights in the company which owns the Bucuresti Hotel complex are successfully challenged, this may affect our ability to obtain compensation for our original investment if we are compelled to resort to litigation.

         Some countries, including Romania, may regulate or require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. In addition, if there is a deterioration in a country's balance of payments or for other reasons, a country may impose temporary restrictions on foreign capital remittances abroad. This may adversely affect our ability to repatriate investment loans or to remit dividends.

         Various of the countries in which we operate have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of such countries. In addition, in an attempt to control inflation, price controls have been imposed at times in such countries, which may affect our ability to increase our room rates.

OTHER RISKS

WE ARE SUBJECT TO VARIOUS LEGAL PROCEEDINGS THAT MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS

         Following the sale of substantially all of our assets in 1998, we were served with various claims filed by former and current shareholders and employees of Elscint in Israel and in the U.S. relating to the negotiations preceding the transactions and the transactions themselves. Some of the plaintiffs filed motions to recognize the claims as class actions. In addition, certain other legal proceedings have been initiated against us in connection with the change of our control in May 1999 and the acquisition of our hotel businesses in September 1999, including motions to recognize such claims as class actions (See "Item 8 - Financial Information - Legal Proceedings"). We cannot estimate the results of these proceedings. A determination against us in some or all of the proceedings may materially adversely affect our operating results.

ITEM 4.  -- INFORMATION ON THE COMPANY

SUMMARY

         Elscint was incorporated in Israel in 1969 and has a perpetual duration. Our registered offices are located at 13 Mozes Street, Tel Aviv 67442, Israel. You may reach us by telephone at: 972-3-608-6020 or by fax at:
972-3-696-2022.

         Following the sale of our components manufacturing facility in Israel Elscint is currently engaged in the following businesses:

          o ownership, operation and lease of hotels in Europe and elsewhere and of hotel projects that are presently under development, through subsidiary companies and jointly controlled companies;

          o ownership, through a wholly-owned subsidiary, of an entertainment and commercial center in Herzlia, Israel; and

          o    investment in a bio-technology Company (Gamida).

STRATEGY

         HOTEL AND LEISURE

         Elscint's business concept and growth strategy for its hotel business include the following key elements:

          o Our hotels are generally situated in close proximity to major railway links into cities, such as the central railway station in Antwerp (situated close to the Astrid Park Plaza hotel) and Victoria railway station in London (situated close to the Victoria Park Plaza hotel), both of which stations are scheduled to accommodate the services of the train de grand vitesse (the "TGV"), when such services become operational in these areas.
          o Our hotels offer convenient access to the local business districts, as well as attractive conference facilities.
          o Our hotels make considerable efforts t offer personal services at a five-star level under the motto "The World's Friendliest Hotels," but at four-star level prices.
          o Our hotels offer quality services and guest facilities to their patrons, with emphasis on advanced hi-tech services such as Internet connections in rooms and a fully-equipped business center with facsimile, photocopying services and e-mail and computer link-ups, as well as fitness centers, indoor swimming pools and saunas.
          o Our hotels' principal target customer base is the business traveler and the tourist industry, both individuals and groups.
          o Our hotels focus on strategic cooperation and affiliation with management companies with know-how and expertise in hotel management, which enables optimal use of a centralized reservation system, and which is beneficial due to the advantages of a unified management system that promotes the efficiency of the operation and control of hotels in diverse locations.
          o The development and implementation of an efficient cost management system in order to reduce overhead costs to a minimum.


         The goal of our hotel business is to acquire and manage four-star hotel properties which provide the business and vacation traveler with five-star quality accommodations, conveniently located near major transportation stations and commercial centers, at four-star hotel prices.

         Our growth strategy for the hotel business is increasing the number of hotel rooms in both Western and Eastern Europe, with emphasis on those cities in which a shortage of rooms exists in general, such as London and Amsterdam, or where a shortage of quality rooms exists, such as Bucharest, with a view to attaining our ultimate goal of having a presence in most major European cities. This strategy is being implemented both by the acquisition and renovation of existing operational hotels and by the construction and development of new hotels on land purchased in optimal locations. Where appropriate, Elscint may draw on the experience and resources of its group affiliates to develop integrated projects which will include hotels, entertainment and commercial centers, and office facilities, subject to applicable restrictions.

         Each of our operating hotels has appointed Park Plaza as its management company. Park Plaza owns the franchise to the "Park Plaza" brand name in the Benelux countries, United Kingdom, various countries in Eastern Europe, South Africa and a number of countries in the Middle East. Park Plaza is responsible for the operation of the hotels, including the daily monitoring of each hotel's results and the supervision of the local management and staff. However, local management is employed by the respective company owning the hotel and not by Park Plaza, although Park Plaza does render hiring services.

         Each of the companies owning the Victoria,  Utrecht,  Astrid,  Sherlock
Holmes and Victoria London hotels has recently entered into a restated management agreement with Park Plaza, the principal provisions of which include:

          o payment to Park Plaza of an annual incentive fee of 7% of the gross operating profit of the hotel ("Incentive Fee");
          o payment to Park Plaza of an annual bas fee of 2% of the gross hotel room revenues ("Annual Base Fee"), plus reimbursement of advertising expenses, office expenses (at a fixed amount) and other expenses incurred by Park Plaza in carrying out its duties;
          o management agreements valid for an initial fifteen year period, and renewable automatically for an additional period of ten years, subject to the right of either party to terminate the agreement by giving twelve months advance notice (or six months advance notice in the event that the Company decides on early termination of the management agreement);
          o if any of the hotel-owning companies should decide on early termination of the management agreement, then it would be required to pay to Park Plaza an amount equal to the Incentive Fee, the Annual Base Fee and the Franchise Fee (as defined hereunder) for the year immediately preceding the date of that sale; and
          o in consideration for monthly royalties of up to 1% of the gross hotel-room revenues ("Franchise Fee"), our hotels may use the brand name "Park Plaza", certain Park Plaza trademarks, Park Plaza's international marketing network and international booking center, Park Plaza's marketing and advertising material, Park Plaza's international hotel conferences, Park Plaza's assistance in planning, developing and applying its methods with respect to the hotels, training of staff and senior management of the hotels, and inclusion in the list of Park Plaza hotels worldwide. Elscint designs and refurbishes its hotels in order to comply with Park Plaza's operational standards.

         For technical reasons, no formal agreement has been signed as of May 31, 2003 with Park Plaza in respect of the management of the Sandton hotel in South Africa, although Park Plaza manages the hotel on a de facto basis on the same terms and conditions as the remaining operational hotels.

         The management agreement with Park Plaza in respect of the Shaw Park Plaza hotel in London has been terminated by mutual agreement following the long term lease of the property to an unrelated third party (See " - Information on the Company - Highlights of 2002"). In addition, a consulting agreement previously entered into with Park Plaza pertaining to the operation of the
Bucuresti hotel in Bucharest, Romania, has also been terminated by mutual agreement following the close-down of the hotel for renovation and refurnishment. (See " - Information on the Company - Highlights of 2002")

         It is anticipated that a management agreement, on terms substantially similar to the foregoing, will also be signed with Park Plaza in respect of the Riverbank hotel once its construction is completed.

         In December 2002, an International Management Agreement was signed with an unrelated third party ("Operator") for the future management of the hotel in Budapest. This agreement provides for the following:

          o    A term of 20 years.

          o The conversion of the "Ballet Institut Building" into a 5 star hotel with approximately 200 rooms (including 32 suites) within 36 months from the date of the agreement.

          o As consideration for the management of the hotel, the Operator will be entitled to receive a base fee of 3.5% of the total revenue, and a management fee of 10% of the gross operating profit ("GOP") of the hotel.

          o In addition, the Operator will guarantee, throughout the term of the agreement, that the adjusted gross operating profit (defined as GOP less the management fee, allocations for reserve funds and property insurance) will not be less than Euro
               2.5 million (approximately $2.6 million) during the second full fiscal year, and Euro 2.9 million (approximately $3.0 million) during each subsequent full fiscal year, provided that Operator's obligation to guarantee results is capped at a total of Euro 6 million (approximately $6.3 million) (the "Cap"). Subsidiaries of Elscint and of Red Sea have undertaken to repay to Operator any amounts paid out under the guaranteed result obligations if Operator lawfully terminates the agreement, or if the hotel owning company unlawfully seeks to terminate the agreement.

          o The Operator also has a "claw back" right to recoup any amounts paid to fulfill its guaranteed result obligation if the adjusted gross operating profit in any subsequent year exceeds the guaranteed level for that year, provided that any amounts so recouped will be deemed to replenish the Cap.

          o The Operator has undertaken that durin the first 5 years following the opening of the hotel, it shall not operate another hotel within the borders of the city of Budapest, and for an additional 5 years it will not operate another hotel within a 2 mile radius of the hotel on the Pest side of the Danube River.

          o The hotel owning company (in which Elscint holds a 50% interest) may terminate the management agreement in the event of a material and un-remedied breach by Operator, if Operator is declared insolvent, if Operator breaches its exclusivity obligations or if Operator forfeits its right to use the brand-name. In addition, the management agreement may be terminated for under-performance compared to competing hotels of the same category and standard in Budapest, as determined by an internationally recognized consulting firm.

          o The Operator may terminate the management agreement if the hotel is not opened within 36 months after the date of the agreement, if the construction of the hotel departs materially from the approved plans.

         The consummation of the foregoing management agreement is subject to ratification by the respective boards of directors of both the hotel owning company and the Operator. As of the date of this report, the management agreement has not yet been ratified, as the parties are presently discussing an upgrade of the operating brand name which in turn will affect the level of the management and incentive fees to be paid to the operator.

         ENTERTAINMENT AND COMMERCIAL CENTER

         Our entertainment and commercial center is located in the heart of, and faces, the Herzlia Marina, which is one of the most prestigious land development projects in Israel. The principal features of our business strategy for the entertainment and commercial center include:

          o The creation of a distinctively aesthetic and architecturally pleasant structure, with emphasis on "customer friendliness", at a prime and unique location overlooking the Herzlia Marina and the shores of the Mediterranean Sea;

          o    An   aggressive   marketing   campaign   to  attract   recognized
               "brand-name" retailer and entertainment service provider tenants;

          o Offering a wide range of quality entertainment facilities, together with an impressive variety of retail opportunities;

          o    Providing ample parking facilities for patrons; and

          o An innovative and dynamic management program for the center designed to foster the interest of patrons.

         The Herzlia Marina project includes an anchorage for over 800 vessels, as well as our entertainment and commercial center and various other developments by unrelated third parties, all being constructed on approximately
1.46 million square feet of land which has been reclaimed from the sea.

         The entertainment and commercial center itself will have a total gross constructed area (excluding underground parking facilities) of approximately 455,000 square feet, of which approximately 280,000 square feet will be available for rent, and approximately 130,000 square feet will be public areas. In addition, a large underground parking facility of 630,000 square feet, which will accommodate approximately 1,700 vehicles, is also being constructed to serve the entertainment and commercial center. The lower ground floor will include numerous large children's oriented entertainment areas, restaurants, cafes and retail stores. The upper ground level will include restaurants and cafes with a sea view. This level will also house "fast food" vendors, and a "food market" in lieu of the traditional supermarket.

         It is anticipated that the center will draw its customers from the northern parts of Greater Tel Aviv (including the northern satellite cities of Herzlia, Ra'anana and Kfar Sava) as well as the suburbs of northern Tel Aviv, attracting a potential customer base of approximately 1,500,000 to 2,000,000 residents. The center will offer "brand name" retail outlets, a variety of entertainment and leisure activities, a food court with more fast and higher-end food establishments than in any other single building in Israel, a multi-screen cinema complex, a simulation facility, an active water-ride and a video game arcade. To promote customer traffic, the center will be administered and operated by an experienced management company, which will formulate a program designed to foster the interest and involvement of the patrons in the activities of the center, including special price reduction campaigns, entertainment and fashion events, lotteries, contests, etc. The entertainment and commercial center was opened to the public in June 2003. Through May 31, 2003, approximately 141,438 square feet of the entertainment and commercial center have been leased to various retailers, of which approximately 87,425 square feet have been leased to three anchor tenants, including an eight (8) screen cinema complex, a large retailer group and a pharmacy-perfumery.

         BIO-TECHNOLOGY INVESTMENTS

         Since its establishment in early 2000, Elscint Bio-Medical Ltd. ("EBM") has focused on investments in early stage bio-technology companies. During 2002, EBM expanded its investment in Gamida, but decided to postpone for the foreseeable future other planned investments in additional companies due to the slowdown in the Israeli economy and projected difficulties in raising financing for such businesses. Currently, EBM does not have any plans to expand its activities.

HIGHLIGHTS OF 2002

         The following were the highlights of our business activities and investments during 2002 and through May 31, 2003:

          o The sale of the manufacturing facility in Ma'alot to an unrelated third party;

          o The long term lease o the hotel property located on Euston Road in London, England (previously Shaw Park Plaza) to an unrelated third party for a period of 25 years;

          o The close down of the Bucuresti Hotel in Bucharest, Romania for renovation and refurbishment;

          o The completion of renovation works at the Astrid Park Plaza hotel in Antwerp, Belgium and the commencement of construction of an oceanarium attraction within the facility;

          o    The payment of a dividend by the Company to its shareholders; and

          o The completion of the construction of the Entertainment and Commercial Center in Herzlia.

         HOTEL AND LEISURE

         Following the opening of the Victoria London and Sherlock Holmes hotels in London during 2001, Elscint now has interests in six operational hotels:

          o    the Victoria in Amsterdam;

          o    the Utrecht Park Plaz in Utrecht, The Netherlands;

          o    the Astrid Park Plaza in Antwerp, Belgium;

          o    the Sandton Park Plaz in Johannesburg, South Africa;

          o    the Victoria London Park Plaza in London; and

          o    the Sherlock Holmes Park Plaza, also in London.

         In collaboration with the Red Sea Hotel Ltd. group of companies ("Red Sea") and Park Plaza, Elscint continued to implement the management program designed to optimize management procedures, streamline cost control systems and improve performance where possible.

         In January 2003, we leased the property situated on Euston Road in London (formerly operated as the Shaw Park Plaza) (the "Euston Road Property") to an unrelated third party for a period of 25 years. See " - Property, Plant and Equipment".

         During 2002, Elscint completed the renovations of the Astrid Park Plaza in Antwerp, Belgium by expanding the lobby to an area of 7,000 square feet and inaugurating a bistro on the lobby floor which has proven a popular venue. In addition, the commercial areas of the property have been closed down and work has commenced on converting this area into an oceanarium attraction. The works on this renovation are scheduled to be completed by Summer 2003.

         In December 2002, Elscint closed down the Bucuresti hotel in Bucharest, Romania, in order to facilitate the complete renovation and refurbishment of the facility and its conversion into a hotel of international standard. Elscint has succeeded in reducing the work force at the hotel from 890 employees to 120 employees as at May 31, 2003. As at May 31, 2003, Elscint's wholly owned subsidiary increased its holdings of the outstanding shares of the hotel owning company to 69%, and the $1 million paid for the additional shares are held in a special account and will be invested during the course of the renovation works in accordance with a schedule negotiated with the local environmental authorities. The planning and design of the renovation works are nearing completion, and we intend to obtain the necessary building permits by December 2003 in order to enable the commencement of works by early 2004. It is anticipated that the renovation works will be completed within 24 months.

         In addition, 109 out of the 230 apartment units comprising the apartment hotel (which forms part of the Bucuresti complex) have been renovated during the beginning of 2003 at a cost of $2.5 million. The apartment hotel enjoys a high occupancy rate and generates revenues of approximately $3,200,000 per annum. Elscint intends to improve the quality of the services offered to its apartment hotel residents.

         During 2002, Elscint also continued its plans for the development of two additional hotel projects. In Hungary, the project for the conversion of the National Ballet Institute Building, centrally located on Budapest's prestigious Andrassy Boulevard, into a western business orientated hotel, proceeded. All tenants (except one) have now been vacated from the building by agreement. Applications for building permits are now pending, and we expect the construction works to commence during late- 2003, and to be completed within 15 months thereafter. The construction of the Riverbank Park Plaza Hotel on the site acquired in March 2000 on the banks of the Thames River has continued through 2002 and is expected to be completed by late 2004. This hotel will comprise of over 550 rooms.

         During 2002, the development of the Lake Monfort Project in northern Israel was delayed, due primarily to the severe economic situation and the decrease in demand for tourism facilities in Israel.

Elscint will continue to assess its plans for the development of this project in light of the security situation in the region and the influence that such situation may have on the local tourist market.

         SALE OF THE MANUFACTURING FACILITY IN MA'ALOT

         On December 31, 2002 the Company sold (on the basis of an agreement signed on November 13, 2002), substantially all of the assets and the assignment of certain liabilities relating to the manufacturing, development, assembly, engineering and integration operations conducted by Elscint at the factory in Ma'alot in Northern Israel. The buyer did not assume tax liabilities, liabilities arising out of breaches by Elscint of assigned contracts, employee related liabilities for the period preceding the consummation of the transaction, and certain retained environmental liabilities. On the basis of a closing balance sheet, the buyer paid approximately $20.5 million, including a goodwill payment, of which approximately $10.2 million was placed into escrow pending verification of the purchase price, within 45 days of the closing, and collection of accounts receivable within 90 days of closing. As of May 31, 2003 the full amount of the escrow deposit has been released to Elscint (except for approximately $155,000 paid to the buyer for certain adjustments and accounts receivable not collected within the 90 day period). As a result of this transaction, Elscint recorded a capital gain of approximately $8 million.

         BIO-TECHNOLOGY INVESTMENTS

         In April 2002, EBM acquired from a third party 450,000, additional shares in Gamida for approximately $1,042,000, including the shares held by its former CEO in Gamida (see below).

         As of the December 31, 2002, EBM held approximately 37.1% of the outstanding shares of Gamida (33.6% on a fully-diluted basis) and had the right to appoint one quarter of the members of Gamida's board of directors.

         In early 2003, Gamida signed an agreement with Teva Pharmaceuticals Ltd. ("Teva"), for the investment by Teva of $3 million in Gamida for approximately 9% of Gamida's outstanding share capital. Gamida signed an additional memorandum of understanding with Teva, pursuant to which Teva was awarded an option for future cooperation with Gamida with regard to the technology that Gamida is developing, and subject to conditions agreed between those parties.

         In November 2002, the employment agreement between EBM and Dr. Amnon Gonenne, its former Chief Executive Officer, was terminated. Pursuant to the termination agreement, EBM purchased from Dr. Gonenne all of his securities of both EBM and its portfolio investee companies, in consideration for the repayment of the loans awarded by EBM to Dr. Gonenne in order to finance the acquisition of those securities.

         Concurrently with the termination of the employment agreement of Dr. Gonenne, EBM's management postponed for the foreseable future further investment opportunities in bio-technology related companies pending its re-assessment of the market situation.

         PAYMENT OF DIVIDEND

         In October 2002, Elscint paid a dividend of $1.10 per each Ordinary Share, aggregating approximately $19.3 million.

BUSINESS OVERVIEW

         The following table indicates our revenues in each geographic market in which Elscint has operated during each of the last three years (not including revenues derived from discontinuing operations):

                                                                                    Convenience
                                                                                    translation
                                    FISCAL YEAR ENDED DECEMBER 31,                  for year ended
                                           In NIS thousands                         December 31, 2002
                        2002                2001                 2000                 $(THOUSANDS)
                       -------             -------             -------              -----------------


WESTERN EUROPE         173,598             109,845             106,684                 36,647
EASTERN AND
CENTRAL EUROPE          35,392              30,958                   -                  7,471
ISRAEL                   1,538              10,221              20,367                    325
OTHERS                   1,660               1,095               1,404                    351
                       -------             -------             -------                 ------
                       212,188             152,119             128,455                 44,794
                       =======             =======             =======                 ======


         HOTELS AND LEISURE

         Elscint has certain rights in the following hotels and projects:

     o    Victoria Hotel (operational hotel)    Amsterdam, The Netherlands
     o    Utrecht Park Plaza Hotel              Utrecht, The Netherlands
          (operational hotel)
     o    Astrid Park Plaza Hotel               Antwerp, Belgium
          (operational hotel)
     o    Sandton Park Plaza Hotel              Johannesburg, Republic of
          (operational hotel)                    South Africa
     o    Victoria Park Plaza Hotel             London, United Kingdom
          (operational hotel)
     o    Sherlock Holmes Park Plaza Hotel      London, United Kingdom
          (operational hotel)
     o    Bucuresti Hotel (under renovation)    Bucharest, Romania
     o    Ballet Building Project               Budapest, Hungary
          (under development)
     o    Riverbank Hotel Project               London, United Kingdom
          (under development)
     o    Monfort Lake Project                  Ma'alot, Israel
          (under preliminary development)


         Elscint's ownership percentage in the foregoing hotels and hotel projects varies, and the remaining interests (in those hotels that are not wholly-owned by Elscint) are owned by various unrelated third parties, including subsidiaries of Red Sea.

         Set forth below is certain information relating to the hotels and projects:


                                Elscint's          Total                               Average Occupancy
       Name and Rate             Holding      Constructed Area                          During 2002 and
          of Hotel              Percentage       (Sq. Ft.)          Total Rooms        through May 2003      Other Information
----------------------------- --------------- ----------------- --------------------- -------------------- -----------------------
Victoria Hotel, Amsterdam,      50%                220,000      305 (27 Suites)             89.8%          o  business center
Four Stars                                                                                                 o  health center

Utrecht Park Plaza Hotel,       50%                 55,880      120 (40 executive           67.8%          o  70 parking spaces
Utrecht, The Netherlands,                                       rooms)                                     o  11 conference rooms
Four Stars


Astrid Park Plaza Hotel,        100%               223,300      229 (19 business            67.8%          o  part of complex
Antwerp                                                         suites)                                       that includes an
Belgium, Four Stars                                                                                           oceanarium (under
                                                                                                              developement)

Sandton Park Plaza, Hotel,      33.33%              89,100      138 (61 suites)             45.1%          o  business center
Johannesburg, Four Stars

Sherlock Holmes Hotel,          45.0% equity        67,460      119 (17 executive           66%            o  fitness center
London                          50% voting                      studios, 3 split                           o  main meeting room
                                                                level "loft" suites)                          for 600 people
                                                                                                           o  6 board rooms

Bucuresti Hotel Complex,      69%                  901,000      446 (24 suits) in     The hotel is         o  adjacent
Bucharest, Romania; four                                        the hotel; 230 in     closed for              historically
star hotel and an apartment                                     apartment hotel       renovation.             protected building
hotel                                                                                 Apartment hotel -       (restaurant)
                                                                                      90%                  o  health center

Victoria Park Plaza Hotel,      50%                242,000      287 rooms (22               73.1%          o  Executive lounge
London (standard of                                             business suites and                        o  health club
building equivalent to                                          12 main suites)                            o  main conference
"four star deluxe")                                             12 apartments                                 room for up to 750
                                                                                                              people
                                                                                                           o  13 additional
                                                                                                              convention health
                                                                                                           o  underground
                                                                                                              parking facilities

Riverbank (Thames) Project,   45% equity           337,100      381 rooms             The hotel is under   o  full leisure center
London, preliminary           50% voting                        156 boutique hotel    construction         o  two main
development                                                     style rooms                                   conference rooms,
                                                                                                              each with capacity
                                                                                                              of up to 650 people
                                                                                                           o  20 additional
                                                                                                              conference rooms

Ballet Building, Budapest,      50%                143,000      196 rooms             The hotel is under   o  construction works
Hungary - in development                                                              construction            to commence during
                                                                                                              2003

         Golden Wall Option
         ------------------

         During 2001, BEA Hotels N.V. ("BEA"), a wholly-owned subsidiary of the Company, was granted an option from Park Plaza, exercisable until June 30, 2002 (subsequently extended to September 30, 2003) to purchase from Park Plaza 33% of the rights in Golden Wall Investments Ltd. ("Golden Wall"), a subsidiary of Park Plaza that was incorporated for the purpose of acquiring the business (including hotel management agreements, management rights, rights to use trade names, etc.) of the Park Plaza chain in Europe. As part of the agreement, BEA granted Park Plaza an unsecured loan of $5 million ("Option Advance"), convertible into shares of Golden Wall (in the event the option is exercised) or repayable (in the event the option is not exercised).

         Pursuant to a Restated Agreement dated as of December 30, 2002, the parties agreed that approximately $1.67 million of the Option Advance shall constitute a restated loan made by BEA to Park Plaza bearing interest at LIBOR plus 1% per annum, and repayable in one bullet payment on December 31, 2006 (provided that upon the sale of any hotel asset in which Park Plaza holds an equity interest jointly with BEA, Park Plaza's share of the proceeds generated by such sale will be applied to the reduction of the Restated Loan amount). As security for the repayment of this Restated Loan, Park Plaza has undertaken to grant to BEA a pledge over its equity rights in the jointly owned hotel assets as well as a lien over its right to receive proceeds out of the sale of such assets. In the event that BEA elects to exercise the option prior to September 30, 2003 on terms acceptable to it, the remaining amount of the Option Advance (approximately $3.3 million) will constitute full payment for one-third of the outstanding shares of Golden Wall. However, if BEA declines to exercise the option then the amount of $3.3 million will be added to the amount of the restated loan and shall be subject to the same conditions as to interest, repayment and security.

         ENTERTAINMENT AND COMMERCIAL CENTER IN THE HERZLIA MARINA

         The total estimated project cost of the entertainment and commercial center is approximately $150 million (approximately NIS 710 million). As of March 31, 2003, the total estimated remaining cost required to complete the entertainment and commercial center was approximately $40 million (approximately NIS 190 million). As of May 31, 2003 the construction of the facility has been completed and efforts are currently concentrated upon final decoration, tenant fit outs and completion of the entertainment facilities. We expect to open the center to the public during June 2003.

         As of May 31, 2003, 78 leases had been signed for space in the entertainment and commercial center, including agreements with three anchor-lessees (a cinema, a large retailer group and a pharmacy- perfumery) for a total area of approximately 13,140 square meter. The rental periods range from four to ten years for the "anchor" areas to shorter periods for large brand name shops and other regular shops, not including an option to extend the lease. Total annual rent for the whole project is expected to be approximately $14-15 million (approximately NIS 66.3 million - NIS 71.0 million).

         BIO-TECHNOLOGY INVESTMENTS

         Gamida develops proprietary technology for multiplying embryonic-like cells called "stem cells" outside the body, that could potentially expand the use of stem cells in therapy. Stem cells are undifferentiated, primitive cells with the ability to multiply and differentiate into specific kinds of cells. Stem cells hold the promise of allowing researchers to grow specialized cells or tissue, which could be used to treat injuries or disease. Stem cells could serve in the near future as replacement of bone marrow for cancer patients undergoing radiation therapy. In addition, stem cells could become the vehicle of choice for gene therapy and, ultimately, be used for tissue regeneration. EBM is entitled to appoint two directors to the board of directors of Gamida.

         Umbilical Cord Blood Bank. As a complement to its investment in Gamida and the fulfillment of its quest to become a leader in the bio-technology sector, EBM expects to establish an international umbilical cord blood bank ("UCBB") during 2004. The UCBB will provide a broad-based source of stem cells that are collected from umbilical cords immediately after birth and then processed and stored for various medical uses. EBM expects that the UCBB will supply its products worldwide. In this regard, EBM intends to cooperate with several leading research groups in Israel which are active in research and development in the broader field of stem cell. Within the framework of the proposed activities of the UCBB, EBM also intends to establish a highly sophisticated laboratory for the genetic analysis of stem cells, and for conducting other genetic tests on a commercial basis. In this regard, EBM is negotiating with the Ezer M'Zion, a charitable organization (which maintains the largest bone marrow registry in Israel) with a view to establishing a joint venture for the operation of the laboratory.

         LuriDent. EBM has terminated the term sheet, signed in April 2001, for an investment in LuriDent Ltd. ("LuriDent"), a company that develops proprietary platform technology which creates controlled release formulations, which preferentially adhere to the mucosa tissue. LuriDent has developed a first generation mouth rinse, which contains a known antibacterial agent. EBM intends to initiate legal proceedings against LuriDent for the refund of certain amounts advanced on account of the proposed investment.

         Oncologics. EBM is currently assessing whether to continue its investment in Oncologics Ltd. ("Oncologics"), to which EBM had previously provided a line of credit of up to $250,000. Of this amount, EBM has extended a $167,000 loan to Oncologics for the performance of studies intended to advance its technological proof of concept stage. Oncologics has identified a biological defect in cancer cells which renders them resistant to chemotherapy. If corroboration of this finding is established, Oncologics' technology could be used to identify patients who are resistant to chemotherapy and offer them an alternative therapy. This could improve the clinical outcome of cancer patients and save substantial costs of inadequate therapy. As consideration for the loan, EBM has the option to purchase up to 40% of Oncologics' capital stock at a pre-money value of $1 million. In addition, in the event Oncologics does not comply with the terms of the foregoing loan, EBM will have the right to convert the loan into shares of capital stock of Oncologics.

COMPETITION

         HOTEL AND LEISURE

         The lodging industry in Europe has traditionally been classified on a grading system, with five- star representing a luxury hotel and one-star a budget hotel. All of our hotels enjoy a four-star grading, or qualify as four-star establishments, while some are designated as "Four Star Deluxe" establishments.

         Each of our hotels competes with other hotels in its geographic area for clientele, including hotels associated with franchisers, which may have more extensive reservation networks than those which may be available to us. We compete with other facilities on various bases, including room prices, quality, service, location and amenities customarily offered to the traveling public. Levels of demand are dependent upon many factors including general and local economic conditions and changes in levels of tourism and business-related travel. Our hotels depend upon both business and tourist travelers for revenues.

         In addition, we compete with other companies in the hotel industry for opportunities to purchase or build new hotels. These other companies may be larger than us and have greater financial resources. Our hotel in Utrecht, The Netherlands competes directly with the Holiday Inn hotel (which is located directly opposite our hotel), the Mercury Hotel and the President Hotel. Our hotel in Antwerp, Belgium competes directly with the Hilton, Holiday Inn, Crown Plaza and Park Lane hotels, although we believe that the average room rate in our hotel is competitive. The Victoria Park Plaza Hotel in London is in direct competition with a number of three-star plus and four-star rated hotels within relatively close proximity of the Victoria railway station, including the Thistle Grosvenor and the Victoria Holiday Inn hotels, both of which benefit from their close proximity to Victoria station, as well as the Thistle Royal Westminster, Rubens, Status Street, Ennins, St. James's Court and Merchant Court hotels. In addition, there is a considerable number of traditional budget hotels in the proximity of the

Victoria Hotel. The hotel we are planning to construct in Budapest, Hungary will compete directly with the Kempinski, Marriott, Hilton, Inter-Continental and Hyatt hotels. The Bucuresti Hotel in Bucharest competes with the Hilton situated directly across the street, the Intercontinental, and the newly opened Marriott Grand Palace hotel.

         Although the hotel industry in Europe is highly competitive, and is witnessing an increase in room supply in some areas, the outlook for the medium to long term is positive. Notwithstanding a slight slow-down in the latter part of 1998, the market had strengthened during 1999 and 2000. During 2001 we experienced a reduction in hotel demand in London, which is attributable primarily to the outbreak of the foot and mouth disease in the United Kingdom and secondarily to a slow-down in the U.S. economy, especially following the events of September 11, 2001. The goal of our hotel business is to acquire and manage four-star hotel properties which provide the business and vacation traveler with luxury quality accommodations, conveniently located near major transportation stations and commercial centers, at four- star prices.

         ENTERTAINMENT AND COMMERCIAL CENTER

         There is a large number of shopping malls located in the Greater Tel Aviv area and in its satellite cities, including Herzlia, Ra'anana, Petach-Tikva and Rishon LeTzion. A large shopping mall has recently been opened in Herzlia, approximately 1.5 kilometers distant from the site of our commercial and entertainment center at the Marina in Herzlia. All these malls compete vigorously not only for tenants but also for customers. Elscint is attempting to establish a competitive edge, both due to: (a) the unique location of the Marina, overlooking the Mediterranean Sea; and (b) the strong emphasis on the entertainment facilities to be offered to its patrons.

         BIO-TECHNOLOGY INVESTMENTS

         Start up companies, including companies in the bio-technology field, tend to operate in a highly competitive environment. In order to succeed, the products or services require a unique "added value" factor, relatively brief concept-to-market parameters, and aggressive marketing. Gamida faces competition from large international companies with access to financial resources and with well- established research and development capabilities. However, the bio-technology field, which is dominated by large multi-national conglomerates, although affected by global pressures on the investment market, is more resilient to market trends than the more volatile high technology industry.

SEASONALITY

         HOTEL AND LEISURE

         The business activities of the various hotels, especially in Europe, are influenced by several constant factors that affect the revenues and gross operating profit ("GOP"), either on an absolute basis or relative to other periods during the year. These factors include (i) seasonality of general business activity (which affects the volume of traffic in the business community), (ii) holiday seasons (such as Christmas and Easter), and (iii) the weather conditions. These factors generally cause the first and third quarters to be weaker than the second and fourth quarters.

         The first quarter, which is the period immediately following the Christmas season and the height of the European winter, is traditionally characterized by lower revenues and GOP resulting from lower occupancy rates and reduced room rates. During the third quarter, there is generally a decrease in local business activities due to the summer holidays which, together with a tendency for local tourist traffic to seek out resort destinations, also generates slower results, while the increase in international tourism is to some extent offset by lower room rates, particularly for groups.

         However, the second quarter shows a marked increase due to more favorable weather conditions (spring to early summer) and the Easter holiday and the corresponding revival of both business and tourist activity, while the fourth quarter is usually the strongest period in the lead up to the Christmas and New Year's holiday season and a significant year-end increase in business activities.

         For our South African hotel, generally the holiday seasons (Christmas and Easter) show insignificantly stronger results, although the depressed economy and the political uncertainty of the region have reduced occupancy rates to the point that seasonal comparisons are largely irrelevant.

         ENTERTAINMENT AND COMMERCIAL CENTER

         The entertainment and commercial center may experience seasonal shifts in retail activity. Generally speaking, peak holiday seasons (such as the Passover, the Jewish New Year and other Jewish and national holidays), will show an increase in patron traffic, both for the purchase of holiday gifts and for utilizing the entertainment facilities offered by the center. The period immediately following such periods tend to show a decrease in the number of patrons visiting the center and a corresponding slow down in retail activity. However, this may be offset by the fact that the indoor facilities will offer an air- conditioned environment for shoppers and patrons which is of particular significance during the warm summer months in Israel (April/May to October/November), and particularly in July and August when schools are in recess and it is customary in Israel to take summer vacations.

GOVERNMENTAL REGULATION

         HOTEL AND LEISURE

         The Netherlands
         ---------------

         In The Netherlands, there are a number of commercial organizations regulating the hotel and restaurant industry, which govern methods of engaging in agreements, advertising tariffs and advertising the hotel. These regulations also govern the sale of alcohol to the public, terms of employing personnel, methods of registering the hotel and creating a method of rating the hotels in the Benelux countries (Belgium, The Netherlands and Luxembourg).

         In the Benelux countries, there is a "Benelux-Hotelclassificatie" (Benelux hotel classification system). In The Netherlands this classification system is conduced by the "Bedrijfschap Horecsa en Catering", a trade organization established by law in collaboration with the consumer society ANWB (which is a consumer society comparable to the AAA in the United States of America). Our hotels in The Netherlands have received a four-star rating. Restaurants and hotels operating in The Netherlands must operate under the management of a general manager and a local manager.

         According to Dutch law, where a company sells its business, it is obligated to transfer all employees together with the business. The hotel and restaurant industry in The Netherlands has collective labor agreement, which provides a grading system for employees in the hotel and restaurant industry. For each grade there is a minimum wage mandated. Among other things, the provisions of the collective labor agreement obligate the employer to provide money for employees for a number of funds.

         The total obligations of the companies in The Netherlands due to the termination of employees, in accordance with the laws in The Netherlands and labor agreements in effect, are covered by (i) current payments to government institutions for provisions for the retirement of employees or their dismissal;
(ii) current payments to life insurance companies for pensions; and (iii) a provision included in their financial reporting.

         Belgium
         -------

         Astrid Park Plaza has a license for operating the Astrid Park Plaza hotel in Antwerp, Belgium.

         In Belgium, the grading of hotels is conducted by a tourism organization which operates under the authority of, and in accordance with regulations issued by, the Belgian Ministry of Tourism. Hotels which are not graded are prohibited from trading as a hotel. This organization regulates and grades hotels and restaurants including supervising the method of engaging in agreements and advertising tariffs and the hotel. The regulations also establish the rating of hotels using the "stars" method. As of April 30, 2002, the evaluation of the Astrid Park Plaza hotel has been completed and the hotel has received an official H-4 rating, which is equivalent to a "Four Star Deluxe" rating.

         In addition, various licenses and permits are required to be issued by governmental authorities (including permits for the operation of a restaurant, the sale of alcohol and food and beverage licenses, etc.) and in some instances by the municipal authorities (including illumination, operation of a public terrace during summer months, etc.). Governmental authorities also conduct periodic reviews of installations and systems operating within the hotel (elevators, sprinkler systems, sanitation, etc.). Regulations also govern the employment of employees, the observance of which is monitored by the employee's union and regulated by governmental authorities.

         United Kingdom
         --------------

         The  principal   regulatory   requirements  for  the  construction  and
operation of hotels in the United Kingdom are as follows:

     o Approval of the appropriate building control authorities for the plans and designs of the proposed hotel, culminating in the grant of a valid building permit;

     o Building regulation consents required for the occupation and operation of the building, particularly in connection with means of escape in the case of fire;

     o    Licenses for sale of alcohol;

     o Compliance with various United Kingdom and European Union regulations in connection with employees, in particular working hours regulations;

     o Compliance with health and safety regulations, in particular those concerning food and hygiene; and

     o    Gaming licenses (where applicable).


         The type and nature of the licenses will vary according to circumstances. In particular, there are a number of different licenses that may be relevant in connection with the sale of alcohol and operation of entertainment facilities, depending on the nature of the services to be provided by the hotel to its patrons.

         Hungary
         -------

         The fact that the Ballet Institute Building has a historical landmark status, under the protection of the Hungarian Historical Building Office (which has authority for the administration and preservation of such building), mandates that the planning consents and requisite permits for the proposed renovation of the Ballet Institute Building and its conversion into an hotel must be applied for and obtained from the Historical Building Office. In order to obtain such consents and permits, it is necessary to ensure that the renovation plans provide for the restoration of the building and the preservation of its historical status.

         Various government decrees establish the criteria for the rating of hotel establishments. These criteria include: size of rooms; suite-to-room ratio; number of restaurants and other catering facilities; level of room service provided; level of room amenities provided; air-conditioning; guest facilities; and the quality and periods of food and beverage services provided.

         Following the completion of the renovation works, it will also be necessary to obtain an operating permit, which will only be issued after the following consents and approvals have been obtained:

     o The approval of the local State Public Health and Medical Officer Service for the commercial accommodation;

     o Animal Health Station and the local State Public Health and Medical Officer Service for businesses or catering establishments which use or market food or ingredients of animal origin;

     o    The  Fire   Department   as  fire  control   authority   for  business
          establishments,     commercial    accommodations    and    hospitality
          establishments; and

     o The competent building authority (in Elscint's case, the Historical Building Office) certifying that the developer has executed the renovation and construction works in compliance with the permits issued to it.

         The operating permit is issued for the hotel as a business activity. Other activities conducted within the premises (such as: restaurants, bars, shops, health clubs, etc.) require special operating permits, which are issued by the local municipal authorities. The sale of alcohol on the premises requires a permit from the customs authorities.

         South Africa
         ------------

         The Sandton Hotel is required to maintain, and it currently maintains, licenses for the sale of alcohol on the premises, a trading license, and to comply with national and municipal regulations regarding food, hygiene and employees.

         Romania
         -------

         Building permits required under local applicable laws will be necessary in order to execute the renovation works at the Bucuresti Hotel. In order to enable the re-opening of the hotel following renovation, the Bucuresti Hotel will be required to maintain licenses for the operation of the building as an hotel, the sale of alcohol on the premises and the operation of a restaurant and tourism services. In addition, the hotel will be required to maintain a trading license, and to comply with national and municipal regulations regarding food, hygiene, the operation and maintenance of the swimming pool, casino, elevators, health, sanitation, electricity, fire hazards prevention, and employees. The hotel will also be required to obtain local municipal and police approvals for the means of access to and egress from the hotel for motor vehicles.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

FISCAL YEAR 2000

         In  2000,   Elscint  made  the  following   capital   expenditures  and
divestitures:

         HOTEL AND LEISURE

         Riverbank (Thames), London
         --------------------------

         The company owning the hotel paid an aggregate initial amount of GB Pound13.55 million as consideration for the acquisition of the long term lease rights to the land and certain property constructed thereon, and will pay annual lease payments of GB Pound 500,000.

         Sherlock Holmes Hotel, London
         -----------------------------

         The consideration paid for the assets acquired was approximately GB Pound 10.5 million. The annual lease payment is GB Pound 450,000, subject to review every five years on the basis of "open market value".

         The Bucuresti Hotel Complex, Bucharest, Romania
         -----------------------------------------------

         The total investment made by BEA in respect of this transaction (including ancillary costs) totaled approximately $27 million.

         Monfort Lake Project, Israel
         ----------------------------

         Elscint entered into a development agreement with the Israeli Lands Administration and the local municipal authority, pursuant to which Elscint undertook to invest approximately NIS 9 million in the development of the infrastructure of the land, which amount includes the capitalized annual lease payment for the initial lease term.

         SALE OF ELGEMS

         As consideration for the transfer to General Electric Medical Systems, a division of General Electric Corporation ("GEMS") of its 50% holdings in ELGEMS, a joint venture of Elscint and GEMS ("ELGEMS"), Elscint received $30 million in the form of a promissory note maturing on December 31, 2001, linked to the U.S. dollar and bearing no interest. The discounted value of the proceeds of the sale at December 31, 2000 amounted to $28.3 million (based on an annual discount rate of approximately 6%). This transaction resulted in a capital gain of NIS 73 million.

         BIO TECHNOLOGY INVESTMENT

         EBM
         ---

         In early 2000, EBM invested approximately $1.5 million in Gamida (including the purchase of Dr. Gonen's shares), at a pre-money valuation of $7 million.

FISCAL YEAR 2001

         In  2001,   Elscint  made  the  following   capital   expenditures  and
divestitures:

         HOTEL AND LEISURE

         Riverbank (Thames), London
         --------------------------

         Following the acquisition and during 2001, the company owning the hotel made additional payments on account of planning and design costs of GB Pound 3.2 million. The total amount the company invested in the project as of December 31, 2001 was GB Pound 17.9 million. The annual rent of GB Pound 500,000 is subject to reviews every five years. We estimate the total cost of the project (100%), including land cost, to be approximately GB Pound 84 million.

         Sherlock Holmes Hotel, London
         -----------------------------

         The renovation of the Sherlock Holmes Hotel commenced in early 2001, and as of December 31, 2001 was in its final stages of completion. During the first quarter of 2002, Elscint's subsidiary invested GB Pound 0.6 million in these renovation works. The total cost of the renovation project (100%) is approximately GB Pound 9.5 million. As of December 31, 2001 we invested GB Pound
7.8 in the renovation of the hotel. We are financing the renovation of the hotel through shareholders' loans and a bank loan (See: "Item 5 - Operating and Financial Review and Prospects - Loans").

         The Victoria Park Plaza Hotel, London
         -------------------------------------

         The Victoria Park Plaza Hotel was opened in September 2001, and became fully operational at the beginning of 2002. During 2001, Elscint's subsidiary invested in the hotel GB Pound 10.7 million in the construction of the hotel. The total cost of the project is approximately GB Pound 56.8 million excluding finance costs. As of December 31, 2001, Elscint's subsidiary invested GB Pound
53.9 in the construction of the hotel. The construction of the hotel is financed through shareholders' loans and a bank loan (See: "Item 5 - Operating and Financial Review and Prospects - Loans").

         The Ballet Building, Budapest, Hungary - Preliminary Development
         ----------------------------------------------------------------

         The  estimated  cost  of  obtaining   full  and  clean   possession  is
approximately $7.6 million, of which our subsidiary has paid approximately $5.7 million during 2001 with the balance expected to be paid during 2002.

         Monfort Lake Project, Israel
         ----------------------------

         As of December 2001, Elscint invested NIS 9 million, including initial planning costs, relating to this project.

         BIO-TECHNOLOGY INVESTMENTS

         EBM
         ---

         In September 2001, EBM invested an additional $5 million in Gamida (including the purchase of Dr. Gonen's shares) at a pre-money valuation of $20 million.

         OTHER INVESTMENTS

         Gilbridge
         ---------

         In October 2001, Elscint entered into an agreement with Mr. Emmanuel Gill, a former Chairman of the board of directors of Elscint, for the sale by Elscint to Mr. Gill of 49% of the issued and outstanding shares of Gilbridge then held by Elscint and the assignment of Elscint's rights under certain capital notes made by Gilbridge to Elscint for a consideration of $5 million. It was further agreed that the loan of NIS 18.9 million granted to Gilbridge for repayment out of initial profits for the period ending on October 30, 2005 will nevertheless be repayable in full on that date if initial profits prove insufficient.

FISCAL YEAR 2002

         In  2002,   Elscint  made  the  following   capital   expenditures  and
divestitures:

         HOTEL AND LEISURE

         Riverbank (Thames), London
         --------------------------

         The total additional amount invested by the Company in this project during fiscal year 2002 was GB Pound 12.1 million (approximately $19.5 million), including annual rent payments made by the Company to the owner of the land. These amounts were expended principally in respect of planning and design and construction operations. We have received approved in principal, in the form of a term sheet, for a long-term construction facility in respect of this project.

         The Ballet Building, Budapest, Hungary - Currently in Preliminary
         -----------------------------------------------------------------
         Development
         -----------

         The total investment in the project during 2002 (including obtaining full and clean possession) was approximately Euro 9.1 million (approximately $9.5 million).

         Astrid Park Plaza hotel
         -----------------------

         The cost of the completion and of the renovation works at the Astrid Park Plaza hotel in Antwerp, Belgium and the commencement of construction of an oceanarium attraction within the facility was approximately Euro 2.6 million (approximately $2.7 million).

         SUB-ASSEMBLY AND MANUFACTURING FACILITY

         Sale of Manufacturing Facility
         ------------------------------

         On December 31, 2002, Elscint sold substantially all of the assets and assigned certain liabilities pertaining to the business previously conducted by it at its factory in Ma'alot, to an unrelated third party. The sale price of the facility was approximately $20.5 million, and Elscint recorded a capital gain of approximately $8 million. (See " - Information on the Company - Highlights of 2002").

         ENTERTAINMENT AND COMMERCIAL CENTER

         The total additional amount invested by Elscint's subsidiary in this project during fiscal year 2002 was $20.9 million.

         The total cost of the project is estimated at approximately $150 million .

         BIO TECHNOLOGY INVESTMENTS

         In April 2002, EBM acquired from a third party additional shares (450,000 ordinary shares) in Gamida for approximately $1,042,000.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES CURRENTLY IN PROGRESS OR PLANNED

         During 2003, we either made, were in the process of making, or were planning to make, additional capital expenditures, as follows:

         HOTEL AND LEISURE

         Riverbank (Thames), London - construction
         -----------------------------------------

         The additional amount invested by the Company in this project during 2003 was GB Pound 6.5 million (approximately $10.47 million) including annual rent payments made by the Company to the owner of the land. These amounts were expended principally in respect of planning and design and construction operations.

         The Ballet Building, Budapest, Hungary - construction
         -----------------------------------------------------

         The additional amount invested by the Company in this project during 2003 was approximately Euro 0.45 million (approximately $0.47 million). The estimated cost of the renovation and conversion of the building into an hotel, which will commence in late 2003, is approximately Euro 35 million (approximately $36.7 million).

         Astrid Park Plaza hotel
         -----------------------

         The cost of the construction of the oceanarium attraction within the facility up to May 31, 2003 was approximately Euro 1.5 (approximately $1.6 million).

         Bernard Shaw hotel
         ------------------

         In January 2003, we leased the Euston Road Property to an unrelated third party for a period of 25 years. The rental payments are in a fixed amount for each of the first four years of the lease, and thereafter increase annually at the rate of 2.5% through the end of the lease term.

         Bucuresti Hotel Complex, Bucharest, Romania - Renovation Planned
         ----------------------------------------------------------------

         We intend to extensively renovate the Bucuresti Hotel in order to enable compliance with the international standards required for a four star business hotel. As at May 31, 2003, the renovation program was in an advanced stage of preparation. On the basis of the budget currently under consideration, we anticipate that an investment of approximately Euro 36.5 million
(approximately $38.3 million) will be required, which we intend to finance through the issuance of equity, shareholders loans and bank loans.

         ENTERTAINMENT AND COMMERCIAL CENTER

         During the first quarter of 2003, Elscint's subsidiary invested approximately $9 million in this project.

         The total estimated cost of completing the project is approximately $40 million.

ORGANIZATIONAL STRUCTURE

         Elscint   is   a   member   of   the   Europe-Israel    (M.M.S.)   Ltd.
("Europe-Israel") (an Israeli company listed on the Tel Aviv Stock Exchange ("TASE")) group of companies (See "Item 7 - Major Shareholders and Related Party Transactions"). Control Centers Ltd., a privately-held Israeli company ("Control Centers"), is currently the largest shareholder of Europe-Israel (approximately 80%).

         The following table sets forth information about Elscint's significant subsidiaries:

                                                                                  COUNTRY OF              Elscint's Direct/Indirect
NAME OF COMPANY                                            ABBREVIATED NAME       ORGANIZATION            Ownership (percentage)
--------------------------------------------------------   --------------------   ---------------------   --------------------------
                                                                                                          Equity        Voting
SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES
---------------------------------------------

P.E.P. Trust Ltd.                                          ("P.E.P")               Israel                 100.0         100.0
Elscint Holdings and Investments N.V.                      ("E.H.")                Netherlands            100.0         100.0
BEA Hotels N.V.                                            ("BEA")                 Netherlands            100.0         100.0
BEA Hotels Eastern Europe.                                 ("BHEF")                Netherlands            100.0         100.0
Riverbank Hotel Holding B.V                                ("RBH")                 Netherlands             45.0          50.0
Albert Hotel Holdings Ltd.                                 ("Albert Holdings")     Jersey                  45.0          50.0
Albert Hotel Ltd.                                          ("Albert Hotel")        Jersey                  45.0          50.0
Shaw Hotel Holding B.V.                                    ("SHH")                 Netherlands             35.0          35.0

Euston Road Hotel Ltd.                                     ("ERH")                 Jersey                  35.0          35.0
Euston Road Hotel Operator Ltd.                            ("ERO")                 United Kingdom          35.0          35.0
Victoria London Hotel Holding B.V.                         ("VLH")                 Netherlands             45.0          50.0
Victoria Park Plaza Operator Ltd.                          ("VPPO")                United Kingdom          50.0          50.0
Alora Ltd.                                                 ("Alora")               Jersey                  45.0          50.0
Andrassy 25 Kft                                            ("Andrassy")            Hungary                 50.0          50.0

Park Plaza Hotel Sandton (Pty) Ltd.                        ("Sandton")             South Africa            33.3 *        33.3
Victory Enterprises II B.V.                                ("VE II")               Netherlands            100.0         100.0
Victory Enterprises III B.V.                               ("VE III")              Netherlands             50.0          50.0
Victoria Hotel C.V. - Limited Partnership                  ("VHCV")                Netherlands             50.0          50.0
Victoria Hotel & Restaurant Investments B.V.               ("VHRI")                Netherlands             50.0          50.0

Grandis Netherlands Holding B.V.                           ("Grandis")             Netherlands             45.0          50.0
Sherlock Holmes Park Plaza Ltd.                            ("SHPP")                United Kingdom          45.0          45.0
Astridplaza N.V.                                           ("AP")                  Belgium                100.0         100.0

Utrecht Victoria Hotel B.V.                                ("UVH")                 Netherlands             50.0          50.0
SC Domino International Hotels S.R.L.                     ("Domino")              Romania                100.0         100.0
SC Bucuresti Turism S.A.                                   ("Bucuresti")           Romania                 69 *          69 *
S.L.S. Sails Ltd.  (formerly S.L.S. Trust Ltd.)            ("SLS")                 Israel                 100.0         100.0
Elscint Biomedical Ltd.                                    ("EBM")                 Israel                 100.0         100.0


Elscint, Inc.                                              ("Elscint Inc")         United States          100.0         100.0
Elscint France SA                                          ("Elscint France")      France                 100.0         100.0
Elscint Belgium NV                                         ("Elscint Belgium")     Belgium                100.0         100.0
Elscint (Asia Pacific) Ltd.                                ("Elscint Asia")        Hong Kong              100.0         100.0
Products Medico - Hospitalares Elscint Ltd.                ("Elscint Brazil")      Brazil                 100.0         100.0
Elscint De Mexico S. De R.L. De C.V.                       ("Elscint Mexico")      Mexico                 100.0         100.0


 (*) Effective shareholding or voting rights.

PROPERTY, PLANT AND EQUIPMENT

         Most of our business is conducted in buildings leased from parties not related to us, as described below:

         PROPERTY IN ISRAEL

                   TOTAL SQUARE               SQUARE FOOTAGE
LOCATION           FOOTAGE                    ACTUALLY USED

Tel Aviv           6,516                      6,516

         Elscint uses leased office space in Tel Aviv for its management and administration activities. The lease on one section of the property expires during 2003 and the lease for the other section of the property expires during 2005. A part of the leased space in Tel Aviv is leased from Control Centers at market prices. For further details see "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions - Other - Lease".

         Elscint's subsidiary that acquired the rights to the entertainment and commercial center in the Marina in Herzlia, Israel, will be registered as the owner of the long term lease rights to land owned by the Israeli Land Administration.

         In September 2000, Elscint won a tender for the acquisition of long-term lease rights to approximately 22 acres, situated on the bank of the artificial Lake Monfort near Ma'alot in Northern Israel.

         PROPERTY IN THE UNITED STATES

         In June 1999, Elscint Inc., our wholly-owned United States subsidiary, purchased a building in Rockleigh, New Jersey for approximately $5.2 million. The building consists of approximately 40,000 square feet. Until March 2001, Elscint Inc. used approximately 5,000 square feet for its office space. Until the purchase of the property, Elscint Inc. leased it from its prior owner.

         PROPERTY IN EUROPE AND SOUTH AFRICA

         Set forth below is certain information with respect to our hotels and hotel projects in Europe and South Africa:

                           SIZE OF PROPERTY   PERCENTAGE OF OWNERSHIP
      NAME OF HOTEL            (SQ. FT.)             BY ELSCINT                         ENCUMBRANCES; MISCELLANEOUS

Victoria Hotel, Amsterdam       220,000                 50%             o    land pledged as collateral to secure payment of loan

                                                                        o    first priority mortgage and first priority lien on
                                                                             all moveable assets
Utrecht Park Plaza,              55,880                 50%             o    long term lease rights pledged as collateral to
Utrecht                                                                      secure payment of loan

                                                                        o    first priority lien on all moveable assets

Astrid Park Plaza,              315,000                 100%            o    none
Antwerp

Euston Road, London             275,000                 35%             o    first priority mortgage on land and on moveable assets

                                                                        o    first ranking pledge on shares of subsidiary that
                                                                             owns the rights to the land

Sandton Park Plaza               89,100                33.33%           o    first priority mortgage on land
Hotel, Johannesburg,

South Africa                                                            o    lien on all moveable assets

Victoria Park Plaza,            242,000                 50%             o    first priority mortgage on land
London

                                                                        o    first priority lien on shares of subsidiary that owns
                                                                             the rights to the land

                                                                        o    lien on all moveable assets

Ballet Building, Budapest       170,000                 50%             o    no loans have been taken. Property is unencumbered.

Riverbank (Thames)              327,700              45% equity         o    long term lease rights for 125 years
property, London

                                                     50% voting         o    first priority mortgage on land

                                                                        o    first ranking lien on shares of subsidiary that owns
                                                                             the rights to the lease

                                                                        o    lien on all moveable assets

Sherlock Holmes Hotel,           65,600              45% equity         o    sub-lease for 99 years and an option to extend to a
London                                                                       total of 125 years

                                                     50% voting         o    lien on the sub-lease rights

Bucuresti Hotel Complex,        901,000                 69%             o    Property and movables are  unencumbered.
Bucharest, Romania



         In January 2003, we leased the Euston Road Property to an unrelated third party for a period of 25 years. The rental payments are in a fixed amount for each of the first four years of the lease, and thereafter increase annually at the rate of 2.5% through the end of the lease term. (See "Item 4 - Information on the Company - Highlights of 2002"). The lessee has placed a deposit in the amount of GB Pound

2.5 million (approximately $4.0 million) that will serve as security for the rent payments. The lessee has also been granted an option to extend the lease agreement by two additional periods of 15 years each.

           ITEM 5. -- OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

          Since October 1, 1999, the Company has been using the NIS as its currency and has been preparing its financial statements under Israeli GAAP. For comparative purposes, results in this report for 1998 have been re-valued in NIS, using Israeli GAAP. Israeli GAAP and U.S. GAAP differ in certain material respects, which are set forth in detail in Note 33 of the Notes to the Consolidated Financial Statements.

         Our Consolidated Financial Statements are presented in NIS, adjusted to reflect changes in the CPI through the latest balance sheet date. The financial statements of certain of Elscint's subsidiaries are prepared in local currency, the functional currency of these subsidiaries, which are adjusted to the local inflation rate in their country of resident and are then translated into NIS at the rate of exchange prevailing at the end of the period. (See Note 2 of the Notes to the Consolidated Financial Statements.)

         Because Elscint's revenues and expenses are each recorded in different mixes of currencies, the results of operations of Elscint are affected by several interrelated factors, including the ratio between the value of the NIS and other currencies, the rate of inflation in Israel, the rate of inflation abroad and the timing and amount of the devaluation of the NIS as compared to the U.S. dollar.

         Financial data included in this discussion have been derived from Elscint's Consolidated Financial Statements and from NIS analyses prepared by Elscint based on its based on accounting records and published statistical data, and have been rounded to the nearest thousand. For convenience purposes, certain selected financial data presented herein for the fiscal year ended December 31, 2002, have been translated into U.S. dollars using the representative exchange rate on December 31, 2002 of NIS 4.737 = $1.00.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The following discussion should be read in conjunction with the consolidated financial statements of the Company included in Item 18 and notes thereto.

         A "critical  accounting  policy",  as indicated by the SEC, is one that
(i) is important to the portrayal of an entity's financial condition and results and (ii) requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that our critical accounting policies are those described below. For detailed information on the application of these and other accounting policies, see Note 2 to the consolidated financial statements includes in Item 18. As for the differences between Israeli GAAP and U.S. GAAP, see Note 33 to the financial statements included in Item 18.

         The preparation of our consolidated financial statements in conformity with Israeli GAAP, requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to impairment of real estate assets and investments, assessment of the probable potential outcome of litigation matters in which we are involved and other contingent liabilities, allowance for doubtful accounts, determination of subsidiaries' functional currency, deferred taxes and capitalization of costs. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. In preparing the financial statements and forming its estimates and judgments with respect to certain amounts included therein, management has utilized available information including, among other factors, the Company's past history, industry standards and the current economic environment, while giving due consideration to materiality. It is possible that the ultimate outcome, as anticipated by management in formulating its estimates inherent in these financial statements, will not materialize. However, application of the critical accounting policies described below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, the actual outcome could differ from these estimates. In addition, other companies may utilize different estimates, which may have impact on the comparability of the Company's results of operations to those of companies in similar businesses.

         The SEC recently issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR 60"), suggesting companies provide additional disclosure and commentary on those accounting policies considered most critical. FRR 60 considers an accounting policy to be critical if it is important to our financial condition and results of operations, and requires significant judgment and estimates on the part of management in its application. For a summary of our significant accounting policies, including the critical accounting policies discussed below, see the accompanying notes to the consolidated financial statements.

         We believe the following critical accounting policies reflect our principal significant judgments and estimates used in the preparation of the consolidated financial statements.

         IMPAIRMENT AND DEPRECIATION OF LONG-LIVED ASSETS

         The Company evaluates the need for an impairment loss on its real estate assets used in operation or under construction, when indicators of impairment are present and based on the estimated undiscounted cash flows (before interest and tax charges) expected to be generated by those assets in comparison and if they are not sufficient to recover their carrying amounts. Indicators we consider important so as to trigger an impairment review include the following: a significant negative industry or economic trend; a significant under-performance relative to historical or projected operating results; a significant change in the manner in which an asset is used; and an accumulation of costs significantly in excess of the amount originally expected to construct an asset. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. If such an asset is considered to be impaired, an impairment loss is recorded. The impairment loss, if any, is measured by comparing the amount that reflects the fair value of the asset at the time impairment is evident, to its carrying amount. Estimates of fair value represent the best estimate based on industry trends with reference to market rates and transactions. In the event the projected forecasts regarding the future cash flow generated by those assets are not met, we may have to record in the future an impairment loss not previously recorded.

         Based on management's estimates of future cash flows, our long-lived assets were determined to be recoverable except, for an impairment loss of NIS
4.4 million, which was recorded in 2002. In addition, the Company has recorded an impairment loss of the carrying value of investments in certain subsidiaries, for the year ended December 31, 2002, which was attributed, in the consolidated financial statements to the assets value of each such a subsidiary. See also "Impairment of Investments", below.

         The recognition of an impaired property and the potential impairment calculation are subject to a considerable degree of judgment, the results of which, when applied under different principles or different conditions or assumptions, are likely to result in materially different amounts and could have a material adverse impact on the financial statements. The evaluation of future cash flow expected to be generated by each property is subject to a significant uncertainty in the estimation of future income and expenses of the hotels' and/or the commercial center's operations, and the future capital expenditures. In preparing these projections, the Company must make a number of assumptions concerning occupancy rates, average room rate (in respect of hotels), rental fees rates (in respect of the commercial and entertainment center), rates of growth of revenues, market prospects, operational efficiency of the management company and the scope of maintenance and other operational expenses. Such estimates are affected by economic factors such as visitors' trends per each site, general prospect of demand and supply of hotel rooms in the city (in respect of hotels), competition in the site area and macro-economic factors in each country.

         Depreciation of real estate is based on the estimated useful life of the property (50 years in respect of the commercial centers and 67 years in respect of the hotels) using the straight-line method.

         Maintenance  and repairs are charged to expenses as  incurred.  Capital
improvements   and  renovations  are  capitalized  and  depreciated   using  the
straight-line method over their estimated useful life.

         Under different assumptions or conditions, the asset impairment analysis may yield a different outcome, which may alter the impairment analysis on our assets, as well as the gain or loss on the eventual disposition of the asset.

         IMPAIRMENT OF INVESTMENTS

         The Company evaluates permanent impairment on individual investments (including, in subsidiaries) in its portfolio, when an investment has experienced a sustained decline (not of a temporary nature) in fair value below cost. Management considers several factors, including a significant negative industry or economic trend, a significant under-performance relative to historical or projected operating results, the length of time during which such investment has experienced a decline, achievement of business plan objectives and milestones, the value of each ownership interest in an unconsolidated company in relation to the carrying value, the financial condition and prospects of the company as well as the volatility inherent in the external markets for these investments, and other relevant factors. These evaluations are subjective in nature. Permanent declines in value result in a charge to net income, or against cumulative foreign currency translation adjustment reserve in the shareholder equity as applicable reducing the carrying value of the investment.

         The Company holds majority interest in private investee companies (without a quoted market value), which own and operate (each of them) an entertainment and commercial center and/or a hotel whose value is difficult to determine.

         In addition, the company holds also minority interests in high-tech company (a development stage company), which is privately held company (without a market for the trade of their securities), whose value is difficult to determine.

         The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is not temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or in an inability to generate the anticipated cash flow from holding the investee company and recover the carrying value of the investments (which is not reflected in an investment's current carrying value), thereby possibly requiring an impairment charge in the future.

         In 2002, the Company recorded a write-down of such investments in the amount of NIS 23.2 million ($4.9 million).

         For additional information - see notes 2W, 19C(8) and 10A to the financial statements including in item 18.

         As for the differences between Israeli and U.S. GAAP in respect of investment in subsidiaries- fair value measurement - see subsection A14 to note 33 to the financial statements included in Item 18.

ALLOWANCE FOR DOUBTFUL ACCOUNTS, LITIGATION AND OTHER CONTINGENT LIABILITIES

         a. The Company and its subsidiaries are currently involved in various litigation disputes in substantial amounts. We provide a provision for contingent obligations (including those in respect of discontinued operations) when the obligations are probable and the amounts may be estimated reasonably. We include in the financial statements provisions which in management's opinion, based on, among other factors, legal consultation and past experience, are deemed adequate to cover the costs and resources necessary to satisfy the potential liabilities under these claims. As facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the financial statements.

         In addition to the above, the Company and its subsidiaries are involved in litigation matters, the amount or outcome of which may not be estimated (e.g., class actions). Because of the uncertainties related to amounts and/or ranges of losses in these remaining litigation matters, neither the Company's management nor its legal advisors are able to make a reasonable estimate of the liability that could result from an unfavorable outcome and accordingly no provision provided for such claims. As additional information becomes available, we will re-assess the potential liability related to our pending litigation and revise our estimates accordingly. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position.

         For additional information regarding contingent liabilities, see "Item 8 - Financial Information - Legal Proceedings".

         b. Following the sale of the Company's operations in 1998, the Company was required to assess the outcome of various contingent liabilities in connection with such sale. The outcome of such contingent liabilities may differ materially from the assessment of management. Management periodically evaluates these assessments and makes appropriate adjustments to the financial statement based thereon.

         c. The Company examines, on an ongoing basis, the volume of credit extended to its customers in the ordinary course of business and, accordingly, records a provision for doubtful accounts based on those factors affecting credit risks of certain customers based upon the judgment of management. Our group companies periodically evaluate the quality and value of loans granted by them to various third parties in the ordinary course of business, in light of the securities provided therefore, the term of such loan and their past experience with such third parties.

         d. The allocation of the proceeds from the sale of the Company's operations in 1998 among Elscint and its subsidiaries is based on an estimated fair value of assets (both tangible and intangible) sold by each of the companies; on separate negotiations held with each selling company; and on the basis of the provisions stipulated in the respective sale agreements. A different method of allocation may cause Elscint and its subsidiaries additional liabilities and/or expenses. Elscint's management believes that the estimates used as the basis for this allocation of proceeds are adequate under the circumstances.

DETERMINATION OF FUNCTIONAL CURRENCY OF INVESTEE COMPANIES

         In preparing our consolidated financial statements, we are required to evaluate the functional currency of certain subsidiaries operating outside of Israel (mainly in Europe). The functional currency is determined based on management judgment and involves consideration of all relevant economic factors and circumstances affecting each subsidiary (e.g., the currency of the financial environment that significantly affects management in determining, inter alia, services' prices, or the currency used by management for the purpose of decision making). Generally, the currency in which each subsidiary transacts a majority of its transactions, including purchases, billings, collections and payments (i.e., currency in which receivables and payments from current activity are denominated or in which they are held following their conversion), as well as financing, the currency in which majority of costs pertaining to the supply of services are incurred (e.g. payroll, maintenance and other expenditures), may indicate the functional currency while the nature of the subsidiary's operations must also be considered. A significant change in the financial environment, or in the foregoing factors in whole or in part, may require management to re-asses its determination of the functional currency.

         Based on our assessment of the foregoing factors, we consider the relevant subsidiary's local currency to be the functional currency for each of our international subsidiaries.

         When any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary's financial statements, for consolidation purposes, is charged directly to a separate item in the shareholders' equity, namely " cumulative foreign currency translation adjustments". Exchange differences on net monetary items included in the subsidiary's financial statements which are denominated in, or linked to, currencies other than the functional currency, are recorded directly to the statements of operations. See also "Item 11 - Quantitative and Qualitative disclosure about market risks - Exchange rate exposure" and "Item 11
- Quantitative and Qualitative disclosure about market risks - Exposure to net investment value of foreign entity."

         However, in the event the functional currency changes to a currency other than the local currency, the amount of the foreign currency translation adjustment and/or the net income could be materially affected in each reported year relevant to the change.

         For information on currencies involved in our global operations, see "Item 11 - Quantitative and Qualitative disclosure about market risks - Table I
- foreign currency risks".

         ACCOUNTING FOR INCOME TAXES

         As part of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves an estimate by us of our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is unlikely, we must establish a valuation allowance. The Company records a valuation allowance to reduce deferred tax assets to the amount believed more likely than not to be realized. In assessing the need for the valuation allowance, the Company considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event the Company determines that it may not be able to realize all or part of its net deferred tax assets, an adjustment to the deferred tax assets would be charged as a tax expense in the period throughout which such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets valuation allowance would be recorded as tax benefit in the period throughout which such determination was made.

         CAPITALIZATION OF COSTS

         We capitalize direct acquisition, construction and development costs, including initiation costs, pre-development costs, finance costs in real terms, property taxes, insurance, and indirect allocated project costs, that are associated with the acquisition, development or construction of real estate projects. Costs previously capitalized that relate to (i) an abandoned development opportunity; (ii) a project that is not reasonably expected to materialize; or (iii) a project the expected economic benefit of which is doubtful, are written off and charged to the statement of operations. Should development and construction activities decrease substantially, a portion of financial costs and project expenses may no longer be eligible for capitalization, and would be expensed.


OPERATING RESULTS

         The   following   table   presents  for  the  periods   indicated   the
relationships  of certain  statements  of  operation  items to net  revenues  of
Elscint:

                                                                               YEAR ENDED DECEMBER 31,
                                                                               -----------------------
                                                                       2002            2001              2000
                                                                       ----            ----              ----
                                                                        %                %                 %
TOTAL REVENUES

Operating and managing hotels                                          99.3            93.3             84.1
Revenue from long term contracts                                        0.7             6.7             15.9
                                                                        ---             ---             ----
                                                                      100.0           100.0            100.0
COST OF REVENUES

Cost of Hotel operations                                               64.0            64.2             54.4
Cost of long term contracts                                             0.7             4.9             14.2
                                                                        ---             ---             ----
                                                                       64.7            69.1             68.6

GROSS PROFIT                                                           35.3            30.9             31.4

Hotel depreciation, amortization and operation expenses                29.5            21.1             18.0
Initial expenses, net                                                   0.8             2.7              1.4
General and administrative expenses                                    15.1            17.3             18.5
                                                                       ----            ----             ----
OPERATING LOSS                                                        (10.1)          (10.2)            (6.5)

Finance income (expenses), net                                          6.1            43.6            (16.0)
Other (expenses) income, net                                          (10.3)           (8.8)             2.0
                                                                      -----            ----            -----
(LOSS) INCOME BEFORE INCOME TAXES                                     (14.3)           24.6            (20.5)

Income taxes                                                           (2.5)            3.6              3.7
                                                                      -----            ----            -----
(LOSS) INCOME AFTER INCOME TAX                                        (11.8)           21.0            (24.2)

The  Company's share in net loss of affiliated companies                1.4             6.5              2.6
Minority interest in loss of a subsidiary company                       0.4             0.9                -
                                                                      -----            ----            -----
NET (LOSS) INCOME FROM CONTINUING OPERATION                           (12.8)           15.4            (26.8)
Net income from discontinuing operation                                42.7            22.7             60.7
                                                                       ----            ----             ----
NET INCOME                                                             29.9            38.1             33.9


         FISCAL 2002 COMPARED TO FISCAL 2001

         Revenues from our hotel activities for fiscal 2002 were NIS 210.6 million (approximately $44.5 million), as compared to NIS 141.9 million for fiscal 2001, an increase of NIS 68.7 million or 48.4%.

         The increase in revenues of the hotel division resulted  primarily from
(i) commencement of operation of the Sherlock Holmes and Victoria Park Plaza hotels in London at the end of fiscal 2001, and (ii) increase in the exchange rate of the Euro and the British Pound against the NIS in fiscal 2002.

         Our expectation at the beginning of 2002 that income from our hotel business would increase during 2002 proved to be correct.

         Elscint expects income from its hotel business to decrease in fiscal 2003, mainly due to the discontinuing operations at the Bernard Shaw Hotel at the beginning of fiscal 2003 as a result of leasing the property, and to the closing of the Bucuresti Hotel in Romania for renovation. In addition, we expect to record revenues from the operation of the entertainment and commercial center during the second half of 2003.

         We do not anticipate to generate substantial revenues from the operations of EBM during 2003.

         Total gross profit for fiscal 2002 was NIS 75.0 million (approximately $15.8 million), or 35.3% of total revenues, as compared with NIS 47 million, or 30.9% of total revenues, in fiscal 2001.

         Elscint recorded depreciation, amortization and operational expenses for its hotel division in fiscal 2002 of NIS 62.7 million (approximately $13.2 million), as compared with NIS 32.2 million for fiscal 2001. This increase was mainly due to (i) commencement of operation of the Sherlock Holmes and Victoria Park Plaza hotels in London at the end of fiscal 2001, and (ii) increase in the exchange rate of the Euro and the British Pound against the NIS in fiscal 2002. The operational expenses included fixed expenses of each hotel (which do not vary with hotel revenue, occupancy rate or gross profit), management fees, insurance and professional fees and increasing hotel activities.

         General and administrative expenses in fiscal 2002 were NIS 32.2 million (approximately $6.8 million) (15.1% of revenue) as compared to NIS 26.3 million (17.3% of revenues) in fiscal 2001. The increase was attributable mainly to dividend payments of NIS 3.4 million (approximately $0.7 million) with respect to incentive shares which are held by employees and are subject to non-recourse loans, and which are recorded as an expense in the statement of operation.

          These  general  and   administrative   expenses  included   executive,
administrative, legal and accounting costs, rental expenses, depreciation and professional fees.

         As a result of the foregoing factors, operating loss in fiscal 2002 was NIS 21.7 million (approximately $4.6 million), as compared to an operating loss of NIS 15.5 million in fiscal 2001.

         Net finance income in fiscal 2002 was NIS 13.1 million (approximately $2.8 million), as compared to NIS 66.3 million in fiscal 2001. This finance income was attributed primarily to gains from exchange rates and resulted primarily from the increase of 0.7% (net of inflation) in the value of net financial assets that are either denominated in or linked to the U.S. dollar in relation to the NIS, as compared to an increase of 7.7% (net of inflation) in the value of these assets in fiscal 2001.

         Net other expenses in fiscal 2002 were NIS 21.9 million (approximately $4.6 million) compared to NIS 13.4 million in fiscal 2001. Net other expenses in 2002 resulted primarily from impairment of long lived assets and investments in investee companies during fiscal 2002.

         As a result of the foregoing factors, loss before taxes in fiscal 2002 was NIS 30.5 million (approximately $6.4 million), as compared to an income before taxes of NIS 37.5 million in fiscal 2001.

         Tax benefit for fiscal 2002 was NIS 5.3 million (approximately $1.1 million), as compared to income tax of NIS 5.5 million in fiscal 2001.

         Elscint's share in net loss of affiliated company in fiscal 2002 totaled NIS 2.9 million (approximately $0.6 million as compared to NIS 9.9 million in fiscal 2001. The net loss of affiliated company in fiscal 2002 was attributed to a loss of Gamida for the three month period ended December 31, 2002.

         As a result  of the  foregoing  factors,  Elscint  had a net loss  from continuing operations in fiscal 2002 of NIS 27.2 million (approximately $5.7 million), as compared to net income from continuing operation of NIS 23.4 million in fiscal 2001

         Net income from discontinued operations in fiscal 2002 was NIS 90.7 million (approximately $19.1 million), as compared with NIS 34.6 million in fiscal 2001. The increase in the net income from discontinued operations (composed primarily from the operation of the sub-assemblies segment) resulted primarily from the improvement in fiscal 2002 in our current operations and from the gain from the sale of the sub-assemblies segment in the amount of NIS 37.8 million in fiscal 2002.

         As a result of the foregoing factors, Elscint had a net income in fiscal 2002 of NIS 63.5 million (approximately $13.4 million), as compared with NIS 58.0 million in fiscal 2001.

         FISCAL 2001 COMPARED TO FISCAL 2000

          Revenues from hotel activities and long term contracts for fiscal 2001 were NIS 152.1 million, compared to NIS 128.5 million for fiscal 2000, an increase of NIS 23.6 million or 18.4%.

         The  increase  in  the  income   resulted   primarily  from  the  hotel
activities, mainly due to the consolidation of the Bucuresti hotel's results commencing in April 2001.

          Total gross profit for fiscal 2001 was NIS 47.0 million, or 30.9% of the total revenues, as compared with NIS 40.3 million, or 31.4% of the total revenues in fiscal 2000.

         Elscint recorded depreciation, amortization and operational expenses for its hotel division in fiscal 2001 of NIS 32.2 million, as compared with NIS
23.1 million for fiscal 2000. The operational expenses included fixed expenses of each hotel (which do not vary with hotel revenue, occupancy rate or gross profit), management fees, insurance and professional fees and increasing hotel activities.

         General and administrative expenses in fiscal 2001 were NIS 26.3 million (17.3% of revenue), as compared to NIS 23.7 million (18.5% of revenues) in fiscal 2000. The increase was attributable mainly to the commencement of operations of EBM resulting in additional general and administrative expenses. These general and administrative expenses included executive, administrative, legal and accounting costs, rental expenses, depreciation and professional fees.

         As a result of the foregoing factors, operating loss in fiscal 2001 was NIS 15.5 million as compared to an operating loss of NIS 8.4 million in fiscal 2000.

         Net finance income in fiscal 2001 was NIS 66.3 million as compared to net finance expenses of NIS 20.6 million in fiscal 2000. The finance income in fiscal 2001 was attributed primarily to gains from exchange rates and resulted primarily from the increase of 7.7% (net of inflation) in the value of net financial assets that are either denominated in or linked to the U.S. dollar in relation to the NIS, as compared to a decrease of 3% (net of inflation) in the value of these assets in fiscal 2000.

         Net other expenses in fiscal 2001 totaled NIS 13.4 million, compared to net income of NIS 2.7 million in fiscal 2000. Net other expenses in 2001 resulted primarily from Elscint's sale of its entire holdings in Gilbridge.

         As a result of the foregoing factors, income before income taxes in fiscal 2001 was NIS 37.5 million, as compared to a loss before income taxes of NIS 26.3 million in fiscal 2000.

         Income taxes for fiscal 2001 were NIS 5.5  million,  as compared to NIS
4.7 million in fiscal 2000.

          Elscint's share in the net loss of an affiliated company in fiscal 2001 totaled NIS 9.9 million, as compared to NIS 3.3 million in fiscal 2000. This increase was primarily due to a net loss from the operations of Gilbridge during the nine months period ended September 30, 2001.

         As a result of the foregoing factors, Elscint had a net income from continuing operations in fiscal 2001 of NIS 23.4 million, as compared to a net loss from continuing operations of NIS 34.4 million in fiscal 2000.

         Net income from discontinued operations in fiscal 2001 was NIS 34.6 million, as compared to NIS 77.9 million in fiscal 2000.

         This net income from discontinued operations included primarily net operating income of the sub-assemblies segment in fiscal 2001 and fiscal 2000 and the gain from the sale of Elscint's entire holding in ELGEMS in fiscal 2000.

         As a result of the foregoing factors, Elscint had net income in fiscal 2001 of NIS 58.0 million, as compared to NIS 43.6 million in fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

         LIQUIDITY

         Major balance sheet items as a percentage of total assets as at December 31, 2002 and 2001 were as follows:

                                                             DECEMBER 31,
                                                      --------------------------
                                                         2002(%)        2001(%)
                                                      -------------  -----------

      Current assets.............................        12.0           20.0
      Current liabilities........................        26.2           21.5
      Long-term liabilities......................        26.1           25.4
      Shareholders' equity.......................        41.8           41.4


         Elscint met its operational and liquidity needs in fiscal 2002 from operations, utilization of bank credit facilities and cash on hand.

         Cash and cash equivalents decreased to NIS 93 million (approximately $20 million) at December 31, 2002, from NIS 294 million at December 31, 2001. This decrease was due primarily to ongoing cash investments in the entertainment and commercial center at the Herzlia Marina, investment in the construction of hotels, a dividend distributed in October 2002 and general and administrative expenses.

         Fixed assets, net increased to NIS 1,638 million (approximately $346 million) at December 31, 2002, from NIS 1,360 million at December 31, 2001, primarily due to the continuing investment in the hotels under construction in Europe as well as ongoing development in the entertainment and commercial center in the Herzlia Marina, as well as an increase in exchange rates between foreign currencies and the NIS.

         Assets related to discontinuing operations decreased to NIS 114 million (approximately $24 million) at December 31, 2002 from NIS 191 million at December 31, 2001.

         This decrease was attributed primarily to the disposition of assets related to the sub-assemblies segment as a result of the sale of this segment in December 2002, offset in part by the balance due to Elscint from the buyer of this segment.

         Short-term credit increased to NIS 532 million (approximately $112 million) at December 31, 2002, from NIS 447 million at December 31, 2001, and long-term debt increased to NIS 628 million (approximately $133 million) at December 31, 2002 from NIS 601 million at December 31, 2001. This change was attributed primarily to loans obtained for the construction work at the Riverbank Hotel and due to devaluation of the NIS against foreign currencies, offset in part by the repayment of loans.

         Liabilities  relating to  discontinued  operations has decreased to NIS
111 million (approximately $23 million) at December 31, 2002 from NIS 255 million at December 31, 2001, primarily due to the sale of the sub-assemblies segment in December 2002 and reduction of provisions previously accrued in respect of the sale in 1998 of Elscint's CT, MRI and NM assets.

         Net cash provided by operating activities in 2002 totaled NIS 28.4 million (approximately $6 million), compared to NIS 39.7 million in 2001.

         Net cash used in investing activities totaled NIS 178.9 million (approximately $38 million, as compared to of NIS 53.4 million in 2001. The investing activities in fiscal 2002 were primarily the purchases of fixed assets and other assets.

         Net cash used in financing activities during 2002 totaled NIS 52.8 million (approximately $11 million), as compared to net cash provided by financing activities of NIS 14.9 million in 2001.

         We anticipate, based on management's internal forecasts and assumptions relating to our operations, that our existing cash and funds generated from operations, together with our existing financing agreements, will be sufficient to meet our working capital and capital expenditure requirements for the completion of our current projects under construction and other investments for the foreseeable future. In the event that our plans change, our assumptions change or prove to be inaccurate, business conditions change, or if other capital resources and projected cash flow otherwise prove to be insufficient to fund our operations (due to unanticipated expenses or other unforeseen events), we may be required to seek additional financing sooner than currently anticipated.

         DERIVATIVE INSTRUMENTS

         For information about financial instruments used, profile of debt, currencies, interest rate structure, and the use of financial instruments, see "Item 11 - Quantitative and Qualitative Disclosure about Market Risk".

LOANS

         Set forth below is information with respect to loans taken by us, by our subsidiaries and by our jointly controlled companies. The loans granted to our jointly controlled companies are presented in the table at their full value:

                      Amount of Loan and
                      Amount Outstanding
 Nature of Facility     as of 12/31/02        Lending Bank       Interest on Loan    Security for Loan    Other Information
 ------------------   -------------------     ------------       ----------------    -----------------    -----------------

 General Facilities   3 Credit facilities     Bank Hapoalim,     With respect to     Pledge on            o   As long as any of the
 to the Company       in the aggregate        Israel             the Loan I(A)       security deposit         facilities are
                      total  of                                  ($55 million) -     of $55 million           outstanding, the
                      approximately $110                         0.7% more than      subordinated             ratio between equity
                      million                                    rate of interest    security interest        and adjusted balance
                                                                 accruing on         in  certain assets       sheet has to be not
                                                                 pledged security    acquired using the       less than 25%
                                                                 deposit; and Loan   facility
                                                                 I(B) ($9.7                               o   Bank agreed to
                      Amount outstanding -                       million) - LIBOR                             provide an additional
                                                                 + 2.5%              Various pledges          long term facility of
                      Loan I in U.S. dollar -                                        (first and second        $30 million, secured
                      $64.7 million comprised                    With respect to     ranking) on shares       by a $20 million
                      of (A) $55 million;                        Loan II -           of subsidiary            collateral deposit
                      and (B) $9.7 million                       LIBOR 2.5%          companies
                                                                                     (Africana,
                      Loan II in Euro -                          With respect to     Grandis, Albert,
                      35.0 million                               Loan III -          Euston)
                                                                 LIBOR 2.5%

                      Loan III in  GB
                      Pound 10.2 million




                      Amount of Loan and
                      Amount Outstanding
 Nature of Facility     as of 12/31/02        Lending Bank       Interest on Loan    Security for Loan        Other Information
 ------------------   -------------------     ------------       ----------------    -----------------        -----------------

Victoria and                                                                         o    Mortgage on     o   15% of principal to
Utrecht Park Plaza                                                                        both hotels         be paid during first
Hotels (The           Euro 49.9 million       Depfa Bank         4.9% - first five        and another         five years
Netherlands)                                                     years                    hotel in
                      Amount outstanding                                                  Eindhoven       o   20% of principal to
                                                                 Euro Swap + 1.2%         (not owned by       be paid during next
                      Euro 44.4 million                          - next five years        Elscint)            five years

                                                                                    o     First           o   Balance to be paid at
                                                                                          priority            end of term
                                                                                          security on
                                                                                          moveable        o   Elscint has no
                                                                                          property,           interests in the
                                                                                          goods,              Eindhoven hotel
                                                                                          present and         included in the
                                                                                          future rights       refinancing loan.  In
                                                                                          under lease,        as much as all
                                                                                          FF&E and            borrowers have joint
                                                                                          insurance           and severally
                                                                                          proceeds            liability. Elscint
                                                                                                              has a material
                                                                                    o     First ranking       indemnity arrangement
                                                                                          pledge on           with the owner of the
                                                                                          shares of           hotel in Eindhoven
                                                                                          subsidiary          with respect to
                                                                                          that owns the       liabilities under the
                                                                                          rights to the       loan, which pertain
                                                                                          land                to the Eindhoven
                                                                                                              hotel

Euston Road,                                                                        o     Mortgage on
London                                                                                    hotel and
                      GB Pound 28 million     Bank Hapoalim      LIBOR + 1.25%            related assets  o   Half of loan payable
                      Amount outstanding -                                                                    in 20 equal
                      GB Pound                                                      o     Third party         installments, with
                      24.15 million                                                       guarantee of GB     balance payable 10
                                                                                          Pound 5 million     years after closing
                                                                                          (the third          of loan
                                                                                          party is
                                                                                          indemnified     o   GB Pound 5 million may
                                                                                          by                  not be repaid until
                                                                                          Europe-Israel       certain conditions
                                                                                          for GB Pound        are met, and can be
                                                                                          2.5 million)        used only to repay
                                                                                                              shareholders' loans
                                                                                    o     Europe-Israel
                                                                                          and a Third
                                                                                          Party
                                                                                          guarantee
                                                                                          (severely and
                                                                                          jointly) of GB
                                                                                          Pound 2.25
                                                                                          million
                                                                                      o   First ranking
                                                                                          pledge on
                                                                                          shares of
                                                                                          subsidiary
                                                                                          that owns the
                                                                                          rights to the
                                                                                          land



                      Amount of Loan and
                      Amount Outstanding
 Nature of Facility     as of 12/31/02        Lending Bank       Interest on Loan    Security for Loan        Other Information
 ------------------   -------------------     ------------       ----------------    -----------------        -----------------


Sandton Park Plaza    Loan:                   Nedcor Investment                      o    $500,000         o  Payments to commence
                                                                                          deposit to          on 10/1/03; full
                      Rand 20 million                            10/02 - 9/03 - 7%        guarantee           balance payable on
                      (approximately                                                      payment of          10/1/2013
                      $2.3  million)                             10/03 and on - 1%        loan
                                                                 below prime
                      Amount outstanding                         overdraft rate      o    Mortgage on
                      - Rand 19.2 million                        charged by bank          hotel and
                      (approximately $2.2                                                 liens on
                      million)                                                            other assets

                                                                                    o     Rand 5 million
                                                                                          bond

Victoria Park Plaza   Credit Line:            Bank Leumi U.K.    LIBOR + 2%               GB Pound 250,000
Hotel, London                                                                             guarantee by each
                      Line of credit of                                                   of Europe-Israel    Short term facility
                      up to GB Pound 500,000                                              and a third
                                                                                          party

                      Amount outstanding

                      - GB Pound 492,000

                      Credit Facility -                                             o     Fixed and        o  One-half of
                                                                                          floating            refinancing loan
                      GB Pound 39.9 millions  Bank Hapoalim      LIBOR + 1.4%             liens on            repayable in 20
                      Amount outstanding -                                                hotel and           semi-annual
                      GB Pound 39.9 million                                               related             installments
                                                                                          assets and          commencing six months
                                                                                          rights              following first
                                                                                                              anniversary of
                                                                                    o     First ranking       opening of hotel;
                                                                                          pledge on           balance repayable in
                                                                                          shares of           one payment 10 years
                                                                                          subsidiaries        after opening of hotel
                                                                                          that own the
                                                                                          rights to the    o  Shareholders agreed to
                                                                                          lands               maintain an equity
                                                                                                              investment of at
                                                                                    o     guarantees by       least GB Pound
                                                                                          each of a           17.9 million
                                                                                          third party
                                                                                          and Elscint
                                                                                          for the
                                                                                          higher of
                                                                                          2.5% of total
                                                                                          costs of
                                                                                          project and
                                                                                          GB Pound
                                                                                          1.25 million

                      Amount of Loan and
                      Amount Outstanding
 Nature of Facility     as of 12/31/02        Lending Bank       Interest on Loan    Security for Loan    Other Information
 ------------------   -------------------     ------------       ----------------    -----------------    -----------------

Bucuresti Hotel       Two loans, each for     Bank Leumi         First loan -        First loan -         The Bank has restricted
                      $14.0 million                              LIBOR + 0.7%        pledge on a          its right to realize the
                                                                                    security deposit      Elscint guarantee, by
                                                                 Second loan -       of $14 million       linking it to the
                                                                 LIBOR + 1.95%                            realization of the pledge
                      Amount outstanding                                             Second loan:         over the Bucuresti shares
                      - $28 million                                                                       owned by Domino within 6
                                                                                    o     Lien on         months (except for
                                                                                          Domino shares   certain instances
                                                                                                          stipulated in the loan

   o     Pledge of       agreement).
                                                                                          Domino's
                                                                                          assets

                                                                                    o     Other liens
                                                                                          and pledges     Short term credit

                                                                                    o     Undertaking
                                                                                          to maintain
                                                                                          existing
                                                                                          ownership
                                                                                          structure of
                                                                                          hotel

                                                                                    o     Unlimited
                                                                                          guarantee by
                                                                                          Elscint

Riverbank Park        Credit  facility -      Bank Hapoalim      LIBOR + 1.5%        o    Liens on all    Short term credit
Plaza Project,        GB Pound 17.7 million                                               assets,
London                                                                                    including
                                                                                          land and
                                                                                          goodwill of
                      Amount outstanding                                                  hotel owning
                      - GB Pound 17.7 million                                             subsidiary

                                                                                   o      First ranking
                                                                                          pledge on
                                                                                         shares of
                                                                                         subsidiary
                                                                                         that owns the
                                                                                         rights to the
                                                                                         land

Sherlock Holmes       GB Pound 14.2 million   Bank Hapoalim      LIBOR + 1.4%        o    Fixed and       o   One-half to be repaid
Hotel, London                                                                             floating lien       in 19 semi-annual
                                                                                          on rights to        installments
                                                                                          hotel's
                      Amount outstanding -                                                assets,         o   Balance to be repaid
                      GB Pound 13.8 million                                               including           10 years after first
                                                                                          goodwill            draw down on loan

                                                                                    o     First ranking
                                                                                          pledge on
                                                                                          shares of
                                                                                          subsidiary
                                                                                          that owns the
                                                                                          rights to the
                                                                                          land

TREND INFORMATION

         HOTEL BUSINESS

         Our hotel business is affected by the trends in each of the geographic areas in which we operate. The Western European hotel industry is generally seen to be recovering after the slower period during 1998 and 1999, and the demand fallouts which were suffered by most European gateway cities (including London and Amsterdam) with the highest exposure to slump in United States demand, particularly at the top-end of the market, following the outbreak of "foot and mouth" disease and the subsequent September 11, 2001 terrorist attacks in New York. These events served to push down hotel room yields by up to 30% in the fourth quarter of 2001. This trend has continued during 2002 as revival in the United States economy proved slower than anticipated, and growth in operating profits remains uncertain for the foreseeable future. However, in the medium term gateway cities are liable to show the strongest growth over the next five years, with an increase in business demand preceding the leisure market which may lag behind this recovery as the threat of terrorist reprisals persists. European markets with the highest proportion of domestic and intra-regional demand, which are less reliant on US and international traffic and strengthened by economic convergence following the launch of the Euro-currency in January 2002, will fare best in the short term.

         In the Eastern European market, significant supply increases, for example in Budapest and Warsaw, are a key factor for falling demand in the region, although the pending acceptance of Hungary as a member of the European Union is likely to exert a positive influence on the economy of that country which may generate an increase in business and tourist traffic. However room rates in Hungary are expected to remain lower than in Western European countries in the short to mid term.

         The  political  and  economic  situation  in South  Africa is liable to
remain   unstable  for  the   foreseeable   future,   while  the  prospects  for
stabilization in Romania remain unclear.

         ENTERTAINMENT AND COMMERCIAL CENTER

         In 1999, an Israeli court determined that the zoning plan applicable to the Herzlia Marina project permits the construction of resort units only and not of residential units. This decision is not final and an appeal by the various developers is still pending before the Supreme Court in Israel. While this issue does not directly affect our entertainment and commercial center, any delays in the general development of the project caused by the resolution of this matter may affect the flow of consumer traffic to the area. However, we believe that the attractiveness of the location and the variety of entertainment facilities which will be offered at our entertainment and commercial center will attract consumers, an assumption which is supported by current consumer activities which show generous patronage of the existing facilities (principally restaurants), particularly on weekends and public holidays, notwithstanding that the general development of the project is stalled at this time.

         INVESTMENTS IN BIO-TECHNOLOGY COMPANIES

         The bio-technology field, although affected to some extent by global pressure on the investment market, is much more resilient than the traditional high tech industry, and is less likely to be directly affected by recent upheavals in that industry. Nevertheless, during 2002 EBM determined to temporarily postpone all additional investment in bio technology companies due to the slowdown in and other conditions of the Israeli economy and projected difficulties in raising financing for such companies.

IMPACT OF DEVALUATION ON RESULTS OF OPERATIONS AND ON MONETARY ASSETS AND LIABILITIES

         The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS in relation to the U.S. dollar and the rate of inflation in Israel adjusted for the NIS-dollar devaluation:

                                                                                                       ANNUAL
                                                                                                       DEVALUATION
                       ISRAELI CONSUMER                        CLOSING EXCHANGE    ANNUAL              ADJUSTED FOR
YEAR ENDED             PRICE INDEX         ISRAELI INFLATION   RATE OF THE         DEVALUATION RATE    ANNUAL INFLATION
DECEMBER 31,           (UNITS) (1)         RATE (%) (2)        DOLLAR (3)          (%) (4)             (%) (5)
------------------     ------------------  -----------------   -----------------   ----------------    ----------------
        1998                  166.3               8.6            NIS 4.16                  17.6                 8.3
        1999                  168.5               1.3            NIS 4.153                 (0.2)               (1.5)
        2000                  168.5               0              NIS 4.041                 (2.7)               (2.7)
        2001                  170.9               1.4            NIS 4.416                  9.2                 7.7
        2002                  182.01              6.5            NIS 4.737                  7.2                 0.65

(1) For purposes of this table, the CPI figures use 1993 as base equal to 100. These figures are based on reports of the Israeli Central Statistics Bureau.
(2) Annual inflation is the percentage change in the CPI in Israel between December of the year indicated and December of the preceding year.
(3) Closing exchange rate is the rate of exchange between the NIS and the dollar at December 31 of the year indicated, as reported by the Bank of Israel.
(4) Annual devaluation is the percentage increase in the value of the dollar in relation to the NIS during the year indicated.
(5) The percentage of the annual devaluation adjusted for annual inflation is obtained by dividing the percentage of the annual devaluation rate plus 1 by the percentage of the annual Israeli inflation rate plus 1, minus 1. For information about inflation rates and exchange rates of foreign currencies of autonomous units, see Note 2 of the Notes to the Consolidated Financial Statements.

         RECENTLY ISSUED ACCOUNTING STANDARDS

         (For other standards issued up to the date of approval of the FS, see FS Financial Statements, see Financial Statements included in Item 18 below)

         On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. The Company is currently evaluating the impact of adopting Statement 149 on its financial statements.

         On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The Company is currently evaluating the impact of adopting Statement 150 on its financial statements.



           ITEM 6. -- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

                  As of April 30, 2003, Elscint's directors and senior officers were:

       NAME                    AGE               POSITION AT ELSCINT
       ----                    ---               -------------------

Abraham (Rami) Goren (2)       43        Executive Chairman of the Board
Rachel Lavine                  37        Director and President
Shimon Yitzhaki                47        Director
Joel Schwartz                  43        Director
Moshe Lion(1)(2)               42        Director
Benny Gal(1)(2)                59        Director
Shlomo Ben Eliyahu             48        Director
Shmuel Peretz(1)               63        Director
Marc Lavine (3)                49        General Counsel and Corporate Secretary
Uri Levin (1)(3)               37        Chief Financial Officer

(1) Member of the Audit Committee
(2) Member of the Donation Committee
(3) Member of the Disclosure Committee

         ABRAHAM (RAMI) GOREN was appointed as Executive Chairman of our board of directors as of July 1, 1999. Formerly, Mr. Goren had been a partner in the law firm of Prof. Joseph Gross, Hodak, Greenberg & Co. (now known as the law firm of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.), a leading Israeli securities and corporate law firm Prior thereto, Mr. Goren was an associate in the law firm of Weil, Gotshal & Manges in New York City from September 1989 until August 1992. Mr. Goren also serves as the Executive Chairman of the board of directors of Nessuah Zannex Ltd., a full service investment house listed on the TASE. Mr. Goren also serves as a director of various private companies in Israel and abroad. Mr. Goren received his LL.B. degree from Bar Ilan University in 1986 and an LL.M. degree from New York University in 1989. Mr. Goren was admitted to the Israeli Bar in 1987 and to the New York State Bar in 1990.

         RACHEL LAVINE was appointed President and a member of our board of directors in May 1999. Since March 1998, she has also served as Vice President of Europe-Israel, and from 1994 to 1998 Ms. Lavine served as Chief Financial
Officer of Control Centers. Ms. Lavine holds a Bachelor of Arts degree in Accounting from the College for Management in Tel Aviv, and is a certified public accountant. Ms. Lavine is married to Marc Lavine, the Company's General Counsel and Corporate Secretary.

         SHIMON YITZHAKI was appointed a member of our board of directors in May 1999. In May 1999 he was also appointed President of Elbit Medical Imaging Ltd. ("EMI"). Since March 1998, Mr. Yitzhaki has served as the Vice President of Europe-Israel, and, since the mid- 1980's, as Vice President of Control Centers. Mr. Yitzhaki holds a Bachelor of Arts degree in Accounting from Bar Ilan University, and is a certified public accountant.

         JOEL SCHWARTZ was appointed a member of our board of directors in August 1999. Mr. Schwartz is the senior partner in the law firm of J. Schwartz & Co. in Tel Aviv, Israel specializing in commercial law, principally in the areas of aviation and real estate. Mr. Schwartz holds an LL.B. degree from Tel Aviv University.

         MOSHE LION was appointed a member of our board of directors in October 2000. Mr. Lion is a senior partner of an accounting firm in Israel and chairman of Israel Railways and of the Provident Fund Investment Committee of Bank Tefahot, an Israeli bank. From December 1997 to July 1999 Mr. Lion was Director General of the Israeli Prime Minister's Office and an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997 he served as the Head of the Bureau of the Israeli Prime Minister's Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion holds a Bachelor of Arts degree in accounting and economics and a Master's Degree in Law (LL.M.) from Bar Ilan University (possible in Israel for accountants).

         BENNY GAL was appointed a member of our board of directors in October 2000. Mr. Gal is the owner and manager of Gal-BSD Advertising Ltd., a firm engaged in the advertising field. Mr. Gal holds a Business Management degree from the College for Management in Tel Aviv and is a graduate of the Marketing and Advertising School of the Advertisers Association in Israel. Mr. Gal is also a graduate of the Corporation Senior Directors training course of the Business Management Faculty in Tel-Aviv University.

         SHLOMO BEN ELIYAHU was appointed a member of our board of directors in March 2002. Mr. Ben Eliyahu serves as general director of the Settlement Division of the World Zionist Organization as well as the chairman of the board of directors of the Company for Development of East Jerusalem. During 2001, Mr. Ben Eliyahu served as a director of the Israeli Land Authority and from 1999 to 2001, Mr. Ben Eliyahu was the Director General of the Israeli Ministry of Housing and Construction. Prior thereto, Mr. Ben Eliyahu served as a director of the Israeli Ports and Railways Authority and as a publicly nominated director of a construction company. Mr. Ben Eliyahu was also a member of the Israeli Land Council, the Governmental Directors General Council and the chairman of the Israeli Contractors Council. Mr. Ben Eliyahu holds an LL.B. degree from Bar Ilan University.

         SHMUEL PERETZ was appointed a member of our board of directors in March 2003. Mr. Peretz has been serving since 1997 as the president of the Israel Aircraft Industries European division. Between 1991 and 1996, Mr. Peretz served as vice president (finance) of the Israel Aircraft Industries. Between the years 1980-2002 Mr. Peretz served as a director of Elta Ltd., Magal Ltd., Medisel Technologies Inc., SpaceCom Ltd., and Belgium Advanced Technologies (a Belgium company).

degree in Economics and Political Science from the Hebrew University in Jerusalem, as well as a Masters of Business Administration degree from the New York Institution of Technology.

         MARC LAVINE was appointed as our General Counsel and Corporate Secretary in August 1999. Mr. Lavine also serves as General Counsel and Corporate Secretary for EMI and Europe-Israel. Prior thereto, Mr. Lavine was a partner in the law firms of Miron, Bension & Prywes (Tel-Aviv) from 1977 to 1997 and Raved Magriso Benkel & Caspi (Tel-Aviv) from 1997 to 1998. Mr. Lavine is a graduate of the University of Zimbabwe (B.L., 1974). Mr. Lavine is married to Rachel Lavine, the Company's President.

         URI LEVIN was appointed Chief Financial Officer effective April 2000. Prior thereto he was the Comptroller of Europe-Israel from 1998 to March 2000. From 1996 to 1998, Mr. Levin was Assistant Chief Financial Officer of Control Centers. Prior thereto, Mr. Levin was with Almagor & Co. (Tel-Aviv), Certified Public Accountants. Mr. Levin holds a Bachelor of Arts degree in accounting from the College for Management in Tel Aviv and is a certified public accountant.

         There are no arrangements made with directors and senior management for their appointment.

COMPENSATION OF DIRECTORS AND MANAGEMENT

         The cost of compensation (including an estimated provision for annual bonus which is subject to the approval of the Company's board of directors and shareholders) of Mr. Abraham (Rami) Goren in his capacity as Executive Chairman of the Board of Elscint for the year ended December 31, 2002 was approximately NIS 1.745 million (approximately $368,000). In addition, Mr. Goren received from the Company a dividend payment (under the company's employee and officers incentive plan) in the amount of approximately NIS 478,000 (approximately $101,000).

         The cost of compensation (including pension, retirement benefits and an estimated provision for annual bonus which is subject to the approval of the Company's board of directors and its shareholders) of Ms. Rachel Lavine in her capacity as President of Elscint for the year ended December 31, 2002 was approximately NIS 1.832 million (approximately $387,000). In addition, Ms. Lavine received from the Company a dividend payment (under the Company's employee and officers incentives plan) in the amount of approximately NIS 531,000 (approximately $112,000).

         The aggregate compensation (including pension and retirement benefits) paid to or accrued on behalf of the remaining officers and directors of the Company for the year ended December 31, 2002, as a group, was approximately NIS 951,000 (approximately $201,000). In addition, the officers and directors of the Company other than Mr. Goren and Ms. Lavine received from the Company a dividend payment (under the Company's employee and officers incentives plan) in the amount of approximately NIS 929,000 (approximately $196,000).

         The aggregate amount accrued by the Company to provide pension and retirement benefits only for the directors, officers and members of the administrative, supervisory and management bodies of Elscint as a group for 2002 was approximately NIS 940,000 (approximately $199,000).

BOARD PRACTICES

         APPOINTMENT OF DIRECTORS. Our current directors (other than Mr. Peretz, who was elected by our board of directors in March 2003 and Messrs. Lion and Gal, who were appointed as external directors on October 2, 2000 and will continue to serve as external directors until the termination of their three-year term) were appointed by our shareholders at their annual meeting on December 31, 2002, and will hold office until the next annual meeting of our shareholders. The directors do not have any service contracts with the Company or any of its subsidiaries that provide for benefits upon termination of their office.

         AUDIT COMMITTEE. The members of our audit committee are Messrs. Lion, Gal and Peretz. The audit committee operates in accordance with its charter, which sets forth the requirements, obligations and duties of the members of the audit committee. All of the members of the audit committee meet the current independence requirements under Israeli law and the rules of the New York Stock Exchange (the "NYSE").

EMPLOYEES

         As of April 30, 2003, Elscint and its subsidiaries employed approximately 770 persons, of whom approximately 46 were employed in Israel. The decrease in the number of employees in Israel is a result of the sale by the Company of its manufacturing and sub-assembly facility in Ma'alot as of December 31, 2002, as well as a decrease in the number of the employees of the Bucuresti hotel due to its renovation.

         To date, Elscint has enjoyed good employee relations and has never experienced labor disputes, strikes or work stoppages.

         EMPLOYMENT CONDITIONS

         In Israel
         ---------

         The liability of Elscint and its subsidiaries to employees upon termination includes primarily severance pay, termination pay and compensation for unutilized vacation days.

         Although not legally required, Elscint generally makes contributions, on behalf of most of its employees, to a fund known as "Managers' Insurance".

          Managers' Insurance fund provides a combination of savings plan, insurance and severance payment benefits to the employee, giving the employee a lump sum payment and/or pension payments upon retirement and securing the severance payment, if legally entitled, upon termination of employment. Elscint determines whether an employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his salary, with Elscint contributing between 13.3% and 15.8% of his salary.

         The funds contributed by Elscint to the insurance companies and the pension fund are transferred under the employee's name.

         Israeli law generally requires severance payment, which may be funded by the Managers' Insurance, to be paid upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments amount to one-month salary for each employment year.

         Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (similar to the United States Social Security Administration), which amounts include payments for national health insurance. The payments to the National Insurance Institute are equal to 16.25% of the employee's wages, of which the employee contributes 10.32% and the employer contributes 5.93%.

         Israeli employment laws are applicable to the employees of Elscint and of its Israeli subsidiaries. These laws concern primarily the length of working-day, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance payment and other conditions of employment.

         Abroad
         ------

         The Company's liability for severance pay in respect of its employees abroad, pursuant to the laws of the countries in which these companies reside and the labor agreements in effect, is ordinarily covered by current payments to government agencies with respect to the voluntary or involuntary termination of the employees employment, as well as by regular payments to insurance companies for pension benefits.

SHARE OWNERSHIP

         EMPLOYEES AND OFFICERS INCENTIVE PLAN

         At their annual meeting held on October 18, 2001, Elscint's shareholders approved the issuance of 850,000 ordinary shares to, among others, employees and officers of Elscint and its subsidiaries and to employees of Europe-Israel who provide services to the Company, pursuant to Elscint's employees and officers incentive plan.

         As of December 2002, 802,500 shares (out of which 68,500 shares were subsequently returned to the plan) had been issued at a price per share of NIS
15.65 (the share price on the last trading date prior to the issuance). The rights of the recipients to receive the shares vest over periods of two or three years following the issuance (i.e., 50% or 33% of the shares will become available for purchase at the end of each year). Of these shares, 440,000 were issued to Elscint's directors and officers (37,500 of which were subsequently returned to the plan).

         Elscint granted the recipients loans for the purpose of financing the purchase of the shares that were offered to them, in amounts equal to the full purchase price of the shares. The loans were granted for a period of five years, bearing interest at an annual rate of 6%. Value added tax payable in respect of the interest will be paid by the Company. In addition, the Company will pay any taxes, if applicable and when due from the recipients as a result of the payment of interest. The principal of the loan and the interest thereon will be repaid upon the expiration of five years after the grant of the loan.

         The shares were issued to a trustee for the benefit of the recipients, and will serve as sole collateral for the repayment of the loan by each recipient. Notwithstanding the foregoing, each recipient of shares is entitled to instruct the trustee to transfer or sell any vested shares, provided that in such event the recipient shall deposit a percentage of the loan (capital and interest) equal to the pro rata number of shares sold or transferred out of the total number of shares issued to such recipient, in an interest bearing deposit in the recipient's name. The deposit shall serve as collateral and the Company will have recourse to the deposit for the payment of the portion of the loan.

         Each of the recipients shall have voting rights only in respect of vested shares. The recipient shall be entitled to exercise such voting rights with respect to vested shares regardless of whether the recipient actually pays for the vested shares. As of April 30, 2003, 296,583 shares had vested.

         In the event that the Company declares payment of a cash dividend, and on the record date for the payment of such cash dividend offered shares are held by the trustee for the recipients (including offered shares not yet vested), then the Company shall transfer to the trustee, for the account of the recipients, cash dividends in proportion to the amounts of offered shares held by the trustee in favor of the recipients, after withholding any applicable tax. The trustee shall transfer the cash dividends to the recipients pro-rata to their holdings, regardless of whether their right to receive the offered shares has vested.

         EMPLOYEE SHARE OPTION PLAN

         The Company's employee share option plan covers 800,000 of our ordinary shares. Currently, there are no options outstanding, following the expiration of all previously outstanding options in June 2002.

           ITEM 7. -- MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         The Company had, as of May 31, 2003, 16,690,643 shares outstanding (excluding 802,500 shares issued pursuant to the Company's employees and officers incentive plan which are not paid for). The following table indicates, as of May 31, 2003, the number of ordinary shares owned by (i) all shareholders who we know own 5% or more of our ordinary shares and (ii) all of our current directors and officers as a group:


NAME AND ADDRESS                                           NUMBER OF SHARES               PERCENT OF SHARES
                                                          BENEFICIALLY OWNED           BENEFICIALLY OWNED (%)

  Elbit Medical Holdings Ltd.(1)
  13 Yehuda Mozes Street
  Tel Aviv, Israel                                             10,269,784                         61.53

  Fidelity Management & Research Co.(2)
  82 Devonshire Street
  Boston, MA 02109-3614                                         1,430,800                           8.6

  Leumi Pia Trust Company Management Co. Ltd.(3)
  31-33 Montefiore Street
  Tel Aviv, Israel                                              1,063,750                           6.4

  All  directors  and officers of the Company as a                155,000(4)                         *
  group (10 persons)


*        Less than 1%.

         The shareholders listed above do not have any different voting rights from any other shareholder of Elscint. However, by virtue of the fact that Elbit Medical Holdings Ltd. holds more than a majority of the outstanding shares of Elscint, it can, in all likelihood, control the direction of Elscint at shareholders' meetings with respect to proposals, the adoption of which requires a simple majority vote.

          802,500 additional shares were granted to directors, officers and employees of the Company (out of which 68,500 shares were subsequently returned to the plan) pursuant to the Company's officer and employees incentive plan . As of the date of this report, 296,583 of the shares have vested.

----------------------------
1 Elbit Medical Holdings Ltd. is a wholly-owned subsidiary of EMI, whose stock is listed on the Nasdaq National Market and on the TASE. As of May 31, 2003, Europe-Israel, whose shares are listed on the TASE, held approximately 56.7% of the issued and outstanding share capital of EMI (approximately 56% on a fully diluted basis). As of May 31, 2003, Control Centers held approximately 80% of the issued and outstanding shares of Europe-Israel. Control Centers is engaged, through its direct holdings in Europe-Israel and through Europe-Israel's direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investment, development and operation of shopping and entertainment centers, hi-tech and bio-tech investments and hotel ownership and management. Control Centers also holds direct interests in property development projects in Israel.

2 The amount and nature of beneficial ownership of these shares is based solely on information included in a letter dated June 10, 2003, sent to the Company by Fidelity Management and Research Co.

3 The amount and nature of beneficial ownership of these shares is based solely on information included in a letter dated April 14, 2003, sent to the Company by Leumi Pia Trust Company Management Co. Ltd.

4 Represents the number of shares granted to directors and officers of the Company pursuant to the Company's employees and officers incentive plan, which shares have either vested or will vest within 60 days after the date of this report.

         As of May 31, 2003, on the books of our transfer agent there were approximately 660 holders of record of our ordinary shares with addresses in the United States, holding approximately 52.9% of our issued and outstanding ordinary shares.

RELATED PARTY TRANSACTIONS

         HOTEL AND LEISURE

         Guarantee: Elscint and Europe-Israel have provided guarantees and lines of credit to various of Elscint's hotel owning subsidiaries. See " - loans".

         BEA - Jet Link: BEA receives, from time to time, aviation services from Jet Link Ltd. (an aviation company controlled by Control Centers) in exchange for a payment based on the latter's price list, net of a discount of 5%.

         Line of Credit: Elscint has provided to its wholly-owned subsidiary, Elscint Holding and Investment NV (the holding company of the hotels), a line of credit for the construction and development of the hotel segment, in the following amounts:

   Linkage Base            Interest rate      Balance as of        Balance as of
                                              31/12/02 in          31/3/03 in
                                              millions (*)         millions (*)

          $**              LIBOR + 1.25%           113.1                116.6

          Euro             LIBOR + 2.5%             39.9                 40.4

          GB Pound         LIBOR + 2.5%             11.9                 12.0


(*) These balances are presented in their original currency and include accrued interest as of the balance sheet date. The balance as of March 31, 2003 represents the largest amount during the period from January 1, 2002 through March 31, 2003.

(**) Includes loans of approximately $54.4 million and $54.7 million from Elscint Inc. (Elscint's wholly-owned U.S. subsidiary) to BEA as of December 31, 2002 and March 31, 2003, respectively.

         COMMERCIAL AND ENTERTAINMENT CENTER

         Agreement between CDPM and BEA: In October 2001 an agreement between BEA and CDPM was approved by the shareholders meeting of the Company. In accordance with the agreement, CDPM will provide logistical, planning and supervisory services in connection with the renovation of the Bucuresti Hotel, in exchange for consideration equal to the lower of 5% of the renovation costs (excluding general and administrative expenses and financing expenses) or 5% of U.S. $30 million.

         Agreement between CDPM and SLS: In May 2002, our shareholders approved a turn-key contracting agreement by and between SLS and CDPM, for the completion of the construction works of the center for a consideration of $57.7 million plus Value Added Tax (if applicable), subject to reductions and adjustments due to payments by SLS to sub-contractors, suppliers, consultants and other third parties in connection with the construction work. The amount of the consideration was determined on the basis of a calculation of the amount of work remaining to be performed, as at March 1, 2002. From March 1, 2002 until March 31, 2003 SLS made such payments on account of implementation of the project in the total sum of U.S. $25.2 million. As of the date of this report, the agreement had not yet been closed. Upon the closing of the agreement, SLS is to pay to CDPM an advance of $3 million, on account of the consideration and, concurrently, CDPM is to provide SLS with a bank guarantee, at the rate of 5% of the Work Consideration. In addition, SLS committed, as part of the agreement, to assign to CDPM all the rights and obligations, based on the agreements, which it signed with various suppliers, except for those specified in the agreement. The agreement includes a number of conditions, the breach of which is considered as a fundamental breach, which confers the remedies stated in the agreement. Nevertheless, further to SLS's request CDPM is assisting in the construction and management of the project.

         Line of Credit: Elscint has provided to SLS a credit line for the construction works at the commercial and entertainment center, which is linked to the Israeli CPI and bears annual interest of 5%.

         The balance of the loan (including accrued interest) was NIS 390 million and NIS 452 million as of December 31, 2002 and March 31, 2003, respectively.

         INVESTMENTS IN BIO-TECHNOLOGY COMPANIES

         Line of Credit. Elscint has provided to EBM a $30 million line of credit for investments in bio-technology companies and for the financing of EBM's operations. This line of credit is linked to the U.S. dollar and bears annual interest of LIBOR + 1.25%.

         The balance of the loan (including accrued interest) was $10.3 million and $10.5 million as of December 31, 2002 and March 31, 2003, respectively.

         OTHER

         Cost Sharing Agreement. In October 2000, Elscint's shareholders approved an agreement with Europe-Israel and EMI, retroactively from January 1, 2000 and until December 31, 2002, for the allocation of costs and expenses incurred in connection with services rendered to those companies by their in-house legal, economic and accounting departments. Each party to the agreement is entitled to terminate it at the end of each 12-month period by giving a 60-day advance notice to the other parties. The allocation would be carried out so that Europe-Israel bears 35%, while Elscint and EMI each bear 32.5% of such costs. These percentage shares reflect a general estimate of the companies' management of the actual utilization rate of these departments' services by each of the companies based on the actual services provided thereby during the first half of 2000. Should these percentage rates deviate from the actual service rates by more than 10%, the parties will be charged on the basis of the actual cost allocation. In November 2002 , Elscint's board of directors approved the extension of the agreement for an additional three years .

         Lease. As of September 2000, Elscint has been leasing office space from Control Centers. The annual rent under such lease is approximately $85,000 per annum, including payments to the management company of the building. The term of the lease is three years, and Elscint has an option to extend such term to an additional 23 months.

         Credit line from Bank Leumi. Elscint and its investee companies conduct credit, deposit and management of security portfolio transactions with the bank, which is an indirect interested party in the Company. These transactions are conducted during the ordinary course of business and under customary market terms and conditions.

           ITEM 8. -- FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See Consolidated Financial Statements included in Item 18.

LEGAL PROCEEDINGS

         Class Action by Minority Shareholders. In September 1999, Elscint was served with a claim and a motion to certify the claim as a class action filed in the District Court in Haifa, Israel by a shareholder on behalf of all persons who were minority shareholders as of the date the claim was submitted, as well as all minority shareholders who held shares on February 18, 1999. The claim and motion were filed against Elscint, EMI, Elbit Medical Holdings Ltd., Elron and six former directors of Elscint.

         The plaintiff requested (i) relief of approximately NIS 1.9 million (the plaintiff subsequently requested to amend the relief to NIS 2,491,800) plus expenses and attorney's fees for him and (ii) approximately $148.5 million (the plaintiff subsequently requested to amend the relief to $158 million) plus expenses and attorney's fees for alleged damages suffered by the class.

         The main allegation of this claim is that EMI, through the actions of the former directors of Elscint, caused Elscint damages and discriminated against the minority shareholders of Elscint. The plaintiff also alleged that Elscint's former directors acted while being in a conflict of interest between the interests of Elscint and its minority shareholders, on the one hand, and the interests of the control shareholders of Elscint, on the other hand.

         The plaintiff requested that Elscint, or alternatively all or part of the defendants, be ordered to purchase from each members of the class all shares held by such members at a price of $27.46 per share. On October 7, 1999, the plaintiff filed a motion to amend his claim to include an additional cause, being EMI's violation of its offer to acquire all shares of Elscint held by the public at a price per share of $14. On November 15, 1999, the Israeli Supreme Court ordered that this claim be removed from the District Court in Haifa to the District Court in Tel-Aviv. In June 2000, Elscint filed a motion to dismiss the motion to certify the claim as a class action for the following reasons: (i) failure by the plaintiffs to pay the court filing fee, (ii) arguments made in the claim can only be raised by Elscint itself and not by the plaintiffs, and
(iii) the inapplicability of the Israeli Securities Law to Elscint due to the fact that its shares are traded outside of Israel only. On July 19, 2000, EMI filed a motion to dismiss the motion to certify the claim as a class action, on the grounds of lack of cause, lack of opposition and failure by the plaintiff to pay the court filing fee. In October 2000, the plaintiff and the defendants reached a procedural agreement, providing that all the proceedings shall be withheld until the Israeli Supreme Court shall have rendered its ruling with respect to a motion filed by certain investors (described below) for permission to appeal a ruling of the Haifa District Court to dismiss the application to certify their claim as a class action.

         Class Action by Investors. In November 1999, Elscint was served with a claim and a motion to certify the claim as a class action, submitted in the District Court in Haifa against Elscint, EMI, Europe-Israel, Control Centers, Marina Herzlia Limited Partnership 1988 (which is controlled by Control Centers), Elron and 25 past and present directors of the above companies.

         The claim was submitted by a number of investors and other persons and entities who hold shares in Elscint. The motion to recognize the claim as a class action was submitted on behalf of those persons who held shares of Elscint on September 6, 1999, and continued to hold such shares on the date on which the motion was filed, excluding the defendants.

         The plaintiffs alleged that the minority shareholders of Elscint were discriminated against as a result of various activities carried out by Elscint's controlling shareholders and its board of directors. The allegations raised by the plaintiffs included the following:

         o Immediately after the sale in 1998 of substantially all of Elscint's assets, Elscint's directors who were elected by Elron refrained from distributing dividends to Elscint's shareholders in order to increase the potential sale price of EMI's shares held by Elron to a third party;

         o Elscint refrained from enforcing EMI's offer to purchase Elscint's shares held by the public at a price per share of $14;

         o Elscint's agreement to purchase Mr. Emmanuel Gill's shares of EMI had no reasonable financial merit;

         o Elscint entered into agreements with its controlling shareholders under terms that were (i) unfavorable to, and discriminated against, Elscint's minority shareholders, (ii) contrary to the purposes set forth in Elscint's memorandum and articles of association, and it did not comply with legal requirements regarding approval of transactions with its controlling shareholders;

         o Elscint did not inform its shareholders of its negotiations to acquire the hotel division and made announcements that were misleading and omitted material information; and

         o Elscint violated Israeli law by entering into agreements to assist in redeeming its shares.

         The remedy requested by the plaintiffs was that EMI be ordered to execute the alleged buy-out of Elscint shares held by the public at $14 per share. Alternatively, the plaintiffs requested compensation for damages, which they allegedly suffered, and the rescission of the transactions with controlling shareholders. In addition, the plaintiffs demanded, among other remedies, the return by Elscint of all amounts paid in connection with the acquisition in September 1999 of the hotel division. Certain of the remedies have also been requested as derivative claims on behalf of Elscint.

         On December 26, 1999, Elscint and other defendants filed motions to dismiss the claim. The defendants alleged, among other things, that the remedies requested in the claim could only be claimed by Elscint, and that the claim is not suitable to be certified as a class action. In August 2000, the motion to certify the claim as a class action was dismissed before the hearing of the motion on its merits. The claim itself remains pending.

         Currently, two separate proceedings are pending:

         (1) Before the Israeli Supreme Court - On November 8, 2000, Elscint was advised that several, but not all, of the plaintiffs, have filed a motion with the Israeli Supreme Court for permission to appeal the judgment of the District Court in Haifa to dismiss the motion to certify the claim as a class action. Elscint has filed a written response to this motion. In May 2001, the Israeli Attorney General filed a notice with the Supreme Court that in accordance with the authority granted to him under law he joins the proceedings and filed his position, which supports the plaintiffs' legal claims. In October 2001, the Supreme Court instructed the plaintiffs to provide a guarantee in the sum of NIS 100,000 to ensure the defendants' expenses in the appeal. On November 21, 2001, the Supreme Court ordered the parties to submit summary briefs, on which the Supreme Court would base its decision in the appeal. As of the date of this report, the Supreme Court has not rendered its decision in the appeal. On July 9, 2002, the plaintiffs filed a request to accelerate the Supreme Court's decision in this case.

         (2) Before the Haifa District Court - Counsel for the plaintiffs claims that the claim is of a declarative nature and therefore the court filing fee due is approximately NIS 1,600 (approximately $400 at the time of the filing of the claim). Counsel for the defendants claims that the relief claimed is a financial relief and that according to calculations made by such counsel, the amount of court fee (taking into account all of the relieves claimed) is either approximately NIS 1.3 million (approximately $300,000 at the time of the filing of the claim) or approximately NIS 20.09 million (approximately $4.55 million at the time of the filing of the claim). In the course of interim procedure that took place in February 2001, the court repeated its position that the real relief claimed by the plaintiffs is in fact a financial relief and that counsel for the plaintiffs should adjust the amount of the court filing fee in accordance with such financial relief. During this hearing, the court decided that the date for filing statements of defense by the defendants shall be postponed. Since the court filing fees had not been paid, on March 11, 2001, Elscint, together with 7 other respondents, filed a request with the District Court in Haifa to hand down a decision regarding assessment of the court filing fees due under the claim. Elscint's counsel's opinion with respect to the fees was supported by the Attorney General's position filed on May 14, 2001 with the court. On April 25, 2002, the court showed a strong tendency to accept the plaintiffs' view concerning the court fees. However, Elscint's counsel strongly opposed such approach of the court, and in their opinion, succeeded in causing the court to doubt its ability to cancel the previous decision of the court in the interim procedure or its ability to enable the plaintiffs to postpone the payment of these fees. The court decided to render its ruling regarding the court fees at a later date, which has not been determined as yet.

         Letter from New Hampshire Insurance Company. On January 26, 2003, we received a letter from counsel to New Hampshire Insurance Company, acting through its agent, AIG Europe (UK) Ltd.

("New Hampshire"). New Hampshire is one of the insurers of Europe-Israel, EMI and the Company (the "Insured Companies"), including insurance pertaining to the class action by investors described above.

         In the letter, New Hampshire made certain allegations against the Insured Companies, including, inter alia, that the Insured Companies breached their disclosure duties under the Israeli Insurance Contract Law, 1981 by failing to disclose to New Hampshire material information prior to the issuance of additional coverage under the policy purchased by Europe-Israel (the "Policy"), effective as of July 1999 (the "Additional Coverage"), and prior to the replacement of the Policy and the Additional Coverage by the issuance of a new policy effective as of August 1999 (the "Replacement Coverage"). The letter states that unless the Insured Companies indicate that the circumstances were different than those described in the letter, the Policy, Additional Coverage and the Replacement Coverage issued by New Hampshire will be cancelled. Elscint's counsel sent a reply on behalf of Europe-Israel, EMI and the Company on March 20, 2003, in which the allegations of New Hampshire were rejected. We have not yet received an answer from New Hampshire to our counsel's reply.

         Claims Relating to the Sale of the NM, MRI and CT Businesses. In connection with the sale in 1998 of substantially all of Elscint's assets to GEMS and Picker (today Philips), the following material claims were filed or threatened against Elscint:

         1. Former distributor in Greece: In October 1999, Elscint received a claim letter from a former distributor of Elscint in Greece, claiming approximately $27 million in damages as a result of an alleged breach of a distribution agreement. Elscint denied all allegations in a letter dated October 19, 1999, and received another letter on November 9, 1999, in which the plaintiff asked that Elscint arrange for all of the plaintiff's contracts to be assigned to and assumed by GEMS. Elscint discussed the merit of these claims with GEMS, but was not informed by either GEMS or the distributor of the outcome of their actions. Since the end of 1999, Elscint did not receive any communication from this distributor with respect to the foregoing matter.

         2. Distributors and Agents: Various other distributors of Elscint and/or its subsidiaries have sent letters to Elscint, demanding payment for damages that they have allegedly suffered as a result of the sale of assets in 1998. The aggregate amount demanded under these letters is approximately $4 million. Additional letters of demand did not specify the amounts claimed.

         3. Customers: Elscint is a defendant in several claims filed by certain of its customers (including some demanding the cancellation of sales and service agreements) totaling approximately $6 million. These claims allege, among other things, damages caused to medical equipment acquired from Elscint.

         Claims relating to the hotel business
         -------------------------------------

         Bucuresti Hotel Complex, Bucharest, Romania. In December 2000, BEA acquired 80% of the capital and voting rights in Desca Investments Ltd., a Cypriot company ("Desca"), which at the time held 100% of Domino International Hotels s.r.l, a Romanian limited liability company ("Domino"). In December 1999, Domino successfully bid for the acquisition from the Romanian State Ownership Fund (the "SOF") of 66.18% of the outstanding shares (the "Bucuresti Shares") of SC Bucuresti Turism S.A. ("Bucuresti"), a Romanian joint stock company that owned the rights to the Bucuresti Hotel. The Bucuresti Shares were offered for sale through a tender for the privatization of the holdings of the SOF in Bucuresti (the foregoing transaction is referred to as the "Bucuresti Transaction").

         Under Romanian law, Domino, as the holder of 66.18% of the outstanding shares of Bucuresti, controls Bucuresti. The acquisition of the Bucuresti Shares by Domino was delayed from December 1999 to December 2000 due to various legal disputes between Domino, the SOF and unrelated third parties who contested Domino's right to acquire the Bucuresti Shares on the grounds that the privatization tender was conducted improperly by the SOF. However, in November 2000 the Romanian Supreme Court "finally and irrevocably" determined that the Bucuresti Transaction should be consummated and that the Bucuresti shares should be sold to Domino. The Bucuresti Transaction was consummated on December 11, 2000.

         An employee union active in the Bucuresti Hotel and other parties have filed a petition with the Supreme Court to re-consider its foregoing decision. The ground for this petition is that the employees and the other parties were not summoned to appear at one of the hearings of the court, due to a technical error of the court administration, and were thus allegedly denied a fair opportunity to present their arguments to the court. In July 2002, the Supreme Court of Romania dismissed the petition.

         An additional claim submitted by certain individuals requesting the nullification of the public tender for the sale of the Bucuresti Shares, the privatization contract and the transfer of the Bucuresti Shares to Domino was also dismissed outright by the courts in Romania on procedural grounds before the matter was heard on its merits.

         A criminal procedure has been instigated against 17 former officers of the SOF responsible for the execution of the tender for the sale of the Bucuresti Shares on allegations of fraudulent conduct. Although Domino is not a party to these proceedings and is not cited as an accused party on the indictment, its local counsel advised us that the indictment does contain certain allegations regarding the validity of the privatization proceedings which may indirectly affect the ownership interest by Domino of the Bucuresti Shares.

         Bucuresti and Domino are engaged in several other litigations in Romania arising in the ordinary course of business or which are not considered material.

         Office of the Chief Scientist
         -----------------------------

         The Israeli government encourages industrial companies by funding their research and development activities. Elscint, in the past, received royalty-bearing participation grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "OCS"), for the development of its medical imaging systems and products.

         Elscint agreed to pay royalties for sales of products, for which the research and development was funded principally by the OCS or by third parties. The amount of each royalty payment payable to the OCS is computed on the portion of sales proceeds from such products at rates varying from 1% to 5%. The commitment to the OCS is limited to the amount it funded.

         In 1999, we received a letter from the OCS requesting certain details regarding the previous years' computation of royalties. This matter is still under review, and we are not able to determine if we will have any liability to the OCS as a result of these discussions.

         Pursuant to the sale of business agreement signed between Elscint and GEMS, Elscint was responsible for 60%, and GEMS for 40%, of the amount of $11 million of royalties payment by Elscint to the OCS relating to MRI business activity. It was also agreed that NM and MRI know-how, products and components funded by the OCS and currently produced only in Israel will not be made outside Israel unless GEMS seeks the approval of the OCS. Elscint committed to pay royalties to the OCS in the amount in excess of $1.5 million of royalties for sales of MRI products by GEMS, which contain certain know-how and components funded by the OCS. In 1999, Elscint received a letter from the OCS requesting details regarding the proceeds from GEMS allocated to the MRI product line according to which the above-mentioned royalties payment was computed.

         Elscint has been conducting internal inquiries and is negotiating with the OCS in order to resolve all matters which are the subject of disputes with the OCS. At this time it is not clear what amounts, if any, Elscint may be required to pay to the OCS in settlement of these royalty payment claims.

          Ordinary Course of Business. Elscint and its subsidiaries are involved from time to time in litigation arising out of the ordinary course of Elscint's business (including various claims by subcontractors and suppliers). Although the outcome of each of these cases is uncertain at this time, we believe that the resolution of such litigation will not have a material adverse effect on our financial position.

DIVIDENDS

         On September 19, 2002, Elscint announced that, in light of its assessment regarding its excess cash and the reduction in short term investment opportunities, it had decided to focus at that stage on the maximization of its current investments, and therefore its board of directors declared a dividend of $1.10 per each ordinary share, aggregating approximately $19.3 million. The dividend was payable on October 10, 2002. The distribution of the dividend was ratified by the Company's shareholders in their Annual Meeting held on December 31, 2002.

          The distribution of this dividend is not necessarily an indication that the Company will or will not distribute any future cash dividends. As of the date of this report we do not expect to pay future dividends to the holders of our ordinary shares in the foreseeable future. Instead, we expect to reinvest any available surplus in our businesses. Future dividends on our ordinary shares, if any, will be determined by our board of directors.

         We may incur indebtedness in the future, which may prohibit or restrict the payment of dividends. In addition, pursuant to the 1998 agreement for the sale of our NM and MRI businesses to GEMS, we agreed to maintain a net worth equal to or greater than $40 million in fiscal 2000, decreasing by $10 million per each year through 2003, and that through December 31, 2003 we will not make any distributions of assets, including cash, if our net worth immediately after such distribution will be less than the minimum amount required for us to maintain our business. See Note 20(A)(5) of the Notes to the Consolidated Financial Statements.

           ITEM 9. -- OFFER AND LISTING

          Elscint's ordinary shares are listed on the NYSE under the symbol ELT. The annual high and low sale prices for the ordinary shares for the five most recent full financial years are:

             YEAR ENDED DECEMBER 31,                 LOW($)    HIGH($)
             -----------------------                 ------    -------

             1998                                    6 1/4      12 9/16
             1999                                    5 1/4      13 1/4
             2000                                    31 3/16    10 1/4
             2001                                    3.51       5.00
             2002                                    2.95       6.14


         The quarterly high and low sale prices for our ordinary shares during the two most recent full financial years and the first subsequent quarter were:

             YEAR ENDED DECEMBER 31, 2001
             ----------------------------

             First Quarter                          3.92       5.0
             Second Quarter                         3.70       4.49
             Third Quarter                          3.55       4.22
             Fourth Quarter                         3.51       4.50

             YEAR ENDED DECEMBER 31, 2002
             ----------------------------

             First Quarter                          4.35       6.14
             Second Quarter                         3.5        4.45
             Third Quarter                          3.39       4.44
             Fourth Quarter                         2.95       4.15

             2003
             ----

             First Quarter                          3.35       4.19

         The monthly high and low sale prices for our ordinary shares during the six months of December 2002 through May 2003 were:


             MONTH                                  LOW($)     HIGH($)
             -----                                  ------     -------

             December 2002                          3.6        4.06
             January 2003                           3.35       3.99
             February 2003                          3.48       3.65
             March 2003                             3.6        4.19
             April 2003                             3.95       4.27
             May 2003                               3.78       4.1

         On May 31, 2003, the closing price of our ordinary shares was $3.9.

           ITEM 10. -- ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

         PURPOSES AND OBJECTS OF THE COMPANY; CONTRIBUTIONS

         We are a public company registered under the Israeli Companies Law of 1999 (the "Companies Law") as Elscint Limited, registration number 52-002905-9.

         Pursuant to our Memorandum of Association, we were formed with a very wide range of objects. These objects include, among others, the purpose of carrying on business relating to instruments and systems based on physics know-how, components or portions thereof; business relating to fields of activity in respect of electronic or other similar developments by the company or acquired by it and carrying out various activities relating thereto or in connection therewith, advantageous to these activities or ancillary thereto; we may conduct business as capitalists and financiers in Israel or in any other place and to invest money as may be deemed fit from time to time, issue securities, guarantees and obligations, borrow or raise money and secure the payment thereof, and carry out various other activities.

         At our shareholders' meeting held on October 2, 2000, a resolution was adopted approving the amendment of our articles of association by adding a new article authorizing us to make, from time to time, contributions of reasonable sums for worthy causes even if such contributions do not fall within the Company's business considerations. Our board of directors, or any committee appointed by it, is authorized to determine, in its discretion, with respect to any such contribution, the amount thereof, its purpose, the entity to receive the contribution and any other term relating thereto.

         APPOINTMENT OF DIRECTORS

         Our directors are appointed by our shareholders at their annual meeting. The directors hold office until the next annual meeting of our shareholders, which is required to be held at least once during every calendar year but not more than fifteen months after the last preceding meeting. In the intervals between annual meetings, the board of directors may appoint new directors to fill vacancies on or increase the number of members of the board of directors.

         In accordance with our articles of association, our directors are appointed by an ordinary majority at a general meeting of shareholders and they hold office until the next annual meeting of shareholders or until they resign or other circumstances listed in our articles of association occur, except that external directors are elected in accordance with applicable law and stock exchange rules applicable to us. A director need not hold any shares of the Company. The board of directors may appoint one or more additional directors.

         ALTERNATE DIRECTORS

          Elscint's articles of association provide that any director may appoint, by written notice, another person to serve as an alternate director, and such appointing director may also remove such alternate director. A person may not serve as an alternate director unless such person is qualified to serve as a director. A person serving as a director or as an alternate director may not act as the alternate director of another director. Any alternate director possesses all the rights and obligations of the director who appointed him except that the alternate has no standing at any meeting while the appointing director is present. The alternate director is not entitled to receive remuneration for his services.

         Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

         Our articles of association also provide that our board of directors may, with the approval of three quarters of the directors, delegate its powers to one or more committees of the board of directors, as it deems appropriate. Such delegation may be exercised subject to the provisions of the Companies Law, which limits the matters that the board of directors may delegate to committees (such as the determination of the general policies of Elscint). The Companies Law requires that each committee that is authorized to exercise powers of the board of directors must include at least one external director.

         EXTERNAL AND INDEPENDENT DIRECTORS

         Pursuant to SEC and NYSE rules, each audit committee of a listed company must have at least three members who are independent directors. Our audit committee members are Messrs. Gal, Lion (each, an external director) and Peretz, all of whom fulfill the independence requirement.

         The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. The Companies Law provides for certain qualifications that a candidate for external directorship must comply with. Among such other requirements, a person may not be appointed as an external director if such person or person's relative, partner or employer, or any entity controlled by such person, has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by the entity controlling the company. The term "affiliation" is broadly defined in the Companies Law.

         In addition, no person may serve as an external director if such person's position or other business creates, or may create, conflicts of interest with the person's position as an external director, or if such position or other business may impair such person's ability to serve as an external director. The Companies Law provides for additional qualification requirements that are imposed on such candidates.

         The initial term of an external director is three years and such term may be extended for an additional three-year period. Each committee of a company's board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company's audit committee. Regulations promulgated under the Companies Law provide that the applicability of the Companies Law with respect to the nomination of external directors by an Israeli company whose shares are publicly traded only outside of Israel (as is the case with Elscint) commenced in August 2000, and also that the external directors of such a company are not required to be residents of Israel.

         An external director is entitled to reimbursement of expenses and to monetary and other compensation as provided in regulations promulgated under the Companies Law, but is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided by such person as an external director. Our board of directors has decided to remunerate its external directors with the highest amount allowed by such regulations, which decision was approved by the Company's shareholders at their annual meeting on October 2, 2000.

         The Companies Law further provides that external directors shall be appointed by a general meeting of shareholders, and that the approval of such appointment requires that at least a majority of the votes of shareholders present at the general meeting in person or by proxy have voted for such proposal, provided that (i) such majority vote at the general meeting shall include at least one third (1/3) of the total votes of non-controlling shareholders present at such general meeting in person or by proxy, excluding abstaining votes, or (ii) the total number of votes of the shareholders mentioned in clause (i) above that have voted against such proposal does not exceed one percent (1%) of the total voting rights in the company.

         The Companies Law also provides that a general meeting at which the appointment of external directors is to be considered shall not be convened unless the candidate for external directorship has declared to the company that he fulfills or complies with the qualifications for his appointment as an external director.

         THE POWERS OF THE DIRECTORS

         The power of our directors to vote on a proposal, arrangement or contract in which the director has a personal interest is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to approve compensation to themselves or to any of the members of the board of directors, requires the approval of the audit committee and the shareholders at a general meeting (See " - Approval of Related Party Transactions").

         Under Article 44 of our articles of association, our directors may, from time to time and at their discretion, raise or borrow or secure, on such terms and conditions as they consider appropriate, the payments of any sum or sums of money for our purposes.

         APPROVAL OF CERTAIN TRANSACTIONS; AUDIT COMMITTEE

         The Companies Law requires public companies, including Elscint, to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions and transactions with officers of the company, as required by law. An audit committee must consist of at least three members, and include all of the company's external directors. However, the chairman of the board of directors, any director employed by the company or rendering services to the company on a permanent basis, any controlling shareholder and any relative of a controlling shareholder, may not be members of the audit committee.

         INTERNAL AUDITOR

         The Companies Law requires the board of directors of a public company to appoint an internal auditor proposed by the audit committee and approved by the board of directors. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business procedures. Following the recommendation of our audit committee, our board of directors appointed, on January 1, 2001, Mr. Eli Birnboim, CPA, of the offices of Rosenblum-Holtzman, CPA, as Elscint's internal auditor.

         RIGHTS ATTACHED TO SHARES

         Our registered share capital consists of a single class of 24,000,000 ordinary shares, par value NIS 0.05 per share, of which 16,690,643 ordinary shares (excluding 802,500 shares issued pursuant to the Company's employees and officers incentive plan, which are not yet paid for) were issued and outstanding as of December 31, 2002. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

         Dividend rights
         ---------------

         Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, and unless otherwise decided by the Company at a general meeting of its shareholders, the profits of the Company available for distribution and declared as dividend will be distributed with respect to such shares that are entitled to dividend distribution. The board of directors may propose a dividend with respect to any fiscal year only out of profits, in accordance with the provisions of the Companies Law. Declaration of a dividend requires approval by an ordinary shareholders' resolution, which may decrease, but not increase, the amount proposed by the board of directors.

         One year after a dividend has been declared and is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to the benefit of the Company until it is claimed. We are not obligated to pay interest or linkage on an unclaimed dividend.

         The directors may, from time to time, pay to the Company's shareholders on account of the next forthcoming dividend an interim dividend which in their judgment is justified in view of the Company's position.

         Voting rights
         -------------

         Holders of ordinary shares have one vote for each ordinary share held by them on all matters submitted to a vote of the shareholders. Such voting rights may be affected by the creation of any special rights to the holders of a class of shares with preferential rights that may be authorized in the future in the manner provided for under the Companies Law. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least 51% of the issued share capital. In the event that a quorum is not present within 30 minutes of the scheduled time, the meeting, if convened at the request of shareholders, shall be dissolved. In any other case, the shareholders' meeting will be adjourned to the same day of the following week, at the same time and place, or to such other day, time and place as the board of directors may determine. At such adjourned meeting the two members present in person or by proxy who hold or represent, in the aggregate, 26% of our issued share capital, will constitute a quorum.

         An ordinary resolution, such as a resolution for the election of directors, the declaration of dividends or the appointment of auditors, requires approval by the holders of a majority of the voting rights represented at the meeting, in person or by proxy, and voting thereon. Under our articles of association, resolutions such as a resolution amending the articles of association or approving any change in capitalization, liquidation, changes in the objectives of the Company, or the name of the Company, or other changes as specified in our articles of association, require approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting, in person or by proxy, and voting thereon.

         Rights to the  Company's profits
         -------------  -----------------

         Our shareholders have the rights to share in our profits distributed as a dividend and any other permitted distribution.

         Rights in the event of liquidation
         ----------------------------------

         Subject to approval of a special majority reflecting the holders of not less than 75% of the voting rights represented in person or by proxy and voting thereon at a meeting convened for such purpose, a liquidator may divide among the shareholders the assets of the Company. The resolution authorizing the division of assets may authorize a division other than in accordance with the legal rights of the shareholders and may confer special rights on any class of shareholders, with reservation, in the case of division other than in accordance with the legal rights, of dissenting rights of such shareholders and other rights.

         In December 2001, the Company issued 802,500 shares to the Company's directors, officers and employees, of which 68,500 shares were subsequently returned to the plan. The recipients' right to receive these shares vests over two or three years, and voting rights attach to the shares as they vest. In the event that the Company declares a cash dividend, the recipients will be entitled to such cash dividend regardless of whether their right to receive the shares has vested.

         Changing Rights Attached to Shares
         ----------------------------------

         According to our articles of association, in order to change the rights attached to any class of shares, the consent in writing of the holders of all of the issued shares of that class must be obtained, or at a special meeting of the shareholders of that class of shares convened for such purpose adopting a resolution to change such rights by a special majority of at least 75% of the votes of shareholders participating and voting at such meeting. The provisions relating to general meetings shall apply, except that the necessary quorum required shall be two person holding or representing by proxy at least one third of the issued shares of that class. In an adjourned meeting, those shareholders present in person or by proxy shall be deemed to constitute a quorum. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless expressly provided for by the terms of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari-passu with that class.

         ANNUAL AND EXTRAORDINARY MEETINGS

         In accordance with the Companies Law, the board of directors must convene an annual meeting of shareholders at least once every calendar year, and no later than within fifteen months of the last annual meeting. Notice of at least 21 days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, either at its discretion or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of our issued capital. An extraordinary meeting must be held not more than 35 days from the publication date of the announcement of the meeting.

         LIMITATIONS ON THE RIGHTS TO OWN SECURITIES

         Our Memorandum and articles of association do not restrict in any way the ownership of our shares by nonresidents of Israel and neither the Memorandum of Association nor Israeli law restricts the voting rights of non-residents of Israel, except that under Israeli law, any transfer or issue of shares of the Company to a resident of a country under a state of war with Israel is prohibited and shall have no effect, unless authorized by the Israeli Minister of Finance.

         FIDUCIARY DUTY AND DUTY OF CARE OF AN OFFICE HOLDER

         The Companies Law codifies the duties which an office holder owes to the company. These duties consist of a fiduciary duty, a duty to act in good faith and in the best interests of the company and a duty of care. An "Office Holder" is defined in the Companies Law as a director, general manager, chief executive officer, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title and other managers directly subordinate to the general manager. The Office Holder's duties to the company include:

         o the avoidance of any conflict of interest between the Office Holder's position with the company and any other position he fulfills or with his personal affairs;

         o    the avoidance of any competition with the company;

         o    the  avoidance  of  exploiting  any  of  the  company's   business
              opportunities in order to gain a personal advantage for himself or for others; and

         o the disclosure to the company of any information and documentation relating to the company's affairs obtained by the officer due to his position with the company.

         The Companies Law requires that an Office Holder promptly disclose to the company any personal interest that he or she may have, including all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure must be made without delay and not later than the first board of directors meeting at which the transaction is first discussed.

         APPROVAL OF RELATED PARTY TRANSACTIONS

         Generally, under the Companies Law, engagement terms of directors and of directors fulfilling other offices in the company including (i) the grant of an exemption from liability for damages sustained due to a breach by the directors' of their duty of care, (ii) directors' and officers' insurance, (iii) a prospective undertaking to indemnify such directors, and (iv) a retroactive indemnification, require the approval of the audit committee, the board of directors and the majority vote of the shareholders of the company. The Companies Law also requires that the compensation and terms of employment of Office Holders or of employees of the company who hold a controlling interest in a company must be approved by the audit committee, the board of directors and the majority vote of the shareholders at general meetings, provided that (i) such majority vote at the shareholders meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the transaction, present at the meeting in person or by proxy (excluding abstaining votes); or (ii) the total number of votes of shareholders mentioned in clause
(i) above who voted against such transaction does not exceed one percent (1%) of the total voting rights in the company.

         The Companies Law requires that an Office Holder, or controlling shareholder, promptly disclose any direct or indirect personal interest that he or any of his affiliates may have, and all related material information known to him, in connection with any existing or proposed "extraordinary transaction" by the company. If the Office Holder complies with such disclosure requirements and the transaction is not prejudicial to the best interests of the company, then, unless the articles of association of the company provide otherwise, the board of directors of a company may approve the transaction in accordance with the provisions of such company's articles of association. Under the Companies Law, if the transaction is an "extraordinary transaction", then it must be approved by the company's audit committee, its board of directors and, in certain circumstances, the shareholders of the company. An "extraordinary transaction" is defined in the Companies Law as a transaction not in the ordinary course of business, a transaction that is not on market terms or a transaction that is likely to have a material impact on the company's profitability, assets or liability.

         In most circumstances, the Companies Law restricts Office Holders who have a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee from being present at such meeting, participating in the discussions or voting on any such matter.

         For information concerning the direct and indirect personal interests of certain of our Office Holders and principal shareholders in certain transactions, see "Item 7 - Major Shareholders and Related Party Transactions - Major Shareholders".

         The Companies Law contains the same disclosure requirements applicable to persons having control of a public company as was required under the Companies Ordinance (which preceded the Companies Law). In addition, under the Companies Law, "extraordinary transactions" between a public company and a controlling shareholder of the company, extraordinary transactions of the company with a third party in which a controlling shareholder has a personal interest and an engagement of a public company with a controlling shareholder regarding employment terms, all require the approval of the audit committee, the board of directors and the shareholders.

         DUTY OF A SHAREHOLDER

         Under the Companies Law, a shareholder, in exercising his rights and fulfilling his obligations to the company and the other shareholders, must act in good faith and in a customary manner and refrain from improperly exploiting his power in the company, including when voting at general or class meetings of shareholders on: (a) any amendment to the articles of association; (b) an increase of the company's authorized share capital; (c) a merger; or (d) the approval of related party transactions. In addition, a shareholder shall refrain from prejudicing the rights of other shareholders. The laws governing breach of contracts apply, with necessary modifications, to a breach of the above obligations. Furthermore, any controlling shareholder, any shareholder who knows that he possesses power to determine the outcome of the shareholders' vote at a general or a class meeting, and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or prevent the appointment of an Office Holder in the company or possesses any other power towards the company, is under a duty to act in fairness towards the company. A breach by any such shareholder of this duty is treated similarly to a breach of a fiduciary duty of an Office Holder, with the applicable changes. The Companies Law does not detail the substance of this duty.

         EXEMPTION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our articles of association provide that, to the fullest extent permitted by law:

         o we may prospectively exempt any officer of the Company from liability, in all or in part, for damages sustained due to a breach by the officer of such officer's duty of care to the Company.

         o we may obtain an insurance policy providing directors and officers insurance for Office Holders in respect of liabilities incurred by them as a result of the breach of their duty of care to us or to another person, or as a result of the breach of their fiduciary duty to us, to the extent that they acted in good faith and had reasonable grounds to believe that the act would not prejudice us, or for monetary liabilities imposed on them in favor of a third party as a result of an act or omission related to their services as Office Holders, as well as for any other event in respect of which an insurance of an officer is and/or may be permitted.

         o we may prospectively or retroactively indemnify an Office Holder in connection with his activities as an Office Holder, for (i) monetary liability imposed upon such officer in favor of a third party by a judgment, including a settlement or arbitration award approved by court; (ii) reasonable litigation expenses, including attorney's fees, incurred in an action brought against him by us or on our behalf or by a third party; (iii) liabilities incurred as a result of a criminal charge from which he was acquitted; (iv) a criminal charge in which he is convicted of an offense not requiring the proof of criminal intent; and (v) other liability or expense for which it is or may be permissible to indemnify an officer;

              provided, however, that the prospective indemnification undertaking is limited to certain events that in the opinion of the board of directors are foreseeable at the time such undertaking is issued and limited to an amount which the board of directors determines is reasonable under the circumstances.

         Pursuant to our articles of association, the aggregate indemnification amount paid to an officer of the Company pursuant to prospective undertaking to indemnify shall not exceed the lower of (i) 25% of the shareholders' equity of the Company as of the date of actual payment by the Company of the indemnification amount (as set forth in the Company's most recent consolidated financial statements prior to such payment); and (ii) $50 million in excess of any amount paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company, from time to time, with respect to matters covered by such indemnification.

         In  addition,   we  may   prospectively   undertake  to  indemnify  and
accordingly issue a prospective indemnification undertaking in favor of any person, including an officer of the Company who officiates or officiated on behalf or at the request of the Company as a director of another company of which the Company is either directly or indirectly a shareholder or in which it has any other interest whatsoever ("Director of the Other Company") with respect to a liability or expense as set forth above, which may be imposed upon such person as a result of an act performed by such person in his/her capacity as a Director of the Other Company, provided that such undertaking is limited to events that in the opinion of the board of directors are foreseeable at the time of the issue of the undertaking and is limited to the amount determined by the board of directors as reasonable under the circumstances.

         We may also retroactively indemnify a Director of the Other Company in respect of liability or expense as set forth above, imposed upon him/her as a result of an act performed by him/her in his/her capacity as a Director of the Other Company.

         Further more, we may retroactively indemnify an employee of the Company who is not an officer of the Company in respect of liability or expense incurred by such employee or which such employee is obligated to pay by court order due to a bona fide act preformed by such employee in such employee's capacity as an employee of the Company, other than as a result of a criminal charge in which such employee was convicted of an offence requiring proof of criminal intent and the judgment is not appealable.

         We may also prospectively indemnify and accordingly issue a prospective indemnification undertaking in favor of an employee of the Company who is not an officer of the Company and to retroactively indemnify any employee of the Company with respect to any monetary liability to be imposed upon such employee in favor of a third party in respect of an act performed in good faith by such employee in his or her capacity as an employee of the Company.

         The Companies Law, however, prohibits us from indemnifying an Office Holder for entering into an insurance contract which would provide coverage for liability incurred by such Office Holder, and from exempting an Office Holder from liability towards us, as a result of the following: (a) a breach of fiduciary duty, except for a breach of fiduciary duty to us while acting in good faith and having reasonable cause to assume that such act would not prejudice our interests; (b) a willful or reckless breach of the duty of care; or (c) an act done with the intent to unlawfully realize a personal gain, and also provides that a company may undertake to indemnify an Office Holder in respect of future acts, provided such undertaking is limited to certain types of events which, in the opinion of the company's board of directors, are foreseeable at the time of the undertaking, and are limited to an amount which the board of directors has determined as being reasonable under the circumstances.

         At the general meeting of our shareholders held on October 18, 2001, our shareholders approved insurance policies covering our directors and officers, including directors or officers of the Company's subsidiaries. The shareholders also authorized the Company to prospectively exempt our directors and officers and accordingly issue prospective indemnification undertaking in favor of our directors and officers pursuant to our articles of association.

         ANTI-TAKEOVER PROVISIONS AND ACQUISITIONS UNDER ISRAELI LAW

         Pursuant to the Companies Law, if following any acquisition of shares of a public company or of a class of shares of a public company, the purchaser holds 90% or more of the company's shares or 90% of any class of the company's shares, then the purchaser must make a tender offer for all of the remaining shares or the particular class of shares of the company. In the event that holders of 5% or more of the shares have not responded favorably to a tender offer, the offeror may not purchase more than 90% of that class of shares. In the event that holders of less than 5% of either the company's outstanding share capital or of any class of shares have not tendered their shares, then all of the company's shares that were not tendered will be transferred to the offeror by way of a compulsory sale of such shares. Where the offer is made for all of the company's shares or for all shares of a class of securities of such company, then the company will become a privately held company.

         At the request of an offeree of a tender offer which has favorably been accepted, which request was submitted to a competent court, the court may determine that the consideration for the acquired shares purchase under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. It should also be noted that such application to the courts may be filed as a class action.

         Furthermore, the Companies Law provides that for as long as a shareholder in a publicly held company holds more than 90% of the company's shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares.

         The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there already is another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of more than 45% of the voting rights in the company. This rule does not apply if another party already holds more than 50% of the voting rights in the company.

         Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading on a stock exchange outside of Israel only if, according to the laws of the jurisdiction where its shares are traded, there is either a limitation on the acquisition of a specified percentage of control in the company, or the acquisition of a specified percentage of control requires the purchaser to also make a tender offer to the public.

         CHANGES IN OUR CAPITAL

         Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting at such meeting.

MATERIAL CONTRACTS

          1. Agreement between CDPM and SLS for the completion of the works at the entertainment and commercial center in the Herzlia Marina, Israel. See "Item 4 - Principal Capital Expenditures and Divestitutes Currently in Progress or Planned - Commercial and Entertainment Center".

          2. Agreement for the sale of the Company's sub-assembly manufacturing assets in Ma'alot. See "Item 4- Information on the Company - Highlights of 2002".

EXCHANGE CONTROLS

         In 1998, the government of Israel promulgated a general permit under the Israeli Currency Control Law. Pursuant so such general permit substantially all transactions in foreign currency are permitted.

         Our memorandum and articles of association do not restrict in any way the ownership of the shares by non-residents and neither the memorandum of association nor Israeli law restricts the voting rights of non-residents.

TAXATION

         Following is a discussion of certain tax laws that may be material to our shareholders, all as in effect as of the date of this report and all of which is subject to changes, possibly on a retroactive basis, to the extent that such laws are still subject to judicial or administrative interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations.

         WE ENCOURAGE EACH INVESTOR TO CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE PURCHASE,
OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE ISRAELI, U.S. FEDERAL, STATE, AND LOCAL, AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN SUCH TAX LAWS.

         TAXATION IN ISRAEL

         In general, Israeli companies are currently subject to company tax at the rate of 36% of taxable income.

         TAXATION UNDER INFLATIONARY CONDITIONS

         The Income Tax Law (Inflationary Adjustments), 1985, (the "Inflationary Adjustments Law"), represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is characterized by a high degree of complexity and its material features are the following:

         (a) A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed assets and non-fixed assets. Where a corporation's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a tax deduction which takes into account the effect of the annual inflationary change on such excess is allowed (up to a cap of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis). If the depreciated cost of fixed assets exceeds a corporation's equity, then such excess multiplied by the annual inflation change is added to taxable income.

         (b) Depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli Consumer Price Index.

         TAX BENEFIT UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

         Certain of the facilities of Elscint have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"). The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

         Taxable income of a company derived from an Approved Enterprise status is subject to company tax at the rate of up to 25% for the "Benefit Period": a period of seven years commencing in the year in which the Approved Enterprise first generated taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever occurs earlier) and, under certain circumstances (as described below), extending to a maximum of ten years from the commencement date. In the event a company is operating under more than one approval or that its capital investments are only partly approved, such company will be taxed at a rate that is the result of a weighted combination of the various applicable rates.

         A company that qualifies as a "Foreign Investors' Company" is entitled to an additional period of three years after the seven years mentioned above, and to further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a "Foreign Investors' Company" is a company that has more than 25% of its combined shareholders' investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders' loans made originally by persons who are not residents of Israel. The percentage allotted to non-residents of Israel shareholders (directly or indirectly) for any tax year will be determined by the lowest percentage of any of the above rights held by such non-residents during that year. Such a company will pay company tax on the income of the company derived from an Approved Enterprise at reduced rates (ranging from 10%-25%, depending on the percentage of foreign shareholders investment in the share capital). With respect to an Approved Enterprise approved after January 1, 1997, such income will be exempted during the first two years for an extended ten-year (rather than the otherwise applicable seven-year) period and is exempt from any other tax on the income from its Approved Enterprise.

         In addition, a company owning an Approved Enterprise status approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) may elect (as we have) to forego certain government grants extended to Approved Enterprises in return for an "alternative package" of tax benefits. Under such alternative package, a company's undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investment Law for the remainder of the Benefit Period.

         A company that distributed dividends out of income that was tax exempt according to the "Investment Law" will be subject to company tax in the year the dividend is distributed in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative package (generally 25%). The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15% as compared to 25% for individuals), if the dividend is distributed during the tax exemption period or within a specified period. This tax must be withheld at source by the company.

         Subject  to  certain  provisions   concerning  income  subject  to  the
alternative package of tax benefits, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

         Grants and certain other incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center and final determination by the Israeli Tax Authority, such ratification and determination being conditional upon fulfillment of all terms of the approved program.

         The benefits granted under these programs are contingent upon the fulfillment of the conditions stipulated in the law, and the regulations there under and the approval documents based on which the investment had been carried out. In the event of failure to comply with these conditions the benefits may be cancelled, and the Company may be require to refund the amount of benefits, previously received in whole or in part, with the addition of linkage differences and interest.

         A distribution of cash dividends out of tax-exempt income of an Approved Enterprise would impose on the Company an additional tax of 25% in respect of the amount distributed. The said tax addition has not been included in these financial statements due to the Group's policy to avoid dividend distribution which may result in additional tax to the Group.

         The period of tax benefits under the Investment Law with respect to Elscint expired upon the sale of the Ma'alot facility, effective December 31, 2002.

         TAX BENEFIT UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRIES (TAXES), 1969 (THE "INDUSTRY ENCOURAGEMENT LAW")

         Under the Industry Encouragement Law, an "Industrial Company" is defined as a company incorporated in Israel, at least 90% of the income of which, in any tax year, as determined in Israeli currency (exclusive of income from government loans, capital gains, interest and dividends), is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity. Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

         Under regulations existing on December 31, 2002, as long as our ordinary shares were listed on the NYSE (or on another stock exchange recognized by the Israeli Ministry of Finance) and the Company continued to qualify as an Industrial Company under the Investment Law, gains on the sale of our ordinary shares generally were exempt from Israeli capital gains tax.

         As of the date of the tax reform (see "Reform of Taxes on Income in Israel" below) effective January 1, 2003, this tax exemption was cancelled and a 15% tax was applied on capital gains of Israeli residents.

         This exemption, and the 15% tax imposed due to the tax reform, do not apply, however, to a shareholder whose taxable income is determined pursuant to the Inflationary Adjustments Law, nor to a company or individual whose gains from selling or otherwise disposing of our ordinary shares are deemed "Business Income" (in which case, such gains will be subject to corporate tax or income tax, respectively).

         CAPITAL GAINS TAX

         Israeli law imposes a capital gains tax on the sale of capital assets by both residents and non-residents of Israel. The law distinguishes between the "Real Gain" and the "Inflationary Surplus." The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of sale. The Inflationary Surplus is tax exempt, except for inflation surplus accumulated until December 31, 1993 which is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the dollar instead of the Israeli CPI), while the Real Gain is added to ordinary income which is taxed at the ordinary rate for individuals and at 36% for companies (as for capital gains tax after January 1, 2003, see "Reform of taxes on income in Israel" below.)

         Pursuant to the Convention between the government of the United States of America and the government of Israel with Respect to Taxes on Income (the "U.S.-Israel Tax Treaty"), the sale, exchange or disposition of shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-

Israel Tax Treaty ("Treaty U.S. Resident"), will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the company at any time during such preceding 12-month period would be subject to such Israeli tax; however, under the US-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits.

         TAXATION OF NON-RESIDENTS

         Non-residents of Israel are subject to income tax on income derived from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% (15% for dividends generated by an "Approved Enterprise") is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. The US-Israel Tax Treaty provides for a maximum tax of 25% on dividends paid to a Treaty U.S. Resident and for a rate of 12.5% on dividends paid to a United States corporation that holds 10% or more of the shares of the Israeli company, or 15% for dividends distributed from income derived from an "Approved Enterprise".

         REFORM OF TAXES ON INCOME IN ISRAEL

         During 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. As of the effective date, an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel. The main provisions of the tax reform that may affect the Company are as follows:

         1. Changes in the method of taxation prevailing in Israel regarding the revenues of foreign companies controlled (over 10%) by Israeli residents, most of whose revenues are passive revenues, as defined in the law, or most of whose profits result from passive revenues, the tax rate applying to them does not exceed 20%, and over 50% of the means of control in them are held, directly or indirectly, by Israeli residents ("C.F.C."). In accordance with the provisions of the law, the controlling shareholder in such companies which have undistributed profits, as defined in the law, will be deemed to have received its proportional share in these profits as a dividend, and income tax in Israel of up to 25% will apply to them.

         2. Dividend whose source is revenues produced or accrued outside of Israel and a dividend whose source is out of Israel will be taxed at a rate of up to 25%.

         In addition, the law sets forth provisions regarding amounts and rates of tax, in those cases where tax was paid abroad on such revenues.

         3. As of January 1, 2003, all income of an Israeli resident, even if accrued or produced outside of Israel, will be taxed. Until the end of 2002, Israeli residents were subject to taxation on certain types of income only if received for the first time in Israel.

         4. As of January 1, 2003, the tax rate on capital gains from realizing assets was reduced to 25%. The reduced rate will apply to assets purchased and realized as of January 1, 2003 and thereafter. The tax rate on capital gains derived from assets purchased prior to January 1, 2003 and realized after January 1, 2003 will be calculated by taking into account part of the profits relating to the period after that date, and up to the date of realization.

         HOLLAND

         1. Corporate tax applicable to companies incorporated in the country - 34.5%.

         2. Under the "Participation Exemption", a dividend received by a Dutch company in respect of an investment in shares of other companies is exempt from corporate tax in Holland. A capital gain derived upon the sale of the shares of an investee company would be exempt from tax, subject to the fulfillment of the following conditions:

                  a. The company holds at least 5% of the share capital of the investee.

                  b. The investing company and the investee are not investment funds as defined by Dutch law.

                  c.       The investment is not held as inventory.

         Four additional criteria are required for an exemption in respect of an investment in foreign companies:

         (1) The profits of the investee must be taxed in its country of residence.

         (2) The investment is not carried out within the framework of an investment portfolio.

         (3) The investee is an active company.

         (4) A subsidiary acting as the financier must be active and meet additional conditions.

         Capital   losses   cannot  be  offset  unless  the  investee  had  been
liquidated, under certain conditions.

         ENGLAND

         1. With respect to a company incorporated in England:

                  (a) Operating income and capital gains would be subject to tax rates ranging from 0% to 32.75%, subject to the level of profitability.

                  (b) Dividends received from a U.K. resident company are exempt from tax.

                  (c) No tax credits are given for dividends distributed.

         2. With respect to a company not incorporated in England that has an investment activity in property in England:

                  (a) Net rental income from leasing buildings in England would be taxed at 22%.

                  (b) Capital gains are exempt from tax.

         BELGIUM

         The corporate tax applicable to income of Belgian-incorporated corporation is approximately 34%. Dividend paid out of such income is subject to an additional tax of 25%, other than a dividend received by companies incorporated in Belgium or in the European Union, whose holding rate in the Belgian company is at least 25%, subject to international tax treaties.

         HUNGARY

         The corporate tax rate applicable to income (including capital gains) of subsidiaries incorporated in Hungary is 18%. Dividends paid out of these profits are taxed at an additional rate of 20%, subject to the terms of the relevant treaty for the prevention of double taxation. Losses from the third year onward may be offset against taxable income for a period of five years. The losses incurred during the first two years of operation may be carried forward for an unlimited period of time.

         ROMANIA

         The corporate income tax rate for resident companies and non-resident entities with permanent establishments in Romania is generally 25%. Capital gains are generally treated as ordinary business income. Dividends paid to resident and non-resident companies are subject to a final withholding tax of 10%, unless reduced double taxation treaty rates apply for non-residents. Losses may be offset against taxable income for a period of five years from the period they incurred.

         TAXATION IN THE U.S.

         This summary of certain U.S. federal income tax laws applies to persons that are generally subject to U.S. federal income taxation on world-wide income basis (collectively, "U.S. Persons"). However, this summary does not address U.S. federal income tax considerations that may be relevant to certain U.S. Persons that are subject to special treatment under the federal income tax law, such as tax-exempt organizations, financial institutions, non-U.S. persons, insurance companies, broker-dealers or certain other persons). In addition, this summary does not contain any specific tax discussion applicable to particular U.S. Persons.

         PASSIVE FOREIGN INVESTMENT COMPANIES

         In general, a foreign corporation will be a passive foreign investment company ("PFIC"), if either (i) 75% or more of its gross income in a taxable year is passive income or (ii) 50% or more of the average value of its assets in a taxable year are held for the production of, or produce, passive income. If a corporation is a PFIC, a U.S. shareholder, in the absence of an election to treat the corporation as a "qualified electing fund" or a "mark to market", will be required to report any gain on the disposition of the shares of such corporation as ordinary income rather than capital gain and to compute the tax liability on such gain, as well as on certain dividends and other distributions, at the time of such disposition or distribution, as if the income had been earned ratably over each day in the U.S. shareholder's holding period, and such U.S. shareholder automatically will be subject to the highest ordinary income tax rate for each taxable year that the corporation was a PFIC in which the items were treated as having been earned regardless of the rate otherwise applicable to such shareholder during such taxable years. In addition, the taxes attributable to these prior years will be increased by an interest factor. Additionally, if a corporation is a PFIC, a non-electing shareholder who acquires shares in such corporation from a decedent generally is denied the normally available step-up in the tax basis of such shares to fair market value at the date of death and instead will hold such shares with a tax basis equal to the decedent's basis, of lower than the fair market value.

          We believe that Elscint was not a PFIC for the year ended December 31, 2002 or prior years. However, we emphasize that there can be no assurance that the Internal Revenue Service will not determine that, under the methodology currently used by Elscint or a possible alternative capitalization methodology, Elscint was a PFIC for its taxable year ended December 31, 2002 or prior years.

         No final determination has been made regarding any possible effect of the sale of the Company's sub-assembly manufacturing facility in Ma'alot as of December 31, 2002 on the current status of the Company (as described in the immediately preceding paragraph). However, the Company believes that no significant impact on such status will result from this transaction.

         WE STRONGLY ADVISE THAT YOU CONSULT WITH YOUR TAX ADVISORS IN REGARD TO TAX ISSUES, INCLUDING ISSUES RELATING TO PFIC, WHICH MAY AFFECT YOUR INVESTMENT IN ELSCINT.

         USE OF THE COMPANY'S NET OPERATING LOSSES

         A complex set of rules exists under the U.S. Internal Revenue Code of 1986, as amended (the "Code") limiting the potential utilization of U.S. net operating loss and tax credit carry-forwards in periods following a corporate "ownership change". In general, for U.S. federal income tax purposes, an ownership change is deemed to occur if the percentage of stock of a loss corporation owned (actually, constructively and, in some cases, deemed) by one or more "5% shareholders" has increased by more than 50 percentage points over the lowest percentage of such stock owned during a three-year testing period. Subsequent stock ownership changes, or changes in relevant tax laws and interpretations, may result in an ownership change at some date in the future. If the change in control of EMI in 1999 is considered an ownership change according to the U.S. Internal Revenue Code, our ability to utilize our U.S. net operating loss and tax attribute carry-forwards could be significantly limited. While such limitation will not have a direct impact on our shareholders who are U.S. Persons, it may affect the amounts of income available for distribution to the shareholders.

         TAXATION OF DIVIDENDS PAID TO U.S. SHAREHOLDERS

         Under the recently enacted amendments to the Code, dividends paid to individual U.S. Persons with respect to shares of a qualified foreign corporation are taxed at a capital gains tax rate (currently, 15%, with a transitional rate available for dividends paid in 2003), which is substantially lower than the ordinary income tax rates. A qualified foreign corporation includes a corporation the shares of which (with respect to which the dividend is paid) are readily tradable on an established U.S. securities market. As a result, dividends paid with respect to the ordinary shares of the Company in 2003 should be taxable to the U.S. Persons who hold such shares at the transitional tax rate, and dividends paid thereafter with respect to the ordinary shares (provided such shares continue to be publicly-traded in the United States) should be eligible for the 15% tax rate (during the time such rate remains in effect).

DOCUMENTS ON DISPLAY

         Elscint is subject to the informational requirements of the 1934 Act. In accordance with these requirements, Elscint files reports and other information with the SEC. These materials, including this Annual Report and the exhibits hereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549 and at the SEC's regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, material filed by Elscint can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

         ITEM 11. -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Elscint on a consolidated basis analysis, in its normal course of business, is exposed to the following market risks:

         1. EXCHANGE RATE EXPOSURE

         (a) Hotel Division: The main transactions and balances of companies in our hotel division, which are measured as autonomous entities, are denominated or linked to the functional currency of each company. As of December 31, 2002 and for the year then ended, the hotel division did not have any significant exchange rate exposure in the hotel division except for the division's operations in Romania.

         (b) General Monetary Assets and Liabilities: The functional currency of the Company is the NIS. The Company has monetary assets and monetary liabilities in substantial amounts, denominated or linked to other currencies and is therefore exposed to a substantial devaluation of the NIS, especially in relation to the U.S. dollar and the Euro. Further details of the Company's foreign currency exposure as of December 31, 2002, are set forth in Table I below. The Company does not actively hedge against fluctuations in the NIS in relation to these currencies.

         For the rate of exchange between the relevant main currencies, see note 2X to the financial statements included in item 18 below.

         2. EXPOSURE TO THE NET INVESTMENT VALUE OF FOREIGN ENTITIES

         The Company's subsidiaries that operate outside of Israel and which are autonomous entities prepare their financial statements in the currency of their country of residence, which is also their functional currency. Such financial statements were translated into the functional currency of their holding company, according to the exchange rate prevailing as at the balance sheet date. Differences between (i) the holding companies' investments in the investees (including monetary balances with a nature of investments), based on their functional currency, and (ii) the holding companies' share in the shareholders' equity of these investees, determined in their local currency (translated to the functional currency of the holding companies), are charged directly to the Company's shareholders' equity.

         The Company's exposure to fluctuations in exchange rates of foreign currencies, as mentioned above, in relation to the functional currency of the holding companies is reflected only by the value of the net investment in the autonomous entities (capital and loans with a nature of investments).

         Further details of the Company's foreign currency exposure as of December 31, 2002, regarding investments in foreign entities, are set forth in Table I below. The Company does not actively hedge against the exposure to the net investment value of foreign entities, except for certain investments that are financed by bank loans determined in the same currency of the functional currency of the investee.

         A decrease/increase in the value of foreign currencies of the autonomous entities in relation to the holding companies' functional currency (other than where the investment was financed in the functional currency of the autonomous entity) may therefore have a negative/positive impact on the Company's shareholders equity.

         In addition, the Company's exposure to the foregoing fluctuations has an impact on the extent of the assets, liabilities and operations of the autonomous companies, as reflected in the Company's financial statements, and on the date to date and period to period comparison of the Company's financial statements.

         For the rate of exchange between the relevant main currencies, see note 2X to the financial statements included in item 18 below.

         3.       RATE OF INFLATION

         Exposure to fluctuations in the rates of inflation in the countries in which the Company and/or its subsidiaries operates: The group companies prepare their financial statements in real terms, so that non-monetary items (e.g., fixed assets and inventory) are presented on the basis of cost as adjusted to the change in the CPI of each country of residence, while monetary items are presented at their nominal value. Therefore, any rate of inflation with a positive amount with respect to each reporting entity with an excess of monetary liabilities (which have been assumed in order to finance the construction and/or acquisition of non-monetary assets, mainly in the commercial and entertainment center and the hotel division) over monetary assets, has a positive impact on the results of operations of the Company, while any rate of inflation with a positive amount with respect to each reporting entity with an excess of monetary assets over liabilities, has a negative impact on the results of operations of the Company.

         The Company does not actively hedge against the fluctuations in the rate of inflation.

         As mentioned in Note 2 to the financial statements included in Item 18 below, new accounting standards were issued during 2001 and 2002 in respect of
(i) the termination of adjustments of financial statement for inflation and (ii) the effect of changes in foreign currency exchange rates in effect, which standards will enter into force on January 1, 2004. Management cannot assess at this stage the impact of these standards on the Company's results of operation in the periods commencing January 1, 2004. However, management believes that, in some circumstances, the results of operations of the Company may be substantially affected by the implementation of the foregoing standards in comparison to the principles that will be in effect during 2003.

         Further details about the Company's rate of inflation exposure on net monetary assets/liabilities, as at December 31, 2002, are set forth in Table I below.

         As to the rate of inflation, see Note 2X to the financial statements included in Item 18 below.

         4.       INTEREST RATE RISKS

         The Company and its subsidiaries finance some of their activities by means of credit in foreign currencies (mainly in U.S. dollar and Euro) and maintain their monetary assets in bank deposits (mainly, in U.S. dollars). Part of the credit and the deposits are obtained or invested at fixed interest rate while the major part is provided at variable rates (see Table III below). The changes in interest rates in the countries in which the Company operates affect its results of operations and its future cash flows. The Company does not actively hedge against the impact of the interest rate risks on its net monetary assets/liabilities.

         5.       CREDIT RISKS

         Cash, cash equivalents and bank deposits are maintained with reputable banks. In the hotel division, the services and sales are rendered to large numbers of customers, and thus the Company is not significantly exposed to credit risks arising from dependence on any customer.

         6.       MARKETABLE SECURITIES

         As for composition of the short and long-term investment portfolio, see
Note 4 and Note 7 to the financial statements included in Item 18. Such investments are exposed to market-price fluctuation, with the Company affected by fluctuation of the capital markets over which the Company has no control.

         7.       BIO-TECHNOLOGY INVESTMENTS

         As to exposures relating to bio-technology investments, see "Item 3 - Risk Factors - Risks relating to our Bio-Technology investments."

         8.       FAIR VALUE OF FINANCIAL INSTRUMENTS

         Elscint's and its subsidiaries' financial instruments include monetary assets (cash and cash equivalents, short and long-term deposits, trade accounts receivables, marketable securities as well as other receivables and current assets) and monetary liabilities (short-term borrowings, long-term liabilities, trade accounts payables as well as payables and other current liabilities). Due to the nature of the financial instruments included in working capital, their fair values approximates those presented in the balance sheet.

         It is difficult to estimate the fair value of many accounts as well as notes receivable bearing different maturity dates and interest rates in the different countries in which the Company and its subsidiaries are active. Nevertheless, management estimates that the fair value of these accounts and notes is not lower than their book value.

         The fair value of long term trade accounts receivable, deposits and other long-term liabilities is ordinarily based on the present value of future receipts and disbursements, discounted by the interest rate applicable to the Company's lending or borrowing activities under similar terms as of the balance sheet date, and it is not materially different than the one presented in the financial statements.

         As for the presentation of long-term balances not under market conditions, see Note 2K to the financial statements included in Item 18.

         Assets that were included in long term investments with market values that differ from their carrying amounts are as follows:

                                                 December 31, 2002
                                       ---------------------------------------
                                                 NIS (in millions)
                                       ---------------------------------------
                                        Carrying amount         Market value
                                       -------------------   -----------------

Permanent investment in  EMI's            41.1                  18.9
shares (*)
                                       ---------------------------------------
(*) see note 30B to the financial statements

TABLE I - FOREIGN CURRENCY RISKS

         The table below provides information as at December 31, 2002 regarding the Company's financial assets and liabilities (including inter-company balances) denominated or linked to foreign currencies (other than the functional currency):

NIS (IN MILLIONS)

                                                                                                                 RECONCI-
                                                                                                                 LIATION
                                                                  BRITISH                        ROMANIAN          FOR
                                                                   POUND                           LEI    OTHER  CONSOLI-
                              ADJUSTED ISRAELI SHEKELS (NIS)     STERLING             EURO        (ROL)    (2)    DATION    TOTAL
FUNCTIONAL CURRENCY (1)       ------------------------------     --------       ----------------- -----    ---    ------    -----
Linkage Currency(3)                                      Un            Un-                Un-      $
                               $    Euro      GB Pound  linked  Euro   linked   $ Pound   linked
                               -    ----      --------  ------  ----   ------   -------   ---      -
CURRENT ASSETS:
Cash and cash equivalents      65       5         -       9      -       5      -     -     2       2       5       -       93
Short term deposits and
  investments                 156       -         -       -      -       1      -     -     1       -       -       -      158
Receivables and other
  current assets               1        -         -       9      -      13      -     1    13       -       4       -       41
                             ------- --------- -------- ------ ------- ------ ------ ---- ------ -------- ------ -------- -------
                              222       5         -      18      -      19      -     1    16       2       9       -      292
                             ------- --------- -------- ------ ------- ------ ------ ---- ------ -------- ------ -------- -------
LONG TERM INVESTMENTS AND
  RECEIVABLES:
Deposits, debentures, loans
  and receivables             262       -         -       3      -       -     24     -    18       -       1       -      308
Investments in investees and
  other companies:
Shares                         17     (259)       -      42      -       -      -    (38)   -       -      (4)     275      33
Loans (3)                     533      198       91       -      -       -     46    74    198      -       -     (1,140)   -
                             ------- --------- -------- ------ ------- ------ ------ ---- ------ -------- ------ -------- -------
                              812      (61)      91      45      -       -     70    36    216      -      (3)    (865)    341
                             ------- --------- -------- ------ ------- ------ ------ ---- ------ -------- ------ -------- -------
ASSETS RELATED TO
DISCONTINUING OPERATIONS      101       4         -       9      -       -      -     -     -       -       -       -      114
                             ------- --------- -------- ------ ------- ------ ------ ---- ------ -------- ------ -------- -------

TOTAL ASSETS                 1,135     (52)      91      72      -      19     70    37    232      2       6     (865)    747
                             ======= ========= ======== ====== ======= ====== ====== ==== ====== ======== ====== ======== =======

CURRENT LIABILITIES:
Short term borrowings (4)      49      174       79       9      -      83            -     4      133      1       -      532
Payables and other current
  liabilities                  7        1         -      32             35      -     -    23       -      12       -      110
                             ------- --------- -------- ------ ------- ------ ------ ---- ------ -------- ------ -------- -------
                               56      175       79      41             118     -     -    27      133     13       -      642
                             ------- --------- -------- ------ ------- ------ ------ ---- ------ -------- ------ -------- -------
LONG TERM LIABILITIES:
loans and other long term
  liabilities: (4)
Group companies                -        -         -       -     177     74     533   91    198     37      30     (1,140)   -
Others                        261       -         -       3      -      255     -     -    109      -      11       -      639
                             ------- --------- -------- ------ ------- ------ ------ ---- ------ -------- ------ -------- -------
                              261       -         -       3     177     329    533   91    307     37      41     (1,140)  639
                             ------- --------- -------- ------ ------- ------ ------ ---- ------ -------- ------ -------- -------
LIABILITIES RELATED TO
DISCONTINUING OPERATIONS       98       10        -       3      -       -      -     -     -       -       -       -      111
                             ------- --------- -------- ------ ------- ------ ------ ---- ------ -------- ------ -------- -------

TOTAL LIABILITIES             415      185       79      47     177     447    533   91    334     170     54     (1,140)  1392
                             ======= ========= ======== ====== ======= ====== ====== ==== ====== ======== ====== ======== =======

TOTAL ASSETS LESS TOTAL
  LIABILITIES (*)             720     (237)      12      25    (177)   (428)  (463)  (54) (102)   (168)   (48)     275    (645)
                             ======= ========= ======== ====== ======= ====== ====== ==== ====== ======== ====== ======== =======

    Footnotes
    ---------

    (1)  Adjusted to the CPI in the state of residence.

    (2) Includes balances of financial assets or financial liabilities that are denominated or linked to other currencies which do not exceed 5% of total financial assets or financial liabilities, respectively (on a consolidated basis).

    (3) As for investments in investees - "linkage currency" means the functional currency of each investee. As for loans with nature of investment - "linkage currency" means the currency that the loan is denominated or linked to.

    (4) Loans linked to the U.S. dollar, the exchange rate fluctuations' impact of which is capitalized to fixed assets (real estate which at December 31, 2002 are under construction) during their construction period
         (anticipated completion date - through years 2003/2004), are as follows: the NIS as the functional currency - NIS 280 millions; the British Pound as the functional currency - NIS 11.3 million; and the HUF as the functional currency - NIS 15.1 million. As for the differences between Israeli and U.S. GAAP in respect of capitalization of exchange rate differences (in real term) - see Note 33 to the financial statements included in Item 18 below.

    (5)  comprise as follows:

                                                                                                                 RECONCI-
                                                                   BRITISH                       ROMANIAN          FOR
                                                                    POUND                          LEI    OTHER  CONSOLI-
                               ADJUSTED ISRAELI SHEKELS (NIS)      STERLING             EURO      (ROL)    (2)    DATION    TOTAL
FUNCTIONAL CURRENCY (1)       --------------------------------   ------------       ------------- -----    ---    ------    -----
Linkage Currency(3)                                      Un            Un-     $           Un-      $
-----------------------        $    Euro      GB Pound  linked   Euro  linked       Pound linked
                               -   ------     --------   --      ----  ---     -    ----- ------    -
Net monetary items             170    (176)    (79)     (17)     -      (354)   24    1   (102)   (131)   (14)        -      (678)
Inter - company balances
  (loans with a nature of
  investment)                  533     198      91       -     (177)    (74)   (487) (17)   -     (37)    (30)        -        -
Investments in  investees'

  shares                       17     (259)      -       42      -        -     -    (38)   -       -      (4)       275      33

Total                          720    (237)     12       25    (177)    (428)  (463) (54) (102)   (168)   (48)       275     (645)


    (6) Exchange rates:

       FUNCTIONAL CURRENCY   ADJUSTED ISRAELI SHEKELS (NIS)
       -------------------   ------------------------------       BRITISH POUND                         1,000 ROMANIAN LEI
                                                                  STERLING                                   (ROL)
                                                                  --------             EURO             ------------------
        Linkage Currency        $         Euro     GB Pound        Euro                 $                     $
        ----------------      -----       ------   --------       -----               ------                 ----

        December 31, 2002     4.737       4.9696    7.633         0.652               0.9532                 33.5

        December 31, 2001     4.416       3.908     6.400         0.611               1.135                  31.6

        May 31, 2003          4.373       5.176     7.208         0.718               0.844                  31.4

    (7) Changes in the CPI (%):

                                        Israel        Britain        Holland         Belgium        Hungary      Romania
                                        --------------------------------------------------------------------------------
      Three month period ended
      March 31, 2003                     0.78          0.78            1.94            1.42           2.93         3.2
      -----------------------------------------------------------------------------------------------------------------------

      Year ended December 31, 2002       6.49          2.94            3.24            1.37           5.00        17.8

      Year ended December 31, 2001       1.41          1.28            4.45            2.18           6.90        30.3

      Year ended December 31, 2000        0            2.33            2.89            2.49          10.13        40.7


    (8) Changes in the exchange rates (%):

                                                      British
                                                      Pound
                                                      Sterling               1,000 Romanian
   Functional Currency    Israeli Shekels  (NIS)      (pound)    Euro            Lei (ROL)
   ----------------------------------------------------------------------------------------
   Linkage Currency          $       Euro  GB Pound   Euro         $                 $
   ----------------       -----      ----  --------   ----       ------       ---------------
   May 31, 2003           (7.68)      4.15    (5.56)    10.12       11.45           (6.26)

   December 31, 2002       7.27      27.18    19.27      6.71      (16.12)           6.01
                          =====     =======  =======  ========== ============ ===================

   December 31, 2001       9.28       3.85     6.10     (1.86)       5.40              -
                          =====     =======  =======  ========== ============ ===================


TABLE II - DERIVATIVE CONTRACTS ON FOREIGN EXCHANGE RATES

         The Company did not enter into any derivative contracts on foreign exchange rates.

TABLE III - INTEREST RISKS

         The following table presents a summery of balances classified according to interest rate, at December 31, 2002:

1.       DEPOSITS AND OTHER LONG TERM LOANS- IN NIS (MILLIONS)

                                                                            REPAYMENT YEARS
                                                  ------------------------------------------------------------------
  FUNCTIONAL      LINKAGE                                                                  NOT YET
   CURRENCY       CURRENCY    INTEREST RATE %     1         2        3         4         DETERMINED           TOTAL
  ----------      -------     ---------------     -         -        -         -         ----------           -----

EURO            U.S. dollar       9% (1)          -         -        -         -              1                 1

EURO            U.S. dollar         (2)           -         -        -         8             16                24

EURO            EURO             2.6%-4.9%        -         -        -         -              6                 6

Adjusted NIS    U.S. dollar      LIBOR - 0.7      -         -        -         -           261 (3)             261

Adjusted NIS    U.S. dollar          -            -         1        -         -              -                 1

Adjusted NIS    NIS                  -            -         -        14        -              -                14

                                                  -         1        14        8             284               307

--------------- ------------- ---------------- --------- -------- --------- --------- ------------------ ----------------

(1)  Fixed Interest.

(2) A loan in the amount of NIS 8 million bears annual interest at a rate of LIBOR + 1%. A loan in the amount of NIS 16 million is convertible into ordinary shares. In the event that the Company decides not to convert the loan, the linkage interest and repayment term described above will apply to the loan. See note 7(ii)(b) to the financial statements included in item 18.

(3) In order to secure a loan in the same amount (see 2 below). The margin between the deposit and the loan is 0.7%.

2.   LONG TERM DEBTS - IN NIS (MILLIONS)

                                                                                           REPAYMENT YEARS
                                                                -----------------------------------------------------------------
  FUNCTIONAL     LINKAGE                        AVERAGE                                        6 AND         NOT YET
   CURRENCY      CURRENCY   INTEREST RATE %  INTEREST RATE %    1      2     3     4     5    THEREAFTER    DETERMINED    TOTAL
   --------      --------   ---------------  ---------------    -      -     -     -     -    ----------    ----------    -----

EURO            EURO        4.9-5.0 (1)            4.9          4      5     5     5     5        87             -         111

UK Pound        UK Pound    LIBOR + 1.25
Sterling        Sterling    -1.4                   5.4         14     13     13    13   14       202             -         269

S.A. Rand       S.A. Rand         (2)               7           -      -     -     -     -        3              -          3

                Adjusted
Adjusted NIS    NIS                -                -           -      -     -     -     -        2              -          2
                U.S.

Adjusted NIS    dollar        LIBOR                2.4          -      -     -     -     -        -           261 (3)      261

                                                               18     18     18    18   19       294            261        646
                                                               ==     ==     ==    ==   ==       ===            ===        ===

(1) Fixed Interest of 4.9% up to March 2004 and thereafter  Euro SWAP + 1.2. (2)
(2) Fixed interest of 7% up to October 2003 and thereafter PRIME-1.
(3) Are secured by deposits at the same amount (see 1 above). The margin between the deposit and the loan is 0.7%.

3. SHORT TERM CASH AND DEPOSITS - see notes 3 and 4 to the financial statements included in Item 18.

4.  SHORT TERM LOANS - see note 12 to the financial  statements included in Item
    18.

           ITEM 12. -- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

PART II
-------

           ITEM 13. -- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

           ITEM 14. -- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                       AND USE OF PROCEEDS.

         Not applicable.

PART III
--------

           ITEM 15. - CONTROLS AND PROCEDURES

         We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our president (our senior executive officer) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of each business segment and key corporate functions, and under the supervision of the President and CFO. Based on the evaluation, our management, including the President and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

           ITEM 16. -- [RESERVED]

           ITEM 17. -- FINANCIAL STATEMENTS

           ITEM 18. -- FINANCIAL STATEMENTS

         See Consolidated Financial Statements attached.



                    ELSCINT LIMITED AND SUBSIDIARY COMPANIES
                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2002

0
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------



CONTENTS

                                                                          PAGE

Independent Auditors' Report                                            1 - 2

Consolidated Balance Sheets                                             3 - 4

Consolidated Statements of Operations                                   5 - 6

Consolidated Statements of Shareholders' Equity                             7

Consolidated Statements of Cash Flows                                  8 - 11

Notes to the Consolidated Financial Statements                        12 - 86

Appendix                                                                   87

Reports of auditors of subsidiaries and investee companies

AUDITORS' REPORT TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

ELSCINT LIMITED

We have audited the accompanying consolidated balance sheets of Elscint Limited ("the Company") and subsidiary companies as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years, the last of which ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries and the consolidated financial statements of a subsidiary and its consolidated subsidiaries including those consolidated by the proportionate consolidation method, whose assets constitute 49% and 47% of the total consolidated assets as of December 31, 2002 and 2001, respectively, and whose revenues constitute 33%, 26% and 25% of the total continuing and discontinuing consolidated revenues for the years ended December 31, 2002, 2001 and 2000, respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries, is based solely on the said reports of the other auditors. Furthermore, the data included in the financial statements relating to the Company's equity in an affiliate results for each of the two years ended December 31, 2001 is based on the financial statements of the affiliate, which were audited by another auditor.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the above mentioned other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiary companies as of December 31, 2002 and 2001 and the results of their operations, the changes in the shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2002 in conformity with generally accepted accounting principles (GAAP) in Israel. As applicable to these financial statements, Israeli GAAP differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP), as described in Note 33 to the consolidated financial statements. As discussed therein, the Company changed its method of accounting for its investment in affiliate in 2002 to the equity method with retroactive restatement of 2001 and 2000.

As discussed in note 33.A.12 to the consolidated financial statements, the Company changed its method of acounting for its investment in affiliates in 2002 with retroactive restatement of 2001 and 2000. As explained in Note 2, the above mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

As discussed in Note 28 to the accompanying consolidated financial statements, the Company is defendant in lawsuits and was served with additional claims out of which two claims were filed in Israel with a request for a recognition as representative claims.

SOMEKH CHAIKIN
CERTIFIED PUBLIC ACCOUNTANTS (ISR.)

Haifa, April 2, 2003

                                                                 Elscint Limited
                                                        and subsidiary companies

CONSOLIDATED BALANCE SHEETS AS OF
--------------------------------------------------------------------------------

ADJUSTED TO THE NIS AS OF DECEMBER 2002


                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                 -----------
                                                                                                                   (NOTE 2A)
                                                                             DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                                                                     2002         *    2001             2002
                                                                             ------------      ------------            -----
                                                                             ADJUSTED NIS      ADJUSTED NIS            U.S.$
                                                                   NOTE       (THOUSANDS)       (THOUSANDS)      (THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------------
 ASSETS

 CURRENT ASSETS

 Cash and cash equivalents                                            3           92,952           293,908           19,622
 Short-term investments and deposits                                  4          157,505           154,675           33,250
 Accounts receivable - trade, net                                     5           19,004            14,801            4,012
 Other accounts receivable and prepaid expenses                       6           21,757            21,326            4,593
 Hotels Inventories                                                                3,109             3,453              656
                                                                               ---------         ---------          -------
                                                                                 294,327           488,163           62,133
                                                                               ---------         ---------          -------


 LONG-TERM ACCOUNTS AND INVESTMENTS

 Investments, loans and long-term receivables, net                    7          352,480           357,990           74,410
 Investments in affiliated company                                    8           32,510                 -            6,863
 Venture-Capital investments                                          9                -            29,518                -
                                                                               ---------         ---------          -------
                                                                                 384,990           387,508           81,273
                                                                               ---------         ---------          -------

 FIXED ASSETS, NET                                                   10        1,637,656         1,359,870          345,716
                                                                               ---------         ---------          -------

 OTHER ASSETS, NET                                                   11           12,234            11,927            2,583
                                                                               ---------         ---------          -------

 ASSETS RELATED TO DISCONTINUING OPERATION                           31          114,134           190,521           24,094
                                                                               ---------         ---------          -------
                                                                               2,443,341         2,437,989          515,799
                                                                               =========         =========          =======

*   Reclassified.

The accompanying notes are an integral part of the financial statements.

                                                                 Elscint Limited
                                                        and subsidiary companies

CONSOLIDATED BALANCE SHEETS AS OF
--------------------------------------------------------------------------------

ADJUSTED TO THE NIS AS OF DECEMBER 2002


                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                 -----------
                                                                                                                   (NOTE 2A)
                                                                             DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                                                                     2002         *    2001             2002
                                                                             ------------      ------------            -----
                                                                             ADJUSTED NIS      ADJUSTED NIS            U.S.$
                                                                   NOTE       (THOUSANDS)       (THOUSANDS)      (THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------------
 LIABILITIES AND
  SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES

 Short-term credits                                                  12         532,274           446,938           112,365
 Accounts payable - trade                                                        23,067            27,195             4,870
 Accrued liabilities                                                 13          87,153            48,642            18,398
 Advance from customer in respect of project
   in progress, net                                                  14               -             1,538                 -
                                                                              ---------         ---------           -------
                                                                                642,494           524,313           135,633
                                                                              ---------         ---------           -------

 LONG-TERM LIABILITIES

 Long-term debts                                                     15         627,863           601,333           132,545
 Deferred income tax liability                                       18          10,943            18,296             2,310
 Liability for employee severance benefits, net                      16             513               361               108
                                                                              ---------         ---------           -------
                                                                                639,319           619,990           134,963
                                                                              ---------         ---------           -------

 LIABILITIES RELATED TO DISCONTINUING OPERATIONS                     31         110,553           255,438            23,338
                                                                              ---------         ---------           -------

 MINORITY INTEREST                                                               29,568            27,916             6,242
                                                                              ---------         ---------           -------
 COMMITMENTS AND CONTINGENCIES                                   20, 28

 SHAREHOLDERS' EQUITY                                                17       1,021,407         1,010,332           215,623
                                                                              ---------         ---------           -------
                                                                              2,443,341         2,437,989           515,799
                                                                              =========         =========           =======
*  Reclassified.

/s/ A.R. Goren                                                                /s/ R. Lavine
------------------------------------                                          ----------------------------
A.R. Goren                                                                    R. Lavine
Chairman of the Board of Directors                                            President



Date:   April 2, 2003

The accompanying notes are an integral part of the financial statements.

                                                                 Elscint Limited
                                                        and subsidiary companies

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

ADJUSTED TO THE NIS AS OF DECEMBER 2002

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                 -----------
                                                                         YEAR ENDED DECEMBER 31,                   (NOTE 2A)
                                                              --------------------------------------------      DECEMBER 31,
                                                                  2002            *2001         *2000                   2002
                                                              --------------------------------------------             -----
                                                      NOTE              ADJUSTED NIS  (THOUSANDS)             U.S.$ (THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------------
 REVENUES                                             21

 Operating and managing hotels                                    210,650        141,898        108,088            44,469
 Revenue from long-term contracts                                   1,538         10,221         20,367               325
                                                                  -------        -------        -------            ------
                                                                  212,188        152,119        128,455            44,794
                                                                  -------        -------        -------            ------
 COST OF REVENUES                                     22

 Hotels operations                                                135,766         97,692         69,924            28,661
 Cost of long-term contracts                                        1,419          7,451         18,244               300
                                                                  -------        -------        -------            ------
                                                                  137,185        105,143         88,168            28,961
                                                                  -------        -------        -------            ------

 GROSS PROFIT                                                      75,003         46,976         40,287            15,833

 Hotels' depreciation, amortization
  and operation expenses                              23           62,685         32,156         23,124            13,233
 Initial expenses, net                                              1,807          4,036          1,848               381
 General and administrative expenses                  24           32,181         26,285         23,709             6,794
                                                                  -------        -------        -------            ------

 OPERATING LOSS                                                   (21,670)       (15,501)        (8,394)           (4,575)

 Finance income (expenses), net                       25           13,051         66,344        (20,599)            2,755
 Other (expenses) income, net                         26          (21,915)       (13,366)         2,667            (4,626)
                                                                  -------        -------        -------            ------

(LOSS) INCOME BEFORE INCOME TAXES                                 (30,534)        37,477        (26,326)           (6,446)

 Income taxes                                          18          (5,321)         5,486          4,723            (1,123)
                                                                  -------        -------        -------            ------
(LOSS) INCOME AFTER INCOME TAXES                                  (25,213)        31,991        (31,049)           (5,323)

 The Company's share in loss
  of affiliated companies                                           2,902          9,899          3,302               612

 Minority interest in loss
  of a subsidiary, net                                                896          1,313              -               189
                                                                  -------        -------        -------            ------
 NET (LOSS) INCOME FROM CONTINUING
   OPERATIONS                                                     (27,219)        23,405        (34,351)           (5,746)

 NET INCOME FROM DISCONTINUING OPERATION              31           90,693         34,587         77,940            19,146
                                                                  -------        -------        -------            ------
 NET INCOME                                                        63,474         57,992         43,589            13,400
                                                                  =======        =======        =======            ======

*  Reclassified.

The accompanying notes are an integral part of the financial statements.

                                                                 Elscint Limited
                                                        and subsidiary companies

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

ADJUSTED TO THE NIS AS OF DECEMBER 2002

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                 -----------
                                                                         YEAR ENDED DECEMBER 31,                   (NOTE 2A)
                                                              --------------------------------------------      DECEMBER 31,
                                                                  2002            *2001         *2000                   2002
                                                              --------------------------------------------             -----
                                                      NOTE              ADJUSTED NIS  (THOUSANDS)             U.S.$ (THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------------
      BASIC EARNINGS (LOSS) PER ORDINARY
        SHARE (NIS 0.05 PAR VALUE) FROM:                  27

      Continuing operations                                           (1.63)         1.40          (2.06)            (0.34)
      Discontinuing operation                                          5.43          2.07           4.67              1.15
                                                                      -----          ----          -----             -----
                                                                       3.80          3.47           2.61              0.81
                                                                      =====          ====          =====             =====
      DILUTED EARNINGS (LOSS) PER ORDINARY
       SHARE (NIS 0.05 PAR VALUE) FROM:

      Continuing operations                                           (1.69)         1.40          (2.06)            (0.36)
      Discontinuing operation                                          5.20          2.07           4.67              1.10
                                                                      -----          ----          -----             -----
                                                                       3.51          3.47           2.61              0.74
                                                                      =====          ====          =====             =====

      *  Reclassified.

                                                                 Elscint Limited
                                                        and subsidiary companies

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

ADJUSTED TO THE NIS AS OF DECEMBER 2002

                                                                                                         LOAN TO
                                                                        CUMULATIVE                    RECIPIENTS
                                                                           FOREIGN                  FOR PURCHASE
                                                                          CURRENCY                  OF COMPANY'S          TOTAL
                                                 SHARE       CAPITAL   TRANSLATION    RETAINED         INCENTIVE  SHAREHOLDERS'
                                                CAPITAL      SURPLUS   ADJUSTMENTS    EARNINGS            SHARES         EQUITY
                                                -------      -------   -----------    --------            ------         ------
                                                                         ADJUSTED NIS (THOUSANDS)
                                                ------------------------------------------------------------------------------------
 BALANCE AT
  JANUARY 1, 2000                                5,369      722,107        (3,204)    176,699                 -        900,971

 Net income for the year                             -            -             -      43,589                 -         43,589
 Employee stock options
  exercised and paid                                 2        1,167             -           -                 -          1,169
 Foreign currency
  translation adjustments                            -            -        (9,504)          -                 -         (9,504)
                                                 -----      -------        ------     -------           -------      ---------

 BALANCE AT
  DECEMBER 31, 2000                              5,371      723,274       (12,708)    220,288                 -        936,225

 Net income for the year                             -            -             -      57,992                 -         57,992
 Issuance of incentive

   Shares                                           41       12,953             -           -           (12,994)             -
 Foreign currency
  translation adjustments                            -            -        16,115           -                 -         16,115
                                                 -----      -------        ------     -------           -------      ---------

 BALANCE AT
  DECEMBER 31, 2001                              5,412      736,227         3,407     278,280           (12,994)     1,010,332

 Net income for the year                             -            -             -      63,474                 -         63,474
 Incentive shares which
   were returned to pool                            (2)        (706)            -           -               708              -
 Erosion net of interest on
   loan to recipients                               (3)         (75)            -           -                78              -
 Dividend *                                          -            -             -     (87,809)                -        (87,809)
 Foreign currency
  translation adjustments                            -            -        35,410           -                 -         35,410
                                                 -----      -------        ------     -------           -------      ---------

 BALANCE AT
  DECEMBER 31, 2002                              5,407      735,446        38,817     253,945           (12,208)     1,021,407
                                                 =====      =======        ======     =======           =======      =========

* Not including dividend in the amount of NIS 3,331 thousand, in respect of incentive shares, which was recorded as an expense in the statement of operations.

The accompanying notes are an integral part of the financial statements.

                                                                 Elscint Limited
                                                        and subsidiary companies

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

ADJUSTED TO THE NIS AS OF DECEMBER 2002

                                                                                                           CONVENIENCE
                                                                                                           TRANSLATION
                                                                                                             (NOTE 2A)
                                                                                                          ------------
                                                                       YEAR ENDED DECEMBER 31,            DECEMBER 31,
                                                                       -----------------------                    2002
                                                                   2002      *   2001      *   2000       ------------
                                                                   ----      --------      --------              U.S.$
                                                                        ADJUSTED NIS (THOUSANDS)           (THOUSANDS)
                                                                   --------------------------------       ------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                           63,474      57,992      43,589            13,400
Adjustments to reconcile net income to net cash provided by
 (used in) operating activities from continuing operations (A)      (59,648)    (34,531)    (72,875)          (12,592)
                                                                   --------      ------    --------           -------
Net cash  provided by (used in) operating activities from
 continuing operations                                                3,826      23,461     (29,286)              808
Net cash provided by (used in) operating activities from
  discontinuing operation                                            24,599      16,206     (53,357)            5,193
                                                                   --------      ------    --------           -------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                  28,425      39,667     (82,643)            6,001
                                                                   --------      ------    --------           -------
CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from sale of affiliated company                                  -      22,247           -                 -
Proceeds from sale of fixed assets                                      404         518         697                85
Purchase of fixed assets and other assets                          (176,658)   (208,319)   (201,287)          (37,293)
Purchase of venture capital investment                               (4,882)    (23,271)     (6,853)           (1,031)
Proceeds from sale of  long-term investments and loans                3,458       2,624      85,933               730
Proceeds from short - term investments, net                           1,908     101,205      74,818               403
Purchase of long-term investments and loans                            (683)    (47,501)    (60,494)             (144)
Purchase of investment on cost basis                                      -     (26,128)   (101,510)                -
Proceeds from investment in a subsidiary company (B)                      -       3,599           -                 -
                                                                   --------      ------    --------           -------

Net cash used in investing activities from continuing operations   (176,453)   (175,026)   (208,696)          (37,250)
Net cash (used in) provided by investing
  activities from discontinuing operation                            (2,404)    121,595     (26,757)             (507)
                                                                   --------      ------    --------           -------
NET CASH USED IN INVESTING ACTIVITIES                              (178,857)    (53,431)   (235,453)          (37,757)
                                                                   --------      ------    --------           -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital
  (including capital surplus, net)                                        -           -       1,170                 -
Proceeds from long-term debts                                         4,676      83,082     221,630               987
Payments of long-term debt                                         (143,817)     (8,418)   (170,318)          (30,360)
Dividend Distributed                                                (87,809)          -           -           (18,537)
Payment of principal to suppliers for prior year purchases
  of fixed assets                                                         -           -        (408)                -
Issuance of shares to minority in a subsidiary company                  555           -           -               117
Change in short-term credits, net                                   173,644     (59,802)    102,600            36,657
                                                                   --------      ------    --------           -------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES FROM

 CONTINUING OPERATIONS                                              (52,751)     14,862     154,674           (11,136)
                                                                   --------      ------    --------           -------
NET EFFECT OF EXCHANGE RATE CHANGES ON CASH                           2,227       3,106      (1,150)              470
                                                                   --------      ------    --------           -------
Net (decrease) increase in cash and cash equivalents               (200,956)      4,204    (164,572)          (42,422)
Cash and Cash Equivalents at Beginning of year                      293,908     289,704     454,276            62,044
                                                                   --------      ------    --------           -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                             92,952     293,908     289,704            19,622
                                                                   ========      ======    ========           =======

*  Reclassified.

The accompanying notes are an integral part of the financial statements.

                                                                 Elscint Limited
                                                        and subsidiary companies

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

ADJUSTED TO THE NIS AS OF DECEMBER 2002

                                                                                                           CONVENIENCE
                                                                                                           TRANSLATION
                                                                                                             (NOTE 2A)
                                                                                                          ------------
                                                                       YEAR ENDED DECEMBER 31,            DECEMBER 31,
                                                                       -----------------------                    2002
                                                                   2002      *   2001      *   2000       ------------
                                                                   ----      --------      --------              U.S.$
                                                                        ADJUSTED NIS (THOUSANDS)           (THOUSANDS)
                                                                   --------------------------------       ------------

(A)     ADJUSTMENTS  TO  RECONCILE  NET  INCOME  TO
        NET  CASH  FROM  CONTINUING OPERATIONS:

 INCOME AND EXPENSES NOT INVOLVING CASH FLOW:

Discontinuing operation                                           (90,693)      (34,587)      (77,940)      (19,146)
Depreciation and amortization                                      54,939        21,972        14,516        11,598
The Company's share in loss of affiliated companies                 2,902         9,899         3,302           612
Decrease in value of investments and loans not of
  a temporary nature                                                4,012        13,004             -           847
Capital loss (gain)                                                   171           482          (158)           36
Exchange differences on investments and loans, net                (22,395)      (44,149)        3,519        (4,727)
Changes in liability for employee severance benefits, net              84          (293)       (3,572)           18
Loss (profit) from evaluation of marketable securities                476          (607)        1,503           100
Changes in deferred income taxes, net                              (5,765)           72         1,415        (1,217)
Minority interest in loss of a subsidiary, net                       (896)       (1,313)            -          (189)


CHANGES IN ASSETS AND LIABILITIES:

Decrease (increase) in:

Accounts receivable - trade, net                                   (1,290)        2,360        (5,471)         (272)
Other accounts receivable and prepaid expenses                     (5,931)        1,408          (139)       (1,252)
Hotel inventories                                                     907           (78)         (133)          191

Increase (Decrease) in:

Accounts payable-trade                                             (1,873)          231        (6,360)         (395)
Accrued liabilities                                                 5,362         7,290        12,187         1,132
Advance from customer in respect of project in progress, net       (1,538)      (10,222)      (15,544)         (325)
Deposits from renters                                               1,880             -             -           397
                                                                  -------       -------       -------       -------
                                                                  (59,648)      (34,531)      (72,875)      (12,592)
                                                                  =======       =======       =======       =======


*  Reclassified.

The accompanying notes are an integral part of the financial statements.

                                                                 Elscint Limited
                                                        and subsidiary companies

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

ADJUSTED TO THE NIS AS OF DECEMBER 2002

 (B)   ACQUISITION OF INITIALLY - CONSOLIDATED SUBSIDIARY

       In April 2001, the company, through its wholly-owned subsidiary, achieved actual control in Bucuresti (until that date the investment in Bucuresti was presented on cost basis).

       Assets and liabilities of the subsidiary company at the date of initial consolidation are as follows:

                                                                   ADJUSTED NIS
                                                                    (THOUSANDS)
                                                                   ------------
Deficit in working capital (excluding cash), net                           820
Investments on cost basis                                              132,211
Fixed assets, net                                                     (169,578)
Deferred income tax liability                                           13,363
Minority interest                                                       26,783
                                                                      --------
                                                                         3,599
                                                                      ========






The accompanying notes are an integral part of the financial statements.

                                                                 Elscint Limited
                                                        and subsidiary companies
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

ADJUSTED TO THE NIS AS OF DECEMBER 2002

                                                                                                             CONVENIENCE
                                                                                                             TRANSLATION
                                                                                                               (NOTE 2A)
                                                                                                            ------------
                                                                       YEAR ENDED DECEMBER 31,              DECEMBER 31,
                                                                       -----------------------                      2002
                                                                   2002      *   2001      *   2000         ------------
                                                                   ----      --------      --------                U.S.$
                                                                        ADJUSTED NIS (THOUSANDS)             (THOUSANDS)
                                                                   --------------------------------         ------------
(C)    SUPPLEMENTAL SCHEDULE OF NON-CASH
       TRANSACTIONS AND INVESTING ACTIVITIES

  Purchase of fixed assets against
   increase in accounts payable                                  34,973         14,048          7,935              7,383
                                                                 ======         ======          =====              =====

  Purchase of other assets against
   increase in accounts payable                                   1,250              -              -                264
                                                                 ======         ======          =====              =====
  Sale of affiliated company against
    decrease in accrued liability                                     -         13,382              -                  -
                                                                 ======         ======          =====              =====
  Investment grant receivable in respect
    of fixed assets                                               5,366              -              -              1,133
                                                                 ======         ======          =====              =====
  Purchase of venture capital investments shares
    against disposal of long term loan                            3,006              -              -                635
                                                                 ======         ======          =====              =====
  Deposits from renters against
    increase in accounts receivable                                 207              -              -                 44
                                                                 ======         ======          =====              =====

    * Reclassified.

The accompanying notes are an integral part of the financial statements.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - GENERAL

 A. The Company and its subsidiaries has been engaged at the balance-sheet date, directly and through its investees, in Israel and abroad, in the following areas:

          - Ownership, management and operation of hotels, mainly through the Park Plaza network, primarily in major European cities (See Note
             19).

          - Establishing an entertainment and commercial center at the Herzliya Marina (See Note 29.C).

-        Investments in the Bio-Medical field.

 B. Until 2002, the Company and its subsidiaries were engaged in the production of sub-assemblies and components, mainly for medical imaging equipment.

          Upon completion of the transaction described in Note 31 the activity of the Company in the sub-assemblies and components segment, in particular, and in the medical imaging area, in general has been discontinued. As a result, the assets and liabilities which relate to the discontinuing operation, were included in separate categories in the balance sheet "assets/liabilities relating to discontinuing operation". In addition, the transactions and cash flows relating to the aforesaid operation were included in a separate category in the statement of operations "income from discontinuing operation" and in the statement of cash flows "cash flows related to discontinuing operation", respectively. The comparative figures for prior years were reclassified in order to reflect therein, retroactively, for all reported years, presentation of the assets, liabilities, revenues expenses and cash flows, which relate to the discontinuing operation, separate from those which relate to the continuing operations.

 C. The shares of the Company are registered for trade on the New York Stock Exchange.

 D.       DEFINITIONS

         (1)      THE COMPANY - Elscint Ltd.  and its investee companies.

         (2) SUBSIDIARIES - companies in which the Company holds more than 50% of the voting rights or of the rights to appoint directors (other than cases in which control is deemed temporary).

         (3) PROPORTIONATELY CONSOLIDATED SUBSIDIARIES - companies and joint ventures (including partnerships) held by the Company, together with other entities, among which there is a contractual agreement for joint control, according to which resolutions vital to the joint venture would be made jointly and with the consent of all shareholders and whose financial statements are (directly or indirectly) consolidated with those of the Company by the proportionate consolidation method.

         (4) AFFILIATES - companies in which the Company's (direct or indirect) rights entitle it to exercise significant influence on their financial and operating policies and which have been included on the basis of the equity method, in accordance with the principles established by Opinion No. 68 of the Institute of Certified Public Accountants in Israel ("the Institute") and which are not fully or proportionately consolidated.

         (5) INVESTEE COMPANIES - consolidated subsidiaries, proportionately consolidated subsidiaries and affiliates (major investee companies are presented in the appendix to the financial statements).

         (6) VENTURE - CAPITAL INVESTMENTS - companies, which at the time of the Company's investment therein, are mainly engaged in R&D of new knowledge-intensive products or product in progress. The investment in which constitutes above-average risk and at least 90% of their financing originates from shareholders capital, support of government agencies or investment grants.

         (7)      PARENT COMPANY - Elbit Medical Imaging Ltd. ("EMI")

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1 - GENERAL (CONT'D)

 D.       DEFINITIONS (CONT'D)

         (8) EUROPE ISRAEL GROUP - Europe Israel (M.M.S.) Ltd. ("EIL"), the controlling party in EMI, and its investee companies.

         (9) CONTROL CENTERS - Control Centers Ltd. the controlling party in EIL.

         (10) CONTROL CENTERS GROUP - Control Centers and its investee companies.

         (11) B.H. - Bea Hotels N.V., a company incorporated in Holland which holds the hotel division.

         (12) RELATED PARTIES - as defined in Opinion No. 29 of the Institute, including interested parties as defined in the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

         (13)     ADJUSTED FINANCIAL STATEMENTS - as described in Note 2.A.

         (14)     SALE TRANSACTION - as described in Note 31.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

 A.       FINANCIAL STATEMENTS IN ADJUSTED VALUE

         (1)      GENERAL

                  The financial statements are presented on the basis of the historical-cost convention in New Israeli Shekels ("NIS") of constant purchasing power (NIS of December 2002) ("Adjusted Financial Statements") in accordance with Israeli GAAP.

                  The Company maintains its accounting records on a current basis in nominal NIS, which have been adjusted to NIS of constant purchasing power in accordance with Opinion No. 36 of the Institute. Until September 30, 1999, the functional currency of the Company was the U.S.$. Due to a change in circumstances and in the Company's main activities, as outlined in Note 1 above, it was determined that the NIS is the functional currency starting October 1, 1999. The financial statements as of September 30, 1999 were, therefore, adjusted on the basis of the exchange rate of the U.S.$ in effect at that time and, since then, to the changes in the Israeli consumer-price index ("CPI").

                  The term "cost" in the financial statements refers to adjusted cost, unless otherwise stated. Comparative figures for the previous periods, have been adjusted to NIS of December 2002.

                  The adjusted financial statements as of December 31, 2002 and for the year then ended have been translated into U.S.$ using the representative exchange rate as of that date (U.S.$ = NIS 4.737). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

 A.       FINANCIAL STATEMENTS IN ADJUSTED VALUE (CONT'D)

         (2)      PRINCIPLES OF ADJUSTMENTS

                  BALANCE SHEET
                  The  balance-sheet   items  have  been  adjusted  as  follows:
                  Non-monetary items have been adjusted according to the changes in the exchange rate of the U.S.$ from date of acquisition up to September 1999 and from that date (or the acquisition date
                  - the later of the two) up to the balance-sheet date - based on the changes in the CPI. Monetary items (representing amounts receivable or payable at stated values or reflecting realizable values) are presented in the balance sheet at their nominal values.

                  The value of investments in investee companies and minority interest in consolidated subsidiaries have been determined on the basis of the adjusted financial statements of these companies. The adjusted amounts of non-monetary assets do not necessarily represent realizable or real economic value, but only the original values adjusted for the changes in the purchasing power of the currency of measurement.

                  STATEMENT OF OPERATIONS
                  The components of the statement of operations have been adjusted as follows: Income and expenses (other than those stemming from non-monetary items and except for financing) relating to transactions carried out during the period - revenues, cost of revenues, labor costs, etc. - have been adjusted, on a monthly basis at the time the related transactions were carried out, based on the changes in the CPI. The inflationary adjustment of monetary balances relating to the aforesaid transactions has been included in financing income or expenses as applicable. Income and expenses stemming from non-monetary items (such as depreciation and amortization) and the items relating to balance sheet accruals have been adjusted on the basis of specific indices concurrent to the adjustment of the corresponding balance-sheet item.

                  The erosion of tax advances, net of refunds claimed, is included in current income taxes.

                  The Company's share in earning of affiliated companies as well as that of the minority interest in the results of investee companies has been determined on the basis of their financial statements. Net financing reflects financial expenses, net of financial income in real terms (such as interest on loans and short-term borrowings) as well as the inflationary erosion of monetary items stemming from transactions included in the statement of operations and gains or losses from marketable securities.

                  INVESTEE COMPANIES OPERATING ABROAD
                  Investee companies operating abroad and constituting "autonomous entities" prepare their financial statements in accordance with the principles established in Opinion No. 36 of the Institute in the currency of their country of residence, which is their functional currency. The financial statements of these companies were translated to NIS, subsequent to their adjustment to the CPI in their country of residence, according to the exchange rate in effect on the balance-sheet date. Differences arising between the adjustment of the Company's investment amount in the investees (including monetary balances of a capital nature) on the basis of the changes in the Israeli CPI, and the adjustment of the Company's share in the shareholders' equity of these investees, based on the changes in the exchange rate of the local currency against the NIS and the local CPI, are included in "foreign exchange translation differences of foreign investees" in shareholders' equity. Financial differences arising from loans in foreign currency used for the financing of investments in foreign autonomous entities as well as income taxes relating to such differences have also been included in that component of shareholders' equity.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

 A.       FINANCIAL STATEMENTS IN ADJUSTED VALUE (CONT'D)

         (2) PRINCIPLES OF ADJUSTMENTS (CONT'D)

                  Investee companies operating abroad and constituting an extension of the Company (as defined in Opinion No. 36 of the Institute) prepare their financial statements in foreign currency. The financial statements of these companies were translated to NIS, with non-monetary balance-sheet items translated  by  historical  exchange  rates and adjusted up to
                  September 1999 based on the dollar's exchange-rate differences, and from then on (or from date of acquisition - the later of the two) adjusted to changes in the CPI. Monetary balance-sheet items were adjusted on the basis of the exchange rate in effect on the balance-sheet date. The statement-of-operations items were adjusted from date of transaction to the CPI. Differences arising from these translations are included in financial expenses.

B.        PRINCIPLES OF CONSOLIDATION

          The financial statements include the accounts of the companies in which the Company has control. Jointly controlled companies have been included on the basis of the proportionate-consolidation method. Material inter-company balances and transactions among the Group companies have been eliminated in the consolidation. The excess of cost of the Company's investments in consolidated subsidiaries which is not related to identifiable assets and liabilities ("Goodwill"), is included in "Intangible assets and deferred charges, net" and is amortized by the straight-line method over a period of ten years.

          The excess of cost of investments allocated was apportioned to assets and liabilities, to relevant items in the balance sheet.

C.        CASH AND CASH EQUIVALENTS

          Cash equivalents include unrestricted liquid deposits with an original maturity not exceeding three months.

D.        SECURITIES

          Investments in marketable securities, designated by management for sale in the short term, are included in current assets at their market value at the balance-sheet date. Changes in the value of such securities are included in the statement of operations as incurred.

          Investments in securities not designated by management for sale in the short term, and which are not part of the Company's liquid resources are presented at cost except when a provision has been made for a decline in value not of a temporary nature.

E.        ALLOWANCE FOR DOUBTFUL DEBTS

          The allowance has been determined on specific balances, the collection of which - in the opinion of management - is doubtful. In determining the fairness of the allowance Management based itself, on informaton at hand about debtors' financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

F.        INVENTORIES

          Inventory is stated at the lower of cost or market value. Cost is determined as follows:

          1.   Hotel   inventories   (including  food,   beverages  and  current
               operating supplies) - by the first-in first-out ("FIFO") method.

          2.   Inventory included in discontinuing operation (see Note 31):

                - Raw materials and spare parts - on a "moving average" basis.

                - Finished  products  and  work in  process  - on the  basis  of production cost, which includes the cost of materials, labor cost and indirect manufacturing expenses.

G.        INVESTMENTS IN AFFILIATED COMPANIES

          Investments in affiliated companies are presented in the Company's financial statements by the equity method. The calculation of the Company's share in the shareholders' equity of investee companies takes into account losses (if any) from the anticipated exercise of convertible securities or rights to shares which were issued by such investee companies, if their conversion or exercise is probable.

          The excess of the investment's cost over the Company's share in the fair value of the investees' net identified assets at acquisition or at the date the investee initially treaded under equity method, is recorded as goodwill and amortized over its estimated economic benefit period (10 years).

 H.       VENTURE - CAPITAL INVESTMENT

          Investments of consolidated subsidiaries constituting venture-capital funds in "venture-capital investments", as defined by Standard No. 1 of the Israeli Accounting Standards Board, have been included on the basis of cost which - in the opinion of management - does not exceed their fair value.

 I.       FIXED ASSETS

          (1) The assets are stated at cost, after deduction of related investment grants.

          (2) The cost of the land and building construction includes costs in respect of which the Company's commitment had been crystallized up to each financial statement date (i.e., all major conditions required for the conclusion of the commitment and its implementation had been fulfilled) and its amount determined. Amounts not yet paid by the balance-sheet date are, therefore, presented as a liability.

          (3) Improvements and renovations are capitalized. Maintenance and repair expenses are charged to operations as incurred.

          (4) Financial expenses in real (non-inflationary) terms, in respect of borrowings used for construction (including the acquisition of the related land) as well as direct supervision and construction costs incurred in the pre-operating period, have been capitalized to the cost of the buildings. As for the capitalization of borrowing costs - see item N below

          (5) Regarding fixed assets acquired from companies having controlling interest in the Company - see item S below.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES  (CONT'D)

          I.   FIXED ASSETS (CONT'D)

          (6) Depreciation is computed by the straight-line method at annual rates considered sufficient to depreciate the assets over their useful lives. Leasehold improvements are amortized over the estimated useful period, which does not exceed the leasing period. Annual depreciation rates follow:

                                                                                                       %
            Freehold Land                                                                              0
            Leasehold land                                                                    Over leasing period
            Buildings                                                                               2 - 2.5
            Hotels                                                                                    1.5
            Hotels operating systems                                                               7 average
            Leasehold improvements                                                                  10 - 33
            Furniture, equipment, vehicles and computers (included in sundry)               10 - 33 (mainly 10-20)

J.        OTHER ASSETS AND DEFERRED EXPENSES

          (1) PRE-OPENING HOTEL EXPENSES

              Pre-opening expenses of a hotel (mainly - employee training, testing of hotel systems and preparation of the hotel for opening) are stated at cost and are amortized over a three-year period from commencement of operations.

         (2) EXPENSES FOR OBTAINING LOANS

              Expenses incurred in obtaining loans are capitalized as incurred and are included in the statement of operations over the loans' period of benefit and in relation to their balance.

         (3)  PROJECT DEVELOPMENT COSTS

              Operating expenses relating to initiation activities (prior to the finalization of the land acquisition, etc.) are capitalized as incurred, when the property acquisition is probable, and are charged to the cost of the real estate project upon execution of the transaction, otherwise these expenses are charged to the statement of operations.

         (4) COST OF OBTAINING LONG-TERM LEASES

              Expenses  for  obtaining   long-term  leases  are  capitalized  as
              incurred and are charged to operations over the lease period.

K.        LONG-TERM RECEIVABLES AND LIABILITIES

         (1) Long-term loans for a fixed period, which do not bear stated interest or interest rate lower than the market interest, when the difference between the adjusted value of the balances and their present value is material, are stated at present value (discounted at market interest rates in effect for similar loans). The effective interest is charged to operations over the term of the loan.

         (2) Short-term supplier credit and other liabilities, as well as short-term bank borrowings used for establishing hotels and whose repayment sources are anchored in long-term financing agreements with financial institutions, have been included as long-term liabilities, with related repayment schedules included in accordance with those of the corresponding long-term loans, as stipulated in the relevant agreements with the financing bodies.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES  (CONT'D)

L.        INCOME TAXES

          Deferred taxes are calculated in respect of temporary differences between income and expenses included in the financial statements and for tax purposes, in respect of the difference between the adjusted value of non-monetary depreciable assets (except for buildings) and the amount allowed for tax purposes, as well as in respect of tax losses carried forward. Deferred taxes are computed based on the tax rates expected to be in effect when they are realized, to the extent they are known at the financial statements preparation date. The Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value.

          The deferred taxes do not include taxes which would have been applicable in case of future realization of investments in consolidated subsidiaries, or upon the receipt of retained earnings as dividends, since for some, the receipt of dividends and/or earnings arising from their sale is tax-exempt and, for others, management's policy is not to sell and/or distribute earnings as a dividend or in any other manner in the foreseeable future in a manner that would create a material additional tax liability for the Company.

M.        REVENUE RECOGNITION

          - Revenue from hotel operations - is recognized upon performance of the service.
          - Revenues from contractual work - are reported by the "percentage of completion" method, in accordance with Standard No. 4 of the Israeli Accounting Standards Board. The completion rate determined by the proportion of the costs incurred to the total estimated cost, based on an evaluation made by the Company's engineers. The cost of long-term projects in progress includes direct costs and the allocated indirect expenses. Differences in estimates emerging at the stage of invoice approving are reflected in the year determined. Expected losses are provided for in full.
          - Revenue from the sale of sub-assemblies included in discontinuing operation - was recognized upon shipment. Provisions for related product and systems warranties were computed on the basis of past experience.

 N.       CAPITALIZATION OF FINANCE COSTS

          The Company capitalizes borrowing costs in accordance with Standard No. 3 of the Israeli Accounting Standards Board; accordingly, both specific and non-specific borrowing costs are capitalized to qualified assets (assets in preparation or under construction not yet in designated use and whose preparation for this purpose requires a prolonged period of time). Non-specific borrowing costs are capitalized to these qualified assets or to that portion not financed by that specific borrowing by using a rate constituting a weighted average of the expenses in respect of the Company borrowing sources not specifically capitalized.

O.        EARNINGS (LOSS) PER SHARE

          Earnings (loss) per share have been computed in accordance with Opinion No. 55 of the Institute based on the weighted - average number of paid-up shares outstanding during the year. The number of shares used for the computation of basic earnings (loss) per share take into account options or other rights to shares (including shares which issued against non-recourse loans), in respect of which a realization may reasonably be assumed. Fully diluted earnings (loss) per share take into account securities excluded from the basic earnings (loss) per share computation if their effect is dilutive. Net income used in the computation of earnings (loss) per share has been adjusted for "notional interest" resulting out of such option or other rights to shares exercised, whereas these securities had been taken into account in the number of shares.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES  (CONT'D)

P.        DIVIDEND

          Cash dividend paid to directors and employee' incentive shares during the term of a non-recourse loan is accounted for as additional compensation cost, and charge to the statement of operation.

Q.        FINANCIAL INSTRUMENTS

          The fair values of financial instruments (bank deposits, marketable securities, long-term liabilities and other working capital items) are principally determined by Management based upon the present value of the expected cash flows from their realization, which do not materially differ from their book value. The financial instruments are presented in the financial statements at their book value as of the balance sheet date. Financial instruments which their book value, differ from the fair value are presented in Note 30.

R.        DERIVATIVE FINANCIAL INSTRUMENTS

          Derivative financial instruments not held for hedging are stated at an estimate of their fair value. Changes in their fair value during the reporting period are included in the statement of operations.

S. PRESENTATION OF TRANSACTIONS BETWEEN THE COMPANY AND THE CONTROLLING SHAREHOLDER

          Investments in investees, acquired from companies that are controlling shareholders of the Company, are included according to their adjusted value on the books of the transferring companies immediately prior to acquisition, in accordance with the Securities Regulations
          (Presentation of Transactions Between a Company and its Controlling Party in the Financial Statements), 1996. The difference between the price paid for that investment and the transferor's book value is recorded directly to shareholders' equity.

T.        RISKS AND UNCERTAINTY ASSOCIATED WITH THE USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires of Group companies' managements to make estimates and assumptions affecting the reported balance-sheet amounts of assets and liabilities. These estimates and assumptions also affect disclosure of contingent assets and liabilities at the issuance date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual data and operating results may differ from these estimates.

U.        DISCONTINUING SEGMENT

          Discontinued segment is disclosed according to Israeli Accounting Standard No. 8, regarding discontinued operations.

V.        SEGMENT REPORTING

          Segment reporting is disclosed according to Israeli Accounting Standard No. 11. The standard requires disclosure about operating segments and geographic segments, the standard defines specific guidance for identifying the segments.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

W.        IMPAIRMENT OF LONG-LIVED  ASSETS  AND INVESTMENTS

          The Company examines the need for a computation of assets impairment, based on the future non-discontinued cash flows anticipated from using the assets, according to the practice acceptable in Israel, which is based on the American standard SFAS 121, "Accounting for the
          Impairment of Long-Lived Assets and Long-Lived Assets to be disposed of." However, according to the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel ("Opinion 68"), if there is a decline in the fair value (not of a temporary nature) of an investment in an investee company (including subsidiaries), a provision for the decline in value is provided. If the investee company is a foreign autonomous entity the provision provided is charged directly against any credit balance of cumulative foreign currency translation adjustment, previously recorded in respect of this investment . The excess of the required provision over the balance of the cumulative foreign currency translation adjustment is charged to the statement of operations. The provision provided, is attributed, in the consolidated financial statement of the Company, to the subsidiary's assets value. See also sub section X.3. Below

X.        IMPLEMENTATION OF RECENTLY ISSUED ACCOUNTING STANDARDS

          1. In July 2001, the Israel Accounting Standard Board ("The Board") published the following two Standards:

          (a) Accounting Standard No. 12 - Discontinuance of Adjustment of Financial Statements. Pursuant to this standard, the adjustment of financial statements was to have been discontinued as of January 1, 2003. In December 2002, the Israel Accounting Standards Board published Standard No. 17 which postponed the implementation of Standard No. 12 until January 1, 2004. Therefore, the adjustment of the financial statements will be discontinued as of January 1, 2004.

               The Company will continue preparing adjusted financial statements in accordance with Opinion 36 of the Institute of Certified Public Accountants in Israel until December 31, 2003. The adjusted amounts to be included in the financial statements as of December 31, 2003 will constitute the starting point for the nominal financial statements as of January 1, 2004.

          (b) Accounting Standard No.13 - Effect of Changes in the Rates of Exchange of Foreign Currency. This standard deals with translation of transactions in foreign currency and translation of financial statements of outside activities for the purpose of their inclusion in the financial statements of the reporting entity, and supersedes the provisions of Clarifications 8 and 9 to Opinion 36 which will be discontinued upon the entry into effect of Accounting Standard No. 12 described above.

               Implementation of Standards No. 12 and No. 13 may have a significant effect on the Company's financial statements. The extent of the effect will depend upon the rate of inflation, the changes in the exchange rate, the composition of the assets and the Company's sources of financing.

          2. In August 2002, The Board published accounting Standard No. 14 - Financial Reports for Interim Periods. The standard provides the minimum content of financial reports for interim periods, including the required disclosures in the notes, and also, details the accounting rules for recognition and measurement which are to be applied in interim financial statements. This accounting standard applies to financial statements for periods beginning on January 1, 2003.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

X.        IMPLEMENTATION OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT'D)

          The restatement of comparative figures for interim periods prior to the effective date of the standard in not required. Nevertheless, if the financial statements include comparative figures for prior interim periods, which are not in accordance with the terms of this standard, the main differences between the guidelines in this standard and those reflected in the comparative figures should be included in the notes to the financial statements. At this stage, it is not possible to estimate the effects of this standard on the interim financial statements.

          3. In February 2003, the Israeli Accounting Standards Board published Accounting Standard No. 15 - Decline in the Value of
               Assets. The standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the standard provides rules for presentation and disclosure with respect to assets whose value has declined.

               The  Standard   applies  to  financial   statements  for  periods
               beginning January 1, 2003. The standard provides that in most cases the transition will be effected by means of the "from here on" method, however a loss from decline in value of an assets, in the amount of the difference between the book value on the commencement date of the standard and the recoverable amount as at that date, shall be charged to the statement of operations in the category "cumulative effect as at beginning of the year of change in accounting method" if and only if, the said loss was not recognized in the past solely due to the fact that the net non-discounted future cash flows were greater than the books value. When this standard becomes effective the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel will change, so that if there is a decline in value of an investment in an autonomous foreign investee, the capital reserves from foreign currency translation adjustments will not be posted to the statement of operations when an impairment loss is recognized (see Note 2.W).

               The companies in the Group are examining the recoverable value of certain assets owned by them and the consequence of implementing for the first time the provision of the Standard on the results of their operations for the first quarter of 2003. Nevertheless, the companies' managements estimate at the time of approving the financial statements, that no provisions for a decline in the value of the assets / investments for significant amounts in the first quarter of 2003 is required and therefore no significant costs in the statement of operations for that period will result due to the implementation for the first time of this Standard.

Y.        RATE OF EXCHANGE AND LINKAGE BASE

          Assets and  liabilities  in foreign  currency  or linked  thereto  are stated on the basis of the exchange rate prevailing on the balance-sheet date. Balances linked to various indices are stated on the basis of the contractual linkage terms of each linked asset or liability.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Y.        RATE OF EXCHANGE AND LINKAGE BASE (CONT'D)

         (1) Following are details of consumer-price indices and exchange rates of foreign currencies of countries in which the Company is active:

                                                                                             DECEMBER 31
                                                                                             -----------
                                                                                         2002            2001
                                                                                         ----            ----
                  CPI - IN POINTS
                  ---------------

                  Holland                                                                121.2          117.4
                  Hungary                                                                408.6          389.2
                  England                                                                178.5          173.4
                  Belgium                                                                111.0          109.6
                  Romania                                                                153.5          130.3
                  Israel                                                                 115.1          108.1

                  NIS EXCHANGE RATE
                  -----------------
                  U.S.$                                                                  4.737          4.416
                  Pound Sterling                                                         7.633          6.400
                  Euro                                                                   4.970          3.907
                  1000 Hungarian forint                                                 21.066         15.860
                  1000 Romanian Lei                                                      0.142          0.140


         (2) Following are details of the changes in the CPI and the exchange rates of foreign currencies in the countries in which the Company is active (in %):

                                                                               YEAR ENDED DECEMBER 31
                                                                               ----------------------
                                                                       2002             2001           2000
                                                                       ----             ----           ----
                                                                         %               %               %
                                                                         -               -                -
                  Israeli CPI                                         6.49             1.41            0.00
                  U.S.$ exchange rate                                 7.27             9.28           (2.70)


                                                                               YEAR ENDED DECEMBER 31
                                                                               ----------------------
                                                                       2002             2001            2000
                                                                       ----             ----            ----
                                                                         %               %                %
                                                                         -               -                -
                                                                                   CHANGES IN THE CPI
                                                                                   ------------------
                  Holland                                             3.24             4.45            2.89
                  England                                             2.94             1.28            2.33
                  Belgium                                             1.37             2.18            2.49
                  Hungary                                             5.00             6.90           10.13
                  Romania                                             17.80           30.30

                                                                              CHANGES IN NIS EXCHANGE RATE
                                                                              ----------------------------

                  Pound sterling                                       19.27            6.10          (10.12)
                  Euro                                                 27.18            3.84           (9.87)
                  Hungarian forint                                     32.82           11.70          (13.41)
                  Romanian Lei                                         1.43           (11.40)

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - CASH AND CASH EQUIVALENTS


Consist of the following:
                                                                                          DECEMBER 31,      DECEMBER 31,
                                                                                          ------------      ------------
                                                                                                  2002              2001
                                                                                           ADJUSTED NIS (THOUSANDS)
                                                                                           ------------------------
In Israeli currency (i)                                                                          8,617            26,072
In foreign currencies (ii)                                                                      84,335           267,836
                                                                                                ------           -------
                                                                                                92,952           293,908
                                                                                                ======           =======

(i) Bearing interest of 7.2%-8.4%.

(ii) Mainly in U.S.$, bearing interest of 0.3%-2.5%.

NOTE 4 - SHORT-TERM INVESTMENTS AND DEPOSITS

Consist of the following:
                                                                                          DECEMBER 31,      DECEMBER 31,
                                                                                          ------------      ------------
                                                                                                  2002              2001
                                                                                           ADJUSTED NIS (THOUSANDS)
                                                                                           ------------------------

Deposits in banks (i)                                                                          155,362            86,108
Current maturities of long-term bank deposits                                                        -            65,839
Marketable securities                                                                            2,143             2,696
Others                                                                                               -                32
                                                                                               -------           -------
                                                                                               157,505           154,675
                                                                                               =======           =======

(i)      Mainly in U.S.$, bearing interest of 0.7% - 1.4%.


Regarding pledging, see Note 20.

NOTE 5 - ACCOUNTS RECEIVABLE - TRADE, NET

Consist of the following:
                                                                                          DECEMBER 31,      DECEMBER 31,
                                                                                                  2002              2001
                                                                                          ------------      ------------
                                                                                             ADJUSTED NIS (THOUSANDS)
                                                                                             ------------------------

 Accounts receivable                                                                          24,029            18,846
 Allowance for doubtful debts                                                                 (5,025)           (4,045)
                                                                                              ------            ------
                                                                                              19,004            14,801
                                                                                             =======           =======

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6 - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

Consist of the following:

                                                                                          DECEMBER 31,      DECEMBER 31,
                                                                                                  2002              2001
                                                                                          ------------      ------------
                                                                                             ADJUSTED NIS (THOUSANDS)
                                                                                          ------------------------------
 Government institutions                                                                         6,946             6,043
 Related parties                                                                                 5,737             7,391
 Prepaid expenses                                                                                3,517             1,933
 Advances to suppliers                                                                             474                54
 Accrued interest                                                                                  129               308
 Sundry                                                                                          4,954             5,597
                                                                                                ------            ------
                                                                                                21,757            21,326
                                                                                                ======            ======

NOTE 7 - INVESTMENTS, LOANS AND LONG TERM RECEIVABLES, NET

 Consist of the following:

                                                                                          DECEMBER 31,      DECEMBER 31,
                                                                                                  2002              2001
                                                                                          ------------      ------------
                                                                                             ADJUSTED NIS (THOUSANDS)
                                                                                          ------------------------------

 Deposits in banks (i)                                                                         265,703           332,439
 Long-term loans receivable (ii)                                                                40,997            40,085
 Accounts receivables - trade                                                                      864               882
                                                                                               -------           -------
                                                                                               307,564           373,406
 Investment in parent company marketable securities - at cost                                   41,064            41,064
 Investment in shares - at cost                                                                  3,684             3,684
 Deffered income taxes                                                                          11,097            10,216
 Others                                                                                            270                 -
                                                                                               -------           -------
                                                                                               363,679           428,370
 Less: Current maturities                                                                            -           (65,839)
 Less: Allowance for doubtful debts of loans receivable                                        (11,199)           (4,541)
                                                                                               -------           -------
                                                                                               352,480           357,990
                                                                                               =======           =======

(i)      Mainly in U.S.$, bearing interest of 1.43%.

         Deposits pledged as security for the repayment of loans obtained by Group companies and/or to secure guarantees provided by them in favor of third parties have been included as amounts due concurrent to the loan repayment dates or release of guarantees for which they had been pledged.

(ii)     The long-term loans receivable consist of the following:

          a) Loan to a formerly affiliated company, stated at present value, in the amount of NIS 13,605 thousands (2001 - NIS 11,810 thousands), linked to the Israeli CPI and bearing no interest. The loan should be repaid out of the formerly affiliated company profits, but not later then October 30, 2005.

          b) Loans to the management company or companies under its control. A loan in the amount of NIS 7,901 thousand will be linked to the dollar, bear annual interest at the rate of Libor+1% and be repayable on December 31, 2006. A loan in the amount of NIS 15,699 thousand is exercisable into shares (see Note 20.A.6). In the event that B.H. decides not to exercise the option the linkage, interest and repayment terms described above will apply to the loan. Amounts payable to the management company by the Group companies with respect to its rights in their hotels (see Note 19.C), except for management fees of the hotels (see Note 20.A.7) will serve as security for repayment of the loans. B.H. did not receive any additional security in respect of the above mentioned loans.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 7 -  INVESTMENTS, LOANS AND LONG TERM RECEIVABLES, NET (CONT'D)

          c) Other loans in the amount of NIS 3,792 thousands (2001 - NIS 4,651 thousands).

(iii)    The aggregate maturities as of December 31, 2002, are as follows:

                                                                 ADJUSTED NIS
                                                                 (THOUSANDS)
                                                                 ------------
        2003                                                               -
        2004                                                           1,500
        2005                                                          13,823
        2006                                                             234
        2007                                                           8,151
        With no maturity date                                        283,856
                                                                     -------
                                                                     307,564
                                                                     =======

NOTE 8 - INVESTMENTS IN AFFILIATED COMPANY

         Consist of the following:

                                                                                          DECEMBER 31,      DECEMBER 31,
                                                                                                  2002              2001
                                                                                          ------------      ------------
                                                                                              ADJUSTED NIS (THOUSANDS)
                                                                                          ------------------------------
          Cost of shares                                                                      35,734                  -
          Equity in net loss                                                                  (2,902)                 -
          Foreign currency translations                                                         (322)                 -
                                                                                              ------             ------
                                                                                              32,510                  -
                                                                                              ======             ======
          Goodwill, net of amortization, included above                                       15,618                  -
                                                                                              ======             ======


         (1)  GAMIDA CELL LTD. (GAMIDA)

              The Company, through a wholly owned subsidiary Elscint Biomedical ("Bio") holds 37.1% of the capital and voting rights in Gamida Cell Ltd. ("Gamida") and the rights to appoint 25% of the members of its Board of Directors.

              Gamida is engaged in the development of technology for multiplying ("expansion") of stem cells harvested from cord blood. The expand stem cells could potentially be used for bone marrow replacement for cancer patients, for genetic therapy, and at a later stage, for the regeneration of organs and tissues.

              The shares held by Bio are partly ordinary shares and partly preffered shares with liquidation preference and anti-dilution rights. Bio has options to be exercised by 2005, to receive an additional 0.7% in consideration for U.S.$ 165 thousand. Should all the securities of Gamida in circulation be exercised, Bio's share in Gamida will decline to 33.6%.

              Subsequent to the balance sheet date Gamida signed a memorandum of understanding with Teva Pharmaceuticals Ltd. ("Teva"), in the framework of which Teva will invest an amount of U.S.$ 3 million in Gamida against an allotment of shares in it at a rate of 9%. Implementation of the investment is subject to signing a detailed agreement between the parties.

              In addition, Gamida signed an additional memorandum of understanding with Teva, in the framework of which Teva was given an option for future cooperation with Gamida, with regard to the technology that Gamida is developing, and subject to conditions agreed between the parties.

         (2) The Company held 49% in Gilbridge Holding Ltd. until October 2001.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - VENTURE - CAPITAL INVESTMENTS

(1)    CONSIST OF THE FOLLOWING:

                                                                                      DECEMBER 31,        DECEMBER 31,
                                                                                              2002                2001
                                                                                      ------------        ------------
                                                                                            ADJUSTED NIS (THOUSANDS)
                                                                                      --------------------------------

          Investment in Gamida Cell Ltd.                                                        -              27,845
          Loans to venture - capital investee                                                   -               1,294
          Others                                                                                -                 379
                                                                                      ------------        ------------
                                                                                                -              29,518
                                                                                      ============        ============

(2) Elscint Biomedical Ltd., a wholly owned subsidiary, ("Bio") was connected with a company controlled by the former CEO ("the CEO"), in an agreement in the context of which the CEO was entitled to shares which represent 2% of the issued and paid-up capital of Bio, in consideration for their par value. Moreover, it was stipulated that investments in venture capital of Bio will be effected in such a way that Bio will invest 92% and the CEO - 8%. To finance his investment, Bio will provide a non-recourse loan bearing interest at a rate of Libor + 1%.

       In the fourth quarter of 2002 Bio and the CEO terminated the employment agreement between them. In the framework of terminating the agreement, the Company purchased the CEO's rights in Bio and purchased the CEO's rights in the venture capital investments owned by him, in consideration for repaying the loans that Bio provided him for their acquisition.

       Concurrently with terminating the employment agreement, the Company's management temporarily postpone implementation of the additional investments in their biotechnology field through Bio. As a result, the Company's management estimates that in accordance with the extent and nature of the present operations, Bio in practice lost at this stage its status as a venture capital fund. Accordingly, it classified Bio's investment in Gamida - as an investment in an affiliated company, and its investments in loans to other venture capital investments - as long-term receivables.

(3) See also Note 8(1).

                                                                 Elscint Limited
                                                        and subsidiary companies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 10 - FIXED ASSETS, NET
A. Consist of the following:

                                                       LANDS AND BUILDINGS
                                        ---------------------------------------------------
                                                  HOTELS
                                        --------------------------
                                                         UNDER      COMMERCIAL                 LEASEHOLD
                                          ACTIVE *    CONSTRUCTION    CENTER       OTHERS     IMPROVEMENTS   SUNDRY        TOTAL
                                        -----------   ------------  ----------   ----------   ------------  ---------    ----------
                                                                          ADJUSTED NIS (THOUSANDS)

COST
Balance at beginning of year **           1,005,611       101,478      334,720       24,782        1,717        6,161     1,474,469
Additions during the year                     5,248        46,849      117,053            -           73          336       169,559
Foreign currency translation adjustments    166,014        22,362            -            -            -            -       188,376
Sales and disposals during the year          (1,980)            -            -            -         (278)      (1,562)       (3,820)
                                        -----------   ------------  ----------   ----------   ------------  ---------    ----------
Balance at end of year (i) (ii)           1,174,893       170,689      451,773       24,782        1,512        4,935     1,828,584
                                        -----------   ------------  ----------   ----------   ------------  ---------    ----------


ACCUMULATED DEPRECIATION AND
AMORTIZATION

Balance at beginning of year **             110,236             -            -        1,826          480        2,057       114,599
Additions during the year                    31,372             -            -          725          153          781        33,031
Impairment (iii)                             23,153         4,400                         -            -            -        27,553
Foreign currency translation adjustment      18,990             -            -            -            -            -        18,990
Sales and disposals during the year          (1,512)            -            -            -         (304)      (1,429)       (3,245)
                                        -----------   ------------  ----------   ----------   ------------  ---------    ----------
Balance at end of year                      182,239         4,400            -        2,551          329        1,409       190,928
                                        -----------   ------------  ----------   ----------   ------------  ---------    ----------
NET BALANCE AT DECEMBER 31, 2002            992,654       166,289      451,773       22,231        1,183        3,526     1,637,656
                                        ===========   ============  ==========   ==========   ============  =========    ==========
NET BALANCE AT DECEMBER 31, 2001 **         895,375       101,478      334,720       22,956        1,237        4,104     1,359,870
                                        ===========   ============  ==========   ==========   ============  =========    ==========


*     Including operating systems.
**    Reclassified.
(i) Including financial expenses capitalized to land and building in the amount of NIS 102,788 thousands (2001 - NIS 75,952 thousands).
(ii) Net of subsidy in respect of investment in Hotels in the amount of NIS 5,366 thousands.
(iii) See Note 19.C.8.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 10 - FIXED ASSETS, NET (CONT'D)

B. Composition of lands and buildings, classified between ownership and leasing rights:

                                                                                    CONSOLIDATED
                                                               --------------------------------------------------------
                                                                                   DECEMBER 31, 2002
                                                               --------------------------------------------------------
                                                                               COMMERCIAL
                                                                               CENTER IN
                                                                  HOTELS       ISRAEL (2)        OTHERS         TOTAL
                                                               ------------    ----------      ---------     ----------
                                                                                 ADJUSTED NIS (THOUSANDS)
                                                               --------------------------------------------------------
       Ownership (1)                                                911,576             -         22,231       945,734
       Leasing rights (1)                                           247,367       451,773              -       703,540
                                                               ------------    ----------      ---------     ----------
                                                                  1,158,943       451,773         22,231     1,649,274
                                                               ============    ==========      =========     ==========

     (1) The rights are mostly recorded in the name of consolidated subsidiaries, which own the rights in the land and, in part, are undergoing various registration proceedings.

     (2) The leasing period extends over 49 years plus a renewal option for an identical period, ending in 2086 and subject to the lessee's fulfillment of the terms of the lease.

  C. During 2002, the Company wrote off fully depreciated assets amounting to NIS 1,562 thousand.

  D. Investments in long term leasing rights in Ma'alot - see Note 20.A.2.

  E. Annual depreciation rates - see Note 2.I.

  F. See Note 20 for information relating to the pledging of fixed assets.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 - OTHER ASSETS, NET

Consist of the following:

                                                                                                  NET BALANCES AS OF
                                                                                             ----------------------------
                                                                        ACCUMULATED      DECEMBER 31,       DECEMBER 31,
                                                          COST         AMORTIZATION              2002               2001
                                                       ----------      ------------      ------------       ------------

                                                                              ADJUSTED NIS (THOUSANDS)
                                                       ------------------------------------------------------------------
Pre-opening hotel expenses                                12,383              6,355             6,028              7,976
Expenses for obtaining loans                                 851                851                 -                253
Project development costs                                  3,981              1,683             2,298              3,227
Cost of obtaining long term leases                         3,908                  -             3,908                471
                                                       ----------      -------------     -------------      -------------
                                                          21,123              8,889            12,234             11,927
                                                       ==========      =============     =============      =============


NOTE 12 - SHORT-TERM CREDITS

Consist of the following:

                                                                         DECEMBER 31, 2002
                                           -------------------------------------------------------------------------------
LINKAGE BASE                               NIS (UNLINKED)        U.S.$           EURO         POUND STERLING       TOTAL
                                           --------------      ---------      ----------      --------------   -----------
INTEREST RATE                                    9%            2.5%-3.8%         5.5%             6.4%-7%
                                           --------------      ---------      ----------      --------------
                                                                      ADJUSTED NIS (THOUSANDS)
                                           -------------------------------------------------------------------------------
Credit from banks                                      20        49,263          174,323             80,583     304,189
Short-term loans                                    9,206       133,494                -             67,353     210,053
                                           --------------      ---------      ----------      --------------   -----------
                                                    9,226       182,757          174,323            147,936     514,242
                                           --------------      ---------      ----------      --------------
Current maturities of
  long-term debts                                                                                                18,032
                                                                                                               -----------
                                                                                                                532,274
                                                                                                               ===========

                                                                         DECEMBER 31, 2002
                                           -------------------------------------------------------------------------------
LINKAGE BASE                               NIS (UNLINKED)        U.S.$           EURO         POUND STERLING       TOTAL
                                           --------------      ---------      ----------      --------------   -----------
INTEREST RATE                                    11%           2.7%-4.4%         5.9%           5.6%-6.3%
                                           --------------      ---------      ----------      --------------
                                                                      ADJUSTED NIS (THOUSANDS)
                                           -------------------------------------------------------------------------------
Credit from banks                                    367              -            1,937            2,939          5,243
Short-term loans                                       -         48,545          146,222          105,088        299,855
                                           --------------      ---------      ----------      --------------   -----------
                                                     367         48,545          148,159          108,027        305,098
                                           --------------      ---------      ----------      --------------
Current maturities of
  long-term debts                                                                                                141,840
                                                                                                               -----------
                                                                                                                 446,938
                                                                                                               ===========
Regarding pledging, see Note 20.


                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - ACCRUED LIABILITIES

Consist of the following:

                                                                                           DECEMBER 31,      DECEMBER 31,
                                                                                                   2002              2001
                                                                                           ------------      ------------
                                                                                              ADJUSTED NIS (THOUSANDS)
                                                                                           ------------------------------
         Employees                                                                               8,955            12,182
         Institutions                                                                           10,540             4,668
         Accrued liabilities in respect of purchase of fixed assets                             37,991             7,407
         Accrued expenses                                                                       21,904            18,120
         Related parties                                                                         5,163             2,779
         Others                                                                                  2,600             3,486
                                                                                           ------------      ------------
                                                                                                87,153            48,642
                                                                                           ============      ============




NOTE 14 - ADVANCE FROM CUSTOMER IN RESPECT OF PROJECT IN PROGRESS, NET

Consist of the following:

                                                                                           DECEMBER 31,      DECEMBER 31,
                                                                                                   2002              2001
                                                                                           ------------      ------------
                                                                                              ADJUSTED NIS (THOUSANDS)
                                                                                           ------------------------------

Advance                                                                                        32,120             32,120
Amount charged to the statements of operations                                                 32,120             30,582
                                                                                           ------------      ------------
                                                                                                    -              1,538
                                                                                           ============      ============


                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - LONG-TERM DEBTS

A.       CONSIST OF THE FOLLOWING:

                                                                                           DECEMBER 31,         DECEMBER 31,
                                                                                                   2002                 2001
                                                                                           ------------         ------------
                                                                                                ADJUSTED NIS (THOUSANDS)
                                                                                           ---------------------------------

         Loans from banks and financial institutions (i)                                        643,759             730,605
         Accounts payable                                                                             -              11,867
         Lease commitments                                                                           14                 666
         Deposit from renters (ii)                                                                2,122                  35
                                                                                           ------------         ------------

         Total                                                                                  645,895             743,173
         Less current maturities                                                                 18,032             141,840
                                                                                           ------------         ------------

                                                                                                627,863             601,333
                                                                                           ============         ============

         (i) Linkage base and interest rates as of December 31, 2002:

                                                                                                                ADJUSTED NIS
                  LINKAGE BASE                                                           INTEREST RATES %         (THOUSAND)
                  ------------                                                           ----------------       ------------

                  U.S.$                                                                             1.43%           260,535
                  EURO                                                                               4.9%           110,325
                  Pound Sterling                                                     LIBOR + 1.25% - 1.4%           269,373
                  S.A. Rand                                                                    PRIME - 1%             3,526
                                                                                                                ------------
                                                                                                                    643,759
                                                                                                                ============

         (ii) See Note 20.A.3.

B. The aggregate maturities of long-term debt as of December 31, 2002, are as follows:

                                                     ADJUSTED NIS
                                                     (THOUSANDS)
                                                   ----------------
         2003                                               18,032
         2004                                               17,976
         2005                                               18,324
         2006                                               18,598
         Thereafter                                        312,430
         Undetermined (i)                                  260,535
                                                   ----------------
                                                           645,895
                                                   ================

     (i) Including a bank loan of NIS 261 million which the Company placed a deposit of equal amount as security. The bank agreed to refrain from any repayment demand so long as a deposit of an identical amount secures the loan.

C. Pledging - see Note 20.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 - LIABILITY FOR EMPLOYEE SEVERANCE BENEFITS, NET

A.       IN ISRAEL:
         The liability of the Group companies for pension contribution plan and severance pay are covered mostly by current deposits to accounts on the employees' behalf at recognized pension and severance-pay funds and/or by acquiring policies from insurance companies. These deposits are not under the custody of management of the Group companies and, therefore, not reflected in the balance sheet. The liability for employee severance benefits included in the balance sheet represents the balance of the liability not covered by the above-mentioned deposits and/or insurance policies.

B.       ABROAD:
         A liability of foreign consolidated subsidiaries for severance pay to their employees, pursuant to the laws of the countries in which these companies reside and the labor agreements in effect, is ordinarily covered by current payments to government agencies with respect to the voluntary or involuntary termination of employment, as well as by regular payments to insurance companies for pension benefits and by the balance-sheet accrual.

NOTE 17 - SHARE CAPITAL

A.       SHARE CAPITAL

         Consist of the following:

                                                 DECEMBER 31, 2002                             DECEMBER 31, 2001
                                    ---------------------------------------------  ------------------------------------------
                                      AUTHORIZED        ISSUED *     OUTSTANDING     AUTHORIZED     ISSUED**    OUTSTANDING
                                    -------------     -----------   -------------  --------------  ----------  --------------

         Number of ordinary
          shares of NIS 0.05
          par value                  24,000,000        17,424,643      16,690,643      24,000,000  17,468,143     16,690,643
                                    =============     ===========   =============  ==============  ==========  ==============


          *    Net of 68,500 incentive shares which were returned to pool.
          **   Net of 25,000 incentive shares which were returned to pool.

B.       INCENTIVE SHARES

         In October  2001,  the  Company  approved  an issuance of up to 850,000 ordinary shares (constituting 5% of the Company's issued and outstanding shares) to directors and employees of the Company, and also employees of the Europe Israel Group which provide services to the Company.
         On December 14, 2001 the Company granted, through a trustee, 365,000, 357,500 and 80,000 shares to directors of the Company, employees of the Company and employees of EIL respectively.
         The vesting of the options will occur ratably over a two or three years period (50% or 33% of the shares will be released at the end of each year) from the allotment date and subject to the recipients' continued employment, however, immediate vesting will arise upon a termination of employment entitling the recipient to severance payment. In consideration of each share, the recipients will pay an amount equal to the closing price of the Company's shares on the last day of trading prior to issuance (NIS 15.65 per share).

         To finance payment of the incentive shares, the Company lent the recipients an amount equal to the full acquisition price of the shares, bearing interest at 6% per annum and repayable after 5 years from the date of grant not eligible for early repayment. This loan is presented offset from the shareholders' equity. The shares will be used as the sole, non-recourse security for repayment of the loan.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - SHARE CAPITAL  (CONT'D)

B.       INCENTIVE SHARES (CONT'D)

         Notwithstanding the foregoing, should a recipient elect to transfer or to sell any portion of the offered shares vested, the recipient will be required to provide, as security for payment of the loan, an interest bearing deposit equaling the portion of the outstanding amount of the loan. Any tax resulting from the interest rate on the loan will be paid by the Company. However, the Company will not pay tax if imposed in respect of the allotment of these shares and their eventual sale to third parties.

         Each of the recipients shall have voting rights only in respect of vested shares. In the event that the Company declares payment of a cash dividend, and on the record date for the payment of such cash dividend, offered shares are held by the trustee for the recipients (including offered shares not yet vested), then the Company shall transfer to the trustee, in favor of the recipients, cash dividends in proportion to the amounts of offered shares held by the trustee in favor of the recipients, after withholding any applicable tax at source. The trustee shall transfer the cash dividends to the recipients pro-rata to their holdings, regardless as to whether their right to receive the offered shares has vested.

         Incentive shares activity during the year is as follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                                              2002                 2001
                                                                          ---------------    --------------
                                                                               NUMBER OF ORDINARY SHARES
                                                                          ---------------------------------

        Balance of incentive shares at beginning of year                         777,500                -
        Granted                                                                        -          802,500
        Returned to pool                                                         (43,500)         (25,000)
                                                                          ---------------    --------------

        Balance of incentive shares at end of year                               734,000          777,500
                                                                          ===============    ==============

        Vested                                                                   296,583                -
                                                                          ===============    ==============

        Not yet vested                                                           437,417          777,500
                                                                          ===============    ==============


C. As for the Company's commitment to maintain a minimal shareholders' equity - see Note 20.A.6.

NOTE 18 - INCOME TAXES

A.       The provision for income taxes (benefits) consist of the following:

                                            YEAR ENDED DECEMBER 31,
                                   -------------------------------------
                                         2002         2001          2000
                                   ----------    ---------     ---------
                                            ADJUSTED NIS (THOUSANDS)
                                   -------------------------------------

         Current                         446        4,831         3,311
         Deferred                     (5,765)         655         1,412
                                   ----------    ---------     ---------
                                      (5,321)       5,486         4,723
                                   ==========    =========     =========

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - INCOME TAXES (CONT'D)

B.       TAX LAWS  APPLICABLE  TO THE MAJOR GROUP  COMPANIES IN THEIR COUNTRY OF
         RESIDENCE

         (1)   ISRAEL

               a. The Company and its Israeli subsidiaries are subject to income tax under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, which introduced the concept of measuring results for tax purposes on a real basis, according to the changes in the CPI.
                  The tax rate applying to companies in Israel - 36%.

               b. During the year 2002, tax reform  legislation was enacted with effect from January1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayer will be taxed on income produced and derived both in and out of Israel. The main provisions of the tax reform that may affect the Company are as follows: 1. Changes in the method of taxation prevailing in Israel regarding the revenues of foreign companies controlled (over 10%) by Israeli residents most of whose revenues are passive revenues, as defined in the law, or most of whose profits result from passive revenues, The tax rate applying to them does not exceed 20%, and over 50% of the means of control in them are held, directly or indirectly, by Israeli residents ("C.F.C"). In accordance with the provisions of the law, the controlling shareholder in such companies which have unpaid profits, as defined in the law, will be seen as if it received its proportional share in these profits as a dividend, and income tax in Israel up to 25% will apply to them.

                  2. Dividend [received in Israel] whose source is revenues produced or accrued outside of Israel and a dividend whose source is out of Israel, will be taxed at a rate of up to 25%. In addition, the law sets forth provisions regarding amounts and rates of tax, in those cases where tax was paid abroad on such revenues.

                  3. As of January 1, 2003 tax will apply on the income of an Israeli resident even if they were accrued or produced outside Israel. Up to the end of 2002 an Israeli resident was liable to tax on such revenues only if received [for the first time] in Israel.

                  4. As of January 1, 2003 the tax rate on capital gains from realizing assets was reduced to 25%. The reduced rate will apply to assets realized as from January 1, 2003 and thereafter and will be calculated as part of the profits relating to the period after that date and up to the date of realization.

               c. Under the Law for the  Encouragement  of Capital  Investments,
                  1959, certain production facilities of the Company related to the discontinuing operation have been granted "Approved
                  Enterprise" ("AE") status. Income derived from such AE was subject to reduced tax rates (up to 25%) for a period of up to 10 years, beginning with the year in which each enterprise first generates taxable income. As the Company sold, the Ma'alot facility, and substantially all of the assets thereof, on December 31, 2002, the period of tax benefits under the law for the Encouragement of Capital Investments, 1959 was expired.

                  The benefits granted under these programs are contingent upon the fulfillment of the conditions stipulated in the law, and the regulations there under and the approval documents based on which the investment had been carried out. In the event of failure to comply with these conditions the benefits may be cancelled, and the Company may be require to refund the amount of benefits, previously received in whole or in part, with the addition of linkage differences and interest.

                  A distribution of cash dividends out of tax-exempt income of the AE would impose on the Company an additional tax of 25% in respect of the amount distributed.

                  The said tax addition has not been included in these financial statements due to the Group's policy to avoid dividend distribution which may result in additional tax to the Group.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - INCOME TAXES (CONT'D)

B. TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE (CONT'D)

          (2) U.S.A

              a. A non-U.S. company may (under certain conditions) be deemed for U.S. income tax purposes as a Passive Foreign Investment Company ("PFIC") on the basis of an "income test" and an "assets test", as determined by the IRS. Once so defined, the U.S. shareholders may be subject to additional taxes upon the distribution of earnings or assets and/or upon their realization of their holdings in such a defined company. As a result of realizing the Company's business and in view of entering into other fields of activities, the management of the Company estimates, on the basis of advice received regarding this matter, that there are indications that under the circumstances the Company is likely not to be considered as PFIC. Nevertheless, there is no certainty that the company's stand will be accepted by the US tax authorities regarding such definition.

                  No final determination has been made regarding any possible effect of the sale of the Company's plant in December 2002, on the current PFIC status of the Company. However the Company believes that no significant impact will result from this transaction.

              b. US tax laws set limitations on the utilization of carry-forward tax losses in companies that have undergone a material change in ownership. Accordingly, if the transfer of the EMI shares to EIL in 1999 is defined as a material change in ownership of the Company, then the ability to utilize the accumulated tax-losses of a U.S. consolidated subsidiary against future income would be limited considerably. No deferred income taxes have been recorded for those accumulated tax losses.

          (3)     HOLLAND

                  a. Corporate tax applicable to companies incorporated in the country - 34.5%.
                  b. Under the "Participation Exemption", a dividend received by a Dutch company in respect of an investment in shares of other companies is exempt from corporate tax in Holland. A capital gain derived upon the sale of the shares of an investee company would be exempt from tax, subject to the fulfillment of the following conditions:
                      (1) The company holds at least 5% of the share capital of the investee.
                      (2) The investing company and the investee are not investment funds as defined by Dutch law.
                      (3)   The investment is not held as inventory.

                      Four additional criteria are required for an exemption in respect of an investment in foreign companies:

                      (1) The profits of the investee must be taxed in its country of residence.
                      (2) The investment is not carried out within the framework of an investment portfolio.
                      (3)   The investee is an active company.
                      (4) A subsidiary acting as the financier must be active and meet additional conditions.

                      Capital losses cannot be offset unless the investee had been liquidated, under certain conditions.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - INCOME TAXES (CONT'D)

B. TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE (CONT'D)

         (4)     JERSEY

                 a. A company with an international commercial activity:

                    - Income from operating activities is subject to tax at the rate of 30%.
                    - Income from international activity (including receipt of dividends) would be taxed at rates ranging from 0.5% to 2%.
                    -    Capital gains would be exempt from tax.
                    - Dividend distributed would be taxed at a rate of 20% subject to international tax treaties.

                 b. A company without an international commercial activity:

                    - Income (if not earned in Jersey), in excess of a fixed annual amount of pound sterling 600 is exempt from tax.
                    - Income derived in Jersey except for bank interest would be taxed at 20%. - Capital gains would be exempt from tax. - A dividend distributed from profits gained in Jersey will be entitled to tax credit of 20%.

         (5)     ENGLAND

                 a. A company resident of England:

                    - Operating income and capital gains would be subject to tax rates ranging from 0% to 32.75%, subject to the level of profitability.
                    - Dividends received from a U.K. resident company are exempt from tax.
                    -    No tax credits are given for dividends distributed.

                 b. A  non-resident  company  having an investment  activity in property in England:

                    - Net rental income from leasing buildings in England would be taxed at 22%.
                    -    Capital gains are exempt from tax.

         (6)     BELGIUM

                 The corporate tax applicable to income of Belgian-incorporated corporation is approximately 34%. Dividend paid out from such income is subject to an additional tax of 25%, other than a dividend received by companies incorporated in Belgium or in the EU, whose holding rate in the Belgian company is at least 25%, subject to international tax treaties.

         (7)     HUNGARY

                 The corporate tax rate applicable to income (including capital gains) of subsidiaries incorporated in the country is 18%. Dividends paid out of these profits are taxed by an additional 20%, subject to the terms of the relevant treaty for the prevention of double taxation. Losses from the third year onward may be offset against taxable income for a period of five years. The losses incurred during the first two years of operation may be carried forward for an unlimited period of time.

         (8)     ROMANIA

                 The corporate income tax rate for resident companies and non-resident entities with permanent establishments in Romania is generally 25%. Capital gains are generally treated as ordinary business income. Dividends paid to resident and non-resident companies are subject to a final withholding tax of 10%, unless reduced double taxation treaty rates apply for non-residents. Losses may be offset against taxable income for a period of five years from the period they incurred.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - INCOME TAXES (CONT'D)

C. RECONCILIATION OF THE THEORETICAL TAX EXPENSE AND THE ACTUAL TAX EXPENSE

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                      ------------------------------------
                                                                                             2002        2001         2000
                                                                                      -----------   ---------   ----------
                                                                                              ADJUSTED NIS (THOUSANDS)
                                                                                      ------------------------------------

         (Loss) income taxes from continuing operations                                 (30,534)      37,477     (26,326)
                                                                                      ===========   =========   ==========

         Statutory tax rate in Israel                                                        36%          36%         36%
                                                                                      ===========   =========   ==========



         Theoretical tax on the above amount                                            (10,992)      13,491      (9,477)
         Adjustment for reduced tax rate in foreign subsidiaries                         (3,085)        (205)        646
         Tax loss carryforwards from prior years for which deferred taxes
           were not created and which were utilized during the current year             (10,045)     (16,960)    (10,545)
         Decrease in taxes resulting from
          permanent differences - net                                                   (22,273)     (28,369)    (16,896)
         Capital gain from sale of investments and assets, net                                -       (3,375)          -
         Increase in taxes, resulting from unrecorded deferred tax, net                  47,814       44,928      50,451
         Differences arising from changes in exchange rates or indexing
           for tax purpose and for the financial statements                              (6,740)      (4,024)     (9,455)
                                                                                      -----------   ---------   ----------

         Total income taxes related to continuing operations                             (5,321)       5,486       4,723
                                                                                      ===========   =========   ==========


                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 18 - INCOME TAXES (CONT'D)

D. (1) Significant components of the Company's net deferred tax assets and liabilities are as follows:

                                                                                             DECEMBER 31,        DECEMBER 31,
                                                                                                     2002                2001
                                                                                             ------------        ------------
                                                                                                 ADJUSTED NIS (THOUSANDS)
                                                                                             --------------------------------
         DEFERRED TAX ASSETS:
         Net operating loss, carryforward                                                        154,231            123,561
         Others                                                                                   37,981             45,153
                                                                                             ------------        ------------

                                                                                                 192,212            168,714
         Valuation allowance for deferred tax assets                                             178,971            155,714
                                                                                             ------------        ------------

                                                                                                  13,241             13,000
         DEFERRED TAX LIABILITY:

         Excess of tax over book depreciation                                                     11,788             20,081
         Timing differences in respect of recognition of finance expenses                          1,299                999
                                                                                             ------------        ------------
         Net deferred tax liabilities                                                             13,087             21,080
                                                                                             ------------        ------------
         NET DEFERRED TAX ASSETS (LIABILITIES)                                                       154             (8,080)
                                                                                             ============        ============



     (2) Deferred taxes are presented in the consolidated balance sheet as follows:

                                                                                             DECEMBER 31,        DECEMBER 31,
                                                                                                     2002                2001
                                                                                             ------------        ------------
                                                                                                  ADJUSTED NIS (THOUSANDS)
                                                                                             --------------------------------
         Within non-current assets                                                                11,097             10,216

         Within non-current liabilities                                                           10,943             18,296



E.       FINAL TAX ASSESSMENTS:

         The Company has received final tax assessments through 1998. Some of the Group companies abroad have received final tax assessments from 1996 to 2001 while some have not yet been assessed since incorporation.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 - BUSINESS SEGMENTS

A.    DATA REGARDING BUSINESS SEGMENTS

                                                       Hotel           Commercial and            Other            Consolidated
                                               --------------------     entertainment     ------------------- ---------------------
                                                                           center
                                                                     -------------------
                                                    2002       2001       2002     2001        2002      2001       2002        2001
                                               ---------  ---------  --------- ---------  --------- --------- ---------- -----------
                                                                             Adjusted NIS (thousands)
   REVENUES                                      210,650   141,898      1,538    10,221          -         -    212,188     152,119
                                               =========  =========  ========= =========  ========= ========= ========== ==========
   Operating income (loss)                            20     4,484       (398)    2,541     (3,931)   (4,056)    (4,309)      2,969
                                               =========  =========  ========= =========  ========= =========
   Unidentifiable expenses                                                                                      (17,361)    (18,470)
                                                                                                              ---------- -----------
   Total operating loss                                                                                         (21,670)    (15,501)
   Finance income, net                                                                                           13,051      66,344
   Other expenses, net                                                                                          (21,915)    (13,366)
                                                                                                              ---------- -----------
   (Loss) income before income taxes                                                                            (30,534)     37,477
   Income taxes                                                                                                  (5,321)      5,486
                                                                                                              ---------- -----------
   (Loss) income after income taxes                                                                             (25,213)     31,991
   The Company's share in
     loss of affiliated companies                      -         -          -         -      2,902     9,899      2,902       9,899
   Minority interest in loss of subsidiary, net                                                                     896       1,313
                                                                                                              ---------- -----------
   Net (loss) income from continuing
     operations                                                                                                 (27,219)     23,405
   Net income from discontinuing operations                                                                      90,693      34,587
                                                                                                              ---------- -----------
   Net income                                                                                                    63,474      57,992
                                                                                                              ========== ==========
   SUPPLEMENTAL INFORMATION

   Identifiable assets                        *1,215,094 *1,051,831  **457,007**337,685     33,882    32,789  1,705,983   1,422,305


   Unallocated assets                                                                                           737,358   1,015,684
                                                                                                              ---------- -----------
                                                                                                              2,443,341   2,437,989
                                                                                                              ========== ==========

   Identifiable liabilities                       53,715    38,991      3,224     9,431        587     2,030     57,526      50,452
   Unallocated liabilities                                                                                    1,364,408   1,377,205
                                                                                                              ---------- -----------
                                                                                                              1,421,934   1,427,657
                                                                                                              ========== ==========

   Capital investments                            52,096   328,546    120,746    75,720      4,893    23,875    177,735     428,141
   Corporate capital investments                                                                                    519       1,411
                                                                                                              ---------- -----------
                                                                                                                178,254     429,552
                                                                                                              ========== ==========

   Depreciation                                   37,286    19,761         11        89         66        65     37,363      19,915
   Impairment (included in other expenses)        16,327         -          -         -          -         -     16,327           -
   Corporate depreciation and amortization                                                                        1,249       2,057
                                                                                                              ---------- -----------
                                                                                                                 54,939      21,972
                                                                                                              ========== ==========


     * Including assets under construction amounting to NIS 161,129 thousand and NIS 91,919 thousand as of December 31, 2002 and December 31, 2001, respectively.
     **   Assets under construction.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 - BUSINESS SEGMENTS (CONT'D)

A.    DATA REGARDING BUSINESS SEGMENTS (CONT'D)

                                                                                COMMERCIAL
                                                                                   AND
                                                                              ENTERTAINMENT
                                                                HOTELS            CENTER          OTHER       CONSOLIDATED
                                                             -------------     ------------    ------------   -------------
                                                                 2000              2000            2000           2000
                                                             -------------     ------------    ------------   -------------
                                                                                   ADJUSTED NIS (THOUSANDS)
                                                             --------------------------------------------------------------
        REVENUES                                                  108,088            20,367             -          128,455
                                                             =============     =============   ============   =============
        Operating income (loss)                                    12,642             2,123          (413)          14,352
                                                             =============     =============   ============

        Unidentifiable expenses                                                                                    (22,746)
                                                                                                              -------------
        Total operating loss                                                                                        (8,394)
        Finance expenses, net                                                                                      (20,599)
        Other income, net                                                                                            2,667
                                                                                                              -------------
        Loss before income taxes                                                                                   (26,326)
        Income taxes                                                                                                 4,723
                                                                                                              -------------
        Loss after income taxes                                                                                    (31,049)
        The Company's share in net
         loss of affiliated companies                                   -                 -         3,302            3,302
                                                                                                              -------------
        Net Loss from continuing operations                                                                        (34,351)
        Net income from discontinuing operations                                                                    77,940
                                                                                                              -------------
        Net income                                                                                                  43,589
                                                                                                              -------------


B.    SEGMENTS CLASSIFIED BY GEOGRAPHICAL MARKETS

      Consist of the following:

                                                               REVENUES
                                              --------------------------------------------
                                                         YEAR ENDED DECEMBER 31,
                                              --------------------------------------------
                                                      2002            2001            2000
                                              ------------    ------------    ------------
                                                         ADJUSTED NIS (THOUSANDS)
                                              --------------------------------------------
         Western Europe                           173,598         109,845         106,684
         Israel                                     1,538          10,221          20,367
         Eastern and central Europe                35,392          30,958               -
         Others                                     1,660           1,095           1,404
                                              ------------    ------------    ------------
                                                  212,188         152,119         128,455

                                                  IDENTIFIABLE ASSETS             CAPITAL INVESTMENT
                                              ----------------------------    ---------------------------
                                                 YEAR ENDED DECEMBER 31,         YEAR ENDED DECEMBER 31,
                                              ----------------------------    ---------------------------
                                                      2002            2001            2002           2001
                                              ------------    ------------    ------------   ------------
                                                ADJUSTED NIS (THOUSANDS)       ADJUSTED NIS (THOUSANDS)
                                              ----------------------------    ---------------------------

         Western Europe                           968,348         821,629          41,449        152,652
         Eastern and central Europe               238,607         218,927          10,597        173,171
         Israel                                   495,305         379,289         125,639        102,318

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 - BUSINESS SEGMENTS (CONT'D)

C.   SUPPLEMENTAL  INFORMATION  REGARDING  THE MAIN  INVESTMENTS  IN THE HOTELS'
     SEGMENT

   HOTEL NAMES                                     RIGHTS
                                                  (DIRECT
                                                     AND                           NATURE OF     STATUS OF      NO. OF
                                                  INDIRECT)       LOCATION           RIGHTS     REGISTRATION     ROOMS     CLASS
                                                  ---------  ------------------   ------------  ------------    -------  ---------
   ACTIVE HOTELS:                                     %                                                                   (STARS)
   Victoria Amsterdam                 ("VHA")        50      Amsterdam, Holland   Ownership       Completed     305      4-delux
   Utrecht Park Plaza                 ("PPU")        50      Utrecht, Holland     Leased (i)      Completed     120      4
   Astrid Park Plaza                  ("APP")        100     Antwerpen, Belgium   Ownership       Completed     229      4
   Shaw Park Plaza                    ("SPP")        35      London, England      Ownership(ii)   Completed     310      4-delux
   Sherlock Holmes Park Plaza         ("HPP")        45      London, England      Subleased       Completed     119      4-delux
                                                                                  (iii)
   Victoria Park Plaza                ("VPP")        50      London, England      Ownership       Completed     300      4-delux
   Sandton Park Plaza                 ("PPS")       33.3     Johannesburg, S.A.   Ownership       Completed     138      4
   Bucuresti Apartment Hotel          ("APH")        69      Bucharest,           Ownership       Completed     230      irrelevant
                                                             Romania

   UNDER CONSTRUCTION AND/OR LAND
   DESIGNATED FOR HOTEL CONSTRUCTION:

   River Bank Park Plaza              ("RPP")        45      London, England      Leased (iv)     Completed     537(v)   4-5(v)
   Andrassy - building designated for
   renovation                         ("Andrassy")   50      Budapest, Hungary    Ownership       Completed(vi) 196      4-5(v)
   Bucuresti Hotel                    ("BPP")        69      Bucharest, Romania   Ownership       Completed     446      4


     (i) The leasing rights were acquired from the Municipality of Utrecht for an unlimited period of time, with the leasing cost reflecting a capitalization of leasing fees for a 50-year period (until 2036). In addition, the execution of any change in the use of the land or the demolition of a building thereon requires approval as aforementioned. The lessee cannot terminate the leasing rights. The Municipality may terminate the leasing rights, only if it determines that the land is required for public needs or if a court rules that the lessee did not fulfill its undertakings under the terms of the lease.

     (ii) Subsequent to the balance sheet date (January 2003) the company owning the hotel reached an agreement with an external hotel company, according to which the hotel would be leased for a period of 25 years. The rent payment will be in a fixed amount for each of the first four years, and it will increase by 2.5% each year beginning from the fifth year until the end of the lease. The rent payments are paid once a quarter in advance. A deposit in the amount of Pound Sterling 2.5 million will serve as security for the rent payments. The hotel company was granted an option to extend the agreement by two additional periods of 15 years each. As at December 31, 2002 the cost of the hotel is Pound Sterling 46 million.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 - BUSINESS SEGMENTS (CONT'D)

C. SUPPLEMENTAL INFORMATION REGARDING THE MAIN INVESTMENTS IN THE HOTELS' SEGMENT (CONT'D)

     (iii) For a period of 99 years (commencing 1996), in exchange for pound sterling 450 thousand annually, adjusted every five years on the basis of "open market value". The company holding the property Grandis Netherland Holding B.V. ("Grandis"), has an option exercisable at the end of a 3 year period commencing from the agreement date, to notify the owners as to either the extension of the sub lease period up to 125 years or the purchase of the owner rights in the main lease. Furthermore, Grandis has the option to terminate the lease at year 2059 with an early notice of 2.5 years. A Red Sea Group company ("guarantor") guaranteed fulfillment of all undertakings of Grandis as if it was a party to the agreement. The guarantee contains a provision, by which, in the event the guarantee is exercised, the land-owners may require the guarantor to assume Grandis' position as a lessee. Two documents were signed between the guarantor and B.H., which regularize the indemnification procedures amongst them, in relation to the said guarantee. The parties will endeavor to substitute the guarantee provided by the guarantor.

    (iv) For a period of 125 years (commencing 2000), in exchange for pound sterling 500 thousand per annum, adjusted each five years based on the CPI in England. Several previous rights exist on this property, as well as benefit-links of various authorities, contingent upon which the leasing of the property had been carried out; based on the framework agreement, the lessee is disallowed to assign his rights to a third party without the lessor's consent; taxes, surcharges and fees related to the property will be paid by the lessee; in any event of breach of contract by the lessee, the lessor would have the right to forfeit the property in accordance with the terms stipulated in the agreement; in cases when the lessor receives a proposal for the acquisition of the ownership rights in the property, the lessee shall be entitled to have the right for initial purchase refusal.

    (v)     Planned.

                                                                Elscint Limited
                                                       and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 19 - BUSINESS SEGMENTS (CONT'D)

C. SUPPLEMENTAL INFORMATION REGARDING THE MAIN INVESTMENTS IN THE HOTELS' SEGMENT (CONT'D)

      (1)   VICTORIA HOTEL C.V. - A LIMITED PARTNERSHIP ("VHCV")

            The Victoria Hotel in Amsterdam is owned by a limited partnership registered in Holland. VHCV is held by a subsidiary of the Company ("VEII") and an additional company, a member of the Red Sea Hotels Group - 50% (directly and indirectly) by each party (both jointly below - "the Limited Partnership"). VHRI - a company owned by the Limited Partnership - is the general partner in the partnership and manages, by virtue of an agreement , VHCV's business.

            The limited partners in the VHCV Limited Partnership, which serve as directors in VHRI, may be held jointly and severally liable for the obligations of the limited partnership.

      (2)   SHAW HOTEL HOLDING B.V. ("SHH")

            On completion of the reorganization process of the structure of holdings of hotels in England in December 2002, the Shaw Park Plaza Hotel in London will be owned by SHH, which is incorporated in Holland and 35% of its share capital is held by B.H., 35% - held by the Red Sea Hotels Group while the balance of the shares (30%) are held by an additional corporation (hereinafter - "the Shareholders"). On December 31, 2002 SHH held (indirectly) also the shares of the Hotel's operating company (hereinafter - "ERO"). Concurrently with the leasing of the Hotel to a third party ("the Lessee"), ERO entered into an agreement with the Lessee to sell the hotel's operations (including the portfolio of customers, the inventories and goodwill).

            The shareholders and the companies controlled by them have an agreement between themselves in the framework of which the terms of the holding of the shares in SHH, inter alia, have been arranged. The agreement stipulates that every shareholder has the right to appoint up to 2 directors, where every director will have a voting power in proportion to the number of shares of the shareholder appointing him and proportionally to the number of directors on behalf of that shareholder present at the meeting, without giving a casting vote to the Chairman of the Board of Directors or the Chairman of the General Meeting, as the case may be. Decisions regarding the companies' budgets will be taken after obtaining the agreement of every shareholder. Decisions at meetings of the Board of Directors and General Meetings will be passed by a majority, but a number of important matters have been decided where the decision must be unanimous.

            Park Plaza Hotels Europe Ltd. (hereinafter - "the Management Company") has an option to receive 10% of the share capital of SHH (out of the holdings of the Company and of the Red Sea Hotels Group and proportionally to their holdings - 5% each party), in consideration for participation at a rate of 10% in all investments of shareholders, up to the date of realizing the option. The validity of the option has been extended by agreement up to December 31, 2004. No extension agreement has yet been signed between the parties. If the option is exercised, the holdings of B.H. in SHH will be reduced to 30%.

      (3)   GRANDIS NETHERLANDS HOLDING B.V. ("GRANDIS")

            B.H. holds 45% of the rights in Grandis, a Dutch corporation holding a sublease interest in the "Sherlock Holmes Park Plaza Hotel", an operational hotel in London. A further 45% of the remaining rights are held by a Red Sea Group subsidiary, with the balance of 10% held by a management company.

            The shareholders of Grandis have agreed that the shares held by the management company would not carry any voting rights. In order to achieve this, the management company has granted B.H. and the Red Sea Group subsidiary a power of attorney to vote jointly in its name and in the name of the management company in every shareholders meeting and in every matter requiring the decision of shareholders. B.H. is entitled to appoint one director (of two) in Grandis.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 - BUSINESS SEGMENTS (CONT'D)

C. SUPPLEMENTAL INFORMATION REGARDING THE MAIN INVESTMENTS IN THE HOTELS' SEGMENT (CONT'D)

      (4)   RIVER BANK HOTEL HOLDING B.V. ("RBH")

            On completion of the reorganization process of the structure of the hotels' holdings in England, in December 2002, RBH - a company incorporated in Holland - will hold the leasehold rights of land on the banks of the Thames River in London. B.H. holds 45% of the rights of RBH, an additional 45% are held by the Red Sea Group and 10% are held by the management company. Among the shareholders of RBH it was agreed that the shares, which are held by the management company, will have no voting rights whatsoever.

      (5)   VICTORIA LONDON HOTEL HOLDING B.V. ("VLH")

            On completing the reorganization of the structure of the hotels' holdings in England in December 2002, VLH - a company incorporated in Holland - will hold the ownership rights in the land and the Victoria Park Plaza Hotel, built on it in London. B.H. holds 50% of the rights in VLH, an additional 45% are held by the Red Sea Group and 5% are held by the management company. It was agreed between the shareholders of VLH that the shares held by the management company will have no voting rights whatsoever, thus the voting rights are divided 50% to B.H. and 50% to the Red Sea Group.

      (6)   PARK PLAZA HOTEL (SANDTON) (PTY) LTD. ("SANDTON")

            B.H. owns (through a company incorporated in Holland) 33.3% of the rights in a hotel operating in South Africa, which is in turn owned by Sandton. The remaining rights are held (indirectly) by the Red Sea Group and another company (which is a related party to the management company) (33.3% to each party) (hereinafter together - "the Shareholders").

            The agreement establishing the Dutch incorporated holding company stipulates that each party has the right to appoint one director and that the resolutions of the Board of Directors and the General Meetings will be passed by a majority vote; however, it was resolved that certain key matters would require a unanimous decision.

            The parties to the agreement are entitled to and are liable for in equal shares all the rights and obligations connected with and/or relating to the hotel, to Sandton and to the hotel's operating company, and this includes, inter alia, the obligation to provide credit, guarantees or shareholders' capital, as necessary for the acquisition and/or operation of the hotel.

      (7)   SC BUCURESTI TURISM S.A. ("BUCURESTI")

            i B.H. holds all the rights (in capital, voting and the rights to appoint all directors) in a company known as BEA Hotels Eastern Europe B.V. ("BHEE") (incorporated in Holland) which holds, indirectly - through a wholly owned and controlled company, incorporated in Romania ("Domino") - 69% of Bucuresti. Bucuresti owns a complex including an hotel, an apartment hotel and a restaurant, situated in the center of Bucharest, Romania ("the Bucuresti Complex"). Bucuresti was purchased through a privatization tender published by the State Ownership Fund of the Romanian government ("SOF"). The tender procedure was approved by a decision of the Supreme Court of Romania. The cost of the acquisition of the rights in the complex (including related costs of the purchase) totaled NIS 172 million.

                The acquisition of the rights in Bucuresti was carried out within the framework of a memorandum of understanding ("MOU") for the establishment of a joint venture in which 80% of the rights were to be held by B.H. and 20% of the rights by an unrelated third party ("Third Party Shareholder"). Based on the terms of the MOU, B.H. is entitled to receive 100% of Domino's profits to be distributed as dividends up to an aggregate amount of U.S.$ 2 million. Income above this amount will be distributed according to the ratio of holdings (80%; 20%).

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 - BUSINESS SEGMENTS (CONT'D)

C.n SUPPLEMENTAL INFORMATION REGARDING THE MAIN INVESTMENTS IN THE HOTELS' SEGMENT (CONT'D)

      (7)   SC BUCURESTI TURISM S.A. ("BUCURESTI") (CONT'D)

                In addition, B.H. has a Put Option to demand that the Third Party Shareholder increase its percentage shareholding (in accordance with the cost of the full investment) from 20% to a level of 50% for the period and on the conditions as agreed between the parties. The parties undertook to finance the renovation of the hotel, should this be required. Should one of the parties not provide the finance in proportion to its share, its holdings will be diluted based on the mechanism to be agreed.
                In December 2001 all of the shares in Domino were transferred to BHEE.

                ii. As a result of a dispute which arose between B.H. and the Third Party Shareholder regarding compliance by the Third Party Shareholder with its obligations to provide indemnities to B.H. pertaining to the results of certain matters pending against Domino (the circumstances and causes of which arose prior to the signature of the MOU concluded between the parties in respect of the acquisition of Bucuresti), B.H is withholding the shares of the Third Party Shareholder (20%) in BHEE as security for compliance by the Third Party Shareholder with its obligations, so that formally B.H. is, therefore, on the date of publishing the financial statements, the owner of 100% of the capital and voting rights in Domino. The results of this dispute do not have an effect on the results of operations of B.H. for the periods of report and/or on amount of its shareholders' equity as at December 31, 2002.

                     BHEE filed a financial claim against the Third Party Shareholder as a result of its failure to comply with the terms of the indemnity given by it, within the framework of which attachments were imposed on the assets of the Third Party Shareholder. In October 2002 the Third Party Shareholder filed an application with the Court to transfer the dispute to arbitration in accordance with the provisions of the MOU. BHEE filed its objection to this application, and in December 2002 the court rejected the Third Party Shareholder's application to transfer the dispute to arbitration. As a result, in February 2003 the Third Party Shareholder filed a statement of defense relating to the claim.

                iii. An  application  submitted  to the High Court of Romania to cancel the tender under which Domino purchased the controlling shares of Bucuresti, was rejected by the Court. This ruling could be appealed to the High Court. Up to the date of approval of the financial statements no appeal has been filed. As the period of time to serve an appeal has passed, the legal advisors of Domino consider that this matter may be considered as being closed. An additional claim for the cancellation of the tender, the cancellation of the entire privatization process relating to Bucuresti and the cancellation of Domino's rights in Bucuresti's shares has been filed with the Magistrates Court in Bucharest, Romania. In the pre-trial hearing which took place on March 6, 2003 the Court rejected the claim in limine.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 - BUSINESS SEGMENTS (CONT'D)

C. SUPPLEMENTAL INFORMATION REGARDING THE MAIN INVESTMENTS IN THE HOTELS' SEGMENT (CONT'D)

      (7)   SC BUCURESTI TURISM S.A. ("BUCURESTI") (CONT'D)

                iv. A criminal investigation carried out against a number of suspects (including former officers in SOF who were involved in the privatization process and the sale of control in the Bucuresti Hotel to Domino) for events relating to the period prior to the acquisition of control in Bucuresti by B.H., culminated in the filing of an indictment against 17 accused. The hearings in these proceedings have been deferred until September 2003. These criminal proceedings may have an indirect effect on the validity of the privatization and thereby an indirect effect on Domino's rights in Bucuresti, despite the fact that Domino is not an accused party under the indictment. Domino's legal attorneys cannot estimate at this stage the results of the criminal proceedings or their effect on Domino's rights in Bucuresti.

                v.   The Third Party Shareholder (a former shareholder in Domino
                     - see i above) cancelled the partnership agreement that it made with another third party ("the Plaintiff") regarding their joint investment in Domino prior to its acquisition by B.H., on the grounds of non-compliance by the Plaintiff with its fundamental obligations under the partnership agreement. As a result, the Plaintiff filed a financial claim in the courts in Romania against Domino and others, for an amount of US$ 2.5 million, for commissions allegedly due to it in terms of the abovementioned partnership agreement, and to which Domino was a party. Domino's legal advisors in respect of this matter estimate that the Plaintiff will be unable, for procedural reasons, to complete the proceedings relating to the claim. This claim is covered by the indemnity given to B.H. by the Third Party Shareholder.

                     On the date of approval of the financial statements an additional claim filed against Domino by another third party is pending, in which the main reliefs claimed under it are the payment of the same commission of US$ 2.5 million in accordance with the partnership agreement mentioned above, and the cancellation of an agreement with a bank in Israel within the framework of which the shares of Domino in Bucuresti were pledged in favor of the bank. The Company received an indemnity from the Third Party Shareholder against these claims (see i above). In Domino's opinion, based on legal advice received, these claims have no legal or contractual basis whatsoever, and the third party has no legal standing to make its claims. Accordingly no provision for these claims is included in the financial statements.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 - BUSINESS SEGMENTS (CONT'D)

C. SUPPLEMENTAL INFORMATION REGARDING THE MAIN INVESTMENTS IN THE HOTELS' SEGMENT (CONT'D)

      (7)   SC BUCURESTI TURISM S.A. ("BUCURESTI") (CONT'D)


                vi. In the framework of an agreement to establish a joint company owned by Bucuresti and a third party, which was signed prior to the acquisition of Bucuresti by B.H., that third party undertook to invest US$ 27 million in the said joint company and in consideration Bucuresti undertook to transfer its rights in the Bucuresti Complex to the ownership of the joint company. As that third party failed to meet its obligations, Bucuresti cancelled the partnership contract and also filed an application to the Court to liquidate the joint company. At this stage, the parties are litigating regarding the sole authority of the Romanian Courts to issue an instruction to liquidate the joint company and not regarding the transfer of rights in the Bucuresti Complex to the joint company. If Bucuresti is forced to transfer its rights in the Bucuresti Comlpex to the joint company, then its rights in the hotel are likely to be significantly prejudiced. B.H.'s management is of the opinion that it is not reasonable that as a result of the said proceedings Bucuresti will be forced to transfer its rights in the Bucuresti Comlex to the joint company.

                vii. In addition, certain legal proceedings are being conducted in Romania within the framework of which it is claimed that resolutions passed at the general meetings of shareholders of Bucuresti, were not validly adopted - for procedural reasons only - and are not binding. Some of these proceedings were approved by the Court and in respect of others Domino has filed appeals, while some of these proceedings were rejected by the Courts.

                      B.H.'s management is of the opinion that the claims are spurious and tendentious and that these claims will not significantly affect B.H.'s rights in the shares of Bucuresti and in the Bucuresti Complex owned by it.

                viii. Two claims are pending against Bucuresti,  which challenge its ownership in its properties (including an appeal relating to the period of the State's ownership of the properties which are the subject of the claim, prior to the sale of Bucuresti's shares to Domino). One of the claims is rejected, but the plaintiffs have the right to appeal this ruling, and regarding the other the legal advisors are not able to estimate the results.

                ix. There are legal proceedings against Domino and/or Bucuresti ("the Companies") regarding various activities carried out in the normal course of business, for a total amount of US$ 160 thousand. In the opinion of B.H.'s management, B.H. will not have any significant additional costs over and above those included in the provision in the financial statements.

      (8)   ASTRID PARK PLAZA N.V. ("AP")

            Repeated postponements in the execution of infrastructure work by the Belgium authorities next to the hotel owned (but not controlled) by a Belgium investee have adversely affected its activity. In light of these postponements the Comapny deemed it necessary to reexamine the adjusted value of its investment in the company owning the hotel. Following that examination the Company included in its financial statements a provision of NIS 23.2 million as an adjustment of that investment's value to its fair value (NIS 11.3 million - against capital reserves from translation adjustments and NIS 11.9 million - in "other income (expenses)". The fair value of the investment was determined based on, among other things, a valuation obtained from an independent appraiser.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 - BUSINESS SEGMENTS (CONT'D)

D.    SUPPLEMENTAL INFORMATION REGARDING THE COMMERCIAL AND ENTERTAINMENT CENTER

      The Company's revenue from commercial and entertainment center in this stage are revenue from constructing work. For supplemental information regarding the commercial and entertainment center - see Note 29.B.

E. See Note 31 regarding discontinuing operation of the sub-assemblies and component segment.

NOTE 20 - COMMITMENTS AND LIENS ON ASSETS

A.    COMMITMENTS

      (1) The minimum annual future rental fees under the operating leases, based on prices and terms in effect at December 31, 2002, not including renewal options, for periods subsequent to December 31, 2002, are as follows:

                                                      ADJUSTED NIS
           YEAR ENDING DECEMBER 31                     (THOUSANDS)
           -----------------------                    ------------
           2003                                                544
           2004                                                246
           2005                                                164
           2006                                                  -
           Thereafter                                            -
                                                      ------------
                                                               953
                                                      ============

           As for the commitments in respect of the land leasing fees of the Hotel Division, (see Note 19.C).

           Total rental expenses under the company's operating leases for the years ended December 31, 2002, 2001 and 2000 were NIS 544 thousand, NIS 319 thousand and NIS 858 thousand, respectively.

      (2) The Company holds long-term lease rights of land in the vicinity of Maalot in the Galilee, for a period of 49 years plus an option to extend it for additional 49 years. According to the terms of the tender the Company, within a period of 3 years (up to the end of 2003) and subject to receiving building permits and other approvals, will establish a vacation and recreation village to include up to 650 vacation units. Moreover, the Company engaged, in accordance with the terms of the tender, in development agreements with the local authorities and with the Israel Land Administration. The Company undertook to invest up to NIS 9.2 million for long-term leasehold fees and for the development of infrastructure for the land. Until December 31, 2002, the Company made such investments in the amount of NIS 8.8 million. The total cost of the project is estimated at U.S.$ 45 million.

           As a result of the economic situation and in view of the state of the tourist branch in particular, implementation of the project has been delayed. The Company's management estimates that the net amortized book value of the investment as of December 31, 2002 is not lower than its fair value.

      (3) The lease agreements which SLS (a subsidiary company) signs with lessees in respect of commercial areas are for an initial lease period of five years (on average) with respect to anchors (that lease relatively larger areas) and for shorter periods with respect to other lessees, with an option being granted to the lessee to extend the lease period, and they are usually drawn up in a standard form. The lease payments according to the agreements are comprised of minimum lease payments per square meter or a percentage of sales turnover, whichever higher. The agreements include, inter alia, provisions regarding participation in advertising expenses of the commercial center under construction, the payment of management fees, etc.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 - COMMITMENTS AND LIENS ON ASSETS (CONT'D)

A.    COMMITMENTS  (CONT'D)

           In accordance with the lease agreements with the future lessees, the lessee provides additional security for the fulfillment of his liabilities according to the agreement and deposits with SLS on the date of signing the contract an amount that is equal to the minimum lease payments as defined in the lease agreement, in respect of three months rent. The said payment will be held as a deposit by the lessor until the beginning of the lease period, from which date on the payment will be considered as the minimum lease payment for the last three months of the lease period, and accordingly the amount so paid with the addition of linkage increments, will be offset from the rent calculated as a percentage of sales turnover that will be paid in respect of the last three months of the lease period.

      (4) Within the terms of agreement with EIL and EMI, which its effect was extended till December 31, 2005, for the allocation of (direct as well as indirect) expenses of the EIL Group internal departments (legal investments, accounting and taxation). Each party to the agreement is entitled to terminate the agreement at the end of each 12-month period by giving an advance notice to the effect. Under the agreement, the expenses are to be divided so that EIL bears 35%, with the Company and EMI, each, 32.5% (a percentage established by a general estimate of the Group companies' managements, of the actual utilization rate of these departments' services by each of the Group companies), unless the actual utilization rate deviates by more than 10% from these percentages. Should the deviation be more than 10%, the parties would be charged on the basis of actual-cost allocation.

      (5)  In connection with the sale of its NM and MRI businesses to GEMS (see
           Note 31), the Company committed to maintain equity equal to or greater than U.S.$ 20 million in 2002 and U.S.$ 10 million in 2003.

      (6) B.H. was granted an option from the management company, exercisable until September 30, 2003, to purchase from the management company 33% of its ownership and controlling rights in a company under its ownership, which was incorporated to acquire the business (including tangible assets, hotel management agreements, management rights, rights to use trade names, etc.) of the Park Plaza chain in Europe (hereinafter "the acquired company"). As part of the agreement, B.H. granted the management company a loan of US$ 5 million.

           The level of B.H.'s investment may increase by US$ 2.25 million, if and to the extent that this amount is required for the purchase of other assets by the acquired company. The management company has an option, exercisable up to the end of one year or at any time in the event of disagreement between the parties regarding the management company's rights, to acquire part of the company, in consideration for the refund of the cost of B.H.'s original investment.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 - COMMITMENTS AND LIENS ON ASSETS (CONT'D)

A.    COMMITMENTS  (CONT'D)

      (7)  HOTEL MANAGEMENT AND CONSULTATION AGREEMENTS

           a. HOTELS IN HOLLAND (OWNED BY VHCV AND UTRECHT VICTORIA HOTEL B.V. ("UVH")), A HOTEL IN BELGIUM (OWNED BY AP) AND HOTELS IN ENGLAND (OWNED BY ERH, GRANDIS AND ALORA)

               The Park Plaza Hotels Europe Ltd. ("the Management Company") owns the concession to use the Park Plaza brand name and to operate hotels under its management system.

               The hotels are directly managed by the management company, in return for an annual fee of 7% of the operating profit. The companies also share in the necessary expenses incurred by the management company in the performance of its contractual obligations. Should the companies sell the hotels owned by them or should the control in any one of them be transferred to a third party, the companies are to pay the management company an amount calculated as being 7% of the (gross) operating profit of the year preceding that sale or transfer. In such case, VHCV is also to pay 2.5% of any gain derived from the sale of the hotel.

               Information pertaining to the leasing of SPP Hotel to an external hotel company is provided in Note 19c.(ii).

               With regard to the hotel owned by AP, it has been agreed that should the operating profit (gross) of the hotel be less than Euro 1,735 thousand (NIS 8,623 thousand) during each of the first 5 years, then the management company undertook to pay an amount equal to the difference between that amount and the amount of the actual (gross) operating profit. Implementation of this condition has been postponed by agreement of the parties, and the parties are discussing amending or rescinding this condition.
               Accordingly, the financial statements do not include income receivable.

           b. HOTEL IN HUNGARY (UNDER CONSTRUCTION) - ANDRASSY 25 KFT. HOTEL ("ANDRASSY")

               In December 2002 the hotel management company ("HMC") signed a 20-year agreement with Andrassy (which owns the rights in the (preserved) National Ballet Building for operating the hotel following the building's renovation and conversion into a hotel. In exchange, the operator is entitled to receive a basic salary equaling a percentage of the (gross) revenues, plus a management fee equaling a percentage of the operating income. The operator guarantees that the adjusted operating income will not be lower than fixed amounts stipulated in the agreement. Moreover, Andrassy participates in other expenses incurred by HMC and which were required within the framework of fulfillment of its responsibilities (marketing expenses etc.). This agreement is contingent upon the approval of the boards of directors of the two contracting companies.

      (8)    FRANCHISE AGREEMENTS

             Within the terms of the management agreements B.H. Group companies ("the Companies") were granted a secondary franchise by the management company permitting the use of the name "Park Plaza" in consideration for monthly royalties of up to 3% of the revenues ("the Franchise Agreement").

             The Companies undertook to indemnify Park Plaza International and related parties for any claim, damage or expense incurred by it in connection with the hotels or the performance of Park Plaza International's commitments under the agreement. The Franchise Arrangement is to remain in force throughout the entire period of the management agreements.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 - COMMITMENTS AND LIENS ON ASSETS (CONT'D)

A.    COMMITMENTS  (CONT'D)

       (9) In October 2001 an agreement between B.H. and CDPM, a company controlled by controlling shareholders of the Company, was approved by the shareholders meeting. In accordance with that agreement CDPM will provide logistical, planning and supervisory services in connection with the renovation of the Bucuresti hotel, in exchange for consideration equal to the lower of 5% of the renovation costs (excluding general and administrative expenses and financing expenses) or 5% of U.S.$ 30 million.

      (10) The company is committed to indemnify its officers and directors at a maximal amount permitted by law and by its own bylaws, in connection with any act or deed carried out in the discharge of their duties.

              Notwithstanding the above, the Company's shareholders approved in the General Meeting held in October 2001, the granting of advanced indemnification certificates to officers and directors, including those acting in its subsidiaries. The total indemnity will not exceed the lower of 25% of the share capital of the Company presented in the financial statements at the time of the indemnification, or U.S.$ 50 million, in addition to such amounts, if any, to be paid by the insurers in accordance with its insurance policy, as exist from time to time, for causes covered by such indemnification policies. The General Meeting also approved an exemption from liability in respect to any damage caused to the Company by breach of duty of care committed by officers and directors.

              The directors and officers of the Company are covered by insurance of up to U.S.$ 40 million within the framework of a joint insurance policy valid through September 2003 for the EIL Group companies. The Company bears 33% of the insurance cost. See also
              Note 28.B.2.

              In September 2000 EIL acquired "Run off" coverage for itself, EMI and the Company, up to a limit of U.S.$ 20 million beyond the coverage of U.S.$ 40 million included in the additional policies, up to a six-year period. The premium for this coverage would be U.S.$ 0.81 million for the entire six years (33% for each company). This insurance covers officers in respect of events occurring prior to this date so long as unreported and unknown in May 1999.

       (11) In the framework of the agreement for the sale of the plant, as detailed in Note 31, the Company undertook to indemnify the purchasers against the losses, costs, expenses and damages which arise out of breaches of representations, breaches of agreements warranties, taxes, other excluding liabilities (as defined in the agreement), environmental covenants, and indemnities relating to the transferred employees etc. Some of the indemnities are limited as to their amount and some of them - for unlimited amounts; some of them for a period of 24 months and some of them - for an unlimited period. However, the maximum indemnity, excluding environmental covenants, shall not exceed U.S.$ 4 million.

       (12)   See Note 29.B.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 - COMMITMENTS AND LIENS ON ASSETS (CONT'D)

B.    LIENS AND COLLATERALS

       (1) To secure a credit of approximately NIS 560 million that the Company received from a bank in Israel, the Company undertook to comply with covenants which include, inter alia, an undertaking to the bank regarding the maintenance of a minimum ratio of the Company's shareholders' equity during the period the credit to its total assets. To secure the credit that it received, the Company granted the bank for the period of the credit, a fixed first charge unlimited in an amount, and an assignment by way of a charge on deposits and securities totaling NIS 260 million.

              The Company undertook to pledge in favor of the bank the B.H. shares and shares of subsidiaries owned by it as demanded by the bank. In addition, the Company undertook not to create charges (current and/or fixed of any degree) in favor of third parties on its existing or future assets, without receiving the bank's approval (excluding charges on new assets and/or projects -in favor of the party financing the acquisition and/or execution and/or in the event of refinancing). The Company also undertook to provide additional collateral, as detailed in the agreement, including: first or second tier charges on assets and rights, that it will purchase with the proceeds of all advances provided to it in the framework of a credit line. Should the Company not comply with the financial covenants in whole or in part, or on the occurrence of certain events specified in the agreement, the bank will be entitled to demand immediate payment of these credits.

       (2) Approximately NIS 11 million of the Company's deposits are used as collateral for bank letters of guarantee totaling approximately NIS 17 million which a bank provided in favor of financial institutions. (See Note 28.I).

       (3)    ASTRID PARK PLAZA N.V ("AP")

              As security  for a  credit-line  provided to a supplier of AP by a
              local  bank,  AP  deposited   with  the  bank  Euro  871  thousand
              (approximately NIS 4,300 thousand).

      (4)     VICTORIA HOTEL C.V. ("VHCV") AND UTRECHT VICTORIA HOTEL B.V
              ("UVH")

              To secure amounts received under a loan agreement, designated for refinancing hotel activities, between VHCV, VHRI, UVH and Mandarin Hotel B.V. (a company in the Red Sea Hotel Company), as joint and several borrowers ("the Borrowers") and Depfa Bank AG ("the Bank"), the Borrowers received a loan of Euro 56.7 million. The shareholders of the Borrowers (VEI, VEII and VEIII) provided a guarantee to the Bank to secure the liability of each of the Borrowers to it. According to the agreement between the Borrowers and their shareholders, Euro 49.9 million out of the total loan amount was designated for the hotels owned by VHCV and UVH, and the balance of Euro 6.8 million was earmarked for Mandarin Hotel B.V.

              As security for repayment of the loan, the Bank was granted, among other things, a first ranking mortgage on the Victoria Hotel, Utrecht Hotel and Mandarin Hotel properties and a first-tier lien on all the moveable property located thereon; a first-tier lien on the Borrowers' rights under existing rental agreements; rights under insurance policies covering the real estate; rights under management agreements; issued share capital (including accompanying rights) and rights in certain bank accounts.

              In addition, the Borrowers subordinated to the Bank that all shareholder loans to rank after the bank's loans and undertook not to pay the shareholders' loans without the Bank's consent.

              The borrowers and the guarantors signed a mutual-indemnification agreement, according to which the Mandarin Hotel Company and VEI (its shareholder) would indemnify VEII, VEIII and the Borrowers (not including Mandarin) for any amount borne by VEII and VEIII in respect of that guarantee. It was also agreed between VEI and VEII that they would both indemnify each other for any expense incurred by either one of them which exceeds 50% of the amount due in respect of the loan.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 - COMMITMENTS AND LIENS ON ASSETS (CONT'D)

B. LIENS AND COLLATERALS (CONT'D)

       (5)    SHAW HOTELS HOLDINGS B.V. ("SHH")

              To secure its liabilities under a loan agreement designated to finance the SPP Hotel in London (see Note 19.C) following liens were granted in favor of the Bank: a first mortgage on its real estate and moveable property, including a first-tier lien on rights to use the trade name of Park Plaza, insurance rights connected to real estate, rights under management agreements, the issued share capital of SHH and the Hotel's operating company, rights in certain bank accounts and goodwill; a floating lien on all SHH's assets; the subordination of all shareholders' loans to the demands of the bank.

              In addition, the Bank obtained from the Red Sea Hotels Group a guarantee for the repayment of the credit-line up to pound sterling 5 million EIL undertook to indemnify the Red Sea Hotels Group for up to half of that guarantee, if ever called.

              As security for an additional line of credit granted to SHH by the Bank, EIL and the Red Sea Hotels Group jointly and severally provided a guarantee of up to the line's ceiling of pound sterling
              2.25 million. In addition to the above mentioned, and with respect to the hotel lease transaction (see Note 19.C.(ii)), the financing bank received from the Company an indemnification commitment regarding any damage incurred by the bank following its agreement to the said transaction, as well as a commitment from B.H. to provide additional security besides that mentioned above if the hotel is not refinanced. As at the date of approval of the financial statements B.H. and a company of the Red Sea Hotels Group are conducing negotiations with foreign banks regarding the refinancing of the SPP hotel. In addition, as security for a credit-line granted by other Bank to SPP and VPP (see item 6), EIL provided the Bank a guarantee of pound sterling 0.25 million.

      (6)     VICTORIA LONDON HOTEL HOLDING B.V. ("VLH")

             In order to secure loans  designated  for  financing VPP Hotel (see
             Note 19.C), VLH provided the banks first-tier (fixed and floating) liens on all its assets, including land, moveable property, goodwill and intangibles. In addition, a lien has been granted over the shares of the investee companies by their shareholders. VLH also undertook to refrain from disposing of the guaranteed assets without approval from the financing banks.

              Furthermore, VLH agreed that all of its liabilities would be second priority in relation to the bank loans. VLH also gave covenants and undertakings with respect to, inter alia, the scope of the development and date of completion, and meeting certain performance milestones by certain deadlines; concerning the sale of assets, amendments to the articles of incorporation, modification in its holding structure, carrying out transactions not in the ordinary course of business, management of operations other than the hotels, issuance of additional shares, minimal shareholders' equity (including shareholder loans), transactions with related companies, dividend distribution, repayment of shareholder loans, rights stemming from management agreements, rights in certain bank accounts, ratio of shareholders' equity to the project's cost, ratio of net income to current bank loan, occupancy rate, average room price etc., during the entire credit term.

              The Company is guarantor for VLH undertakings under the loan agreement up to an amount of pound sterling 1.25 million or 2.5% of the cost of constructing the hotel whichever higher.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 - COMMITMENTS AND LIENS ON ASSETS (CONT'D)

B. LIENS AND COLLATERALS (CONT'D)

      (7)    GRANDIS NETHERLANDS HOLDING B.V. ("GRANDIS")

             In order to secure loans received by it, Grandis provided the banks first-tier (fixed and floating) liens on all its assets, including land, moveable property, goodwill and intangibles. In addition, a lien has been granted over the shares of Grandis to the financing bank. Grandis also undertook to refrain from disposing of the guaranteed assets without approval from the financing banks.

             Furthermore, Grandis agreed that all of its liabilities would be second priority in relation to the bank loans. Grandis also gave covenants and undertakings with respect to, inter alia, the scope of the development and date of completion, and meeting certain performance milestones by certain deadlines; concerning the sale of assets, amendments to the articles of incorporation, modification in its holding structure, carrying out transactions not in the ordinary course of business, management of operations other than the hotels, issuance of additional shares, minimal shareholders' equity (including shareholder loans), transactions with related companies, dividend distribution, repayment of shareholder loans, rights stemming from management agreements, rights in certain bank accounts, ratio of shareholders' equity to the project's cost, ratio of net income to current bank loan, occupancy rate, average room price etc., during the entire credit term.

      (8)    RIVER BANK HOTEL HOLDING B.V. ("RBH")

             In order to secure RBH's liabilities to the bank financing the construction of RPP Hotel (see Note 19.C), RBH granted a first mortgage (fixed and floating) on all its assets, including rights in real estate, movables, agreements, goodwill, etc. In addition RBH assigned its rights under the leasing agreements. RBH shares were pledged to the bank and its liabilities were subordinated to the repayment of the bank loans.

             The Company and a company of the Red Sea Hotels Group are guarantors for the fulfillment of commitments under an agreement for an increase in financing by up to Pound Sterling 10 million. The guarantee of each one of the guarantors is for 50% of the additional credit facility. As of December 31, 2002 additional credit in the amount of Pound Sterling 6.1 million has been utilized.

      (9)    PARK PLAZA HOTEL (SANDTON) (PTY) LTD. ("SANDTON")

             To ensure Sandton's undertakings to the bank, Sandton mortgaged the Hotel in a first mortgage and registered a charge on its movable property. In addition, Sandton's shareholders made a deposit in the bank in the name of Sandton in which B.H.'s share totals NIS 799 thousands. In the event of a breach of the terms of the loan by Sandton, the deposit will be forfeited and concurrently the bank will be entitled to realize the Hotel on account of repaying the balance of the loan.

      (10)   SC BUCURESTI TOURISM SA ("BUCURESTI")

             The Company granted a first-tier lien on a bank deposit of U.S.$ 14 million and on the rights and income deriving from it in order to secure borrowings of U.S.$ 28 million from a bank that the controlling shareholder in Domino ("BHEE") obtained, to finance its investment, indirectly through Domino, in the rights in a hotel complex in Romania. In addition, BHEE granted a fixed lien on the Domino shares that it owns and a floating lien on all of Domino's assets and a lien on the Bucuresti shares. The Company undertook to grant a lien on BHEE shares that it owns and a floating lien on BHEE's assets. The bank received a commitment that no changes in the company's ownership and control structure would take place throughout the entire credit term. In addition, the Company provided a guarantee, unlimited in time or amount, to secure BHEE's bank loans. The bank restricted its right to realize this guarantee, by linking it to the terms of the realization of the Bucuresti shares owned by Domino (except for certain instances stipulated in the agreement).

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21 - REVENUES

Consist of the following:

                                                                                            YEAR ENDED DECEMBER 31,
                                                                             -----------------------------------------------
                                                                                     2002             2001              2000
                                                                             ------------     ------------       -----------
                                                                                           ADJUSTED NIS (THOUSANDS)
                                                                             -----------------------------------------------
Operating and managing hotels:
Rooms                                                                            137,359           94,312            70,060
Food and beverage                                                                 50,757           36,768            29,692
Rental of commercial areas                                                         6,361            5,527             4,008
Other services                                                                    16,173            5,291             4,328
                                                                             ------------     ------------       -----------
                                                                                 210,650          141,898           108,088
                                                                             ------------     ------------       -----------
Revenue from contracts                                                             1,538           10,221            20,367
                                                                             ------------     ------------       -----------
                                                                                 212,188          152,119           128,455
                                                                             ============     ============       ===========


NOTE 22 - COST OF REVENUES

Consist of the following:
                                                                                            YEAR ENDED DECEMBER 31,
                                                                             -----------------------------------------------
                                                                                     2002             2001              2000
                                                                             ------------     ------------       -----------
                                                                                           ADJUSTED NIS (THOUSANDS)
                                                                             -----------------------------------------------
COST OF HOTEL OPERATION

Salaries, wages and employee benefits                                            71,334           51,097            39,564
Food beverage and other hotels consumption                                       17,591           14,077             6,766
Other hotels operation expenses                                                  46,841           32,518            23,594
                                                                             ------------     ------------       -----------
                                                                                135,766           97,692            69,924
                                                                             ------------     ------------       -----------
COST OF LONG-TERM CONTRACTS

Sub contractor                                                                    1,419            6,589            17,048
Salaries, wages and employee benefits                                                 -              826             1,113
Other                                                                                 -               36                83
                                                                             ------------     ------------       -----------
                                                                                  1,419            7,451            18,244
                                                                             ------------     ------------       -----------
TOTAL                                                                           137,185          105,143            88,168
                                                                             ============     ============       ===========


NOTE 23 - HOTELS' DEPRECIATION, AMORTIZATION AND OPERATION EXPENSES

                                                                                            YEAR ENDED DECEMBER 31,
                                                                             -----------------------------------------------
                                                                                     2002             2001              2000
                                                                             ------------     ------------       -----------
                                                                                           ADJUSTED NIS (THOUSANDS)
                                                                             -----------------------------------------------
Depreciation and amortization                                                   35,317            19,475            12,782
Operation expenses                                                              27,368            12,681            10,342
                                                                             ------------     ------------       -----------
                                                                                62,685            32,156            23,124
                                                                             ============     ============       ===========


NOTE 24 - GENERAL AND ADMINISTRATIVE EXPENSES


                                                                                            YEAR ENDED DECEMBER 31,
                                                                             -----------------------------------------------
                                                                                     2002             2001              2000
                                                                             ------------     ------------       -----------
                                                                                           ADJUSTED NIS (THOUSANDS)
                                                                             -----------------------------------------------
Salaries, wages, employee benefits and director fee                            * 13,984            9,505            11,475
Depreciation and amortization                                                       762            1,164             1,211
Office, rental and maintenance                                                    1,319            1,937             2,894
Professional experts                                                              7,492            7,962             3,971
Others                                                                            8,624            5,717             4,158
                                                                             ------------     ------------       -----------
                                                                                 32,181           26,285            23,709
                                                                             ============     ============       ===========

* Including dividend in the amount of NIS 2,531 thousands.

NOTE 25 - FINANCE INCOME (EXPENSES) - NET

                                                                                            YEAR ENDED DECEMBER 31,
                                                                             -----------------------------------------------
                                                                                     2002             2001              2000
                                                                             ------------     ------------       -----------
                                                                                           ADJUSTED NIS (THOUSANDS)
                                                                             -----------------------------------------------
Deposits and cash equivalents                                                    21,550           89,274            32,895
Marketable Securities                                                              (335)             864             5,676
Short-term credits (i)                                                          (18,880)         (32,404)          (31,513)
Long-term debts                                                                  (6,692)         (47,586)          (18,421)
Forward contracts                                                                     -                -           (27,116)
Other (ii)                                                                       (5,586)          (1,825)             (351)
                                                                             ------------     ------------       -----------
Finance income (expenses) incurred                                               (9,943)           8,323           (38,830)
Finance expenses capitalized (iii)                                               22,994           58,021            18,231
                                                                             ------------     ------------       -----------

                                                                                 13,051           66,344           (20,599)
                                                                             ============     ============       ===========

(i) Net of finance expenses charged to the shareholders' equity, in respect of hedging of net investment in foreign subsidiaries, in the amount of NIS 36,487 thousand (2001 - NIS 7,238 thousands, 2000 - NIS 8,991 thousands)

(ii) Including exchange rate differences and inflationary erosion of monetary items.

(iii) The annual capitalization rate applicable to the non-specific borrowing cost is 4.5% (2001 - 14%).

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 26 - OTHER (EXPENSES) INCOME, NET

                                                                                            YEAR ENDED DECEMBER 31,
                                                                             -----------------------------------------------
                                                                                     2002             2001              2000
                                                                             ------------     ------------       -----------
                                                                                           ADJUSTED NIS (THOUSANDS)
                                                                             -----------------------------------------------
Decrease in value of investments and loans
  not of a temporary nature                                                      (4,012)        (13,004)                 -
Impairment of fixed assets                                                      (16,327)              -                  -
(Loss) gain from sale of fixed assets, net                                         (171)           (482)               158
Management fees                                                                       -             325                623
Others, net                                                                      (1,405)           (205)             1,886
                                                                             ------------     ------------       -----------

                                                                                (21,915)        (13,366)             2,667
                                                                             ============     ============       ===========

NOTE 27 - EARNINGS PER SHARE

A. Data used in the computation of basic earning per ordinary share (NIS 0.05 par value):

                                                                                            YEAR ENDED DECEMBER 31,
                                                                             -----------------------------------------------
                                                                                     2002             2001              2000
                                                                             ------------     ------------       -----------
                                                                                           ADJUSTED NIS (THOUSANDS)
                                                                             -----------------------------------------------

       Net (loss) income from continuing operation                              (27,219)          23,405           (34,351)

       Net income from discontinuing operation                                   90,693           34,587            77,940

       Weighted number of ordinary shares
        (NIS 0.05 par value)                                                 16,690,643       16,690,643        16,690,643

B.    Data used in the  computation of diluted  earnings per ordinary share (NIS
      0.05 par value):

                                                                                            YEAR ENDED DECEMBER 31,
                                                                             -----------------------------------------------
                                                                                     2002             2001              2000
                                                                             ------------     ------------       -----------
                                                                                           ADJUSTED NIS (THOUSANDS)
                                                                             -----------------------------------------------

       Net (loss) income from continuing operation                              (29,363)          23,425           (34,351)

       Net income from discontinuing operation                                   90,693           34,587            77,940

       Weighted number of ordinary shares
        (NIS 0.05 par value)                                                 17,424,643       16,727,855        16,690,643

C. In order to examine that the exercise of convertible securities is reasonable, the present value of these securities was computed according to a discount rate of 8% (December 31, 2001 - 4%) for securities in NIS unlinked.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 28 - CONTINGENCIES

A. The Company and subsidiary companies are involved in litigation arising out of the ordinary course of business. Although the outcome of such litigation is uncertain at this time, management believes that the outcome of such litigation will not have a material adverse effect on the financial position of the Company.

B.       (1)   On September  8, 1999,  the Company was served with a claim and a motion for  recognition of the claim as a  representative  claim.
               This claim was filed against the Company,  Elbit Medical  Imagine
               Ltd.  ("EMI"),  (the  company's  parent  company),  Elbit Medical
               Holding Ltd., Elron and six former directors of the Company. The motion was filed on behalf of all persons who were minority shareholders of the Company at the date of submission of the claim, as well as all minority shareholders of the Company who held Company's shares on February 18, 1999. The main allegation of the claim is that EMI, through the actions of the former directors of the Company, caused discrimination of the minority shareholders.

               The requested relief is approximately U.S.$ 603 thousand for the plaintiff and approximately U.S.$ 158 million for the damages to the represented group, plus legal expenses. Following the Court's decision in the claim mentioned in clause B.ii. below, the parties agreed to postpone the hearing of the case until a final decision will be given on the plaintiffs appeal in the other claim, as stated in clause B.2. below.

               Management, based on a legal advice received, is of the opinion that the ultimate outcome of this claim, the request for recognizing the claim as a representative claim and the effect, if any, this may have on the Company can not be estimated at this stage and thus no provision has been recorded in the financial statements.

          (2) On November 2, 1999, a claim and a motion for recognition of the claim as a representative claim were filed against the Company, EMI, Elbit Medical Holdings Ltd., Europe Israel (M.M.S) Ltd.
               ("EIL"),  (indirect  parent  company  of  the  Company),  Control
               Centers, Marina Herzlia Limited Partnership 1998, Elron and 25 past and present directors in the above companies. The motion was served on behalf of those who held shares of the Company on September 6, 1999, and continued to hold such shares on the date of the claim, excluding the respondents.

               The claimants allege that the minority shareholders of the Company have been discriminated as a result of the various activities carried out by its controlling shareholders and its Board of Directors. The remedy which has been requested by the claimants is that EMI be compelled to execute the alleged buy-out shares at U.S.$ 14 per share. Alternatively, the Company and/or EMI and or other shareholders in the Company be compelled to purchase the claimants' shares in the Company according to an external valuation, or alternatively that the claimants be paid compensation for the damages which they allegedly suffered and the annulment of certain transactions with controlling parties.

               On August 16, 2000, the District Court of Haifa dismissed the Application to recognize the claim as a Representative Claim. Notwithstanding the above, the claim itself remains. Some of the plaintiffs filed applications to the Israeli High Court for permission to file an appeal on this dismissal. In addition, the Government's Attorney General submitted his supportive position with the plaintiffs allegation to the Court. Following the company's claim that the Court's fees are inappropriate to these type of claim, on August 3, 2001, the District Court ordered the Plaintiffs to pay Courts' fees in respect of some parts of the claim, in the sum of NIS 20 million not later than September 10, 2001, otherwise their applications will be deleted, in respect to those parts of the claim for which the fees would not be paid. Following a request by the plaintiffs the Court decided to postpone the payment of the fees until further decision.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 28 - CONTINGENCIES (CONT'D)

               In a hearing that took place on April 25, 2002, the District Court showed a strong tendency to accept the plaintiffs' view concerning the court fees. However, the Company's counsel strongly opposed such approach of the court, and in their opinion, succeeded in shaking the court's position with regard to its ability to cancel the previous decision of the court in the interim procedure or its ability to enable the plaintiffs to postpone the payment of these fees. The court decided to render its ruling regarding the court fees at a later date, which has not been determined as yet. Management, based on a legal advice received, is of the opinion that the ultimate outcome of the claim and the effect, if any, this may have on the Company, can not be estimated at this stage and thus no provision has been recorded in the financial statements.

               On January 26, 2003, the Company received a letter from one of the insurers ("the Insurer") of EIL, EMI and the Company (the "Insured Companies"), that provides insurance to the Insured companies including insurance pertaining to this representative claim.

               In this letter, the Insurer made certain allegations against the Insured Companies, including, inter alia, that the Insured Companies breached their disclosure duties under section 6(a) to the Insurance Contract Law, 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the "Policy"), effective as of July 1999 (the "Additional Cover"), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the
               "Replacement Cover"). The letter states that the Policy, Additional Cover and Replacement Cover issued by the Insurer will be cancelled unless the Insured Companies indicate the circumstances were different than those described in the letter. The Company legal counsel sent a reply on behalf of EIL, EMI and the Company on March 20, 2003, in which the allegations of the Insurer were rejected. As of the date of the issuance of the financial statements the company has not received an answer from the Insurer to the Company's letter.

C. The Company is named as a defendant in a number of lawsuits and other claims filed by distributors - of which some have no specified amount of requested damages, while the others demand compensation by the Company, for damage allegedly caused by its alleged breach of the agreements relating to the Sale Transaction in 1998, in the aggregate amount of U.S.$ 31 million. At this stage, the Company's legal counsel cannot estimate the outcome of these lawsuits and claims. However, the Company has included in its financial statements provisions which - in management's opinion, at the date of issuance of the financial statements based, inter alia, on its legal counsel for this matter and on its past experience, are considered adequate to cover the costs and resources necessary to resolve the obligations under these claims.
         The aggregate amount of the claims as mentioned above, was decreased from an amount of $80 million in December 31, 2001, to a total of U.S.$ 31 million, as a result of negotiations carried out with part of the distributors, which negotiations lead to settlements with claimants. As a result of such settlements being reached during the year ended December 31, 2002 no costs incurred beyond the provisions that were included in the financial statements.

D. The Company is a defendant in several claims filed by customers who previously purchased medical equipment from the company (including some demanding the cancellation of sales and service agreements) totaling approximately U.S.$ 6 million. These claims include mainly alleged damages caused to medical equipment acquired from the Company.

         The financial statements of the Company include provisions, which, in management's opinion, at the date of preparation of the financial statements, based on the advice of its professional counsel for this issue and on its past experience, were sufficient to cover the costs and resources required for settling these claims.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 28 - CONTINGENCIES (CONT'D)

E. Regarding proceedings which are currently pending in Romania against subsidiaries (see Note 19.C).

F. The Company is required to pay royalties to the Office of the Chief Scientist ("OCS") in respect of sales of products developed with grants provided by the latter. The royalties are computed on the sales volume of these products at percentages ranging from 1% to 5% up to the aggregate amount of the grants. The Company received correspondence from the OCS, requesting the furnishing of certain data in order to ascertain its obligation in respect of royalties due to the OCS.
         The liability to the OCS in respect of the sale of the MRI operations to GEMS, determined at U.S.$ 11 million, and was allocated at 60% to the Company and 40% to GEMS. In addition, it was agreed that the NM and MRI technologies, products and components would not be transferred out of Israel unless GEMS first seeks OCS approval. Pursuant to the agreement between the Company, GEMS and the OCS, the Company undertook
         - should GEMS sell MRI products containing certain know-how and components financed with the assistance of the OCS - to pay the OCS royalties in excess of U.S.$ 1.5 million. The Company received a written notification from the OCS, requiring details concerning the allocation of the proceeds received from GEMS, in connection with the sales transaction, to the MRI project, based on which the royalties had been computed.

         EMI and Elron Ltd. notified the Company that the outcome of the settlement of their disagreement with the OCS in connection with the sale of Elron's holdings in the Company does not impose any additional cost to the Company.

G. The allocation of the proceeds in respect of the 1998 sale transaction, between the Company and its subsidiaries is based on an estimate of the assets' fair value (both tangible and intangible) sold by each one of the companies; based on separate negotiations held with each selling Group company; and on the basis of the provisions stipulated in the sales agreement. A different method of allocation may cause the Company and its subsidiaries additional liabilities and/or expense. Company's management believes that the estimates used as the basis for this allocation of proceeds are adequate under the circumstances.

H. Regarding several sales which were performed by the Company prior to 1998 Sale Transaction, the Company is guarantor of customers' ultimate remittances to financing institutions. At December 31, 2002 the Company was contingently liable for NIS 14,988 thousand as a result of such guarantees. Additionally, the Company has agreed, under certain conditions, including default by customers, to repurchase equipment from third party lessors.

         At December 31, 2002 the Company was contingently liable under these agreements to repurchase equipment for NIS 3,752 thousand. The financial statements of the Company include provisions, which, in management's opinion, at the date of preparation of the financial statements, based on its past experience, were sufficient to cover the costs and resources required for settling these contingencies.

I. The Company and its consolidated subsidiaries are involved in other claims related to the discontinuing operation, amounted to approximately U.S.$ 2 million. The financial statements of the Company include provisions, which, in management's opinion, at the date of preparation of the financial statements, based on the advice of its professional counsel for this issue and on its past experience, were sufficient to cover the costs and resources required for settling these claims.

J. SEVERAL CLAIMS ARE CURRENTLY PENDING AGAINST COMPANIES RELATED TO HOTELS SEGMENT, FILED BY SUBCONTRACTORS WHO PERFORMED CONSTRUCTION WORK FOR THEM. THE AGGREGATE AMOUNT OF THESE CLAIMS IS NOT MATERIAL IN RESPECT OF THE HOTELS SEGMENT OPERATIONS. COMPANY'S MANAGEMENT DOES NOT FORESEE ANY CONSIDERABLE EXPENSE ARISING FROM THESE CLAIMS BEYOND THE AMOUNTS ALREADY INCLUDED IN THE FINANCIAL STATEMENTS.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 29 - TRANSACTIONS WITH RELATED PARTIES

A.       (1)     BALANCES WITH INTERESTED AND RELATED PARTIES

                                                                                                   DECEMBER 31,
                                                                                        -------------------------------
                                                                                                  2002            2001
                                                                                        --------------    -------------
                                                                                            ADJUSTED NIS (THOUSANDS)
                                                                                        -------------------------------
                 ASSETS
                 Other receivables                                                               5,737           7,391
                 Assets related to discontinued operations                                       8,552          18,862

                 LIABILITIES
                 Accrued liabilities and deferred income                                         5,163           2,779
                 Advance from customer in respect of project in progress, net                        -           1,538
                 Liabilities related to discontinued operations                                    330             261

         (2)     TRANSACTIONS WITH RELATED PARTIES

                                                                                          YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------------
                                                                                   2002            2001           2000
                                                                               --------      ----------       ---------
                                                                                         ADJUSTED NIS (THOUSANDS)
                                                                               ----------------------------------------

                 CONTINUED OPERATIONS:
                 Revenue from long-term contracts                                1,538         10,221          20,367
                 Management fees income                                              -            325             623
                 Finance income, net                                                 -            339           1,286
                 Benefits including salary and related costs
                   to interested parties                                         5,668          2,524           3,400
                 Participation in expenses                                       4,058          3,053           3,457
                 DISCONTINUED OPERATIONS:
                 Sales                                                               -            978          95,390
                 Cost of sales                                                       -              -             230
                 General and administration expenses                                 -          2,546           1,314
                 Finance income                                                      -          3,597               -
                 Other income                                                    1,762         (3,597)          3,687

B.       COMMERCIAL AND ENTERTAINMENT CENTER

         In  September  1999 a  subsidiary  of the  Company  ("SLS")  signed  an agreement with the Herzliya Marina Limited Partnership ("the Partnership"), and Herzliya Marina (Holdings) Ltd. ("the Limited Partner") - a company in which Control Centers Ltd. holds a majority of the management, as well as voting rights to acquire the commercial and entertainment center being constructed by the Partnership at the Herzlyia Marina ("the Commercial Center"). Completion of the
         transaction is contingent upon the transfer of the real estate, registration in the name of the purchaser and receipt of approval from the land appreciation tax authorities to carry out the transaction. As of the issuance date of these financial statements, the land has not been transferred to SLS. To secure the Partnership's commitments under the above agreement, 90% of the proceeds were deposited in trust until satisfaction of all the obligations under this agreement.

         Pursuant to this agreement, SLS entered into an agreement with the Partnership, according to which SLS would serve as a subcontractor for the Partnership to complete specified site-development works. SLS undertook to provide upon completion of the works, a bank guarantee of U.S.$ 0.7 million, covering the six-month period from the completion of the foundation work. As of December 31, 2002, the foundation work has not yet been transferred to the partner and the guarantee has not yet been provided.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 29 - TRANSACTIONS WITH RELATED PARTIES

B.       COMMERCIAL AND ENTERTAINMENT CENTER (CONT'D)

         In April 2002, SLS (a subsidiary of the Company), entered into an agreement with a company controlled by the controlling interests in the Company (hereinafter - "CDPM"), in the framework of which CDPM committed to complete the construction of the commercial center, including, the development work, as defined in the agreement, for a final and absolute consideration of U.S. $57.7 million, which is to be paid based on the progress of the work ("the Work Consideration"). The amount of the Work Consideration was determined on the basis of a calculation of the amount of work remaining to be performed, as at March 1, 2002. In respect of each payment and/or expense paid by SLS to a sub-contractor, supplier, professional adviser or other entity as part of the implementation of the project from March 1, 2002 to the date CDPM commences work, the Work Consideration will be adjusted accordingly. From March 1, 2002 until December 31, 2002 SLS made such payments on account of implementation of the project in the total sum of U.S. $16.8 million. The work in the framework of the agreement does not include specific work, which was detailed in the agreement (mainly
         - planning, marketing, tolls and supervision), the cost of which is to be borne by SLS. In addition, the agreement provides, that CDPM is to bear the cost of adaptations for tenants, based on the specification detailed in the agreement and the consideration for adaptations which are not included in the specification, is to be determined based on a mechanism set forth in the agreement. In the framework of the agreement CDPM committed to deliver the Commercial Center to SLS in a state of being ready for operation, by March 2003.Actually, the date of operation of the commercial center had been postponed for reasons not related to CDPM. Until the date of publication of these financial statements the agreement had not yet been closed. Nevertheless, for the request of SLS, CDPM is actually assisting in construction and managing the project. Upon the closing of the agreement, SLS is to pay to CDPM an advance of $3 million, on account of the Work Consideration and, concurrently, CDPM is to provide SLS with a bank guarantee, at the rate of 5% of the Work Consideration. In addition, SLS committed, as part of the agreement, to assign to CDPM all the rights and obligations, based on the agreements, which it signed with various suppliers, except for those specified in the agreement. The agreement includes a number of conditions, the breach of which is considered as a fundamental breach, which confers the remedies stated in the agreement. The agreement was approved by the General Meeting of the Company's shareholders.

C. B.H. receives, from time to time, aviation services from Jet Link Ltd. (a company controlled by Control Centers) in exchange for a payment based on the latter's price list, net of a discount of 5%.

D.       The Company leases office space from Control Centers at market prices.

E.       Commitments (see Note 20.A).

F.       Liens and collaterals (see Note 20.B).

G. As for shares allotted to interested parties and loans provided for their purchase (see Note 17.B).

H. The Group companies carry out credit, deposit and management of security portfolio transactions with bank, which interested party in the Company. Since these transactions are carried out during the ordinary course of business and under customary market terms and conditions, no segregation has been made in respect thereof and no disclosure has been provided in the financial statements.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 30 - FINANCIAL INSTRUMENTS

A.       FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company's financial instruments include monetary assets (cash and cash equivalents, short and long-term deposits, trade accounts receivables, marketable securities as well as other receivables and current assets) and monetary liabilities (short-term borrowings, long-term liabilities, trade accounts payables as well as payables and other current liabilities). Due to the nature of the financial instruments included in working capital, their fair values approximate those presented in the balance sheet.

         While it is difficult to estimate the fair value of many accounts receivable bearing different maturity dates and interest rates in the different countries in which the Group companies are active. Nevertheless, the Group companies' management estimates that the fair value of these accounts is not lower than their book value.

         The fair value of trade accounts receivable, deposits and long-term liabilities is ordinarily based on the present value of future receipts and disbursements, discounted by the interest rate applicable to the Company's lending or borrowing activities under similar terms as of the balance sheet date, and it is not less than the one presented in the financial statements.

         As for the presentation of long-term balances not under market conditions (see Note 2.K).

         Derivative financial instruments having an active market were valued based on market value.

B. Assets included in investment and loans that their fair value differs from the value presented in the balance sheet are as follows:

                                                                                                     DECEMBER 31, 2002
                                                                                                 ------------------------
                                                                                                 ADJUSTED NIS (THOUSANDS)
                                                                                                 ------------------------
                                                                                                   CARRYING
                                                                                                    AMOUNT       FAIR VALUE
                                                                                                 -------------   ----------

         Permanent investments in parent company marketable securities                               41,064         18,868

C.       CONCENTRATION OF CREDIT RISKS

         Cash and amounts on deposit in Israel and abroad are deposited in banks.

         Investments in marketable securities (see Note 4), are exposed to market-price fluctuation. Such changes may have an impact on the value of these investments upon realization.

         Due to their nature, the Group companies are not materially exposed to credit risks stemming from dependence on a given customer. The Group companies examine on an ongoing basis the volume of the credit extended to their customers and, accordingly, record a provision for doubtful accounts based on those factors affecting credit risks of certain customers in the opinion of these companies' management and the business consultants engaged for that purpose.

         As security for contingent liabilities of the Company arising in connection with loans received by former customers from foreign banks, the Company provided bank guarantees totaling NIS 21.5 million (see
         Note 20.B.3).

         INTEREST RATE RISKS
         As for interest rates - see Notes 3, 4, 7, 12, 15.

         EXCHANGE RATE RISKS
         As for exchange rates - see Notes 3, 4, 7, 12, 15.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 31 - DISCONTINUING OPERATION DISCLOSURE

A. In November 1998 the Company and its consolidated subsidiaries sold part of the net assets, intangible assets, R&D, service and distribution deployment and part of the manufacturing operations in Israel and abroad in connection with the NM and MRI to GEMS and CT to Philips ("the Sale transaction").

         The Company continued to operate in the sub-assemblies and component segment until December 2002 by manufacturing, assembling, engineering and integrating of assemblies and sub-assemblies mainly for GEMS and Philips (mainly for medical imaging equipment) through its Ma'alot facility in northern Israel ("the Plant").

         On December 31, 2002 the Company sold (on the basis of an agreement signed on November 13, 2002) the plant and all of the operations in this segment to a third party ("the Purchaser"). Pursuant to the agreement the Company sold the Plant's assets (tangible and intangible assets), as defined in the agreement net of certain liabilities assumed by the purchaser (agreed balance sheet and off-balance sheet liabilities).

         The Purchaser will not assume liabilities for claims and disputes that arise out of facts and circumstances which occurred or arose prior to the closing date of the transaction as defined in the agreement. Regarding indemnity that the Purchaser received from the Company - see note 20.A.

         The book value as of December 31, 2002 of the asset transferred net of liabilities assumed by the purchaser was approximately U.S.$ 12 million. The capital gain recorded from this transaction amounted to approximately U.S.$ 8 million.

         In order to secure possible adjustments to the consideration (if any), an amount equal to 15% of the book value of the transferred assets (gross), and an amount equal to the balance of the customers' debts for which confirmation of the balance of those debts had not yet been received was deposited into escrow for a period of up to 90 days. As of the date of approval of the financial statements the balance deposited in escrow in favor of the Company, was U.S.$ 3.2 million.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 31 - DISCONTINUING OPERATION DISCLOSURE (CONT'D)

B.       BALANCE SHEET ITEMS:

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                 (NOTE 2B)
                                                                             YEAR ENDED         YEAR ENDED        YEAR ENDED
                                                                            DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                                            ------------      ------------      ------------
                                                                                2002               2001             2002
                                                                            ------------      ------------      ------------
                                                                               ADJUSTED NIS (THOUSANDS)       U.S.$ (THOUSANDS)
                                                                            ------------------------------    -----------------

      ASSETS:

      Accounts and notes receivable - trade                                        2,548           89,584               538
      Other accounts receivable and prepaid expenses                             102,222           18,533            21,579
      Inventories                                                                      -           57,361                 -
                                                                            ------------      ------------    -----------------

                                                                                 104,770          165,478            22,117
                                                                            ------------      ------------    -----------------

      Long-term receivables                                                        9,364           11,681             1,977
                                                                            ------------      ------------    -----------------

      Fixed assets, net                                                                -           13,362                 -
                                                                            ------------      ------------    -----------------

      TOTAL ASSETS                                                               114,134          190,521            24,094
                                                                            ============      ============    =================

      CURRENT LIABILITIES:

      Accounts payable - trade                                                         -           95,714                 -
      Accrued liabilities                                                        110,230          158,035            23,270
                                                                            ------------      ------------    -----------------

                                                                                 110,230          253,749            23,270
                                                                            ------------      ------------    -----------------

      LONG-TERM LIABILITIES:

      Long-term debts                                                                323              781                68
      Liability for employee severance benefits, net                                   -              908                 -
                                                                            ------------      ------------    -----------------

                                                                                     323            1,689                68
                                                                            ------------      ------------    -----------------

      TOTAL LIABILITIES                                                          110,553          255,438            23,338
                                                                            ============      ============    =================


                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 31 - DISCONTINUING OPERATION DISCLOSURE (CONT'D)

C.       STATEMENTS OF OPERATIONS:

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                  (NOTE 2B)
                                                              YEAR ENDED       YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                             DECEMBER 31,    DECEMBER 31,     DECEMBER 31,       DECEMBER 31,
                                                             ------------    ------------     ------------    -----------------
                                                                 2002             2001            2000               2002
                                                             ------------    ------------     ------------    -----------------
                                                                        ADJUSTED NIS (THOUSANDS)              U.S.$ (THOUSANDS)
                                                             ---------------------------------------------    -----------------

    Sales                                                         430,165         400,923         388,853               90,810
    Cost of sales                                                 377,259         367,107         363,268               79,641
                                                             ------------    ------------     ------------    -----------------

    GROSS PROFIT                                                   52,906          33,816          25,585               11,169
    Sales and marketing expenses                                    1,096             980           1,357                  231
    General and administration expenses                             8,745          12,399          12,173                1,846
                                                             ------------    ------------     ------------    -----------------

    OPERATING INCOME                                               43,065          20,437          12,055                9,092

    Finance (expenses) income, net                                 (5,733)            (15)          1,864               (1,210)
    Other income, net                                              15,498          14,165          52,778                3,271
    Gain from sale of business                                     37,863               -               -                7,993
                                                             ------------    ------------     ------------    -----------------

    INCOME BEFORE INCOME TAXES                                     90,693          34,587          66,697               19,146
    Income taxes                                                        -               -          (4,142)                   -
                                                             ------------    ------------     ------------    -----------------

    INCOME AFTER INCOME TAXES                                      90,693          34,587          70,839               19,146

    The company's share in loss of affiliated company                   -               -           7,101                    -
                                                             ------------    ------------     ------------    -----------------

    NET INCOME RELATED TO DISCONTINUING OPERATION                  90,693          34,587          77,940               19,146
                                                             ============    =============    ============    =================




NOTE 32 - SUBSEQUENT EVENTS

Subsequent to the balance sheet date, the Company signed a lease agreement with an external hotel company. See Note 19.C.(ii).

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
              EFFECT ON THE FINANCIAL STATEMENTS

A. The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States ("U.S. GAAP"), as follows:

         1.   EFFECT OF INFLATION

              IN ACCORDANCE WITH ISRAELI GAAP:

              The consolidated financial statements of the Company are presented in adjusted New Israeli Shekels (NIS). For the basis of presentation and principles of the adjustment - see Note 2.A. For the new Israeli accounting standard (standard No. 12) regarding discontinuance of adjustment of Financial Statements - see Note 2.X.1.

              IN ACCORDANCE WITH U.S. GAAP:

              The financial statements should be expressed in nominal historical terms.

              The effect of this difference between measurement on the adjusted basis and on the basis of historical terms, is not required to be included in the reconciliation to the U.S. GAAP financial statements.

         2.   JOINTLY CONTROLLED COMPANIES

              IN ACCORDANCE WITH ISRAELI GAAP:

              In accordance with the provisions set forth in Opinion No. 57, issued by the Israeli Certified Public Accountants Institute ("ICPAI"), jointly controlled companies are included, in the consolidated financial statements, in accordance with the "proportionate consolidation method".

              IN ACCORDANCE WITH U.S. GAAP:

              Investments in jointly controlled companies are accounted for by the "equity method".

              Use of proportionate consolidation does not have any effect on the net profit/loss and/or the shareholders' equity. Differences in classifications or display of items in the balance sheet, in the statement of operation and in the statement of cash flow, that result from using proportionate consolidation, is not required to be included in the reconciliation to the U.S. GAAP financial statements. However, summarized data regarding reporting differences between the proportionate consolidation method and the equity method, are given in subsection B.4. below.

         3.   DEFERRED TAXES

              a)   DEFERRED TAXES IN RESPECT OF INFLATION ADJUSTMENTS

                   IN ACCORDANCE WITH ISRAELI GAAP:

                   Deferred taxes in respect of inflation adjustments to fixed assets are provided only to the extent that such fixed assets are amortized within 20 years.

                   IN ACCORDANCE WITH U.S. GAAP:

                   Deferred   taxes   are   provided   on  all  such   inflation
                   adjustments,   to  the   extent   that  they  are   temporary
                   differences, regardless of when they will be amortized.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -    MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
             EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.       MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

         3.   DEFERRED TAXES (CONT'D)

              b)     EARNINGS FROM "APPROVED ENTERPRISES"

                     Under the Israeli Law for Encouragement of Capital Investments, 1959, a company which owns an "approved enterprise", and which chooses the "alternative benefits" track, is exempted from income tax on undistributed earnings which derive from the enterprise, during the period of benefits ("tax exempt earnings").

                     In the event that a dividend is distributed out of tax exempt earnings, the company will be subject to tax at a rate of 25% on the amount distributed, and the shareholders will, in addition thereto, be liable to tax at the rate of 15%. However, if the shareholder is a company, then, in the event that such shareholder is desirous to further distribute its received dividends to its own shareholders, then such shareholder will be entitled to a 15% tax credit.

                     IN ACCORDANCE WITH ISRAELI GAAP:

                     Deferred tax should not be provided in respect to such undistributed tax-exempt earnings, if the Company's policy is not to initiate such a dividend distribution.

                     IN ACCORDANCE WITH U.S. GAAP:

                     Under SFAS 109, a deferred tax liability normally would be recorded relating to taxes that would be owed on the distribution of profits even if management does not intend currently to declare dividends. However, under Israeli tax law, a company could be liquidated and profits distributed with no tax liability to the company; rather, the shareholders would incur the tax liability. If the Company can represent that profits could be distributed tax free in a liquidation, and the undistributed earnings are essentially permanent in duration, a deferred tax liability does not need to be recorded.

              c)     DEFERRED TAXES IN RESPECT OF  ACQUISITION  OF A  SUBSIDIARY
                     COMPANY

                     IN ACCORDANCE WITH ISRAELI GAAP:

                     Deferred taxes are recorded for differences between the fair values and the book value of identifiable assets and liabilities of subsidiaries upon acquisition of the investment therein, except for assets for which amortization is not allowable for tax purposes (e.g. land and the like).

                     IN ACCORDANCE WITH U.S. GAAP:

                     Deferred taxes are recorded for the differences mentioned in the preceding paragraph, including assets for which amortization is not allowable for tax purposes.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -    MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
             EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.       MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

         4.   COMPENSATION COMPONENT OF OPTIONS PLAN AND SHARES INCENTIVE PLAN

              IN ACCORDANCE WITH ISRAELI GAAP:

              The overall "benefit component", in respect of options granted to employees (or shares issued to employees for consideration of non-recourse loans, that are treated as options), is not charged as an expense in the statement of operations.

              IN ACCORDANCE WITH U.S. GAAP:

              Under U.S. GAAP (APB-25) (for fixed options plan), the "benefit component" is measured as the difference between the share market price and the exercise price of the option (or the non-recourse loan), at the "measurement date". The benefit component is charged as a salary expense during the period in which the employee performs the services for which the benefit was granted. Since the exercise price of the options granted by the Company (or the non-recourse loan) is essentially equal to the market value of the shares to be issued upon exercising the options, at the date of granting, therefore, no salary expenses were charged to the statements of operations.

              For information regarding the effect of pro forma data, according to SFAS No. 123, see subsection B.5.a. below.

       5.     MARKETABLE SECURITIES

              IN ACCORDANCE WITH ISRAELI GAAP:

              Israeli GAAP divides marketable securities into two categories:

              Marketable securities, which constitute a "current investment", are stated at market value Unrealized gains and losses from marketable securities which are "current investments" are included in the statement of operations. Marketable securities, which constitute a "permanent investment", are stated at cost (and in respect to debentures - including accumulated interest and effects of foreign currency exchanges), except where their market value is lower, and the decline in value is not considered to be temporary.

              Changes in value are charged to statement of operations.  See also
              Note 2.D.

              IN ACCORDANCE WITH U.S. GAAP:

              SFAS No. 115 divides marketable securities into three categories:

              (1) Marketable securities that are acquired and held principally for the purpose of selling them within the near future, are classified as "trading securities" are reported at their fair value. Unrealized gains and losses are included in the statement of operations.

              (2) Debt securities that the company has the positive intent and ability to hold to maturity are classified as "held - to - maturity" securities and are reported at amortized cost.

              (3) Marketable securities not classified as either "held - to - maturity" securities or "trading securities" are classified as "available - for - sale" securities and reported at their fair value. Unrealized gains and losses are included in a separate item within the shareholders equity, and reported as other comprehensive income.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -    MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
             EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.       MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

         6.   INVESTMENT IN PARENT COMPANY'S SHARES

              IN ACCORDANCE WITH ISRAELI GAAP:

              Shares which held for a long term ("permanent investment") are presented, as an asset, at their cost.

              IN ACCORDANCE WITH U.S. GAAP:

              "Investments by a subsidiary in the shares of its parent company are treated as 'treasury shares' on the books of the subsidiary. Accordingly, such investments are carried at cost and reported as a deduction in the capital stock section of the Balance Sheet."

       7.     ISSUANCE OF SHARES BY INVESTEE IN A DEVELOPMENT STAGE TO THIRD
              PARTY

              IN ACCORDANCE WITH ISRAELI GAAP:

              The increase in the Company's share of an investee's net assets value as a result of an issuance of shares by the investee, is recorded as deferred income, which is charged to the statement of operations over a three year period or up to the Company's share in investee's losses during the relevant period, whichever is higher, on an accumulated basis.

              IN ACCORDANCE WITH U.S. GAAP:

              The  increase in the  Company's  share in the  investee net assets
              value,   is  charged   directly  as  a  capital   reserve   within
              shareholders' equity.

       8.     FOREIGN CURRENCY TRANSLATION

              a) CONDITIONS NECESSARY TO BE CONSIDERED AS AN "AUTONOMOUS FOREIGN ENTITY"

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    According to Interpretation No. 8 to Opinion No. 36 issued by the ICPAI, the determination of the functional currency of an entity is based on several conditions. An entity which meets all conditions, is considered as an "autonomous foreign entity" and in that case, the differences arising from the translation, are included in capital reserve and not in the profit and loss accounts. An entity which does not meet all conditions is considered to be an "integrated entity" which translation differences should be recorded in the statement of operations.

                    See also Note 2.X.1.

                    IN ACCORDANCE WITH U.S. GAAP:

                    In accordance with SFAS No. 52, the determination of the functional currency of an entity is based on several conditions, not all of which a company has to meet in order to be considered as an "autonomous foreign entity". When an entity meets most of the conditions, it will be considered as an "autonomous foreign entity".

                    Until September 30, 1999 one subsidiary was defined as an "autonomous foreign entity" by the U.S. GAAP and as an "integrated entity" by the Israeli GAAP. Since October 1, 1999 such subsidiary is defined as an "integrated entity" by both the Israeli and the U.S. GAAP.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -    MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
             EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.       MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

         8.   FOREIGN CURRENCY TRANSLATION (CONT'D)

              b)    TRANSLATION OF PROFIT AND LOSS ITEMS

                    IN ACCORDANCE WITH ISRAELI GAAP:

                    The financial statements of an "autonomous foreign entity" (after adjustment to the Consumer Price Index in the country of its respective residence), are being translated into NIS, at the exchange rate as of the balance sheet date ("closing rate method").

                    IN ACCORDANCE WITH U.S. GAAP:

                    In accordance with SFAS No. 52, the profit and loss accounts of an "autonomous foreign entity," are translated at the actual transaction rates or the average rate for the period.

       9.     PRE-OPENING HOTEL EXPENSES

              IN ACCORDANCE WITH ISRAELI GAAP:

              Pre-opening expenses of a hotel (mainly - employee training, testing of hotel systems and preparation of the hotel for opening) are stated at cost and are amortized over a three-year period from commencement of full scale operations.

              IN ACCORDANCE WITH U.S. GAAP:

              In accordance with the statement of Position ("SOP") 98-5. "Reporting on the costs of start-up activities", all non-governmental entities expense costs of start-up activities (pre-opening, pre-operating and organizational costs), are expensed as incurred.

       10.    VENTURE CAPITAL INVESTMENTS

              IN ACCORDANCE WITH ISRAELI GAAP:

              Venture capital fund's investments in venture capital investments, are presented according to their cost less a provision for an impairment, if necessary.

              IN ACCORDANCE WITH U.S. GAAP:

              Venture capital fund's investments are presented at fair value.

       11.    CAPITALIZATION OF FINANCE COSTS

              IN ACCORDANCE WITH ISRAELI GAAP:

              According to Statement No. 3, issued by the Israeli Accounting Standards Board ("IASB"), the amount of finance costs to be capitalized for qualifying assets is intended to be that portion of the finance cost in real terms, including exchange rate differences, incurred during the assets' construction period.

              IN ACCORDANCE WITH U.S. GAAP:

              Finance costs which are eligible for capitalization for qualifying assets include only the interest costs, and don't include exchange rate differences.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
              EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.       MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

         12.  IMPLEMENTATION OF THE EQUITY METHOD

              In circumstances where the company's ownership in an investee is in the form of preferred securities or other senior securities, the Company recognizes equity method losses based on the ownership level of the particular investee securities or loans held by the Company to which the equity method losses are being applied.

              Investment previously accounted for on the cost basis which become qualified for use of the equity method, by an increase in the level of ownership as a result of acquisition of additional voting stock of the investee by the company or by changing the investee's status because of no longer meeting the applicable Venture Capital Investment Fund conditions, is treated as follows:

              IN ACCORDANCE WITH ISRAELI GAAP:

              a. The company (the Investor) should implement the equity method only from the date the investment become qualified for use the equity method (i.e. from the date the change occurred) and thereafter. Restatement of previous years' data, presented within the financial statements, is not required or permitted.

              b. Goodwill is amortized periodically over its respective estimated useful life, and is reviewed currently, for impairment.

              c. A provision for a decline in the fair value of an investment in an autonomous foreign company, included on the equity basis, is charged directly against any credit balance in the capital reserve for translation adjustments previously recorded, in respect of this investment and up to that amount. The amount of the required provision in excess of the capital reserve for translation adjustments, is charges to operation.

              IN ACCORDANCE WITH U.S. GAAP:

              a. The investment, results of operations (current and prior periods presented) and retained earnings of the company, should be adjusted, retroactively, by applying accounting of a step-by-step acquisition of the investee's stock.

              b. Goodwill determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, (but before January 1, 2002) is not amortized but is tested for impairment together with the entire investment, as a whole. Goodwill acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment until January 1, 2002. After that date the goodwill is no longer amortized but rather tested, at least annually, for impairment.

                    Goodwill related to equity method investees was amortized until January 1, 2002, from that day on the remainder of goodwill was ceased to be amortized but was steel being tested for impairment under the provisions of APB18.

              c. Capital reserves for translation adjustments are realized only upon sale or upon complete or substantially complete liquidation of an investment in a foreign entity. Realization of such capital reserve as a result of recording a provision for a decline in fair value, is prohibited.

       13. TRANSACTIONS BETWEEN COMPANIES UNDER COMMON CONTROL - PROVISION FOR IMPAIRMENT LOSS

              The Company recorded fixed asset that was acquired, in 1999, from a controlling party, at its carrying amount in the controlling party's financial statements at the date of acquisition. This carrying amount reflects a provision for a possible decline in its value, that was recorded, in anticipation of the transaction and based on the transaction's price, in the financial statements of the controlling party, that were prepared in accordance with Israeli GAAP.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
              EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.       MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

       13. TRANSACTIONS BETWEEN COMPANIES UNDER COMMON CONTROL - PROVISION FOR IMPAIRMENT LOSS (CONT'D)

              IN ACCORDANCE WITH U.S. GAAP:

              According to SFAS 121, since estimate future cash flows expected to result from the use of this fixed asset (acquired from the controlling party), within the Group, were not less than the asset's carrying amount, an impairment loss should not be recognized, in accordance with U.S. GAAP. Therefore, the provision was reversed.

       14.    IMPAIRMENT OF INVESTMENTS

              IN ACCORDANCE WITH ISRAELI GAAP:

              According to the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel ("Opinion 68"), if there is a decline in the fair value (not of a temporary nature) of an investment in an investee company (including subsidiaries), a provision for the decline in value is provided. If the investee company is a foreign autonomous entity the provision provided is charged directly against any credit balance of cumulative foreign currency translation adjustment, previously recorded in respect of this investment . The excess of the required provision over the balance of the cumulative foreign currency translation adjustment is charged to the statement of operations. The provision provided, is attributed, in the consolidated financial statement of the Company, to the subsidiary's assets value.

              IN ACCORDANCE WITH U.S. GAAP:

              The provision set forth in APB 18, in respect of provision for decline in investment's value refer to investments in affiliates only (not to subsidiaries).


       15.    CAPITALIZATION OF LEASE PAYMENTS

              IN ACCORDANCE WITH ISRAELI GAAP:
              Lease payments occurred in the pre-operation period, have been capitalization to the cost of the assets.

              IN ACCORDANCE WITH U.S. GAAP:
              Lease payments made during a construction or other under-utilized period in a lease term are not capitalized as part of the cost of the asset.

       16.    SALE OF PLANT GAIN RECOGNITION

              As for the description of the sale of plant - see note 31A

              IN ACCORDANCE WITH THE ISRAELI GAAP:
              A gain from a sale transaction is recognized only after providing an acceptable level of assurance of the existence and amount of the gain. Gain generation process is deemed to be culminated when:
              (i) realized (assets are exchanged for cash or claim to cash) or realizable (ii) the seller has substantially accomplished what it must do in order to be entitled to the benefits represented by the gain. Gain from business' sale transactions should be recognized, generally, when the following conditions have been satisfied: (i) the seller has transferred to the buyer the significant risks and rewards of ownership; (ii) the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the assets/business sold;
              (iii) any major uncertainties as to ultimate realization of profit have been removed and the amount of the gain can be measured reliably; and (iv) it is probable that the economic benefits associated with the transaction will flow to the seller and the collection of the sale price is reasonably assured. In light of the above mentioned , the gain was recognized in the Company's 2002 financial statements.

              IN ACCORDANCE WITH U.S. GAAP:
              Gain from such sale of business should not be recognized unless all consideration was in the hand of the seller at the balance sheet date. Since in the Ma'alot transaction, a significant portion of the cash consideration was, according to the buyer request, deposited in escrow, for future release, in order to secure the potential purchase price adjustments, that may be required (if any), the gain on the sale will be recognized, for US GAAP purposes, in the Company's 2003 financial statements.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
              EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.       MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

       17.    EARNINGS PER SHARE

              IN ACCORDANCE WITH ISRAELI GAAP:

              a) Share options and shares issued to employees for consideration of non-recourse loans (that are treated as options) are included in the computation of basic earnings per share only if their exercise is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the exercising price of the stock options into shares or the present value of the repayment amount of the loans granted for the purchase of such shares, as applicable.

              b) Share options exercised during a reported period are considered as exercised as at the latest of the beginning of such period or the option issuing date.

              c) Share options (including shares for consideration of non-recourse loans), whose exercise is not probable, are nevertheless considered as exercised, for the purpose of calculating the diluted earnings per share, and same, in addition to the outstanding shares, whereas the basic earnings are adjusted for "notional interest" resulting out of such option exercise.

              IN ACCORDANCE WITH U.S. GAAP:

              a) In accordance with SFAS No. 128, Basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the year, only, without taking into consideration any convertible securities.

              b) Share options exercised during a reported period are considered as exercised as at the date of their respective exercise.

              c) Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, plus the dilution potential of the outstanding options exercisable into shares during the year (including shares issued for consideration of non-recourse loans). Income (loss) from continuing operations is used as the "control number" for determining whether potential common shares are dilutive of anti-dilutive. The number of shares is adjusted by the "notional repurchase" of treasury shares using the consideration of the options potentially exercised or the potential repayment amount of the loans granted for the purchase of such shares, as applicable).

         18.  RECENTLY ISSUED ACCOUNTING STANDARDS

              In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

              In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
              EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.       MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

         18.  RECENTLY ISSUED ACCOUNTING STANDARDS (CONT'D)

              The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

              In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. See Note 20 for the required disclosures.

              In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

              In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

              In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s),
              (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
              EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.       MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

         18.  RECENTLY ISSUED ACCOUNTING STANDARDS (CONT'D)

              The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company is currently evaluating the effect of EITF 00-21 on the consolidated financial statements.

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

         1.   STATEMENTS OF OPERATIONS

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                  SUB-       2002         2001        2000
                                                                                         ------------  ----------  -----------
                                                                               SECTION        ADJUSTED NIS (THOUSANDS)
                                                                          ------------   -------------------------------------

                NET INCOME (LOSS) FROM CONTINUING OPERATIONS
                AS REPORTED ACCORDING TO ISRAELI GAAP                                       (27,219)     23,405      (34,351)
                                                                                         ------------  ----------  -----------

                Deferred taxes in respect of inflation adjustments         A.3.a.              (831)     (1,520)      (1,360)
                Deferred taxes in respect of acquisition of
                  subsidiary company                                       A.3.c.                 -        (521)            -
                Marketable securities                                      A.5.                 551        (747)       1,369
                Issuance of shares by investee in a development
                stage  to third party                                      A.7.                   -           -       (1,855)
                Translation of profit and loss items                       A.8.b.             1,994        (110)         627
                Pre-opening Costs                                          A.9.               3,813      (6,152)       1,203
                Venture capital investments                                A.10.                  -       1,024       (1,024)
                Capitalization of finance costs                            A.11.             (1,882)    (20,469)       9,694
                Implementation of the equity method *                      A.12.             (6,157)     (4,049)      (1,028)
                Impairment                                                 A.14.             11,927           -            -
                Capitalization of lease payments                           A.15.              1,908           -            -
                                                                                         ------------  ----------  -----------

                LOSS FROM CONTINUING OPERATION
                 ACCORDING TO U.S. GAAP                                                     (19,712)     (9,139)     (26,725)
                                                                                         ------------  ----------  -----------

                NET INCOME FROM DISCONTINUING OPERATION
                 ACCORDING TO ISRAELI GAAP                                                   90,693      34,587       77,940
                Sale of plant                                              A.16.            (37,863)          -            -
                                                                                         ------------  ----------  -----------

                NET INCOME FROM DISCONTINUING OPERATION
                 ACCORDING TO U.S. GAAP                                                      52,830      34,587       77,940
                                                                                         ------------  ----------  -----------

                NET INCOME                                                                   33,118      25,448       51,215
                                                                                         ============  ==========  ===========

                *  Restated (See sub-section A.12).

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -    MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
             EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

         1.   STATEMENTS OF OPERATIONS (CONT'D)

              EARNINGS PER ORDINARY SHARE (NIS 0.05 PAR VALUE)

                                                                                                       ADJUSTED NIS
                                                                                            ---------------------------------
              1. Basic earnings (loss) per ordinary share:
                                                                                                   YEAR ENDED DECEMBER 31,
                                                                                            ---------------------------------
                                                                                                2002       2001          2000
                                                                                            --------   --------      --------
                 As reported, according to Israeli GAAP (adjusted NIS) from:

                    Continuing operations                                                     (1.63)      1.40         (2.06)
                    Discontinuing operations                                                   5.43       2.07          4.67
                                                                                            --------   --------      --------
                                                                                               3.80       3.47          2.61
                                                                                            ========   ========      ========
                 As per U.S. GAAP (adjusted NIS) from:

                    Continuing operations                                                     (1.18)     (0.55)        (1.60)
                    Discontinuing operations                                                   3.16       2.07          4.67
                                                                                            --------   --------      --------
                                                                                               1.98       1.52          3.07
                                                                                            ========   ========      ========

                 Weighted average number of shares and share equivalents
                   under U.S. GAAP (in thousands)                                            16,691     16,691        16,689
                                                                                            ========   ========      ========

             2. Diluted earnings (loss) per ordinary share:

                                                                                                   YEAR ENDED DECEMBER 31,
                                                                                            ---------------------------------
                                                                                                2002       2001          2000
                                                                                            --------   --------      --------

                 As reported, according to Israeli GAAP (adjusted NIS) from:

                    Continuing operations                                                     (1.69)      1.40         (2.06)
                    Discontinuing operations                                                   5.20       2.07          4.67
                                                                                            --------   --------      --------
                                                                                               3.51       3.47          2.61
                                                                                            ========   ========      ========

                 As per U.S. GAAP (adjusted NIS) from:

                    Continuing operations                                                     (1.18)     (0.55)        (1.60)
                    Discontinuing operations                                                   3.16       2.07          4.67
                                                                                            --------   --------      --------
                                                                                               1.98       1.52          3.07
                                                                                            ========   ========      ========

                 Weighted average number of shares and share equivalents
                   under U.S. GAAP (in thousands)                                            16,691    16,695        16,691
                                                                                            ========   ========      ========


                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 33 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
              EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

         2.   BALANCE SHEETS

                                                                                 DECEMBER 31,
                                                ------------------------------------------------------------------------------
                                                               2002                                     2001
                                                ----------------------------------     ---------------------------------------
                                                    AS     RECONCILI-      AS PER         AS        RECONCILI-       AS PER
                                                REPORTED     ATIONS      U.S. GAAP     REPORTED       ATIONS       U.S. GAAP
                                                --------   ----------    ---------     --------     ----------   -------------
                                                                           ADJUSTED NIS (THOUSANDS)
                                                ------------------------------------------------------------------------------

     Investments, loans and long-term
       receivables, net                           352,480     (41,064)     311,416        357,990       (41,064)       316,926
     Investments in affiliated company *           32,510      (9,778)      22,732              -        23,571         23,571
     Venture capital investments                        -           -            -         29,518       (27,845)         1,673
     Fixed assets, net                          1,637,656      14,137    1,653,793      1,359,870        (6,776)     1,353,094

     Other assets, net                             12,234      29,510       41,744         11,927        23,043         34,970
     Assets related to discontinuing
       operation                                  114,134      42,226      156,360        190,521             -        190,521

     Total assets                               2,443,341      35,031    2,478,372      2,437,989       (29,071)     2,408,918

     Non-current deferred income
      tax liability (asset), net                     (154)     50,209       50,055          8,080        44,787         52,867
     Liabilities related to discontinuing
      operation                                   110,553      80,089      190,642        255,438             -        255,438
     Minority interest                             29,568      (5,796)      23,772         27,916        (5,143)        22,773

     Capital reserve                                    -       2,339        2,339              -         2,890          2,890
     Foreign currency
      translation adjustments *                    38,817         215       39,032          3,407        (9,937)        (6,530)
     Investment in parent company's shares              -     (41,064)     (41,064)             -       (41,064)       (41,064)
     Retained earnings *                          253,945     (50,961)     202,984        278,280       (20,605)       257,675

     Total shareholders' equity                 1,021,407     (89,471)     931,936      1,010,332       (68,716)       941,616


      *  Restated (See sub-section A.12).

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
              EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

         2.   BALANCE SHEETS (CONT'D)

         RECONCILIATION AS OF DECEMBER 31, 2002

         ITEM \ SUBSECTION          A.3.A.    A.3.C.    A.5.      A.6.     A.7.     A.8.A.   A.8.B.    A.9.     A.11.     A.12.
                                  --------   -------  -------   -------  -------   -------  -------  ------  ---------  ---------
                                                                                ADJUSTED NIS (THOUSANDS)
                                  -----------------------------------------------------------------------------------------------
    Investment and loans                -         -        -   (41,064)       -         -        -        -        -         -
    Investments in affiliated
      Companies                         -         -        -         -        -         -        -        -        -    (9,778)
    Fixed assets, net                   -         -        -         -        -         -        -        -  (11,468)        -
    Other assets, Net              10,818    24,071        -         -        -         -        -   (5,379)       -         -
    Assets related to
      discontinuing operations          -         -        -         -        -         -        -        -        -         -

    Total assets                   10,818    24,071        -   (41,064)       -         -        -   (5,379) (11,468)   (9,778)

    Non-current deferred
     income tax liability, net     23,536    24,655        -         -        -         -        -        -      449         -
    Liabilities related to
      discontinuing operations          -         -        -         -        -         -        -        -        -         -
    Minority interest              (5,796)        -        -         -        -         -        -        -        -         -
    Capital reserve                     -         -   (1,173)        -    3,512         -        -        -        -         -
    Foreign currency
     translation adjustments          547       (63)       -         -        -   (10,063)  (2,512)  (1,116)     740     1,456
    Investment in parent
      company's shares                  -         -        -   (41,064)       -         -        -        -        -         -
    Retained earnings              (7,469)     (521)   1,173         -   (3,512)   10,063    2,512   (4,263) (12,657)  (11,234)

    Total shareholders' equity     (6,922)     (584)       -   (41,064)       -         -        -   (5,379) (11,917)   (9,778)




                                    A.13.    A.14.      A.15.    A.16.    TOTAL
                                  --------  -------   --------  -------  ------------
                                              ADJUSTED NIS NIS HOUSANDS)
                                  ---------------------------------------------------
    Investment and loans               -        -          -        -   (41,064)
    Investments in affiliated
      Companies                        -        -          -        -    (9,778)
    Fixed assets, net              4,360   23,153     (1,908)       -    14,137
    Other assets, Net                  -        -          -        -    29,510
    Assets related to
      discontinuing operations         -        -          -   42,226    42,266
    Total assets                   4,360   23,153     (1,908)  42,226    35,031

    Non-current deferred
     income tax liability, net     1,569        -          -        -    50,209
    Liabilities related to
      discontinuing operations         -        -          -   80,089    80,089
    Minority interest                  -        -          -        -    (5,796)
    Capital reserve                    -        -          -        -     2,339
    Foreign currency
     translation adjustments           -   11,226          -        -       215
    Investment in parent
      company's shares                 -        -          -        -   (41,064)
    Retained earnings              2,791   11,927     (1,908) (37,863) (50,961)

    Total shareholders' equity     2,791   23,153     (1,908) (37,863)  (89,471)





                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
              EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

         RECONCILIATION AS OF DECEMBER 31, 2001

         ITEM \ SUBSECTION                    A.3.A.    A.3.C.    A.5.      A.6.     A.7.     A.8.A.   A.8.B.    A.9.     A.11.
                                            --------   -------  -------   -------  -------   -------  -------  ------  ---------
                                                                               ADJUSTED NIS (THOUSANDS)
                                            --------------------------------------------------------------------------------------

         Investment and loans                     -         -        -   (41,064)        -         -         -        -         -
         Investment in affiliated companies       -         -        -         -         -         -         -        -         -
         Investment in venture capital
          affiliated company                      -         -        -         -         -         -         -        -         -
         Fixed assets, net                        -         -        -         -         -         -         -        -   (11,136)
         Other assets, Net                    9,648    21,371        -         -         -         -         -   (7,976)        -

         Total assets                         9,648    21,371        -   (41,064)        -         -         -   (7,976)  (11,136)

         Non-current deferred income
          tax liability, net                 21,082    21,891        -         -         -         -         -        -       245
         Minority interest                   (5,143)        -        -         -         -         -         -        -         -
         Capital reserve                          -         -     (622)        -     3,512         -         -        -         -
         Foreign currency translation
          adjustments                           347         -        -         -         -   (10,063)     (518)     100      (606)
         Investment in parent
           company's shares                       -         -        -   (41,064)        -         -         -        -         -
         Retained earnings                   (6,638)     (521)     622         -    (3,512)   10,063       518   (8,076)  (10,775)

         Total shareholders' equity          (6,291)     (521)       -   (41,064)        -         -         -   (7,976)  (11,381)

         ITEM \ SUBSECTION                    A.12.        A.13.    TOTAL
                                            ---------    --------  ------------
                                                  ADJUSTED NIS (THOUSANDS)
                                            -----------------------------------

         Investment and loans                       -         -     (41,064)
         Investment in affiliated companies    23,571         -      23,571
         Investment in venture capital
          affiliated company                  (27,845)        -     (27,845)
         Fixed assets, net                          -     4,360      (6,776)
         Other assets, Net                          -         -      23,043

         Total assets                          (4,274)    4,360     (29,071)

         Non-current deferred income
          tax liability, net                        -     1,569      44,787
         Minority interest                          -         -      (5,143)
         Capital reserve                            -         -       2,890
         Foreign currency translation
          adjustments                             803         -      (9,937)
         Investment in parent
           company's shares                         -         -     (41,064)
         Retained earnings                     (5,077)    2,791     (20,605)

         Total shareholders' equity            (4,274)    2,791     (68,716)

         SUBSECTION:
         -----------
         A.3.a. Deferred taxes in respect of inflation  adjustments.
         A.3.c. Deferred taxes in respect of acquisition of subsidiary company
         A.5.   Marketable securities.
         A.6.   Investment in parent Company's shares.
         A.7. Issuance of shares by investee in a development stage to third party.
         A.8.a. Conditions   necessary  to  be  considered  as  an "autonomous
                foreign entity".
         A.8.b. Translation of profit and loss items.
         A.9.   Pre-opening  Costs.
         A.11.  Capitalization  of finance costs.
         A.12.  Implementation of the equity method.
         A.13. Transactions between companies under common control - Provision for impairment loss.
         A.14.  Impairment.
         A.15.  Capitalization of lease payments.
         A.16.  Sale of plant.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
              EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

         3.   STATEMENT OF CASH FLOWS

              The statements of cash flows are prepared according to Israeli GAAP which differs on certain issues from U.S. GAAP, as follows:

              a)     Supplemental information required according to U.S. GAAP:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------------
                                                                                 2002            2001              2000
                                                                          -----------    ------------    --------------
                                                                                     ADJUSTED NIS (THOUSANDS)
                                                                          ----------------------------------------------
                       Interest paid                                          30,251          33,044            25,299
                                                                          ===========    ============    ===============

                       Income tax paid                                         4,483           4,281            27,754
                                                                          ===========    ============    ===============

              b)     Short-term investments and deposits:

                     ACCORDING TO ISRAELI GAAP:

                     The changes in short-term deposits and investments are presented in net amounts, which are composed of purchases, sales and gain or loss derived from such deposits and investments.

                     ACCORDING TO U.S. GAAP:

                     Purchases and sales of short-term deposits and investments should be classified separately, unless such deposits and investments are for periods less than three months.

                     Following details regarding the investments and proceeds from deposits and investments:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------------
                                                                                 2002            2001              2000
                                                                          -----------    ------------    --------------
                                                                                     ADJUSTED NIS (THOUSANDS)
                                                                          ----------------------------------------------
                       Investment                                              1,600          12,329            86,919
                                                                          ===========    ============    ===============

                       Sale proceeds*                                          3,508         113,534           161,737
                                                                          ===========    ============    ===============

                     *      Including interest.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
              EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

         3.   STATEMENT OF CASH FLOWS (CONT'D)

              c) Effect of exchange rate changes on cash and cash equivalents:

                     ACCORDING TO ISRAELI GAAP:

                     The statement shall report the effect of exchange rate changes on cash balances held in foreign currencies, only in "autonomous foreign entities", in a separate part of the reconciliation of the change in cash and cash equivalents during the period.

                     ACCORDING TO U.S. GAAP:

                     The statement shall report the effect of exchange rate changes on all cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period.

                                                                                      YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------------
                                                                                 2002            2001              2000
                                                                          -----------    ------------    --------------
                                                                                     ADJUSTED NIS (THOUSANDS)
                                                                          ----------------------------------------------
                       As reported, according to Israeli GAAP                  2,227           3,106            (1,150)

                       Reconciliation as per U.S. GAAP (*)                     5,349          23,190            (9,337)
                                                                          -----------    ------------    --------------

                                                                               7,576          26,296           (10,487)
                                                                          ===========    ============    ===============


                       (*) As per U.S. GAAP these amounts  reduce the cash flows
                           from operating activities.

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
              EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

         4.   PROPORTIONATE CONSOLIDATION

              Summarized   data   regarding   the   differences    between   the
              proportionate consolidation method and the equity method:

                                                                     AS REPORTED IN       EFFECT OF
                                                                     THESE FINANCIAL    PROPORTIONATE        EQUITY
                                                                       STATEMENTS       CONSOLIDATION        METHOD
                                                                     --------------   -----------------   ---------------
                                                                                     ADJUSTED NIS (THOUSANDS)
                                                                     ----------------------------------------------------
           DECEMBER 31, 2002:
           BALANCE SHEET:
           Current assets                                                    294,327           (29,726)         264,601
           Non-current assets                                              2,034,880          (471,933)       1,562,947
           Assets related to discontinuing  operation                        114,134                 -          114,134
           Current liabilities                                               642,494          (133,025)         509,469
           Non-current liabilities                                           668,887          (368,634)         300,253
           Liabilities related to discontinuing operation                    110,553                 -          110,553

           STATEMENT OF OPERATIONS:
           Revenues                                                          212,188          (138,416)          73,772
           Gross profit                                                       75,003           (52,143)          22,860
           Operating  loss                                                   (21,670)          (11,338)         (33,008)

           STATEMENT OF CASH FLOWS FROM
                CONTINUING OPERATION:
           Net cash provided by (used in) operating activities                 3,826            (7,414)          (3,588)
           Net cash used in investing activities                            (176,453)           27,020         (149,433)
           Net cash used in financing activities                             (52,751)          (19,035)         (71,786)


           DECEMBER 31, 2001:

           BALANCE SHEET:
           Current assets                                                    488,163           (24,363)         463,800
           Non-current assets                                              1,759,305          (396,299)       1,363,006
           Assets related to discontinuing  operation                        190,521                 -          190,521
           Current liabilities                                               524,313           (75,465)         448,848
           Non-current liabilities                                           647,906          (345,197)         302,709
           Liabilities related to discontinuing operation                    255,438                 -          255,438

           STATEMENT OF OPERATIONS:
           Revenues                                                          152,119           (79,177)          72,942
           Gross profit                                                       46,976           (29,454)          17,522
           Operating loss                                                    (15,501)          (12,640)         (28,141)

           STATEMENT OF CASH FLOWS FROM
             CONTINUING OPERATION:
           Net cash provided by operating activities                          23,461           (12,872)          10,589
           Net cash used in investing activities                            (175,026)           90,085          (84,941)
           Net cash provided by (used in) financing activities                14,862           (75,135)         (60,273)


                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
              EFFECT   ON   THE   FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

         5.   ADDITIONAL INFORMATION ACCORDING TO U.S. GAAP

         a.   THE EFFECT OF PRO FORMA DATA CALCULATED ACCORDING TO SFAS NO. 123:

              (i)   Under  U.S.  GAAP  the  Company  applies  APB  - 25  in  its financial statements and in certain events Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company is required to disclose pro forma data according to SFAS 123. Therefore, had compensation expense for shares granted under the Company's Incentive Shares Plan described in Note 17, been determined based on the fair value at the date of grant, consistent with the method of SFAS 123. The Company's net income and earnings per Ordinary Share would have changed to the pro forma amounts indicated below.

              (ii) The Company applies the Black-Scholes model to estimate fair value of the incentive shares, utilizing the following assumptions:

                    1.   Dividend yield of zero percent

                    2.   Risk free interest rate of 6%

                    3. Expected lives of 5 years as of the date of grant for options and shares.

                    4. Expected volatility of approximately 24% as of the date of grant.

                    For pro forma disclosure, the fair value of the share options, as estimated, is amortized over the period of the benefit.

              (iii) Pro forma Data consists as follows:

                                                                                            YEAR ENDED DECEMBER 31,
                                                                               --------------------------------------------
                                                                                    2002           2001           2000
                                                                               --------------  -------------  -------------
                                                                                           ADJUSTED NIS (THOUSANDS)
                                                                               --------------------------------------------

           Net income according to U.S GAAP                                           33,118         25,448         51,215
           Add: application of compensation expenses
             according to Statement 123                                               (1,058)           (47)             -
                                                                               --------------  -------------  -------------
           Pro forma net income                                                       32,060         25,401         51,215
                                                                               ==============  =============  =============
           Earnings per ordinary share (NIS 0.01 par value),
             as reported according to Israeli GAAP - basic and diluted                  1.98           3.47           3.07
                                                                               ==============  =============  =============
           Earning  per ordinary share (NIS 0.01 par value),
             pro forma - basic and diluted                                              1.92           1.52           3.07
                                                                               ==============  =============  =============

                                                                 Elscint Limited
                                                        and subsidiary companies
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 -     MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
              EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

         5.   ADDITIONAL INFORMATION ACCORDING TO U.S. GAAP (CONT'D)

         b.   VALUATION ALLOWANCE OF DEFERRED TAX ASSETS

              The differences between Israeli GAAP and U.S. GAAP as described in paragraph A.3.b above, changed the balance of the valuation allowance as follows:

                                                                                      DECEMBER 31,      DECEMBER 31,
                                                                                              2002              2001
                                                                                  ----------------    --------------
                                                                                         ADJUSTED NIS (THOUSANDS)
                                                                                  ----------------------------------
                  As reported, according to Israeli GAAP                                  178,978            155,705
                  Reconciliation as per U.S. GAAP                                          (3,442)            (6,672)
                                                                                  ----------------    --------------

                                                                                          175,536            149,033
                                                                                  ================    ==============


          c.  PRO FORMA INFORMATION

              The following consolidated unaudited pro forma information, as per U.S. GAAP, gives effect to the business combination, as described in Annex B of the consolidated statement of cash flows, as if it had occurred on January 1, 2001.

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                  ----------------------------------
                                                                                              2002              2001
                                                                                  ----------------    --------------
                                                                                         ADJUSTED NIS (THOUSANDS)
                                                                                  ----------------------------------
                 Revenues                                                                 212,188           159,005
                 Net income according to U.S. GAAP                                         33,118            26,852
                 Net basic and diluted earnings per share (adjusted NIS)                     1.98              1.61


       6.     COMPREHENSIVE INCOME

              "Comprehensive income" Composed of the change, during the current period, in Company's shareholder equity that does not derive from shareholders' investments or from the distribution of earnings to shareholders (including capital reserve from transaction with controlling shareholders).

                                                                                         YEAR ENDED DECEMBER 31,
                                                                              ------------------------------------------
                                                                                    2002            2001            2000
                                                                              ----------      ----------     -----------
                                                                                         ADJUSTED NIS (THOUSANDS)
                                                                              ------------------------------------------
                Net income according to U.S. GAAP                                33,118          25,448          51,215
                                                                              ----------      ----------     -----------
                OTHER COMPREHENSIVE INCOME (LOSS), AFTER TAX:

                Foreign currency translation adjustments                         45,562          16,983         (10,250)
                Unrealized (loss) gain from securities                             (551)            747           1,740
                                                                              ----------      ----------     -----------
                Total comprehensive income                                       78,129          43,178          42,705
                                                                              ==========      ==========     ===========


                                                                Elscint Limited
                                                       and subsidiary companies
Appendix to the Consolidated Financial Statements
--------------------------------------------------------------------------------

THE FOLLOWING TABLE SETS FORTH INFORMATION ABOUT ELSCINT'S  SIGNIFICANT INVESTEE
COMPANIES:

                                                                                                    ELSCINT'S
                                                                              COUNTRY OF            DIRECT/INDIRECT
NAME OF COMPANY                                         ABBREVIATED NAME      ORGANIZATION          OWNERSHIP (PERCENTAGE)
----------------------------------------------------    -------------------   -------------------   -----------------------
                                                                                                     EQUITY       VOTING

SUBSIDIARY AND JOINTLY CONTROLLED COMPANIES
-------------------------------------------
P.E.P. Trust Ltd.                                       ("P.E.P")              Israel                100.0        100.0
Elscint Holdings and Investments N.V.                   ("E.H.")               Netherlands           100.0        100.0
BEA Hotels N.V.                                         ("BEA")                Netherlands           100.0        100.0
BEA Hotels Eastern Europe.                              ("BHEF")               Netherlands           100.0        100.0
Tavarilla Ltd.                                          ("Tavarilla")          Jersey                50.0         50.0
Alora Ltd.                                              ("Alora")              Jersey                45.0         45.0
Andrassy 25 Kft                                         ("Andrassy")           Hungary               50.0         50.0
Park Plaza Hotel Sandton (Pty) Ltd.                     ("Sandton")            South Africa          33.3 *       33.3
Euston Road Hotel Ltd.                                  ("ERH")                Jersey                35.0         35.0
Euston Road Hotel Operator Ltd.                         ("ERO")                United Kingdom        35.0         35.0
Victory Enterprises II B.V.                             ("VE II")              Netherlands           100.0        100.0
Victory Enterprises III B.V.                            ("VE III")             Netherlands           50.0         50.0
Victoria Hotel C.V. - Limited Partnership               ("VHCV")               Netherlands           50.0         50.0
Victoria Hotel & Restaurant Investments B.V.            ("VHRI")               Netherlands           50.0         50.0
Grandis Netherlands Holding B.V.                        ("Grandis")            Netherlands           45.0         50.0
Albert Hotel Holding Ltd.                               ("Albert Holding")     Jersey                45.0         50.0
Albert Hotel Ltd.                                       ("Albert Hotel")       Jersey                45.0         50.0
Astridplaza N.V.                                        ("AP")                 Belgium               100.0        100.0
Utrecht Victoria Hotel B.V.                             ("UVH")                Netherlands           50.0         50.0
Domino International Hotels S.R.L.                      ("Domino")             Romania               100.0        100.0
SC Bucuresti Turism S.A.                                ("Bucuresti")          Romania               69.01 *      69.01 *
Sherlock Holmes Park Plaza Ltd.                         ("SHPP)                UK                    45.0         45.0
Show Hotel Holding B.V.                                 ("SHH")                Netherlands           35.0         35.0
Victoria London Hotel Holding B.V.                      ("VLH")                Netherlands           50.0         50.0
Riverbank Hotel Holding B.V.                            ("RBH")                Netherlands           45.0         45.0
Victoria Park Plaza Operator Ltd.                       ("VPPO")               UK                    50.0         50.0
S.L.S. Sails Ltd.  (formerly S.L.S. trust Ltd.)         ("SLS")                Israel                100.0        100.0
Elscint Biomedical Ltd.                                 ("EBM")                Israel                100.0        100.0
Elscint, Inc.                                           ("Elscint Inc")        United States         100.0        100.0
Elscint France SA                                       ("Elscint France")     France                100.0        100.0
Elscint Belgium NV                                      ("Elscint Belgium")    Belgium               100.0        100.0
Elscint (Asia Pacific) Ltd.                             ("Elscint Asia")       Hong Kong             100.0        100.0
Products Medico - Hospitalares Elscint Ltd.             ("Elscint Brazil")     Brazil                100.0        100.0
Elscint De Mexico S. De R.L. De C.V.                    ("Elscint Mexico")     Mexico                100.0        100.0
Gamida cell ltd (**)                                    ("Gamida")             Israel                37.1         37.1

* Effective shareholding or voting rights.

** Affiliated

JOSEPH MOSHKOVSKY                                    CERTIFIED PUBLIC ACCOUNTANT
747 THIRD AVENUE, 4TH FLOOR, NEW YORK, NY 10017-2803           ISRAEL &U. S. A.

E-MAIL:    JOSEPH@MOSHKOVSKY.COM                         TELEPHONE: 212-838-4646
           HTTP://WWW.MOSHKOVSKY.COM                     FACSIMILE: 212-838-8155

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Elscint, Inc.
New York, NY

I have audited the accompanying consolidated balance sheets of Elscint, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations and deficit and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

Except as discussed in the following paragraph, I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

I was unable to assess the collectibility of a $54 million loan receivable from an affiliate BEA Hotels NV. I am also unable to assess the collectibility of $7.9 million due from the Parent, Elscint, Limited.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ELSCINT, INC. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years then ended, in conformity with generally accepted accounting principles in the United States of America, except for the following:

The Company has a 50% investment in Elscint (Asia-Pacific) Ltd. for which it did not record 50% of the loss of Elscint (Asia-Pacific) for the period.

February 5, 2003

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                                GAMIDA CELL LTD.

                          (A DEVELOPMENT STAGE COMPANY)

We have audited the accompanying consolidated balance sheets of Gamida cell Ltd. (a development stage company) ("the Company") and its subsidiary as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002 and for the period from February 17, 1998 (date of inception) through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2001 and 2002 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002and for the period from February 17, 1998 (date of inception) through December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Tel Aviv, Israel                               KOST FORER & GABBAY
March 11, 2003                           A Member of Ernst & Young Global

ALBERT HOTEL LIMITED

INDEPENDENT AUDITORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2002
--------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF ALBERT HOTEL LIMITED
--------------------------------------------------------------------------------


We have audited the accompanying balance sheets of Albert Hotel Limited ("the Company") as of 31 December 2002 and 2001 and the statements of changes in shareholders' equity for each of the two years in the period ended 31 December 2002. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and US generally accepted auditing standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements do not contain a statement of cash flows as required by International Accounting Standard No. 7. In our opinion, information about the company's cash flows is necessary for a proper understanding of the company's state of affairs and result.

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2002 and 2001 and the changes in shareholders equity for each of the two years in the period ended 31 December 2002 in accordance with International Accounting Standards.



BDO STOY HAYWARD
--------------------------------------------------------------------------------
Chartered Accountants and Registered  Auditors
Hatfield

Date: 31 March 2003

ALORA LIMITED

INDEPENDENT AUDITORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2002
--------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF ALORA LIMITED
--------------------------------------------------------------------------------


We have audited the accompanying balance sheets of Alora Hotel Limited ("the Company") as of 31 December 2002 and 2001 and the related statements of income and the statements of changes in shareholders' equity for each of the two years in the period ended 31 December 2002. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and US generally accepted auditing standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements do not contain a statement of cash flows as required by International Accounting Standard No. 7. In our opinion, information about the company's cash flows is necessary for a proper understanding of the company's state of affairs and result.

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2002 and 2001 and the results of its operations and the changes in shareholders equity for each of the two years in the period ended 31 December 2002 in accordance with International Accounting Standards.


BDO STOY HAYWARD
--------------------------------------------------------------------------------
Chartered Accountants and Registered Auditors
Hatfield

Date: 31 March 2003

EUSTON ROAD HOTEL LIMITED

INDEPENDENT AUDITORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2002
--------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF EUSTON ROAD HOTEL LIMITED
--------------------------------------------------------------------------------


We have audited the accompanying balance sheets of Euston Road Hotel Limited ("the Company") as of 31 December 2002 and 2001 and the related statements of income and the statements of changes in shareholders' equity for each of the two years in the period ended 31 December 2002. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and US generally accepted auditing standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements do not contain a statement of cash flows as required by International Accounting Standard No. 7. In our opinion, information about the company's cash flows is necessary for a proper understanding of the company's state of affairs and result.

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2002 and 2001 and the results of its operations and the changes in shareholders equity for each of the two years in the period ended 31 December 2002 in accordance with International Accounting Standards.

BDO STOY HAYWARD

--------------------------------------------------------------------------------
Chartered Accountants and Registered Auditors
Hatfield

Date: 31 March 2003

EUSTON ROAD HOTEL OPERATOR LIMITED

INDEPENDENT AUDITORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2002

--------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF EUSTON ROAD HOTEL OPERATOR LIMITED
--------------------------------------------------------------------------------


We have audited the accompanying balance sheets of Euston Road Hotel Operator Limited ("the Company") as of 31 December 2002 and 2001 and the related statements of income and the statements of changes in shareholders' equity for each of the two years in the period ended 31 December 2002. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and US generally accepted auditing standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements do not contain a statement of cash flows as required by International Accounting Standard No. 7. In our opinion, information about the company's cash flows is necessary for a proper understanding of the company's state of affairs and result.

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2002 and 2001 and the results of its operations and the changes in shareholders equity for each of the two years in the period ended 31 December 2002 in accordance with International Accounting Standards.


BDO STOY HAYWARD
--------------------------------------------------------------------------------
Chartered Accountants and Registered Auditors
Hatfield

Date: 31 March 2003

INDEPENDENT AUDITORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2002
--------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF GRANDIS NETHERLANDS HOLDING BV
--------------------------------------------------------------------------------


We have audited the accompanying balance sheets of Grandis Netherlands Holding BV ("the Company") as of 31 December 2002 and 2001 and the related statements of income and the statements of changes in shareholders' equity for each of the two years in the period ended 31 December 2002. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and US generally accepted auditing standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements do not contain a statement of cash flows as required by International Accounting Standard No. 7. In our opinion, information about the company's cash flows is necessary for a proper understanding of the company's state of affairs and result.

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2002 and 2001 and the results of its operations and the changes in shareholders equity for each of the two years in the period ended 31 December 2002 in accordance with International Accounting Standards.



BDO STOY HAYWARD
--------------------------------------------------------------------------------
Chartered Accountants and Registered Auditors
Hatfield

Date: 31 March 2003

SHERLOCK HOLMES PARK PLAZA LIMITED

INDEPENDENT AUDITORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2002
--------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF SHERLOCK HOLMES PARK PLAZA LIMITED
--------------------------------------------------------------------------------


We have audited the accompanying balance sheets of Sherlock Holmes Park Plaza Limited ("the Company") as of 31 December 2002 and 2001 and the related statements of income and the statements of changes in shareholders' equity for each of the two years in the period ended 31 December 2002. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and US generally accepted auditing standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements do not contain a statement of cash flows as required by International Accounting Standard No. 7. In our opinion, information about the company's cash flows is necessary for a proper understanding of the company's state of affairs and result.

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2002 and 2001 and the results of its operations and the changes in shareholders equity for each of the two years in the period ended 31 December 2002 in accordance with International Accounting Standards.



BDO STOY HAYWARD
--------------------------------------------------------------------------------
Chartered Accountants and Registered Auditors
Hatfield

Date: 31 March 2003

VICTORIA PARK PLAZA OPERATOR LIMITED

INDEPENDENT AUDITORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2002
--------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF VICTORIA PARK PLAZA OPERATOR LIMITED
--------------------------------------------------------------------------------

We have audited the accompanying balance sheets of Victoria Park Plaza Operator Limited ("the Company") as of 31 December 2002 and 2001 and the related statements of income and the statements of changes in shareholders' equity for each of the two years in the period ended 31 December 2002. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and US generally accepted auditing standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements do not contain a statement of cash flows as required by International Accounting Standard No. 7. In our opinion, information about the company's cash flows is necessary for a proper understanding of the company's state of affairs and result.

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2002 and 2001 and the results of its operations and the changes in shareholders equity for each of the two years in the period ended 31 December 2002 in accordance with International Accounting Standards.

BDO STOY HAYWARD
--------------------------------------------------------------------------------
Chartered Accountants and Registered  Auditors
Hatfield

Date: 31 March 2003

To the shareholders
Bea Hotels Eastern Europe
Amsterdam, The Netherlands

Independent Auditor's Report
----------------------------

We have audited the accompanying balance sheet of Bea Hotels Eastern Europe (the Company) as at December 31, 2002, and the related statements of operations, cash flow and changes in equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations, its cash flow and changes in equity for the year then ended in conformity with international accounting standards.

Without further qualifying our opinion we draw attention to the following:

         o As of December 31, 2002, the Company has an accumulated deficit of KROL 27,515,607, its current liabilities exceed its current assets by KROL 108,089,762 and its total liabilities exceed its total assets by KROL 33,542,227. B.E.A. Hotels N.V. has indicated that it will provide continuing financial support to the Company to meet all its obligations and liabilities as and when the need arises. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         o As described in Note 8, there are some proceedings presently conducted which relate to the cancellation of the tender on which privatisation of Bucuresti Turism was based and also to a partial cancellation of the share pledge and guarantee agreement concluded by and between Domino and the bank which financed the acquisition of those shares in December 2000.

On the basis of legal advice, the management does not anticipate that any materially adverse consequences or negative outcome will result for Domino or its subsidiary S.C. Bucuresti S.A. Turism out of these investigations.

Bucharest, Romania
March 17, 2003

To the shareholders
S.C. Bucuresti Turism S.A.
Bucharest, Romania

                          INDEPENDENT AUDITOR'S REPORT

We have audited the balance sheet of S.C. Bucuresti Turism S.A. (Bucuresti Turism) as at December 31, 2002 and the related statements of operations, cash flow and changes in equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of S.C. Bucuresti Turism S.A. as of December 31, 2002, and the results of its operations, its cash flow and changes in shareholders' equity for the year then ended, in conformity with international accounting standards.

Without qualifying our opinion we draw attention to Note 17 to the financial statements: various proceedings are being conducted in Romania, which may detrimentally affect Bucuresti Turism and/or its shareholders, which seek to challenge the validity of certain resolutions adopted by the shareholders of Bucuresti Turism.

Based on legal advice, the management does not anticipate that any materially adverse consequences or negative outcome will result for Bucuresti Turism out of the proceedings described in Note 17 and is of the opinion that these claims do not significantly affect Domino's rights in and to Bucuresti Turism's shares and in the Bucuresti Complex owned by Bucuresti Turism.

Bucharest, Romania
March 17, 2003

To the shareholder
S.C. Domino International Hotels S.R.L.
Bucharest, Romania

INDEPENDENT AUDITOR'S REPORT
----------------------------

We have audited the balance sheet of S.C. Domino International Hotels S.R.L. (Domino) as at December 31, 2002 and the related statements of operations, cash flow and changes in equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of S.C. Domino International Hotels S.R.L. as of December 31, 2002, and the results of its operations, its cash flow and changes in shareholders' equity for the year then ended, in conformity with International Accounting Standards.

Without qualifying our opinion we draw attention to the following:

         o As of December 31, 2002, the Company has an accumulated deficit of KROL 90,300,904 and, as of that date, the Company's current liabilities exceed its current assets by KROL 1,116,006,019 and its total liabilities exceed its total assets by KROL 88,550,631. The ultimate Parent, B.E.A. Hotels N.V. has indicated that it will provide continuing financial support to the Company to meet all its obligations and liabilities as and when the need arises. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         o As described in Note 15, paragraphs A1 and B, there are some proceedings presently conducted which relate to the cancellation of the tender on which privatisation of Bucuresti Turism was based and also to a partial cancellation of the share pledge and guarantee agreement concluded by and between Domino and the bank which financed the acquisition of those shares in December 2000.

On the basis of legal advice, the management does not anticipate that any materially adverse consequences or negative outcome will result for Domino or its subsidiary S.C. Bucuresti S.A. Turism out of these investigations.

Bucharest, Romania
March 17, 2003

                                AUDITOR'S REPORT

INTRODUCTION

We have audited the 2002 financial statements of Elscint Biomedical International N.V., Amsterdam. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with International and U.S. generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the entity as at 31 December 2002 and of the result for the year then ended in accordance with International Accounting Standards.

Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN



Drs. J.D.G. Noach RA

                                AUDITOR'S REPORT

INTRODUCTION

We have audited the 2002 financial statements of Elscint Holdings & Investment N.V., Amsterdam. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with International and U.S. generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the entity as at 31 December 2002 and of the result for the year then ended in accordance with International Accounting Standards.


Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN



Drs. J.D.G. Noach RA

                                AUDITOR'S REPORT

INTRODUCTION

We have audited the 2002 financial statements of B.E.A. Hotels N.V., Amsterdam. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.


SCOPE

We conducted our audit in accordance with International and U.S. generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the entity as at 31 December 2002 and of the result for the year then ended in accordance with International Accounting Standards.


Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN



Drs. J.D.G. Noach RA

                                AUDITOR'S REPORT

INTRODUCTION

We have audited the 2002 financial statements of Victory Enterprises II B.V., Amsterdam. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with International and U.S. generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the entity as at 31 December 2002 and of the result for the year then ended in accordance with International Accounting Standards.


Amsterdam, 27 March 2003

mazars paardekooper hoffman



Drs. J.D.G. Noach RA

                                AUDITOR'S REPORT

INTRODUCTION

We have audited the 2002 financial statements of Victoria Hotel and Restaurant Investment B.V., Amsterdam. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with International and U.S. generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the entity as at 31 December 2002 and of the result for the year then ended in accordance with International Accounting Standards.


Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN


Drs. J.D.G. Noach RA

                                AUDITOR'S REPORT

INTRODUCTION

We have audited the 2002 financial statements of Victoria Hotel and Restaurant Management Services B.V., Amsterdam. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with International and U.S. generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the entity as at 31 December 2002 and of the result for the year then ended in accordance with International Accounting Standards.


Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN


Drs. J.D.G. Noach RA

                                AUDITOR'S REPORT

INTRODUCTION

We have audited the 2002 financial statements of Victoria Hotel C.V., Amsterdam. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.


SCOPE

We conducted our audit in accordance with International and U.S. generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the entity as at 31 December 2002 and of the result for the year then ended in accordance with International Accounting Standards.


Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN



Drs. J.D.G. Noach RA

                                AUDITOR'S REPORT

INTRODUCTION

We have audited the 2002 financial statements of Utrecht Victoria Hotel B.V., Utrecht. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with International and U.S. generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the entity as at 31 December 2002 and of the result for the year then ended in accordance with International Accounting Standards.


Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN



Drs. J.D.G. Noach RA

                                AUDITOR'S REPORT

INTRODUCTION

We have audited the 2002 financial statements of Astrid Hotel Holding B.V., Amsterdam. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with International and U.S. generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the entity as at 31 December 2002 and of the result for the year then ended in accordance with International Accounting Standards.


Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN



Drs. J.D.G. Noach RA

                                AUDITOR'S REPORT

INTRODUCTION

We have audited the 2002 financial statements of Victory Enterprises III B.V., Amsterdam. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with International and U.S. generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the entity as at 31 December 2002 and of the result for the year then ended in accordance with International Accounting Standards.


Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN



Drs. J.D.G. Noach RA

                                AUDITOR'S REPORT

INTRODUCTION

We have audited the 2002 financial statements of Riverbank Hotel Holding B.V., Amsterdam. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with International and U.S. generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the entity as at 31 December 2002 and of the result for the year then ended in accordance with International Accounting Standards.


Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN



Drs. J.D.G. Noach RA

                                AUDITOR'S REPORT

INTRODUCTION

We have audited the 2002 financial statements of Shaw Hotel Holding B.V., Amsterdam. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with International and U.S. generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the entity as at 31 December 2002 and of the result for the year then ended in accordance with International Accounting Standards.


Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN



Drs. J.D.G. Noach RA

                                AUDITOR'S REPORT

INTRODUCTION

We have audited the 2002 financial statements of Victoria London Hotel Holding B.V., Amsterdam. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with International and U.S. generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the entity as at 31 December 2002 and of the result for the year then ended in accordance with International Accounting Standards.


Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN



Drs. J.D.G. Noach RA

                              [LOGO OF ELSCINT NV]

March 3, 2003

To the Shareholders of Elscint NV

REPORT OF INDEPENDENT ACCOUNTANTS

We have audited the accompanying balance sheets of Elscint NV as of December 31, 2002 and the statements of operations, shareholder's equity and comprehensive income for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The opening equity has been adjusted by EUR'000 1,929. This adjustment relates to the reversal in 2002 of a provision for claims amounting to EUR'000 894 and unrealized exchange differences amounting to EUR'000 1,035.

The unrealized exchange differences noted as per December 31, 2002 are included as deferred income in the balance sheet instead of being included in the income statement. This results in an overstatement of equity as per December 31, 2002 by EUR'000 411 or USD'000 435.

However, in our opinion, except for the matters described in the paragraphs three and four above, the financial statements audited by us present fairly, in all material respects, the financial position of the Company at December 31, 2002 and the results of its operations, shareholder's equity and comprehensive income for the years ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.


Yours sincerely,
PrioewaterhouseCoopers & Parthers

A.J. Mackay
Partner

                   [LOGO OF Elscint (Asia - Pacific) Limited]

REPORT OF INDEPENDENT ACCOUNTANTS
TO THE SHAREHOLDERS OF ELSCINT (ASIA-PACIFIC) LIMITED
FOR THE YEAR ENDED 31 DECMBER 2002

We have audited the accompanying balance sheets and contingent liabilities information of Elscint (Asia-Pacific) Limited expressed in United States Dollars as of 31 December 2002 and 2001, and the related statements of income, retained earnings, and cash flows for the years than ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the forms are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Elscint (Asia-Pacific) Limited as of 31 December 2002 and 2001, and the contingent liabilities information and the results of its operations and its cash flows for the years than ended in accordance with International Accounting Standards.


PricewaterhouseCoopers
Certified Public Accountants
Hong Kong 17 January 2003

                              REPORT OF INDEPENDENT
ACCOUNTANTS TO THE SHAREHOLDERS OF PRODUTOS MEDICO - HOSPITALARES ELSCINT LTDA.

             [LOGO OF PRODUTOS MEDICO - HOSPITALARES ELSCINT LTDA.]

We have audited the accompanying balance sheets of Produtos Medico - Hospitalares Elscint Ltda. (the "Company") As of December 31, 2002 and 2001 and the statements of operations, shareholders equity and comprehensive income and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing statements generally accepted in the united states of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the company at December 31, 2002 and 2001 and the results of its operation, shareholders equity and comprehensive income and its cash flows for the years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the united states of America.

CERTIFIED PUBLIC ACCOUNTANTS

EDUARDO BLANCHESSI

BRISK AUDITORES S/C
FEBRUARY 10, 2003

                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------
                             TO THE SHAREHOLDERS OF
                             ----------------------
                            ELSCINT BIO-MEDICAL LTD.
                            ------------------------

We have audited the accompanying balance sheets of ELSCINT BIO-MEDICAL LTD. ("the Company") as of December 31, 2002 and 2001 and the consolidated balance sheets as of this date and the statements of income, changes in equity and cash flows - of the company and consolidated- for the two years then ended. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries, whose assets constitute 99.5% and 98% of the total consolidated assets, as of December 31, 2002 and 2001 respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to the amounts included with respect to those subsidiaries, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in the United States and in Israel ,including those prescribed by the Auditors Regulation (Auditors Mode of Performance),1973. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining ,on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the abovementioned financial statements present fairly, in all material respects, the financial position - of the company and consolidated- as of December 31, 2002 and 2001 and the results of operations, changes in equity and cash flows for the two years then ended, in conformity with accounting principles generally accepted in Israel. These principles differ in certain significant respects from accounting principles generally accepted in the United States. The effect of the material differences in the determination of the financial statements is shown in an attached appendix to the financial statements.

As explained in Note 2, the financial statements have been prepared on the basis of the historical cost adjusted to the changes in the general purchasing power of the Israeli currency.

This financial statements are solely for the purpose of their consolidation in the financial statements of Elscint Ltd.

BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL)

Tel Aviv April 2, 2003

Reviseurs d'Entreprises                     Tel:  +32 2 800 20 00
Pegasus Park                                Fax:  +32 2 800 20 11
Berkenlaan 8b                               http://www.deloitte.be

B-1831 Diegem
Belgium

            REPORT OF THE INDEPENDENT AUDITOR TO THE SHAREHOLDERS OF

                                ASTRIDPLAZA N.V.

                                 Astridplein 1-7

                            2018 Antwerpen - Belgium

                               Date: 28 March 2003

We have audited the accompanying balance sheets of ASTRIDPLAZA N.V. ("the Company") as of 31 December 2002, and 2001 and the statements of income, the statements of changes in shareholders' equity and the statements of cash flows of the company for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with international and U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the above mentioned financial statements, which show a balance sheet total of (euro) 50.250 (000) and a loss of (euro) 922
(000), present fairly, in conformity with international financial reporting standards, in all material respects, the Company's financial position as of December 31, 2002 and 2001 and the results of operations, changes in shareholders' equity and cash flows of the Company for each of the three years in the period ended December 31, 2002.

DELOITTE & TOUCHE
CERTIFIED PUBLIC ACCOUNTANTS
REPRESENTED BY ANDRE GEEROMS

           ITEM 19. -- EXHIBITS

         (a)      Index to Consolidated Financial Statements

                                                                         Page

         o  Independent Auditor's Report                                    2
         o  Consolidated Balance Sheets for the years ended
             December 31, 2002 and 2001                                   3-4
         o  Consolidated Statements of Operations for the years
             ended December 31, 2002, 2001 and 2000                       5-6
         o  Consolidated Statements of  Shareholders' Equity for
             the years ended December 31, 2002, 2001 and 2000               7
         o  Consolidated Statements of Cash Flows for the years
             ended December 31 , 2002, 2001 and 2000                     8-11
         o  Notes to Consolidated Financial Statements                  12-86
         o  Appendix                                                       87
         o  Reports of Auditors of subsidiary and investee companies

         (b)    Exhibits

1.1(1)      Memorandum of Association

1.2(1)      Articles of Association

1.3(2)^ Notice dated October 10, 2000 sent by the Registrant to the Israeli Companies Registrar with respect to an amendment to the Articles of Association.

4.1(3) Loan agreement among, inter alia, Depfa Bank AG, Victoria Hotel C.V. and Utrecht Victoria Hotel B.V. dated March 24, 1999.

4.2(3) Hotel management agreement between Euston Road Hotel Operators Ltd. and Park Plaza Europe Ltd. dated December 1997.

4.3(3) Management agreement between Victoria Hotel C.V. and Park Plaza Hotel Europe, Ltd. (previously Prestige Hotels International Ltd.) dated October 4, 1993.

4.4(3) Management support and sub-license agreement between Astrid Park Plaza N.V. and Park Plaza Hotels Europe Ltd. dated April 15, 1997.

4.5(2) Loan agreement dated December 21, 2000 with Bank Hapoalim B.M. with respect to the financing of the Victoria Park Plaza Hotel.

4.6(2)^     Loan  facility   agreement   dated  October  23,  2000  between  the
            Registrant and Bank Hapoalim B.M. with respect to a $110 million line of credit.

4.7(2)^ Development agreement dated December 17, 2000 with the Israeli Land Administration with respect to the Monfort Project.

4.8(4)^ Agreement dated April 14, 2002 between SLS Sails Ltd. and C.D.P.M. Kft. for the completion of the construction works of the commercial and entertainment center.

8.1         List of subsidiaries

10.1(5) Certification of the President of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.2(5)     Certification of Chief Financial Officer of the Registrant  pursuant
            to   Section    906   of   the    Sarbanes-Oxley    Act   of   2002.

-------------------------------

(1) Previously filed as an exhibit to Elscint's Registration Statement on Form F-1, file No. 33-43258, filed with the SEC on October 8, 1991 and incorporated by reference herein.

(2) Previously filed as an exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2000, file No. 2-44872, filed with the SEC on July 10, 2001 and incorporated by reference herein.

(3) Previously filed as an Exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 1999, file No. 2-44872, filed with the SEC on June 2, 2000 and incorporated by reference herein.

(4) Previously filed as an exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2001, file No. 2-44872, filed with the SEC on June 28, 2002 and incorporated by reference herein.

(5) This document is being furnished in accordance with SEC Releases Nos. 33-8212 and 34-47551.

 ^   Translation from Hebrew.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on it behalf.

                                            By:  /s/ Rachel Lavine
                                                 -------------------------------
                                                 Name: Rachel Lavine
                                                 Title: President

Date: June 30, 2003

                                    CERTIFICATION

         I, Rachel Lavine, certify that:

         1. I have reviewed this annual report on Form 20-F of Elscint Limited;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c.  presented  in  this  annual  report  our   conclusions   about  the
effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                                                 /s/ Rachel Lavine
                                                 -------------------------------
                                                 Rachel Lavine
                                                 President

                                  CERTIFICATION

         I, Uri Levin, certify that:

         1. I have reviewed this annual report on Form 20-F of Elscint Limited;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c.  presented  in  this  annual  report  our   conclusions   about  the
effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                                                 /s/ Uri Levin
                                                 -------------------------------
                                                 Uri Levin
                                                 Chief Financial Officer

                                  EXHIBIT INDEX

1.1(1)      Memorandum of Association

1.2(1)      Articles of Association

1.3(2)^ Notice dated October 10, 2000 sent by the Registrant to the Israeli Companies Registrar with respect to an amendment to the Articles of Association.

4.1(3) Loan agreement among, inter alia, Depfa Bank AG, Victoria Hotel C.V. and Utrecht Victoria Hotel B.V. dated March 24, 1999.

4.2(3) Hotel management agreement between Euston Road Hotel Operators Ltd. and Park Plaza Europe Ltd. dated December 1997.

4.3(3) Management agreement between Victoria Hotel C.V. and Park Plaza Hotel Europe, Ltd. (previously Prestige Hotels International Ltd.) dated October 4, 1993.

4.4(3) Management support and sub-license agreement between Astrid Park Plaza N.V. and Park Plaza Hotels Europe Ltd. dated April 15, 1997.

4.5(2) Loan agreement dated December 21, 2000 with Bank Hapoalim B.M. with respect to the financing of the Victoria Park Plaza Hotel.

4.6(2)^     Loan  facility   agreement   dated  October  23,  2000  between  the
            Registrant and Bank Hapoalim B.M. with respect to a $110 million line of credit.

4.7(2)^ Development agreement dated December 17, 2000 with the Israeli Land Administration with respect to the Monfort Project.

4.8(4)^ Agreement dated April 14, 2002 between SLS Sails Ltd. and C.D.P.M. Kft. for the completion of the construction works of the commercial and entertainment center.

8.1         List of subsidiaries

10.1(5) Certification of the President of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.2(5)     Certification of Chief Financial Officer of the Registrant  pursuant
            to   Section    906   of   the    Sarbanes-Oxley    Act   of   2002.
-------------------------------

(1) Previously filed as an exhibit to Elscint's Registration Statement on Form F-1, file No. 33-43258, filed with the SEC on October 8, 1991 and incorporated by reference herein.

(2) Previously filed as an exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2000, file No. 2-44872, filed with the SEC on July 10, 2001 and incorporated by reference herein.

(3) Previously filed as an Exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 1999, file No. 2-44872, filed with the SEC on June 2, 2000 and incorporated by reference herein.

(4) Previously filed as an exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2001, file No. 2-44872, filed with the SEC on June 28, 2002 and incorporated by reference herein.

(5) This document is being furnished in accordance with SEC Releases Nos. 33-8212 and 34-47551. Translation from Hebrew.

 ^   Translation from Hebrew.
                                      -94-