Form 20-F
period 2003-12-31
ELSCINT LTD
filed 2004-06-30
CIK 32522

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File No. 2-44872

ELSCINT LIMITED

(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

Israel

(Jurisdiction of incorporation or organization)

13 Mozes Street, Tel Aviv 67442, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value 0.05 New Israeli Shekels per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares, nominal value 0.05 New Israeli Shekels per share

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 16,690,643

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes      No

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17      Item 18

i

Part I

ITEM 1. — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. — KEY INFORMATION

A.    SELECTED FINANCIAL DATA

The following selected consolidated financial data of Elscint Limited and its subsidiaries (together, "Elscint", the "Company", "our Company", "we" or "us") as of December 31, 2002 and 2003 and for each of the years ended December 31, 2001, 2002 and 2003 has been derived from our consolidated financial statements and notes included in this report. The selected consolidated financial data as of December 31, 1999, 2000 and 2001 and for each of the years ended December 31, 1999 and 2000 has been derived from audited consolidated financial statements not included in this report. The consolidated financial statements were prepared in accordance with Israeli generally accepted accounting principles ("Israeli GAAP"), and audited by Brightman Almagor & Co., a firm of certified public accountants in Israel, and a Member Firm of Deloitte Touche Tohmatsu, except for certain subsidiaries and affiliates which were audited by other auditors. You should read the selected consolidated financial data together with "Item 5 — Operating and Financial Review and Prospects" and our consolidated financial statements included elsewhere in this annual report.

The selected consolidated financial data presented in this report includes information for 1999, 2000, 2001, 2002 and 2003 stated in values adjusted for the change in the general purchasing power of the Israeli currency. The 2003 information is presented in NIS as well as a convenience translation to U.S. dollars.

Currency Translation

For the reader's convenience only, some financial information has been translated from New Israeli Shekels ("NIS"), to the U.S. dollar, using the representative exchange rate as published by the Bank of Israel at December 31, 2003 (U.S.$1.00 = NIS 4.379). The dollar amounts reflected in these convenience translations should not be construed as representing amounts that can actually be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for wire transfers in NIS. Therefore, all information about exchange rates is based on the Bank of Israel rates.

In addition, certain information with respect to other currencies has been translated, for the reader's convenience only, into NIS and U.S. dollar, using the representative exchange rates as published by the Bank of Israel as at December 31, 2003.

SELECTED FINANCIAL DATA

INCOME STATEMENT DATA:	Year ended December 31,
	2003	2002	2001	2000	1999	Convenience translation December 31, 2003
	Adjusted NIS (thousands)					$ (thousands)
Revenues
Operating and managing hotels	189,205	206,679	139,223	106,051	27,242	43,207
Hotel leasing	13,495	—	—	—	—	3,082
Entertainment and commercial center	20,106	—	—	—	—	4,592
Revenue from long term contracts	—	1,509	10,028	19,983	—	—
	222,806	208,188	149,251	126,034	27,242	50,881
Cost of revenues
Hotel operations	128,301	133,207	95,851	68,606	19,306	29,299
Hotel leasing	3,510	—	—	—	—	802
Entertainment and commercial center	21,975	—	—	—	—	5,018
Cost of long term contracts	—	1,392	7,311	17,900	—	—
	153,786	134,599	103,162	86,506	19,306	35,119
Gross profit	69,020	73,589	46,089	39,528	7,936	15,762
Hotel depreciation, amortization and operation expenses	50,432	61,503	31,550	22,688	5,880	11,517
Initiation expenses, net	4,303	1,773	3,960	1,813	—	982
Selling and marketing expenses	8,948	—	—	—	—	2,043
General and administrative expenses	29,355	31,574	25,790	23,262	12,171	6,704
Operating loss	(24,018)	(21,261)	(15,211)	(8,235)	(10,115)	(5,484)
Finance (expenses) income , net	(41,262)	12,805	65,093	(20,211)	26,978	(9,423)
Other (expenses) income, net	(16,176)	(21,502)	(13,114)	2,617	1,413	(3,694)
(Loss) Income before income taxes	(81,456)	(29,958)	36,768	(25,829)	18,276	(18,601)
Income taxes (tax benefit)	(8,384)	(5,221)	5,383	4,634	15,701	(1,915)
(Loss) Income after income taxes	(73,072)	(24,737)	31,385	(30,463)	2,575	(16,686)
The Company's share in net (loss) earning of affiliated companies	(7,019)	(2,847)	(9,712)	(3,240)	816	(1,603)
Minority interest in loss of a subsidiary	746	879	1,288	—	—	170
Net (loss) income from continuing operations	(79,345)	(26,705)	22,961	(33,703)	3,391	(18,119)
Net income (loss) from discontinuing operations	12,972	88,983	33,935	76,471	(5,292)	2,962
Net (loss) income	(66,373)	62,278	56,896	42,768	(1,901)	(15,157)

INCOME STATEMENT DATA:	Year ended December 31,
	2003		2002	2001	2000	1999	Convenience translation December 31, 2003
	Adjusted NIS						$
Basic (loss) earnings per ordinary share (NIS 0.05 par value):
Continuing operations	(4.75)		(1.60)	1.37	(2.02)	0.20	(1.08)
Discontinuing operations	0.78		5.33	2.03	4.58	(0.31)	0.18
	(3.97)		3.73	3.40	2.56	(0.11)	(0.90)
Weighted average number of ordinary shares (NIS 0.05 par value) in the computation of basic (loss) earnings per share	16,690,643		16,690,643	16,690,643	16,690,643	16,649,683	16,690,643

Diluted (loss) earnings per ordinary share (NIS 0.05 par value):
Continuing operations	(	*)	(1.66)	(*)	(*)	(*)	(*)
Discontinuing operations	(	*)	5.10	(*)	(*)	(*)	(*)
			3.44
Weighted average number of ordinary shares (NIS 0.05 par value) in the computation of diluted earnings per share			17,424,643

(*)	anti dilutive.

INCOME STATEMENT DATA
AS PER U.S. GAAP (*):

	Year ended December 31,					Convenience translation December 31, 2003
	2003	2002	2001	2000	1999
	Adjusted NIS (thousands, except per share data)					$ (thousands, except per share data)
a) Net income and comprehensive income:
Net (loss) income from continuing operations	(30,334)	(19,340)	(8,969)	(26,221)	6,433	(6,927)
Net income (loss) from discontinuing operations	50,121	51,834	33,935	76,471	(5,292)	11,446
Net Income	19,787	32,494	24,966	50,250	1,141	4,519
Total comprehensive income (loss)	40,156	76,656	42,362	41,900	(8,856)	9,170
b) Earnings per ordinary share (NIS 0.05 par value)
Basic and diluted (loss) earnings per ordinary share as per U.S. GAAP:
Continuing operations	(1.81)	(1.16)	(0.54)	(1.57)	0.39	(0.41)
Discontinuing operations	2.98	3.10	2.03	4.58	(0.31)	0.68
	1.18	1.94	1.49	3.01	(0.08)	0.27
Weighted average number of shares and share equivalents under U.S. GAAP (thousands):	16,691	16,691	16,691	16,689	16,481	16,691

(*)	For further information as to the main differences between Israeli and U.S. GAAP, as applicable to the Company's financial statements, see note 23 to the attached financial statements, included in Item 18 below.

SELECTED BALANCE SHEET DATA:

	as at December 31,					Convenience translation December 31, 2003
	2003	2002	2001	2000	1999
	Adjusted NIS (thousands)					$ (thousands)
Current assets	313,747	288,779	478,961	490,126	625,757	71,649
Long-term accounts receivable and investments	104,131	377,733	380,204	538,301	545,473	23,779
Fixed assets, net	2,003,427	1,606,786	1,334,237	911,132	769,226	457,508
Assets related to discontinuing operations	16,228	111,983	186,930	304,155	306,519	3,706
Total assets	2,448,449	2,397,284	2,392,033	2,248,093	2,250,042	559,135
Short-term credit	407,599	522,242	438,513	369,063	374,847	93,080
Long-term liabilities	850,470	627,268	608,303	598,544	504,976	194,216
Liabilities related to discontinuing operations	82,217	108,469	250,623	266,744	425,362	18,775
Shareholders' equity	946,198	1,002,154	991,287	918,577	883,990	216,077

SELECTED BALANCE SHEET DATA
AS PER U.S. GAAP (*):

	at December 31,					Convenience translation December 31, 2003
	2003	2002	2001	2000	1999
	Adjusted NIS (thousands)					$ (thousands)
Current assets	313,747	288,779	478,961	490,126	625,757	71,649
Long-term accounts receivable and investments	61,207	327,849	335,720	496,995	502,134	13,977
Fixed assets, net	2,071,334	1,620,657	1,327,588	925,431	773,503	473,015
Assets related to discontinuing operations	16,228	153,413	186,930	304,155	306,519	3,706
Total assets	2,506,973	2,431,655	2,363,510	2,219,520	2,207,912	572,499
Short-term credit	407,599	522,242	438,513	369,063	374,847	93,080
Long-term liabilities	902,302	676,531	652,246	600,155	510,205	206,052
Liabilities related to discontinuing operations	82,217	187,048	250,623	266,744	425,362	18,775
Shareholders' equity	946,198	914,369	923,867	882,508	838,452	217,650

(*)	For further information as to the main differences between Israeli and U.S. GAAP, as applicable to the Company's financial statements, see note 23 to the attached financial statements, included in Item 18 below.

Exchange Rates

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 4.555 to the dollar on May 31, 2004. The exchange rate has fluctuated during the six month period beginning December 2003 through May 2004 from a high of NIS 4.634 to the dollar to a low of NIS 4.352 to the dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six month period beginning December 2003 through May 2004, as published by the Bank of Israel, were as follows:

Month	High	Low
	1 U.S. dollar =	1 U.S. dollar =
December 2003	4.441	4.352
January 2004	4.483	4.371
February 2004	4.493	4.437
March 2004	4.535	4.483
April 2004	4.599	4.515
May 2004	4.634	4.555

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

Period	Exchange Rate
January 1, 1999 - December 31, 1999	4.154 NIS/$1
January 1, 2000 - December 31, 2000	4.067 NIS/$1
January 1, 2001 - December 31, 2001	4.219 NIS/$1
January 1, 2002 - December 31, 2002	4.738 NIS/$1
January 1, 2003 - December 31, 2003	4.548 NIS/$1

B.    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.    RISK FACTORS

Our business, operating results and financial condition could be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks.

Elscint's activities are divided into four principal fields: hotel and leisure; hotel leasing; the operation and development of a commercial and entertainment center (the "Arena"); and a biotechnology investment. We are subject to risks in each field of activity.

Risks relating to our hotel business

The hotel and leisure industry may be affected by economic conditions, oversupply, travel patterns, weather and other conditions beyond our control which may adversely affect our business and results of operations.

The hotel and leisure industry may be adversely affected by changes in national or local economic conditions and other local market conditions. Our hotels generally, and in particular, in Johannesburg, Budapest London, Amsterdam and Bucharest may be subject to the risk of oversupply of hotel rooms.

We are subject to various risks related to our operations in Eastern Europe, including economic and political instability, political and criminal corruption and the lack of experience and unpredictability of the civil justice system. Other general risks that may affect our hotel and leisure business are changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, workers' union activities, increases in land acquisition prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs, or changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, outbreaks of epidemics and economic recessions have had and may continue to have an adverse effect on local and international travel patterns and, as a result, on occupancy rates and prices in our hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels, could have a material adverse effect on our business, our results of operations, our ability to develop new projects and the attainment of our goals.

Competition in the hotel and leisure industry could have a material adverse effect on our business and results of operations.

The hotel and leisure business is highly competitive. This is particularly the case in those areas where there is an over-supply of rooms, such as in London, Amsterdam and Budapest. Competitive factors within the industry include:

•	convenience of location and accessibility to business centers;

•	room rates;

•	quality of accommodations;

•	name recognition;

•	quality and nature of service and guest facilities provided;

•	reputation;

•	convenience and ease of reservation systems; and

•	the supply and availability of alternative lodging.

We operate, and intend to develop or acquire, most of our hotels in geographic locations where other hotels are or may be located. We expect to compete for guests and development sites with national chains, large franchisees and independent operators. Many of these competitors have greater financial resources and better brand name recognition than we do, and may have more established relationships with prospective franchisers, representatives in the construction industry and other parties engaged in the lodging industry. The number of competitive lodging facilities in a particular area could have a material adverse effect on our occupancy and rates and, therefore, revenues of our hotels. We believe that competition within the lodging market may increase in the foreseeable future. We cannot be sure that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in the markets in which we currently or may subsequently compete, thereby materially adversely affecting our business and results of operations.

Acquiring, developing and renovating hotels involves substantial risks, and we cannot be certain of the success of any future projects.

Part of our growth strategy is to develop new hotels and to acquire and redevelop old or under-performing hotels. Acquiring, developing and renovating hotels involves substantial risks, including:

•	costs exceeding our budget or amounts agreed to with contractors, because of several factors, including delays in completion of construction;

•	competition for acquisition of suitable development sites from our competitors, who may have greater financial resources;

•	the failure to obtain zoning and construction permits;

•	unavailability of financing on favorable terms;

•	the failure of our hotels to earn profits sufficient to service debt incurred in construction or renovation, or at all;

•	the failure to comply with labor and workers' union legal requirements;

•	relationships with and quality and timely performance by contractors; and

•	compliance with changes in governmental rules, regulations, planning and interpretations.

As of May 31, 2004 we were involved in the following: (i) we were in various stages of development of the Thames Riverbank project in London; (ii) we closed down the Bucuresti Hotel in Bucharest, Romania and intend to commence the renovation and the refurbishment of the facility as soon as we complete the financing for this project (iii) we completed the construction of the oceanarium attraction within the Astrid Park Plaza Hotel in Antwerp, Belgium; and (iv) we expect the construction of the Ballet Institute Building in Budapest, Hungary to commence during late 2004. We cannot be certain that present or future development or renovation will be successful. For successful growth, we must be able to develop or acquire hotels on attractive terms and integrate the new or acquired hotels into our existing operations. For acquired hotels we must consolidate management, operations, systems, personnel and procedures, which may not be immediately possible due to collective labor agreements or other legal or operational obstacles. Any substantial delays or unexpected costs in this integration process could materially affect our business, financial condition or results of operations. We cannot be certain that our newly acquired hotels will perform as we expect or that we will be able to realize projected cost savings.

Continuous delays with respect to renovations of the physical environment approximate to the Astrid Park Plaza Hotel in Belgium may continue to have an adverse effect on its operations.

The Municipality of Antwerp is engaged in extensive construction in the Astridplein, located directly opposite the Astrid Park Plaza Hotel. The construction is intended to prepare the square to accommodate the increased traffic which will result once the TGV services to the railway station located adjacent to the square become operational. The completion of this construction has been delayed several times, and has caused and continues to cause obstructions to the access to the hotel. In the past, this had an adverse effect on the occupancy rate at our hotel. The continuation of the construction, the permanent changes to the traffic flow around the hotel and the less convenient access for the hotel's patrons may have an adverse effect on our performance.

We have significant capital needs and additional financing may not be available.

The development, renovation and maintenance of hotels is capital intensive. As part of our growth strategy we intend to acquire, renovate and redevelop additional hotels and to develop new hotels. To pursue this strategy, we will be required to obtain additional capital to meet our expansion plans. In the past we have financed our growth through sales of assets and bank loans at prevailing market rates. (See "Item 5 — Operating and Financial Review and Prospects — Loans"). In addition, in order for our hotels to remain competitive they must be maintained and refurbished on an ongoing basis. We may obtain needed capital from cash on hand, including reserves, cash flow from operations or from financing, including borrowing from banks. We may also seek financing from other sources or enter into joint ventures and other collaborative arrangements in connection with the acquisition or development of hotel properties. We cannot be certain that we will be able to raise any additional financing on advantageous terms on a timely basis. This may affect our ability to construct or acquire additional hotels, and we may experience delays in our planned renovation or maintenance of our hotels.

We depend on partners in our joint ventures and collaborative arrangements.

We own interests in seven (7) hotels and are developing three additional hotels, all in partnership with other entities. We may in the future enter into joint ventures or other collaborative arrangements. Our investments in these joint ventures may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent which may cause us to be unable to fulfill our financial obligations, may trigger a default under our bank financing agreements or, in the event of a liquidation, may prevent us from managing or administering our business, (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests, and (iii) the possibility that disputes may arise regarding the continued operational requirements of jointly owned hotels.

We rely on management agreements with Park Plaza which may not provide the intended benefits, and may be terminated.

All of the operating hotels in which we have an interest (other than the Shaw Park Plaza Hotel and the Centreville Apartment hotel in Bucharest) are either directly or indirectly operated under management agreements with Park Plaza Hotels Europe Ltd. ("Park Plaza"). Park Plaza is the franchisee for certain territories under territorial license and franchise agreements with Park Inn International Worldwide Hotel Group, which entitles Park Plaza to use the "Park Plaza" tradename. Any significant decline in the reputation of Park Plaza or in its ability to ensure the performance of our hotels at anticipated levels could adversely affect our results of operations. If for any reason Park Plaza loses its principal franchise, we will automatically lose our ability to use the Park Plaza name and other benefits, in which case we may suffer in the areas of brand name recognition, marketing, and centralized reservations systems provided by Park Plaza, which, in turn, could materially affect our operations. If our agreement with Park Plaza were to be terminated, we cannot be certain that we would be able to obtain alternative management services of the same standard on similar or better terms.

Our agreement with Park Plaza imposes obligations on us that may force us to incur significant costs.

The agreement with Park Plaza for each of our Park Plaza managed hotels contains specific standards for, and restrictions and limitations on, hotel operation and maintenance. These standards, restrictions and limitations may conflict with our priorities, and impose capital demands upon us. In addition, Park Plaza may alter its standards or hinder our ability to improve or modify our hotels. In order to comply with Park Plaza's requirements, or alternatively to change a franchise affiliation for a particular hotel and disassociate ourselves from the "Park Plaza" tradename, we may be forced to incur significant costs or make capital improvements.

Our quarterly results of operations fluctuate due to the seasonality of our business and other factors.

Our results of operations are subject to (i) the fluctuation of general business activity, (ii) vacation and holiday seasons (such as summer, Christmas and Easter) and (iii) the influence of weather conditions. In addition, a weak vacation or holiday season would adversely affect our profitability. (See "Item 4 — Information on the Company — Business Overview — Seasonality").

Our businesses may be impacted by exchange rate fluctuations and inflation.

The revenues of our hotel division, as well as its operating expenses, capital expenses and debt payments are generally denominated in the currency in which each asset is located. Therefore, the strengthening of the Euro or the GBP against the US Dollar may cause a general slow-down of non-European and non-UK tourism into the Euro Monetary Block and the United Kingdom, as the room rates when calculated in US Dollars are more costly for the non-European or non-UK tourist, which has a negative impact on tourism patterns.

Fluctuations in the exchange rates between these currencies and the NIS may have an adverse effect on our operating results as reflected in our consolidated financial statements, which are reported in NIS. While we seek to mitigate the impact on us of an NIS devaluation (including by linking financing transactions specifically to the relevant operating currency), we cannot be certain that we will be able to do so successfully. In addition we are exposed to exchange and interest rate fluctuations that may adversely affect our finance expenses. For additional information see "Item 11 — Quantitative and Qualitative Disclosures About Market Risk."

The value of our investment in our hotel properties is subject to various risks related to ownership and operation of real property.

Our investment in the hotel properties is subject to varying degrees of risk related to the ownership and operation of real property. The intrinsic value of our hotels and income from the hotels may be materially adversely affected by:

•	changes in global and national economic conditions, including global or national recession;

•	a general or local slowdown in the real property market which would make it difficult to sell a property;

•	political events that may have a material adverse effect on the hotel industry;

•	competition from other lodging facilities, and over-supply of hotel rooms in a specific location;

•	material changes in operating expenses, including real property tax systems or rates;

•	changes in the availability, cost and terms of financing;

•	the effect of present or future environmental laws;

•	the ongoing need for capital improvements and refurbishments; and

•	material changes in governmental rules and policies.

The failure to comply with government regulation may adversely affect our business and results of operations.

The hotel industry is subject to numerous national and local government regulations, including those relating to building and zoning requirements and fire safety control. In addition, we are subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements, and in some localities to collective labor agreements. A determination that we are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our hotels into compliance with the regulations. In addition, our ability to dismiss unneeded staff may be hampered by local labor laws and courts which traditionally favor employees in disputes with former employers, particularly in countries with strong socialist histories such as Romania (See "Item 4 — Information on the Company — Business Overview — Government Regulation").

We may be held liable for design or construction defects of third-party contractors.

We rely on the quality and timely performance of construction activities by third-party contractors. Claims may be asserted against us by local government and zoning authorities or by third parties for personal injury and design or construction defects. These claims may not be covered by the professional liability insurance of the contractors or of the architects and consultants. These claims may give rise to significant liabilities.

One of our hotels is affected by risks of doing business in South Africa.

We own an interest in a hotel in South Africa. Conducting business in South Africa is subject to risks, including a high crime rate, economic instability, reduced tourism and business activities, and political uncertainty, which have had and may continue to have an adverse effect on this hotel.

Our ownership rights in the Bucuresti Hotel have been challenged.

Since the acquisition of the controlling interest in the Bucuresti Hotel complex in Bucharest, Romania, we have encountered a number of attempts to challenge both the validity of the acquisition of the complex and our control over the company owning the rights to the hotel. To date all of these claims have been rejected by the courts. However, certain criminal proceedings which have been instituted against certain individuals involved in the privatization of the facility, may have an effect on the validity of the privatization and an indirect effect on the rights acquired by us in the Bucuresti Hotel, notwithstanding that neither the Company nor its subsidiaries have been indicted or are in any way involved in these proceedings (See "Item 8 — Financial Information — Legal Proceedings").

Risks relating to the Arena

There are many competing entertainment and commercial centers.

There are several entertainment and commercial centers in Israel in general, and specifically in the greater Tel Aviv area (which includes Herzlia). There are two operational shopping centers within approximately 1 to 8 kilometers from the location of the Arena. These other centers compete for customers as well as for third party retailers and operators to lease space in such centers. There can be no assurance that we will be successful in competing with the other entertainment and commercial centers. (See also "Item 4 — Information on the Company — Competition — Arena").

We are dependent on engaging third parties to enter into lease agreements, and on obtaining and retaining high customer traffic.

We are dependent on our ability to induce food and commodity retailers and entertainment service providers to enter into leases for units in the Arena, or to renew existing leases on favorable terms. There is active competition to attract tenants to other locations suitable for entertainment and commercial centers. The general economic recession in Israel may also deter businesses from entering into new lease agreements or renewing existing lease agreements, or from incurring the costs required to fit out their rented units in an acceptable manner. If a significant portion of our existing leases expire, we may find it more expensive or less profitable to continue to operate the Arena.

We are dependent on the presence of anchor tenants in the Arena.

We rely on the presence of "anchor" tenants in the Arena. Anchor stores in entertainment and commercial centers play an important part in generating customer traffic and making a center a desirable location for other tenants. The failure of an anchor store to renew its lease, the termination of an anchor store's lease, or the bankruptcy or economic decline of an anchor tenant can have a material adverse effect on the economic performance of the Arena. There can be no assurance that if the anchor stores at the Arena were to close or fail to renew their leases, we would be able to replace such anchors in a timely manner or without incurring material additional costs and adverse economic effects. The fact that an anchor lease expire at the Arena may make refinancing of the Arena difficult to obtain.

The quarterly results of operations of the Arena may fluctuate due to the seasonality of our business and general conditions in Israel.

A weak holiday shopping season would adversely affect our profitability. The annual revenues and earnings of the entities that have leased or will lease space in the Arena, as well as of prospective lessees, are substantially dependent upon the amount of traffic in the Arena during the holiday shopping periods, which may affect their ability to satisfy their rental obligations. As a result, changes in the level of traffic in the Arena during this period may have a disproportionate effect on the annual results of operations of the entities that lease space in the Arena. This may give rise to tenants going out of business, defaulting on their lease agreements or otherwise being unable to fulfill their obligations towards us, which may have a material adverse effect on our business. General economic recession in Israel, as well as the deteriorating security situation in the Middle East and terrorist attacks on civilian targets in Israel could cause a slowdown in customer traffic and consumer purchasing patterns. (See "Risks relating to Israel" below.)

A decision of an Israeli court may cause delays in the general development of the project that includes the Arena.

An Israeli court has determined that the zoning plan applicable to the Herzlia Marina project permits the construction of resort units and not of residential units. This decision is not final and an appeal by various developers is still pending. While this issue does not directly affect the Arena, any delays in the general development of the project caused by the resolution of this matter may affect the flow of consumers to the area.

Risks relating to our biotechnology investment

Start-up operations may be high risk ventures.

Investments in biotechnology development stage companies involve high risks. Development stage companies in the biotechnology business are subject to various risks generally encountered by new enterprises, including delayed or protracted research and development programs, acceptance of their products in the market place, and the need for additional financing which might not be available. We cannot be certain that the assessments we made at the time of investment in Gamida as to the quality of the concept or the proto-type will prove correct, or that there will be an adequate return on investment, if at all.

Our investment in Gamida is speculative in nature and we may never realize any revenues or profits from this investment.

We cannot be certain that our investment in Gamida will result in revenues or profits. As of the date of this report, Gamida has not generated operating revenue. Economic, governmental, regulatory and industry factors outside our control affect Gamida. If Gamida will not successfully implement its business plan with the assistance of our experience and methodologies, then we will not be able to realize any profits from it. Our ability to realize profits from this investment will be dependent upon the management of Gamida, the success of its research and development activities, the timing of the marketing of its products and numerous other factors beyond our control.

In addition, our investment in Gamida involves the following risks:

•	The period of time which may elapse between the initial stage and the stage of development of marketable biotechnology products or services may be protracted.

•	Products in the biotechnology field are required to undergo clinical tests, either in compliance with the requirements of the United States Food and Drug Administration (the "FDA") or the requirements of competent regulatory authorities in other countries where target markets are identified. Failure to obtain regulatory approvals for the marketing of such products could have a material adverse effect on Gamida's business, and on our investment in Gamida.

•	The products and services of Gamida may face competition from alternative sources, many of whom have greater financial resources than it, and have well developed marketing networks which Gamida currently lack.

Risks relating to operations in Israel

Security and economic conditions in Israel may affect our operations.

We are incorporated under Israeli law and our principal offices are located in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. As of the date of this annual report, Israel has not entered into any peace agreement with Syria or Lebanon. Since 1993 several agreements have been signed between Israel and the Palestinians, but a final agreement has not been achieved. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, characterized by terrorist attacks on civilian targets, suicide bombings and military incursions into areas under the control of the Palestinian Authority. These developments have adversely affected the peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel's relationship with several Arab countries. Some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. We could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

Many of our directors, officers and employees are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 49, are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. The deteriorating security situation in the Middle East has caused, and will continue to cause in the foreseeable future, a sharp increase in the army reserve obligations of those of our directors, officers and employees who are subject to such reserve duty obligations. Although we have operated effectively under these requirements in the past, including during recent hostilities with the Palestinians and both wars in Iraq, we cannot assess the full impact of these requirements on our workforce or business if conditions should change.

An income tax reform in Israel may adversely affect our shareholders and us.

Effective as of January 2003, the Israeli Parliament has enacted a wide ranging reform of the Israeli income tax system. These tax reforms have resulted in significant changes to the Israeli tax system, and may have adverse tax consequences for our shareholders and us. (See "Item 10 — Additional Information — Taxation — Reform of Taxes on Income in Israel".)

It may be difficult to enforce a U.S. judgment against us and our officers and directors or to assert U.S. securities laws claims in Israel or serve process on us and substantially all of our officers and directors.

All of our executive officers and directors are non-residents of the United States, and a the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

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

The governments in some of the countries in which we operate have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation to increase both international trade and investment. These policies, however, might change unexpectedly. We may be adversely affected by the rules and regulations regarding foreign ownership of real and personal property. These rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our property or assets.

Romania in particular is a developing country that until the early 1990's was allied with the former Soviet Union under a communist economic system. The country, which is still economically and politically unstable, suffers from exchange rate and inflation fluctuations, political and criminal corruption, and lack of commercial experience and unpredictability of the civil justice system. Romania continues to suffer from high unemployment, low wages, low literacy rates, and corruption. These risks could be harmful to us and are very difficult to quantify or predict.

Our ownership rights in the company which owns the Bucuresti Hotel complex has been challenged. Any foreign company or litigant may encounter difficulty in prevailing in any dispute with or enforcing any judgment against the Romanian government or any of our officers or directors under the Romanian legal system. This may affect our ability to obtain compensation for our original investment if we are compelled to resort to litigation.

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

Other Risks relating to our business

We may be classified as a passive foreign investment company and, as a result, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders, including having gain realized on the sale of our ordinary shares be treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sale proceeds. U.S. shareholders should consult with their own U.S. tax advisors with respect to the United States tax consequences of investing in our ordinary shares.

We believe that we were not a PFIC for U.S. federal income tax purposes for our 2003 tax year. It is possible that the Internal Revenue Service will attempt to treat us as a PFIC for 2003 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there is no assurance that we will not become a PFIC in 2004 or in subsequent years. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see the section of this annual report entitled "Taxation — U.S. Federal Income Tax Considerations."

Our high leverage could adversely affect our ability to operate our business.

We are highly leveraged and have significant debt service obligations. As of December 31, 2003, we had total debts to banks and other financial institutions in the amount of NIS 1.248 billion

(approximately $285 million). In addition, we and our subsidiaries may incur additional debt from time to time to finance acquisitions or capital expenditures or for other purposes. We will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

In particular, our lenders require us to maintain certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. A breach of any of the covenants in our debt instruments or our inability to comply with the required covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on us. In the event of any default under the loan agreements, the lenders thereunder, could elect to declare all borrowings outstanding, together with accrued and unpaid interest and other fees. Our substantial debt service obligations could increase our vulnerability to adverse economic or industry conditions.

As a result of our substantial indebtedness:

•	we could be more vulnerable to general adverse economic and industry conditions;

•	we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects;

•	we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry; and

•	we may have a competitive disadvantage relative to other companies in our industry with less debt.

We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain enough capital to service our debt or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee, however, that we will be able to refinance our indebtedness on commercially reasonable terms or at all. We have the ability under our debt instruments to incur substantial additional indebtedness, and any additional indebtedness we incur could exacerbate the risks described above.

Complying with existing and future environmental laws, ordinances and regulations may involve material costs.

Our operating costs may be affected by the obligation to pay for the cost of complying with existing or newly promulgated environmental laws, ordinances and regulations. If any future environmental laws are adopted in any country in which we operate, we may at various times be required to pay amounts to comply with these laws, which amounts are not capable of assessment at this time but which may be significant. Under environmental laws in effect in jurisdictions in which we operate, a current owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in the property, even if they relate to periods prior to our ownership. These laws often impose liability whether or not the owner knew of, or was responsible for, the presence of hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures or affect operations. In connection with operating, we potentially may be liable for any such costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect our business and results of operations.

We expect to grow internally and through acquisitions and we may not be able to manage our growth.

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

Our properties may not necessarily be disposed of quickly or when such disposition is required or advantageous.

It is generally difficult to quickly sell real estate investments. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be limited by circumstances over which we exercise no control. We cannot be certain that we will be able to sell a properties when we find such disposition advantageous or necessary or that the sale price of a disposition will be equal to or higher than the amount of our original investment.

Losses for which we are not insured or for which we do not have sufficient insurance coverage could result in significant losses in our business.

We maintain comprehensive insurance on each of our real estate assets, including third party liability, fire and extended coverage of the type and amount we believe is customarily obtained, in consultation with insurance experts. However, there are types of losses, generally of a catastrophic nature (such as earthquakes and floods), that may be uninsurable or too expensive to insure. We consult with insurance experts and apply customary standards in determining amounts, coverage limits and deductibility provisions of insurance, with a view to obtaining appropriate insurance on our real estate assets at a reasonable cost and on suitable terms. This may result in insurance coverage that could be insufficient to pay the full current market value or current replacement cost of a loss. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it unfeasible to use insurance proceeds to replace a real estate after it has been damaged or destroyed. Under these circumstances, the insurance proceeds we receive might not be enough to restore our economic position with respect to a damaged or destroyed real estate. In addition, property and casualty insurance rates may increase depending on claims experience, insurance market conditions and the replacement value of our real estates. Furthermore, future insurance proceeds are typically pledged in favor of banks that provide loans to us and our subsidiaries and other affiliates, and therefore, would not necessarily be available to us, our subsidiaries and other affiliates upon payment.

We are dependent on our senior management.

We place substantial reliance on the hotel and leisure industry, real estate development and biotechnology investment experience and the continued availability of our senior management. We believe that our future success and our ability to manage future growth depends in large part upon the efforts of our senior management and on our ability to attract and retain other highly qualified personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. We do not carry key person insurance on any of our senior management.

We are subject to various legal proceedings that may have a material adverse effect on our results of operations.

Following the sale of substantially all of our assets in 1998, we were served with various claims filed by former and current shareholders and employees of Elscint in Israel and in the United States relating to the negotiations preceding the transactions and the transactions themselves. Some of the plaintiffs filed motions to recognize the claims as class actions. In addition, certain other legal proceedings have been initiated against us in connection with the change of our control in May 1999 and the acquisition of our hotel businesses in September 1999, including motions to recognize such claims as class actions (See "Item 8 — Financial Information — Legal Proceedings"). We cannot estimate the results of these proceedings. A determination against us in some or all of the proceedings may materially adversely affect our operating results.

ITEM 4. — INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

Elscint was incorporated in Israel in 1969 and has a perpetual duration. Our registered offices are located at 13 Mozes Street, Tel Aviv 67442, Israel. You may reach us by telephone at: 972-3-608-6020 or by fax at 972-3-696-2022.

Elscint is engaged in the following businesses:

•	Ownership and operation of hotels in Europe and elsewhere and construction of hotel projects through wholly owned and jointly controlled subsidiary companies;

•	Hotel leasing;

•	Ownership, operation and management, through a wholly-owned subsidiary, of the Arena commercial center; and

•	Investment in a biotechnology company.

Overview and Strategy

Hotel and Leisure

Elscint's business concept and growth strategy for its hotel business include the following key elements:

•	Our hotels are generally situated in close proximity to major railway links into cities, such as the central railway station in Amsterdam (situated across our Victoria Hotel), the central railway station in Antwerp (situated close to our Astrid Park Plaza hotel) and the Victoria railway station in London (situated close to our Victoria Park Plaza hotel). The London and Antwerp stations are scheduled to accommodate the services of the Train De Grand Vitesse (the "TGV"), when such services become operational in those areas.

•	Our hotels offer convenient access to the local business districts, as well as attractive conference facilities.

•	Our hotels make considerable efforts to offer personal services at a five-star level but at four-star level prices.

•	Our hotels offer quality services and guest facilities to their patrons, with emphasis on advanced hi-tech services such as Internet connections in rooms and a fully-equipped business center with facsimile, photocopying services, e-mail and internet link-ups, as well as fitness centers, indoor swimming pools and saunas.

•	Our hotels' principal target customer base is the business traveler and the tourist industry, both individuals and groups.

•	Our hotels focus on strategic cooperation and affiliation with management companies with know-how and expertise in hotel management, which enables optimal use of a centralized reservation system, and which provides the advantages of a unified management system that promotes the efficiency of the operation and control of hotels in diverse locations.

•	The development and implementation of an efficient cost management system in order to reduce overhead costs.

•	Our growth strategy for the hotel business is increasing the number of hotel rooms in both Western and Eastern Europe, with emphasis on those cities in which a shortage of rooms exists, or where a shortage of quality rooms exists, with a view to attaining our ultimate goal of having a presence in most major European cities. This strategy is being implemented both by the acquisition and renovation of existing operational hotels and by the construction and development of new hotels on land purchased or leased in optimal locations. Where appropriate, Elscint may draw on the experience and resources of its group affiliates to develop integrated projects which will include hotels and entertainment and commercial centers, subject to applicable restrictions.

The goal of our hotel business is to acquire and manage, via an unrelated third party management company, four star hotel properties which provide the business and vacation traveler with five star quality accommodations, conveniently located near major transportation stations and commercial centers, at four star hotel prices.

We have interests in the following seven operational hotels:

•	Victoria in Amsterdam, The Netherlands;

•	Utrecht Park Plaza in Utrecht, The Netherlands;

•	Astrid Park Plaza in Antwerp, Belgium;

•	Victoria London Park Plaza in London, England;

•	Sherlock Holmes Park Plaza in London, England;

•	Centreville Apartment Hotel in Bucharest, Romania; and

•	Sandton Park Plaza in Johannesburg, South Africa.

For more information on the size and our ownership percentage in these hotels, see "Business Overview — Hotel and Leisure" below.

The Arena

The Arena is located in the heart of, and faces, the Herzlia Marina, which is one of the most prestigious land development projects in Israel. The principal features of our business strategy for the Arena include:

•	The creation of a distinctively aesthetic and architecturally pleasant structure, with emphasis on "customer friendliness," at a prime and unique location overlooking the Herzlia Marina and the shores of the Mediterranean Sea;

•	An aggressive marketing campaign to attract recognized "brand-name" retailer and entertainment service provider tenants; and

•	Offering a wide range of quality entertainment facilities, together with an impressive variety of retail opportunities.

The Arena itself has a total gross constructed area (excluding underground parking facilities) of approximately 60,000 square meters, of which approximately 26,500 square meters is available for rent, and approximately 33,500 square meters for public areas. In addition, a large underground parking facility of 60,000 square meter, which accommodates approximately 1,500 vehicles, serves the Arena. The Arena includes numerous large children and teen-oriented entertainment areas, restaurants, cafes and retail stores.

The Arena draws its customers from the northern parts of Greater Tel Aviv (including the northern satellite cities of Herzlia, Ra'anana and Kfar Sava) as well as the suburbs of northern Tel Aviv, attracting a potential customer base of approximately 1,500,000 to 2,000,000 residents. The Arena offers "brand name" retail outlets, a variety of entertainment and leisure activities, a food court with more fast and higher-end food establishments than in any other single building in Israel, a multi-screen cinema complex, a simulation facility (SimEx), an active water-ride, a rain forest attraction and a video game arcade. To promote customer traffic, the Arena is administered and operated by an experienced management company, which formulates a program designed to foster the interest and involvement of the patrons in the activities of the Arena, including special price reduction campaigns, entertainment and fashion events, contests, etc.

Biotechnology Investments

Since its establishment in early 2000, Elscint Bio-Medical Ltd. ("EBM") has focused on investments in early stage biotechnology companies. During 2001 and 2002, EBM expanded its investment in Gamida, an Israeli company that develops a technology for the multiplication (expansion) of stem cells harvested from cord blood, the blood that remains in the umbilical cord and placenta following birth. Cord blood stem cells have the ability to treat the same diseases as bone marrow with significantly less rejection. In 2003, EBM decided to postpone for the foreseeable future other planned investments in additional biotechnology companies due to the slowdown in the Israeli economy and projected difficulties in raising financing for such businesses. Currently, EBM does not have any plans to expand its activities.

Sale of the manufacturing facility in Ma'alot

On December 31, 2002 the Company sold (on the basis of an agreement signed on November 13, 2002), substantially all of the assets and the assignment of certain liabilities relating to the manufacturing, development, assembly, engineering and integration operations conducted by Elscint at the factory in Ma'alot in Northern Israel. The buyer did not assume tax liabilities, liabilities arising out of breaches by Elscint of assigned contracts, employee related liabilities for the period preceding the consummation of the transaction, and certain retained environmental liabilities. On the basis of the closing balance sheet, the buyer paid approximately $20.5 million, including a goodwill payment. As a result of this transaction, Elscint recorded a capital gain of approximately $8 million.

Highlights of 2003

The following are the highlights of our business activities and investments during 2003 and through May 31, 2004:

•	The completion of a long term lease of the hotel property located on Euston Road in London, England (previously Bernard Shaw Park Plaza) to an unrelated third party for a period of 25 years;

•	The opening of the oceanarium attraction (Aquatopia) at the Astrid Park Plaza hotel in Antwerp, Belgium;

•	The opening of the re-branded apartment hotel (Centreville) in the Bucuresti hotel complex in Bucharest, Romania;

•	The opening of the Arena in Herzlia in June 2003; and

•	The sale of the Company's interest in Algotech System Ltd. ("Algotech") to an unrelated third party.

Hotel and Leisure Highlights

In January 2003, we leased the Euston Road Property in London (formerly operated as the Bernard Shaw Park Plaza) to an unrelated third party for a period of 25 years. The rental payments are in a fixed amount for each of the first four years of the lease, and thereafter increase annually at the rate of 2.5% through the end of the lease term. The average annual lease payment is approximately GBP 5.8 million. The lessee has provided a deposit of GBP 2.5 million ($4.0 million) as security for the lease payments. The lessee has also been granted an option to extend the lease agreement by two additional periods of 15 years each.

In October 2003, Elscint opened to the public the oceanarium attraction in the Astrid Park Plaza in Antwerp, Belgium.

In December 2002, Elscint closed down the Bucuresti hotel in Bucharest, Romania, in order to facilitate the complete renovation and refurbishment of the existing facility and its conversion into a hotel of international standards. As a result, our subsidiary reduced the work force at the hotel from 890 employees, at December 2002 to 120 employees at May 31, 2004. The planning and design of the renovation works are nearing completion, and we intend to commence the renovation and the refurbishment as soon as we complete the financing for this project. It is anticipated that the renovation works will be completed within approximately 30 months from its commencement.

In the year ended December 31, 2003, we expanded the Centrevile hotel apartment by renovating 94 additional apartments. As of May 2004, the Centrevile included 230 apartments.

During 2003, Elscint also continued its plans for the development of two additional hotel projects. In Hungary, we made progress on the project for the conversion of the former National Ballet Institute Building, centrally located on Budapest's prestigious Andrassy Boulevard, into a western business orientated hotel. We expect the construction to commence during late-2004, and to be completed within 24 months thereafter. The construction of the "Riverbank Park Plaza Hotel" on the site acquired in March 2000 on the banks of the Thames River has continued through 2003 and is expected to be completed by late 2004. This hotel will be comprised of over 396 rooms and 96 luxury suits.

The Arena Highlights

The Arena was opened to the public, on a partial basis, in June 2003. Through March 31, 2004, approximately 21,800 square meters of the Arena have been leased to various retailers, of which approximately 9,000 square meters have been leased to three anchor tenants, including an eight (8) screen cinema complex, a large retailer group and a pharmacy-perfumery.

Other Highlights

Under the terms of an agreement dated November 17, 2003 for the sale of 100% of the outstanding shares of Algotech which is engaged in the design, manufacture, sale and service of Web enabled advanced solutions for medical imaging in health care facilities, Elscint sold its approximately 16% holdings (on a fully diluted basis) and the related rights in Algotech to an unrelated third party. Elscint's share in the proceeds is approximately $7.8 million. Through December 31, 2003, Elscint received $6.3 million of the proceeds. The remaining proceeds were deposited in an escrow account and is subject to adjustments by the buyer. As a result of this transaction, Elscint has recorded a capital gain (before tax) of NIS 24.7 million (US $5.6 million) in the fourth quarter of 2003. Elscint is a party to a claim for injunctive relief filed by a number of employees who are shareholders in Algotech, against the majority shareholder in that company to prevent the transfer of funds from Algotech to that shareholder. The court issued an injunction to prevent such transfer. No such relief was filed against Elscint, and the court injunction against the majority shareholder of Algotech does not relate to Elscint or prevent the transfer to Elscint of funds received in consideration for Elscint's sale of Algotech's shares. Management believes that the claim will not affect Elscint's assets. At the same time, it is not possible at this stage to assess the implications, if any, of this claim on the amount and timing of the completion of the payment that is held in escrow in favor of Elscint, as indicated above.

B.    BUSINESS OVERVIEW

The following table indicates our revenues in each business segment and geographic market in which Elscint has operated during each of the last three years :

Revenues classified by business segment

	Year Ended December 31, Adjusted NIS thousands			Convenience translation for year ended December 31, 2003
	2003	2002	2001	$ (thousands)
Hotel and Leisure	189,205	206,679	139,223	43,207
Hotel Lease	13,495	—	—	3,082
Commercial Center	20,106	—	—	4,592
Long-term contract	—	1,509	10,028	—
	222,806	208,188	149,251	50,881

Revenues classified by geographical market

	Year Ended December 31, Adjusted NIS thousands			Convenience translation for year ended December 31, 2003
	2003	2002	2001	$ (thousands)
Western Europe	181,668	170,326	107,774	41,486
Eastern and Central Europe	19,250	34,725	30,374	4,396
Israel	20,106	1,509	10,028	4,592
Others	1,782	1,628	1,075	407
	222,806	208,188	149,251	50,881

Hotels and Leisure

Elscint has certain rights in the following hotels and projects:

Victoria Hotel (operational hotel)	Amsterdam, The Netherlands
Utrecht Park Plaza Hotel (operational hotel)	Utrecht, The Netherlands
Astrid Park Plaza Hotel (operational hotel)	Antwerp, Belgium
Sandton Park Plaza Hotel (operational hotel)	Johannesburg, Republic of South Africa
Sherlock Holmes Park Plaza Hotel (operational hotel)	London, United Kingdom
Victoria Park Plaza Hotel (operational hotel)	London, United Kingdom
Centreville Apartments Hotel (operational)	Bucharest, Romania
Riverbank Hotel Project (under development)	London, United Kingdom
Ballet Building Project (under renovation)	Budapest, Hungary
Bucuresti Hotel (under renovation)	Bucharest, Romania

Elscint's ownership percentage in the foregoing hotels and hotel projects varies, and the remaining interests (in those hotels that are not wholly-owned by Elscint) are owned by various unrelated third parties, including subsidiaries of the Red Sea group of companies ("Red Sea").

Set forth below is certain information relating to our hotel and leisure segment:

Name and Rate of Hotel	Elscint's Holding Percentage	Total Constructed Area (Sq. Ft.)	Total Rooms	Average Occupancy During 2003	Other Information
Victoria Hotel, Amsterdam, Four Star	50%	220,000	305 (27 Suites)	92%	• business center • health center
Utrecht Park Plaza Hotel, Utrecht, The Netherlands, Four Stars	50%	55,880	120 (40 executive rooms)	64%	• 70 parking spaces • 11 conference rooms
Astrid Park Plaza Hotel, Antwerp, Belgium, Four Stars	100%	223,300	229 (19 business suites)	72%	• includes an oceanarium attraction (Aqutopia) • 18 meeting rooms
Sandton Park Plaza Hotel, Johannesburg, Four Stars	33.33%	89,100	138 (61 suites)	51%	• business center
Sherlock Holmes Hotel, London	45.0% equity 50% voting	67,460	119 (17 executive studios, 3 split level "loft" suites)	77%	• fitness center • main meeting room for 600 people • 6 board rooms
Victoria Park Plaza Hotel, London (standard of building equivalent to "four star deluxe")	50%	242,000	287 (22 business suites and 12 main suites) and 12 apartments	84%	• Executive lounge • health club • main conference room for up to 750 people • 13 additional convention rooms • underground parking facilities
Centreville Hotel Apartment	72%	205,000	230	85%	• Fully operational since May, 2003.
Riverbank (Thames) Project, London, under development	45% equity 45% voting	337,100	396 and 96 luxury suits	The hotel is under construction	• full leisure center • two main conference rooms, each with capacity of up to 650 people • 20 additional conference rooms
Ballet Building Project, Budapest, Hungary — in preliminary development	50%	143,000	196	The hotel is under development	• construction works to commence during late 2004
Bucuresti Hotel, Bucharest, Romania four star hotel	72%	696,000	446	The hotel is closed for renovation.	• adjacent historically protected building (restaurant) • health center

Golden Wall Option

BEA was granted an option from Park Plaza, exercisable until December 31, 2004, to purchase from Park Plaza 33% of the ownership and controlling rights in a company under its ownership, which was incorporated to acquire the business (including tangible assets, hotel management agreements, management rights, rights to use trade names, etc.) of the Park Plaza chain in Europe (hereinafter "the acquired company").

As part of the agreement, BEA granted Park Plaza two loans in the aggregate amount of $5 million. The terms of the loans are as follows: (i) BEA granted Park Plaza a loan of $1.67 million linked to the U.S. Dollar, which bears annual interest at the rate of Libor plus 1% and (ii) BEA granted Park Plaza an additional loan of $3.33 million in exchange for an option to convert the principal of $3.33 million into shares of the acquired company. As part of this agreement, if BEA decides not to exercise the option, the additional loan of $3.33 million would have the same terms of the $1.67 million loan described above. As security for the repayment of the loans, Elscint will hold back amounts payable to Park Plaza with respect to Park Plaza's rights in Elscint's hotels, except for management fees of the hotels.

In addition, BEA and Elscint agreed to provide the acquired company with a loan of up to an additional $2.25 million, if and to the extent this amount is required for the purchase of other assets by the acquired company. As part of this agreement, Park Plaza has an option, exercisable at any time in the event of disagreement between the parties regarding Park Plaza's rights, to acquire BEA's shares in the acquired company in consideration for the refund of the cost of BEA's original investment.

Biotechnology Investments

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

As of December 31, 2003, EBM held approximately 33.3% of the outstanding shares of Gamida (29.2% on a fully-diluted basis) and had the right to appoint one quarter of the members of Gamida's board of directors.

In May 2003, Teva Pharmaceuticals Ltd. ("Teva") invested $3 million in Gamida in exchange for approximately 9% (on a fully-diluted basis) of Gamida's outstanding share capital. Gamida signed an additional memorandum of understanding with Teva, pursuant to which Teva was awarded an option for future cooperation with Gamida with regard to the technology that Gamida is developing, and subject to certain conditions agreed between those parties.

EBM was bound in the past by agreements with a company controlled by its former Chief Executive Officer (the "CEO"), entitling the CEO to shares representing 2% of EBM's issued and paid-up capital, in consideration for their nominal value. The agreement also provided that EBM would invest 92% and the CEO's company would invest 8% in venture capital investments. The CEO's company's investment would be financed by a dollar-linked non-recourse loan bearing LIBOR+1% interest from EBM. In the event of cancellation of the said agreement (or another agreement between the parties for the provision of consulting services), EBM would be entitled, under certain conditions, to acquire all or any of the CEO's company's holdings in the venture capital investments and in EBM at cost or at market value, as relevant (depending on the purchase date).

In November 2002, the employment agreement between EBM and its CEO, was terminated. Pursuant to the termination agreement, EBM transferred to itself the CEO's rights in EBM and its portfolio investee companies, in consideration for the repayment of the loans provided by EBM to the CEO.

A dispute arose between the parties, with the CEO contending that EBM had lost its right to acquire his holdings, claiming the deadline according to the agreement for giving notice to acquire had expired. EBM's management disputes this contention and is acting to realize its rights under the agreement. The parties have yet to sign a full and final agreement for the waiver and/or settlement of their mutual claims. The Company management estimates that in any event, it will not incur significant costs from the termination of the agreements, beyond those reflected in the financial statements.

Concurrently with the termination of the employment agreement of the CEO, EBM's management postponed for the foreseeable future further investment opportunities in biotechnology related companies pending its re-assessment of the market situation.

Umbilical Cord Blood Bank.    As a complement to its investment in Gamida, EBM expected to establish an international umbilical cord blood bank ("UCBB") and a laboratory for the genetic analysis of stem cells, and for conducting other genetic tests on a commercial basis at the end of 2003. However, EBM is now reconsidering its plans in this regard and has postponed implementation of the projects.

Competition

Hotel and Leisure

The lodging industry in Europe has traditionally been classified on a grading system, with five-star representing a luxury hotel and one-star a budget hotel. All of our hotels enjoy a four-star grading, or qualify as four-star establishments, while some are designated as "Four Star Deluxe" establishments.

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

In addition, we compete with other companies in the hotel industry for opportunities to purchase or build new hotels. Many of these other companies are larger than us. Our hotel in Utrecht, The Netherlands competes directly with the Holiday Inn hotel (which is located directly opposite our hotel), the Mercury Hotel and the President Hotel. Our hotel in Antwerp, Belgium competes directly with the Hilton, Holiday Inn, Crown Plaza and Park Lane hotels, although we believe that the average room rate in our hotel is competitive. The Victoria Park Plaza Hotel in London is in direct competition with a number of three-star plus and four-star rated hotels within relatively close proximity of the Victoria railway station, including the Thistle Grosvenor and the Victoria Holiday Inn hotels, both of which benefit from their close proximity to Victoria station, as well as the Thistle Royal Westminster, Rubens, Status Street, Ennins, St. James's Court and Merchant Court hotels. In addition, there is a considerable number of traditional budget hotels in the proximity of the Victoria Hotel. The hotel we are planning to construct in Budapest, Hungary will compete directly with the Kempinski, Marriott, Hilton, Inter-Continental and Hyatt hotels. The Bucuresti Hotel in Bucharest competes with the Hilton situated directly across the street, the Intercontinental, and the newly opened Marriott Grand Palace hotel.

The Arena

There is a large number of shopping malls located in the Greater Tel Aviv area and in its satellite cities, including Herzlia, Ra'anana, Petach-Tikva and Rishon LeTzion. The Arena's main competitors are a shopping mall located in Herzlia and another, located in northern Tel-Aviv approximately 8 kilometers from the site. All these malls compete vigorously for tenants and customers. Elscint is attempting to establish a competitive edge, both due to: (a) the unique location of the Marina, overlooking the Mediterranean Sea; and (b) the strong emphasis on the entertainment facilities offered to its patrons.

Biotechnology Investments

Start up companies, including companies in the biotechnology field, tend to operate in a highly competitive environment. In order to succeed, the products or services require a unique "added value" factor, relatively brief concept to market parameters, and aggressive marketing. Gamida faces competition from large international companies with access to financial resources and with well-established research and development capabilities. However, the biotechnology field, which is dominated by large multi-national conglomerates, although affected by global pressures on the investment market, is more resilient to market trends than the more volatile high technology industry.

Seasonality

Hotel and Leisure

The business activities of the various hotels, especially in Western Europe, are influenced by several factors that affect the revenues and gross operating profit ("GOP"), either on an absolute basis or relative to other periods during the year. These factors include (i) seasonality of general business activity (which affects the volume of traffic in the business community), (ii) holiday seasons (such as Christmas and Easter), and (iii) the weather conditions. In Western Europe, these factors generally cause the first and third quarters to be weaker than the second and fourth quarters. However, in England, differences in the weather and certain other factors cause the first and second quarters to be weaker than the third and fourth quarters.

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

For our South African hotel, generally the holiday seasons (Christmas and Easter) show slightly stronger results, although the depressed economy and the political uncertainty of the region have reduced occupancy rates to the point that seasonal comparisons are largely irrelevant.

The Arena

The Arena may experience seasonal shifts in retail activity. Generally speaking, peak holiday seasons (such as Passover, the Jewish New Year and other Jewish and national holidays), will show an increase in patron traffic, both for the purchase of holiday gifts and for utilizing the entertainment facilities offered by the Arena. The period immediately following such periods tend to show a decrease in the number of patrons visiting the Arena and a corresponding slow-down in retail activity. However, this may be offset by the fact that the indoor facilities will offer an air-conditioned environment for shoppers and patrons which is of particular significance during the warm summer months in Israel (April/May to October/November), and particularly in July and August when schools are in recess and it is customary in Israel to take summer vacations. Seasonality patterns are also inherent in the consumer habits of local residents.

Government Regulation

Hotel and Leisure

The Netherlands

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

In the Benelux countries, there is a "Benelux-Hotelclassificatie" (Benelux hotel classification system). In the Netherlands this classification system is conducted by the "Bedrijfschap Horeca en Catering", a trade organization established by law in collaboration with the consumer society ANWB (which is a consumer society comparable to the AAA in the United States of America). Our hotels in the Netherlands have received a four-star rating. Restaurants and hotels operating in the Netherlands must operate under the management of a general manager and a local manager.

According to Dutch law, when a company sells its business, it is obligated to transfer all employees together with the business. The hotel and restaurant industry in the Netherlands has a collective labor agreement, which provides a grading system for employees in the hotel and restaurant industry. For each grade there is a minimum wage mandated. Among other things, the provisions of the collective labor agreement obligate the employer to provide money for employees for a number of funds.

The total obligations of the companies in the Netherlands that arise from the termination of employees, in accordance with the laws in the Netherlands and labor agreements in effect, are covered by (i) current payments to government institutions for provisions for the retirement of employees or their dismissal; (ii) current payments to life insurance companies for pensions; and (iii) a provision included in their financial reporting.

Belgium

In Belgium, the grading of hotels is conducted by a tourism organization which operates under the authority of, and in accordance with regulations issued by, the Belgian Ministry of Tourism. Hotels which are not graded are prohibited from operating as a hotel. This organization regulates and grades hotels and restaurants including supervising the method of engaging in agreements and advertising tariffs and the hotel. The regulations also establish the rating of hotels using the "stars" method. As of April 30, 2002, the evaluation of the Astrid Park Plaza hotel has been completed and the hotel has received an official H-4 rating, which is equivalent to a "Four Star Deluxe" rating.

In addition, various licenses and permits are required to be issued by governmental authorities (including permits for the operation of a restaurant, the sale of alcohol and food and beverage licenses, etc.) and in some instances by the municipal authorities (including illumination, operation of a public terrace during summer months, etc.). Governmental authorities conduct periodic reviews of installations and systems operating within the hotel (elevators, sprinkler systems, sanitation, etc.). Regulations govern the employment of employees, the observance of which is monitored by the employee's union and regulated by governmental authorities.

United Kingdom

The principal regulatory requirements for the construction and operation of hotels in the United Kingdom are as follows:

•	Approval of the appropriate building control authorities for the plans and designs of the proposed hotel, culminating in the grant of a valid building permit;

•	Building regulation consents required for the occupation and operation of the building, particularly in connection with means of escape in the case of fire;

•	Licenses for sale of alcohol;

•	Compliance with various United Kingdom and European Union regulations in connection with employees, in particular working hours regulations;

•	Compliance with health and safety regulations, in particular those concerning food and hygiene; and

•	Gaming licenses (where applicable).

The type and nature of the licenses will vary according to circumstances. In particular, there are a number of different licenses that may be relevant in connection with the sale of alcohol and operation of entertainment facilities, depending on the nature of the services to be provided by the hotel to its patrons.

Hungary

The fact that the Ballet Institute Building has a historical landmark status, under the protection of the Hungarian Historical Building Office (which has authority for the administration and preservation of the building), mandates that the planning consents and requisite permits for the proposed renovation of the Ballet Institute Building and its conversion into a hotel must be applied for and obtained from the Historical Building Office. In order to obtain such consents and permits, it is necessary to ensure that the renovation plans provide for the restoration of the building and the preservation of its historical status.

Various government decrees establish the criteria for the rating of hotel establishments. These criteria include: size of rooms; suite-to-room ratio; number of restaurants and other catering facilities; level of room service provided; level of room amenities provided; air-conditioning; guest facilities; and the quality and periods of food and beverage services provided.

Following the completion of the renovation, it will also be necessary to obtain an operating permit, which will only be issued after the following consents and approvals have been obtained:

•	The approval of the local State Public Health and Medical Officer Service for the commercial accommodation;

•	Animal Health Station and the local State Public Health and Medical Officer Service for businesses or catering establishments which use or market food or ingredients of animal origin;

•	The Fire Department as fire control authority for business establishments, commercial accommodations and hospitality establishments; and

•	The competent building authority (in Elscint's case, the Historical Building Office) certifying that the developer has executed the renovation and construction in compliance with the permits issued to it.

The operating permit is issued for the hotel as a business activity. Other activities conducted within the premises (such as restaurants, bars, shops, health clubs, etc.) require special operating permits, which are issued by the local municipal authorities. The sale of alcohol on the premises requires a permit from the customs authorities.

South Africa

The Sandton Hotel is required to maintain, and currently maintains, licenses for the sale of alcohol on the premises, a trading license, and to comply with national and municipal regulations regarding food, hygiene and employees.

Romania

Building permits required under local applicable laws will be necessary in order to execute the renovation at the Bucuresti Hotel. In order to enable the re-opening of the hotel following renovation, the Bucuresti Hotel will be required to maintain licenses for the operation of the building as a hotel, the sale of alcohol on the premises and the operation of a restaurant and tourism services. In addition, the hotel will be required to maintain a trading license, and to comply with national and municipal regulations regarding food, hygiene, the operation and maintenance of the swimming pool, casino, elevators, health, sanitation, electricity, fire hazards prevention, and employees. The hotel will also be required to obtain local municipal and police approvals for the means of access to and egress from the hotel for motor vehicles.

Principal Capital Expenditures and Divestitures

Fiscal year 2001

In 2001, Elscint made the following capital expenditures and divestitures:

Hotel and Leisure

Riverbank (Thames), London

Following the acquisition and during 2001, the company owning the hotel made additional payments on account of planning and design costs of GBP 3.2 million. The total amount the company invested in the project (including the lease purchase) as of December 31, 2001 was GBP 17.9 million. We financed these costs mainly through short term bank facilities and our available free funds.

Sherlock Holmes Hotel, London

The renovation of the Sherlock Holmes Hotel commenced in early 2001, and as of December 31, 2001 was in its final stages of completion. The total cost of the renovation project is approximately GBP 9.5 million. In the year ended December 31, 2001 we invested GBP 7.8 in the renovation of the hotel. We financed the renovation of the hotel through a bank loan and our available free funds (See "Item 5 — Operating and Financial Review and Prospects — Loans").

The Victoria Park Plaza Hotel, London

The Victoria Park Plaza Hotel was opened in September 2001, and became fully operational at the beginning of 2002. During 2001, Elscint's subsidiary invested in the hotel GBP 10.7 million in the construction of the hotel. The construction of the hotel was financed through a bank loan and our available free funds (See: "Item 5 — Operating and Financial Review and Prospects — Loans").

The Ballet Building, Budapest, Hungary

Elscint's subsidiary has invested approximately $5.7 million during 2001 in this project.

Monfort Lake Project, Israel

As of December 2001, Elscint invested NIS 9 million, including initial planning costs, relating to this project (see "Property Plant and Equipment").

Biotechnology Investments

Gamida

In September 2001, EBM invested an additional $5 million in Gamida at a pre-money valuation of $20 million.

Gilbridge

In October 2001, Elscint entered into an agreement with Mr. Emmanuel Gill, a former Chairman of the board of directors of Elscint, for the sale by Elscint to Mr. Gill of 49% of the issued and outstanding shares of Gilbridge then held by Elscint and the assignment of Elscint's rights under certain capital notes made by Gilbridge to Elscint for consideration of $5 million. It was further agreed that the balance of the loan of NIS 18.9 million granted to Gilbridge will be repayable out of Gilbridge initial profits not later than October 30, 2005. The Company has not received any securities in respect of this loan.

The Arena

The total additional amount invested by Elscint's subsidiary in this project during the year ended December 31, 2001 was $10.3 million. These amount were expended principally on construction of the facility.

Fiscal Year 2002

In 2002, Elscint made the following capital expenditures and divestitures:

Hotel and Leisure

Riverbank (Thames), London

The total additional amount invested by the company owning the hotel in this project during the year ended December 31, year 2002 was GBP 13.4 million. These amounts were expended principally in respect of planning, design and construction. We financed these costs mainly through short term bank facilities.

The Ballet Building, Budapest, Hungary

The total investment in the project during 2002 (including obtaining full and clean possession) was approximately Euro 1.1 million.

Astrid Park Plaza Hotel

The cost of the completion and of the renovation works at the Astrid Park Plaza hotel in Antwerp, Belgium and the commencement of construction of the Aquatopia within the facility was approximately Euro 2.6 million.

Sub-assembly and Manufacturing Facility

Sale of Manufacturing Facility

On December 31, 2002, Elscint sold substantially all of the assets and assigned certain liabilities pertaining to the business previously conducted by it at its factory in Ma'alot, to an unrelated third party. The sale price of the facility was approximately $20.5 million, and Elscint recorded a capital gain of approximately $8 million.

The Arena

The total additional amount invested by Elscint's subsidiary in this project during the year ended December 31, 2002 was $12.7 million. These amount were expended principally on construction of the facility.

Biotechnology Investment

In April 2002, EBM acquired from a third party additional shares (450,000 ordinary shares) in Gamida for approximately $1.0 million.

Fiscal year 2003

In 2003, Elscint made the following capital expenditures and divestitures:

Hotel and Leisure

Riverbank (Thames), London

The total additional amount invested by the company owning the hotel in this project during the year ended December 31, 2003 was GBP 22.6 million (approximately $40.5 million). These amounts were expended principally on construction. We are financing the construction of the hotel through long term bank facilities and our available funds. (See "Item 5 — Operating and Financial Review and Prospects — Loans").

Astrid Park Plaza Hotel

The total cost of the construction of the Aquatopia within the facility was approximately Euro12.5 million (approximately $15.8 million). During 2003 the Company invested Euro 11.1 million (approximately $14.0 million) in this project. We financed these costs mainly through our available funds. (See "Item 5 — Operating and Financial Review and Prospects — Loans").

Apartment Hotel Bucuresti Complex (Centreville)

The total amount invested by Elscint's subsidiary in the renovation of the hotel apartment in the Bucuresti complex during the year ended December 31, 2003 was Euro 3.1 million ($3.9 million).

The Arena

The total additional amount invested by Elscint's subsidiary in this project during the year ended December 31, 2003 was approximately $48.3 million. This amount was principally expended on construction. We financed these costs mainly through a bank facility (See "Item 5 — Operating and Financial Review and Prospects — Loans").

Principal Capital Expenditures and Divestitures Currently in Progress or Planned

During 2004, we either made, are in the process of making, or are planning to make, additional capital expenditures, as follows:

Hotel and Leisure

Riverbank (Thames), London — construction

The additional amount invested by the company owning the hotel in this project until March 2004 was GBP 6.7 million. The estimated cost for the completion of this project is approximately GBP 36.4 million.

Bucuresti Hotel Complex, Bucharest, Romania — Renovation Planned

We intend to extensively renovate the Bucuresti Hotel in order to enable compliance with the international standards required for a four star business hotel. As at May 31, 2004, the renovation program was in an advanced stage of preparation. On the basis of the budget currently under consideration, we anticipate that an investment of approximately Euro 36.5 million will be required, which we intend to finance through the issuance of equity and bank loans.

C.    ORGANIZATIONAL STRUCTURE

Elscint is a member of the Europe-Israel (M.M.S.) Ltd. ("Europe-Israel") (an Israeli company listed on the Tel Aviv Stock Exchange ("TASE")) group of companies (See "Item 7 — Major Shareholders and Related Party Transactions"). Control Centers Ltd., a privately-held Israeli company ("Control Centers"), is currently the largest shareholder of Europe-Israel (approximately 80%).

The following table sets forth information about Elscint's significant subsidiaries, jointly controlled subsidiaries and affiliated companies:

Name of Company	Abbreviated Name	Country of organization	Elscint's Direct/Indirect Ownership (percentage)
			Equity		Voting
Elscint Holdings and Investments N.V.	("E.H.")	Netherlands	100.0		100.0
BEA Hotels N.V.	("BEA")	Netherlands	100.0		100.0
BEA Hotels Eastern Europe B.V.	("BHEE")	Netherlands	100.0		100.0
Riverbank Hotel Holding B.V	("RBH")	Netherlands	45.0		50.0
Shaw Hotel Holding B.V.	("SHH")	Netherlands	30.0	*	35.0
Victoria London Hotel Holding B.V.	("VLH")	Netherlands	45.0		50.0
Victoria Park Plaza Operator Ltd.	("VPPO")	United Kingdom	50.0		50.0
Andrassy 25 Kft	("Andrassy")	Hungary	50.0		50.0
Park Plaza Hotel Sandton (Pty) Ltd.	("Sandton")	South Africa	33.3		33.3
Victoria Hotel C.V. - Limited Partnership	("VHCV")	Netherlands	50.0		50.0
Grandis Netherlands Holding B.V.	("Grandis")	Netherlands	45.0		50.0
Sherlock Holmes Park Plaza Ltd.	("SHPP")	United Kingdom	45.0		45.0
Astridplaza N.V.	("AP")	Belgium	100.0		100.0
Utrecht Victoria Hotel B.V.	("UVH")	Netherlands	50.0		50.0
SC Domino International Hotels S.R.L.	("Domino")	Romania	100.0		100.0
SC Bucuresti Turism S.A.	("Bucuresti")	Romania	72.0		72.0
S.L.S. Sails Ltd.	("SLS")	Israel	100.0		100.0
Elscint Biomedical Ltd.	("EBM")	Israel	100.0		100.0
Gamida Cell Ltd. (affiliated company)	("Gamida")	Israel	33.0		33.0

(*)	Through March 31, 2003, Park Plaza held an option to receive shares amounting to 10% of the share capital of SHH (5% each from the holdings of BEA and of a company from the Red Sea group), in consideration for its participation in 10% of all the shareholders' investments (10% of all shareholder loans (principal) plus interest at a rate of 8% per annum) up to the date of exercise of the option ("Park Plaza Proportional Investment Amount"). The parties reached an agreement regarding the expiration of the option on March 31, 2003. Concurrently, the parties established a mechanism according to which Park Plaza is entitled to 10% of the "excess available funds" over the amount of its required investment in SHH. Park Plaza will be entitled to receive the full beneficial rights relating to 10% of the rights derived from all of the issued and paid-up shares of SHH, to be held on its behalf, jointly, by BEA and by a company from the Red Sea group. The legal rights as well as the voting rights in the shares will be retained by the registered shareholders. As a result, our effective holding rate in SHH has decreased to 30%. Park Plaza is entitled at any time to request the conversion of its beneficial rights into shares with identical rights to those held by the registered shareholders, provided, however, that it shall have participated in the shareholders investments in SHH to the full extent of the Park Plaza Proportional Investment Amount and provided further that the consent of the remaining SHH shareholders and the consent of the banks financing the hotel shall have been obtained.

D.    PROPERTY, PLANT AND EQUIPMENT

Property in Israel

Elscint uses leased office space in Tel Aviv for its management and administration activities. Leases on two sections of the properties expire during 2005. A part of the leased space in Tel Aviv is leased from Control Centers at market prices.

In June 2003, our subsidiary that acquired the rights to the Arena, was registered as the owner of the long term lease rights (for a term of 43 years with an option for an additional term of 49 years commencing in 1993) to land owned by the Israeli Land Administration.

In September 2000, Elscint won a tender for the acquisition of long-term lease rights to approximately 22 acres, situated on the bank of the artificial Lake Monfort near Ma'alot in Northern Israel. As a result of the economic situation and in view of the state of the tourist branch in particular, implementation of the project has been delayed.

Property in the United States

In June 1999, Elscint Inc., our wholly-owned United States subsidiary, purchased a building in Rockleigh, New Jersey for approximately $5.2 million. The building consists of approximately 40,000 square feet. Until March 2001, Elscint Inc. used approximately 5,000 square feet for its office space. Until the purchase of the property, Elscint Inc. leased it from its prior owner. In May 2003, Elscint Inc. signed an agreement with an unrelated third party for the sale of the building. Upon closing the transaction, on June 15, 2004, Elscint Inc. received total consideration of $4.75 million.

Property in Europe and South Africa

Set forth below is certain information with respect to our hotels and hotel projects in Europe and South Africa:

Name of Hotel	Encumbrances, Miscellaneous
Victoria Hotel, Amsterdam	• land pledged as collateral to secure payment of loan • first priority mortgage and first priority lien on all moveable assets
Utrecht Park Plaza, Utrecht	• long term lease rights pledged as collateral to secure payment of loan • first priority lien on all moveable assets
Astrid Park Plaza, Antwerp	• none
Property located on Euston Road, London (formerly known as Bernard Shaw hotel)	• first priority mortgage on land and on moveable assets
•  first priority mortgage on revenues and profits derived from the long-term lease agreements
•  first ranking pledge on shares of subsidiary that owns the rights to the land
• the hotel is leased for a period of 25 years with an option for two additional periods of 15 years each
Sandton Park Plaza Hotel, Johannesburg,	• first priority mortgage on land • lien on all moveable assets and on $500,000 bank deposit
Victoria Park Plaza, London	• first priority mortgage on land • first priority lien on shares of subsidiary that owns the rights to the land • lien on all moveable assets
Ballet Building, Budapest	• property is unencumbered.
Riverbank (Thames) property, London	• long term lease rights for 125 years • first priority mortgage on the lease rights • first ranking lien on shares of subsidiary that owns the rights to the lease • lien on all moveable assets
Sherlock Holmes Hotel, London	• sub-lease for 99 years and an option to extend to a total of 125 years (we are sub-lessee) • lien on the sub-lease rights
Bucuresti Hotel Complex, Bucharest	• property and movables are unencumbered • including Centrevile apartment hotel • lien on shares of the subsidiary that own the complex

ITEM 5. — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

The financial statements of the Company are prepared in accordance with accounting principals generally accepted Israel ("Israeli GAAP"). You should read the following discussion in conjunction with the consolidated financial statements and Notes thereto included in this report.

Our consolidated financial statements are presented in NIS as adjusted to reflect changes in the Consumer Price Index ("CPI") in Israel through the latest balance sheet date ("inflation rate"). The financial statements of certain of Elscint's subsidiaries that operate outside Israel are prepared in their currency of residence (which is their functional currency), as adjusted to the inflation rate in their country of residence and translated into NIS at the exchange rate prevailing at the balance sheet date. (See Note 2A. to the Consolidated Financial Statements.)

For Recent Accounting Standards published in Israel — see Note 2T.(1).

The financial data included in this discussion has been derived from Elscint's consolidated financial statements and from analyses based on its accounting records and published statistical data, and have been rounded to the nearest million.

Israeli GAAP and U.S. GAAP differ in certain material respects, which are set forth in detail in Note 23 to the consolidated financial statements. Following are certain accounting differences between Israeli GAAP and U.S. GAAP the disclosure of which is, in our opinion, necessary for an understanding of the consolidated financial statements of the Company as a whole and are significant, especially, for U.S. readers.

(i)	Effect of inflation

In accordance with Israeli GAAP, as mentioned above, the consolidated financial statements of the Company are presented in adjusted New Israeli Shekels (NIS).

In accordance with U.S. GAAP, the consolidated financial statements should be expressed in nominal historical terms. The effect of this difference between measurement on the adjusted basis and on the basis of historical terms, is not required to be included in the reconciliation to the U.S. GAAP financial statements.

(ii)	Jointly controlled companies

In accordance with Israeli GAAP — the financial statements of jointly controlled companies are included in the consolidated financial statements in accordance with the "proportionate consolidation method". That is, each item in the balance sheet, in the statement of operations and in the statement of cash flow are consolidated with the same items in the Company's consolidated financial statement on a proportionate basis, according to the Company's share in the joint venture.

In accordance with U.S. GAAP — investments in jointly controlled companies are accounted for by the "equity method". However, use of the proportionate consolidation method is permitted by the Securities and Exchange Commission rules for a foreign private issuer. Use of proportionate consolidation does not have any effect on the income (loss) and/or shareholders' equity. However, summarized data on a pro forma basis, regarding reporting differences in classifications or display of items in the balance sheet, in the statement of operations and in the statement of cash flows, that result from using the proportionate consolidation method and not the equity method, are given in Note 23 (subsection B.4.) to the consolidated financial statements included in Item 18.

Critical Accounting Policies and Estimates

The following discussion should be read in conjunction with the consolidated financial statements of the Company included in Item 18 and notes thereto.

A "critical accounting policy", is one that (i) is important to the portrayal of an entity's financial condition and results of operation and (ii) requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that our critical accounting policies, estimates and assumptions, the impact of which is material to the financial condition or operating performance, or the nature of which is material due to the level of subjectivity and judgment necessary for highly uncertain matters, are those described below.

The preparation of our consolidated financial statements in conformity with Israeli GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate, on an on-going basis, our estimates, including those related to impairment of real estate assets and investments, allocation of the consideration within a business combination, assessment of the probable outcome of litigation matters in which we are involved and other contingent liabilities, allowance for doubtful accounts, determination of subsidiaries' functional currency, current and deferred taxes and capitalization of costs. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments as to the carrying values of assets and liabilities that are not readily apparent from other sources. In preparing the financial statements and forming our estimates and judgments with respect to certain amounts included therein, we have utilized available information including, among other factors, our past history, industry standards and the current economic environment, while giving due consideration to materiality, as mentioned above. It is possible that the ultimate outcome, as anticipated by management in formulating its estimates inherent in these financial statements, will not materialize. Moreover, application of the critical accounting policies described below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, the actual outcome could differ from these estimates. Other companies may use different estimates, which may have an impact on the comparability of our results of operations to those of companies in similar businesses.

This discussion relates to the consolidated financial statements presented in Item 18. For information on the differences between Israeli GAAP and U.S. GAAP, see Note 23 to the financial statements included in Item 18.

Issues regarding our consolidated financial statements, that, in accordance with Israeli GAAP, are subject to considerable management judgment and that involve critical assumptions and estimates are, in general, similar to those pursuant to U.S. GAAP.

Furthermore, assumptions and estimates as well as management discretion that are exercised in determining accounting policy for the following instances under Israeli GAAP are substantially similar to those pursuant to U.S. GAAP: (i) evaluating the need for recording an impairment loss of long lived assets or investments; (ii) allocating the purchase price of a business combination; (iii) evaluating the outcome of litigation and other contingent liabilities; (iv) determining the functional currency of each of our foreign investees; (v) assessing the liabilities for current taxes and the need for recording a valuation allowance against deferred tax benefits; and (vi) capitalization of costs.

Impairment and depreciation of long-lived assets

We evaluate the existence of any other-than-temporary decline and thus the need for an impairment loss on our real estate assets (used in operation or under construction), when indicators of impairment are present. Our evaluation is based, as from January 1, 2003, on our estimated selling price in the open market or the estimated value in use, based on discounted operational cash flow (before interest and income tax charges) ("cash flow") expected to be generated by those assets, whichever is higher ("recoverable amount"). Through December 31, 2002 the evaluation was based on estimated undiscounted cash flows. The impairment loss is recorded to the extent that the carrying amount of the assets exceeds their recoverable amount. Indicators we consider important that would trigger an impairment review include, inter alia, the following: (i) a material adverse industry or economic trend; (ii) significant under-performance relative to historical or projected and expected operating results; (iii) a significant change in the manner in which an asset is used; (iv) significant changes, with an adverse effect in the market, economic or legal environment in which we operate or in the market to which an asset is dedicated; and (v) an accumulation of costs significantly in excess of the amount originally expected to be used for the construction, operation and/or holding of an asset.

Fair value estimates represent the best estimates based on industry trends, market rates and transactions. Our value in use estimation involves estimating the future cash flows expected to be derived from continuing use of an asset and from its ultimate disposal. Such value is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect our best estimate of future market and economic conditions that we believe will exist during the remaining useful life of the assets. The discount rate used in measuring the value in use reflects current market assessments regarding the time value of money, industry risks as a whole and risks specific to the asset, and is the return that investors would require if they were to choose an investment that would generate cash flows of amounts, timing and risk profile equivalent to those that the enterprise expects to derive from the asset. Such rate is generally estimated from the rate implied in current market transactions for similar assets. When an asset-specific-rate is not directly available in the market, we use a substitute rate to estimate the discount rate, by evaluating, as much as possible, a market assessment of: (a) the time value of money for the periods through the end of the asset's useful life; and (b) the possible risk that future cash flows will differ in amount or timing from estimates.

If an asset is considered to be impaired, an impairment loss is recorded. The impairment loss, if any, is measured by comparing the amount that reflects the fair value of the asset at the time impairment is evident, to its carrying amount.

Based on management's estimates of future cash flows, our long-lived assets were determined to be recoverable, with the exception of an aggregate impairment loss of NIS 50.4 million, which was recorded in the consolidated financial statements, through December 31, 2003.

The recognition of an impairment to property and the potential impairment calculation are subject to a considerable degree of judgment, the results of which, when applied under different principles or different conditions or assumptions, are likely to result in materially different amounts and could have a material adverse impact on the financial statements. The evaluation of future cash flow expected to be generated by each property is subject to significant uncertainty in the estimation of future income and expenses of each hotel's and/or the Arena's operations, and the future capital expenditures. In preparing these projections, we make a number of assumptions concerning market share of the asset, benchmark operating figures such as occupancy rates, average room rates (in respect of hotels), rental fee rates (in respect of the Arena ), collection rates, market prospects, industry labor cost prospects, operating efficiency of the management companies and the scope of maintenance and other operating expenses.

Since market conditions and other parameters (such as macroeconomic environment trends, and others), which affect the recoverable amount, vary from time to time, the recoverable amount might be not adequate on a date other than the date the measurement was done (which is close to the balance sheet date). In the event the projected forecasts regarding the future cash flow generated by those assets are not met, we may have to record an additional impairment loss not previously recorded.

Under different assumptions or conditions, the asset impairment analysis may yield a different outcome, which may alter the impairment analysis on our assets, as well as the gain or loss on the eventual disposition of the asset.

An indication that an asset may be impaired may sometimes indicate that the remaining useful life, the depreciation (amortization) method or the residual value for the asset needs to be reviewed and adjusted under accounting standards applicable to the asset, even if no impairment loss is recognized for the asset.

Depreciation of real estate is based on the estimated useful life of the property (50 years in respect of the Arena and 67 years in respect of hotels) using the straight-line method. We commenced depreciating the Arena during the third quarter of 2003, based on the straight-line method. In the beginning of 2004, we received an opinion from a structural and civil engineering consulting firm, stating that the remaining economic useful life of two hotels situated in London is no less than 95 years (substantially longer than the economic useful life previously used by us). Accordingly, depreciation expenses decreased (on an annual basis) by approximately NIS 800,000 ($183,000).

Changes in our estimates regarding the expected economic useful life of our assets, might significantly affect our depreciation and amortization expenses. Under different assumptions or conditions, the asset impairment analysis or the depreciation method may yield a different outcome, which may alter the impairment analysis on our assets, as well as the gain or loss on the eventual disposition of the asset.

For information on the differences between Israeli GAAP and US GAAP relating to impairment of long lived assets, see subsection A12. to Note 23 to the consolidated financial statements included in Item 18.

Impairment of investments

We evaluate permanent impairment on individual investments in our portfolio, when an investment has experienced a sustained decline (not of a temporary nature) in fair value below the carrying amount, as of the balance sheet date. Management considers several factors, including: (i) a significant adverse industry or economic trend; (ii) significant under-performance relative to historical or projected operating results; (iii) the length of time during which such investment has experienced a decline; (iv) achievement of business plan objectives and milestones; (v) the value of each ownership interest in relation to the carrying amount; (vi) the financial condition and prospects of the investee; (vii) the volatility inherent in the external markets for these investments; and (viii) other relevant factors. These evaluations are subjective in nature. Permanent declines in value result in a charge to net income. Through December 31, 2002, permanent declines in value resulted in a charge to net income or against "cumulative foreign currency translation adjustment reserve" in the shareholder equity, as applicable.

We record an investment impairment charge when we believe an investment has experienced a decline in value that is not temporary in nature. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to generate the anticipated cash flow from holding the investee company and recover the carrying amount of the investments, thereby possibly requiring an impairment charge in the future. Under different assumptions or conditions, the investment impairment analysis may yield a different outcome, which may alter the impairment analysis on our investments, as well as the gain or loss on the eventual disposition of the investments

Through December 31, 2003 we recorded a write-down of such investments in the aggregate amount of NIS 22.7 million.

For information on the differences between Israeli GAAP and U.S. GAAP with respect to investment in investee companies, see subsection 12a to Note 23 to the consolidated financial statements included in Item 18.

Business Combinations

We allocate the purchase price of acquired companies and properties to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. In order to allocate the purchase price attributed to each acquired company and/or asset (tangible and intangible; monetary and non-monetary) and liabilities, we identify and estimate the fair value of each of the main acquired tangible assets (land, building, improvement and other equipment) and estimate any other identifiable intangible asset. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Litigation, other Contingent Liabilities and Allowance for Doubtful Accounts.

a.    We are currently involved in various litigation disputes in substantial amounts. We provide a provision for contingent obligations (including those in respect of discontinued operations) when the obligations are probable and the amounts may be estimated reasonably. We include in our financial statements, provisions which in management's opinion based on, among other factors, legal consultation and past experience — are deemed adequate to cover the costs and resources necessary to satisfy the potential liabilities under these claims. The outcome of such contingent liabilities may differ materially from the assessment of management. Management periodically evaluates these assessments and makes appropriate adjustments to our financial statements. In addition, as facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the financial statements.

We are involved in litigation matters, the amount or outcome of which may not be estimated (e.g., class actions). Because of the uncertainties related to amounts and/or ranges of losses in these litigation matters, neither our management nor our legal advisors are able to make a reasonable estimate of the liability that could result from an unfavorable outcome and accordingly no provision is provided for such claims. As additional information becomes available, we will re-assess the potential liability related to our pending litigation and will revise our estimates accordingly. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position.

b.    We examine, on an ongoing basis, the volume of credit extended to our customers in the ordinary course of business (including long term loans to third parties, in line with and regarding our business) and accordingly, record a provision for doubtful accounts based on those factors affecting credit risks, based upon the judgment of management. We periodically evaluate the quality and value of loans granted by us to various third parties in the ordinary course of business, taking into consideration the security provided therefore, the term of the loan and our past experience with these third parties.

Determination of Functional Currency of Investee Companies

In preparing our consolidated financial statements, we are required to evaluate the functional currency of certain subsidiaries operating outside of Israel (especially in Romania). The functional currency is determined based on management's judgment and involves consideration of all relevant economic factors and circumstances affecting each subsidiary (e.g., the currency of the financial environment that significantly affects management in determining, inter alia, services' prices and payment conditions, or the currency used by management for the purpose of decision making). Generally, the currency in which each subsidiary executed (denominated and settled) the majority of its financings and transactions, which include purchases, billings, collections and payments (i.e., currency in which receivables and payments from current activity are denominated and settled or in which they are held following their conversion), and the currency in which a majority of costs pertaining to the supply of services (e.g. payroll, maintenance and other expenditures) are denominated and settled, may indicate the functional currency. In these instances, the nature of the subsidiary's operations must also be considered. A significant change in the financial environment or in the foregoing factors in whole or in part, may require management to re-assess its determination of the functional currency.

Based on our assessment of the foregoing factors, we consider, at this stage, the local currency of each of our subsidiaries to be its functional currency.

When any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary's financial statements, for consolidation purposes, is charged directly to a separate item in the shareholders' equity, namely "cumulative foreign currency translation adjustments". Exchange rate differences on net monetary items included in the subsidiary's financial statements which are denominated in, or linked to, currencies other than the functional currency, are recorded directly to the statements of operations. See also "Item 11 — Quantitative and Qualitative Disclosure About Market Risks — Exchange Rate Exposure" and — "Exposure to Net Investment Value of Foreign Entity".

In the event the functional currency changes into a currency other than the local one, the amount of the foreign currency translation adjustment and/or the net income could be materially affected in each reported year following the date the change was implemented.

For information on currencies involved in our global operations, see "Item 11 — Quantitative and Qualitative Disclosure About Market Risks — Table I — Foreign Currency Risks".

Accounting for Income Taxes

As part of the preparation of our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves an estimate by us of our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet. Considerable management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets could be realized. During the years through December 31, 2003 we recorded a valuation allowance for the principle amount of our deferred tax assets (net, after provision) primarily consisting of certain net operating losses, as well as other temporary differences between book and tax accounting. The valuation allowance was recorded due to uncertainties surrounding our ability to utilize some or all of our deferred tax assets. In assessing the need for the valuation allowance, we consider future taxable income and ongoing prudent and feasible tax planning strategies. If the realization of deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination is made. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust our valuation allowance, which could materially affect our financial position and results of operations.

The computation of current and deferred tax liabilities does not include taxes that would have arisen in the event of a sale of the investments in investees (except those that are to be liquidated), or upon receiving the retained earnings as dividends, since in some cases management's policy is not to sell them and/or to offer their retained earnings as a dividend distribution or otherwise, in the foreseeable future, in a manner causing a material tax burden on us (see Note 2L) to the consolidated financial statements include in Item 18). In assessing the need to provide a tax liability in respect of the above, we consider, inter alia, feasible tax planning strategies. Different assumptions or another management's policy, might significantly affect our tax expenses.

As stated in Note 15G. to the accompanying consolidated financial statements, final tax assessments have been received, in respect of the our subsidiaries operating in Israel, through 1998, while the years 1999 and thereafter have not yet been assessed (see below). Tax authorities may, at this stage, challenge our tax strategy, and thus our income or loss for tax purposes could be significantly affected, so that our tax expenses (current and deferred) could increase or its recorded valuation allowance may decrease significantly. Furthermore, our tax burden may significantly change as a result of changes in the tax rates which apply to our subsidiaries. In addition, the Company's tax strategy might be impacted by new laws or rulings.

In May 2004, Elscint was issued by the tax authorities tax assessments for the years 1999-2002, requiring it to pay additional tax of NIS 43.3 million (including interest, linkage differences and fines accumulated up to the assessment issuance date). Additionally, its tax losses (carried forward to 2003) were reduced by NIS 233.0 million, in respect of which Elscint previously recorded in its financial statements a valuation allowance against the full amount of the related deferred tax benefit. The main issues in the assessments related to income on overseas deposits and loans to its subsidiaries operating abroad that were generated, accrued and received abroad. Elscint contests these assessments, and has submitted to the tax authorities a formal objection. In the opinion of Elscint's management, based on professional advice it received, these demands are unfounded and are not in accordance with the provisions of the Israeli Income Tax Ordinance and the regulations thereto relevant to the subject matter of the assessments. Accordingly, Elscint's management estimates that it will not incur additional significant costs from these assessments.

Capitalization of Costs (tangible and intangible)

We capitalize direct acquisition, construction and development costs, including initiation, pre-development and finance costs in real terms, as well as property taxes, insurance, and indirect allocated project costs, that are associated with the acquisition, development or construction of real estate projects, as and from the pre-acquisition stage until such time that construction of such real-estate project is completed and its development is ready for its intended use. Our cost allocation method requires the use of management estimates of the fair market value of each project component. Management bases its estimates on replacement costs, historical experience and assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the fair market value of real estate assets. Actual results may differ from these estimates and anticipated returns on a project, as well as the gain or loss from disposition of an individual project component, and could vary significantly from estimated amounts. Costs previously capitalized that relate to (i) an abandoned development opportunity; (ii) a project not reasonably expected to materialize; or (iii) a project the expected economic benefit of which is doubtful, are written off and charged to the statement of operations.

Furthermore should development and construction activities decrease substantially, or be interrupted or delayed for a long time period, a portion of financial costs and project expenses may no longer be eligible for capitalization, and would be expensed.

Our finance costs capitalization method requires us to use critical estimations and assumptions as well as management judgment to determine whether a specific asset under construction or development is qualified for capitalization. The date of commencement and/or the cessation of capitalization, the fulfillment of conditions and the period for suspension of capitalization (if any) and the capitalization rate, are also subject to significant estimates and assumptions. Under other conditions or assumptions the outcome might significantly differ.

In valuing certain intangible assets (such as costs incurred to obtain lease contracts) we use critical estimates and assumptions on what marketplace participants would use in making estimates of fair value. Capitalized rental costs directly related to revenue from specific operating leases are amortized over lease terms. Other capitalized rental costs (not related directly to revenue) are amortized over the period of expected benefit. The amortization period begins when the project is substantially completed and held available for occupancy. Estimated unrecoverable amounts of unamortized capitalized rental costs associated with a lease or group of leases, are charged to expenses when it becomes probable that the lease will be terminated. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may not always reflect unanticipated changes in circumstances that may occur.

For recently issued accounting standards under US GAAP, see Note 23 A.20 to the financial statements included in Item 18. For recently issued accounting standards under Israeli GAAP, see Note 2 S and 2 T to the financial statements included in Item 18.

A.    OPERATING RESULTS

The following table presents for the periods indicated the relationships of certain statements of operation items to net revenues of Elscint:

	Year ended December 31,
	2003	2002	2001
	%	%	%
Total revenues
Operating and managing hotels	84.9	99.3	93.3
Hotel leasing	6.1	—	—
Commercial and entertainment center	9.0	—	—
Revenue from long term contracts	—	0.7	6.7
	100.0	100.0	100.0
Cost of revenues
Cost of hotel operations	57.6	64.0	64.2
Hotel leasing	1.6	—	—
Commercial and entertainment center	9.9	—	—
Cost of long term contracts	—	0.7	4.9
	69.0	64.7	69.1

Gross profit	31.0	35.3	30.9

Hotel depreciation, amortization and operation expenses	22.6	29.5	21.1
Initiation expenses, net	1.9	0.8	2.7
Selling and marketing expenses	4.0
General and administrative expenses	13.2	15.1	17.3
Operating loss	(10.8)	(10.1)	(10.2)

Finance income (expenses), net	(18.5)	6.1	43.6
Other expenses, net	(7.3)	(10.3)	(8.8)
(Loss) Income before income taxes	(36.6)	(14.3)	24.6
Income taxes (tax benefit)	(3.8)	(2.5)	3.6
(Loss) Income after income taxes	(32.8)	(11.8)	21.0
The Company's share in net loss of affiliated companies	(3.2)	(1.4)	(6.5)
Minority interest in loss of a subsidiary company	0.3	0.4	0.9
Net (loss) income from continuing operations	(35.6)	(12.8)	15.4
Net income from discontinuing operations	5.8	42.7	22.7
Net (loss) income	(29.8)	29.9	38.1

Summary of Fiscal 2003 Operations

In the year ended December 31, 2003 the following have significantly influenced our operations:

•	The change in the Bernard Shaw Hotel activity from hotel operations to leasing of the property since January 2003, has caused significant decrease in our revenues. However, this change has improved the operating results of the Bernard Shaw Hotel from 2002 as an operating hotel compared to its operating results in 2003 as a leased hotel.

•	Our other UK hotels had improvement in their revenues and operating results primarily due to increase in their occupancy rates.

•	In December 2002, we closed our Bucuresti Hotel for renovations, which caused a decrease in revenues.

•	In June 2003 we partially opened the Arena. This contributed to an increase in our revenues and a decrease in our gross profit mainly due to expenses incurred in connection with the commencement of the operation of the Arena.

Fiscal 2003 compared to Fiscal 2002

The following discussion and analysis should be read in connection with our consolidated financial statements and the notes thereto included in Item 18 and the other financial information included elsewhere in this report.

Overview

We are primarily engaged in the following segments:

•	Our hotel and leisure segment consists of ownership, operation, development and construction of hotels (mainly in Europe) through our subsidiaries and jointly controlled companies

•	Our hotel leasing segment consists of leasing a hotel to a third party.

•	Our commercial and entertainment segment consists of ownership and operation of a commercial and entertainment center in Israel, the Arena, through our wholly owned subsidiary.

•	Our biotechnology investment segment consists of investment in the biomedical field, primarily consisting of our investment in Gamida.

Revenue from our hotel and leisure segment

The revenues of the hotel and leisure segment are derived from room rentals, food and beverage sales, rental of commercial area and other services. Our results of operations are significantly influenced by occupancy and room rates at hotels, and the ability to manage our costs. Future operating results could be adversely impacted by many factors including those discussed in "Risk Factors" section of this report. As of December 31, 2003, our hotel segment included seven operating hotels (including an apartments hotel) with more than 1,013 rooms (which are the number of rooms Elscint owns based on its pro rata ownership in each particular hotel) and three hotels under various stages of construction or renovation. The revenues from our hotel and leisure segment for the year ended December 31, 2003 were NIS 189.2 million ($43.2 million) as compared to NIS 206.7 million for the year ended December 31, 2002, a decrease of NIS 17.5 million or 8.4%.

Our hotels, which operate in various countries, report their operating results in the currency of their country of residence ("functional currency"). We translate our subsidiaries' result of operations into our reporting currency (adjusted NIS) based on the representative exchange rate as of the year-end between the functional currency and the NIS. Therefore, a devaluation of the NIS against each functional currency will cause an increase in our reported revenues in adjusted NIS and a revaluation of the NIS against each functional currency will cause a decrease in our reported revenues in adjusted NIS. We believe that an analysis of our hotel and leisure segment should, therefore, be presented in the functional currency of each of our operating hotels. The following table summarizes our hotel and leisure segment revenues in their functional currency and in adjusted NIS:

Functional currency	Revenues in functional currency			Revenues in adjusted NIS (thousands)
	2003	2002	Change (%)	2003	2002	Change (%)(*)
Euro (thousands)	19,442	19,287	0.8%	107,574	94,036	14%
GBP (thousands)	7,724	10,195	(25%)	60,597	76,289	(20%)
Romanian Lei (millions)	143,066	248,680	(42%)	19,252	34,724	(44%)
S.A Rand (thousands)	2,682	3,005	(11%)	1,782	1,630	(9%)
Total				189,205	206,679	(8%)

(*)	This change reflects the real change in revenues (in functional currency) plus the devaluation/revaluation (net of inflationary erosion) of the NIS against each functional currency in the year ended December 31, 2003.

Revenues (in Euro) from our hotels in The Netherlands and Belgium have increased by 0.8% in the year ended December 31, 2003, while in adjusted NIS we reported an increase of 14%. The difference is attributable to the devaluation of the NIS against the Euro in the year ended December 31, 2003.

Revenues (in GBP) from our UK hotels have decreased by 25% (in adjusted NIS — 20%) mainly due to the change in the Bernard Shaw Hotel activity from hotel operation to leasing of the property in January 2003, which contributed revenue of GBP 3.4 million in the year ended December 31, 2002. Excluding the Bernard Shaw Hotel's revenues in the year ended December 31, 2002 we have had an increase (in GBP) in our revenues of 14% which is attributed to increased revenues from our other UK hotels, mainly due to achieving higher occupancy. In adjusted NIS (excluding the Bernard Shaw Hotel) we reported an increase of 19% (as opposed to 14% in GBP) due to devaluation of the NIS against the GBP in the year ended December 31, 2003.

Our Bucuresti complex is composed of two separate units: Bucuresti Hotel and Apartments Hotel ("Centreville"). The decrease in revenues (in Lei) was 42% mainly due to the closing of the Bucuresti Hotel for renovations in December 2002, offset in part by the revenues derived from the Centreville apartments hotel which was under various stages of renovation during the first half of 2003.

In addition, we believe that the following performance measures, which are widely used in the hospitality industry, are important to our discussion of operating performance:

Total available rooms equals the number of rooms available multiplied by the number of days in the reported period. We use total available rooms as a measure of capacity in our system of hotels. Rooms under significant renovation or construction are excluded from total available rooms.

Average occupancy represents total paid rooms occupied divided by total available rooms. We use average occupancy as a measure of the utilization of capacity in our hotels.

Revenue per available room ("RevPAR") represents total room revenues divided by total available rooms. We use RevPAR as an index for comparative of performance in our system of hotels.

The average RevPAR for our operating hotels (excluding the UK leased hotel and the Centreville apartments hotel) in the year ended December 31, 2003 was NIS 532 ($ 121.5) as compared to NIS 474 in the year ended December 31, 2002.

The average occupancy rate of our operating hotel in the year ended December 31, 2003 is presented in "Item 4 — Business Overview".

Revenues from hotel leasing

On January 6, 2003 the Bernard Shaw Hotel was leased to a hotel company for a term of 25 years in consideration for a payment of a fixed amount in each one of the first four years and from the fifth year and thereafter the amount is adjusted upwards at the rate of 2.5% per annum. In accordance with generally accepted accounting principles the revenues from this lease is recognized by the straight-line method over the lease term. Total revenue derived from this lease in the year ended December 31, 2003 was NIS 13.5 million ($3.1 million).

Revenues from the Arena

The Arena commercial and entertainment center was officially opened, on a partial basis, in the end of June 2003. The majority sources of income in the Arena composed of rent fees and management fees. Our revenues from the Arena in the year ended December 31, 2003 were NIS 20.1 million ($4.6 million).

In principal, the rent per square meter is composed of the higher of a minimum rent per square meter and a percentage of the lessee's turnover. The minimal rent per square meter in the Arena is variable in between $20-$90 and depends on the business segment of the lessees, the quality of the location at the Arena and the size of the tenant area space.

We charge management fees to the Arena tenants in order to cover our expenses related to the operation of the Arena such as security, cleaning, marketing, electricity, maintenance and others operating costs. In accordance with the management agreements, the management fees charges are defined mainly on the basis of cost plus margin. We have decided, for the time being, to charge a management fee on a lower based fixed charge per square meter, due to the fact that the Arena was partially opened and we want to support the tenants in the beginning of their operations until the Arena achieves the level of activity and market positioning in accordance with our initial plans.

The leases and the management fees agreements are in NIS and adjusted to the Israeli CPI.

The Arena is a two-story building consisting of two above ground floors, and a parking lot consisting of approximately 1,500 parking spaces in three underground floors. The total area of the Arena is approximately 120,000 square meters of which 26,500 square meters are leaseable, 60,000 square meters are parking spaces and the remaining areas are public spaces.

As of May 2004, 155 leases agreements (relating to approximately 21,800 square meters) have been signed, out of potentially 175 leaseable spaces (relating to approximately 26,500 square meters). The remaining space is in various stages of negotiations.

We have decided, for the time being, that the parking lot is available for the Arena visitors with no charge. This strategic decision might be changed in the future.

Gross profits

Total gross profits for the year ended December 31, 2003 was NIS 69.0 million ($15.8 million), or 31.0% of total revenues, as compared to NIS 73.6 million, or 35.3% of total revenues, in the year ended December 31, 2002. Cost of revenues of the hotel and leisure segment in the year ended December 31, 2002 included a subsidy received from the Belgian government in respect of hotel's employees' salaries in the amount of NIS 5.3 million. Without the subsidy the gross profits in the year ended December 31, 2002 would be NIS 68.3 million or 32.8% of total revenues. The decrease in the margin of the gross profit is mainly attributed to the fact that most of the Arena operational expenses are fixed and do not vary with the Arena's revenues or the Arena leased spaces, while the revenues of the Arena in the year ended December 31, 2003 relate only to the leased spaces due to the fact that the Arena was partially opened. We expect to minimize that gap by leasing the remaining leasable spaces in the Arena.

Operating expenses

Our operating expenses are as follows:

The hotels' depreciation, amortization and operating expenses in the year ended December 31, 2003 were NIS 50.4 million ($11.6 million) as compared to NIS 61.5 million in the year ended December 31, 2002. The decrease in these expenses is mainly due to the change in the Bernard Shaw Hotel activity from hotel operation to leasing the property in January 2003 and to the closing of the Bucuresti hotel for renovations in December 2002. As a result, the depreciation cost relating to the Bernard Shaw Hotel was classified as a cost of revenues related to the hotel lease and we have no depreciation costs in respect of the Bucuresi hotel in the year ended December 31, 2003. In addition, we have no significant operating costs related to the Bernard Shaw Hotel and to the Bucuresti hotel in the year ended December 31, 2003. The operating expenses include fixed expenses of each hotel

(which do not vary with hotel revenue, occupancy rate or gross profit) such as insurance and local taxes, and variable expenses, such as management fees, incentive fees and expense reimbursements to Park Plaza.

Initiation expenses in the year ended December 31, 2003 were NIS 4.3 million ($1.0 million) as compared to NIS 1.8 million in the year ended December 31, 2002. These expenses represent mainly a write-off of project development costs that were previously capitalized for which their expected economic benefit is doubtful and initiation costs of new projects in the hotel segment.

Selling and marketing expenses consist of advertising, public relations, wages and other related costs. Selling and marketing expenses in the year ended December 31, 2003 were NIS 8.9 million ($2.0 million) as compared to nil in the year ended December 31, 2002. These expenses are attributable to marketing efforts for the Arena commercial and entertainment center that opened in June 2003.

General and administrative expenses include executive and administrative salaries, legal, accounting and professional fees, director's fees and insurance, donations, rental expenses, and depreciation. General and administrative expenses in the year ended December 31, 2003 were NIS 29.4 million ($6.7 million) as compared to NIS 31.6 million in the year ended December 31, 2002. This decrease is mainly due to the decrease in salaries and related expenses attributable mainly to dividend payments with respect to incentive shares issued to employees against loans provided by the Company, for which the sole security for the repayment of these loans are the issued shares. These dividend payments were recorded as expenses in the statement of operations for the year ended December 31, 2002. The decrease in general and administrative expenses was partially offset by an increase in general and administrative expenses (mainly salaries and related expenses) attributable to the commencement of operation of the Arena in June 2003.

Operating loss

As a result of the foregoing factors, operating loss in the year ended December 31, 2003 was NIS 24.0 million ($5.5 million), as compared to NIS 21.3 million in the year ended December 31, 2002.

Finance expenses, net

Our finance results have two main components: (i) interest expenses and exchange rate differences (net of inflationary erosion) on bank loans and interest income and (ii) exchange rate differences (net of inflationary erosion) on deposits. Finance expenses in the year ended December 31, 2003 were NIS 41.3 million ($9.4 million), as compared to finance income, net of NIS 12.8 million in the year ended December 31, 2002.

Interest expenses on bank loans in the year ended December 31, 2003 amounted to NIS 59.9 million ($13.7 million) as compared to NIS 51.0 million. The increase is attributable mainly to (i) an increase in our bank borrowings in the year ended December 31, 2003, (ii) an increase in the average interest margin rate on our banks loans and (iii) the devaluation of the NIS against the Euro and the GBP in the year ended December 31, 2003 which caused an increase in the reporting amount of interest.

Exchange rate income (net of inflationary erosion) in respect of our bank loans in the year ended December 31, 2003 was NIS 47.8 million ($10.9 million) as compared to NIS 25.9 in December 31, 2002. For additional information and explanations with respect to our exposure to exchange rate fluctuations see "Item 11— Quantitative and Qualitative Disclosures About Market Risk."

In the year ended December 31, 2003 Elscint capitalized finance expenses related to bank borrowings (interest, exchange rate differences and inflationary erosion) to fixed assets under construction (mainly to the Arena and the Riverbank hotel project) in the sum of NIS 7.3 million ($1.7 million) as compared to NIS 22.6 million in the year ended December 31, 2002.

These finance expenses were offset in part by finance income (including exchange rate differences and inflationary erosion) derived from bank deposits in the amount of NIS 17.4 million ($4.0 million) as compared to NIS 21.1 million in the year ended December 31, 2002.

Other expenses, net

Other expenses, net in the year ended December 31, 2003 were NIS 16.2 million ($3.7 million) compared to NIS 21.5 million in the year ended December 31, 2002. Other expenses, net in the year ended December 31, 2003 resulted primarily from impairment of long-lived assets and investments in the amount of NIS 43.7 million ($10.0 million). For additional information on the impairment of assets and investments, see Note 9B to the consolidated financial statements included in Item 18. This was offset in part by a gain from realization of Algotech shares in the amount of NIS 24.7 ($6.3 million) and gain from realization of foreign currency translation adjustments in respect of repayment of a shareholder loan by SHH to the Company in the amount of NIS 5.8 million ($1.3 million).

The Company's share in losses of an affiliated company

The Company's share in losses of an affiliated company, Gamida, was NIS 7.0 million ($1.6 million) as compared to NIS 2.8 million in the year ended December 31, 2002. The increase in our share in these losses is mainly due to the inclusion of Gamida's losses for all of fiscal 2003 while in the year ended December 31, 2002 we included Gamida's losses only for the three-month period ended December 31, 2002.

Loss from continuing operations

As a result of the foregoing factors, we had a loss from continuing operations in the year ended December 31, 2003 of NIS 79.4 million ($18.1 million) or NIS 4.75 ($1.08) basic loss per share, as compared to NIS 26.7 million or NIS 1.6 basic loss per share in the year ended December 31, 2002.

Net (loss) income from discontinuing operations

Net income from discontinuing operations in the year ended December 31, 2003 was NIS 13.0 million ($3.0 million) or NIS 0.78 ($0.18) basic earnings per share, as compared to NIS 88.9 million or NIS 5.33 basic earnings per share in the year ended December 31, 2002. The decrease in the net income from discontinuing operations resulted primarily from the inclusion of the sub-assemblies segment results in the year ended December 31, 2002 and from the gain derived from the sale of this segment (which is a part of our discontinuing operations) in December 2002.

Net (loss) income

As a result of the foregoing factors the loss in the year ended December 31, 2003 was NIS 66.4 million ($15.2 million) or NIS 3.97 ($0.90) basic loss per share, as compared to net income of NIS 62.3 million or NIS 3.73 basic earnings per share in the year ended December 31, 2002.

Fiscal 2002 compared to Fiscal 2001

Revenues from our hotel activities for the year ended December 31, 2002 were NIS 206.7 million, as compared to NIS 139.2 million for the year ended December 31, 2001, an increase of NIS 67.5 million or 48.4%.

The increase in revenues of the hotel and leisure segment resulted primarily from (i) the commencement of operation of the Sherlock Holmes and Victoria Park Plaza hotels in London at the end of the year ended December 31, 2001, and (ii) the devaluation of the NIS against the Euro and the GBP in the year ended December 31, 2002.

Total gross profit for the year ended December 31, 2002 was NIS 73.6 million, or 35.3% of total revenues, as compared to NIS 46.1 million, or 30.9% of total revenues, in the year ended December 31, 2001. This increase is mainly due to the increase in revenues in our hotel in London as mentioned above and to a subsidy received from the Belgian government in respect of the hotel's employees' salaries in the amount of NIS 5.3 million. Disregarding this subsidy the gross profits in the year ended December 31, 2002 would be NIS 68.3 million or 32.8% of total revenues.

Hotel's depreciation, amortization and operating expenses in the year ended December 31, 2002 were NIS 61.5 million, as compared to NIS 31.6 million for the year ended December 31, 2001. This increase was mainly due to (i) the commencement of operation of the Sherlock Holmes and Victoria

Park Plaza hotels in London at the end of the year ended December 31, 2001, and (ii) the devaluation of the NIS against the Euro and the British GB Pound in the year ended December 31, 2002. The operating expenses include fixed expenses of each hotel (which do not vary with hotel revenue, occupancy rate or gross profit) such as insurance and local taxes, and variable expenses, such as management fees, incentive fees and expense reimbursements to Park Plaza.

General and administrative expenses in the year ended December 31, 2002 were NIS 31.6 million (15.1% of revenues) as compared to NIS 25.8 million (17.3% of revenues) in the year ended December 31, 2001. The increase was attributable mainly to dividend payments of NIS 3.3 million with respect to incentive shares which are held by employees and are subject to non-recourse loans, and which are recorded as an expense in the statement of operations.

As a result of the foregoing factors, operating loss in the year ended December 31, 2002 was NIS 21.3 million, as compared to NIS 15.2 million in the year ended December 31, 2001.

Net finance income in the year ended December 31, 2002 was NIS 12.8 million, as compared to NIS 65.1 million in the year ended December 31, 2001. This finance income was attributed primarily to gains from exchange rate differences and resulted primarily from the increase of 0.7% (net of inflation) in the value of net financial assets that are either denominated in or linked to the U.S. dollar in relation to the NIS, as compared to an increase of 7.7% (net of inflation) in the value of these assets in the year ended December 31, 2001.

Other expenses, net in the year ended December 31, 2002 were NIS 21.5 million as compared to NIS 13.1 million in the year ended December 31, 2001. Net other expenses in 2002 resulted primarily from impairment of long-lived assets and investments in investee companies during the year ended December 31, 2002.

As a result of the foregoing factors, loss before taxes in the year ended December 31, 2002 was NIS 30.0 million, as compared to an income before taxes of NIS 36.8 million in the year ended December 31, 2001.

Tax benefit for the year ended December 31, 2002 was NIS 5.2 million, as compared to income tax of NIS 5.4 million in the year ended December 31, 2001.

Elscint's share in net loss of affiliated company in the year ended December 31, 2002 totaled NIS 2.9 million as compared to NIS 9.7 million in the year ended December 31, 2001. The net loss of affiliated company in the year ended December 31, 2002 was attributed to a loss of Gamida for the three-month period ended December 31, 2002, while in the year ended 31, 2001 the loss was attributed to our investment in Gilbridge.

As a result of the foregoing factors, Elscint had a loss from continuing operations in the year ended December 31, 2002 of NIS 26.7 million, as compared to net income from continuing operation of NIS 23.0 million in the year ended December 31, 2001.

Net income from discontinuing operations in the year ended December 31, 2002 was NIS 89.0 million, as compared to NIS 34.0 million in the year ended December 31, 2001. The increase in the net income from discontinuing operations resulted primarily from the improvement in the year ended December 31, 2002 in the operations of the sub- assemblies segment and from the gain from the sale of this segment in the amount of NIS 37.1 million in the year ended December 31, 2002.

As a result of the foregoing factors, Elscint had net income in the year ended December 31, 2002 of NIS 62.3 million, as compared to NIS 56.9 million in the year ended December 31, 2001.

B.    LIQUIDITY AND CAPITAL RESOURCES

Overview

Our capital resources are (i) lines of credit obtained from Israeli banks, (ii) financing margins resulting from the refinancing of loans extended to the subsidiaries owning the hotels (iii) proceeds from sales of assets and (iv) proceeds from the sale of its assets in 1998. Such resources are used for subordinated debt investments in our real estates assets that are built by Elscint's wholly owned and jointly controlled subsidiaries that are formed for the construction and operation of our various real estate assets. The subordinated debt financing portion is typically 30%, and Elscint's portion of such amount varies based on the portion of its ownership in the relevant subsidiary. The balance of the amount needed for the construction of the assets is financed through the mortgage of the underlying real estate in favor of local banks that provide financing. The subordinated debt financing to our wholly owned and jointly controlled subsidiaries is typically provided by Elscint through shareholders loans that are subordinated to the bank loans provided to the subsidiary.

Our short-term liquidity needs include funds for interest and principal payments on our outstanding indebtedness, corporate general and administrative expenses and capital expenditures. Our long-term liquidity needs include funds for construction and/or renovation of our hotels and initiation of new projects. Due to the Company's nature of activity as an entrepreneurial company within the real estate business, our ability to obtain the necessary funding relies mainly on our ability to realize our real estate assets (by their improvement and sale to third parties or by obtaining re-financing loans) and we depend on real estate market conditions which may significantly effect our liquidity resources.

Our ability to fund operations, make planned capital expenditures, make required payments on any securities we may issue in the future and remain in compliance with the financial covenants under our debt agreements will be dependent on our future operating performance. Our future operating performance is dependent on a number of factors, many of which are beyond our control, including occupancy and the room rates we can charge. These factors include prevailing economic conditions and financial, competitive, regulatory and other factors affecting our business and operations. In the event that our plans change, our assumptions change or prove to be inaccurate, business conditions change, or if other capital resources and projected cash flow otherwise prove to be insufficient to fund our operations (due to unanticipated decrease in revenues, or increase in expenses and other unforeseen events), we may be required to seek additional financing. There are no assurances that, under such circumstances we will be able to obtain such financing. There can be no assurances that under such circumstances we will be able to obtain such financing.

Fiscal 2003 cash flows compared to fiscal 2002 cash flows

Cash flows from operating activities

Net cash used in operating activities from continuing operations in the year ended December 31, 2003 was NIS 5.1 million ($1.2 million), as compared to net cash provided by operating activities from continuing operations of NIS 3.8 million in the year ended December 31, 2002. This change was primarily due to decrease in interest income, net (interest on bank deposits net of expenses on bank borrowing which were not capitalized to fixed assets under construction), offset in part by an improvement in our net cash flow provided by our hotel and leisure segment and the hotel leasing segment.

Net cash used in operating activities from discontinuing operations in the year ended December 31, 2003 was NIS 12.2 million ($2.8 million), as compared to net cash provided by operating activities from discontinuing operations of NIS 24.1 million in the year ended December 31, 2002. This decrease was primarily due to the inclusion of net cash flow provided by the subassemblies segment in the year ended December 31, 2002 that was sold in December 2002 and to the increase in realizations of bank guarantees previously provided to a foreign bank in respect of a former customer's liabilities to the foreign bank. This was offset in part by the collections of accounts and notes receivable related to the medical imaging business.

As a result of the foregoing factors, net cash used in operating activities in the year ended December 31, 2003 was NIS 17.4 million ($4.0 million) as compared to net cash provided by operating activities of NIS 27.9 million.

Cash flows from investing activities

Net cash used in investing activities from continuing operations in the year ended December 31, 2003 was NIS 165.5 million ($37.8 million), as compared to NIS 173.1 million in the year ended

December 31, 2002. This decrease was primarily due to an increase in the proceeds from the sale of long- term investments and loans to NIS 274.7 million ($62.7 million) in fiscal 2003 (mainly relating to the refund of bank deposit in the amount of NIS 243.7 million that served as security for a loan in the same amount and a proceeds in the amount of NIS 28.3 million from the sale of Algotech shares in November 2003) as compared to NIS 3.4 million in fiscal 2002. This decrease was partially offset by an increase in the purchase of fixed and other assets to NIS 417.0 million ($95.2 million) in the year ended December 31, 2003 (mainly relating to the construction of the Arena and the Riverbank hotel project) from NIS 173.3 million in the year ended December 31, 2002. Net cash provided by investing activities from discontinuing operations in the year ended December 31, 2003 was NIS 94.7 million ($21.6 million), as compared to net cash used in investing activities from discontinuing operations of NIS 2.4 million in the year ended December 31, 2002. This increase is mainly attributable to proceeds received from the buyer of the sub-assemblies segment at the beginning of the year ended December 31, 2003.

As a result of the foregoing factors, net cash used in investing activities in the year ended December 31, 2003 was NIS 70.8 million ($16.2 million) as compared to NIS 175.5 million in the year ended December 31, 2002.

Cash flows from financing activities from continuing operations

Net cash provided by financing activities in the year ended December 31, 2003 was NIS 94.0 million ($21.5 million), as compared to net cash used in financing activities of NIS 51.8 million in the year ended December 31, 2002.

Net cash provided by financing activities in the year ended December 31, 2003 was NIS 94.0 million ($21.5 million), as compared to net cash used in financing activities of NIS 51.8 million in the year ended December 31, 2002.

Net cash provided by financing activities in the year ended December 31, 2003 was mainly attributable to the following:

•	In accordance with the long-term refinancing agreement of SHH (see below), an amount of NIS 160.2 million was provided by financial institutions, out of which NIS 67.0 million served for the repayment of the previous long-term bank loan.

•	The SLS long-term credit facility provided an amount of NIS 195.1 million, which financed the construction of the Arena.

•	The RBH short-term credit facility provided an amount of NIS 63.6 million, which served for financing the construction of the Riverbank project.

•	The repayment of a long-term bank loan in the amount of NIS 243.7 million out of the deposit that served as security for the aforementioned loan.

Net cash used in financing activities in the year ended December 31, 2002 was mainly attributable to a dividend distribution in the amount of NIS 86.2 million, offset in part by a draw down of NIS 26.0 million under the RBH short-term credit facility.

In 2002, a long-term loan in the amount of NIS 131 million, which served for the purchase of the Bucuresti Hotel complex, was classified as a current liability due to the inability to achieve a long-term extension agreement. Notwithstanding the foregoing, we estimate that a long-term credit facility will replace this short-term loan.

Major balance sheet items that affect our liquidity

Cash and cash equivalents increased to NIS 98.5 million ($22.5 million) as at December 31, 2003, as compared to NIS 91.2 million as at December 31, 2002. This increase is attributable primarily to funds received during the year ended December 31, 2003 from the sale of the sub-assemblies segment, the refinancing loan of SHH (see below) and the sale of Algotech shares. This increase was offset in part by the ongoing cash investments in the construction of our projects (mainly the Arena, the Riverbank hotel project and the Aquatopia project in the Astrid Park Plaza facility).

Investments, loans and long term receivables decreased to NIS 79.8 million ($18.2 million) at December 31, 2003, from NIS 345.8 million at December 31, 2002. This decrease was attributable primarily to the refund of a deposit in the amount of NIS 243.7 million that served as security for a loan in the same amount.

Fixed assets, net increased to NIS 2,003.4 million ($457.5 million) at December 31, 2003, from NIS 1,606.8 million at December 31, 2002, primarily due to the continuing investment in the hotels under construction in Europe and the ongoing development of the Arena, as well as devaluation of the NIS against the GBP and the Euro in the year ended December 31, 2003.

Assets related to discontinuing operations decreased to NIS 16.2 million ($3.7 million) at December 31, 2003 from NIS 112.0 million at December 31, 2002. This decrease is primarily attributable to the payment of the purchase price by the buyer of the sub-assemblies segment during the year ended December 31, 2003.

Short-term credit and long-term debt increased to NIS 1,257.6 million ($287.2 million) as at December 31, 2003, from NIS 1,149.0 million at December 31, 2002. This increase is attributable mainly to obtaining new bank facilities in the year ended December 31, 2003 (see "financing" below) and the devaluation of the NIS against the GBP and the Euro in the year ended December 31, 2003, offset in part by repayment of a long-term bank loan in the amount of NIS 243.7 million that was secured by a deposit in the same amount.

Liabilities related to discontinuing operations decreased to NIS 82.2 million ($18.8 million) at December 31, 2003 from NIS 108.5 million at December 31, 2002, primarily due to payments of provisions previously accrued in respect of the medical imaging and the sub-assemblies business.

Financing

In the year ended December 31, 2003 we entered into three loan facilities as follows:

•	In June 2003, our wholly owned subsidiary, SLS Sails Ltd. ("SLS"), entered into an agreement by which SLS was provided a credit facility of up to the total amount of $46.0 million for purposes of financing the construction of the Arena. The credit facility bears annual interest of Libor plus 2.5%, and is repayable no later than June 30, 2004 (subsequently extended through April 1, 2005). As security for the repayment of the loan the bank was provided, among other things, the following security: (i) first degree charges on Elscint's shares in SLS; (ii) a floating lien on all SLS' assets and rights of SLS towards lessees; and (iii) a guarantee by Elscint. Furthermore, SLS undertook to comply with a number of financial and operational covenants for the duration of the loan. Should SLS fail to comply with all or any of these covenants, or upon the occurrence of certain events detailed in the agreement, the bank will be entitled to demand the immediate repayment of the loan. As of December 31, 2003, SLS was not in compliance with some of these covenants. The bank advised SLS, in writing, that it would not demand the repayment of the loan before April 1, 2005. As of December 31, 2003 SLS fully used this credit facility.

•	In June 2003, our jointly controlled subsidiary, Shaw Hotel Holding B.V. ("SHH") entered into a refinancing agreement with two financial institutions under which SHH was granted two loans in the total amount of GBP 58.3 million. The loans bear variable interest of Libor plus a margin. In accordance with the redemption schedule an amount of GBP 34.1 million is repayable over a period of 25 years and the remaining (GBP 24.2 million) will be repaid at the end of the loan period (in 2027). As security for repayment of the loans SHH executed a hedging transaction for the purpose of establishing a fixed rate of interest for the period of the loans (5.8% per annum). SHH registered a first-degree lien in favor of the banks on, inter alia, its real estate and all the rights to revenues and profits derived from the long-term lease contract. The shares of SHH were also pledged as security for repayment of the loans. SHH took upon itself to comply with a number of financial covenants as specified in the refinancing agreements. This loan replaced a loan from a bank in the amount of GBP 24.4 million. The surplus cash flows (net of expenses relating to the refinancing loan and costs of obtaining the long term lease agreement with third party lessees) in the amount of GBP 33.8 million was distributed to SHH's shareholders, in which Elscint's share was GBP 11.3 million.

•	In December 2003 our jointly controlled subsidiary, Riverbank Hotel Holding B.V. ("RBH"), signed a long term credit facility agreement with a bank according to which the bank has made available to RBH a credit facility in the aggregate amount of GBP 67.0 million. In accordance with the agreement the facility shall be used initially for the payment of the short term credit facility previously provided by the bank and the remaining proceeds will finance the cost incurred in connection with construction of the hotel. The loan is bearing annual interest at the basic rate of the bank plus a margin of 1.4%, provided that the rate of interest shall in no event be less then LIBOR plus 2.2% per annum. The loan is repayable over a period of 10 years commencing the earliest date of (i) August 27, 2007 or (ii) the Economic Completion Date as determined in the agreement, and the remaining balance is repayable as a balloon repayment at the end of the period.

As part of the agreement the bank was provided with (i) a charge over RBH's tangible fixed assets and shares, (ii) a guarantee in favor of the bank provided severally by Elscint Ltd. and companies that are part of the Red Sea Group each in the amount 7.1% of the outstanding loan and (iii) a joint construction completion guarantee in favor of the bank was provided by Elscint Ltd. and companies that are part of the Red Sea Group. In addition, the Company has taken upon itself to comply with a number of financial and operating covenants as specified in the loan agreement.

The proceeds from this loan are used for the construction of the Riverbank hotel in London. As of December 31 2003, RBH drew funds from this facility in the amount of GBP 35.5 million.

•	In August 2003, Elscint reduced a line of credit that was part of a credit facility with an Israeli bank from $110 million by $55 million (NIS 243.7 million). We used the refund of the security deposit in the amount of $55 million from this credit facility to pay down the line of credit.

Asset disposition

•	In December 2002 the Company sold to a third party the sub-assemblies and components segment which were preformed through its Maalot facility in northern Israel (the "plant"). The proceeds from this sale amounted to approximately $20.5 million that was received at the beginning of the year ended December 31, 2003.

•	In November 2003, the Company sold to a third party its interest (approximately 16%, fully diluted) in Algotech. The proceeds from this sale is approximately $7.8 million out of which an amount of $6.3 million has received as of December 31, 2003 and the remaining was deposited in escrow account and it is subject to due diligences adjustments by the buyer.

Assets held for sale

In April 2003, Elscint Inc. signed an agreement with an unrelated third party for the sale of its building in Rockleigh, New Jersey. Upon the closing of the agreement, in June 2004, Elscint Inc. received total consideration in the amount of $4.75 million.

Contractual obligations

Our contractual obligations are comprised mainly of long-term loans from banks and financial institutions and long-term operating leases. These obligations are linked to foreign currencies (mainly U.S. dollar, GBP and the Euro). In the following table we summarize our significant contractual obligations as of December 31, 2003 in NIS while translating them by the representative exchange rate as of December 31, 2003 between the NIS and the currency in which the obligation is denominated in. Therefore, actual payments of these amounts (as they will be presented in the financial statements of the Company in preceding years) are significantly dependent on the exchange rate of the NIS against foreign currencies and can be significantly different than those presented in the following table.

Contractual obligations	NIS (million)
	Total	Less than one year		2-3 years		4-5 years	More than 5 years
Long-term debt obligations (i)	1,044	208	(ii)	448	(iii)	23	365
Operating lease obligation (iv)	551	5		10		10	526
Construction services (v)	75	62		13		—	—
Total	1,670	275		471		33	891

(i)	For additional information in respect of the long term loan, see Note 13 to the consolidated financial statements included in this report.

(ii)	For two long-terms bank loans totaling NIS 203.0 million, received by jointly controlled subsidiaries, several financial and operating covenants were set for the duration of the loan period. As of December 31, 2003, one covenant had still not been fulfilled in relation to each of the loans, which, in management's opinion, does not interfere with the regular servicing of the debt (principal plus interest) to the bank. The parties to the loan agreements are complying with the repayment times specified in the long-term amortization schedule. Management of each of the borrowing companies estimate that they will soon also comply with this covenant, and in any event, based on past experience, the banks will not demand the immediate repayment of these loans due to this temporary breach. Therefore, management of the companies are of the opinion that these loans are, in substance, long-term loans. Notwithstanding the above these loans have been included under current maturities of long-term debts.

(iii)	Includes loans from an Israeli bank totaling NIS 240 million, regarding which the Company is obligated, among other things, to provide additional collateral in favor of the bank to guarantee the repayments of the loans. Under an understanding reached between the Company and the bank regarding the establishment of a long-term credit line, the bank informed the Company of its consent in principle to schedule the loans for repayment over a period of 10 years, subject to the furnishing of additional agreed security and the signing of detailed agreements between the parties. Based on these agreements, the Company's management estimates that, subject to submission of these guarantees, the loan balance will be rescheduled on a long-term basis. The bank notified the Company in writing that, in any case, it would not demand the repayment of the loans before January 1, 2005.

(iv)	Our operating lease obligations are subject to periodic adjustment of the lease payments as stipulated in the agreements. In this table we included the lease obligations based on the lease payments for the recent year. For additional information in respect of our operating lease obligations see Note 9B to the consolidated financial statements included in this report.

(v)	This refers to contracts with supplier and subcontractors in respect of the construction of our projects.

Derivative Instruments

For information about financial instruments used, profile of debt, currencies, interest rate structure, and the use of financial instruments, see "Item 11 — Quantitative and Qualitative Disclosure about Market Risk".

Share Repurchase Program

In November 2003, our board of directors approved the repurchase of our ordinary shares in an aggregate amount of up to $3 million under a share repurchase program (either in the open market or in privately negotiated transactions). This program will be effective from January 1, 2004 until December 31, 2004. To date the Company has not repurchased any shares.

Loans

Set forth below is information with respect to loans taken by us, by our subsidiaries and by our jointly controlled companies. The loans granted to our jointly controlled companies are presented in the table at their full value:

Nature of Facility and Borrower	Amount of Loan and Amount Outstanding as of 12/31/03	Lending Banks and Financial Institutions	Interest on Loan	Security for Loan	Other Information
General Facilities to the Company to Elscint Ltd.	3 Credit facilities in the aggregate total of approximately $71 million Amount outstanding — Loan I in USD — $6.7 million Loan II in Euro — Euro 35.1 million Loan III in GBP 10.2 million	Bank Hapoalim, Israel	With respect to Loan I — LIBOR + 2.85% With respect to Loan II — LIBOR + 2.85% With respect to Loan III — LIBOR + 2.85%	Various pledges (first and second ranking) on shares of jointly controlled subsidiary companies	As long as any of the facilities are outstanding, the ratio between equity and total assets has to be not less than 25%
Victoria Hotel C.V. and Utrecht Victoria Hotel B.V. Park Plaza Hotels (The Netherlands)	Euro 49.9 millions Amount outstanding Euro 44.4 million	Aereal Bank (former known as Depfa Bank)	Euro Swap + 1.2%	• Mortgage on both hotels and another hotel in Eindhoven (not owned by Elscint)

•  First priority security on moveable property, goods, present and future rights under lease, FF&E and insurance proceeds

• First ranking pledge on shares of subsidiary that owns the rights to the land	• 15% of principal to be paid during first five years commencing March 31, 1999

•  20% of principal to be paid during next five years

•  Balance to be paid at end of term

• Elscint has no interest in the Eindhoven hotel included in the refinancing loan. Since all borrowers have joint and several liability, Elscint has an indemnity arrangement with the owner of the hotel in Eindhoven with respect to liabilities under the loan, which pertain to the Eindhoven hotel
Shaw Hotel Holding B.V., London	GBP 58.2 million Amount outstanding — GBP 58.2 million	Bradford & Bingley Plc and The Governor And Company Of The Bank Of Scotland	Interest on loan is hedged by SWAP transaction accordingly the fixed interest rate is 5.8% per annum.	• Mortgage on hotel and related assets

•  Mortgage on all revenues and profit derived from the long term lease agreement

•  First ranking pledge on shares of subsidiary that owns the rights to the land

• GBP 600 thousand deposited to guarantee interest payments until December 2004	• GBP 12.7 million payable in quarterly installments over a period of 25 years from the date that the loan was provided

•  GBP 21.3 million payable in quarterly installments from June 2008 over a period of 20 years.

• GBP 24.2 million payable as a bullet repayment on September 2027.

Nature of Facility and Borrower	Amount of Loan and Amount Outstanding as of 12/31/03	Lending Banks and Financial Institutions	Interest on Loan	Security for Loan	Other Information
Park Plaza Hotel (Sandton) (Proprietary) Ltd.	Loan: Rand 20 million Amount outstanding — Rand 19.7 million	Nedcor Investment Bank Ltd.	Prime–1	• $500,000 deposit to guarantee repayment of loan • Mortgage on hotel and liens on other assets • Rand 5 million bond	• Capital repayments commenced on October 1, 2003 with monthly installments of Rand 33 thousand. In each succeeding year the monthly installments will increase by Rand 17 thousand.
Victoria Hotel Holding B.V., London	Credit Line: Line of credit of up to GB Pound 500,000 Amount outstanding — GBP 302,000	Bank Leumi U.K.	Bank Leumi Base Rate + 2%	• GBP 250,000 guarantee by each of Europe-Israel and a third party	• Eleven monthly installments of GBP 25 thousand commencing on June 30, 2003 and bullet repayment of GBP 202 thousand on May 31, 2004.
Credit Facility — GBP 39.9 millions Amount outstanding — GBP 38.3 millions	Bank Hapoalim B.M London Branch	LIBOR + 1.65%	• Fixed and floating liens on hotel and related assets and rights

•  First ranking pledge on shares of subsidiaries that own the rights to the lands

• guarantees by each of a third party and Elscint for the higher of 2.5% of total costs of project and GBP 1.25 million	• Half of the loan repayable in 20 semi-annual installments commencing March 2003; balance repayable in one payment in December 2012

•  Shareholders agreed to maintain an equity investment of at least GBP 17.9 million

BEA Hotel Eastern Europe B.V.	Two loans, each for $14.0 million Amount outstanding — $28 million	Bank Leumi Le Israel Ltd.	First loan — LIBOR + 1.5% Second loan — LIBOR + 2.7%	Pledge on a security deposit of $15 million

•  Lien on Domino and Bucuresti shares

•  Undertaking to provide a lien on BEA Hotel Eastern Europe shares and its assets

•  Pledge of Domino's assets

•  Undertaking to maintain existing ownership structure of hotel

				• Unlimited guarantee by Elscint	The Bank has restricted its right to realize the Elscint guarantee, by linking it to the realization of the pledge over the Bucuresti shares owned by Domino within 6 months (except for certain instances stipulated in the loan agreement).

Nature of Facility and Borrower	Amount of Loan and Amount Outstanding as of 12/31/03	Lending Banks and Financial Institutions	Interest on Loan	Security for Loan	Other Information
Riverbank Hotel Holding B.V.	Credit facility — GBP 67 million Amount outstanding — GBP 35.5 million	Bank Hapoalim B.M London Branch	LIBOR + 2.2%	• Liens on all assets, including land and goodwill of hotel owning subsidiary

•  First ranking pledge on shares of subsidiary that owns the rights to the land

•  A joint construction completion guarantee provided by Elscint and a subsidiary of the Red Sea Group

				• A guarantee in favor of the bank by Elscint and a company in the Red Sea Group in the amount equal to 7.1% of the outstanding loan each.	Half of the loan will be repayable in quarterly installments over 10 years commencing at the earliest of (i) August 27, 2007 or (ii) the Economic Completion Date as determined in the agreement and the remaining balance will be repayable as a bullet repayment after 10 years.
Grandis Netherlands Holding B.V.	GBP 14.2 million Amount outstanding — 13.3 million	Bank Hapoalim B.M London Branch	LIBOR + 1.4%	• Fixed and floating lien on rights to hotel's assets, including goodwill • First ranking pledge on shares of subsidiary that owns the rights to the land	• Half of the loan repayable in 19 semi-annual installments • Balance to be repaid 10 years after first draw down on loan, September 2012
S.L.S Sails Ltd.	Credit Facility — $46 million Amount outstanding — $43.4 million	Bank Discount	LIBOR + 2.5%	• Mortgage on Arena and the land

•  First ranking pledge on shares of subsidiary that owns the rights to the land

•  Floating lien on assets of center owning subsidiary and rights with respect to current and future tenants

				• A guarantee by Elscint	The loan is repayable as a bullet repayment on April 1, 2005

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.    TREND INFORMATION

Hotel Business

Our hotel business is affected by the trends in each of the geographic areas in which we operate. The Western European hotel industry is generally seen to be recovering after the slower period during 2001 and 2002, following the outbreak of "foot and mouth" disease and the subsequent September 11, 2001 terrorist attacks in New York. Although there has been some recovery in the business, during 2003 the European hotel industry was challenged with operating and economic conditions that were effected by the war in Iraq and the outbreak of SARS. These events caused a continuance in the slow down of corporate spending. In addition, weak domestic demand coupled with an appreciating Euro has resulted in a weak growth across the Euro-zone.

The three major gateway cities in Europe, Amsterdam, London and Paris, have especially been affected by the large decline in American and Asian visitors following the war in Iraq, the weakness of the US Dollar and the outbreak of SARS. The London results were affected by the appreciation of the Euro against Sterling.

As a result of the foregoing, revenue per available room ("revPAR") levels across Europe fell by 7.5% during 2003 to 2002. This fall in revPAR performance was mainly driven by a decline in average room rate as a result of price discounting.

Central and Eastern Europe experienced mixed results during 2003 with a revPAR decline of 7.5% due to challenging economic conditions, as well as a result of the large increase in new supply of hotel rooms that was entered into the market over recent years.

The political and economic situation in South Africa is liable to remain unstable for the foreseeable future. The prospects for stabilization in Romania remain unclear.

Impact of Devaluation on Results of Operations and on Monetary Assets and Liabilities

The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS in relation to the U.S. dollar and the rate of inflation in Israel adjusted for the NIS-dollar devaluation:

Year ended December 31,	Israeli Consumer Price Index (Units) (1)	Israeli inflation rate (%) (2)	Closing Exchange rate of the dollar (3)	Annual Devaluation Rate (%) (4)	Annual Devaluation Adjusted for Annual Inflation (%) (5)
1999	168.5	1.3	NIS 4.153	(0.2)	(1.5)
2000	168.5	0	NIS 4.041	(2.7)	(2.7)
2001	170.9	1.4	NIS 4.416	9.2	7.7
2002	182.01	6.5	NIS 4.737	7.2	0.65
2003	178.58	(1.88)	NIS 4.379	(7.56)	(5.77)

(1)	For purposes of this table, the CPI figures use 1993 as base equal to 100. These figures are based on reports of the Israeli Central Statistics Bureau.

(2)	Annual inflation is the percentage change in the CPI in Israel between December of the year indicated and December of the preceding year.

(3)	Closing exchange rate is the rate of exchange between the NIS and the dollar at December 31 of the year indicated, as reported by the Bank of Israel.

(4)	Annual devaluation is the percentage increase in the value of the dollar in relation to the NIS during the year indicated.

(5)	The percentage of the annual devaluation adjusted for annual inflation is obtained by dividing the percentage of the annual devaluation rate plus 1 by the percentage of the annual Israeli inflation rate plus 1, minus 1. For information about inflation rates and exchange rates of foreign currencies of autonomous units, see Note 2 of the Notes to the Consolidated Financial Statements.

E.    OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See the table under the section entitled "LIQUIDITY AND CAPITAL RESOURCES" above.

G.    SAFE HARBOR

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

ITEM 6. — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

As of May 31, 2004, Elscint's directors and senior officers were:

Name	Age	Position at Elscint
Abraham (Rami) Goren (2)	44	Executive Chairman of the Board
Rachel Lavine(3)	38	Director and President
Shimon Yitzhaki(3)	48	Director
Moshe Lion(1)(2)(3)	43	Director
Benny Gal(1)(2)	60	Director
Shlomo Ben Eliyahu	49	Director
Shmuel Peretz(1)(3)	64	Director
Marc Lavine	50	General Counsel and Corporate Secretary
Uri Levin (1)	38	Chief Financial Officer

(1)	Member of the Audit Committee

(2)	Member of the Donation Committee

(3)	Member of the Balance Sheet Committee

Abraham (Rami) Goren was appointed as Executive Chairman of our board of directors as of July 1, 1999. Formerly, Mr. Goren had been a partner in the law firm of Prof. Joseph Gross, Hodak, Greenberg & Co. (now known as Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.), a leading Israeli securities and corporate law firm. From September 1989 until August 1992, Mr. Goren was an associate in the law firm of Weil, Gotshal & Manges in New York City. Mr. Goren also serves as a member of the board of directors of Excellence Nessuah Ltd., a brokerage house which is a member firm on the TASE. Mr. Goren also serves as a director of various private companies in Israel and abroad. Mr. Goren received his LL.B. degree from Bar Ilan University in 1986 and an LL.M. degree from New York University in 1989. Mr. Goren was admitted to the Israeli Bar in 1987 and to the New York State Bar in 1990.

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

Shimon Yitzhaki was appointed a member of our board of directors in May 1999. In May 1999 he was also appointed President of Elbit Medical Imaging Ltd. ("EMI"). Since March 1998, Mr. Yitzhaki has served as the Vice President of Europe-Israel, and, since the mid-1980's, as Vice President of Control Centers. Mr. Yitzhaki holds a Bachelor of Arts degree in Accounting from Bar Ilan University, and is a certified public accountant.

Moshe Lion was appointed a member of our board of directors in October 2000. Mr. Lion is a senior partner of an accounting firm in Israel and chairman of Israel Railways and of the Provident Fund Investment Committee of Bank Tefahot, an Israeli bank. From December 1997 to July 1999 Mr. Lion was Director General of the Israeli Prime Minister's Office and an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997 he served as the Head of the Bureau of the Israeli Prime Minister's Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion holds a Bachelor of Arts degree in accounting and economics and a Master's Degree in Law (LL.M.) from Bar Ilan University.

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

Shlomo Ben Eliyahu was appointed a member of our board of directors in March 2002. Mr. Ben Eliyahu serves as general director of the Settlement Division of the World Zionist Organization as well as the chairman of the board of directors of the East Jerusalem Development Ltd. Mr. Ben Eliyahu is also a member of the Israel Lands Council. During 2001, Mr. Ben Eliyahu served as a general director of the Israel Land Administration, and from 1999 to 2001 Mr. Ben Eliyahu was the Director General of the Israeli Ministry of Construction and Housing. Prior to that, Mr. Ben Eliyahu served as a director of the Israeli Ports and Railways Authority and as a publicly nominated director of a construction company. Mr. Ben Eliyahu was also a member of the Governmental Directors General Council and the chairman of the Israeli Contractors Council. Mr. Ben Eliyahu holds an LL.B. degree from Bar Ilan University.

Shmuel Peretz was appointed a member of our board of directors in March 2003. Mr. Peretz has been serving since 1997 as the president of the Israel Aircraft Industries European division. Between 1991 and 1996, Mr. Peretz served as vice president (finance) of the Israel Aircraft Industries. Between the years 1980-2002 Mr. Peretz served as a director of Elta Ltd., Magal Ltd., Medisel Technologies Inc. SpaceCom Ltd., and Belgium Advanced Technologies (a Belgium company). Mr. Peretz holds a Bachelor of Arts degree in economics and political science from the Hebrew University in Jerusalem, as well as a masters of business administration degree from the New York Institution of Technology.

Marc Lavine was appointed as our General Counsel and Corporate Secretary in August 1999. Mr. Lavine also serves as General Counsel and Corporate Secretary for EMI and Europe-Israel. From 1977 to 1997, Mr. Lavine was an associate and partner in the law firms of Miron, Bension & Prywes (Tel-Aviv) and from 1997 to 1998, he was a partner at Raved Magriso & Benkel (Tel-Aviv). Mr. Lavine is a graduate of the University of Zimbabwe (B.L., 1974). Mr. Lavine is married to Rachel Lavine, the Company's President.

Uri Levin was appointed Chief Financial Officer effective April 2000. Between 1998 to March 2000 Mr. Levin was the Comptroller of Europe-Israel from. From 1996 to 1998, Mr. Levin was Assistant Chief Financial Officer of Control Centers. Prior thereto, Mr. Levin was with Almagor &

Co. (Tel-Aviv), Certified Public Accountants. Mr. Levin holds a Bachelor of Arts degree in accounting from the College for Management in Tel Aviv and is a certified public accountant.

There are no arrangements made with directors and senior management for their appointment.

B.    COMPENSATION OF DIRECTORS AND MANAGEMENT

The aggregate compensation (including pension and retirement benefits) paid to or accrued on behalf of all of our officers and directors for the year ended December 31, 2003, as a group (9 persons), was approximately NIS 4,471 thousand (approximately $1,021 thousand).

The aggregate amount accrued by the Company to provide pension and retirement benefits only for the directors, officers and members of the administrative, supervisory and management bodies of Elscint as a group for 2003 was approximately NIS 1,146 thousand (approximately $242 thousand).

During 2003, 50,000 options were granted to two directors for a price equal to the closing rate of our shares on the date of the issuance.

C.    BOARD PRACTICES

Appointment of directors.    Our current directors were appointed by our shareholders at their annual meeting on August 28, 2003, and will hold office until the next annual meeting of our shareholders. Messrs. Lion and Gal, who were appointed as external directors on October 2, 2000 were re-elected for an additional 3-year term by our shareholders at the August 28, 2003 annual meeting. The directors do not have any service contracts with the Company or any of its subsidiaries that provide for benefits upon termination of their office.

Audit committee.    Our ordinary shares are listed for quotation on the New York Stock Exchange. Pursuant to the Sarbanes-Oxley Act of 2002, the SEC has issued new rules that, among other things, require the NYSE to impose independence requirements on each member of the audit committee. The NYSE has adopted rules that comply with the SEC's requirements and which are applicable to us by July 31, 2005. Under these NYSE rules, we are required, by July 31, 2005, to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Messrs. Lion, Gal and Peretz qualify as independent directors under the current NYSE requirements, and are all members of the Audit Committee. In addition, we have adopted an audit committee charter as required by the NYSE rules and we will revise the charter during 2004 to reflect the new Sarbanes-Oxley and NYSE rules.

See the information under Item 10.B. Memorandum and Articles of Association regarding Israeli Companies Law Requirements applicable to board practices.

D.    EMPLOYEES

As of May 30, 2004, Elscint and its subsidiaries employed approximately 730 persons (including employees of subsidiaries and jointly controlled subsidiaries), of whom approximately 130 were employed in Israel. The increase by approximately 90 employees in Israel is a result of the opening and operation of the Arena.

To date, Elscint has enjoyed good employee relations and has never experienced labor disputes, strikes or work stoppages. There are however a number of labor related claims pending against the Company's subsidiary in Romania following the lay-offs carried out in 2002 (see "Legal Proceedings- Claims relating to the Bucuresti Hotel Complex, Bucharest, Romania")

Employment conditions

    In Israel

Israeli employment laws are applicable to the employees of Elscint and of its Israeli subsidiaries. These laws concern primarily the length of working-day, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance payment and other conditions of employment.

The liability of Elscint and its subsidiaries to employees upon termination includes primarily severance pay, termination pay and compensation for unutilized vacation days. Although not legally required, Elscint generally makes contributions, on behalf of most of its employees, to a fund known as "Managers' Insurance" and pension funds. Managers' Insurance fund provides a combination of savings plan, insurance and severance payment benefits to the employee, giving the employee a lump sum payment and/or pension payments upon retirement and securing the severance payment, if legally entitled, upon termination of employment. Elscint determines whether an employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his salary, with Elscint contributing between 13.3% and 15.8% of his salary.

The funds contributed by Elscint to the insurance companies and the pension funds are transferred under the employee's name. Israeli law generally requires severance payment, which may be funded by the Managers' Insurance and/or pension funds, to be paid upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The severance payments amount to one-month salary for each employment year.

Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (similar to the United States Social Security Administration), which amounts include payments for national health insurance. The payments to the National Insurance Institute are equal to 16.31% of the employee's wages (up to a specified amount), of which the employee contributes 10.38% and the employer contributes 5.93%.

    Abroad

The Company's liability for severance pay in respect of its employees abroad, pursuant to the laws of the countries in which these companies reside and the labor agreements in effect, is ordinarily covered by current payments to government agencies with respect to the voluntary or involuntary termination of the employees' employment, as well as by regular payments to insurance companies for pension benefits.

E.    SHARE OWNERSHIP

Employees and Officers Incentive Plan 2001

At their annual meeting held on October 18, 2001, Elscint's shareholders approved the issuance of 850,000 ordinary shares (the "2001 Plan") to employees and officers of Elscint and its subsidiaries and to employees of Europe-Israel who provide services to the Company.

As of May 31, 2004, 802,500 shares (out of which 81,000 shares were subsequently returned to the 2001 Plan and are currently held by a trustee under the 2003 option plan) had been issued at a price per share of NIS 15.65 (the share price on the last trading date prior to the issuance). The rights of the recipients to retain the shares vest over periods of two or three years following the issuance (i.e., 50% or 33% of the shares will become available for purchase at the end of each year). Of these shares, 440,000 were issued to our directors and officers (50,000 of which were subsequently returned to the 2001 Plan).

We granted the recipients non-recourse loans for the purpose of financing the purchase of the shares that were offered to them, in amounts equal to the full purchase price of the shares. The loans were granted for a period of five years, bearing interest at an annual rate of 6%. Value added tax payable in respect of the interest will be paid by the Company. In addition, we will pay any taxes, if applicable and when due from the recipients as a result of the payment of interest. The principal of the loan and the interest thereon will be repaid upon the expiration of five years after the grant of the loan.

The shares were issued to a trustee for the benefit of the recipients, and are held as collateral for the repayment of the loan by each recipient. Notwithstanding the foregoing, each recipient of shares is entitled to instruct the trustee to transfer or sell any vested shares, provided that in such event the recipient shall deposit a percentage of the loan (capital and interest) equal to the pro rata number of shares sold or transferred out of the total number of shares issued to such recipient, in an interest bearing deposit in the recipient's name. The deposit shall serve as collateral and the Company will have recourse to the deposit for the payment of the portion of the loan.

Each of the recipients shall have voting rights only in respect of vested shares. The recipient shall be entitled to exercise such voting rights with respect to vested shares regardless of whether the recipient actually repays the loans for such shares. As of May 31, 2004, 580,667 shares had vested.

In the event that we declare payment of a cash dividend, and on the record date for the payment of such cash dividend offered shares are held by the trustee for the recipients (including offered shares not yet vested), we shall transfer to the trustee, for the account of the recipients, cash dividends in proportion to the amounts of offered shares held by the trustee in favor of the recipients, after withholding any applicable tax. The trustee shall transfer the cash dividends to the recipients pro-rata to their holdings, regardless of whether their right to receive the offered shares has vested.

Option Plan 2003

In light of the Sarbanes-Oxley Act which prohibits the grant of loans to directors and officers of a public company, the Company's shareholders at their annual meeting held on December 30, 2003 resolved to adopt a new Employees, Directors and Officers Incentive Plan (the "Plan") and to cancel the 2001 Plan. Under the Plan, the Company may grant options to purchase up to 116,000 ordinary shares. Following the Plan's approval there can be no new allocations under the 2001 Plan. The maximum number of ordinary shares that may be issued under the Plan (subject to adjustments) is 116,000. This amount is equal to the number of ordinary shares that have not yet been issued under the 2001 Plan plus the number of ordinary shares issued thereunder which have been returned to the trustee under the 2001 Plan pursuant to the terms thereof.

The options issued to the trustee for the benefit of the offerees pursuant to the Plan will be issued without consideration. The board of directors will determine the exercise price for each option granted pursuant to the Plan. Options issued pursuant to the Plan are not transferable by the offeree and/or any third party except in the event of death of the offeree or pursuant to applicable law, all as detailed in the Plan.

The board of directors, or a committee thereof, will determine the vesting periods for the exercise of options issued to the trustee for the benefit of any offeree under the Plan. Following the expiration of all vesting periods applicable to any offeree, the offeree shall be entitled to exercise all of the options issued to the trustee for such offeree's benefit, all subject to the provisions of the Plan.

The shares issued upon the exercise of any options under the Plan shall have equal rights to those of our other shares immediately upon their issuance and shall be entitled to dividends and all other benefits with respect to which the determining date is on or following the date of issuance of such exercise shares.

As of May 31, 2004, 50,000 options were granted to two of our directors pursuant to the Plan.

ITEM 7. — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

The Company had, as of May 31, 2004, 16,690,643 shares outstanding (excluding 802,500 shares issued pursuant to the Company's employees and officers incentive plan which are not paid for. The following table indicates, as of May 31, 2004, the number of ordinary shares owned by (i) all shareholders who we know own 5% or more of our ordinary shares and (ii) all of our current directors and officers as a group:

Name and Address	Number of Shares Beneficially Owned		Percent of Shares Beneficially Owned (%)
Elbit Medical Holdings Ltd.(1) 13 Yehuda Mozes Street Tel Aviv, Israel	10,269,784		61.53
Fidelity Management & Research Co. 82 Devonshire Street Boston, MA 02109-3614(2)	1,430,800		8.6
Leumi Pia Trust Company Management Co. Ltd.(3) 31-33 Montefiore Street Tel Aviv, Israel	1,098,050	(4)	6.3
All directors and officers of the Company as a group (7 persons)	310,000	(5)	1.86

(1)	Elbit Medical Holdings Ltd. is a wholly-owned subsidiary of EMI, whose stock is listed on the Nasdaq National Market and on the TASE. As of May 31, 2004, Europe-Israel, whose shares are listed on the TASE, held approximately 55% of the issued and outstanding share capital of EMI (approximately 54.5% on a fully diluted basis). As of May 31, 2004, Control Centers held approximately 80% of the issued and outstanding shares of Europe-Israel. Control Centers is engaged, through its direct holdings in Europe-Israel and through Europe-Israel's direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investments, development and operation of shopping and entertainment centers, hi-tech and bio-tech investments and hotel ownership and management. Control Centers also holds direct interests in property development projects in Israel.

(2)	The amount and nature of beneficial ownership of these shares is based solely on information included in a letter dated April 7, 2004, sent to the Company by Fidelity Management and Research Co.

(3)	The amount and nature of beneficial ownership of these shares is based solely on information reported to the Company by Leumi Pia Trust Company Management Co. Ltd. in December 2003.

(4)	An increase of approximately 34,000 shares since May 2003.

(5)	Represents the number of shares granted to directors and officers of the Company pursuant to the Company's employees and officers incentive plan, which shares have either vested or will vest within 60 days after the date of this report.

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

802,500 additional shares were granted to directors, officers and employees of the Company (out of which 81,000 shares were subsequently returned to the plan and were transferred to the option plan 2003 — see "Item 6 — Share Ownership, Option Plan 2003") pursuant to the Company's officer and employees incentive plan. Pursuant to such plan only the vested shares confer voting rights. As of the date of this report, 580,667 of the shares have vested.

As of May 31, 2004, on the books of our transfer agent there were approximately 770 holders of record of our ordinary shares with addresses in the United States, holding approximately 53% of our issued and outstanding ordinary shares.

B.    RELATED PARTY TRANSACTIONS

Hotel and Leisure

In October 2001 an agreement between BEA and C.D.P.M. Kft ("CDPM") a company controlled by Control Centers was approved by the shareholders meeting of the Company. In accordance with the agreement, CDPM will provide logistical, planning and supervisory services in connection with the renovation of the Bucuresti Hotel, in exchange for consideration equal to the lower of 5% of the renovation costs (excluding general and administrative expenses and financing expenses) or 5% of U.S. $30 million. The agreement has not yet been signed by the parties.

BEA receives, from time to time, aviation services from Jet Link Ltd. (an aviation company controlled by Control Centers) in exchange for a payment based on the latter's price list, net of a discount of 5%.

The Arena

In May 2002, our shareholders approved a turn-key contracting agreement by and between SLS and CDPM, for the completion of the construction of the Arena for consideration of $57.7 million plus Value Added Tax (if applicable), subject to reductions and adjustments due to payments by SLS to sub-contractors, suppliers, consultants and other third parties in connection with the construction. The amount of the consideration was determined on the basis of a calculation of the amount of work remaining to be performed, as at March 1, 2002. From March 1, 2002 until December 31, 2003 SLS made such payments for implementation of the project in the total sum of U.S. $31 million. During June 2003, CDPM assigned, in accordance with the terms of the agreement, all of its rights and obligations under the contracting agreement to Castara Construction servicing Ltd. ("Castara") an indirect subsidiary of Control Centers. Upon completion of the assignment in June 2003, Control Centers provided SLS with a bank guarantee, at the rate of 5% of the Work Consideration as defined in the agreement By December 2003, the construction of the Arena was completed. As of the date of the approval of the financial statement the construction works in accordance with the agreement was completed. The total sum that was paid to Castara for the construction works till the end of 2003 was NIS 154,039 (See also note 19B(i) in the Financial Statement).

Other

In October 2000, Elscint's shareholders approved an agreement with Europe-Israel and EMI, retroactively from January 1, 2000 and until December 31, 2002, for the allocation of costs and expenses incurred in connection with services rendered to those companies by their in-house legal, finance and accounting departments. The allocation would be carried out so that Europe-Israel bears 35%, while Elscint and EMI each bear 32.5% of such costs. Should these percentage rates deviate from the actual service rates by more than 10%, the parties will be charged on the basis of the actual cost allocation. In November 2002, Elscint's board of directors approved the extension of the agreement for an additional three years. Each party to the agreement is entitled to terminate it at the end of each 12-month period by giving a 60-day advance notice to the other parties.

Elscint leases office spaces from Control Center at market price.

For information on insurance and indemnification to directors and officers of the company see "Item 10 — Exemption, Insurance and Indemnification of Directors and Officers".

For information on shares and options allotted to interested parties see "Item 6 — Directors, Senior Management and Employees — Share Ownership".

Elscint and its investee companies conduct credit, deposit and management of security portfolio transactions with a bank, which is an indirect interested party in the Company. These transactions are conducted during the ordinary course of business and under customary market terms and conditions.

ITEM 8. — FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Consolidated Financial Statements included in Item 18.

B.    SIGNIFICANT CHANGES

Legal Proceedings

1.  Class Action by Minority Shareholders.    In November 1999, a number of institutional investors and others, holding shares of the Company, filed a lawsuit in the Haifa District Court against

Elscint, EMI, Europe-Israel, and others. The plaintiffs also requested the recognition of their claim as a representative claim in the name of all those who had held the Company shares on September 6, 1999, and continued to do so when the claim was filed (excluding the Company and others). The plaintiffs allege discrimination against the Company's minority shareholders arising from various transactions or activities carried out by its controlling shareholders and directors, which, allegedly, caused them financial loss. The plaintiffs alleged that, as a result from these transactions, there was a decline in the value of the Company's shares by 45% in the period from February 24, 1999 to the claim's filing date, which amounted to $100 million.

The principal remedy requested in the claim is a court order instructing EMI to carry out a tender offer of the Company shares at $14 per share. Alternatively, the plaintiffs also asked the court, inter alia, to issue an injunction prohibiting implementation of the September 9, 1999 transactions (acquisition of the hotel segment and the commercial center in the Herzliya Marina, by the Company from Europe Israel and Control Centers, respectively) and the refund of any amounts paid there under.

The Haifa District Court summarily dismissed the request to recognize the claim as a representative claim. Concurrently, the district court ruled that the plaintiffs, notwithstanding having rejected the request for representative claim proceedings, might nevertheless pursue the matter. This decision was appealed by some of the plaintiffs to the Supreme Court. The Government General Attorney has submitted a position paper to the Supreme Court regarding the appeal. According to his opinion, the district court erred in its two legal conclusions when rejecting the request for representative claim recognition. Accordingly, he believes that the plaintiffs should be allowed to appeal and that the appeal, if filed, should be accepted. Moreover, the Government General Attorney believes that, subsequent to the acceptance of this appeal, it will be necessary to evaluate the request and approve it as a representative claim. On November 2001, hearings were held in the Supreme Court, following which it granted a right of appeal. The Company and the plaintiffs presented their respective motions. On February 27, 2002, the court decided to permit the Government General Attorney to present his final motion, in writing, within seven days.

There is a dispute between the parties regarding the amount of the court fee, deriving from the classification of the relief sought in the claim. While the plaintiffs define what they are seeking as declaratory relief, the defendants maintain that the real relief being sought in the claim is pecuniary, obligating the plaintiffs to pay a fee that is significantly higher than what they paid. In August 2001, the Registrar of the Haifa District Court ruled that some of the reliefs sought are indeed pecuniary, as the defendants contended, in respect of which the plaintiffs would therefore have to pay a fee of NIS 20.1 million. Consequently, the Registrar postponed the dates for submitting all the statements of defense until the question of the fee required for this proceeding is settled. In September-October 2001, both sides appealed the Registrar's decision in the Haifa District Court. The Company and other defendants petitioned that it be established that the main relief and alternative relief sought in the statement of claim are also pecuniary reliefs, and that the fee in respect thereof should be 2.5% of their value. The plaintiffs, in their appeal, asked to establish that those same reliefs classified as pecuniary, are in fact reliefs by mandatory injunction. Likewise, the plaintiffs appealed to void the Registrar's decision regarding postponement of the deadlines for submitting the statements of defense. The hearing in these appeals was held in April 2002, but as of May 31, 2004, the court had not yet handed down its decision.

Management, based, among other things, on the opinion of their legal advisers, estimates that at this stage it is not possible to assess the ultimate results of the claim.

On January 2003, the Company received a letter from one of the insurers ("the Insurer") of Europe Israel EMI and the Company (the "Insured Companies"), that provides insurance to the Insured companies including insurance pertaining to the representative claim described in above.

In this letter, the Insurer made certain allegations against the Insured Companies, including, inter alia, that the Insured Companies breached their disclosure duties under Section 6(a) to the Insurance Contract Law, 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the "Policy"), effective as of July 1999 (the

"Additional Cover"), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the "Replacement Cover"). The letter states that the Policy, Additional Cover and Replacement Cover issued by the Insurer will be cancelled unless the Insured Companies indicate that circumstances were different than those described in the letter. The Company's legal counsel sent a reply on behalf of Europe Israel, EMI and the Company on March 20, 2003, in which the allegations of the Insurer were rejected. As of the date of the issuance of the financial statements the Company has not received an answer from the Insurer to this letter. However, the parties are currently negotiating to reach a settlement.

2.  Class Action by Investors:    The Company was served with a claim and a motion to recognize it as a representative claim, in respect of $158 million in damages caused, according to the plaintiff, to the group represented in the action. Underlying the claim is the contention that the Company, through its board of directors, caused damage to and discriminated against minority shareholders of the Company. Both parties agreed to postpone the hearing in this case until after the Supreme Court hands down a decision on the application for permission to appeal, detailed in section (1) above. Management, based on the advice of legal counsel, is of the opinion that it is not possible at this stage to estimate the outcome of the claim and the motion for its approval as a representative claim

3.  Claims Relating to the Sale of the NM, MRI and CT Businesses.    The Company and its subsidiaries are parties to several claims in courts and other written demands and/or claims, filed against them by third parties (including governmental institutions), some — without any specified amount, and some — in the aggregate amount of $47 million, as royalties or as compensation for damages caused to them, according to the claim, as a result of the companies' actions and/or products, which relate to the medical imaging business sold by the Company in 1998. Regarding some of the claims, totaling approximately $16 million, management estimates, based on legal and insurance consulting, that no significant costs will accrue to them from the outcome of these claims beyond the provisions included in respect thereof in the financial statements, and that these provisions are adequate for covering the costs and resources needed to settle the liabilities according to said claims. Regarding a further $31 million, the Company's legal advisers cannot presently determine the outcome of these claims. Management believes that the prospects for the realization of the great majority of this sum are very remote, based on the long period of time that has elapsed since serving of the written demand to the Company and based on their nature. To the best of management's judgment at the time of preparing the financial statements, based, inter alia, on their advisers' opinion and on past experience, the companies have included in their financial statements provisions that are adequate to cover the costs and resources needed to settle the liabilities under these claims.

4.  Claims relating to the Bucuresti Hotel Complex, Bucharest, Romania.    In December 2000, BEA acquired 80% of the capital and voting rights in Desca Investments Ltd., a Cypriot company ("Desca"), which at the time held 100% of S.C. Domino International Hotels S.R.L, a Romanian limited liability company ("Domino"). In December 1999, Domino successfully bid for the acquisition from the Romanian State Ownership Fund (the "SOF") of 66.18% of the outstanding shares (the "Bucuresti Shares") of S.C. Bucuresti Turism S.A. ("Bucuresti"), a Romanian joint stock company that owned the rights to the Bucuresti Hotel Complex. The Bucuresti Shares were offered for sale through a tender for the privatization of the holdings of the SOF in Bucuresti (the foregoing transaction is referred to as the "Bucuresti Transaction").

Under Romanian law, Domino, as the holder of 66.18% of the outstanding shares of Bucuresti, controls Bucuresti. The acquisition of the Bucuresti Shares by Domino was delayed from December 1999 to December 2000 due to various legal disputes between Domino, the SOF and unrelated third parties who contested Domino's right to acquire the Bucuresti Shares on the grounds that the privatization tender was conducted improperly by the SOF. However, in November 2000 the Romanian Supreme Court "finally and irrevocably" determined that the Bucuresti Transaction should be consummated and that the Bucuresti shares should be sold to Domino. The Bucuresti Transaction was consummated in December 11, 2000.

A criminal investigation carried out against a number of suspects (including former officers in SOF who were involved in the privatization process and the sale of control in the Bucuresti Hotel to

Domino for events relating to the period prior to the acquisition of control in Bucuresti by BEA, culminated in the filing of an indictment against 17 accused. The hearings in these proceedings have been deferred until December 2004. These criminal proceedings may have an indirect effect on the validity of the privatization and thereby an indirect effect on Domino's rights in Bucuresti, despite the fact that Domino is not an accused party under the indictment. Domino's legal counsel cannot estimate at this stage the results of the criminal proceedings or their effect on Domino's rights in Bucuresti.

A former shareholder in Domino cancelled the partnership agreement that it made with a third party ("the Plaintiff") regarding their joint investment in Domino prior to its acquisition by BEA., on the grounds of non-compliance by the Plaintiff with its fundamental obligations under the partnership agreement. As a result, the Plaintiff filed a monetary claim in the courts in Romania against Domino and others, for: (i) an amount of $2.5 million, for commissions allegedly due to it in terms of the abovementioned partnership agreement, and to which Domino was a party; and (ii) and the cancellation of an agreement with a bank in Israel within the framework of which the shares of Domino in Bucuresti were pledged in favor of the bank. BEA. received an indemnity from the former Shareholder against these claims. In Domino's opinion, based on legal advice received, these claims have no legal or contractual basis whatsoever, and the third party has no legal standing to make its claims. Accordingly, no provision for these claims is included in the financial statements.

In the framework of an agreement to establish a joint company owned by Bucuresti and a third party, which was signed prior to the acquisition of Bucuresti by BEA, that third party undertook to invest $27 million in the said joint company and in consideration Bucuresti undertook to transfer its rights in the Bucuresti Complex to the ownership of the joint company. Since that third party failed to meet its obligations, Bucuresti cancelled the partnership contract and also filed an application to the Court to liquidate the joint company. This application was approved by the court. This ruling could be appealed to the Supreme Court. If Bucuresti is forced to transfer its rights in the Bucuresti Complex to the joint company, then its rights in the hotel are likely to be significantly prejudiced. BEA management is of the opinion that it is not reasonable that as a result of these proceedings Bucuresti will be forced to transfer its rights in the Bucuresti Complex to the joint company.

Two claims are pending against Bucuresti, which challenge its ownership in its properties (including an appeal relating to the period of the State's ownership of the properties which are the subject of the claim, prior to the sale of Bucuresti's shares to Domino). Both of these claims were rejected by the courts. Regarding one claim, the plaintiffs have the right to appeal this ruling, and regarding the other claim, an appeal has been filed with the Supreme Court, which will be heard during the course of 2006.

In addition, certain legal proceedings are being conducted from time to time in Romania within the framework of which it is claimed that resolutions passed at the general meetings of shareholders of Bucuresti, were not validly adopted — for procedural reasons only — and are not binding. Some of these proceedings were approved by the Court and in respect of others Domino has filed appeals, while some of these proceedings were rejected by the Courts. BEA's management is of the opinion that the claims are spurious and tendentious and that these claims will not significantly affect BEA's rights in the shares of Bucuresti and in the Bucuresti Complex owned by it.

Following the implementation of the Bucuresti employees' restructuring program, Bucuresti carried out an extensive lay-off of employees. As a result, some labor related cases are pending at various procedural stages. BEA's management is of the opinion, based on legal advice received, that the total amount of such claims (assuming all claims are decided against Bucuresti) will not have a material adverse effect on the financial position of the company.

5.  Arena — Trade Name:    The Company was served with a claim by a third party in which the principal remedy requested is the prohibition on the use by the Company of the trade name "Arena" for the entertainment and commercial center in the Herzliya Marina, on the grounds of unlawful usage of the name, exploitation of goodwill and unfair competition. If the plaintiff's contention is upheld, this is likely to cause the Company indirect losses and additional costs. An application for an interim injunction, prohibiting the use of the trade name "Arena," was dismissed by the court. The

Company's legal counsel for this matter are unable to estimate the results of said lawsuit, though they maintain that the Company has sound defenses against the allegations made in this claim.

6.  Ordinary Course of Business:    Elscint and its subsidiaries are involved from time to time in litigation arising out of the ordinary course of Elscint's business (including various claims by subcontractors and suppliers). Although the outcome of each of these cases is uncertain at this time, we believe that the resolution of such litigation will not have a material adverse effect on our financial position.

Dividends

On September 19, 2002, Elscint announced that, in light of its assessment regarding its excess cash and the reduction in short term investment opportunities, it had decided to focus at that stage on the maximization of its current investments, and therefore its board of directors declared a dividend of $1.10 per each ordinary share, aggregating approximately $19.3 million . The dividend was paid on October 10, 2002. The distribution of the dividend was ratified by the Company's shareholders in their Annual Meeting held on December 31, 2002.

The distribution of this dividend is not necessarily an indication of whether that the Company will distribute any cash dividends in the future. As of the date of this report we do not expect to pay future dividends to the holders of our ordinary shares in the foreseeable future. Instead, we expect to reinvest any available surplus in our businesses. Future dividends on our ordinary shares, if any, will be determined by our board of directors.

ITEM 9. — THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Elscint's ordinary shares are listed on the NYSE under the symbol ELT. The annual high and low sale prices for the ordinary shares for the five most recent full financial years are:

Year Ended December 31,	Low ($)	High ($)
1999	5¼	13¼
2000	3 13/16	10¼
2001	3.51	5.00
2002	2.95	6.14
2003	3.35	4.9

The quarterly high and low sale prices for our ordinary shares during the two most recent full financial years and the first subsequent quarter were:

Year Ended December 31,
2002	Low ($)	High ($)
First Quarter	4.35	6.14
Second Quarter	3.5	4.45
Third Quarter	3.39	4.44
Fourth Quarter	2.95	4.15

2003	Low ($)	High ($)
First Quarter	3.35	4.19
Second Quarter	3.78	4.41
Third Quarter	3.80	4.30
Fourth Quarter	3.80	4.90

2004	Low ($)	High ($)
First Quarter	4.40	5.54

The monthly high and low sale prices for our ordinary shares during the six months of December 2003 through May 2004 were:

Month	Low ($)	High ($)
May 2004	3.81	4.50
April 2004	4.60	5.14
March 2004	5.00	5.30
February 2004	4.52	5.54
January 2004	4.40	4.90
December 2003	4.51	4.90

On May 31, 2004, the closing price of our ordinary shares was $4.15.

B.    PLAN OF DISTRIBUTION

Not applicable.

C.    MARKETS

Since our initial public offering on September 1, 1972, our ordinary shares have been traded on the New York Stock Exchange under the symbol ELT. Prior to such date, there was no market for our ordinary shares.

D.    SELLING SHAREHOLDERS

Not applicable.

E.    DILUTION

Not applicable.

F.    EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. — ADDITIONAL INFORMATION

A.    SHARE CAPITAL

Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

Purposes and Objects of the Company; Contributions

We are a public company registered under the Israeli Companies Law of 1999 (the "Companies Law") as Elscint Limited, registration number 52-002905-9.

Pursuant to our Memorandum of Association, we were formed with a very wide range of objectives. These objectives include, among others; To found, establish and manage companies in order to carry on all kinds of business, schemes, operations and activities, private as well as public, within the objects of the Company and to acquire, sell and receive shares, rights and privileges in such companies or in companies or business managed by them or in their properties; conducting business as investors and financiers in Israel or in any other place and to invest money as may be deemed fit from time to time, issue securities, guarantees and obligations, borrow or raise money and secure the payment thereof, and carry out various other activities.

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

External and Independent Directors

Pursuant to SEC and NYSE rules, each audit committee of a listed company must have at least three members who are independent directors. Our audit committee members are Messrs. Gal, Lion (each, an external director) and Messr. Peretz, all of whom fulfill the independence requirement.

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

The initial term of an external director is three years and such term may be extended for an additional three-year period. Each committee of a company's board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company's audit committee. Regulations promulgated under the Companies Law provide that the external directors of such a company are not required to be residents of Israel.

An external director is entitled to reimbursement of expenses and to monetary and other compensation as provided in regulations promulgated under the Companies Law, but is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided by such person as an external director. Our board of directors has decided to remunerate its current and future directors who do not hold any other office with the Company, any subsidiary thereof or any company affiliated with Europe-Israel, with the highest amount allowed by such regulations, which decision was approved by the Company's shareholders at their annual meeting on August 28, 2003. In addition it was approved that the compensation for all current and future members of the Company's audit committee will be an amount equal to 120% of the amount paid to all other directors.

The Companies Law further provides that external directors shall be appointed by a general meeting of shareholders, and that the approval of such appointment requires that at least a majority of the votes of shareholders present at the general meeting in person or by proxy have voted for such proposal, provided that (i) such majority vote at the general meeting shall include at least one third ( 1/3) of the total votes of non-controlling shareholders present at such general meeting in person or by proxy, excluding abstaining votes, or (ii) the total number of votes of the shareholders mentioned in clause (i) above that have voted against such proposal does not exceed one percent (1%) of the total voting rights in the company.

The Companies Law also provides that a general meeting at which the appointment of external directors is to be considered shall not be convened unless the candidate for external directorship has declared to the company that he fulfills or complies with the qualifications for his appointment as an external director.

The Powers of the Directors

The power of our directors to vote on a proposal, arrangement or contract in which the director has a personal interest is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to approve compensation to themselves or to any of the members of the board of directors, requires the approval of the audit committee and the shareholders at a general meeting (See "— Approval of Related Party Transactions").

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

Internal Auditor and Certified Public Accountant

The Companies Law requires the board of directors of a public company to appoint an internal auditor proposed by the audit committee and approved by the board of directors. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business procedures. Following the recommendation of our audit committee, our board of directors appointed, on March 22, 2004, J. Greitzer, IE and IA Services. Prior to that the Company's internal director was Mr. Eli Birnboim, CPA, of the offices of Rosenblum-Holtzman, CPA. In addition, under the Companies Law, all companies must appoint a certified public accountant to audit the company's financial statements and report any material improprieties that he may discover to the chairman of the board of directors. Elscint appointed Brightman Almagor & Co., certified public accountants in Israel and the Israeli affiliate of Deloitte Touche Tohmatsu & Co., as its certified public accountant for the above matter.

Rights Attached to Shares

Our registered share capital consists of a single class of 24,000,000 ordinary shares, par value NIS 0.05 per share, of which 16,690,643 ordinary shares (excluding 802,500 shares issued pursuant to the Company's employees and officers incentive plan, which are not yet paid for) were issued and outstanding as of December 31, 2003. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

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

In December 2001, the Company issued 802,500 shares to the Company's directors, officers and employees, of which 81,000 shares were subsequently returned to the plan as a result of termination of employment. The recipients' right to receive these shares vests over two or three years, and voting rights attach to the shares as they vest. In the event that the Company declares a cash dividend, the recipients will be entitled to such cash dividend regardless of whether their right to receive the shares has vested.

Voting rights

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

Changing Rights Attached to Shares

According to our articles of association, in order to change the rights attached to any class of shares, the consent in writing of the holders of all of the issued shares of that class must be obtained, or at a special meeting of the shareholders of that class of shares convened for such purpose adopting a resolution to change such rights by a special majority of at least 75% of the votes of shareholders participating and voting at such meeting. The provisions relating to general meetings shall apply, except that the necessary quorum required shall be two persons holding or representing by proxy at least one third of the issued shares of that class. In an adjourned meeting, those shareholders present in person or by proxy shall be deemed to constitute a quorum. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless expressly provided for by the terms of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari-passu with that class.

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

Fiduciary Duty and Duty of Care of an Office Holder

The Companies Law codifies the duties which an office holder owes to the company. These duties consist of a fiduciary duty, a duty to act in good faith and in the best interests of the company and a duty of care. An "Office Holder" is defined in the Companies Law as a director, general manager, chief executive officer, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title and other managers directly subordinate to the general manager. The Office Holder's duties to the company include:

•	the avoidance of any conflict of interest between the Office Holder's position with the company and any other position he fulfills or with his personal affairs;

•	the avoidance of any competition with the company;

•	the avoidance of exploiting any of the company's business opportunities in order to gain a personal advantage for himself or for others; and

•	the disclosure to the company of any information and documentation relating to the company's affairs obtained by the officer due to his position with the company.

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

Approval of Related Party Transactions

Generally, under the Companies Law, engagement terms of directors and of directors fulfilling other offices in the company including (i) the grant of an exemption from liability for damages sustained due to a breach by the directors' of their duty of care, (ii) directors' and officers' insurance, (iii) a prospective undertaking to indemnify such directors, and (iv) a retroactive indemnification, require the approval of the audit committee, the board of directors and the majority vote of the shareholders of the company. The Companies Law also requires that the compensation and terms of employment of Office Holders or of employees of the company who hold a controlling interest in a company must be approved by the audit committee, the board of directors and the majority vote of the shareholders at general meetings, provided that (i) such majority vote at the shareholders meeting shall include at least one third ( 1/3) of the total votes of shareholders having no personal interest in the transaction, present at the meeting in person or by proxy (excluding abstaining votes); or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed one percent (1%) of the total voting rights in the company.

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

For information concerning the direct and indirect personal interests of certain of our Office Holders and principal shareholders in certain transactions, see "Item 7 — Major Shareholders and Related Party Transactions — Major Shareholders".

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

Exemption, Insurance and Indemnification of Directors and Officers

Our articles of association provide that, to the fullest extent permitted by law:

•	we may prospectively exempt any officer of the Company from liability, in all or in part, for damages sustained due to a breach by the officer of such officer's duty of care to the Company.

•	we may obtain an insurance policy providing directors and officers insurance for Office Holders in respect of liabilities incurred by them as a result of the breach of their duty of care to us or to another person, or as a result of the breach of their fiduciary duty to us, to the extent that they acted in good faith and had reasonable grounds to believe that the act would not prejudice us, or for monetary liabilities imposed on them in favor of a third party as a result of an act or omission related to their services as Office Holders, as well as for any other event in respect of which an insurance of an officer is and/or may be permitted.

•	we may prospectively or retroactively indemnify an Office Holder in connection with his activities as an Office Holder, for (i) monetary liability imposed upon such officer in favor of a third party by a judgment, including a settlement or arbitration award approved by court; (ii) reasonable litigation expenses, including attorney's fees, incurred in an action brought against him by us or on our behalf or by a third party; (iii) liabilities incurred as a result of a criminal charge from which he was acquitted; (iv) a criminal charge in which he is convicted of an offense not requiring the proof of criminal intent; and (v) other liability or expense for which it is or may be permissible to indemnify an officer;

•	provided, however, that the prospective indemnification undertaking is limited to certain events that in the opinion of the board of directors are foreseeable at the time such undertaking is issued and limited to an amount which the board of directors determines is reasonable under the circumstances.

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

At the general meeting of our shareholders held on December 30, 2003, our shareholders approved insurance policies covering our directors and officers, including directors or officers of the Company's subsidiaries. On October 18, 2001 the shareholders authorized the Company to prospectively exempt our directors and officers and accordingly issue prospective indemnification undertaking in favor of our directors and officers pursuant to our articles of association.

Anti-Takeover Provisions and Acquisitions under Israeli Law

Pursuant to the Companies Law, a person is not permitted to acquire shares of a public company or a class of shares of a public company, if following such acquisition such person holds 90% or more of the company's shares or class of shares, unless such person conducts a tender offer for all of the company's shares or class of shares. In the event that holders of less than 5% of the company's issued share capital or of the issued class of shares did not respond to the tender offer, then such offer will be accepted and all of the company's shares or class of shares with respect to which the offer was made will be transferred to the offeror, including all of the company's shares or class of shares held by such non-responsive shareholders that will be transferred to the offeror by way of a compulsory sale of shares. In the event that holders of 5% or more of the issued shares did not respond to the tender offer, the offeror may not purchase more than 90% of the shares or class of shares of such company.

At the request of an offeree of a tender offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such application to the court may be filed as a class action.

Furthermore, the Companies Law provides that for as long as a shareholder in a publicly held company holds more than 90% of the company's shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of such acquisition the purchaser becomes a holder of 25% or more of the voting rights in the company. This rule does not apply if there already is another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer, if as a result of the acquisition the purchaser becomes a holder of more than 45% of the voting rights in the company. This rule does not apply if another party already holds more than 50% of the voting rights in the company.

Changing Rights Attached to Shares

According to our articles of association, in order to change the rights attached to any class of shares, the consent in writing of the holders of all of the issued shares of that class must be obtained, or at a special meeting of the shareholders of that class of shares convened for such purpose adopting a resolution to change such rights by a special majority of at least 75% of the votes of shareholders participating and voting at such meeting. The provisions relating to general meetings shall apply, except that the necessary quorum required shall be two persons holding or representing by proxy at least one third of the issued shares of that class. In an adjourned meeting, those shareholders present in person or by proxy shall be deemed to constitute a quorum. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless expressly provided for by the terms of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari-passu with that class.

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

Fiduciary Duty and Duty of Care of an Office Holder

The Companies Law codifies the duties which an office holder owes to the company. These duties consist of a fiduciary duty, a duty to act in good faith and in the best interests of the company and a duty of care. An "Office Holder" is defined in the Companies Law as a director, general manager, chief executive officer, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title and other managers directly subordinate to the general manager. The Office Holder's duties to the company include:

•	the avoidance of any conflict of interest between the Office Holder's position with the company and any other position he fulfills or with his personal affairs;

•	the avoidance of any competition with the company;

•	the avoidance of exploiting any of the company's business opportunities in order to gain a personal advantage for himself or for others; and

•	the disclosure to the company of any information and documentation relating to the company's affairs obtained by the officer due to his position with the company.

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

Approval of Related Party Transactions

Generally, under the Companies Law, engagement terms of directors and of directors fulfilling other offices in the company including (i) the grant of an exemption from liability for damages sustained due to a breach by the directors' of their duty of care, (ii) directors' and officers' insurance, (iii) a prospective undertaking to indemnify such directors, and (iv) a retroactive indemnification, require the approval of the audit committee, the board of directors and the majority vote of the shareholders of the company. The Companies Law also requires that the compensation and terms of employment of Office Holders or of employees of the company who hold a controlling interest in a company must be approved by the audit committee, the board of directors and the majority vote of the shareholders at general meetings, provided that (i) such majority vote at the shareholders meeting shall include at least one third ( 1/3) of the total votes of shareholders having no personal interest in the transaction, present at the meeting in person or by proxy (excluding abstaining votes); or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed one percent (1%) of the total voting rights in the company.

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

For information concerning the direct and indirect personal interests of certain of our Office Holders and principal shareholders in certain transactions, see "Item 7 — Major Shareholders and Related Party Transactions — Major Shareholders".

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

Exemption, Insurance and Indemnification of Directors and Officers

Our articles of association provide that, to the fullest extent permitted by law:

•	we may prospectively exempt any officer of the Company from liability, in all or in part, for damages sustained due to a breach by the officer of such officer's duty of care to the Company.

•	we may obtain an insurance policy providing directors and officers insurance for Office Holders in respect of liabilities incurred by them as a result of the breach of their duty of care to us or to another person, or as a result of the breach of their fiduciary duty to us, to the extent that they acted in good faith and had reasonable grounds to believe that the act would not prejudice us, or for monetary liabilities imposed on them in favor of a third party as a result of an act or omission related to their services as Office Holders, as well as for any other event in respect of which an insurance of an officer is and/or may be permitted.

•	we may prospectively or retroactively indemnify an Office Holder in connection with his activities as an Office Holder, for (i) monetary liability imposed upon such officer in favor of a third party by a judgment, including a settlement or arbitration award approved by court; (ii) reasonable litigation expenses, including attorney's fees, incurred in an action brought against him by us or on our behalf or by a third party; (iii) liabilities incurred as a result of a criminal charge from which he was acquitted; (iv) a criminal charge in which he is convicted of an offense not requiring the proof of criminal intent; and (v) other liability or expense for which it is or may be permissible to indemnify an officer;

•	provided, however, that the prospective indemnification undertaking is limited to certain events that in the opinion of the board of directors are foreseeable at the time such undertaking is issued and limited to an amount which the board of directors determines is reasonable under the circumstances.

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

Furthermore, we may retroactively indemnify an employee of the Company who is not an officer of the Company in respect of liability or expense incurred by such employee or which such employee is obligated to pay by court order due to a bona fide act preformed by such employee in such employee's capacity as an employee of the Company, other than as a result of a criminal charge in which such employee was convicted of an offence requiring proof of criminal intent and the judgment is not appealable.

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

Anti-Takeover Provisions and Acquisitions under Israeli Law

Pursuant to the Companies Law, a person is not permitted to acquire shares of a public company or a class of shares of a public company, if following such acquisition such person holds 90% or more of the company's shares or class of shares, unless such person conducts a tender offer for all of the company's shares or class of shares. In the event that holders of less than 5% of the company's issued share capital or of the issued class of shares did not respond to the tender offer, then such offer will be accepted and all of the company's shares or class of shares with respect to which the offer was made will be transferred to the offeror, including all of the company's shares or class of shares held by such non-responsive shareholders that will be transferred to the offeror by way of a compulsory sale of shares. In the event that holders of 5% or more of the issued shares did not respond to the tender offer, the offeror may not purchase more than 90% of the shares or class of shares of such company.

At the request of an offeree of a tender offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such application to the court may be filed as a class action.

Furthermore, the Companies Law provides that for as long as a shareholder in a publicly held company holds more than 90% of the company's shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of such acquisition the purchaser becomes a holder of 25% or more of the voting rights in the company. This rule does not apply if there already is another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer, if as a result of the acquisition the purchaser becomes a holder of more than 45% of the voting rights in the company. This rule does not apply if another party already holds more than 50% of the voting rights in the company.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting at such meeting.

C.    MATERIAL CONTRACTS

Most of our operating hotels have appointed Park Plaza as its management company. Park Plaza owns the franchise to the "Park Plaza" brand name in the Benelux countries, the United Kingdom, various countries in Eastern Europe, South Africa and a number of countries in the Middle East. Park Plaza is responsible for the operation of the hotels, including the supervision of the local management and staff. Local management is employed by the respective company owning the hotel and not by Park Plaza, although Park Plaza does render hiring services.

Each of our wholly-owned subsidiaries and jointly controlled subsidiaries owning the Victoria, Utrecht, Astrid, Sherlock Holmes and Victoria London hotels has entered into a restated management agreement with Park Plaza, the principal provisions of which include:

1.	Payment to Park Plaza of an annual incentive fee of 7% of the gross operating profit (as defined in the applicable agreement) of the hotel ("Incentive Fee").

2.	Payment to Park Plaza of an annual base fee of 2% of the gross hotel room revenues ("Annual Base Fee"), plus reimbursement of advertising expenses, office expenses (at a fixed amount) and other expenses incurred by Park Plaza in carrying out its duties of up to 3% of the aforementioned gross operating profit.

3.	Management agreements valid for an initial fifteen year period, and renewable automatically for an additional period of ten years, subject to the right of either party to terminate the agreement by giving twelve months advance notice (or six months advance notice in the event that the Company decides on early termination of the management agreement). If any of the hotel-owning companies should decide on early termination of the management agreement, then it would be required to pay to Park Plaza an amount equal to the Incentive Fee, the Annual Base Fee and the Franchise Fee (as defined below) for the year immediately preceding the date of that sale. In the event the company holding the Victoria hotel (Amsterdam) sells the hotel or should the control of the hotel be transferred to third party, the Company is also required to pay 2.5% of any gain derived from the sale of the hotel.

4.	In consideration for monthly royalties of up to 1.5% of the gross hotel-room revenues ("Franchise Fee"), our hotels may use the brand name "Park Plaza", certain Park Plaza trademarks, Park Plaza's international marketing network and international booking center, Park Plaza's marketing and advertising material, Park Plaza's international hotel conferences, Park Plaza's assistance in planning, developing and applying its methods with respect to the hotels, training of staff and senior management of the hotels, and inclusion in the list of Park Plaza hotels worldwide. Elscint designs and refurbishes its hotels in order to comply with Park Plaza's operational standards.

5.	No formal agreement has been signed as of May 31, 2004 with Park Plaza in respect of the management of the Sandton hotel in South Africa, although Park Plaza manages the hotel on a de facto basis on the same terms and conditions as the remaining operational hotels.

6.	The management agreement with Park Plaza in respect of the Shaw Park Plaza hotel in London has been terminated by mutual agreement following the long term lease of the property to an unrelated third party (See "Information on the Company — Highlights of 2003"). In addition, a consulting agreement previously entered into with Park Plaza pertaining to the operation of the Bucuresti hotel in Bucharest, Romania, has also been expired in the year ended December 31, 2002. (See "Information on the Company — Highlights of 2003")

7.	It is anticipated that a management agreement, on terms substantially similar to the foregoing, will also be signed with Park Plaza in respect of the Riverbank hotel once its construction is completed.

For information regarding the Asset Purchase and Sale Agreement dated November 13, 2002 by and among Elscint Ltd., Sanmina-Sci Corporation and Sanmina-Sci Israel Medical Systems Ltd. for the sale of the Company's factory in Ma'alot, see "Item 4 — Information on the Company — Overview and Strategy."

For information regarding the Lease Agreement dated January 6, 2003 between Euston Road Hotel Limited and Accor SA for a long term lease of the hotel property located on Euston Road in London, England (previously Bernard Shaw Park Plaza) for a period of 25 years, see "Item 4 — Information on the Company — Highlights of 2003."

For information regarding the Agreement between CDPM and SLS for the completion of the work at the Arena, see "Item 7 — Related Party Transactions."

In June 2004, we signed management agreements with the Rezidor Group regarding the future management of two hotels presently under development, namely the "Ballet Institute" building in Budapest (which will be operated under the "Regent" trade name), and the Bucuresti Hotel in Bucharest (which will be operated under the "Radisson SAS" trade name). The operator will commence management of these hotels following the completion of the renovation of the respective facilities. Both agreements are for 20 year periods, on customary market terms. Under both agreements, the operator has guaranteed minimum return at rates and subject to terms and conditions specified in the agreements that are customary to agreements of this type.

D.    EXCHANGE CONTROLS

In 1998, the government of Israel promulgated a general permit under the Israeli Currency Control Law. Pursuant to such general permit substantially all transactions in foreign currency are permitted.

Our memorandum and articles of association do not restrict in any way the ownership of the shares by non-residents and neither the memorandum of association nor Israeli law restricts the voting rights of non-residents.

E.    TAXATION

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

Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments) (1985), or the Inflationary Adjustments Law, affects the taxation of earnings of Israeli companies. This statute attempts to overcome some of the problems presented to a traditional tax system by an economy undergoing rapid inflation, which was the case in Israel at the time the law was enacted. Israel's inflation rate has been materially reduced in recent years. The Inflationary Adjustments Law is characterized by a high degree of complexity. Its main features can be described generally as follows:

The Inflationary Adjustments Law is characterized by a high degree of complexity. Its main features can be described generally as follows:

(a) A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (soft) Assets. Where a company's equity, as defined in the law, exceeds the depreciated cost of Fixed Assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on the excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of Fixed Assets exceeds a company's equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

(b) Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

(c) Gains on the sale of certain traded securities are taxable in certain circumstances, subject to detailed rules which were modified as of January 1, 1999. Today, all Israeli companies, except certain companies which are wholly owned by individuals, are subject to reporting and taxation requirements under this law. Dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Reform of Taxes on Income in Israel

As of January 1, 2003, statutory provisions came into force, concerning, among other things, tax reform in Israel, in connection with:

(1)	(i) Taxation of profits of foreign resident companies regarded as Controlled Foreign Companies ("CFC"), if: (i) most of their revenues are passive, as defined by law, or most of their profits derive from passive revenues, (ii) the tax rate applying to their passive profits in their country of residence does not exceed 20%, and (iii) over 50% of the means of control in them are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in such companies that have unpaid profits, as defined by law, will be deemed to have received his relative proportion in these profits as a dividend (hereinafter: "deemed dividend").

(ii) Taxation of a dividend received in Israel, originating in profits generated or accrued outside Israel, as well as a dividend originating outside Israel.

A deemed dividend and/or the distribution of dividends, as stated, will be subject to a tax rate of 25%, or 36% less taxes paid abroad in respect of these profits, as the case may be.

(2)	Taxation of an Israeli resident's profits accrued or generated outside Israel (until the end of 2002, Israeli residents were taxed on such profits only if received in Israel).

(3)	Taxation of capital gains from the realization of assets at a reduced rate of 25%. The reduced rate will apply to realization of assets commencing January 1, 2003 and onwards, and will be calculated for the part of the profits relating to the period subsequent to this date up to the realization date.

(4)	Guidance on the ability to offset losses — regarding business losses, capital losses, passive losses and CFC losses.

(5)	Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax on Sales of Our Ordinary Shares" below;

(6)	Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors);

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable solely to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax so long as (i) our ordinary shares were quoted on Nasdaq or listed on a stock exchange in a country appearing on a list approved by the Controller of Foreign Currency and (ii) we qualified as an Industrial Company.

Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange ("TASE") or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

U.S.-Israel Tax Treaty

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "the U.S.-Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty generally will not be subject to Israeli capital gains tax unless either such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents would be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, that under the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"), dividends generated by an Approved Enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding 10% or more of our ordinary shares in the 12 month period preceding the distribution of such dividends, are taxed at a rate of 12.5%.

Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations may be subject to Israeli taxes on the sale of securities of an Israeli company, subject to the provisions of any applicable taxation treaty or unless a specific exemption is available.

Foreign Exchange Regulations

Dividends (if any) paid to the holders of our ordinary shares, any amounts payable upon our dissolution, liquidation or winding up, and as the proceeds of any sale of our ordinary shares in Israel may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

Taxation of Dividend Distributions

On distributions of dividends to Israeli individuals, income tax at the rate of 25% is withheld while a distributions to an Israeli companies is tax-exempt. Dividend distributions from Approved Enterprises earnings is subject to 15% tax withheld at source to both Israeli individuals and Israeli companies, if the dividend is distributed during the tax exemption period or within a specified period. In addition a company that distributed dividends out of income that was tax exempt according to the Investment Law would be subject to company tax in the year the dividend is distributed in respect of the amount distributed at the rate that would have been applicable had the company not elected the tax-exempt course (generally 25%).

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

•	an individual citizen or resident of the U.S. for U.S. federal income tax purposes;

•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which may be included in the gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the ordinary shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

Each holder of our ordinary shares is advised to consult his or her tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to him or her of purchasing, holding or disposing of our ordinary shares.

Taxation of Distributions on Ordinary Shares

Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," a distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described above under "Taxation of Non-Residents." Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of "qualified dividend income." Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company," a "foreign personal holding company" or a "foreign investment company" (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder's tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date of the distribution. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source "passive income" for U.S. foreign tax credit purposes or, in the case of a financial services entity, "financial services income." U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition and is eligible for a maximum 15% rate of taxation for individuals. Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed as ordinary income at a maximum rate of 35%. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences If We Are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation's assets and as directly earning our proportionate share of the other corporation's income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

The "QEF" regime applies if the U.S. holder elects to treat us as a "qualified electing fund" ("QEF") for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. If the QEF regime applies, then each year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of the our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder's basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his ordinary shares as capital gain.

Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC and can be revoked only with the consent of the Internal Revenue Service. A shareholder makes a QEF election by attaching a completed Internal Revenue Service Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a U.S. person who is a shareholder in a PFIC must file a completed Internal Revenue Service Form 8621 every year.

If a QEF election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then both the QEF regime and the excess distribution regime, defined below, will apply simultaneously unless the U.S. holder makes a special election.

A second regime, the "mark-to-market" regime, may be elected so long as our ordinary shares are publicly traded. Pursuant to this regime, an electing U.S. holder's ordinary shares are marked-to-market each year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder's adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder's adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the ordinary shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the "excess distribution" regime. Under this regime, "excess distributions" are subject to special tax rules. An excess distribution is either (1) a distribution with respect to shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three years or such U.S. holder's holding period for our shares, or (2) 100% of the gain from the disposition of our shares (including gain deemed recognized if the ordinary shares are used as security for a loan).

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year, as well as amounts allocated to taxable years prior to the first year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to prior years of the U.S. holder during which we were a PFIC would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The U.S. holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A U.S. holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as "excess distributions" are subject to tax in the current year under the normal tax rules of the Code.

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who was not a nonresident alien and did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

We believe that in 2003 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a PFIC. In addition, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2004 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to "mark to market" the ordinary shares or to become subject to the "excess distribution" regime.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. holders of Ordinary Shares

Except as provided below, a non-U.S. holder of ordinary shares (except certain former U.S. citizens and long-term residents of the United States) will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on ordinary shares unless the payment is made through a paying agent, or an office of a paying agent, in the United States. Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 28% with respect to the payment within the United States of dividends on the ordinary shares unless the holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 28% on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a "U.S. related person," information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder's foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a "U.S. related person" is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a non-U.S. holder, or alternatively, the non-U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

F.    DIVIDENDS AND PAYING AGENTS

Not applicable.

G.    STATEMENTS BY EXPERTS

Not applicable.

H.    DOCUMENTS ON DISPLAY

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

I.    SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET                         RISK

Elscint on a consolidated basis analysis, in its normal course of business, is exposed to the following market risks:

1.    Exchange rate exposure

(a)    The main transactions and balances of companies in our hotel division, which are measured as autonomous entities, are denominated or linked to the functional currency of each company. As of December 31, 2003 and for the year then ended, the hotel division did not have any significant exchange rate exposure except for the division's operations in Romania.

Significant changes in the exchange rate between certain currencies in a given territory (e.g. Euro, GBP and others) is likely affect the respective prices of hotel services for overseas costumers. Such changes may result in a gap between price levels of services paid in different countries. As a result, the revenue might decrease and the revenues mix between geographic segments may also vary as a result of these currency fluctuations.

(b)    The functional currency of the Company and it's Israeli subsidiaries is the NIS. The Company has monetary assets and monetary liabilities, denominated in or linked to other currencies and is therefore exposed to a substantial fluctuation of the NIS, especially in relation to the U.S. dollar. The Company does not actively hedge against fluctuations of the NIS in relation to the U.S. dollar.

(c)    Exchange rate exposures may result in the Company being obliged to advance shareholders loans to its subsidiaries, using its own resources, while its allocated resources are retained in a different currency than that of the respective subsidiary. In order to avoid such a risk, the Company aims to hold its funds for such future investments in the same currency of the respective subsidiary's currency.

Further details about the Company's exchange rate exposure on net monetary assets/ liabilities and about the rate of exchange between the relevant main currencies, as of December 31, 2003, are set forth in Table 1, below.

2.    Exposure to the net investment value of foreign investees

The Company's subsidiaries that operate outside of Israel and which are considered autonomous entities prepare their financial statements in the currency of their country of residence, which is also their functional currency. Such financial statements were translated into the NIS, using the exchange rate prevailing as at the balance sheet date ("Closing rate"). Differences between (i) the investment (including monetary balances with a nature of investments) in the investees, measured in NIS, and (ii) Company's share in the shareholders' equity of these investees, determined and measured in their local currency (translated to the NIS using the closing rate) are charged directly to the Company's shareholders' equity ("cumulative foreign currency translation reserve").

The Company's exposure to fluctuations in exchange rates of foreign currencies, as mentioned above, in relation to the NIS, is reflected only by the value of the net investment in the autonomous entities (capital and shareholders' loans with a nature of investments). A decrease/increase in the value of foreign currencies of the autonomous entities in relation to the NIS (except for investments that are financed by bank loans denominated in the same currency of the investee's functional currency) may therefore have a negative/ positive impact on the Company's shareholders equity. The Company does not actively hedge against the exposure to the net investment value of foreign entities.

Further details about the Company's foreign currency exposure on net investment in foreign subsidiaries and about the rate of exchange between the relevant main currencies, as of December 31, 2003 — are set forth in Table I below.

In addition, the Company's exposure to the foregoing fluctuations has an impact on the extent of the assets, liabilities and operations of the autonomous companies, as reflected in the Company's financial statements, and on the date to date and period to period comparison of the Company's financial statements.

3.    Rate of Inflation

The Company and its subsidiaries (domestic and foreign) prepare their financial statements through December 31, 2003, in real terms, so that non-monetary items (e.g., investments in investees, fixed assets, other assets and share capital) are presented on the basis of cost as adjusted to the change in the CPI of each country of residence, while monetary items are presented at their nominal value. Therefore, any positive rate of inflation with respect to each reporting entity with an excess of monetary liabilities (which have been assumed in order to finance the construction and/or acquisition of non-monetary assets, mainly in the commercial and entertainment center and the hotel division) over monetary assets, has a positive impact on the results of operations of the Company. Any positive rate of inflation with respect to each reporting entity with an excess of monetary assets over liabilities, has a negative impact on the results of operations of the Company. The Company does not actively hedge against the fluctuations in the rate of inflation.

Two new accounting standards will be in effect as from January 1, 2004 in respect of (i) the cessation of adjustments of the financial statements for inflation and (ii) the effect of changes in foreign currency exchange rates. According to these standards, the Company is required to continue preparing the adjusted financial statements through December 31, 2003. The adjusted amount of non-monetary items presented in the balance sheet as of December 31, 2003 will serve as a basis for the financial nominal reporting commencing January 1, 2004. Management believes that, in some circumstances, the results of operations of the Company may be substantially affected by the implementation of the foregoing standards in comparison to the principles that are in effect through December 31, 2003.

Fluctuations in the rate of inflation may impact labor costs in circumstances where labor contracts are linked to domestic CPI, whether by mandatory rules or by union agreements. An increase in inflation could also result in an increase in the cost of our variable rate borrowings. Failure to adjust revenues of companies (especially in the hotel division) with the rate of inflation may result in a decrease in operating profits. This potential loss will be more clearly reflected as we change, commencing January 2004, our reporting method to the nominal basis (instead of adjusted basis). However, most of our leases, in the commercial centers and Arena's businesses contain provisions designed to partially mitigate the adverse impact of inflation. Most of our leases contain effective annual rent escalations (that are, indexed based on the Consumer Price Index). A portion of the lease agreements include conditions enabling us to receive percentage rents based on a tenant's gross sales above predetermined levels, which sales generally increase as prices rise. Accordingly, we do not believe that our earnings or cash flows from real estate operations (in the Arena's businesses) are subject to a significant economic risk of inflation (see also 9 below).

Further details about the rate of inflation and the Company's rate of inflation exposure on net monetary assets/liabilities, as at December 31, 2003, are set forth in Table I below.

4.    Interest rate risks

The Company and its subsidiaries finance some of their activities by means of credit in foreign currencies (mainly, in the U.S. dollars, in the Euro and in GBP) and maintain their monetary assets in bank deposits (mainly in the U.S. dollars). Part of the credit and the deposits are obtained or invested at fixed interest rates while most of the credit and deposits are obtained in or invested at variable rates (see Table III below). Changes in short term interest rates in the countries in which the Company operates affect its results of operations and its future cash flows. In general, the Company does not actively hedge against the impact of the interest rate risks on its monetary assets/liabilities. The Company limits in certain cases a part of these risks by using derivative financial instruments to manage or hedge interest rate risk, especially, on long term bank loans.

The Company is also subject to the risk the increases in long-term interest rates that may occur over a period of several years. This may decrease the overall value of its real estate.

Short-term interest rates influence, directly and indirectly. The business atmosphere, which itself is a significant factor in the leisure industries, due to high interest rates is depress corporate spending on which our revenues businesses highly depends.

5.    Credit risks

Cash, cash equivalents and bank deposits are maintained with reputable banks. In the hotel division and in Arena, services and sales are rendered to large numbers of customers and the Company is not significantly exposed to credit risks arising from dependence on any single customer. In relation to anchor tenants in the Arena, see "Item 3 — Key Information — Risk Factors — Risk Relating to the Arena".

The balance of long term receivables as of December 31, 2003 includes accrued income in the amount of NIS 5.2 million ($1.8 million) in respect of a hotel long term lease agreement (Note 7.A.), mainly, due to recognition of revenue received from operating lease fees, which are received gradually, by the straight line method over the term of the lease. Realization of this balance, substantially depends on the financial stability of the lessee in the long run (see also "Item 3 — Risk Factors").

6.    Marketable Securities

For information on composition of the short and long-term investment portfolio, see Note 4 and Note 7 to the financial statements included in Item 18. Such investments are exposed to market-price fluctuation.

7.    Venture capital investments

For information on exposures relating to venture capital investments, see "Item 3 — Risk Factors — Risks relating the our bio-technology investment.

8.    Rent income from the Arena

For information on risks relating to the market price of lease of spaces in Arena, see "Item 3 — Key Information — Risk Factors — Risk Relating to the Arena".

Our financial results are affected by general economic conditions in the markets in which our properties are located. An economic recession, or other adverse changes in general or local economic conditions, could result in the inability of some of our existing tenants to meet their lease obligations and could otherwise adversely affect our ability to attract or retain tenants.

9.    Land and real estate rates risk

Some of our real estate properties are subject to leases of land or buildings. Annual payments for those leasehold properties are linked to various real estate indexes. Prosperity of such real estate market may influence the level of those indexes and result in increasing annual payments. We are generally able to off set higher rental fees paid by us with greater revenues from our tenants.

10.    Fair value of financial instruments

The Company's and its subsidiaries' financial instruments include monetary assets (cash and cash equivalents, short and long-term deposits, trade accounts receivables, marketable securities as well as other receivables and current assets) and monetary liabilities (short-term borrowings, long-term liabilities, trade accounts payables as well as payables and other current liabilities). Due to the nature of the financial instruments included in working capital, their fair values approximates those presented in the balance sheet.

The fair value of long term trade accounts receivable, deposits and other long-term liabilities is ordinarily based on the present value of future receipts and disbursements, discounted by the interest rate applicable to the Company's lending or borrowing activities under similar terms as of the balance sheet date, and is not materially different from what is presented in the financial statements.

For information on the presentation of long-term balances not under market conditions, see Note 22A. to the financial statements included in Item 18.

The assets that were included in long term investments for which market values that differ from their carrying amounts are as follows:

	December 31, 2003
	NIS (millions)
	Carrying amount		Market value
Bucuresti (see note 20D to the financial statements)	187.0	(1)	24.3
Permanent investment in EMI's shares (see note 22B. to the financial statements)	40.3	(2)	26.4

(1)	Shares are traded on Bucarest stock exchange in Romania ("RASDAQ").

(2)	Shares are traded on Tel Aviv stock exchange in Israel and in the "NASDAQ".

Table I — Foreign Currency Risks

The table below provides information as at December 31, 2003 regarding the Company's financial assets and liabilities (including inter-company balances) denominated or linked to foreign currencies:

NIS (In millions)

Functional Currency(1)	Israeli Shekels (NIS)					British GB Pound Sterling (GB Pound )		Euro (Euro)				Romanian Lei (ROL)			Others (2)	Reconciliation for consolidation	Total
Linkage Currency(3)	$		Euro	GB Pound	Unlinked	Euro	Unlinked	$		GB Pound	Unlinked	$		Euro
Current Assets:
Cash and cash equivalents		56	—	26	2	—	4		—	—	9		—	—	1	—	98
Short term deposits and investments		141	—	—	6	—	10		—	—	4		2	—	2	—	165
Receivables and other current assets		1	—	—	13	—	13		—	—	18		—	—	3	—	48
		198	—	26	21	—	27		—	—	31		2	—	6	—	311
Long term investments and receivables:
Deposits, loans and receivables		4	—	—	4	—	5		22	—	4		—	—	1	—	40
Investments in investees and other companies: (3)
Shares		24	(255)	—	7	—	—		—	(44)	(12)		—	—	6	298	24
Loans		500	232	100	—	—	—		—	60	242		—	—	—	(1,134)	—
		528	(23)	100	11	—	5		22	16	234		—	—	7	(836)	64
Assets related to discontinuing operations		1	5	0	10	—	—		—	—	—		—		—	—	16
Total assets		727	(18)	126	42	—	32		22	16	265		2	—	13	(836)	391
Current liabilities:
Short term credit		30	2	38	1	—	1		—	—	—		128	—	—	207	407
Payables and other current liabilities		3	7	3	20	—	43		1	—	47		—	—	10	—	134
		33	9	41	21	—	44		1	—	47		128	—	10	207	541
Long term liabilities:
Loans and other long term liabilities:
Group companies		—	—	—	—	148	60		501	100	232		—	61	32	(1,134)	—
Others		193	194	43	10	—	485		—	—	119		—	—	4	(207)	841
		193	194	43	10	148	545		501	100	351		—	61	36	(1,341)	841
Liabilities related to discontinuing operations		75	7	—	—	—	—		—	—	—		—	—	—	—	82
Total liabilities		301	210	84	31	148	589		502	100	398		128	61	46	(1,134)	1,464
Total assets less total liabilities (5)		426	(228)	42	11	(148)	(557)		(480)	(84)	(133)		(126)	(61)	(33)	298	(1,073)

(1)	Adjusted to the CPI in the state of residence.

(2)	Includes balances of financial assets or financial liabilities that are denominated or linked to other currencies which do not exceed 5% of total financial assets or financial liabilities, respectively (on a consolidated basis).

(3)	As for investments in investees' shares — "linkage currency" means the functional currency of each investee. As for loans to investees, with nature of investment — "linkage currency" means the currency that the loan is denominated or linked to.

(4)	Primarily loans for financing an investment in an autonomous investee taken in the functional currency of the investees (for hedging, qualified hedges for accounting purposes). The effect of the exchange rates on these loans are charged directly to shareholders' equity and not to the statement of operations.

(5)	Comprised as follows:

Functional Currency (1)	Israeli Shekels (NIS)							British GB Pound Sterling (GB Pound)		Euro (Euro)				Romanian Lei (ROL)			Other (2)	Reconciliation for consolidation	Total
Linkage Currency(3)	$		Euro		GB Pound		Unlinked	Euro	Unlinked	$		GB Pound	Unlinked	$		Euro
Net monetary items(6)		(98)	(205	) (4)	(58	) (4)	4	—	(497)		21	—	(131)		(126)	—	(7)	—	(1,097)
Inter - company balances (loans with a nature of investment)(7)		500	232		100		—	(148)	(60)		(501)	(40)	10		—	(61)	(32)	—	—
Investments in investees' shares(7)		24	(255)		—		7	—	—		—	(44)	(12)		—	—	6	298	24
Total		426	(228)		42		11	(148)	(557)		(480)	(84)	(133)		(126)	(61)	(33)	298	(1,073)

(6)	The impact of exchange rates exposure and inflation adjustments exposure, on net monetary items, is charged directly to the statements of operations.

(7)	The impact of exchange rates exposure on these items is charged directly to the shareholders equity and not to the statements of operations.

(8)	Exchange rates:

Functional Currency	Israeli Shekels (NIS)				British GB Pound Sterling (GB Pound )	Euro (Euro)		1,000 Romanian Lei (ROL)
Linkage Currency	$		Euro	GB Pound	Euro	$		$
May 30, 2004		4.555	5.591	8.374	0.667		0.817		33.52
December 31, 2003		4.379	5.533	7.849	0.705		0.795		32.60
December 31, 2002		4.737	4.969	7.633	0.652		0.952		33.50

(9)    Changes in the CPI (%):

	Israel	Britain	Holland	Belgium	Hungary	Rumania
Period ended March 31, 2004	(0.10)	0.60	1.27	0.81	3.84	2.22
Year ended December 31, 2003	(1.88)	2.80	1.67	1.74	5.84	14.24
Year ended December 31, 2002	6.49	2.94	3.24	1.37	5.00	17.80
Year ended December 31, 2001	1.40	1.28	4.45	2.18	6.90	30.30

(10)    Changes in the exchange rates (%):

Functional Currency	Israeli Shekels (NIS)				British GB Pound Sterling (GB Pound)	Euro (Euro)		Romanian Lei (ROL)
Linkage Currency	$		Euro	GB Pound	Euro	$		$
Period ended May 30, 2004		4.02	1.05	6.67	(5.42)		2.82		2.85
Year ended December 31, 2003		(7.56)	11.34	2.83	8.17		(16.53)		(2.70)
Year ended December 31, 2002		7.27	27.18	19.27	6.71		(16.12)		6.01

Table II — Derivative contracts on foreign exchange rates

(1)    As for loans denominated in foreign currency obtained for the purpose of accounting hedging — see Table I comment (4) above.

(2)    Swap transaction — in order to hedge the risk on variable interest rate on a long term loan (through 2007) at the sum of 17 million. The fixed rate is 5.8% (annually).

Table III — Interest Risks

The following table presents a summary of balances classified according to interest rate, at December 31, 2003:

1.    Deposits and other long term loans — in NIS (millions)

Functional Currency	Linkage Currency	Interest Rate %	Repayment years
			1	2	3	4	Thereafter	Not yet determined	Total
EURO	U.S. dollar	(1)	—	—	7	—	—	16	23
EURO	EURO	3.9-4.9	—	—	—	—	—	7	7
S.A Rand	U.S. dollar	0.5	—	—	—	—	—	1	1
GB Pound	GB Pound	0.35	1	—	—	—	5	—	6
NIS	U.S. dollar	Libor+1.5-2	1	2	2	1	1	—	7
NIS	NIS	—	—	15	—	—	—	—	15
Total		—	2	17	9	1	6	24	59

(1)	A loan in the amount of NIS 7.3 million bears annual interest at a rate of LIBOR + 1%; A loan in the amount of NIS 14.7 million is convertible into ordinary shares. In the event that the Company decides not to convert the loan, the linkage, interest and repayment terms described above will apply also to that loan. See note 7A.(ii)b. to the financial statements included in item 18.

2.    Long term debts — in NIS (millions)

Functional Currency	Linkage Currency	Interest Rate %	Average interest rate (%)	Repayment years
				1		2		3	4	5	6 and thereafter	Total
EURO	EURO	Euro swap 1.2-1.4(1)	4.9	5		6		5	5	5	93	119
UK Pound Sterling	UK Pound Sterling	LIBOR + 1.4 -1.65	5.6	203	(3)	—		—	2	7	130	342
UK Pound Sterling	UK Pound Sterling	5.8%(2)	5.8	—		—		1	2	2	138	143
S.A. Rand	S.A. Rand	Prime-1	10.5	—		—		—	—	—	4	4
NIS	NIS	Prime +1	7.7	—		6		—	—	—	—	6
NIS	U.S. dollar	LIBOR +2.50-2.85	3.9	—		193	(4)	—	—	—	—	193
NIS	EURO	LIBOR +2.85	5.2	—		194	(4)	—	—	—	—	194
NIS	UK Pound Sterling	LIBOR +2.85	6.9	—		43		—	—	—	—	43
Total				208		442		6	9	14	365	1,044

(1)	In May 2004 the company entered into a swap transaction in order to hedge interest rate risk, by fixing the interest rate at 4.9%.

(2)	The interest on this loan has been fixed by a swap transaction.

(3)	See Note 11A.(ii) to the financial statements included in Item 18.

(4)	See Note 13D&E to the financial statements included in Item 18.

3.     Short term cash and deposits — see notes 3 and 4 to the financial statements included in Item 18.

4.    Short term loans — see Note 11 to the financial statements included in Item 18.

ITEM 12. — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

ITEM 13. — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. —	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

Part III

ITEM 15. — CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Our President, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our President and CFO as of December 31, 2003. Based on this evaluation, our President and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

(b) Internal Control Over Financial Reporting.

There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. — [RESERVED]

ITEM 16A. — AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Moshe Leon and Mr. Shmuel Peretz are "audit committee financial experts" as defined in Item 16A of Form 20-F. Mr. Moshe Leon and Mr. Shmuel Peretz as well as each of the other members of the Audit Committee are "independent directors" as defined in Item 16A of Form 20-F.

ITEM 16B. — CODE OF ETHICS

We are currently in the process of adopting a Code of Ethics and Business Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as all our other directors, officers and employees. The Code will be adopted within 90 days after the date of this report.

ITEM 16C. — PRINCIPAL ACCOUNTANT FEES AND SERVICES

On November 27, 2003, our Audit Committee and board of directors recommended to our shareholders to replace the current independent auditors of the Company, Somekh Chaikin, a member of KPMG International, with Brightman Almagor & Co., the Israeli member of Deloitte Touche Tohmatsu for the year ended December 31, 2003, and to authorize our Audit Committee and board of directors to determine the auditors remuneration in accordance with the volume and nature of their services to the Company. Such engagement was approved by our shareholders on December 30, 2003.

The following table presents the aggregate fees for professional services rendered by KPMG to us in 2002:

Year Ended December 31, 2002 (NIS Thousands)
Audit Fees	1,435
Audit-Related Fees	—
Tax Fees	—
All Other Fees	193
Total	1,628

The following table presents the aggregate fees for professional services rendered by Deloitte Touche Tohmatsu to us in 2003:

Year Ended December 31, 2003 (NIS Thousands)
Audit Fees	1,100
Audit-Related Fees	—
Tax Fees	97
All Other Fees	—
Total	1,197

"Audit Fees" are the aggregate fees billed (for the year) for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are normally provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are the aggregate fees billed (for the year) for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

"Tax Fees" are the aggregate fees billed (in the year) for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax planning.

ITEM 16D. —	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. —	PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 17. — FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. — FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. — EXHIBITS

1.1(1)	Memorandum of Association
1.2(1)	Articles of Association
1.3^(2)	Notice dated October 10, 2000 sent by the Registrant to the Israeli Companies Registrar with respect to an amendment to the Articles of Association.
4.1(3)	Loan agreement among, inter alia, Depfa Bank AG, Victoria Hotel C.V. and Utrecht Victoria Hotel B.V. dated March 24, 1999.
4.2(3)	Management agreement between Victoria Hotel C.V. and Park Plaza Hotel Europe, Ltd. (previously Prestige Hotels International Ltd.) dated October 4, 1993.
4.3(3)	Management support and sub-license agreement between Astrid Park Plaza N.V. and Park Plaza Hotels Europe Ltd. dated April 15, 1997.
4.4(2)	Loan agreement dated December 21, 2000 with Bank Hapoalim B.M. with respect to the financing of the Victoria Park Plaza Hotel.
4.5^(2)	Loan facility agreement dated October 23, 2000 between the Registrant and Bank Hapoalim B.M. with respect to a $110 million line of credit.
4.6(*)	Asset Purchase and Sale Agreement dated November 13, 2002 by and among Elscint Ltd., Sanmina - Sci Corporation and Sanmina-Sci Israel Medical Systems Ltd. for the sale of the Company's factory in Ma'alot.
4.7(*)	Lease Agreement dated January 6, 2003 between Euston Road Hotel Limited and Accor SA for a long term lease of the hotel property located on Euston Road in London, England (previously Bernard Shaw Park Plaza) for a period of 25 years.
4.8^(2)	Development agreement dated December 17, 2000 with the Israeli Land Administration with respect to the Monfort Project.
4.9^(4)	Agreement dated April 14, 2002 between SLS Sails Ltd. and C.D.P.M. Kft. for the completion of the construction works of the Arena.
8.1(*)	List of subsidiaries.
12.1(*)	Certification of the President of the Registrant pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2(*)	Certification of CFO of the Registrant pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1(*)	Certification of President of the Registrant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2(*)	Certification of CFO of the Registrant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed as an exhibit to Elscint's Registration Statement on Form F-1, file No. 33-43258, filed with the SEC on October 8, 1991 and incorporated by reference herein.

(2)	Previously filed as an exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2000, file No. 2-44872, filed with the SEC on July 10, 2001 and incorporated by reference herein.

(3)	Previously filed as an Exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 1999, file No. 2-44872, filed with the SEC on June 2, 2000 and incorporated by reference herein.

(4)	Previously filed as an exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2001, file No. 2-44872, filed with the SEC on June 28, 2002 and incorporated by reference herein.

^	Translation from Hebrew.

(*)	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on it behalf.

By: /s/ Rachel Lavine Name: Rachel Lavine Title: President

Date: June 30, 2003

EXHIBIT INDEX

1.1(1)	Memorandum of Association
1.2(1)	Articles of Association
1.3^(2)	Notice dated October 10, 2000 sent by the Registrant to the Israeli Companies Registrar with respect to an amendment to the Articles of Association.
4.1(3)	Loan agreement among, inter alia, Depfa Bank AG, Victoria Hotel C.V. and Utrecht Victoria Hotel B.V. dated March 24, 1999.
4.2(3)	Management agreement between Victoria Hotel C.V. and Park Plaza Hotel Europe, Ltd. (previously Prestige Hotels International Ltd.) dated October 4, 1993.
4.3(3)	Management support and sub-license agreement between Astrid Park Plaza N.V. and Park Plaza Hotels Europe Ltd. dated April 15, 1997.
4.4(2)	Loan agreement dated December 21, 2000 with Bank Hapoalim B.M. with respect to the financing of the Victoria Park Plaza Hotel.
4.5^(2)	Loan facility agreement dated October 23, 2000 between the Registrant and Bank Hapoalim B.M. with respect to a $110 million line of credit.
4.6(*)	Asset Purchase and Sale Agreement dated November 13, 2002 by and among Elscint Ltd., Sanmina - Sci Corporation and Sanmina-Sci Israel Medical Systems Ltd. for the sale of the Company's factory in Ma'alot.
4.7(*)	Lease Agreement dated January 6, 2003 between Euston Road Hotel Limited and Accor SA for a long term lease of the hotel property located on Euston Road in London, England (previously Bernard Shaw Park Plaza) for a period of 25 years.
4.8^(2)	Development agreement dated December 17, 2000 with the Israeli Land Administration with respect to the Monfort Project.
4.9^(4)	Agreement dated April 14, 2002 between SLS Sails Ltd. and C.D.P.M. Kft. for the completion of the construction works of the Arena.
8.1(*)	List of subsidiaries.
12.1(*)	Certification of the President of the Registrant pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2(*)	Certification of CFO of the Registrant pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1(*)	Certification of President of the Registrant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2(*)	Certification of CFO of the Registrant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed as an exhibit to Elscint's Registration Statement on Form F-1, file No. 33-43258, filed with the SEC on October 8, 1991 and incorporated by reference herein.

(2)	Previously filed as an exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2000, file No. 2-44872, filed with the SEC on July 10, 2001 and incorporated by reference herein.

(3)	Previously filed as an Exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 1999, file No. 2-44872, filed with the SEC on June 2, 2000 and incorporated by reference herein.

(4)	Previously filed as an exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2001, file No. 2-44872, filed with the SEC on June 28, 2002 and incorporated by reference herein.

^	Translation from Hebrew.

(*)	Filed herewith

Elscint LTD
Consolidated Financial Statements
As Of December 31, 2003

Elscint Limited

Financial Statements as of December 31, 2003

Contents	Page
Independent Auditors' Reports	F-2-4
Consolidated Balance Sheets	F-5-6
Consolidated Statements of Operations	F-7-8
Consolidated Statements of Shareholders' Equity	F-9
Consolidated Statements of Cash Flows	F-10-13
Notes to the Consolidated Financial Statements	F-14-81
Appendix	F-82
Other Independent Auditors' Reports	F-83-110

Independent Auditors' Report To the Shareholders of Elscint Limited

We have audited the accompanying consolidated balance sheets of Elscint Limited ("the Company") and its subsidiaries as of December 31, 2003, and the related consolidated statements of operations, shareholders' equity and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain fully and proportionately consolidated subsidiaries, whose assets constitute 2% of the total consolidated assets and whose revenues constitute 8% of the total consolidated revenues as of December 31, 2003 and for the year then ended. We also did not audit the financial statements of an affiliate accounted for by use of the equity method. The Company's equity of NIS 24.3 million in that affiliate's net assets as of December 31, 2003 and of NIS 7 million in that affiliate's net loss for the year then ended, are included in the accompanying financial statements. The financial statements of those fully and proportionately consolidated subsidiaries and the affiliate which were prepared in accordance with International Accounting Standards or accounting principles generally accepted in the United States of America, were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts included for those companies, before conversion to generally accepted accounting principles in Israel and in the United States of America, is based solely on the reports of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Such standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit (which included procedures relating to the adjustments to convert information for those companies referred to above, as reported under International Accounting Standards or accounting principles generally accepted in the United States of America, to amounts reported under generally accepted accounting principles in Israel and in the United States of America) provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2003 and the results of their operations, their changes in shareholders' equity and their cash flows for the year then ended in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the financial statements.

As described in Note 2A, the above mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

As described in Note 16B, claims have been filed against the Company, and for some of those claims, petitions have been filed to the court for approval as representative claims.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
Member firm of Deloitte Touche Tohmatsu

Tel Aviv, April 1, 2004

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF B.E.A. HOTELS N.V.

INTRODUCTION

We have audited the accompanying balance sheets of B.E.A. Hotels N.V. ("the Company") as of December 31, 2003 and 2002 and the statements of income and the statements of changes in shareholders' equity of the company for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

We conducted our audit in accordance with International Standards of Auditing and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management of the company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations for each of the three years in the period ended December 31, 2003, in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, March 31, 2004

/s/
M A Z A R S     P A A R D E K O O P E R     H O F F M A N

Drs. J.D.G. Noach RA	F.D.N. Walta RA

SHERLOCK HOLMES PARK PLAZA LIMITED

Independent auditor's report for the year ended 31 December 2003

To the Members of Sherlock Holmes Park Plaza Hotel Limited

We have audited the accompanying balance sheets of Sherlock Holmes Park Plaza Operator Limited ("the Company") as of December 31, 2003 and the statements of income and the statements of changes in shareholders' equity and the statements of cash flow of the company for the year ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. The comparative figures as at December 31, 2002 and for the years ended December 31, 2002 and 2001 were audited by other auditors whose qualified report in respect of omission of cash flow report was issued on March 31, 2003.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management of the company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Basis of audit opinion

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of operations and changes in shareholders equity and cash flows of the Company for the year ended December 31, 2003, in conformity with International Financial Reporting Standards.

/s/
MAZARS
Chartered Accountants and Registered Auditors

Luton, England

Date: 29th March 2004

Elscint Limited

Consolidated Balance Sheets As Of

Adjusted to the NIS as of December 2003

				Convenience translation (Note 2A)
		December 31, 2003	December 31, 2002	December 31, 2003
	Note	Adjusted NIS (thousands)		U.S.$ (thousands)
ASSETS
Current Assets
Cash and cash equivalents	3	98,460	91,200	22,485
Short-term investments and deposits	4	164,571	154,536	37,582
Accounts receivable — trade, net	5	17,419	18,646	3,978
Other accounts receivable and prepaid expenses	6	30,432	21,347	6,950
Hotel inventories		2,865	3,050	654
		313,747	288,779	71,649
Long-Term Accounts Receivables And Investments
Investments, loans and long-term receivables, net	7	79,791	345,836	18,221
Investments in affiliated company	8	24,340	31,897	5,558
		104,131	377,733	23,779
Fixed assets, net	9	2,003,427	1,606,786	457,508
Other assets, net	10	10,916	12,003	2,493
Assets related to discontinuing operations	21	16,228	111,983	3,706
		2,448,449	2,397,284	559,135

The accompanying notes are an integral part of the financial statements.

Elscint Limited

Consolidated Balance Sheets As Of

Adjusted to the NIS as of December 2003

				Convenience Translation (Note 2A)
		December 31, 2003	December 31, 2002	December 31, 2003
	Note	Adjusted NIS (thousands)		U.S.$ (thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Short-term credit	11	407,599	522,241	93,080
Accounts payable — trade		56,749	*45,025	12,959
Accrued liabilities	12	76,955	*63,116	17,574
		541,303	630,382	123,613
Long-Term Liabilities
Loans and other long-term liabilities	13	850,002	626,765	194,109
Liability for employee severance benefits, net	14	468	503	107
		850,470	627,268	194,216

Liabilities related to discontinuing operations	21	82,217	108,469	18,775
Minority interest		28,261	29,011	6,454
Commitments, contingencies and liens on assets	16
Shareholders' equity	17	946,198	1,002,154	216,077
		2,448,449	2,397,284	559,135

*	Reclassified

        /s/ A.R. Goren

A.R. Goren
Chairman of the Board of Directors

        /s/ Rachel Lavine

R. Lavine
President

Date: April 1, 2004

The accompanying notes are an integral part of the financial statements.

Elscint Limited

Consolidated Statements Of Operations

Adjusted to the NIS as of December 2003

					Convenience translation (Note 2A)
		Year ended December 31,			December 31,
		2003	2002	2001	2003
	Note	Adjusted NIS (thousands)			U.S.$ (thousands)
Revenues
Hotels operations and management	18A	189,205	206,679	139,223	43,207
Hotel leasing		13,495	—	—	3,082
Commercial and entertainment center		20,106	—	—	4,592
Long-term contracts		—	1,509	10,028	—
		222,806	208,188	149,251	50,881
Cost of revenues
Hotels operations and management	18B	128,301	133,207	95,851	29,299
Hotel leasing	18C	3,510	—	—	802
Commercial and entertainment center	18D	21,975	—	—	5,018
Long-term contracts	18E	—	1,392	7,311	—
		153,786	134,599	103,162	35,119
Gross profit		69,020	73,589	46,089	15,762
Hotels' depreciation, amortization and operating expenses	18F	50,432	61,503	31,550	11,517
Initiation expenses, net		4,303	1,773	3,960	982
Selling and marketing expenses	18G	8,948	—	—	2,043
General and administrative expenses	18H	29,355	31,574	25,790	6,704
Operating loss		(24,018)	(21,261)	(15,211)	(5,484)
Finance (expenses) income, net	18I	(41,262)	12,805	65,093	(9,423)
Other expenses, net	18J	(16,176)	(21,502)	(13,114)	(3,694)
(Loss) income before income taxes		(81,456)	(29,958)	36,768	(18,601)
Income taxes (tax benefits)	15	(8,384)	(5,221)	5,383	(1,915)
(Loss) income after income taxes		(73,072)	(24,737)	31,385	(16,686)
The Company's share in loss of affiliated companies		(7,019)	(2,847)	(9,712)	(1,603)
Minority interest in loss of a subsidiary, net		746	879	1,288	170
Net (loss) income from continuing operations		(79,345)	(26,705)	22,961	(18,119)
Net income from discontinuing operations	21	12,972	88,983	33,935	2,962
Net (loss) income		(66,373)	62,278	56,896	(15,157)

The accompanying notes are an integral part of the financial statements.

Elscint Limited

Consolidated Statements Of Operations

Adjusted to the NIS as of December 2003

							Convenience translation (Note 2A)
		Year ended December 31,					December 31,
		2003		2002	2001		2003
	Note	Adjusted NIS					U.S.$
Basic (loss) earnings per ordinary share (NIS 0.05 par value) from:	18K
Continuing operations		(4.75)		(1.60)	1.37		(1.08)
Discontinuing operation		0.78		5.33	2.03		0.18
		(3.97)		3.73	3.40		(0.90)
Diluted (loss) earnings per ordinary share (NIS 0.05 par value) from:
Continuing operations		(	*)	(1.66)	(	*)	( *)
Discontinuing operation		(	*)	5.10	(	*)	( *)
				3.44

(*)	Anti dilutive

Elscint Limited

Consolidated Statements Of Shareholders' Equity

Adjusted to the NIS as of December 2003

	Share capital	Capital surplus	Cumulative foreign currency translation adjustments	Retained earnings	Loan to recipients for purchase of Company's incentive shares	Total shareholders' equity
	Adjusted NIS (thousands)
Balance at January 1, 2001	5,270	709,640	(12,468)	216,136	—	918,578
Net income for the year	—	—	—	56,896	—	56,896
Issuance of incentive shares	40	12,709	—	—	(12,749)	—
Foreign currency translation adjustments	—	—	15,814	—	—	15,814
Balance at December 31, 2001	5,310	722,349	3,346	273,032	(12,749)	991,288
Net income for the year	—	—	—	62,278	—	62,278
Incentive shares returned to pool	(2)	(693)	—	—	695	—
Erosion net of interest on loan to recipients	(3)	(74)	—	—	77	—
Dividend *	—	—	—	(86,154)	—	(86,154)
Foreign currency translation adjustments	—	—	34,742	—	—	34,742
Balance at December 31, 2002	5,305	721,582	38,088	249,156	(11,977)	1,002,154
Loss for the year	—	—	—	(66,373)	—	(66,373)
Incentive shares returned to pool	—	(220)	—	—	220	—
Erosion net of interest on loan to recipients	—	975	—	—	(975)	—
Foreign currency translation adjustments	—	—	10,417	—	—	10,417
Balance at December 31, 2003	5,305	722,337	48,505	182,783	(12,732)	946,198

*	Not including dividend in the amount of NIS 3,268 thousand, in respect of incentive shares, which was recorded as an expense in the statement of operations.

The accompanying notes are an integral part of the financial statements.

Elscint Limited

Consolidated Statements Of Cash Flows

Adjusted to the NIS as of December 2003

	Year ended December 31,			Convenience translation (Note 2A)
	2003	2002	2001	December 31, 2003
	Adjusted NIS (thousands)			U.S.$ (thousands)
Cash flows from operating activities:
Net (loss) income	(66,373)	62,278	56,896	(15,157)
Adjustments to reconcile net income to net cash provided by (used in) operating activities from continuing operations (A)	61,233	(58,524)	(33,876)	13,983
Net cash (used in) provided by operating activities from continuing operations	(5,140)	3,754	23,020	(1,174)
Net cash (used in) provided by operating activities from discontinuing operation	(12,246)	24,135	15,901	(2,796)
Net cash (used in) provided by operating activities	(17,386)	27,889	38,921	(3,970)
Cash flows from investing activities:
Proceeds from sale of affiliated company	—	—	21,828	—
Proceeds from sale of fixed assets	1,646	396	508	376
Purchase of fixed assets and other assets	(416,997)	(173,328)	(204,392)	(95,226)
Purchase of venture capital investment	—	(4,790)	(22,832)	—
Proceeds from sale of long-term investments and loans	274,720	3,393	2,575	62,736
Proceeds from short-term investments, net	(16,297)	1,872	99,297	(3,722)
Purchase of long-term investments and loans	(6,647)	(670)	(46,606)	(1,518)
Purchase of investment on cost basis	—	—	(25,635)	—
Decrease of holding in a proportional consolidated subsidiary	(738)	—	—	(169)
Purchase of the minority shares in a subsidiary company	(1,206)	—	—	(275)
Proceeds from investment in a subsidiary company (B)	—	—	3,532	—
Net cash used in investing activities from continuing operations	(165,519)	(173,127)	(171,725)	(37,798)
Net cash provided by (used in) investing activities from discontinuing operation	94,720	(2,359)	119,303	21,630
Net cash used in investing activities	(70,799)	(175,486)	(52,422)	(16,168)
Cash flows from financing activities:
Proceeds from long-term debts	364,868	4,588	81,516	83,322
Payments of long-term debt	(323,953)	(141,106)	(8,259)	(73,979)
Dividend Distributed	—	(86,154)	—	—
Issuance of shares to minority in a subsidiary company	—	545	—	—
Change in short-term credits, net	53,073	170,371	(58,675)	12,120
Net cash provided by (used in) financing activities from continuing operations	93,988	(51,756)	14,582	21,463
Net effect of exchange rate changes on cash	1,457	2,185	3,047	333
Net increase (decrease) in cash and cash equivalents	7,260	(197,168)	4,128	1,658
Cash and cash equivalents at beginning of year	91,200	288,368	284,240	20,827
Cash and cash equivalents at end of year	98,460	91,200	288,368	22,485

The accompanying notes are an integral part of the financial statements.

Elscint Limited

Consolidated Statements Of Cash Flows

Adjusted to the NIS as of December 2003

	Year ended December 31,			Convenience translation (Note 2A)
	2003	2002	2001	December 31, 2003
	Adjusted NIS (thousands)			U.S.$ (thousands)
(A) Adjustments to reconcile net income to net cash from continuing operations:
Income and expenses not involving cash flow:
Discontinuing operation	(12,972)	(88,983)	(33,935)	(2,962)
Depreciation and amortization	54,033	37,884	21,558	12,338
Impairment of long lived assets	42,557	16,019	—	9,718
The Company's share in loss of affiliated companies	7,019	2,847	9,712	1,603
Decrease in value of investments and loans not of a temporary nature	1,155	3,936	12,759	264
Capital loss from sale of fixed assets	1,012	168	473	231
Capital gain from sale of Algotech shares	(24,712)	—	—	(5,643)
Exchange differences on investments and loans, net	3,445	(21,973)	(43,315)	787
Gain from realization of monetary balances of capital nature	(5,831)	—	—	(1,332)
Changes in liability for employee severance benefits, net	(80)	82	(287)	(18)
(Profit) loss from evaluation of marketable securities	(781)	467	(596)	(178)
Changes in deferred income taxes, net	(9,316)	(5,656)	71	(2,127)
Minority interest in loss of a subsidiary, net	(746)	(879)	(1,288)	(170)
Changes in assets and liabilities:
Decrease (increase) in:
Accounts receivable — trade, net	3,424	(1,266)	2,316	782
Other accounts receivable and prepaid expenses	(3,081)	(5,819)	1,381	(704)
Long term receivables	(5,113)	—	—	(1,168)
Hotel inventories	532	890	(77)	121
Increase (decrease) in:
Accounts payable — trade	5,369	(1,838)	227	1,226
Accrued liabilities	3,891	5,261	7,153	889
Advance from customer in respect of project in progress, net	—	(1,509)	(10,028)	—
Deposits from renters	1,428	1,845	—	326
	61,233	(58,524)	(33,876)	13,983

The accompanying notes are an integral part of the financial statements.

Elscint Limited

Consolidated Statements Of Cash Flows

Adjusted to the NIS as of December 2003

(B)    Acquisition of initially-consolidated subsidiary

In April 2001, the Company, through its wholly-owned subsidiary, achieved actual control in Bucuresti (until that date the investment in Bucuresti was presented on cost basis).

Assets and liabilities of the subsidiary company at the date of initial consolidation are as follows:

Adjusted NIS (thousands)
Deficit in working capital (excluding cash), net	805
Investments on cost basis	129,719
Fixed assets, net	(166,381)
Deferred income tax liability	13,111
Minority interest	26,278
3,532

The accompanying notes are an integral part of the financial statements.

Elscint Limited

Consolidated Statements Of Cash Flows

Adjusted to the NIS as of December 2003

	Year ended December 31,			Convenience translation (Note 2A)
	2003	2002	2001	December 31, 2003
	Adjusted NIS (thousands)			U.S.$ (thousands)
(C) Supplemental schedule of non-cash transactions and investing activities
Purchase of fixed assets against increase in accounts payable	35,615	34,314	13,783	8,133
Purchase of other assets against increase in accounts payable	449	1,226	—	103
Sale of affiliated company against decrease in accrued liability	—	—	13,130	—
Investment grant receivable in respect of fixed assets	—	5,265	—	—
Purchase of venture capital investments shares against disposal of long term loan	—	2,949	—	—
Deposits from renters against increase in accounts receivable	—	203	—	—

The accompanying notes are an integral part of the financial statements.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 1 — General

A.	The Company and its subsidiaries are engaged, directly and through its investees, in Israel and abroad, in the following areas:

•	Ownership, management and operation of hotels, mainly through the Park Plaza network, primarily in major European cities.

•	Ownership, management and operation of an entertainment and commercial center at the Herzliya Marina – Israel.

•	Investment in Bio Medical field.

Through December 31, 2002 the company was engaged in manufacturing of assemblies and subassemblies (mainly for medical imaging equipment). As for the discontinuing operation of this segment and its sale to third party at the end of 2002 — See Note 21.

B.	The shares of the Company are registered for trade on the New York Stock Exchange.

C.	Definitions

(1)	The Company — Elscint Ltd. and its investee companies.

(2)	Subsidiaries — companies in which the Company holds more than 50% of the voting rights or of the rights to appoint directors (other than cases in which control is deemed temporary).

(3)	Proportionately consolidated subsidiaries — companies and joint ventures (including partnerships) held by the Company, together with other entities, among which there is a contractual agreement for joint control, according to which resolutions vital to the joint venture are to be made jointly and with the consent of all shareholders and whose financial statements are (directly or indirectly) consolidated with those of the Company by the proportionate consolidation method.

(4)	Affiliates — companies in which the Company's (direct or indirect) rights entitle it to exercise significant influence on their financial and operating policies and which have been included on the basis of the equity method, in accordance with the principles established by Opinion No. 68 of the Institute of Certified Public Accountants in Israel ("ICPAI") and which are not fully or proportionately consolidated.

(5)	Investee companies — consolidated subsidiaries, proportionately consolidated subsidiaries, and affiliates. Major investee companies are presented in the appendix to the financial statements.

(6)	Venture capital investments — companies, which at the time of the Company's investment therein, are mainly engaged in R&D of new knowledge-intensive products or products in progress. The investment in these companies involves above-average risk and at least 90% of their financing originates from shareholders capital, support of government agencies or investment grants.

(7)	Parent company — Elbit Medical Imaging Ltd. ("EMI").

(8)	Europe-Israel group — Europe Israel (M.M.S.) Ltd. ("EIL"), the controlling party in EMI, and its investee companies.

(9)	Control Centers — Control Centers Ltd., the controlling party in EIL.

(10)	Control Centers group — Control Centers and its investee companies.

(11)	Related parties — as defined in Opinion No. 29 of the ICPAI, including interested parties as defined in the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 1 — General (Continued)

(12)	B.H. — Bea Hotels N.V., a company incorporated in Holland, which holds the hotel division.

Note 2 — Significant Accounting Policies

A.	Financial statements in adjusted value

(1)	General

The financial statements are presented on the basis of the historical-cost convention in New Israeli Shekels ("NIS") of constant purchasing power (NIS of December 2003) ("Adjusted Financial Statements") in accordance with Israeli GAAP.

The Company maintains its accounting records on a current basis in nominal NIS, which have been adjusted to NIS of constant purchasing power in accordance with Opinion No. 36 of the ICPAI on the basis of the changes in the Israeli consumers-price index ("CPI"). Comparative figures for the previous periods have been adjusted to NIS of December 2003.

The term "cost" in the financial statements refers to adjusted cost, unless otherwise stated.

As for accounting standard, which deal with the cessation of the financial statements adjustment to the CPI, commencing January 1, 2004 — See note item T (1) below.

The adjusted financial statements as of December 31, 2003 and for the year then ended have been translated into U.S. dollar using the representative exchange rate as of that date (U.S.$ = NIS 4.379). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

(2)	Principles of adjustments

Balance sheet

The balance-sheet items have been adjusted as follows:

Non-monetary items have been adjusted according to the changes in the CPI from date of acquisition up to the balance-sheet date.

Monetary items (representing amounts receivable or payable at stated values or reflecting realizable values) are presented in the balance sheet at their nominal values.

The value of investments in investee companies and minority interest in consolidated subsidiaries have been determined on the basis of the adjusted financial statements of those companies.

The adjusted amounts of non-monetary assets do not necessarily represent realizable or real economic value, but only the original values adjusted for the changes in the purchasing power of the currency.

Statement of operations

The components of the statement of operations have been adjusted as follows:

Income and expenses, other than those stemming from non-monetary items and except for financing, have been adjusted, on a monthly basis at the time the related transactions were carried out up to the balance sheet date, based on the changes in the CPI.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 2 — Significant Accounting Policies (Continued)

Income and expenses stemming from non-monetary items (such as depreciation and amortization) and the items relating to balance sheet accruals have been adjusted on the basis of specific indices concurrent to the adjustment of the corresponding balance-sheet item.

The erosion of tax advances is included in current income taxes.

The Company's share in earnings of affiliated companies, as well as the minority interest in the results of subsidiaries of investee companies are determined on the basis of their financial statements.

Net financing reflects financial expenses, net of financial income in real terms (such as interest on loans and short-term borrowings) as well as the inflationary erosion of monetary items stemming from transactions included in the statement of operations and gains or losses from marketable securities.

Foreign Investee companies

(a)	Investee companies operating mainly abroad and constituting "autonomous entities" prepare their financial statements in accordance with the principles established in Opinion No. 36 of the ICPAI in the currency of their country of residence. The financial statements of these companies were translated to the reporting currency of the company holding the investment, subsequent to their adjustment to the CPI in their country of residence, according to the exchange rate in effect on the balance-sheet date.

Differences arising between the adjustment of the Company's investment amount in the investees (including monetary balances of a capital nature) on the basis of the changes in the CPI, of the country of the company holding the investment and the adjustment of the Company's share in the shareholders' equity of these investees, based on the changes in the exchange rate of the local currency against the reporting currency of the company holding the investment after adjustment to its local CPI, are included in "foreign currency translation adjustments" in shareholders' equity. Differences arising from loans in foreign currency used for the financing of investments in foreign autonomous entities as well as income taxes relating to such differences have also been included in that component of shareholders' equity.

Upon the realization of an autonomous unit, in whole or in part (including realization as a result of a decline in holding percentage arising from the issuance of shares to a third party or through the repayment of investment-type monetary balances), accumulated translation adjustments relating to the realized investment are released to the statement of operations as other income.

As for the realization of capital reserves arising from translation adjustments due to a decline in the fair value of investments through December 31, 2002 — see item S below.

(b)	Investee companies operating outside Israel and constituting an extension of the Company as defined in Opinion No. 36 of the ICPAI prepare their financial statements in their local currency. The financial statements of these companies were translated to NIS, with non-monetary balance-sheet items translated by historical exchange rates and then adjusted to changes in the CPI. Monetary balance-sheet items were adjusted on the basis of the exchange rate in effect on the balance-sheet

Elscint Limited

Notes to the Consolidated Financial Statements

Note 2 — Significant Accounting Policies (Continued)

date. The statement-of-operations items were adjusted from date of transaction to the CPI. Differences arising from these translations are included in financial expenses.

B.	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its subsidiaries. The results of operations of subsidiaries are included from their date of incorporation or proximate to the date of acquisition by the Company, as applicable, until the balance-sheet date, or date of sale (or transfer to liquidator), if earlier.

In accordance with the principles set forth in Opinion No. 57 of the ICPAI, the assets, liabilities and operations of jointly controlled companies and ventures have been included on the basis of the proportionate-consolidation method.

The amounts from the financial statements of subsidiaries were included upon consolidation after taking into account the necessary adjustments in order for them to comply with the group financial accounting policies.

Material inter-company balances and transactions among the group companies have been eliminated in the consolidation.

Profits from transactions among Group companies, the results of which are attributable to assets, which at the respective balance-sheet date had not been realized in third-party transactions, were eliminated in consolidation.

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

E.	Allowance for doubtful debts

The allowance has been determined on specific balances, the collection of which, in the opinion of management, is doubtful.

F.	Hotel inventories

Hotel inventory is stated at the lower of cost or market value. Cost is determined by the first-in first-out ("FIFO") method.

G.	Investments in investee companies

Investments in investees are presented by the equity method.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 2 — Significant Accounting Policies (Continued)

In circumstances where the Company's ownership in an investee is in the form of preferred securities or other senior securities, the Company recognizes equity method losses based on the ownership level of the particular investee securities or loans extended by the Company to which the equity method losses are being applied.

The excess of the investment's cost over the Company's share in the fair value of the investees' net identified assets at acquisition or upon the change from the cost method to the equity method, as applicable, is recorded as goodwill and amortized over its estimated economic benefit period, (generally 10 years). See also Note 2 (T)(3).

The decrease in the fair value of the investment in an autonomous investee is recorded, as from January 1, 2003 (effective date of Standard No. 15 — See item S. below), to the statement of operations, as incurred. Until December 31, 2002, a decline in value of an investment (other than temporary decline) was charged directly against any credit balance of foreign currency translation adjustments previously recorded in respect of that investment. The amount of the required provision in excess of the foreign currency translation adjustment was charged to operations. If the foreign currency translation adjustments were reflected by a debit balance, they were charged to operations together with the provision for the decline in the investment's value.

A gain from share issuance to a third party by a development stage investee company has been recorded as deferred income and charged to operations, at the higher of: (i) straight-line amortization over three years; or (ii) the Company's share in loss of investee's on an aggregated basis.

H.	Venture—capital investment

Investments of consolidated subsidiaries constituting venture-capital funds in "venture-capital investments", as defined by Standard No. 1 of the Israeli Accounting Standards Board ("IASB"), have been included on the basis of cost, which, in the opinion of management, does not exceed their fair value.

I.	Fixed assets

(1)	The assets are stated at cost, net of related investment grants.

(2)	The cost of the land and building construction includes costs in respect of which the Company's commitment had becoming binding up to each financial statement date (i.e., all major conditions required for the conclusion of the commitment and its implementation had been fulfilled) and its amount determined. Amounts not yet paid by the balance-sheet date are, therefore, presented as a liability.

(3)	Improvements and renovations are capitalized. Maintenance and repair expenses are charged to operations as incurred.

(4)	Financial expenses in real (non-inflationary) terms, in respect of borrowings used for acquisition or construction (including the acquisition of the related land) as well as direct supervision and construction costs incurred in the pre-operating period, have been capitalized to the cost of the buildings. As for the capitalization of borrowing costs — See item N below.

(5)	Fixed assets, acquired from companies that are controlling shareholders of the Company, are included according to their adjusted value on the books of the transferring companies immediately prior to acquisition, in accordance with the Securities Regulations (Presentation of Transactions Between a Company and its Controlling Party in the Financial Statements), 1996.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 2 — Significant Accounting Policies (Continued)

(6)	Depreciation is computed by the straight-line method at annual rates considered sufficient to depreciate the assets over their useful lives. Leasehold improvements are amortized over the estimated useful period, which does not exceed the leasing period. Annual depreciation rates follow:

%
Freehold Land	0
Leasehold land	Over leasing period
Hotels	1.5
Commercial center	2
Buildings	2 - 2.5
Hotels and commercial center operating systems	7 (average)
Other fixed assets (*)	6 - 33 (mainly 10-20)

(*) Furniture, equipment, electronic equipment, leasehold improvements, vehicles and computers

J.	Other assets and deferred expenses

(1)	Pre-opening expenses

Pre-opening expenses of a hotel (mainly — employee training, testing of hotel systems and preparation of the hotel for opening) are stated at cost and are amortized over a three-year period from commencement of full scale operations.

(2)	Project development costs

Operating costs relating to initiation activities (prior to the finalization of the investment or land acquisition, etc.) are capitalized as incurred, when an investment or a property acquisition transaction is reasonably foreseen, and are charged to the cost of the investment or the real estate project upon the investment or acquisition. If the transaction is not probable to materialize or when the expected economic benefit of these costs is doubtful, these costs are charged to the statements of operations.

(3)	Expenses for obtaining loans

Includes costs related to refinancing loans, which in effect constitutes an extension of the previous loans (including costs deriving from early repayment of loans), are capitalized as incurred and are included in the statement of operations over the loans' period of benefit and in relation to their balance.

(4)	Cost of obtaining long-term leases

Expenses for obtaining long-term leases are capitalized as incurred and are charged to operations over the respective lease periods or on an average basis, as applicable. If a lease contract or a group of lease contracts are expected to be terminated or if their expected economic benefit is doubtful, these costs are charged directly to the statements of operations.

K.	Long-term receivables and liabilities

(1)	Long-term loans for a fixed period, which do not bear stated interest or bear interest at a rate lower than the market interest, when the difference between the adjusted value of

Elscint Limited

Notes to the Consolidated Financial Statements

Note 2 — Significant Accounting Policies (Continued)

the balances and their present value is material, are stated at present value (discounted at market interest rates in effect for similar loans). The effective interest is charged to operations over the term of the loan.

(2)	Short-term supplier credit and other liabilities, as well as short-term bank borrowings used for establishing hotels and a commercial center and whose repayment sources are anchored in long-term financing agreements with financial institutions, have been included as long-term liabilities, with related repayment schedules included in accordance with those of the corresponding long-term loans, as stipulated in the relevant agreements with the financing institutions.

L.	Income taxes

Deferred taxes are computed for (i) differences in the timing of the inclusion of income and expenses in the financial statements and for tax purposes, (ii) difference between the adjusted value of non-monetary depreciable assets (except for the adjustment component for buildings) and the amount deductible for income tax purposes (except for temporary differences created upon initial recognition of an asset or liability not in connection with a business combination and which at the initial recognition had no effect on the net income included in the financial statements or income for tax purposes) and (iii) tax losses and deductions that may be carried forward to future years. In addition, deferred taxes have been recorded for the difference between the fair values of identified assets and liabilities of subsidiaries upon acquisition of the investment (except for assets whose depreciation is non-deductible for tax purposes), and the fair value of these assets/liabilities for tax purposes at that date.

The computation of the current and deferred taxes liability does not include taxes that would have arisen in the event of a sale of the investments in investees (except those that are to be liquidated), or upon receiving their retained earnings as dividends, since in some cases dividends distributed from their earnings and/or gains upon sale are exempt from tax, and in other cases management's policy is not to sell them and/or not to distribute their earnings as a dividend or otherwise, in the foreseeable future, in a manner causing a material tax burden on the group, except for the effect of the tax laws in Israel that would apply to undistributed profits on foreign investees, effective January 1, 2003 — See Note 15B(1)(b). Regarding retained earnings of the foreign investees through December 31, 2002 — See Note 15B(1)(c).

A tax benefit is recorded as an asset, only when its realization against future taxable income is probable. Deferred taxes are calculated at the tax rate expected to be in effect at the time of utilization, as known at the time of the financial statement approval. Current and deferred taxes relating to translation adjustments are charged directly to shareholders' equity. Changes during the year in the balances of current and deferred taxes on earnings (losses) of autonomous foreign investees, due to adjustment of their value to changes in the exchange rate of the measurement currency (for tax purposes) of their results of operations in relation to the Israeli currency, are included in foreign currency translation adjustment. Deferred taxes deriving from changes in the tax rate (including those with respect to balances previously recorded for temporary differences in a business combination) are recorded in the income tax line item in the statement of operations, or to translation adjustments in shareholders' equity, as appropriate.

Taxes applicable to the Israeli companies for their share in foreign investee earnings are included in the Company's financial statements as part of the Company's equity share in investees' earnings.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 2 — Significant Accounting Policies (Continued)

M.	Revenue recognition

•	Revenue from hotel operations — is recognized upon performance of the service.

•	Revenue from rent, management fee and other income related to the operation of the commercial center are recognized over the rent period and/or the performance of the service.

•	Operating lease fees (based on long term firm commitment for a fixed period), which are increased gradually over the period of the lease, are recognized as revenues by the straight line method over the period of the lease.

•	Revenues from contractual work — are reported by the "percentage of completion" method, in accordance with Standard No. 4 of the Israeli Accounting Standards Board. The completion rate determined by the proportion of the costs incurred to the total estimated cost, based on an evaluation made by the Company's engineers. The cost of long-term projects in progress includes direct costs and allocated indirect expenses.

•	Revenue from the sale of sub-assemblies included in discontinuing operation — is recognized upon shipment. Provisions for related product and systems warranties were computed on the basis of past experience.

N.	Capitalization of borrowing costs

The Company capitalizes borrowing costs in accordance with Standard No. 3 of the IASB; accordingly, both specific and non-specific borrowing costs are capitalized to qualified assets (assets in preparation or under construction not yet in designated use and whose preparation for this purpose requires a prolonged period of time). Non-specific borrowing costs are capitalized to these qualified assets or to that portion not financed by that specific borrowing by using a rate constituting a weighted average of the costs in respect of the Company borrowings sources not specifically capitalized. Capitalization of borrowing costs on assets generally continues until the completion of all the activities necessary to prepare the asset for its designated use, except cases in which capitalization is suspended as a result of a prolonged interruption of the asset construction.

O.	Earnings (loss) per share

Earnings (loss) per share have been computed in accordance with Opinion No. 55 of the ICPAI based on the weighted-average number of paid-up shares outstanding during the year.

The number of shares used for the computation of basic earnings (loss) per share take into account vested options or other rights to vested shares (including shares issued against loans,which the sole security for their repayment is the shares granted), in respect of which realization may reasonably be assumed. Fully diluted earnings (loss) per share take into account securities excluded from the basic earnings (loss) per share computation if their effect is dilutive. Net income used in the computation of earnings (loss) per share has been adjusted for "notional interest" resulting out of such options or other rights to shares exercised, whereas these securities are reflected in the number of shares.

P.	Dividends

Cash dividends paid to directors and employee' incentive shares during the term of a non-recourse loan are accounted for as additional compensation cost, and charged to the statement of operations.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 2 — Significant Accounting Policies (Continued)

Q.	Financial instruments

(1)	Financial instruments — See Note 22.

(2)	Derivative financial instruments, which are designated for hedging fluctuations of variable-interest loans are charged to the statement of operations concurrently with the charging of the interest according to the interest rate specified in the loan contract.

Derivative financial instruments not designated for hedging purposes are stated at estimated fair value. Changes in their fair value during the reporting period are included in the statement of operations.

R.	Risks and uncertainty associated with the use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires of Group companies' managements to make estimates and assumptions affecting the reported balance-sheet amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting periods. Actual data and operating results may differ from these estimates.

S.	Impairment of long-lived assets and investments

Effective January 1, 2003, the Company applies Standard No.15 ("Impairment of Assets") of the Israeli IASB. The standard sets forth, for the first time in Israel, the accounting treatment and method of presentation required in the event of asset impairment (including investments in equity investees), and also establishes that assets should not be presented in amounts exceeding the higher of their net selling price or their value in use based and discounted cash flows expected to be derived from the respective asset ("recoverable amount"). Standard No. 15 establishes that the recoverable amount must be assessed whenever indicators point to a possible impairment of an asset. An impairment of assets is recorded as a loss in the statement of operations.

Until December 31, 2002, the Group companies had assessed the need for a computation of asset impairment based on the future cash flows expected from the holding and use of these assets in undiscounted values in accordance with accepted practice in Israel and based on US SFAS 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets").

In respect of investments in investees, impairment was tested in accordance with Opinion No. 68 of the ICPAI. (See item G above).

T.	Recently issued accounting standards

(1)	Effective January 1, 2004, inflation adjustment of financial statements ceased in accordance with Standards 12 and 17 of the IASB. According to these standards, through December 31, 2003, the Company is required to continue preparation of adjusted financial statements in accordance with the existing pronouncements of the ICPAI. The amounts presented in the financial statements as of December 31, 2003 will serve as the opening balances that should be use in the financial nominal reporting commencing January 1, 2004.

(2)	Starting January 1, 2004, Standard No. 13 of the IASB, regarding the effect of changes in foreign currency exchange rates, will be in effect. This standard addresses the translation of transactions in foreign currency and the translation of the financial statements of a foreign operation, for purpose of their inclusion in the financial statements of the reporting entity.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 2 — Significant Accounting Policies (Continued)

The following is an outline of the major changes included in Standard No. 13:

•	Classification of foreign operations as an "autonomous unit" or as an "extension of the Company" requires management's judgment and should be based on the indicators established in this standard. This approach differs from the existing principles, which require the fulfillment of several cumulative tests prior to the determination of a foreign activity as an "autonomous unit" without the application of judgment.

•	Translation of income and expense items as well as cash flow amounts of foreign operations constituting "autonomous units" based on the exchange rate in effect on the transaction/cash flow date or, due to practicality, using average exchange rates in effect during the reporting period. This differs from the current principles whereby the translation of all the autonomous unit's financial statement items is carried out based on the closing exchange rates as of the balance sheet date.

•	Adjustment of an autonomous unit's financial statements prior to their translation into the company's reporting currency, which, is always permitted under the existing principles, will be allowed only when the "autonomous unit" operates in a hyper inflationary environment. In these cases, the closing exchange rates should be used for translation.

•	Goodwill created upon the acquisition of an "autonomous unit" will be treated as an asset of the "autonomous unit" and will be translated by using the closing exchange rates. This differs from current principles, according to which goodwill is deemed a non-monetary, independent item of the acquiring company.

•	A reduction in value of an investment in an "autonomous unit" will not result in the release to the statement of operations of amounts previously recorded as foreign currency translation adjustment in shareholders' equity. This rule constitutes an amendment to Opinion No. 68.

Since the effects of the application of the standard are influenced primarily by the extent and timing in future reporting periods of changes in the exchange rates between the investment currency of autonomous entities and the reporting currency of the investor, it is not possible, at this stage, to assess the effect of this standard on the financial statements for reporting periods beginning after its effective date (January 1, 2004).

(3)	In March 2004, the IASB issued Standard No. 20, regarding goodwill amortization. According to this standard, goodwill shall be amortized over a period not to exceed 20 years from the date of initial recognition. The standard applies to financial statements for periods commencing January 1, 2004 or thereafter, and the treatment will be as a prospective change in estimate. Through December 31, 2003, goodwill is amortizable up to a period of 10 years, except for unusual situations. The Company's management is assessing the guidance of this standard, but it is not possible at this stage to estimate its impact on the financial statements.

U.	Rate of exchange and linkage base

(1)	Assets and liabilities in foreign currency or linked thereto are stated on the basis of the exchange rate prevailing on the balance-sheet date.

Balances linked to various indices are stated on the basis of the relevant linkage terms of each linked asset or liability.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 2 — Significant Accounting Policies (Continued)

(2)	Following are details of consumer-price indices and exchange rates of foreign currencies of countries in which the Company is active:

	December 31
	2003	2002
CPI — in points
Israel	112.95	115.12
Holland	123.22	121.20
England	183.50	178.50
Belgium	112.99	111.06
Hungary	432.49	408.62
Romania	175.35	153.49
NIS exchange rate
U.S.Dollar	4.379	4.737
Pound Sterling	7.849	7.633
Euro	5.533	4.970
1000 Hungarian forint	21.10	21.066
1000 Romanian Lei	0.135	0.142

(3)	Following are details of the changes in the CPI and the exchange rates of foreign currencies in the countries in which the Company is active:

	Year ended December 31,
	2003	2002	2001
	%	%	%
	Changes in the CPI
Israel	(1.88)	6.49	1.41
Holland	1.67	3.24	4.45
England	2.80	2.94	1.28
Belgium	1.74	1.37	2.18
Hungary	5.84	5.00	6.90
Romania	14.24	17.80	30.30

	Changes in NIS exchange rate
U.S. Dollar	(7.56)	7.27	9.28
Pound sterling	2.83	19.27	6.10
Euro	11.33	27.18	3.84
Hungarian forint	0.16	32.82	11.70
Romanian Lei	(4.93)	1.43	(11.40)

Elscint Limited

Notes to the Consolidated Financial Statements

Note 3 — Cash And Cash Equivalents

	December 31, 2003	December 31, 2003	December 31, 2002
	Interest rate (%)	Adjusted NIS (thousands)
In U.S. Dollar	0.75 - 1.1	55,762	68,361
In British Pound	2.75	30,017	4,834
In Euro	1.5 - 2	8,970	2,941
In NIS	2 - 2.5	2,569	8,455
Other		1,142	6,609
		98,460	91,200

Note 4 — Short-Term Investments And Deposits

A.    Consist of the following:

	December 31, 2003	December 31, 2003	December 31, 2002
	Interest rate (%)	Adjusted NIS (thousands)
Deposits in banks:
In U.S. Dollar (i)	0.85 - 1.15	139,209	150,805
In British Pound	2 - 2.5	8,971	1,093
In Euro	5.7	3,544	535
In NIS	3.2	5,872	—
In Romanian Lei	13	2,221	—
		159,817	152,433
Marketable securities		2,561	2,103
		162,378	154,536
Current maturities of long term loans		2,193	—
		164,571	154,536

(i) NIS 66 million serves as security for a short-term loan.

B.    Pledging — See Note 16D.

Note 5 — Accounts Receivable — Trade, Net

	December 31, 2003	December 31, 2002
	Adjusted NIS (thousands)
Accounts receivable — trade	23,708	23,576
Allowance for doubtful debts	(6,289)	(4,930)
	17,419	18,646

Elscint Limited

Notes to the Consolidated Financial Statements

Note 6 — Other Accounts Receivable And Prepaid Expenses

	December 31, 2003	December 31, 2002
	Adjusted NIS (thousands)
Government institutions	14,912	6,815
Related parties	3,945	5,629
Prepaid expenses	5,868	3,451
Advances to suppliers	636	465
Accrued interest	957	127
Sundry	4,114	4,860
	30,432	21,347

Note 7 — Investments, Loans And Long Term Receivables, Net

A.    Consist of the following:

	December 31, 2003	December 31, 2002
	Adjusted NIS (thousands)
Deposits in banks (i)	6,711	260,695
Long-term loans receivable (ii)	46,296	40,224
Receivables in respect of long term lease agreement (iv)	5,184	—
Other receivables	961	848
	59,152	301,767
Investment in parent company marketable securities — at cost	40,290	40,290
Investment in shares — at cost (iii)	—	3,615
Deferred income taxes	—	10,888
Others	125	264
	99,567	356,824
Less: Current maturities	(2,193)	—
Less: Allowance for doubtful debts	(17,583)	(10,988)
	79,791	345,836

(i)	December 31, 2003 — mainly in Euro, bearing interest of 3.9%. December 31, 2002 - mainly in U.S. Dollar, bearing interest of 1.43%.

Deposits pledged as security for the repayment of loans obtained by Group companies and/or to secure guarantees provided by them in favor of third parties have been included as amounts due concurrent to the loan repayment dates or upon release of guarantees for which they had been pledged.

(ii)	The long-term loans receivable consist of the following:

(a)	Unsecured loan to a formerly affiliated company in the amount of NIS 15,340 thousand, linked to the Israeli CPI and non-interest bearing.

(b)	Loans to the management company or companies under its control. A loan in the amount of NIS 7,300 thousand linked to the U.S. Dollar, bear annual interest at the rate of Libor+1%.

Elscint Limited

Notes to the Consolidated Financial Statements

A loan in the amount of NIS 14,689 thousand is convertible into shares (See Note 16A(2)). In the event that B.H. decides not to exercise the option, the linkage and interest terms described above will apply to the loan. Amounts payable to the management company by the Group companies with respect to its rights in their hotels (See Note 20D(1)), except for management fees of the hotels (See Note 16A(1)) will serve as security for repayment of the loans.

Other non-interest bearing loans in the amount of NIS 2,734 thousand linked to the U.S. Dollar. B.H. did not receive any additional security in respect of the above mentioned loans.

(c)	Loans to third parties principal lessees in the commercial and entertainment center, in the amount of NIS 5,042 thousand linked to the U.S. Dollar and bearing annual interest at the rates of Libor + 1.5%-2%.

(d)	Loans to companies engaged in the biotechnology field, in the amount of NIS 1,191 thousands, linked to the US dollar, bearing prevailing market interest rates and convertible into shares of the borrowing companies, upon the fulfillment of certain conditions, as defined in the agreements.

(iii)	Represent 16% (fully diluted) investment in Algotech System Ltd.'s shares. The investment was realized in November 2003 — See Note 18 J (i).

(iv)	See Note 16A(4) and 2M.

B.    The aggregate maturities are as follows:

December 31, 2003
Adjusted NIS (thousands)
2004-current maturities	2,193
2005	16,900
2006	8,705
2007	1,349
2008	546
Thereafter	5,181
With no maturity date	24,278
59,152

Note 8 — Investments In Affiliated Company

A.    Consist of the following:

	December 31, 2003	December 31, 2002
	Adjusted NIS (thousands)
Cost of shares	35,065	35,065
Equity in net loss	(9,866)	(2,847)
Foreign currency translations	(859)	(321)
	24,340	31,897
Goodwill, net of amortization, included above	12,957	15,324

Elscint Limited

Notes to the Consolidated Financial Statements

B.    Gamida Cell Ltd. (Gamida)

Gamida is engaged in the development of a technology for the multiplication (expansion) of stem cells harvested from cord blood. The cells could potentially be used for bone marrow replacement for cancer patients, for genetic therapy, and at a later stage, for the regeneration of organs and tissues.

As of December 31, 2003, the Company, through a wholly owned subsidiary, Elscint Bio Medical Ltd. ("Bio") held 33.3% of the equity and voting rights in Gamida and the right to appoint 25% of its directors. The shares held by Bio are in part ordinary shares and in part preferred shares with anti-dilution and liquidation preference rights (repayment of its investment in Gamida linked to the dollar plus 8% annual interest, prior to any distribution to holders of ordinary shares or preferred shares with subordinate rights). Bio holds an option, exercisable up to 2005, to receive an additional 0.7% in consideration for $165,000. Should all the outstanding Gamida securities be realized, the Company share in Gamida will be diluted to 29.2%.

In May 2003 Gamida signed an agreement with Teva Pharmaceutical Industries Ltd. ("Teva"), in the framework of which Teva invested $3 million in Gamida for an allotment of shares representing 9% of Gamida's fully diluted share capital.

Gamida also signed a memorandum of understanding with Teva, granting Teva an option for future cooperation with Gamida in connection with the technology, which Gamida is developing, subject to conditions to be agreed between the parties.

Bio was bound in the past by agreements with a company controlled by its former CEO (the "CEO"), entitling the CEO to shares representing 2% of Bio's issued and paid-up capital, in consideration for their nominal value. It was also provided that venture capital investments of Bio would be carried out such that Bio would invest 92% and the CEO – 8%, and that for the purpose of financing the CEO's investment, Bio would grant him a dollar-linked non-recourse loan bearing LIBOR+1% interest. It was further provided that should this agreement (or another agreement between them for the provision of consulting services) be canceled, Bio would be entitled, according to the conditions specified in the agreement, to acquire all or any of the CEO's holdings in the venture capital investments and in Bio at cost or at market value, as relevant (depending on the purchase date).

In the fourth quarter of 2002, Bio and the CEO terminated the employment agreement between them. Further to the termination of the agreement, Bio transferred to itself the CEO's rights in Bio and in Gamida investments, as payment for the loans, which it had provided to the CEO for their acquisition.

A dispute arose between the parties, with the CEO contending that Bio had lost its right to acquire his holdings, as aforesaid, since the deadline according to the agreement for giving notice of its intention in this regard had expired. Bio's management disputes this contention and is acting to realize its rights under the agreement. The parties have yet to sign a full and final agreement for the waiver and/or settlement of their mutual claims. The Company management estimates that in any event, it will not incur significant costs from the termination of the agreements, beyond those reflected in the financial statements.

Concurrently with the termination of the employment agreement, the Company's management has temporarily postponed implementation of additional investments in the biotechnology field through Bio. As a result, the Company management estimates based on the present scope and nature of its activity, that Bio at this stage has lost its status as a venture capital fund. Accordingly, Bio's investment in Gamida is classified starting from that date as an investment in an affiliated company.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 9 — Fixed Assets, Net

A.	Consist of the following:

	Lands and building
	Hotels		Commercial center
	Active (i)	Under construction	Active (i)	Under construction	Others	Sundry	Total
	Adjusted NIS (thousands)
Cost
Balance at beginning of year (*)	1,151,788	158,820	—	443,257	32,967	6,325	1,793,157
Additions during the year	76,522	95,394	—	211,299	—	1,057	384,272
Completion of construction of the commercial center	—	—	654,556	(654,556)	—	—	—
Hotel closed for renovations (ii)	(187,516)	187,516	—	—	—	—	—
Decrease in holding of a proportional consolidated subsidiary	(20,451)	—	—	—	—	—	(20,451)
Foreign currency translation adjustments	130,760	11,615	—	—	—	—	142,375
Sales and disposals during the year	(7,499)	—	—	—	—	(307)	(7,806)
Balance at end of year	1,143,604	453,345	654,556	—	32,967	7,075	2,291,547
Accumulated depreciation and amortization
Balance at beginning of year (*)	155,126	—	—	—	2,505	1,706	159,337
Additions during the year	31,122	—	11,191	—	564	747	43,624
Hotel closed for renovations	(38,433)	38,433	—	—	—	—	—
Decrease in holding of a proportional consolidated subsidiary	(1,946)	—	—	—	—	—	(1,946)
Foreign currency translation adjustment	19,152	—	—	—	—	—	19,152
Sales and disposals during the year	(5,006)	—	—	—	—	(142)	(5,148)
Balance at end of year	160,015	38,433	11,191	—	3,069	2,311	215,019
Impairment	51,984	—	14,600	—	6,517	—	73,101
Net balance at December 31, 2003	931,605	414,912	628,765	—	23,381	4,764	2,003,427
Net balance at December 31, 2002	973,945	158,820	—	443,257	26,145	4,619	1,606,786

(*)	Reclassified

(i)	Including operating systems.

(ii)	Relates to a hotel in Romania that is under renovation from December 2002.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 9 — Fixed Assets, Net (Continued)

	Net Balance as of
	December 31, 2003	December 31, 2002
	Adjusted NIS (thousands)
Financial expenses capitalized to land and building	95,482	100,850

B.    Composition of lands and buildings, classified between ownership and leasing rights:

	December 31, 2003
	Hotels
	Active	Under construction	Commercial center	Others	Total
	Adjusted NIS (thousands)
Ownership (i)	824,960	168,720	—	21,251	1,014,931
Leasing rights:
Capital	(ii) 25,203	—	(v) 628,765	(vi) 2,130	656,098
Operating	(iii) 81,442	(iv) 246,192	—	—	327,634
	931,605	414,912	628,765	23,381	1,998,663

(i)	The rights are mostly recorded in the name of consolidated subsidiaries, which own the rights in the land.

(ii)	The leasing rights, on which the Utrecht Park Plaza Hotel is situated (capitalized for a 50-year period until 2036), were acquired from the municipality of Utrecht. The execution of any change in the use of the land or the demolition of a building thereon requires approval from the municipality. The lessee cannot terminate the leasing rights. The municipality may terminate the leasing rights, only if it determines that the land is required for public needs or if a court rules that the lessee did not fulfill its undertakings under the terms of the lease.

(iii)	The sub lease rights, on which the Sherlock Holmes Park Plaza Hotel is situated, are for a period of 99 years (until 2095), in exchange for a fixed amount for each year. The annual rent payments for the years ending in 2004, 2005 and 2006 are £ 475 thousand, £ 550 thousand and £ 650 thousand respectively. The rent payments will be adjusted every five years on the basis of "open market value". The company holding the property has the option to terminate the lease at year 2059 with an early notice of 2.5 years.

A Red Sea Group company ("guarantor") guaranteed fulfillment of all undertakings of the lessee as if it was a party to the agreement. The guarantee contains a provision, by which, in the event the guarantee is exercised, the land-owners may require the guarantor to assume the lessee position as a lessee. Two documents were signed between the guarantor and B.H., which establish the indemnification procedures amongst them, in relation to the said guarantee.

(iv)	The lease hold rights, on which the Riverbank Park Plaza Hotel is located, are for a period of 125 years (commencing 2000), in exchange for £ 500 thousand per annum, adjusted each five years based on the CPI in England. Several previous rights exist on this property, as well as benefit-links of various authorities, contingent upon which the leasing of the property had been carried out; Based on the framework agreement, the lessee is not allowed to assign his rights to a third party without the lessor's consent; In any event of breach of contract by the lessee, the lessor would have the right to forfeit the property in accordance with the terms stipulated in the agreement.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 9 — Fixed Assets, Net (Continued)

(v)	The leasing period extends over 49 years plus a renewal option for an identical period, ending in 2086 and subject to the lessee's fulfillment of the terms of the lease. The commercial center commenced operations in June 2003.

(vi)	The Company holds long-term lease rights in land in the vicinity of Maalot in the Galilee. In the framework of development agreements with the local authorities and with the Israel Land Administration, the Company undertook to invest up to NIS 9.2 million in long-term leasehold fees and for the development of infrastructure for the land. Until December 31, 2003, the Company made such investments in the amount of NIS 8.8 million.

As a result of the economic situation and in view of the state of the tourist branch in particular, implementation of the project has been delayed. The Company's management estimates that the net amortized book value of the investment as of December 31, 2003 is not lower than its fair value.

C.    Impairment of long-lived assets

(1)	Repeated delays in the execution of infrastructure works by the Belgian authorities in the vicinity of the hotel owned by a Belgian investee, which are beyond its control, are having an adverse effect on its activity. In light of these delays as well as the planned organizational and operational restructuring of the hotel, the Company deemed it necessary to reexamine the adjusted value of its investment in the hotel. As a result of this examination, the Company included in its financial statements a provision for the adjustment of its investment on the basis of its fair value in the amount of NIS 25.8 million. The fair value of the investment was determined by the Company based, among other things, on fair value valuations.

(2)	The Company examines from time to time whether the economic potential of rental areas in the commercial and entertainment center has been fully optimized, and accordingly makes changes in the character and/or classification and/or design of rental and/or self-operated areas. These changes replace investments that were made during the course of construction of the center and/or shortly after the start of its operation. In view of the changes that are being implemented in or planned, the Company deemed it necessary to reexamine the economic value of some past investments in the commercial and entertainment center. As a result of that examination, the Company has included in the financial statements a provision amounting to NIS 14.6 million.

D.    During 2003, the Company wrote off fully depreciated assets amounting to NIS 958 thousand.

E.    Annual depreciation rates — See Note 2 I.

F.    Pledging — See Note 16 D.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 10 — Other Assets, Net

A.    Consist of the following:

			Net balances as of
	Cost	Accumulated Amortization	December 31, 2003	December 31, 2002
	Adjusted NIS (thousands)
Pre-opening hotel expenses	12,522	8,137	4,385	5,914
Expenses for obtaining loans	2,644	60	2,584	—
Project development costs	3,741	3,741	—	2,255
Cost of obtaining long term leases	7,637	3,690	3,947	3,834
	26,544	15,628	10,916	12,003

B.    Annual depreciation rate — See Note 2 J.

Note 11 — Short-Term Credit

A.    Consist of the following:

	December 31, 2003	December 31, 2003	December 31, 2002
	Interest rate (%)	Adjusted NIS (thousands)
Credit from banks and Short-term loans (i):
In U.S. Dollar	Libor+1.5-2.85	158,176	179,312
In Pound sterling	Libor+2.85	38,875	145,148
In Euro	Libor+2.85	1,715	171,037
In NIS	Prime+1.1	950	9,052
		199,716	504,549
Current maturities of long-term debts (ii)		207,883	17,692
		407,599	522,241

(i)	The balance includes loans amounting to NIS 70 million, which the Company received from an Israeli bank, as part of the total credit line (See Note 13E).

(ii)	For two long-terms bank loans totaling (as of December 31, 2003) NIS 203.0 million, received by subsidiary to finance the construction and operation of overseas hotels, several financial and operational covenants were set for the duration of the loan period (see Note 16D(3)a). As of December 31, 2003, one covenant had still not been fulfilled in relation to each of the loans, which, in the management's opinion, does not interfere with the regular servicing of the debt (principal plus interest) to the bank. The parties to the loan agreements are conforming to the payment times specified in the long-term amortization schedule. Managements of the borrowing companies estimate that they will soon also comply with this covenant, and in any event, based on past experience, the banks will not demand the immediate repayment of these loans due to this temporary breach. Therefore, managements of the companies are of the opinion that these loans are, in substance, long-term loans. Notwithstanding the above these loans have been included under current liabilities.

B. Pledging — See Note 16 D.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 12 — Accrued Liabilities

	December 31, 2003	December 31, 2002
	Adjusted NIS (thousands)
Salaries and related expenses	12,318	8,786
Governments institutions	10,594	10,341
Accrued expenses	41,527	36,372
Related parties	1,861	5,066
Income in advance	3,017	—
Others	7,638	2,551
	76,955	63,116

Note 13 — Loans And Other Long-Term Liabilities

A.	Consist of the following:

	December 31, 2003	December 31, 2002
	Adjusted NIS (thousands)
Loans from banks and financial institutions (i)	1,044,242	631,624
Deferred income taxes	10,133	10,737
Lease commitments	—	14
Deposit from renters	3,510	2,082
Total	1,057,885	644,457
Less current maturities	(207,883)	(17,692)
	850,002	626,765

(i)	In August 2003 the Company repaid to the bank a loan in the amount of $ 55 million (NIS 243.7 million) out of the deposit it had provided as security for the aforementioned loan.

B.	Linkage base and interest rates of long terms loans:

	December 31, 2003
Linkage base	Interest rates (%)	Adjusted NIS (thousand)
US Dollar	Libor + 2.5 – 2.85	192,687
EURO	Euro Swap+1.2-1.4	118,902
EURO	Libor + 2.85	194,090
Pound Sterling	Libor + 1.4 - 2.85	385,186
Pound Sterling (i)	5.8	142,990
S.A. Rand	Prime – 1	4,387
NIS	Prime + 1.1	6,000
		1,044,242

(i)	The interest on this loan is hedged by a swap transaction — See Note 22 D.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 13 — Loans And Other Long-Term Liabilities (Continued)

C.	Aggregate maturities of long-term debts:

December 31, 2003 Adjusted NIS (thousands)
2004-current maturities	207,883
2005	441,907
2006	6,291
2007	8,759
2008	14,087
Thereafter	365,315
Undetermined	13,643
1,057,885

D.	In the framework of an agreement for the receipt of a long-term loan of $46 million (NIS 201 million) from a bank in Israel (for financing the construction of the entertainment and commercial center at the Herzliya Marina), which is repayable (according to the agreement) in the course of 2004, SLS undertook to comply with a number of financial and operational covenants for the duration of the loan. Should SLS fail to comply with all or any of these covenants, or upon the occurrence of certain events detailed in the agreement, the bank will be entitled to demand the immediate repayment of the loan. As of December 31, 2003, SLS was still not in compliance with some of these covenants. The bank advised SLS in writing that it would not demand the repayment of the loan before January 1, 2005.

E.	Long term bank loans include loans from an Israeli bank totaling NIS 240 million, regarding which the Company is obligated, among other things, to provide additional collateral in favor of the bank to guarantee the repayments of the loans (See Note 16D(1)). Under understanding reached between the Company and the bank regarding the establishment of a long-term credit line, the bank informed the Company of its consent in principle to schedule the loans for repayment over a period of 10 years, subject to the furnishing of additional agreed securities and the signing of detailed agreements between the parties. Based on these agreements, the Company management estimates, that, subject to submission of these said guarantees, the loan balance will be rescheduled on a long-term basis. The bank notified the Company in writing that, in any case, it would not demand the repayment of the loans before January 1, 2005.

F.	Pledging — See Note 16D.

Note 14 — Liability For Employee Severance Benefits, Net

A.	In Israel:

The liability of the Group companies for pension contribution plan and severance pay are covered mostly by current deposits to accounts on the employees' behalf at recognized pension and severance-pay funds and/or by acquiring policies from insurance companies. These deposits are not under the custody of management of the Group companies and, therefore, are not reflected in the balance sheet. The liability for employee severance benefits included in the balance sheet represents the balance of the liability not covered by the above-mentioned deposits and/or insurance policies.

B.	Abroad:

A liability of foreign consolidated subsidiaries for severance pay to their employees, pursuant to the laws of the respective countries in which these companies reside and the labor agreements in

Elscint Limited

Notes to the Consolidated Financial Statements

Note 13 — Loans And Other Long-Term Liabilities (Continued)

effect, is ordinarily covered by current payments to government agencies with respect to voluntary or involuntary termination of employment, as well as by regular payments to insurance companies for pension benefits and by the balance-sheet accrual.

Note 15 — Income Taxes

A.	The provision for income taxes (benefits) consist of the following:

	Year ended December 31,
	2003	2002	2001
	Adjusted NIS (thousands)
Current	932	435	4,740
Deferred	(9,316)	(5,656)	643
	(8,384)	(5,221)	5,383

B.	Tax laws applicable to the major group companies in their country of residence

(1)	Israel

(a)	The Company and its Israeli subsidiaries are subject to income tax under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, which introduced the concept of measuring results for tax purposes on a real basis.

The tax rate applying to companies in Israel — 36%.

(b)	As of January 1, 2003, statutory provisions came into force, concerning, among other things, tax reform in Israel, in connection with:

(1) (i)	Taxation of profits of foreign resident companies regarded as Controlled Foreign Companies ("CFC"), if: (i) most of their revenues are passive, as defined by law, or most of their profits derive from passive revenues, (ii) the tax rate applying to their passive profits in their country of residence does not exceed 20%, and (iii) over 50% of the means of control in them are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in such companies that have unpaid profits, as defined by law, will be deemed to have received his relative proportion in these profits as a dividend (hereinafter: "deemed dividend").

(ii)	Taxation of a dividend received in Israel, originating in profits generated or accrued outside Israel, as well as a dividend originating outside Israel.

A deemed dividend and/or the distribution of dividends, as stated, will be subject to a tax rate of 25%, or 36% less taxes paid abroad in respect of these profits, as the case may be.

(2)	Taxation of an Israeli resident's profits accrued or generated outside Israel (until the end of 2002, Israeli residents were taxed on such profits only if received in Israel).

(3)	Taxation of capital gains from the realization of assets at a reduced rate of 25%. The reduced rate will apply to realization of assets commencing January 1, 2003 and onwards, and will be calculated for the part of the profits relating to the period subsequent to this date up to the realization date.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 15 — Income Taxes (Continued)

(4)	Guidance on the ability to offset losses — regarding business losses, capital losses, passive losses and CFC losses.

(c)	The Company is a party to an arrangement formulated together with the Income Tax Commission in Israel, in force as of December 31, 2002, whereby the Company will pay tax at an agreed rate in respect of part of the undistributed profits of consolidated subsidiaries, incorporated and operating abroad, which accrued up to December 31, 2002, as determined between the parties (hereinafter: "the arrangement" and "determined profits"). The Company's share (on a consolidated basis) in these determined profits will be taken into account also in determining the new tax base for the Company's investments (on a consolidated basis) in consolidated subsidiaries abroad (hereinafter: "determined revaluation" and "determined assets"). According to the arrangement, no additional tax will be imposed in Israel on profits deriving from the realization of determined assets, and on dividends distributed from such profits, up to the amount of the determined revaluation. The distribution of dividends from determined profits will not be liable to further tax in Israel. A provision for tax payments that the Company is expected to be charged under the arrangement was included in the statement of operations for the years 2002 and 2003. The portion of the tax relating to capital reserves from translation differences deriving from determined profits was charged to said capital reserves.

(2)	U.S.A

(a)	Corporate tax applicable to companies incorporated in the country — 35%.

(b)	US tax laws set limitations on the utilization of carry-forward tax losses in companies that have undergone a material change in ownership. Accordingly, if the transfer of the EMI shares to EIL in 1999 is defined as a material change in ownership of the Company, then the ability to utilize the accumulated tax-losses of a U.S. consolidated subsidiary against future income would be limited considerably. Management, based on advice received regarding this matter, is of the opinion that there will be no limitation to utilize the carry forward losses.

As of December 31, 2003 the accumulated carry-forward losses utilized by the U.S. subsidiary against current profits amount to approximately U.S. Dollar 8.4 million.

No deferred income taxes have been recorded in respect of the remainder of the carry-forward losses.

(c)	A non-U.S. company may (under certain conditions) be deemed for U.S. income tax purposes as a Passive Foreign Investment Company ("PFIC") on the basis of an "income test" and an "assets test", as determined by the IRS. Once so defined, the U.S. shareholders may be subject to additional taxes upon the distribution of earnings or assets and/or upon their realization of their holdings in such a defined company. As a result of realizing the Company's business (including the sale of the subassemblies and components segment — See Note 21) and in view of entering into other fields of activities, the management of the Company estimates, on the basis of advice received regarding this matter, that there are indications that under the circumstances the Company is likely not to be considered as PFIC. Nevertheless, there is no certainty that the company's stand will be accepted by the US tax authorities regarding such definition.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 15 — Income Taxes (Continued)

(3)	Holland

(a)	Corporate tax applicable to companies incorporated in the country — 34.5%.

(b)	Under the "Participation Exemption", a dividend received by a Dutch company in respect of an investment in shares of other companies is exempt from corporate tax in Holland. A capital gain derived upon the sale of the shares of an investee company would be exempt from tax, subject to the fulfillment of the condition stipulated in the law (including the holding percentage, the activities of the holding and the investee company, etc.)

Capital losses cannot be offset unless the investee had been liquidated, under certain conditions.

Dividends distributed from Holland to Israel are subject to 5% withholding tax.

(4)	England

(a)	Operating income and capital gains from the group companies in England are subject to tax rate at 30%; Dividends received from a U.K. resident company are exempt from tax; No tax credits are given for dividends distributed.

(b)	A non-resident company having an investment activity in property in England:

•	Net rental income from leasing buildings in England would be taxed at 22%.

•	Capital gains are exempt from tax.

(5)	Belgium

The corporate tax applicable to income of Belgian-incorporated corporation is approximately 34%. Dividend paid out from such income is subject to an additional tax of 25%, other than a dividend received by companies incorporated in Belgium or in the EU, whose holding rate in the Belgian company is at least 25%, subject to international tax treaties.

(6)	Romania

The corporate income tax rate for legal resident companies or non-resident entities with permanent establishments in Romania is generally 25% (including capital gains). Dividends paid to resident and non-resident companies are subject to a final withholding tax of 10%, unless reduced double taxation treaty rates apply for non-residents. Losses may be offset against taxable income for a period of five years from the period they incurred.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 15 — Income Taxes (Continued)

C.	Reconciliation of the theoretical tax

	Year ended December 31,
	2003	2002	2001
	Adjusted NIS (thousands)
(Loss) income before income taxes	(81,456)	(29,958)	36,768
Statutory tax rate in Israel	36%	36%	36%
Theoretical tax on the above amount	(29,324)	(10,785)	13,236
Differences in tax liability in respect of:
Tax loss carry forwards from prior years for which deferred taxes were not created and which were utilized during the current year	(11,882)	(9,856)	(16,640)
Unrecorded deferred taxes on carry forward losses and other timing differences	30,755	46,913	44,081
Variances arising from different measurement rules applied for the financial statements and those applies for income tax purpose (including exchange rate differences)	4,533	(6,613)	(3,948)
Adjustment for reduced tax rate in foreign subsidiaries	(6,763)	(3,027)	(201)
Capital gain from sale of investments and assets, net	—	—	(3,311)
Permanent differences — net	4,297	(21,853)	(27,834)
Total (tax benefit) income taxes	(8,384)	(5,221)	5,383

D.	Carry forward losses and deduction.

As of December 31, 2003 the group companies has carry forward losses for tax purposes in the amount of approximately NIS 500 million, that can be utilized against taxable income at the rates between 16% - 36% (according to the company residence).

The realization of the carry forward losses is subject to taxable income in the period that the losses available for deduction.

In accordance with the tax laws in Hungary and Romania the possibility to realize the carry forward losses is limited in time. Accordingly, carry forward losses in the amount of NIS 45,672 thousand will expire, gradually, over the following years:

Adjusted NIS (thousands)
2005	10,601
2006	34,790
2007	281
45,672

Elscint Limited

Notes to the Consolidated Financial Statements

Note 15 — Income Taxes (Continued)

E.	Deferred tax in respect of non-monetary items

Deferred taxes not provided in respect of the adjustment component of buildings and in respect of the net book value of assets whose depreciation is not deductible for tax purposes (for which it was determined not to record deferred income taxes) amounted at December 31, 2003 to NIS 55.3 million.

F.	Significant components of the Company's net deferred tax assets and liabilities are as follows:

		Movements during the year
	Balance at January 1, 2003	Statement of operations	Foreign currency translation adjustment	Decrease in holding of a proportional consolidated subsidiary	Balance at December 31, 2003
	Adjusted NIS (thousands)
Net operating loss, carry-forward	152,785	42,540	(12,320)	(738)	182,267
Excess of tax over book depreciation	(11,559)	9,121	(1,446)	195	(3,689)
Timing differences — income and expenses	34,513	(12,795)	—	—	21,718
	175,739	38,866	(13,766)	(543)	200,296
Valuation allowance	(175,588)	(29,550)	(5,834)	543	(210,429)
Net deferred tax assets (liabilities) (i)	151	9,316	(19,600)	—	(10,133)

(i)	Presented in the consolidated balance sheet as follows:

	December 31, 2003	December 31, 2002
	Adjusted NIS (thousands)
Within non-current assets	—	10,888
Within non-current liabilities	(10,133)	(10,737)
	(10,133)	151

Elscint Limited

Notes to the Consolidated Financial Statements

G.	Final tax assessments:

The Company and some of the Group companies abroad have received final tax assessments from 1998 to 2002 while some have not yet been assessed since incorporation.

Note 16 — Commitments, Contingencies and Liens on Assets

A.	Commitments

(1)	Hotel management and consultancy agreements

(a)	The hotels owned by the Company (located in Holland, Belgium and England) are directly managed by Park Plaza Hotel Europe Ltd. (the management company), in return for an annual fee of 2% of the room revenue and 7% of the gross operating profit as defined in the agreements. The companies also share in the necessary expenses incurred by the management company in the performance of its contractual obligations up to 3% of the aforementioned gross operating profit. Should the companies sell the hotels or should the control in any one of them be transferred to a third party, the companies are to pay the management company an amount calculated as being 7% of the operating profit of the year preceding that sale or transfer. In such case, Victoria Hotel (Amsterdam) is also to pay 2.5% of any gain derived from the sale of the hotel.

(b)	Within the terms of the management agreements B.H. Group companies ("the Companies") were granted a secondary franchise by the management company permitting the use of the brand name "Park Plaza" in consideration for royalties of up to 1.5% of the revenues.

(c)	In December 2002 Andrassy 25 kft ("Andrassy") (which owns the rights in the National Ballet Building) signed a 20-year agreement with an external hotel management company ("Operator") to operate the hotel following the building's renovation and conversion into a hotel. In exchange, the Operator is entitled to receive a basic fee equaling a percentage of the (gross) revenues, plus a management fee equaling a percentage of the operating income. The Operator guarantees that the adjusted operating income will not be lower than fixed amounts stipulated in the agreement. Moreover, Andrassy will participate in other expenses that will be incurred by the Operator and which were required within the framework of fulfillment of its responsibilities (marketing expenses etc.). This agreement is contingent upon the approval of the boards of directors of the two contracting companies.

(2)	B.H. was granted an option from the management company, exercisable until December 31, 2004, to purchase from the management company 33% of its ownership and controlling rights in a company under its ownership, which was incorporated to acquire the business (including tangible assets, hotel management agreements, management rights, rights to use trade names, etc.) of the Park Plaza chain in Europe (hereinafter "the acquired company"). As part of the agreement, B.H. granted the management company a loan of $ 5 million.

The level of B.H's investment may increase by $ 2.25 million, if, and to the extent that, this amount is required for the purchase of other assets by the acquired company. The management company has an option, exercisable at any time in the event of disagreement between the parties regarding the management company's rights, to acquire B.H. shares, in consideration for the refund of the cost of B.H's original investment.

(3)	The Company signed an agreement with EIL and EMI, which its effect was extended through December 31, 2005, for the allocation of (direct as well as indirect) expenses of the

Elscint Limited

Notes to the Consolidated Financial Statements

Note 16 — Commitments, Contingencies and Liens on Assets (Continued)

EIL Group's internal departments (legal, investments, accounting and taxation). Under the agreement, the expenses are to be divided by actual utilization rate of each company. Each party to the agreement is entitled to terminate the agreement at the end of each 12-month period by giving advance notice to the effect.

The extension of the agreement was approved by the Audit Committees, the boards of the directors and the shareholders' meeting of all the participating companies.

(4)	The Shaw Hotel was leased at the beginning of 2003 to an external hotel company for a period of 25 years in consideration for the payment of a fixed amount in each one of the first four years. From the fifth year and until the end of the lease period the amount is to be adjusted upwards at the rate of 2.5% per year. The payments are guaranteed by a deposit in the amount of £2.5 million. The hotel company was granted an option to extend the lease by two additional periods of 15 years each.

(5)	In October 2001 the shareholders meeting approved an agreement to be entered into between B.H. and CDPM, a company in the Control Centers Group. In accordance with that agreement, CDPM will provide logistical, planning and supervisory services in connection with the renovation of the Bucuresti Hotel, in exchange for consideration equal to the lower of 5% of the renovation costs (excluding general and administrative expenses and financing expenses) or 5% of $30 million. The parties did not sign yet an agreement.

(6)	As for commitments in respect of operating leases — See Note 9 B .

(7)	As for swap transaction — See Note 22 F.

B.	Legal proceedings

(1)	In November 1999, a number of institutional investors and others, holding shares of the Company, filed a lawsuit in the Haifa District Court against the Company, EMI, EIL and others. The plaintiffs also requested the recognition of their claim as a representative claim in the name of all those who had held the Company shares on September 6, 1999, and continued to do so when the claim was filed (excluding the Company and others). The plaintiffs allege discrimination against the Company's minority shareholders arising from various transactions or activities carried out by its controlling shareholders and directors, which, allegedly, caused them financial loss. The plaintiffs alleged that, as a result of these transactions, there was a decline in the value of the Company's shares by 45% in the period from February 24, 1999 to the claim's filing date, which amounted to $100 million.

The principal remedy requested in the claim is a court order instructing EMI to carry out a tender offer of the Company shares at $14 per share. Alternatively, the plaintiffs also asked the court, inter alia, to issue an injunction prohibiting implementation of the September 9, 1999 transactions (acquisition of the hotel segment and the commercial center in the Herzliya Marina, by the Company from EIL and Control Centers, respectively) and the refund of any amounts paid there under.

The Haifa District Court summarily dismissed the request to recognize the claim as a representative claim. Concurrently, the district court ruled that the plaintiffs, notwithstanding having rejected the request for representative claim proceedings, might nevertheless pursue the matter. This decision was appealed by some of the plaintiffs to the Supreme Court. The Government Attorney General has submitted a position paper to the Supreme Court regarding the appeal. According to his opinion, the district court erred in its two legal conclusions when rejecting the request for representative claim recognition. Accordingly, he

Elscint Limited

Notes to the Consolidated Financial Statements

Note 16 — Commitments, Contingencies and Liens on Assets (Continued)

believes that the plaintiffs should be allowed to appeal and that the appeal, if filed, should be accepted. Moreover, the Government Attorney General believes that, subsequent to the acceptance of this appeal, it will be necessary to evaluate the request and approve it as a representative claim. On November 2001, hearings were held in the Supreme Court, following which it granted a right of appeal. The Company and the plaintiffs presented their respective motions. On February 27, 2002, the court decided to permit the Government Attorney General to present his final motion, in writing, within seven days.

There is a dispute between the parties regarding the amount of the court fee, deriving from the classification of the relief sought in the claim. While the plaintiffs define what they are seeking as declaratory relief, the defendants maintain that the real relief being sought in the claim is pecuniary, obligating the plaintiffs to pay a fee that is significantly higher than what they paid. In August 2001, the Registrar of the Haifa District Court ruled that some of the reliefs sought are indeed pecuniary, as the defendants contended, in respect of which the plaintiffs would therefore have to pay a fee of NIS 20.1 million. Consequently, the Registrar postponed the dates for submitting all the statements of defense until the question of the fee required for this proceeding is settled. In September-October 2001, both sides appealed the Registrar's decision in the Haifa District Court. The Company and other defendants petitioned that it be established that the main relief and alternative relief sought in the statement of claim are also pecuniary reliefs, and that the fee in respect thereof should be 2.5% of their value. The plaintiffs, in their appeal, asked to establish that those same reliefs classified as pecuniary, are in fact reliefs by mandatory injunction. Likewise, the plaintiffs appealed to void the Registrar's decision regarding postponement of the deadlines for submitting the statements of defense. The hearing in these appeals was held in April 2002, but as of the date of approval of the financial statements, the court had not yet handed down its decision.

Management, based, among other things, on the opinion of their legal advisers, estimates that at this stage it is not possible to assess the ultimate results of the claim. See also Note 16 (C)(4).

(2)	The Company was served with a claim and a motion to recognize it as a representative claim, in respect of $158 million in damages caused, according to the plaintiff, to the group represented in the action. Underlying the claim is the contention that the Company, through its board of directors, caused damage to and discriminated against minority shareholders of the Company. Both parties agreed to postpone the hearing in this case until after the Supreme Court hands down a decision on the application for permission to appeal, detailed in section (1) above. Management, based on the advice of legal counsel, is of the opinion that it is not possible at this stage to estimate the outcome of the claim and the motion for its approval as a representative claim.

(3)	The Company and its subsidiaries are parties to several claims in courts and other written demands and/or claims, filed against them by third parties (including governmental institutions), some — without any specified amount, and some — in the aggregate amount of $47 million, as royalties or as compensation for damages caused to them, according to the claim, as a result of the companies' actions and/or products, which relate to the medical imaging business sold by the Company in 1998. Regarding some of the claims, totaling approximately $16 million, management estimates, based on legal and insurance consulting, that no significant costs will accrue to them from the outcome of these claims beyond the provisions included in respect thereof in the financial statements, and that these provisions are adequate for covering the costs and resources needed to settle the liabilities according to

Elscint Limited

Notes to the Consolidated Financial Statements

Note 16 — Commitments, Contingencies and Liens on Assets (Continued)

said claims. Regarding a further $31 million, the Company's legal advisers cannot presently determine the outcome of these written demands. Management believes that the prospects for the realization of the great majority of this sum are very remote, based on the long period of time that has elapsed since serving of the written demand to the Company and based on their nature. To the best of management's judgment at the time of preparing the financial statements, based, inter alia, on their advisers' opinion and on past experience, the companies have included in their financial statements provisions that are adequate to cover the costs and resources needed to settle the liabilities under these claims.

(4)	(i)	A criminal investigation carried out against a number of suspects (including former officers in State Ownership Fund ("SOF") who were involved in the privatization process and the sale of control in the Bucuresti Hotel to S.C. Domino International Hotel S.R.L. ("Domino")) for events relating to the period prior to the acquisition of control in Bucuresti by B.H., culminated in the filing of an indictment against 17 accused. The hearings in these proceedings have been deferred until March 2004. These criminal proceedings may have an indirect effect on the validity of the privatization and thereby an indirect effect on Domino's rights in Bucuresti, despite the fact that Domino is not an accused party under the indictment. Domino's legal counsel cannot estimate at this stage the results of the criminal proceedings or their effect on Domino's rights in Bucuresti.

(ii)	A former shareholder in Domino cancelled the partnership agreement that it made with a third party ("the Plaintiff") regarding their joint investment in Domino prior to its acquisition by B.H., on the grounds of non-compliance by the Plaintiff with its fundamental obligations under the partnership agreement. As a result, the Plaintiff filed a monetary claim in the courts in Romania against Domino and others, for: (i) an amount of $2.5 million, for commissions allegedly due to it in terms of the abovementioned partnership agreement, and to which Domino was a party; and (ii) and the cancellation of an agreement with a bank in Israel within the framework of which the shares of Domino in Bucuresti were pledged in favor of the bank. B.H. received an indemnity from the former Shareholder against these claims.

In Domino's opinion, based on legal advice received, these claims have no legal or contractual basis whatsoever, and the third party has no legal standing to make its claims. Accordingly, no provision for these claims is included in the financial statements.

(iii)	In the framework of an agreement to establish a joint company owned by Bucuresti and a third party, which was signed prior to the acquisition of Bucuresti by B.H., that third party undertook to invest $27 million in the said joint company and in consideration Bucuresti undertook to transfer its rights in the Bucuresti Complex to the ownership of the joint company. Since that third party failed to meet its obligations, Bucuresti cancelled the partnership contract and also filed an application to the Court to liquidate the joint company. This application was approved by the court. This ruling could be appealed to the Supreme Court. If Bucuresti is forced to transfer its rights in the Bucuresti Complex to the joint company, then its rights in the hotel are likely to be significantly prejudiced. B.H.'s management is of the opinion that it is not reasonable that as a result of these proceedings Bucuresti will be forced to transfer its rights in the Bucuresti Complex to the joint company.

(iv)	Two claims are pending against Bucuresti, which challenge its ownership in its properties (including an appeal relating to the period of the State's ownership of the properties which are the subject of the claim, prior to the sale of Bucuresti's shares to Domino).

Elscint Limited

Notes to the Consolidated Financial Statements

Note 16 — Commitments, Contingencies and Liens on Assets (Continued)

Both of these claims were rejected by the courts. Regarding one claim, the plaintiffs have the right to appeal this ruling, and regarding the other claim, an appeal has been filed with the Supreme Court, which will be heard during the course of 2006.

(v)	In addition, certain legal proceedings are being conducted from time to time in Romania within the framework of which it is claimed that resolutions passed at the general meetings of shareholders of Bucuresti, were not validly adopted — for procedural reasons only — and are not binding. Some of these proceedings were approved by the Court and in respect of others Domino has filed appeals, while some of these proceedings were rejected by the Courts.

B.H.'s management is of the opinion that the claims are spurious and tendentious and that these claims will not significantly affect B.H.'s rights in the shares of Bucuresti and in the Bucuresti Complex owned by it.

(vi)	Following the implementation of the Bucuresti employees' restructuring program, Bucuresti carried out an extensive lay-off of employees. As a result, some labor related cases are pending at various procedural stages. B.H.'s management is of the opinion, based on legal advice received, that the total amount of such claims (assuming all claims are decided against BUTU) will not have a material adverse effect on the financial position of the Company.

(5)	The Company was served with a claim by a third party in which the principal remedy requested is the prohibition on the use by the Company of the trade name "Arena" for the entertainment and commercial center in the Herzliya Marina, on the grounds of unlawful usage of the name, exploitation of goodwill and unfair competition. If the plaintiff's contention is upheld, this is likely to cause the Company indirect losses and additional costs. An application for an interim injunction, prohibiting the use of the trade name "Arena," was dismissed by the court. The Company's legal counsel for this matter are unable to estimate the results of said lawsuit, though they maintain that the Company has sound defenses against the allegations made in this claim.

(6)	In addition, the Company and its subsidiaries are involved in litigation arising out of the ordinary course of business. Although the outcome of such litigation is uncertain at this time, management believes that the outcome of such litigation will not have a material adverse effect on the financial position of the Company.

C.	Other contingent liabilities

(1)	The allocation of the proceeds in respect of the sale of business in 1998, between the Company and its subsidiaries, is based on an estimate of the fair value of assets (both tangible and intangible) sold by each one of the companies; based on separate negotiations held with each selling Group company; and on the basis of the provisions stipulated in the sales agreement. A different method of allocation may cause the Company and its subsidiaries additional liabilities and/or expense. Management of the Company is of the opinion that the estimates used as the basis for this allocation of proceeds are adequate under the circumstances.

(2)	The Company's shareholders approved in the General Meeting, the granting of advanced indemnification certificates to officers and directors, including those acting in its subsidiaries. The total indemnity will not exceed the lower of 25% of the shareholders' equity of the Company presented in the financial statements at the time of the indemnification, or $50

Elscint Limited

Notes to the Consolidated Financial Statements

Note 16 — Commitments, Contingencies and Liens on Assets (Continued)

million, in addition to such amounts, if any, to be paid by the insurers in accordance with its insurance policy, as exist from time to time, for causes covered by such indemnification policies. The General Meeting also approved an exemption from liability in respect to any damage caused to the Company by breach of duty of care by officers and directors.

(3)	Within the framework of the agreement for selling the Company plant, as described in Note 21, the Company undertook to indemnify the purchasers for any losses incurred in connection with, and as a result of, the liabilities not acquired by them, (including those arising from environmental matters, employee benefits (including subcontractor and workers of manpower agencies), breach of the contract signed for the leasing of land from the Israel Lands Administration, taxes due for the transfer of the rights in the lands to purchasers, that apply to the Company, etc.) and income-tax liability incurred by the plant up to December 31, 2002. Some of these liabilities are limited in amount while others are not; some are for a 24-month period while others are for unlimited periods of time. In any event, the total indemnification will not exceed $4 million, other than the liabilities pertaining to environmental matters.

(4)	On January 2003, the Company received a letter from one of the insurers ("the Insurer") of EIL, EMI and the Company (the "Insured Companies"), that provides insurance to the Insured companies including insurance pertaining to the representative claim described in item b(1) above.

In this letter, the Insurer made certain allegations against the Insured Companies, including, inter alia, that the Insured Companies breached their disclosure duties under Section 6(a) to the Insurance Contract Law, 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the "Policy"), effective as of July 1999 (the "Additional Cover"), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the "Replacement Cover"). The letter states that the Policy, Additional Cover and Replacement Cover issued by the Insurer will be cancelled unless the Insured Companies indicate that circumstances were different than those described in the letter. The Company's legal counsel sent a reply on behalf of EIL, EMI and the Company on March 20, 2003, in which the allegations of the Insurer were rejected. As of the date of the issuance of the financial statements the Company has not received an answer from the Insurer to this letter.

However, the parties are currently negotiating to reach a settlement.

D.	Liens and collaterals

(1)	To secure a credit of approximately NIS 310 million that the Company received from a bank in Israel, the Company undertook to comply with covenants which include, inter alia, an undertaking to the bank regarding the maintenance, during the period the credit, of a minimum ratio of the Company's shareholders' equity to its total assets.

In addition the Company pledged in favor of the bank B.H. shares and shares of subsidiaries (first or second degree) owned by it as demanded by the bank. In addition, the Company undertook not to create charges (current and/or fixed of any degree) in favor of third parties on its existing or future assets, without receiving the bank's approval (excluding charges on new assets and/or projects — in favor of the party financing the acquisition and/or execution and/or in the event of refinancing). The Company also undertook to provide additional collateral, as detailed in the agreement, including: first or second tier charges on assets and rights, that it will purchase with the proceeds of all advances provided to it in the framework

Elscint Limited

Notes to the Consolidated Financial Statements

Note 16 — Commitments, Contingencies and Liens on Assets (Continued)

of a credit line. Should the Company not comply with the financial covenants in whole or in part, or upon the occurrence of certain events specified in the agreement, the bank will be entitled to demand immediate payment of these credits.

(2)	S.C. Bucuresti Turism SA ("Bucuresti")

In order to secure borrowings of $ 28 million from a bank that the controlling shareholder in Domino ("BHEE") obtained, to finance its investment in Bucuresti, the Company granted a first-tier lien on a bank deposit of $ 15 million and on the rights and income deriving from it. In addition, BHEE granted a fixed lien on the Domino shares that it owns and a floating lien on all of Domino's assets and a lien on the Bucuresti shares. The Company undertook to grant a lien on BHEE shares that it owns and a floating lien on BHEE's assets. The bank received a commitment that no changes in the company's ownership and control structure would take place throughout the entire credit term. In addition, the Company provided a guarantee, unlimited in time or amount, to secure BHEE's bank loans. The bank restricted its right to realize this guarantee, by linking it to the terms of the realization of the Bucuresti shares owned by Domino (except for certain instances stipulated in the agreement).

(3)	Project in the framework of Bank-loans agreements

(a)	As security for consolidated subsidiaries agreements with banks in regard to loans for the construction and/or acquisition and/or operation of hotels and/or the commercial center ("Project Companies") for a total of NIS 933 million, the financing banks were granted first or second liens (fixed and/or floating) on their assets (including rights in real estate and the rights in the projects in respect of which the loans were granted), on goodwill and on other intangible assets, on their rights under agreements by which they are bound (including lease, operation and management agreements), on the assignment of rights under insurance policies, and more. Additionally, the shares of the Project Companies were pledged in favor of these banks.

The loans received by the Project Companies from their shareholders and/or any existing or future rights in those companies are subordinated to the bank loans. Additionally, no payment may be made to the shareholders (including dividends but excluding amounts in respect of the management of the projects) until after the current payments to the banks have been secured and other conditions have been fulfilled.

In certain loan agreements the borrowing companies undertook to comply with financial and operational covenants, for the duration of the credit period such as: meeting certain performance targets by specific dates (e.g., rental scope), minimum debt cover ratio, ratio of loan to value of the pledged asset, limitations on the interest rate, minimum cash balances for current operations, ratio of equity to project cost, ratio of net profit to current bank debt, occupancy rate, average room rate or average price per square meter, etc.

In certain cases, the Project Companies undertook towards the bank not to dispose of the secured assets and not to sell, transfer or lease any material part of their assets without the financing bank's consent. In certain cases, those Project Companies undertook not to make changes in the holding structure of the Project Company and/or not to amend its documents of incorporation, without the bank's authorization; not to perform material transactions specified in the agreement, such as: share issues, transactions with related parties, transactions outside the ordinary course of business, without the bank's consent; limitations on the scope of the project and/or on obligations which the Project Company is permitted to accept from third parties; likewise, any loan

Elscint Limited

Notes to the Consolidated Financial Statements

Note 16 — Commitments, Contingencies and Liens on Assets (Continued)

taken by the Project Company and/or guarantee provided by it to third parties will be subject to the bank's authorization.

(b)	Regarding certain projects of the B.H. Group, the Company guarantees the fulfillment of their obligations under the loan agreements up to an amount equivalent to a percentage of the amount of the loan received or a percentage of the cost of construction of the project, as the case may be. The maximum guarantee (as of the date of completion of the projects) is estimated at 6.2 million pounds sterling (NIS 48.7 million). As of December 31, 2003, the guarantee amount to 4.0 million pounds sterling (NIS 31.4 million).

(4)	As security for a credit line provided to a supplier of Astrid Park Plaza N.V. ("AP") by a local bank, AP deposited with the bank Euro 894 thousand (approximately NIS 4,947 thousand).

Note 17 — Share Capital

A.	Share capital

	December 31, 2003			December 31, 2002
	Authorized	Issued *	outstanding	Authorized	Issued **	Outstanding
Number of ordinary shares of NIS 0.05 par value	24,000,000	17,412,143	16,690,643	24,000,000	17,424,643	16,690,643

*	Net of 81,000 incentive shares which were returned to pool.

**	Net of 68,500 incentive shares which were returned to pool.

B.	Incentive shares

In October 2001, the Company approved an issuance of up to 850,000 ordinary shares (constituting 5% of the Company's issued and outstanding shares) to directors and employees of the Company, and also employees of the Europe Israel Group, which provide services to the Company.

On December 14, 2001 the Company granted, through a trustee, 365,000, 357,500 and 80,000 shares to directors of the Company, employees of the Company and employees of EIL, respectively.

The vesting of the options will occur ratably over a two or three years period (50% or 33% of the shares will be released at the end of each year) from the allotment date and subject to the recipients' continued employment, however, immediate vesting will arise upon a termination of employment entitling the recipient to severance payment. In consideration of each share, the recipients will pay an amount equal to the closing price of the Company's shares on the last day of trading prior to issuance (NIS 15.65 per share). These shares have not yet been registered for trade in the U.S.

To finance payment of the incentive shares, the Company lent the recipients an amount equal to the full acquisition price of the shares, bearing interest at 6% per annum and repayable after 5 years from the date of grant not eligible for early repayment. This loan is presented offset from the shareholders' equity. The shares will be used as the sole security for repayment of the loan.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 17 — Share Capital (Continued)

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

Incentive shares activity during the year is as follows:

	Year ended December 31,
	2003	2002
	Number of ordinary shares
Balance of incentive shares at beginning of year	734,000	777,500
Returned to pool	(12,500)	(43,500)
Balance of incentive shares at end of year	721,500	734,000
Vested	580,667	296,583
Not yet vested	140,833	437,417

C.	In December 2003 the Company approved a plan for an issuance of up to 116,000 options to directors and officers in the Company.

The Company has granted 50,000 options, for no considerations, under Section 102 to the Israeli Income Law (Capital Course) with an exercise price equal to the price of the Company shares during the 30 days preceding the day of granting. The vesting period of the option will occur in 2004 and 2005 (50% in each year).

D.	In November 2003 the Company's Board of Directors approved a plan for the purchase of the Company's shares in the period commencing in December 1, 2003 through December 31, 2004 for a total amount of $3 million.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 18 — Additional Information In Respect of Statement of Operations Items

		Year ended December 31,
		2003	2002	2001
		Adjusted NIS (thousands)
A.	Revenue from hotels operations and management
	Rooms	123,640	134,770	92,534
	Food and beverage	43,769	49,800	36,075
	Rental of commercial areas	9,421	6,241	5,423
	Other services	12,375	15,868	5,191
		189,205	206,679	139,223
B.	Cost of hotel operation and management
	Salaries, wages and employee benefits	65,033	69,989	50,134
	Food beverage and other hotels consumption	12,516	17,259	13,812
	Other hotels operation expenses	50,752	45,959	31,905
		128,301	133,207	95,851
C.	Cost of hotel leasing
	Depreciation	2,994	—	—
	Other operation expenses	516	—	—
		3,510	—	—
D.	Cost of commercial and entertainment center
	Salaries, wages and employee benefits	971	—	—
	Operation expenses	9,965	—	—
	Depreciation and amortization	11,039	—	—
		21,975	—	—
E.	Cost of long-term contracts
	Sub contractor	—	1,392	6,465
	Salaries, wages and employee benefits	—	—	810
	Other	—	—	36
		—	1,392	7,311
F.	Hotels' depreciation, amortization and operating expenses
	Depreciation and amortization	32,014	34,651	19,108
	Operation expenses	18,418	26,852	12,442
		50,432	61,503	31,550
G.	Selling and marketing expenses
	Salaries, wages and employee benefits	389	—	—
	Advertising and marketing	4,861	—	—
	Depreciation and amortization	3,632	—	—
	Other	66	—	—
		8,948	—	—

Elscint Limited

Notes to the Consolidated Financial Statements

Note 18 — Additional Information In Respect of Statement of Operations Items (Continued)

		Year ended December 31,
		2003	2002	2001
		Adjusted NIS (thousands)
H.	General and administrative expenses
	Salaries, wages, employee benefits and director's fees	13,790	13,720 *	9,326
	Professional expenses	6,407	7,351	7,812
	Office, rental and maintenance	2,392	1,294	1,900
	Depreciation and amortization	772	748	1,142
	Other	5,994	8,461	5,610
		29,355	31,574	25,790
	______________ * Including dividend in the amount of NIS 2,483 thousands.

I.	Finance (expenses) income — net
	Short-term credits	(60,998)	(54,323)	(38,895)
	Long-term debts	22,177	(6,566)	(46,689)
	Deposits and cash equivalents	(17,419)	21,144	87,591
	Marketable securities	781	(329)	848
	Other	(5,189)	(5,481)	(1,791)
	Financing income (expenses) incurred	(60,648)	(45,555)	1,064
	Financing (income) expenses capitalized (i)	(7,344)	22,561	56,927
	Financing expenses charged to foreign currency translation adjustments	26,730	35,799	7,102
		(41,262)	12,805	65,093
	(i) The annual capitalization rate applicable to the non-specific borrowing cost	(6.3%)	4.5%	14%

J.	Other expenses, net
	Gain from sale of Algotech shares (i)	24,712	—	—
	Gain from realization of monetary balances of capital nature (ii)	5,831	—	—
	Decrease in value of investments and loans not of a temporary nature	(1,155)	(3,936)	(12,759)
	Impairment of fixed assets (iii)	(42,557)	(16,019)	—
	Loss from sale of fixed assets, net	(1,012)	(168)	(473)
	Management fees	—	—	319
	Others, net	(1,995)	(1,379)	(201)
		(16,176)	(21,502)	(13,114)

Elscint Limited

Notes to the Consolidated Financial Statements

Note 18 — Additional Information In Respect of Statement of Operations Items (Continued)

(i)	In November 2003 a transaction was concluded in the framework of which the Company sold to a third party its entire holdings (16% fully diluted) in Algotech Systems Ltd. ("Algotech"), in consideration of approximately NIS 35.0 million. Part of the consideration, amounting to NIS 6.0 million, is deposited in escrow for periods of up to 12 months, as security for possible adjustments to the proceeds, to be included in the statement of operations in 2004, concurrently with the receipt of the proceeds from the escrow account. The financial statements for 2003 include a gain of NIS 24.7 million on this sale.

The Company is a formal party to a claim filed by a number of employees who are shareholders in Algotech, against the majority shareholder in that company, in the framework of which the court issued an injunction preventing the transfer of funds from Algotech to that shareholder. No relief was requested against the Company, and the injunction does not relate to it and does not prevent the transfer to it of funds received in consideration for the sale. Management estimates that this claim will not have an effect on the Company's assets. At the same time, it is not possible at this stage to assess the implications, if any, which this claim may have on the amount and timing of the completion of the consideration that is deposited in escrow in favor of the Company, as indicated above.

(ii)	In June 2003 a proportionately consolidated subsidiary of the company, Shaw Hotel Holding B.V. (SHH), entered into refinance loan agreement in respect of the Shaw Hotel in England. SHH has used the excess credit facilities as a repayment of shareholders' loans previously provided to it.

As a result, the Company has realized the previously recorded foreign currency translation adjustments attributed to these shareholders loans.

(iii)	See note — 9 C.

K.    Earning per share

(1)	Data used in the computation of basic earning per ordinary share (NIS 0.05 par value):

	Year ended December 31,
	2003	2002	2001
	Adjusted NIS (thousands)
Net (loss) income from continuing operations	(79,345)	(26,705)	22,961
Net income from discontinuing operations	12,972	88,983	33,935
Weighted number of ordinary shares (NIS 0.05 par value)	16,690,643	16,690,643	16,690,643

(2)	Data used in the computation of diluted earnings per ordinary share (NIS 0.05 par value):

Net (loss) income from continuing operation	*	(28,810)	*
Net income from discontinuing operation	*	88,983	*
Weighted number of ordinary shares (NIS 0.05 par value)		17,424,643

        (*) Anti diluative

(3)	In order to examine the like hood exercise of convertible securities, the present value of these securities was computed according to a discount rate of 5% (2002 – 8%, 2001 – 4%) for NIS (unlinked) denominated securities.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 19 — Transactions With Related Parties

A.    Balances with interested and related parties

	December 31,	December 31,
	2003	2002
	Adjusted NIS (thousands)
Assets
Other receivables	3,945	5,629
Assets related to discontinued operations	9,861	8,391
Liabilities
Accounts payable — trade	4,276	—
Accrued liabilities and deferred income	1,861	5,066
Liabilities related to discontinued operations	—	324

B.    Transactions with related parties

(1)	Consist of the following:

	Year ended December 31,
	2003	2002	2001
	Adjusted NIS (thousands)
Continued operations:
Revenue from long-term contracts	—	1,509	10,028
Management fees income	—	—	319
Financing income, net	—	—	333
Benefits including salary and related costs to interested parties	3,696	5,561	2,476
Participation in expenses	4,126	3,982	2,995
Cost of construction of the commercial and entertainment center (i)	154,039	—	—
Discontinued operations:
Sales	—	—	960
General and administrative expenses	—	—	2,498
Finance income	—	—	3,529
Other income	—	1,729	(3,529)

(i)	In respect of an agreement signed between a consolidated subsidiary (S.L.S.) and a company in Control Centers Group. The agreement was approved by the Company's shareholder meeting and the closing of the agreement took place in June 2003.

As of the date of the approval of the financial statement, the construction works, in accordance with the agreement, was completed.

As of December 31, 2003, there is a guarentee for the quality of the work in the amount of $ 1.6 million, received by SLS from Control Centers.

The receipt of approval regarding completion of the project is contingent upon the local authorities receiving a bank guarantee as security for the payment of betterment tax in the amount of $ 1 million. The legal liability to make this payment is being discussed in an arbitration process between Marina Herzlia Limited Partnership Ltd. (a company of the Control Center Group) and the local authority. Management of SLS, on the basis of an opinion of its professional advisors on this matter, evaluates that it will not incur any significant costs in respect thereto.

Elscint Limited

Notes to the Consolidated Financial Statements

B.    Transactions with related parties (cont'd)

(2)	As for shares and options allotted to interested parties — See Notes 17 B and 17 C.

(3)	The directors and officers of the Company are covered by insurance of up to $ 40 million within the framework of a joint insurance policy valid through October 2004 for the EIL Group companies. The Company bears 33% of the insurance cost.

(4)	Indemnification to directors- See Note 16 C (2).

(5)	In September 2000 EIL acquired "Run off" coverage for itself, EMI and the Company, up to a limit of $ 20 million beyond the coverage of $ 40 million included in the additional policies, through September 2006. The premium for this coverage would be $ 810 thousand for the entire six years (33% for each company). This insurance covers officers in respect of events occurring prior to this date so long as unreported and unknown in May 1999.

(6)	B.H. receives, from time to time, aviation services from Jet Link Ltd. (a company controlled by Control Centers) in exchange for a payment based on the latter's price list, net of a discount of 5%.

(7)	The Company leases office space from Control Centers at market prices.

(8)	The Group companies carry out credit, deposits and security portfolio management transactions with a bank, which is an interested party in the Company. Since these transactions are carried out during the ordinary course of business and under customary market terms and conditions. The related balances and transactions have not been separately presented and no disclosure has been provided in the financial statements.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 20 — Business Segments

A.     Data regarding business segments

	Hotels	Commercial and entertainment center	Hotel Lease	Venture capital investments	Consolidated
	2003	2003	2003	2003	2003
	Adjusted NIS (thousands)
Revenues	189,205	20,106	13,495	—	222,806
Operating income (loss)	(510)	(15,526)	9,985	(2,176)	(8,227)
Unallocated expenses					(15,791)
Total operating loss					(24,018)
Finance expenses, net					(41,262)
Other expenses, net					(16,176)
Loss before income taxes					(81,456)
Tax benefits					(8,384)
Loss after income taxes					(73,072)
The Company's share in loss of affiliated company	—	—	—	(7,019)	(7,019)
Minority interest in loss of subsidiary, net					746
Loss from continuing operations					(79,345)
Net income from discontinuing operations					12,972
Net loss					(66,373)
Supplemental information
Capital investments	173,744	214,560	2,186	—
Depreciation	34,619	14,938	2,994	17
Impairment (included in other expenses)	25,757	14,660	—	—
Identifiable assets	(i) 1,290,092	640,874	119,979	34	2,050,979
Investment in affiliated company	—	—	—	24,340	24,340
Unallocated assets					373,130
					2,448,449
Identifiable liabilities	53,147	16,277	7,718	431	77,573
Unallocated liabilities					1,424,678
					1,502,251

(i)	In respect of assets under construction — See Note 9.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 20 — Business Segments (Continued)

	Hotels	Commercial and entertainment center	Venture capital investments	Other	Consolidated
	2002	2002	2002	2002	2002
	Adjusted NIS (thousands)
Revenues	206,679	—	—	1,509	208,188
Operating income (loss)	20	—	(3,857)	(390)	(4,227)
Unallocated expenses					(17,034)
Total operating loss					(21,261)
Finance income, net					12,805
Other expenses, net					(21,502)
Loss before income taxes					(29,958)
Tax benefits					(5,221)
Loss after income taxes					(24,737)
The Company's share in loss of affiliated company	—	—	(2,847)	—	(2,847)
Minority interest in loss of subsidiary, net					879
Loss from continuing operations					(26,705)
Net income from discontinuing operations					88,983
Net income					62,278
Supplemental information
Capital investments	51,114	118,470	4,801	—
Depreciation	36,583	—	65	11
Impairment (included in other expenses)	16,019	—	—	—
Identifiable assets	(i) 1,192,190	448,392	1,346	—	1,641,928
Investment in affiliated company	—	—	31,897	—	31,897
Unallocated assets					723,459
					2,397,284
Identifiable liabilities	52,702	—	576	3,163	56,441
Unallocated liabilities					1,338,689
					1,395,130

(i)	In respect of assets under construction — See Note 9.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 20 — Business Segments (Continued)

	Hotels	Commercial and entertainment center	Venture capital investments	Other	Consolidated
	2001	2001	2001	2001	2001
Revenues	139,223	—	—	10,028	149,251
Operating income (loss)	4,399	—	(3,980)	2,493	2,912
Unallocated expenses					18,123
Total operating loss					(15,211)
Finance income, net					65,093
Other expenses, net					(13,114)
Income before income taxes					36,768
Income taxes					5,383
Income after income taxes					31,385
The Company's share in net loss of affiliated companies	—	—	(9,712)	—	(9,712)
Minority interest in loss of subsidiary, net					1,288
Net income from continuing operations					22,961
Net income from discontinuing operations					33,935
Net income					56,896
Supplemental information
Capital investments	322,353	74,293	23,425	—
Depreciation	19,389	—	64	87

Elscint Limited

Notes to the Consolidated Financial Statements

Note 20 — Business Segments (Continued)

B.    Segments classified by geographical markets

	Revenues
	Year ended December 31,
	2003	2002	2001
	Adjusted NIS (thousands)
Western Europe	181,668	170,326	107,774
Eastern and Central Europe	19,250	34,725	30,374
Israel	20,106	1,509	10,028
Others	1,782	1,628	1,075
	222,806	208,188	149,251

	Identifiable assets		Capital investment
	2003	2002	2003	2002	2001
	Adjusted NIS (thousands)		Adjusted NIS (thousands)
Western Europe	1,140,612	950,095	159,784	40,668	149,774
Eastern and Central Europe	264,396	234,109	16,141	10,397	169,908
Israel	665,248	485,969	214,559	123,271	100,389
Others	5,063	3,652	6	49	—
	2,075,319	1,673,825	390,490	174,385	420,071

C.	Regarding discontinuing operation of the sub-assemblies and component segment — See Note 21.

D.	Supplemental information regarding the main investment in the Hotel's segment

(1)	Thirty-five percent of the share capital of SHH (the company holding the ownership interest in the Shaw Hotel in London) is held by B.H., 35% is held by the Red Sea Hotels Group, and the balance (30%) by another corporation (the "Shareholders"). The Shareholders and the companies controlled by them are bound by an agreement that sets forth, among other things, the terms of holding SHH shares (including voting rights and the right to appoint directors).

Through March 31, 2003, the management company held an option to receive shares amounting to 10% of the share capital of SHH (5% each from the holdings of B.H. and of a company from the Red Sea Hotels Group), in consideration for its participation in 10% of all the Shareholders' investments (10% of the principal amounts of all shareholder loans plus interest at a rate of 8% per annum) up to the date of exercise the option. The parties reached an agreement regarding the expiry of the option on March 31, 2003. Concurrently, the parties established a mechanism according to which the management company is entitled to 10% of the "excess available funds" over the amount of its required investment in SHH.

The management company will be entitled to receive the full beneficial rights relating to 10% of the rights deriving from all of the issued and paid-up shares of SHH, to be held on its behalf, jointly, by B.H. and by a company from the Red Sea Hotels Group.

The legal rights as well as the voting rights in the shares will be retained by the registered shareholders. As a result, the Company's effective holding rate in SHH has decreased to 30%. The management company is entitled at any time to request the conversion of its beneficial rights into shares with identical rights to those held by the registered shareholders, subject to

Elscint Limited

Notes to the Consolidated Financial Statements

D.	Supplemental information regarding the main investment in the Hotel's segment (Continued)

the investment of its proportion in SHH, the consent of the rest of the SHH shareholders and the consent of the banks financing the hotel.

The management company is vested, in addition, with ownership rights at a rate of 5%-10% (excluding voting rights) in several corporations, which are held by B.H. jointly with a company from the Red Sea Hotels Group.

(2)	B.H. holds, through a wholly owned and controlled company incorporated in Romania ("Domino"), 70% of SC Bucuresti Tourism S.A. ("Bucuresti"). Bucuresti owns a complex including a hotel, an apartment hotel, commercial areas and a restaurant, situated in the center of Bucharest, Romania ("the Bucuresti Complex"). Bucuresti was purchased through a privatization tender published by the State Ownership Fund of the Romanian government ("SOF"). The tender procedure was approved by a decision of the Supreme Court of Romania. The cost of the acquisition of the rights in the complex (including related costs of the purchase) totaled NIS 187 million.

The acquisition of most of the rights in Bucuresti was carried out within the framework of a memorandum of understanding ("MOU") for the establishment of a joint venture in which 80% of the rights were to be held by B.H. and 20% of the rights by an unrelated third party ("Third Party Shareholder"). Based on the terms of the MOU, B.H. is entitled to receive 100% of Domino's profits to be distributed as dividends up to an aggregate amount of $2 million. Income above this amount will be distributed according to the ratio of holdings (80%: 20%). In addition, B.H. has a Put Option to demand that the Third Party Shareholder increase its percentage shareholding (in accordance with the cost of the full investment) from 20% up to 50% for the period and on the conditions as will be agreed between the parties. The parties undertook to finance the renovation of the hotel, should this be required. Should one of the parties not provide the financing in proportion to its share, its holdings will be diluted based on the formula to be agreed.

As a result of a breach of agreements and commitments by the Third Party Shareholder B.H. announced the cancellation of all of the agreements and concurrently B.H. and its subsidiary filed a suit against the Third Party shareholder for all damages caused to them due to the latter's breach of contracts and commitments. Prior to filing the claim, B.H. withheld the shares of the Third Party Shareholder in BHEE as security for compliance by the Third Party Shareholder with its obligations. As a result of the cancellation of agreements and the filing of the lawsuit, the Company believes, based on advice of its legal counsel, it is not required to transfer the withheld shares, so that formally B.H. is, therefore, on the issuance date of financial statements, the owner of 100% of the capital and voting rights (indirectly) in Domino. B.H.'s formal percent holding in Domino does not have an effect on the results of operations of B.H. for the reported periods and/or on the amount of its shareholders' equity as at December 31, 2003.

BH filed a monetary claim against the Third Party Shareholders for noncompliance with the indemnity conditions, in the framework of which attachments were imposed on the Third Party assets. In February 2003, the Third Party Shareholders filed a statement of defense against the suit. The dispute between the parties was referred, by consent, to a mediation proceeding, which had still not concluded on the date of the financial statements approval.

For information concerning legal actions filed in connection with the purchase and ownership of Bucuresti's shares, and the real estate owned by it — See Note 16(B)(4).

Elscint Limited

Notes to the Consolidated Financial Statements

D.	Supplemental information regarding the main investment in the Hotel's segment (Continued)

Bucuresti shares are traded on the Romanian stock exchange. The value of B.H.'s holdings in Bucuresti shares, based on the price of a Bucuresti share as of December 31, 2003, amounts to NIS 24.3 million, and their book value as of that date amount to NIS 187 million.

Note 21 — Discontinuing Operations Disclosure

A.	On December 31, 2002 the Company sold to a third party (on the basis of an agreement signed on November 13, 2002), all the manufacturing, assembling, engineering and integrating of assemblies and sub assemblies (mainly for medical imaging equipment) which were preformed through its Maalot facility in northern Israel ("the plant"). According to the agreement the company sold to the purchaser the plant's assets as defined in the agreement. In addition the purchaser assumed certain liabilities in respect of the plant's except liabilities for claims and disputes that arise out of facts and circumstances which accrued or arose prior to the closing date of the transaction as defined in the agreement. The proceeds were determined based on the net book value of the plant as of December 31, 2002 plus goodwill in fixed amount. Regarding an indemnity that the purchaser received from the company — See Note 16 C (3).

Upon completion of the transaction the activity of the Company in the sub-assemblies and components segment, in particular, and in the medical imaging area, in general has been discontinued. As a result, the assets and liabilities, which relate to the discontinuing operation, were included in separate categories in the balance sheet "assets/liabilities relating to discontinuing operation". In addition, the transactions and cash flows relating to the aforesaid operation were included in a separate category in the statement of operations "income from discontinuing operation" and in the statement of cash flows "cash flows related to discontinuing operation", respectively.

The corresponding amounts in the statement of operations reflect primarily settlements or resolution of lawsuits and/or claims relating to the Medical Imaging and sub-assemblies and component businesses and their ultimate sale by the Company.

B.	Following is the breakdown of assets, liabilities, income and expenses relating to discontinuing operations:

	December 31, 2003	December 31, 2002	Convenience translation (Note 2A) December 31,
			2003
	Adjusted NIS (thousands)		U.S.$ (thousands)
Current assets (other receivables and debit balances)	3,026	102,795	691
Long-term receivables and investment	13,202	9,188	3,015
	16,228	111,983	3,706
Current liabilities (other creditors and provisions)	82,166	108,152	18,764
Long-term Liabilities	51	317	11
	82,217	108,469	18,775

Elscint Limited

Notes to the Consolidated Financial Statements

Note 21 — Discontinuing Operations Disclosure (Continued)

	Year ended December 31,			Convenience translation (Note 2A)
				December 31, 2003
	2003	2002	2001
	Adjusted NIS (thousands)			U.S.$ (thousands)
Revenue	—	422,056	393,366	—
Cost of revenue	—	370,148	360,187	—
Gross profit	—	51,908	33,179	—
Selling and marketing expenses	—	1,075	962	—
General and administrative expenses	—	8,580	12,165	—
Operating income	—	42,253	20,052	—

Finance income (expenses), net	6,463	(5,625)	(15)	1,476
Other income, net	6,509	15,206	13,898	1,486
Gain from sale of business	—	37,149	—	—
Net income related to discontinuing operations	12,972	88,983	33,935	2,962

Elscint Limited

Notes to the Consolidated Financial Statements

Note 22 — Financial Instruments

A.	Fair value of financial instruments

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

The fair value of trade accounts receivable, deposits and long-term liabilities is ordinarily based on the present value of future receipts and disbursements, discounted by the interest rate applicable to the Company's lending or borrowing activities under similar terms as of the balance sheet date, and it is not less than as presented in the financial statements.

As for the presentation of long-term balances not under market conditions - See Note 2 K.

Derivative financial instruments having an active market were valued based on market value.

B.	Assets included in investment and loans that their fair value differs from the value presented in the balance sheet are as follows:

	December 31, 2003
	Adjusted NIS (thousands)
	Carrying amount	Fair value
Permanent investments in parent company marketable securities	40,290	26,435

C.	Concentration of credit risks

Cash and deposits in Israel and abroad are deposited in banks.

Investments in marketable securities, are exposed to market-price fluctuation. Such changes may have an impact on the value of these investments upon realization.

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

D.	SHH has entered into a swap transaction with a bank (which granted it a variable-interest bearing loan for financing the acquisition of a hotel), in the framework of which the interest on a loan, in which the Company's share amounts to 17 million Pound Sterling (NIS 126 million), will be fixed at 5.8% per annum. The swap transaction and the loan are valid until 2027. The Company share in the fair value of the transaction as of December 31, 2003, based on the market valuation of transactions similar to this one (including all its terms), amount to 0.5 million pounds sterling (NIS 3.7 million).

E.	Interest and exchange rate risks — See Notes 3,4,7,11,13.

Note 23 —	Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements

A.	The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States ("U.S. GAAP"), as follows:

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 —	Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (Continued)

1.	Effect of inflation

In accordance with Israeli GAAP:

The consolidated financial statements of the Company are presented in adjusted New Israeli Shekels (NIS). For the basis of presentation and principles of the adjustment - see Note 2.A.

For the new Israeli accounting standard (No. 12) regarding discontinuance of adjustment of financial statements - see Note 2.T.1.

In accordance with U.S. GAAP:

The financial statements should be expressed in nominal historical terms.

The effect of this difference between measurement on the adjusted basis and on the basis of historical terms is not required to be included in the reconciliation to the U.S. GAAP financial statements.

2.	Jointly controlled companies

In accordance with Israeli GAAP:

In accordance with the provisions set forth in Opinion No. 57, issued by the ICPAI, jointly controlled companies are included, in the consolidated financial statements, in accordance with the "proportionate consolidation method".

In accordance with U.S. GAAP:

Investments in jointly controlled companies are accounted for by the "equity method".

Use of proportionate consolidation does not have any effect on the net profit/loss and/or the shareholders' equity. Differences in classifications or display of items in the balance sheet, in the statement of operation and in the statement of cash flow, that result from using proportionate consolidation, is not required to be included in the reconciliation to the U.S. GAAP financial statements. However, summarized data regarding reporting differences between the proportionate consolidation method and the equity method, is provided in B.4. below.

3.	Deferred taxes

(a)	Deferred taxes in respect of inflation adjustments

In accordance with Israeli GAAP:

Deferred taxes in respect of inflation adjustments to fixed assets are provided only to the extent that such fixed assets are depreciated over a period not exceeding 20 years.

In accordance with U.S. GAAP:

Deferred taxes are provided on all such inflation adjustments, to the extent that they are temporary differences, regardless of the period through which they will be depreciated or when they will be deductible for tax purposes.

(b)	Deferred taxes in respect of acquisition of a subsidiary.

In accordance with Israeli GAAP:

Deferred taxes are recorded for differences between the fair value at the acquisition date and the book value of identifiable assets and liabilities of subsidiaries upon

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 —	Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (Continued)

acquisition of the investment therein, except for assets for which depreciation is not allowable for tax purposes (e.g. land and similar assets).

In accordance with U.S. GAAP:

Deferred taxes are recorded for the differences mentioned in the preceding paragraph.

4.	Marketable securities

In accordance with Israeli GAAP:

Israeli GAAP divides marketable securities into two categories:
Investments in marketable securities, designated by management for sale in the short term, are included in current assets at their market value at the balance-sheet date. Changes in value are charged to the statement of operations, as incurred. Investments in marketable securities not designated by management for sale in the short term and which are not part of the company's liquid resources, are presented at cost, except when, in the opinion of management, a decline in value, not of a temporary nature, exists. See also Note 2D above.

In accordance with U.S. GAAP:

SFAS No. 115 divides marketable securities into three categories:

(1)	Marketable securities that are acquired and held principally for the purpose of selling them within the near future, are classified as "trading securities" and are reported at their fair value. Unrealized gains and losses are included in the statement of operations.

(2)	Debt securities that the company has the positive intent and ability to hold to maturity, are classified as "held-to-maturity" securities and are reported at amortized cost.

(3)	Marketable securities not classified as either "held-to-maturity" securities or "trading securities", are classified as "available-for-sale" securities and are reported at their fair value. Unrealized gains and losses are included in a separate item within the shareholders equity, and reported as other comprehensive income.

5.	Investment in parent company's shares

In accordance with Israeli GAAP:

Investment in shares not designated by management for sale in the short term and which are not part of the company's liquid resources, are presented, as an asset, at their cost.

In accordance with U.S. GAAP:

Investments by a subsidiary in the shares of its parent company are treated as "treasury stock" in the subsidiary's books of accounts. Accordingly, such investments are carried at cost and reported as a deduction from the shareholders capital stock (equity) in the balance sheet.

6.	Translation of profit and loss items

In accordance with Israeli GAAP:

The financial statements of an "autonomous foreign entity" (after adjustment to the Consumer Price Index in the country of its respective residence), are translated into NIS, at the exchange rate as of the balance sheet date ("closing rate method"). Commencing January 1, 2004 the accounting treatment will be the same as in accordance with U.S. GAAP (except for an investee in a hyperinflationary enviroment economy) – See below.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 —	Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (Continued)

In accordance with U.S. GAAP:

In accordance with SFAS No. 52, the transactions included in the statement of operations of an "autonomous foreign entity," are translated at the actual transaction rates or the average rate for the period. The difference between the net profit (loss), translated as mentioned above, and the entity's retained earnings which are translated at the exchange rate as of the balance sheet date, is charged directly to the shareholders' equity as cumulative foreign currency translation adjustments.

7.	Pre-opening costs

In accordance with Israeli GAAP:

Pre-opening costs in respect of hotels operations and occupancy, mainly - employee training, testing of systems and preparation of the hotels for opening, operation and occupancy) are stated at cost and are amortized over a three-year period from commencement of full-scale operations.

In accordance with U.S. GAAP:

In accordance with the Statement of Position ("SOP") 98-5. "Reporting on the Costs of Start-up Activities", all non-governmental entities expense costs of start-up activities (pre-opening, pre-operating and organizational costs), are expensed as incurred.

8.	Venture capital investments

In accordance with Israeli GAAP:

Venture capital fund's investments in venture capital investments, are presented according to their cost less a provision for impairment, if necessary.

In accordance with U.S. GAAP:

Venture capital fund investments are presented at fair value.

9.	Capitalization of finance costs

In accordance with Israeli GAAP:

The amount of finance costs to be capitalized for qualifying assets, is intended to be that portion of the finance cost in real terms, including exchange rate differences, incurred during the assets' construction period.

In accordance with U.S. GAAP:

Finance costs, which are eligible for capitalization for qualifying assets, include only interest costs, and do not include exchange rate differences (gains or losses).

10.	Implementation of the equity method

Investment previously accounted for on the cost basis which becomes qualified for use of the equity method, due to an increase in the level of ownership as a result of acquisition of additional voting stock of the investee by the Company or due to a change in investor's status because of no longer meeting the applicable Venture Capital Investment Fund conditions, is treated as follows:

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 —	Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (Continued)

In accordance with Israeli GAAP:

(1)	The company (the Investor) should implement the equity method only from the date the investment becomes qualified for use of the equity method (i.e. from the date the change has occurred) and thereafter. Restatement of previous years' data, presented within the financial statements, is not required or permitted.

(2)	Goodwill is amortized periodically over its respective estimated useful life, and is reviewed periodically, for impairment.

(3)	The increase in the Company's share of the net asset value of an investee, which is a development stage company, as a result of an issuance of shares by the investee to third parties, is recorded as deferred income, which is charged to the statement of operations over a three year period or up to the Company's share in investee's losses during the relevant period, whichever is higher, on an cumulative basis.

In accordance with U.S. GAAP:

(1)	The investment, results of operations (current and prior periods presented) and retained earnings of the company, should be adjusted, retroactively, by applying accounting of a step-by-step acquisition of the investee's stock.

(2)	Goodwill related to equity method investees was amortized until January 1, 2002, and from that day on the remainder of goodwill was ceased being amortized but is tested for impairment under the provisions of APB 18.

(3)	The increase in the Company's share in the development stage investee's net asset value is charged directly to shareholders' equity.

11.	Provision for impairment loss of long lived assets

Impairment loss on real estate assets used in operations or under construction, when indicators of impairment are present.

In Accordance with Israeli GAAP:

The assessments of the need for recording on impairment loss regarding long lived assets, is based, as from January 1, 2003, on its estimated net selling price or the estimated value in use, based on discounted cash flows expected to be generated by those assets, whichever is higher ("recoverable amount") and to the extent that the carrying amount of the asset exceeds its recoverable amount (through December 31, 2002. — no GAAP differences).

In accordance with U.S. GAAP:

The assessment of the need for recording an impairment loss regarding long lived assets, is based on undiscounted future cash flows expected from the holding and use of these assets in accordance with SFAS 144 ("Accounting for the Impairment or disposal of Long-Lived Assets").

12.	Investment in investee companies

(a)	Realization of capital reserve from translation adjustment as a result of impairment loss recognition

In accordance with Israeli GAAP:

According to the provisions of Opinion 68 of the ICPAI (which were in force through December 31, 2002), if there is a decline in the fair value (not of a temporary nature) of

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 —	Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (Continued)

an investment in an investee company (including subsidiaries), a provision for the decline in value is provided. If the investee company is a foreign autonomous entity, the provision provided was charged (through December 31, 2002) directly against any credit balance of cumulative foreign currency translation adjustment, previously recorded in respect of this investment. The excess of the required provision over the balance of the cumulative foreign currency translation adjustment was charged to the statement of operations. The provision provided, was attributed, in the consolidated financial statement of the Company, to the subsidiary's assets value.

For the accounting treatment as from January 1, 2003 (the date a new accounting standard regarding "Impairment of assets", become effective in Israel) — see Note 2G above.

In accordance with U.S. GAAP:

(1)	The provision set forth in ABP 18, in respect of provision for a decline in an investment's value refer to investments in affiliated only (not to subsidiaries).

(2)	Capital reserves for translation adjustments are realized only upon sale or upon complete or substantially complete liquidation of an investment in a foreign entity. Realization of such capital reserve as a result of recording a provision for a decline in fair value is prohibited.

(b)	Amortization and test for impairment of goodwill

In accordance with Israeli GAAP:

Goodwill is amortized periodically over its estimated useful life, and is reviewed periodically, for impairment.

In accordance with U.S. GAAP:

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

13.	Capitalization of lease payments during construction period

In accordance with Israeli GAAP:

Lease payments have been capitalized to the cost of the assets.

In accordance with U.S. GAAP:

Lease payments are not capitalized as part of the cost of the asset.

14.	Realization of capital reserve from translation adjustments

In accordance with Israeli GAAP:

Upon realization of an autonomous foreign entity, in whole or in part, through a repayment of an investment-type monetary balance, the accumulated translation adjustment relating to that monetary balance is released to the statement of operations.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 —	Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (Continued)

In accordance with U.S. GAAP:

Capital reserves for translation adjustments are realized only upon sale or upon complete or substantially complete liquidation of an investment in a foreign entity.

15.	Sale of plant — gain recognition

As for the description of the sale of plant — see note 21.A.

In accordance with the Israeli GAAP:

A gain from a sale transaction is recognized only after providing an acceptable level of assurance of the existence and the amount of the gain. Gain generation process is deemed to be culminated when: (i) realized (assets are exchanged for cash or claim to cash) or realizable (ii) the seller has substantially accomplished what it must do in order to be entitled to the benefits represented by the gain. Gain from business' sale transactions should be recognized, generally, when the following conditions have been satisfied: (i) the seller has transferred to the buyer the significant risks and rewards of ownership; (ii) the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the assets/business sold; (iii) any major uncertainties as to ultimate realization of profit have been removed and the amount of the gain can be measured reliably; and (iv) it is probable that the economic benefits associated with the transaction will flow to the seller and the collection of the sale price is reasonably assured. In light of the above mentioned , the gain was recognized in the Company's 2002 financial statements.

In accordance with U.S. GAAP:

Gain from such sale of business should not be recognized unless all consideration was in the hand of the seller at the balance sheet date. Since in the Ma'alot transaction, a significant portion of the cash consideration was, according to the buyer request, deposited in escrow, for future release, in order to secure the potential purchase price adjustments, that may be required (if any), the gain on the sale is recognized, for U.S. GAAP purposes, in the Company's 2003 financial statements.

16.	Derivative financial instruments

In accordance with Israeli GAAP:

Derivative financial instruments that are designated for hedging cash flows are not presented as assets or liabilities.

In accordance with U.S. GAAP:

Derivative financial instruments that are designated for hedging cash flows, are stated, according to FAS No. 133, at estimated fair value. Changes in their fair value during the reporting period are charged, when occurred as capital reserve in the shareholders' equity.

17.	Earnings per share

In accordance with Israeli GAAP:

(1)	Share options and shares issued to employees for consideration of loans, which the sole security for their repayment is the shares granted (that are treated as options), are included in the computation of basic earnings per share only if they are vested and their exercise is considered probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the exercise price of

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 —	Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (Continued)

the options or the present value of the repayment amount of the loans granted for the purchase of such shares, as applicable.

(2)	Share options (including shares for consideration loans, which the sole security for their repayment is the shares granted), which are unvested and whose exercise is not probable, are nevertheless considered as exercised, for the purpose of calculating the diluted earnings per share. In addition to the outstanding shares, whereas the basic earnings are adjusted for "notional interest" resulting out of such option exercise, if their effect is dilutive.

In accordance with U.S. GAAP:

(1)	In accordance with SFAS No. 128, Basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the year, only, without taking into consideration any convertible securities.

(2)	Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, plus the potential dilution of the outstanding options exercisable into shares during the year (including shares issued for consideration of loans, which the sole security for their repayment is the shares granted), using the "treasury stock" method.

18.	Differences regarding issues occurred through December 31, 2000, which have an ongoing impact on current balance sheet items.

(a)	Determination of a foreign entity as "autonomous"

In accordance with Israeli GAAP:

The foreign entity must meet all the conditions stipulated in Interpretation No. 8 to Opinion No. 36 of the ICPAI.

In accordance with U.S. GAAP:

The foreign entity should meet most of the conditions stipulated in SFAS No. 52.

(b)	Transaction between companies under common control - Provision for impairment loss

In accordance with Israeli GAAP:

Fixed assets acquired from the controlling shareholder, are recorded by the Company at their carrying amount in the controlling party's financial statements at the acquisitions date. This carrying amount reflects a provision for a possible decline in the fixed assets' value, that was previously recorded, in anticipation of the transaction and based on the transaction's price, in the financial statements of the controlling party, that were prepared in accordance with Israeli GAAP.

In accordance with U.S. GAAP:

According to SFAS 121 (in effect at the time of that transaction), since estimated future cash flows expected to result from the use of this fixed asset (acquired from the controlling party), within the Group, were not less than the asset's carrying amount, an impairment loss should not be recognized, in accordance with U.S. GAAP. Therefore, the provision was reversed.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 —	Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (Continued)

19.	Recently Issued Accounting Standards

(i)	In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51". The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003. The company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have any impact on the company's consolidated financial position, consolidated results of operations, or liquidity.

(ii)	In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and did not have any impact on the Company's financial statements.

(iii)	In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial statements.

(iv)	In September 2002, the EITF issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21, is effective for the Company for revenue arrangements entered into on or after January 1, 2004. The scope of EITF

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 —	Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (Continued)

00-21 deals with how a company should recognize revenue when it sells multiple products or services to a customer as part of an overall solution. EITF 00-21 provides a framework for determining whether various elements in these types of arrangements involving multiple deliverables should be recognized as each element is delivered or whether amounts should be combined with other undelivered elements and recognized as a single unit.

In general, EITF 00-21 provides the following broad criteria for recognizing revenue in multiple element arrangements: (i) Revenue should be recognized separately for separate units of accounting; (ii) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is complete; and (iii) consideration should be allocated among separate units of measure of accounting in an arrangement based on their relative fair values. The adoption of EITF 00-21, is not expected to have a material effect on the Company's financial position and results of operations.

(v)	In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 104 ("SAB-104") – Revenue Recognition. This SAB revises or rescinds portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting guidance. The principal revisions relate to the rescission of material no longer necessary because of developments outside of the SEC in U.S. generally accepted accounting principles, and the incorporation of certain sections of the SEC's "Revenue Recognition in Financial Statements - Frequently Asked Questions and Answers" document into Topic 13. The adoption of SAB 104 had no impact on the Company's financial position and results of operations.

(vi)	In March 2004 the Emerging Issues Task Force issued EITF No. 03-1 "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments"("EITF 03-1"). EITF 03-1 includes new guidance for evaluating and recording the other–than-temporary impairment losses on debt and equity investments, within the scope of SFAS 115 and other cost method investments, as well as new disclosure requirements. The accounting guidance of EITF 03-1 is effective for years beginning after June 15, 2004, while the disclosure requirements are effective for annual periods ending after June 15, 2004. Although the Company will continue to evaluate the application of EITF 03-1, management does not currently believe that the adoption of EITF 03-1 will have a material impact on its results of operations or financial position.

(vii)	In March 2004, the Emerging Issue Task Force published Issue No. 03-6 "Participating Securities and the Two-Class Method under FASB Statement No. 128. Earning Per Share" ("EITF 03-6"). Statement No. 128 indicates that participating securities should be included in basic earning per share ("EPS"), if the effect is dilutive, using either the two-class method or the if-converted method. EITF 03-6 addresses a number of questions regarding the computation of EPS by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. The issue clarifies how to determine whether a security (other than common stock) should be considered a "participating security" for purposes of computing EPS. EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. The Company is currently evaluating the impact of implementing EITF 03-6 on the consolidated financial statements.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 — Material differences between Israeli GAAP and U.S. GAAP and their effect on the                      Financial Statements

B.	The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements

1.	Statements of operations

			Year ended December 31,
			2003	2002	2001
	Sub- section		Adjusted NIS (thousands)
Net (loss) income from continuing operations as reported according to Israeli GAAP			(79,345)	(26,705)	22,961

Deferred taxes in respect of inflation adjustments	A.3	(a)	(168)	(815)	(1,491)
Deferred taxes in respect of acquisition of subsidiary	A.3	(b)	—	—	(511)
Marketable securities	A.4.		(460)	541	(733)
Translation of profit and loss items	A.6.		3,748	1,956	(108)
Pre-opening costs	A.7.		1,302	3,741	(6,036)
Venture capital investments	A.8.		—	—	1,005
Capitalization of finance costs	A.9.		26,550	(1,847)	(20,083)
Implementation of the equity method	A.10.		919	(6,041)	(3,973)
Provision for impairment loss on long lived assets	A.11.		25,757	—	—
Realization of capital reserve from translation adjustments	A.12	(a)	—	11,702	—
Capitalization of lease payments during the construction period	A.13.		(2,806)	(1,872)	—
Realization of capital reserve from translation adjustments	A.14.		(5,831)	—	—
Loss from continuing operations according to U.S. GAAP			(30,334)	(19,340)	(8,969)
Net income from discontinuing operation according to Israeli GAAP			12,972	88,983	33,935
Sale of plant – gain recognition	A.15.		37,149	(37,149)	—
Net income from discontinuing operation according to U.S. GAAP			50,121	51,834	33,935
Net income according to U.S. GAAP			19,787	32,494	24,966

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 — Material differences between Israeli GAAP and U.S. GAAP and their effect on the                      Financial Statements (Continued)

Earnings per ordinary share (NIS 0.05 par value)

	Adjusted NIS

1. Basic (loss) earnings per ordinary share:	Year ended December 31,
	2003	2002	2001
As reported, according to Israeli GAAP (adjusted NIS) from:
Continuing operations	(4.75)	(1.60)	1.37
Discontinuing operations	0.78	5.33	2.03
	(3.97)	3.73	3.40
As per U.S. GAAP (adjusted NIS) from:
Continuing operations	(1.82)	(1.16)	(0.54)
Discontinuing operations	3.00	3.10	2.03
	1.18	1.94	1.49
Weighted average number of shares and share equivalents under U.S. GAAP (in thousands)	16,691	16,691	16,691

2.  Diluted earnings (loss) per ordinary share:

	Year ended December 31,
	2003	2002	2001
As reported, according to Israeli GAAP (adjusted NIS) from:
Continuing operations	(*)	(1.66)	(	*)
Discontinuing operations	(*)	5.10	(	*)
		3.44

As per U.S. GAAP (adjusted NIS) from:
Continuing operations	(*)	(1.16)	(	*)
Discontinuing operations	(*)	3.10	(	*)
		1.94
Weighted average number of shares and share equivalentsunder U.S. GAAP (in thousands)		16,691
______________ (*) Anti dilutive

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 — Material differences between Israeli GAAP and U.S. GAAP and their effect on the                      Financial Statements (Continued)

2.	Balance sheets

	December 31,
	2003			2002
	As reported	Reconcili- ations	As per U.S. GAAP	As reported	Reconcili- ations	As per U.S. GAAP
	Adjusted NIS (thousands)
Investments, loans and long-term receivables, net	79,791	(36,091)	43,700	345,836	(40,290)	305,546
Investments in affiliated company	24,340	(6,833)	17,507	31,897	(9,594)	22,303
Fixed assets, net	2,003,427	67,908	2,071,335	1,606,786	13,871	1,620,657
Other assets, net	10,916	33,540	44,456	12,003	28,954	40,957
Assets related to discontinuing operation	16,228	—	16,228	111,983	41,430	153,413

Total assets	2,448,449	58,524	2,506,973	2,397,284	34,371	2,431,655

Non-current deferred income tax liability (asset), net	10,133	51,831	61,964	(151)	49,263	49,112
Liabilities related to discontinuing operations	82,217	—	82,217	108,469	78,579	187,048
Minority interest	28,261	(4,003)	24,258	29,011	(5,687)	23,324
Capital reserve	—	9,322	9,322	—	2,295	2,295
Foreign currency translation adjustments	48,505	5,504	54,009	38,088	211	38,299
Investment in parent company's shares	—	(40,290)	(40,290)	—	(40,290)	(40,290)
Retained earnings	182,783	36,160	218,943	249,156	(50,000)	199,156

Total shareholders' equity	946,198	10,696	956,894	1,002,154	(87,784)	914,370

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 — Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (Continued)

B.    The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements (Continued)

        2.    Balance sheets (continued)

Reconciliation as of December 31, 2003

Item \ Subsection	A.3(a)	A.3(b)	A.4.	A.5.	A.6.	A.7.	A.9.	A.10.	A.11.	A.12(a)	A.13.	A.14.	A.16.	A.18	Total
	Adjusted NIS (thousands)
Investment and loans	—	—	—	(40,290)	—	—	—	—	—	—	—	—	4,199	—	(36,091)
Investments in affiliated Company	—	—	—	—	—	—	—	(6,833)	—	—	—	—	—	—	(6,833)
Fixed assets, net	—	—	—	—	—	—	16,471	—	25,757	26,227	(4,825)	—	—	4,278	67,908
Other assets, net	12,719	25,211	—	—	—	(4,390)	—	—	—	—	—	—	—	—	33,540
Assets related to discontinuing operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total assets	12,719	25,211	—	(40,290)	—	(4,390)	16,471	(6,833)	25,757	26,227	(4,825)	—	4,199	4,278	58,524
Non-current deferred income tax liability, net	24,419	25,784	—	—	—	—	89	—	—	—	—	—	—	1,539	51,831
Liabilities related to discontinuing operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Minority interest	(4,003)	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,003)
Capital reserve	—	—	(691)	—	—	—	—	5,814	—	—	—	—	4,199	—	9,322
Foreign currency translation adjustments	(201)	(62)	—	—	(6,213)	(1,509)	2,250	902	—	14,525	(147)	5,831	—	(9,872)	5,504
Investment in parent company's shares	—	—	—	(40,290)	—	—	—	—	—	—	—	—	—	—	(40,290)
Retained earnings	(7,496)	(511)	691	—	6,213	(2,881)	14,132	(13,549)	25,757	11,702	(4,678)	(5,831)	—	12,611	36,160
Total shareholders' equity	(7,697)	(573)	—	(40,290)	—	(4,390)	16,382	(6,833)	25,757	26,227	(4,825)	—	4,199	2,739	10,696

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 — Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (Continued)

B.    The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements (Continued)

Reconciliation as of December 31, 2002

Item \ Subsection	A.3(a)	A.3(b)	A.4.	A.5.	A.6.	A.7.	A.9.	A.10.	A.12(a)	A.13.	A.15.	A.18.	Total
	Adjusted NIS (thousands)
Investment and loans	—	—	—	(40,290)	—	—	—	—	—	—	—	—	(40,290)
Investments in affiliated Company	—	—	—	—	—	—	—	(9,594)	—	—	—	—	(9,594)
Fixed assets, net	—	—	—	—	—	—	(11,252)	—	22,717	(1,872)	—	4,278	13,871
Other assets, net	10,614	23,617	—	—	—	(5,277)	—	—	—	—	—		28,954
Assets related to discontinuing operations	—	—	—	—	—	—	—	—	—	—	41,430	—	41,430
Total assets	10,614	23,617	—	(40,290)	—	(5,277)	(11,252)	(9,594)	22,717	(1,872)	41,430	4,278	34,371
Non-current deferred income tax liability, net	23,092	24,191	—	—	—	—	441	—	—	—	—	1,539	49,263
Liabilities related to discontinuing operations	—	—	—	—	—	—	—	—	—	—	78,579	—	78,579
Minority interest	(5,687)	—	—	—	—	—	—	—	—	—	—	—	(5,687)
Capital reserve	—	—	(1,151)	—	—	—	—	3,446	—	—	—	—	2,295
Foreign currency translation adjustments	537	(63)	—	—	(2,465)	(1,094)	725	1,428	11,015	—	—	(9,872)	211
Investment in parent company's shares	—	—	—	(40,290)	—	—	—	—	—	—	—	—	(40,290)
Retained earnings	(7,328)	(511)	1,151	—	2,465	(4,183)	(12,418)	(14,468)	11,702	(1,872)	(37,149)	12,611	(50,000)
Total shareholders' equity	(6,791)	(574)	—	(40,290)	—	(5,277)	(11,693)	(9,594)	22,717	(1,872)	(37,149)	2,739	(87,784)

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 — Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (Continued)

B.    The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements (Continued)

Subsection:

A.3(a)	Deferred taxes in respect of inflation adjustments.

A.3(b)	Deferred taxes in respect of acquisition of subsidiary.

A.4.	Marketable securities.

A.5.	Investment in parent company's shares.

A.6.	Translation of profit and loss items.

A.7.	Pre-opening costs.

A.9.	Capitalization of finance costs.

A.10.	Implementation of the equity method.

A.11.	Provision for impairment loss of long lived assets

A.12(a)	Realization of capital reserve from translation adjustments.

A.13.	Capitalization of lease payments during the construction period.

A.14	Realization of capital reserve from translation adjustments.

A.15.	Sale of plant — gain recognition.

A.16.	Derivative financial instruments

A.18.	Differences regarding issues occurred through December 31,2000 which have ongoing impact on current balance sheet items.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 —	Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements

3.    Statement of cash flows

The statements of cash flows are prepared according to Israeli GAAP, which differs on certain issues from U.S. GAAP, as follows:

(a) Supplemental information required according to U.S. GAAP:

	Year ended December 31,
	2003	2002	2001
	Adjusted NIS (thousands)
Interest paid	41,077	29,681	32,421
Income tax paid	2,852	4,398	4,200

(b) Short-term investments and deposits:

According to Israeli GAAP:

The changes in short-term deposits and investments are presented in net amounts, which are composed of cash flows from purchases, sales and gain or loss derived from such deposits and investments.

According to U.S. GAAP:

Purchases and sales of short-term deposits and investments should be classified separately, unless such deposits and investments are for periods less than three months.

Following details regarding the investments and proceeds from deposits and investments:

	Year ended December 31,
	2003	2002	2001
	Adjusted NIS (thousands)
Investments	22,052	1,570	12,097
Sale proceeds*	5,755	3,442	111,394

*	Including interest.

(c) Effect of exchange rate changes on cash and cash equivalents:

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

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 —	Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (Continued)

	Year ended December 31,
	2003	2002	2001
	Adjusted NIS (thousands)
As reported, according to Israeli GAAP	1,457	2,185	3,047
Reconciliation as per U.S. GAAP (*)	(1,113)	5,248	22,753
	344	7,433	25,800

(*)	As per U.S. GAAP these amounts reduce the cash flows from operating activities.

4.    Proportionate consolidation

Summarized data regarding the differences between the proportionate consolidation method and the equity method:

	As reported in these financial statements	Effect of proportionate consolidation	Equity method
	Adjusted NIS (thousands)
December 31, 2003:
Balance sheet:
Current assets	313,747	(38,433)	275,314
Non-current assets	2,118,474	(628,771)	1,489,703
Assets related to discontinuing operations	16,228	—	16,228
Current liabilities	541,303	(264,595)	276,708
Non-current liabilities	878,731	(402,610)	476,121
Liabilities related to discontinuing operations	82,217	—	82,217
Statement of operations:
Revenues	222,806	(137,346)	85,460
Gross profit	69,020	(58,219)	10,801
Operating loss	(24,018)	(25,599)	(49,617)
Statement of cash flows from continuing operations:
Net cash provided by (used in) operating activities	(5,140)	(14,727)	(19,867)
Net cash used in investing activities	(165,519)	171,288	5,769
Net cash provided by (used in) financing activities	93,988	(155,820)	(61,832)
December 31, 2002:
Balance sheet:
Current assets	288,779	(29,166)	259,613
Non-current assets	1,996,522	(463,037)	1,533,485
Assets related to discontinuing operations	111,983	—	111,983
Current liabilities	630,382	(130,517)	499,865
Non-current liabilities	656,279	(361,685)	294,594
Liabilities related to discontinuing operations	108,469	—	108,469

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 —	Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (Continued)

	As reported in these financial statements	Effect of proportionate consolidation	Equity method
	Adjusted NIS (thousands)
Statement of operations:
Revenues	208,188	(135,807)	72,381
Gross profit	73,589	(51,160)	22,429
Operating loss	(21,261)	(11,124)	(32,385)
Statement of cash flows from continuing operations:
Net cash provided by operating activities	3,754	(7,272)	(3,518)
Net cash used in investing activities	(173,127)	26,511	(146,616)
Net cash provided by (used in) financing activities	(51,756)	(18,676)	(70,432)

5.    Additional information according to U.S. GAAP

(a) The effect of pro forma data calculated according to SFAS No. 123:

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

For pro forma disclosure, the fair value of the share options, as estimated, is amortized over the period of the benefit.

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 —	Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (Continued)

(iii) Pro forma data consists as follows:

	Year ended December 31,
	2003	2002	2001
	Adjusted NIS (thousands)
Net income according to U.S. GAAP	19,787	32,494	24,966
Add: application of compensation expenses according to Statement 123	(992)	(1,038)	(46)
Pro forma net income	18,795	31,456	24,920
Earnings per ordinary share (NIS 0.01 par value), as reported according to U.S. GAAP — basic and diluted	1.18	1.94	1.49
Earning per ordinary share (NIS 0.01 par value), pro forma — basic and diluted	1.13	1.88	1.49

(b) Valuation allowance of deferred tax assets

The differences between Israeli GAAP and U.S. GAAP as described in paragraph A.3. above, changed the balance of the valuation allowance as follows:

	December 31, 2003	December 31, 2002
	Adjusted NIS (thousands)
As reported, according to Israeli GAAP	210,429	175,588
Reconciliation as per U.S. GAAP	(31,888)	(3,377)
	178,541	172,211

(c) Pro forma information

The following consolidated unaudited pro forma information, as per U.S. GAAP, gives effect to the business combination, as described in Annex B of the consolidated statement of cash flows, as if it had occurred on January 1, 2001.

Year ended December 31, 2001
Adjusted NIS (thousands)
Revenues	156,008
Net income according to U.S. GAAP	26,346
Net basic and diluted earnings per share (adjusted NIS)	1.58

Elscint Limited

Notes to the Consolidated Financial Statements

Note 23 —	Material differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (Continued)

(d) Business Segments (based on Israeli GAAP financial statements)

	Hotels	Commercial and Entertainment Center	Hotel Lease	Venture capital Investments	General	Total
	Adjustment NIS (thousand)
Year Ended December 31, 2003:
Finance income (expenses) net (1)	2,564	(8,332)	(3,137)	—	(32,357)	(41,262)
Other income (expenses), net	(22,979)	(14,608)	—	(1,116)	22,527	(16,176)
Tax benefits	(6,853)	(1,270)	—	—	(261)	(8,384)
Year Ended December 31, 2002:
Finance income (expenses) net (1)	(4,539)	—	—	—	17,344	12,805
Other expenses, net	(13,116)	—	—	(3,971)	(4,415)	(21,502)
Tax benefits	(4,857)	(123)	—	—	(241)	(5,221)
Year Ended December 31, 2001:
Finance income (expenses) net (1)	(6,270)	—	—	—	71,363	65,093
Other income (expenses), net	751	—	—	(11,056)	(2,809)	(13,114)
Income taxes	2,998	860	—	—	1,525	5,383

(1)	Excluding financial results in respect of inter-company balances and transaction.

6.    Comprehensive income

"Comprehensive income" Composed of the change, during the current period, in the Company's shareholders' equity that does not derive from shareholders' investments or from the distribution of earnings to shareholders (including capital reserve from transaction with controlling shareholders).

	Year ended December 31,
	2003	2002	2001
	Adjusted NIS (thousands)
Net income according to U.S. GAAP	19,787	32,494	24,966
Other comprehensive income (loss), after tax:
Foreign currency translation adjustments	15,710	44,703	16,663
Change in fair value of derivative financial instruments	4,199	—	—
Unrealized gain (loss) from securities	460	(541)	733
Total comprehensive income	40,156	76,656	42,362

Elscint Limited

Appendix to the Consolidated Financial Statements

The following table sets forth information about Elscint's significant Investee companies:

Name of Company	Abbreviated Name	Country of organization	Elscint's Direct/Indirect Ownership (percentage)
			Equity	Voting
Elscint Holdings and Investments N.V.	("E.H.")	Netherlands	100	100
BEA Hotels N.V.	("B.H.")	Netherlands	100	100
BEA Hotels Eastern Europe.	("BHEE")	Netherlands	100	100
S.C. Domino International Hotels S.R.L.	("Domino")	Romania	100	100
S.C. Bucuresti Turism S.A.	("Bucuresti")	Romania	71	71
Andrassy 25 Kft	("Andrassy")	Hungary	50	50
Park Plaza Hotel Sandton (Pty) Ltd.	("Sandton")	South Africa	33.3	33.3
Victoria Hotel C.V. — Limited Partnership	("VHCV")	Netherlands	50	50
Grandis Netherlands Holding B.V.	("Grandis")	Netherlands	45	50
Astridplaza N.V.	("AP")	Belgium	100	100
Utrecht Victoria Hotel B.V.	("UVH")	Netherlands	50	50
Sherlock Holmes Park Plaza Ltd.	("SHPP)	UK	45	45
Shaw Hotel Holding B.V.	("SHH")	Netherlands	30	35
Victoria London Hotel Holding B.V.	("VLH")	Netherlands	50	50
Riverbank Hotel Holding B.V.	("RBH")	Netherlands	45	45
Victoria Park Plaza Operator Ltd.	("VPPO")	UK	50	50
S.L.S. Sails Ltd.	("SLS")	Israel	100	100
Elscint Biomedical Ltd.	("BIO")	Israel	100	100
Gamida Cell Ltd (*)	("Gamida")	Israel	33.3	33.3

*	Affiliated

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Elscint Ltd.:

We have audited the accompanying consolidated balance sheet of Elscint Limited ("the Company") and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2002 and December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of the following wholly owned subsidiaries:

•	P.E.P. Trust Ltd. and its consolidated subsidiaries, which statements reflect total assets constituting 51 percent of the related consolidated totals as of December 31, 2002, and total combined revenues from continuing and discontinued operations constituting 33 percent and 26 percent of the related consolidated totals for the years ended December 31, 2002 and 2001, respectively. Those statements were prepared on the basis of accounting principles generally accepted in Israel ("Israeli GAAP"). Such financial statements include footnote information relating to the nature and effect of the differences between Israeli GAAP and US GAAP.

•	Elscint Bio-Medical Ltd. and its consolidated subsidiaries, which statements reflect total assets constituting 1 percent of the related consolidated totals as of December 31, 2002, and total revenues constituting 0 percent of the related consolidated totals for the years ended December 31, 2002 and 2001, respectively. Those statements were prepared on the basis of Israeli GAAP. Such financial statements include footnote information relating to the nature and effect of the differences between Israeli GAAP and US GAAP.

The financial statements of the companies referred to above were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of their operations, the changes in the shareholders' equity and their cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2, the Company's consolidated financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

As discussed in Note 28 to the accompanying consolidated financial statements, the Company is defendant in lawsuits and was served with additional claims out of which two claims were filed in Israel with a request for recognition as representative claims.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 33 to the consolidated financial statements. As discussed in Note 33, the Company changed its method of accounting for its investment in an affiliate in 2002 to the equity method, with retroactive restatement of 2001.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)

Haifa, April 2, 2003

To the Shareholders and the Board of Directors of Elscint NV

REPORT OF INDEPENDENT AUDITORS

In our opinion, the accompanying balance sheets and the related statements of income, of cash flows and of changes in shareholders' equity, present fairly, in all material respects, the financial position of Elscint NV at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Antwerp, 3 March 2003

PricewaterhouseCoopers Bedrijfsrevisoren
Represented by

/s/
Peter Van den Eynde

ALBERT HOTEL LIMITED
Independent auditors' report for the year ended 31 December 2002

To the Shareholders of Albert Hotel Limited

We have audited the accompanying balance sheets of Albert Hotel Limited ("the Company") as of 31 December 2002 and 2001 and the statements of changes in shareholders' equity for each of the three years in the period ended 31 December 2002. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2002 and 2001 and the changes in shareholders equity for each of the three years in the period ended 31 December 2002 in accordance with International Accounting Standards.

/s/
BDO STOY HAYWARD
Chartered Accountants and Registered Auditors
Hatfield

Date: 31 March 2003

ALORA LIMITED
Independent auditors' report for the year ended 31 December 2002

To the Shareholders of Alora Limited

We have audited the accompanying balance sheets of Alora Hotel Limited ("the Company") as of 31 December 2002 and 2001 and the related statements of income and the statements of changes in shareholders' equity for each of the three years in the period ended 31 December 2002. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2002 and 2001 and the results of its operations and the changes in shareholders equity for each of the three years in the period ended 31 December 2002 in accordance with International Accounting Standards.

/s/
BDO STOY HAYWARD
Chartered Accountants and Registered Auditors
Hatfield

Date: 31 March 2003

EUSTON ROAD HOTEL OPERATOR LIMITED
Independent auditors' report for the year ended 31 December 2002

To the Shareholders of Euston Road Hotel Operator Limited

We have audited the accompanying balance sheets of Euston Road Hotel Operator Limited ("the Company") as of 31 December 2002 and 2001 and the related statements of income and the statements of changes in shareholders' equity for each of the three years in the period ended 31 December 2002. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2002 and 2001 and the results of its operations and the changes in shareholders equity for each of the three years in the period ended 31 December 2002 in accordance with International Accounting Standards.

/s/
BDO STOY HAYWARD
Chartered Accountants and Registered Auditors
Hatfield

Date: 31 March 2003

Independent auditors' report for the year ended 31 December 2002

To the Shareholders of Grandis Netherlands Holding BV

We have audited the accompanying balance sheets of Grandis Netherlands Holding BV ("the Company") as of 31 December 2002 and 2001 and the related statements of income and the statements of changes in shareholders' equity for each of the three years in the period ended 31 December 2002. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2002 and 2001 and the results of its operations and the changes in shareholders equity for each of the three years in the period ended 31 December 2002 in accordance with International Accounting Standards.

/s/
BDO STOY HAYWARD
Chartered Accountants and Registered Auditors
Hatfield

Date: 31 March 2003

SHERLOCK HOLMES PARK PLAZA LIMITED
Independent auditors' report for the year ended 31 December 2002

To the Shareholders of Sherlock Holmes Park Plaza Limited

We have audited the accompanying balance sheets of Sherlock Holmes Park Plaza Limited ("the Company") as of 31 December 2002 and 2001 and the related statements of income and the statements of changes in shareholders' equity for each of the three years in the period ended 31 December 2002. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2002 and 2001 and the results of its operations and the changes in shareholders equity for each of the three years in the period ended 31 December 2002 in accordance with International Accounting Standards.

/s/
BDO STOY HAYWARD
Chartered Accountants and Registered Auditors
Hatfield

Date: 31 March 2003

VICTORIA PARK PLAZA OPERATOR LIMITED
Independent auditors' report for the year ended 31 December 2002

To the shareholders of Victoria Park Plaza Operator Limited

We have audited the accompanying balance sheets of Victoria Park Plaza Operator Limited ("the Company") as of 31 December 2002 and 2001 and the related statements of income and the statements of changes in shareholders' equity for each of the three years in the period ended 31 December 2002. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2002 and 2001 and the results of its operations and the changes in shareholders equity for each of the three years in the period ended 31 December 2002 in accordance with International Accounting Standards.

/s/
BDO STOY HAYWARD
Chartered Accountants and Registered Auditors
Hatfield

Date: 31 March 2003

To the shareholders of
Bea Hotels Eastern Europe B.V.
Amsterdam, The Netherlands

Independent Auditors' Report

We have audited the accompanying balance sheets of Bea Hotels Eastern Europe B.V. (the Company) as at December 31, 2002 and December 31, 2001, and the related statements of operations, cash flows and changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. These standards require that we plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and December 31, 2001, and the results of its operations, its cash flows and changes in shareholders' equity for the years then ended in conformity with International Accounting Standards.

Without further qualifying our opinion we draw attention to the following:

•	As of December 31, 2002 and December 31, 2001, the Company has an accumulated deficit of KROL 27,515,607 and KROL 17,738,684 respectively, its current liabilities exceed its current assets by KROL 108,089,762 and KROL 89,558,978, respectively and its total liabilities exceed its total assets by KROL 33,542,227 and KROL 17,173,144, respectively. B.E.A. Hotels N.V. has indicated that it will provide continuing financial support to the Company to meet all its obligations and liabilities as and when the need arises. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

•	As described in Note 8, there are some proceedings presently conducted which relate to the cancellation of the tender on which privatisation of Bucuresti Turism was based and also to a partial cancellation of the share pledge and guarantee agreement concluded by and between Domino and the bank which financed the acquisition of those shares in December 2000.

On the basis of legal advice, the management does not anticipate that any materially adverse consequences or negative outcome will result for Domino or its subsidiary S.C. Bucuresti S.A. Turism out of these investigations.

/s/ Deloitte & Touche
Bucharest, Romania
March 17, 2003

To the shareholders of
S.C. Bucuresti Turism S.A.
Bucharest, Romania

INDEPENDENT AUDITORS' REPORT

We have audited the balance sheets of S.C. Bucuresti Turism S.A. (Bucuresti Turism) as at December 31, 2002 and December 31, 2001 and the related statements of operations, cash flows and changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. These standards require that we plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of S.C. Bucuresti Turism S.A. as of December 31, 2002 and December 31, 2001, and the results of its operations, its cash flows and changes in shareholders' equity for the years then ended, in conformity with International Accounting Standards.

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

/s/ Deloitte & Touche
Bucharest, Romania
March 17, 2003

To the shareholders of
S.C. Domino International Hotels S.R.L.
Bucharest, Romania

Independent Auditors' Report

We have audited the balance sheets of S.C. Domino International Hotels S.R.L. (Domino) as at December 31, 2002 and December 31, 2001 and the related statements of operations, cash flows and changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. These standards require that we plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of S.C. Domino International Hotels S.R.L. as of December 31, 2002 and December 31, 2001, and the results of its operations, its cash flows and changes in shareholders' equity for the years then ended, in conformity with International Accounting Standards.

Without qualifying our opinion we draw attention to the following:

•	As of December 31, 2002 and December 31, 2001, the Company has an accumulated deficit of KROL 90,300,904 and KROL 152,115,742 respectively and, as of those dates, the Company's current liabilities exceed its current assets by KROL 1,116,006,019 and KROL 1,142,295,536 respectively and its total liabilities exceed its total assets by KROL 88,550,631 and KROL 150,365,469 respectively. The ultimate Parent, B.E.A. Hotels N.V. has indicated that it will provide continuing financial support to the Company to meet all its obligations and liabilities as and when the need arises. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

•	As described in Note 15, paragraphs A1 and B, there are some proceedings presently conducted which relate to the cancellation of the tender on which privatisation of Bucuresti Turism was based and also to a partial cancellation of the share pledge and guarantee agreement concluded by and between Domino and the bank which financed the acquisition of those shares in December 2000.

On the basis of legal advice, the management does not anticipate that any materially adverse consequences or negative outcome will result for Domino or its subsidiary S.C. Bucuresti S.A. Turism out of these investigations.

/s/ Deloitte & Touche
Bucharest, Romania
March 17, 2003

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF
ELSCINT BIOMEDICAL INTERNATIONAL N.V.

INTRODUCTION

We have audited the accompanying balance sheets of Elscint Biomedical International N.V. ("the Company") as of December 31, 2002 and 2001 and the statements of income and the statements of changes in shareholders' equity of the company for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

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

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations for each of the three years in the period ended December 31, 2002, in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN

/s/

Drs. J.D.G. Noach RA

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF
ELSCINT HOLDINGS & INVESTMENT N.V.

INTRODUCTION

We have audited the accompanying balance sheets of Elscint Holdings & Investment N.V. ("the Company") as of December 31, 2002 and 2001 and the statements of income and the statements of changes in shareholders' equity of the company for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

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

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations for each of the three years in the period ended December 31, 2002, in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN

/s/

Drs. J.D.G. Noach RA

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF B.E.A. HOTELS N.V.

INTRODUCTION

We have audited the accompanying balance sheets of B.E.A. Hotels N.V. ("the Company") as of December 31, 2002 and 2001 and the statements of income and the statements of changes in shareholders' equity of the company for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

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

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations for each of the three years in the period ended December 31, 2002, in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN

/s/

Drs. J.D.G. Noach RA

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF VICTORY ENTERPRISES II B.V.

INTRODUCTION

We have audited the accompanying balance sheets of Victory Enterprises II B.V. ("the Company") as of December 31, 2002 and 2001 and the statements of income and the statements of changes in shareholders' equity of the company for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

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

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations for each of the three years in the period ended December 31, 2002, in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN

/s/

Drs. J.D.G. Noach RA

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF
VICTORIA HOTEL & RESTAURANT INVESTMENT B.V.

INTRODUCTION

We have audited the accompanying balance sheets of Victoria Hotel & Restaurant Investment B.V. ("the Company") as of December 31, 2002 and 2001 and the statements of income and the statements of changes in shareholders' equity of the company for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

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

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations for each of the three years in the period ended December 31, 2002, in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN

/s/

Drs. J.D.G. Noach RA

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF
VICTORIA HOTEL & RESTAURANT MANAGEMENT SERVICES B.V.

INTRODUCTION

We have audited the accompanying balance sheets of Victoria Hotel & Restaurant Management Services B.V. ("the Company") as of December 31, 2002 and 2001 and the statements of income and the statements of changes in shareholders' equity of the company for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

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

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations for each of the three years in the period ended December 31, 2002, in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN

/s/

Drs. J.D.G. Noach RA

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF VICTORIA HOTEL C.V.

INTRODUCTION

We have audited the accompanying balance sheets of Victoria Hotel C.V. ("the Company") as of December 31, 2002 and 2001 and the statements of income, the statements of changes in shareholders' equity and the statements of cash flows of the company for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

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

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN

/s/

Drs. J.D.G. Noach RA

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF UTRECHT VICTORIA HOTEL B.V.

INTRODUCTION

We have audited the accompanying balance sheets of Utrecht Victoria Hotel B.V. ("the Company") as of December 31, 2002 and 2001 and the statements of income, the statements of changes in shareholders' equity and the statements of cash flows of the company for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

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

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN

/s/

Drs. J.D.G. Noach RA

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF ASTRID HOTEL HOLDING B.V.

INTRODUCTION

We have audited the accompanying balance sheets of Astrid Hotel Holding B.V. ("the Company") as of December 31, 2002 and 2001 and the statements of income and the statements of changes in shareholders' equity of the company for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

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

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations for each of the three years in the period ended December 31, 2002, in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN

/s/

Drs. J.D.G. Noach RA

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF VICTORY ENTERPRISES III B.V.

INTRODUCTION

We have audited the accompanying balance sheets of Victory Enterprises III B.V. ("the Company") as of December 31, 2002 and 2001 and the statements of income and the statements of changes in shareholders' equity of the company for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

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

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations for each of the three years in the period ended December 31, 2002, in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN

/s/

Drs. J.D.G. Noach RA

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF RIVERBANK HOTEL HOLDING B.V.

INTRODUCTION

We have audited the accompanying balance sheets of Riverbank Hotel Holding B.V. ("the Company") as of December 31, 2002 and the statement of income and the statement of changes in shareholders' equity of the company for the year ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

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

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the result of its operations for the year ended December 31, 2002, in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN

/s/

Drs. J.D.G. Noach RA

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF SHAW HOTEL HOLDING B.V.

INTRODUCTION

We have audited the accompanying balance sheets of Shaw Hotel Holding B.V. ("the Company") as of December 31, 2002 and the statement of income and the statement of changes in shareholders' equity of the company for the year ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

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

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the result of its operations for the year ended December 31, 2002, in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN

/s/

Drs. J.D.G. Noach RA

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF
VICTORIA LONDON HOTEL HOLDING B.V.

INTRODUCTION

We have audited the accompanying balance sheets of Victoria London Hotel Holding B.V. ("the Company") as of December 31, 2002 and the statement of income and the statement of changes in shareholders' equity of the company for the year ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

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

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the result of its operations for the year ended December 31, 2002, in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, 27 March 2003

MAZARS PAARDEKOOPER HOFFMAN

/s/

Drs. J.D.G. Noach RA

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
ELSCINT (ASIA-PACIFIC) LIMITED

We have audited the accompanying balance sheets of Elscint (Asia-Pacific) Limited ("the company") as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholders' deficiency, and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company's Board of directors and of its management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of directors and by the management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers, Hong Kong
Certified Public Accountants
January 17, 2003

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Elscint Bio-Medical Ltd.

We have audited the accompanying balance sheets of Elscint Bio-Medical Ltd. ("the Company") as of December 31, 2002, 2001 and the consolidated balance sheets as of those dates and the statements of income, changes in shareholders' equity and cash flows — of the company and consolidated — for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a subsidiary, whose assets constitute 4% and 10% of the total consolidated assets, as of December 31, 2002 and 2001 respectively. We also did not audit the financial statements of an affiliate accounted for by use of the equity method. The Company's equity of NIS 32.5 million in that affiliate's net assets as of December 31, 2002 and of NIS 2.9 million in that affiliate's net loss for the year then ended, are included in the accompanying financial statements. Those financial statements, which were prepared in accordance with accounting principles generally accepted in the United States of America, were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, before conversion to generally accepted accounting principles in Israel, is based on the reports of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits (which included procedures relating to the adjustments to convert information for those companies referred to above, as reported under accounting principles generally accepted in the United States of America, to amounts reported under generally accepted accounting principles in Israel) provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the abovementioned financial statements present fairly, in all material respects, the financial position of the company and on consolidated basis as of December 31, 2002 and 2001 and the results of operations, changes in shareholders' equity and cash flows for the each of the three years in the period then ended, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences as they relate to the Company and its subsidiaries is presented in Note 18 to the financial statements.

As explained in Note 2, the financial statements have been prepared on the basis of the historical cost adjusted to the changes in the general purchasing power of the Israeli currency.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU
Tel Aviv April 2, 2003

Independent Auditors' Report

To the Shareholders of P.E.P. Trust Ltd.

We have audited the accompanying balance sheets of P.E.P. Trust Ltd. ("the Company") as of December 31, 2002 and 2001, and the consolidated balance sheets of the Company and its subsidiaries as of those dates and the related statements of operations and changes in shareholders' equity of the Company and the related consolidated statements of operations, changes in shareholders' equity and cash flows of the the Company and its subsidiaries for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation constitute 62% and 44% of the total consolidated assets as of December 31, 2002 and 2001, respectively and whose revenues included in consolidation constitute 65% ,44% and 70% of the total consolidated revenues, for the years ended December 31, 2002, 2001 and 2000, respectively. Those financial statements, which were prepared in accordance with International Accounting Standards or in accordance with generally accepted accounting principles in the United States of America, were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, before conversion to generally accepted accounting principles in Israel and in the United States of America, is based on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits (which included procedures relating to the adjustments to convert information for those companies referred to above, as reported under International Accounting Standards or under generally accepted accounting principles in the United States of America, to amounts reported under generally accepted accounting principles in Israel and in the United States of America) provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and on a consolidated basis of the Company and its subsidiaries as of December 31, 2002 and 2001, and the results of the Company's operations, changes in shareholders' equity, and cash flows, and the consolidated results of the Company and its subsidiaries' operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences as they relate to the Company and its subsidiaries is presented in an Note 19 the financial statements.

As described in Note 2, the financial statements have been presented in adjusted values to reflect changes in the general purchasing power of the Israeli currency, in conformity with pronouncements of the Institute of Certified Public Accountants in Israel.

We also draw attention to the information presented in Note 11b, regarding claims and legal proceedings filed and pending against Group companies.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
Member firm of Deloitte Touche Tohmatsu
Tel Aviv, April 2, 2003