Form 20-F
period 2004-12-31
ELSCINT LTD
filed 2005-06-30
CIK 32522

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                            -------------------------

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 17,493,143

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: YES [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow: ITEM 17 [ ] ITEM 18 [X]
================================================================================

                                TABLE OF CONTENTS

                                                                            Page
Part I ....................................................................    1
ITEM 1. -- IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...........    1

ITEM 2. -- OFFER STATISTICS AND EXPECTED TIMETABLE.........................    1

ITEM 3. -- KEY INFORMATION ................................................    1

ITEM 4. -- INFORMATION ON THE COMPANY......................................   17

ITEM 5. -- OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................   33

ITEM 6. -- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................   57

ITEM 7. -- MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............   63

ITEM 8. -- FINANCIAL INFORMATION...........................................   65

ITEM 9. -- THE OFFER AND LISTING...........................................   69

ITEM 10. -- ADDITIONAL INFORMATION.........................................   71

ITEM 11. -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....   83

ITEM 12. -- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........   91

Part II ...................................................................   91
ITEM 13. -- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................   91

ITEM 14. -- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
              USE OF PROCEEDS..............................................   91

Part III ..................................................................   91
ITEM 15. -- CONTROLS AND PROCEDURES .......................................   91

ITEM 16. -- [RESERVED]                                                        92

ITEM 16A. -- AUDIT COMMITTEE FINANCIAL EXPERT..............................   92
ITEM 16B. -- CODE OF ETHICS................................................   92
ITEM 16C. -- PRINCIPAL ACCOUNTANT FEES AND SERVICES........................   92
ITEM 16D. -- EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES....   93
ITEM 16E. -- PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND
               AFFILIATED PURCHASERS.......................................   94
ITEM 17. -- FINANCIAL STATEMENTS...........................................   94

ITEM 18. -- FINANCIAL STATEMENTS...........................................   94

ITEM 19. -- EXHIBITS ......................................................   94

PART I

      ITEM 1. -- IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

      Not applicable.

      ITEM 2. -- OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

      ITEM 3. -- KEY INFORMATION

      A. SELECTED FINANCIAL DATA

      The following selected consolidated financial data of Elscint Limited and its subsidiaries (together, "Elscint", the "Company", "our Company", "we" or "us") as of December 31, 2004 and 2003 and for each of the years ended December 31, 2004, 2003 and 2002 has been derived from our consolidated financial statements and notes included in this report. The selected consolidated financial data as of December 31, 2002, 2001 and 2000 and for each of the years ended December 31, 2001 and 2000 has been derived from audited consolidated financial statements not included in this report. The consolidated financial statements were prepared in accordance with Israeli generally accepted accounting principles ("Israeli GAAP"), and audited by Brightman Almagor & Co., an independent registered public accounting firm in Israel, and a Member Firm of Deloitte Touche Tohmatsu, except for certain subsidiaries and an associate which were audited by other auditors. You should read the selected consolidated financial data together with "Item 5 -- Operating and Financial Review and Prospects" and our consolidated financial statements included elsewhere in this annual report.

      The selected consolidated financial data presented in this report includes information for 2004, 2003, 2002, 2001 and 2000. The selected financial data for the year ended December 31, 2003, 2002, 2001 and 2000 are stated in values adjusted for the change in the general purchasing power of the Israeli currency (NIS adjusted to the Israeli Consumer Price Index as of December 2003). The 2004 selected consolidated financial information are presented in reported value (as this term is defined in the Note 2A. (1) in the financial statements included in
Item 18). The 2004 information is presented in NIS as well as a convenience translation to U.S. dollars.

CURRENCY TRANSLATION

      For the reader's convenience only, some financial information has been translated from New Israeli Shekels ("NIS"), to the U.S. dollar, using the representative exchange rate as published by the Bank of Israel at December 31, 2004 (U.S.$1.00 = NIS 4.308). The dollar amounts reflected in these convenience translations should not be construed as representing amounts that can actually be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for wire transfers in NIS. Therefore, all information about exchange rates is based on the Bank of Israel rates.

      In addition, certain information with respect to other currencies has been translated, for the reader's convenience only, into NIS and U.S. dollar, using the representative exchange rates as published by the Bank of Israel as at December 31, 2004.

INCOME STATEMENT DATA AS PER ISRAELI GAAP:


                                                                                                                      CONVENIENCE
                                                                    YEAR ENDED DECEMBER 31,                           TRANSLATION,
                                            ------------------------------------------------------------------        DECEMBER 31,
                                              2004           2003           2002           2001           2000           2004
                                              ----           ----           ----           ----           ----           ----
                                            REPORTED                             ADJUSTED
                                            --------         -------------------------------------------------           US $
                                                                        NIS (THOUSAND)                                (THOUSAND)
                                            ------------------------------------------------------------------        ----------
REVENUES
Hotels operations and management              218,365        189,205        206,679        139,223        106,051         50,688
Commercial center operations                   55,263         20,106             --             --             --         12,828
Asset leasing                                  13,238         13,495             --             --             --          3,073
Long-term contracts                                --             --          1,509         10,028         19,983             --
                                           ----------     ----------     ----------     ----------     ----------     ----------
                                              286,866        222,806        208,188        149,251        126,034         66,589
                                           ----------     ----------     ----------     ----------     ----------     ----------
COST OF REVENUES
Hotels operations and management              137,622        128,301        133,207         95,851         68,606         31,946
Commercial center operations                   59,885         21,975             --             --             --         13,901
Asset leasing                                   3,175          3,510             --             --             --            737
Long-term contracts                                --             --          1,392          7,311         17,900             --
                                           ----------     ----------     ----------     ----------     ----------     ----------
                                              200,682        153,786        134,599        103,162         86,506         46,584
                                           ----------     ----------     ----------     ----------     ----------     ----------
GROSS PROFIT                                   86,184         69,020         73,589         46,089         39,528         20,005
Hotels' depreciation, amortization
  and operating expenses                       64,513         50,432         61,503         31,550         22,688         14,975
Initiation expenses                             1,611          4,303          1,773          3,960          1,813            374
Selling and marketing expenses                 14,046          8,948             --             --             --          3,260
General and administrative expenses            27,608         29,355         31,574         25,790         23,262          6,409
                                           ----------     ----------     ----------     ----------     ----------     ----------
                                              107,778         93,038         94,850         61,300         47,763         25,018
                                           ----------     ----------     ----------     ----------     ----------     ----------
OPERATING LOSS BEFORE FINANCE
  INCOME (EXPENSES), NET                      (21,594)       (24,018)       (21,261)       (15,211)        (8,235)        (5,013)
Finance income (expenses), net                (34,805)       (41,262)        12,805         65,093        (20,211)        (8,079)
                                           ----------     ----------     ----------     ----------     ----------     ----------
OPERATING LOSS AFTER FINANCE
  INCOME (EXPENSES), NET                      (56,399)       (65,280)        (8,456)        49,882        (28,446)       (13,092)
Other expenses, net                            (9,361)       (16,176)       (21,502)       (13,114)         2,617         (2,173)
                                           ----------     ----------     ----------     ----------     ----------     ----------
LOSS BEFORE INCOME TAXES                      (65,760)       (81,456)       (29,958)        36,768        (25,829)       (15,265)
Tax benefits                                     (647)        (8,384)        (5,221)         5,383          4,634           (151)
                                           ----------     ----------     ----------     ----------     ----------     ----------
LOSS AFTER INCOME TAXES                       (65,113)       (73,072)       (24,737)        31,385        (30,463)       (15,114)
Share in loss of an associated company         (6,611)        (7,019)        (2,847)        (9,712)        (3,240)        (1,535)
Minority interest in loss (profit)
  of a subsidiary                                (724)           746            879          1,288             --           (168)
                                           ----------     ----------     ----------     ----------     ----------     ----------
LOSS FROM CONTINUING OPERATIONS               (72,448)       (79,345)       (26,705)        22,961        (33,703)       (16,817)
NET PROFIT FROM DISCONTINUING OPERATION        11,067         12,972         88,983         33,935         76,471          2,569
                                           ----------     ----------     ----------     ----------     ----------     ----------
NET PROFIT (LOSS)                             (61,381)       (66,373)        62,278         56,896         42,768        (14,248)
                                           ==========     ==========     ==========     ==========     ==========     ==========
BASIC EARNINGS (LOSS) PER ORDINARY
  SHARE (NIS 0.05 PAR VALUE) FROM:

    Continuing operations                       (4.37)         (4.75)         (1.60)          1.37          (2.02)         (1.01)
    Discontinuing operation                      0.67           0.78           5.33           2.03           4.58           0.16
                                           ----------     ----------     ----------     ----------     ----------     ----------
                                                (3.70)         (3.97)          3.73           3.40           2.56          (0.85)
                                           ==========     ==========     ==========     ==========     ==========     ==========
Weighted average number of ordinary
  shares (NIS 0.05 par value) used
  in the computation of basic earnings
  (loss) per share                         16,597,181     16,690,643     16,690,643     16,690,643     16,690,643     16,597,181
                                           ==========     ==========     ==========     ==========     ==========     ==========
DILUTED EARNINGS (LOSS) PER ORDINARY
  SHARE (NIS 0.05 PAR VALUE) FROM:
    Continuing operations                         (*)            (*)          (1.66)           (*)            (*)            (*)
    Discontinuing operation                       (*)            (*)           5.10            (*)            (*)            (*)
                                                                         ----------
                                                                               3.44
                                                                         ==========
Weighted average number of ordinary
  shares (NIS 0.05 par value) used
  in the computation of diluted
  earnings per share                                                     17,424,643
                                                                         ==========

(*) anti dilutive.

INCOME STATEMENT DATA AS PER U.S. GAAP (*):


                                                              YEAR ENDED DECEMBER 31,                       CONVENIENCE
                                            ----------------------------------------------------------      TRANSLATION
                                                                                                            DECEMBER 31,
                                             2004         2003         2002          2001         2000        2004
                                             ----         ----         ----          ----         ----        ----
                                            REPORTED                       ADJUSTED
                                            --------      --------------------------------------------         US $
                                                                 NIS (THOUSANDS)                            (THOUSAND)
                                            ----------------------------------------------------------      ----------
A) NET INCOME AND COMPREHENSIVE INCOME:

Loss from continuing operations             (63,960)     (30,334)     (19,340)      (8,969)     (26,221)     (14,847)
Net profit from discontinuing operation      11,067       50,121       51,834       33,935       76,471        2,569
                                            -------       ------       ------       ------       ------      -------
Net profit (loss)                           (52,893)      19,787       32,494       24,966       50,250      (12,278)
                                            =======       ======       ======       ======       ======      =======

Total comprehensive income (loss)           (35,529)      40,156       76,656       42,362       41,900       (8,247)
                                            =======       ======       ======       ======       ======      =======

B) EARNINGS PER ORDINARY SHARE
  (NIS 0.05 PAR VALUE)

Basic and diluted earnings (loss) per
  ordinary share:

Continuing operations                         (3.85)       (1.81)       (1.16)       (0.54)       (1.57)       (0.89)
Discontinuing operation                        0.67         2.98         3.10         2.03         4.58         0.15
                                            -------       ------       ------       ------       ------      -------
                                               3.18         1.18         1.94         1.49         3.01         0.74
                                            =======       ======       ======       ======       ======      =======
Weighted average number of shares
  (NIS 0.05 per value) used in the
  computation of basic and diluted
  earning (loss) per share (thousands)       16,597       16,691       16,691       16,691       16,689       16,597
                                            =======       ======       ======       ======       ======      =======

(*) For further information as to the differences between Israeli and U.S. GAAP, as applicable to the Company's financial statements, see note 24 to the attached financial statements, included in Item 18 below.

SELECTED BALANCE SHEET DATA AS PER ISRAELI GAAP :


                                                                                                                        CONVENIENCE
                                                                           AS AT DECEMBER 31,                           TRANSLATION
                                                    -------------------------------------------------------------       DECEMBER 31,
                                                      2004         2003          2002          2001          2000           2004
                                                      ----         ----          ----          ----          ----           ----
                                                    REPORTED                          ADJUSTED
                                                    --------       ----------------------------------------------           US $
                                                                           NIS (THOUSANDS)                               (THOUSANDS)
                                                    -------------------------------------------------------------        -----------
Current assets                                       256,854       313,747       288,779       478,961       490,126        59,623
Long-term receivable and investments                  81,428       104,131       377,733       380,204       538,301        18,902
Fixed assets                                       2,185,325     2,003,427     1,606,786     1,334,237       911,132       507,271
Assets related to discontinuing operation             14,700        16,228       111,983       186,930       304,155         3,412
Total assets                                       2,550,956     2,448,449     2,397,284     2,392,033     2,248,093       592,144

Short-term credits                                   135,429       407,599       522,242       438,513       369,063        31,436
Long-term liabilities                              1,325,803       850,470       627,268       608,303       598,544       307,754
Liabilities related to discontinuing operation        71,410        82,217       108,469       250,623       266,744        16,576
Shareholders' equity                                 882,880       946,198     1,002,154       991,287       918,577       204,940

SELECTED BALANCE SHEET DATA AS PER U.S. GAAP (*) :

                                                                                                                        CONVENIENCE
                                                                                                                        TRANSLATION
                                                                            AS AT DECEMBER 31,                          DECEMBER 31,
                                                    --------------------------------------------------------------      ------------
                                                      2004         2003          2002          2001           2000          2004
                                                      ----         ----          ----          ----           ----          ----
                                                    REPORTED                          ADJUSTED
                                                    --------       -----------------------------------------------          US $
                                                                             NIS (THOUSANDS)                             (THOUSANDS)
                                                                   -----------------------------------------------       -----------
Current assets                                       256,854       313,747       288,779       478,961       490,126        59,623
Long-term receivable and investments                  53,662        61,207       327,849       335,720       496,995        12,456
Fixed assets                                       2,295,918     2,071,334     1,620,657     1,327,588       925,431       532,943
Assets related to discontinuing operation             14,700        16,228       153,413       186,930       304,155         3,412
Total assets                                       2,672,673     2,506,973     2,431,655     2,363,510     2,219,520       620,389

Short-term credits                                   135,429       407,599       522,242       438,513       369,063        31,436
Long-term liabilities                              1,411,817       902,302       676,531       652,246       600,155       327,720
Liabilities related to discontinuing operation        71,410        82,217       187,048       250,623       266,744        16,576
Shareholders' equity                                 921,675       946,198       914,369       923,867       882,508       213,945

(*) For further information as to the differences between Israeli and U.S. GAAP, as applicable to the Company's financial statements, see note 24 to the attached financial statements, included in Item 18 below.

EXCHANGE RATES

      The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 4.416 to the dollar on May 31, 2005. The exchange rate has fluctuated during the six month period beginning December 2004 through May 2005 from a high of NIS 4.416 to the dollar to a low of NIS 4.299 to the dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six month period beginning December 2004 through May 2005, as published by the Bank of Israel, were as follows:

MONTH              HIGH                  LOW
                   1 U.S. dollar =       1 U.S. dollar =
December 2004      4.374                 4.308
January 2005       4.414                 4.352
February 2005      4.392                 4.357
March 2005         4.379                 4.299
April 2005         4.395                 4.360
May 2005           4.416                 4.348

      The exchange rates of the NIS in relation to foreign currencies listed below published by the Bank of Israel at year-end for the past five years are as follows:

                                             DECEMBER 31,
                      --------------------------------------------------------
                      2004         2003         2002         2001         2000
                      ----         ----         ----         ----         ----
U.S. Dollar           4.308        4.379        4.737        4.416        4.041
Pound Sterling        8.308        7.849        7.633        6.400        6.032
Euro                  5.877        5.533        4.970        3.907        3.763

      The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

YEAR ENDED DECEMBER 31,      EXCHANGE RATE
-----------------------      -------------
          2000               4.067 NIS/$1
          2001               4.219 NIS/$1
          2002               4.738 NIS/$1
          2003               4.548 NIS/$1
          2004               4.483 NIS/$1

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

      Elscint's activities are divided into five principal fields: hotels and leisure; asset leasing, consisting of leasing the hotel formerly known as the Bernard Shaw Park Plaza hotel; the operation and development of a commercial and entertainment center, or the Arena; a biotechnology investment and the ownership and operation of an apparel company, Mango Israel Clothing & Footwear Ltd., or Mango. We are subject to risks in each field of activity.

RISK RELATING TO OUR HOTELS AND LEISURE BUSINESS

THE HOTELS AND LEISURE INDUSTRY MAY BE AFFECTED BY ECONOMIC CONDITIONS, OVERSUPPLY, TRAVEL PATTERNS, WEATHER AND OTHER CONDITIONS BEYOND OUR CONTROL WHICH MAY ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

      The hotels and leisure industry may be adversely affected by changes in national or local economic conditions and other local market conditions. Our hotels generally, and in particular, in London, Amsterdam and Budapest may be subject to the risk of oversupply of hotel rooms. We are subject to various risks related to our operations in Eastern Europe, including economic and political instability, political and criminal corruption and the lack of experience and unpredictability of the civil justice system. Other general risks that may affect our hotels and leisure business are changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, workers' union activities, increases in land acquisition prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, outbreaks of epidemics and economic recessions have had and may continue to have an adverse effect on local and international travel patterns and, as a result, on occupancy rates and prices in our hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels, could have a material adverse effect on our business, our results of operations, our ability to develop new projects and the attainment of our strategic goals.

COMPETITION IN THE HOTELS AND LEISURE INDUSTRY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

      The hotels and leisure business is highly competitive. This is particularly the case in those areas where there is an over-supply of rooms, such as in London, Amsterdam and Budapest. Competitive factors within the industry include:

            -     convenience of location and accessibility to business centers;

            -     room rates;

            -     quality of accommodations;

            -     name recognition;

            -     quality and nature of service and guest facilities provided;

            -     reputation;

            -     convenience and ease of reservation systems; and

            -     the supply and availability of alternative lodging.

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

ACQUIRING, DEVELOPING AND RENOVATING HOTELS INVOLVES SUBSTANTIAL RISKS, AND WE CANNOT BE CERTAIN OF THE SUCCESS OF ANY FUTURE PROJECTS.

      Part of our strategy is to develop new hotels and to acquire and redevelop old or under-performing hotels. Acquiring, developing and renovating hotels involves substantial risks, including:

            - costs exceeding our budget or amounts agreed to with contractors, because of several factors, including delays in completion of construction;

            - competition for acquisition of suitable development sites from our competitors, who may have greater financial resources;

            -     the failure to obtain zoning and construction permits;

            -     unavailability of financing on favorable terms, if at all;

            - the failure of our hotels to earn profits sufficient to service debt incurred in construction or renovation, or at all;

            - the failure to comply with labor and workers' union legal requirements;

            - relationships with and quality and timely performance by contractors; and

            - compliance with changes in governmental rules, regulations, planning and interpretations.

      As of May 31, 2005 we were involved in the following construction projects: (i) we were in the final stage of development of the Riverbank Park Plaza hotel in London which opened in a limited capacity in April 2005; (ii) the Bucuresti Hotel in Bucharest, Romania closed its operations as we intend to commence the renovation and the refurbishment of the facility as soon as we complete the financing for this project which is expected to occur in the third quarter of 2005 (iii) we are on final stages of upgrading and repair works of the Aquatopia attraction within the Astrid Park Plaza Hotel in Antwerp, Belgium; and (iv) we are planning the construction of the Ballet Institute Building in Budapest, Hungary to commence during late 2005. We cannot be certain that present or future development or renovation will be successful. For successful growth, we must be able to develop or acquire hotels on attractive terms and integrate the new or acquired hotels into our existing operations. For acquired hotels we must consolidate management, operations, systems, personnel and procedures, which may not be immediately possible due to collective labor agreements or other legal or operational obstacles. Any substantial delays or unexpected costs in this integration process could materially affect our business, financial condition or results of operations. We cannot be certain that our newly acquired hotels will perform as we expect or that we will be able to realize projected cost savings.

CONTINUOUS DELAYS WITH RESPECT TO RENOVATIONS OF THE PHYSICAL ENVIRONMENT APPROXIMATE TO THE ASTRID PARK PLAZA HOTEL IN BELGIUM MAY CONTINUE TO HAVE AN ADVERSE EFFECT ON ITS OPERATIONS.

      The Municipality of Antwerp is engaged in extensive construction in the Astridplein, located directly opposite the Astrid Park Plaza Hotel. The construction is intended to prepare the square to accommodate the increased traffic which will result once the TGV services to the railway station located adjacent to the square become operational. The completion of this construction has been delayed several times, and has caused and continues to cause obstructions to the access to the hotel. In the past, this had an adverse effect on the occupancy rate at our hotel and on the performance of the Aquatopia attraction located within the hotel. The continuation of the construction, the permanent changes to the traffic flow around the hotel and the less convenient access for the hotel's patrons may have an adverse effect on our results of operations.

WE HAVE SIGNIFICANT CAPITAL NEEDS AND ADDITIONAL FINANCING MAY NOT BE AVAILABLE.

      The development, renovation and maintenance of hotels is capital intensive. As part of our growth strategy we intend to acquire, renovate and redevelop additional hotels and to develop new hotels. To pursue this strategy, we will be required to obtain additional capital to meet our expansion plans. In the past we have financed our growth through sales of assets and bank loans at prevailing market rates. In addition, in order for our hotels to remain competitive they must be maintained and refurbished on an ongoing basis. We may obtain needed capital from cash on hand, including reserves, cash flow from operations or from financing, including borrowing from banks, and sales of assets. We may also seek financing from other sources or enter into joint ventures and other collaborative arrangements in connection with the acquisition or development of hotel properties. We cannot be certain that we will be able to raise any additional financing on advantageous terms on a timely basis. This may affect our ability to construct or acquire additional hotels or renovate existing hotels, and we may experience delays in our planned renovation or maintenance of our hotels.

WE DEPEND ON PARTNERS IN OUR JOINT VENTURES AND COLLABORATIVE ARRANGEMENTS.

      We own interests in six (6) operational hotels and are developing one additional hotel (not including the Bucuresti Hotel and the Centreville Apartment hotel in Bucharest), in partnership with other entities. We may in the future enter into joint ventures or other collaborative arrangements. Our investments in these joint ventures may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent which may cause us to be unable to fulfill our financial obligations, may trigger a default under our bank financing agreements or, in the event of a liquidation, may prevent us from managing or administering our business, (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests, and (iii) the possibility that disputes may arise regarding the continued operational requirements of jointly owned hotels.

WE RELY ON MANAGEMENT AGREEMENTS WITH PARK PLAZA WHICH MAY NOT PROVIDE THE INTENDED BENEFITS, AND MAY BE TERMINATED.

      All of the operating hotels in which we have an interest (other than the Centreville Apartment hotel in Bucharest) are either directly or indirectly operated under management agreements with Park Plaza Hotels Europe Ltd. ("Park Plaza"). Park Plaza is the franchisee for certain territories under territorial license and franchise agreements with Park Inn International Worldwide Hotel Group, which entitles Park Plaza to use the "Park Plaza" tradename. Any significant decline in the reputation of Park Plaza or in its ability to ensure the performance of our hotels at anticipated levels could adversely affect our results of operations. If for any reason Park Plaza loses its principal franchise, we will automatically lose our ability to use the Park Plaza name and other benefits, in which case we may suffer in the areas of brand name recognition, marketing, and centralized reservations systems provided by Park Plaza, which, in turn, could materially affect our operations. If our agreement with Park Plaza is terminated, we would not be certain that we would be able to obtain alternative management services of the same standard on similar or better terms.

OUR AGREEMENTS WITH PARK PLAZA AND THE REZIDOR GROUP IMPOSES OBLIGATIONS ON US THAT MAY FORCE US TO INCUR SIGNIFICANT COSTS.

      Our agreements with Park Plaza (regarding the management of the operational hotels) and the Rezidor group (regarding the future management of two hotels, currently under construction and/or renovation: the National Ballet Building in Hungary, which is intended to operate under the "Regent" brand name and the Bucuresti hotel in Bucharest, which is planned to operate under the brand name "Radisson SAS") contain specific standards for, and restrictions and limitations on, hotel operation and maintenance. These standards, restrictions and limitations may conflict with our priorities, and impose capital demands upon us. In addition, Park Plaza and the Rezidor group may alter their standards or hinder our ability to improve or modify our hotels. In order to comply with their requirements, or alternatively to change a franchise affiliation for a particular hotel and disassociate ourselves from any of the "Park Plaza", "Regent" or "Radisson" tradenames, we may be forced to incur significant costs or make capital improvements.

THE VALUE OF OUR INVESTMENT IN OUR HOTEL PROPERTIES IS SUBJECT TO VARIOUS RISKS RELATED TO OWNERSHIP AND OPERATION OF REAL PROPERTY.

      Our investment in the hotel properties is subject to varying degrees of risk related to the ownership and operation of real property. The intrinsic value of our hotels and income from the hotels may be materially adversely affected by:

  - changes in global and national economic conditions, including global or national recession;

  - a general or local slowdown in the real property market which would make it difficult to sell a property;

  - political events that may have a material adverse effect on the hotel industry;

  - competition from other lodging facilities, and over-supply of hotel rooms in a specific location;

  - material changes in operating expenses, including real property tax systems or rates;

  -  changes in the availability, cost and terms of financing;

  -  the effect of present or future environmental laws;

  -  the ongoing need for capital improvements and refurbishments; and

  -  material changes in governmental rules and policies.

THE FAILURE TO COMPLY WITH GOVERNMENT REGULATION MAY ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

      The hotel industry is subject to numerous national and local government regulations, including those relating to building and zoning requirements and fire safety control. In addition, we are subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements, and in some localities to collective labor agreements. A determination that we are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our hotels into compliance with the regulations. In addition, our ability to dismiss unneeded staff may be hampered by local labor laws and courts which traditionally favor employees in disputes with former employers, particularly in countries with strong socialist histories such as Romania.

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

OUR OWNERSHIP RIGHTS IN THE BUCURESTI HOTEL HAVE BEEN CHALLENGED AND WE FACE RISKS GENERALLY RELATED TO CONDUCTING BUSINESS IN ROMANIA.

      Since the acquisition of the controlling interest in the Bucuresti Hotel complex in Bucharest, Romania, we have encountered a number of attempts to challenge both the validity of the acquisition of the complex and our control over the company owning the rights to the hotel. To date all of these claims have been rejected by the courts. In addition, certain criminal proceedings have been instituted against certain individuals involved in the privatization of the facility, which may have an effect on the validity of the privatization and an indirect effect on the rights acquired by us in the Bucuresti Hotel, notwithstanding that neither Elscint nor its subsidiaries have been indicted or are in any way involved in these proceedings. The indictment in this matter has been returned by the court to the prosecutors office for its resubmission, although this decision has been appealed. If any of these claims succeed, our results of operations may be materially adversely affected.

      In addition, our Bucuresti Hotel is generally affected by risks of doing business in Romania. Romania is a developing country that until the early 1990's was allied with the former Soviet Union under a communist economic system. The country, which is still economically and politically unstable, suffers from exchange rates and inflation fluctuations, political and criminal corruption, and lack of commercial experience and unpredictability of the civil justice system. Romania continues to suffer from high unemployment, low wages, low literacy rates, and corruption. These risks could be harmful to us and are very difficult to quantify or predict.

      Romania may regulate or require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. In addition, if there is a deterioration in its balance of payments or for other reasons, it may impose temporary restrictions on foreign capital remittances abroad. This may adversely affect our ability to repatriate investment loans or to remit dividends.

RISKS RELATING TO THE ARENA

THERE ARE MANY COMPETING ENTERTAINMENT AND COMMERCIAL CENTERS.

      There are several entertainment and commercial centers in Israel in general, and specifically in the greater Tel Aviv area which includes Herzlia. There are two operational shopping centers within approximately 1 to 8 kilometers from the location of the Arena. These other centers compete for customers as well as for third party retailers and operators to lease space. There can be no assurance that we will be successful in competing with the other entertainment and commercial centers.

WE ARE DEPENDENT ON ENGAGING THIRD PARTIES TO ENTER INTO LEASE AGREEMENTS, AND ON OBTAINING AND RETAINING HIGH CUSTOMER TRAFFIC.

      We are dependent on our ability to induce food, clothing and other commercial retailers and entertainment service providers to enter into leases for units in the Arena, or to renew existing leases on favorable terms. There is active competition to attract tenants to other locations suitable for entertainment and commercial centers. A general economic recession in Israel may also deter businesses from entering into new lease agreements or renewing existing lease agreements, or from incurring the costs required to fit out their rented units in an acceptable manner. If a significant portion of our existing leases expire, we may find it more expensive or less profitable to continue to operate the Arena.

WE ARE DEPENDENT ON THE PRESENCE OF ANCHOR TENANTS IN THE ARENA.

      We rely on the presence of "anchor" tenants in the Arena. Anchor stores in entertainment and commercial centers play an important part in generating customer traffic and making a center a desirable location for other tenants. The failure of an anchor store to renew its lease, the termination of an anchor store's lease, or the bankruptcy or economic decline of an anchor tenant can have a material adverse effect on the economic performance of the Arena. There can be no assurance that if the anchor stores at the Arena were to close or fail to renew their leases, we would be able to replace such anchors in a timely manner or without incurring material additional costs and adverse economic effects. The expiration of an anchor lease at the Arena may make refinancing of the Arena difficult.

THE RIGHT TO USE THE NAME "ARENA" HAS BEEN CHALLENGED.

      We were served with a motion filed by a third party seeking an injunction to prohibit us from using the trade name "Arena" for the entertainment and commercial center in the Herzliya Marina, on the grounds of unlawful usage of the name, exploitation of goodwill and unfair competition. In the event that the plaintiff's contention is upheld, we may suffer certain indirect losses and costs in respect to the re-branding of the name of the entertainment and commercial center.

RISKS RELATING TO OUR ASSET LEASING BUSINESS

WE ARE DEPENDENT ON A SINGLE LESSEE FOR OUR REVENUES.

      The hotel property located on Euston Road in London, England (previously known as the Bernard Shaw Park Plaza hotel) is leased to a single lessee for a period of 25 years in consideration for fixed rental fees for each one of the initial four years of the lease. Early termination of this lease for any reason, failure of the lessee to execute payments to us in respect of the lease or the lessee's entering into liquidation may adversely affect this business and our results of operations.

RISKS RELATING TO OUR BIOTECHNOLOGY INVESTMENT

START-UP OPERATIONS MAY BE HIGH RISK VENTURES.

      Investments in biotechnology development stage companies involve high risks. These companies are subject to various risks generally encountered by new enterprises, including costly, delayed or protracted research and development programs, the need for acceptance of their products in the market place, and the need for additional financing which might not be available. We cannot be certain that the assessments we made at the time of investment in Gamida Cell Ltd., or Gamida, as to the quality of the concept or the proto-type, will prove correct, or that there will be an adequate return on investment, if at all.

OUR INVESTMENT IN GAMIDA IS SPECULATIVE IN NATURE AND WE MAY NEVER REALIZE ANY REVENUES OR PROFITS FROM THIS INVESTMENT.

      We cannot be certain that our investment in Gamida will result in revenues or profits. As of the date of this report, Gamida has not generated operating revenue. Economic, governmental, regulatory and industry factors outside our control affect Gamida. If Gamida will not successfully implement its business plan we will not be able to realize any profits from it. Our ability to realize profits from this investment will be dependent upon the management of Gamida, the success of its research and development activities, the timing of the marketing of its products and numerous other factors beyond our control.

      In addition, our investment in Gamida involves the following risks:

  - The period of time which may elapse between the initial stage and the stage of development of marketable biotechnology products or services may be protracted.

  - Products in the biotechnology field are required to undergo clinical tests, either in compliance with the requirements of the United States Food and Drug Administration (the "FDA") or the requirements of competent regulatory authorities in other countries where target markets are identified. Failure to obtain regulatory approvals for the marketing of such products could have a material adverse effect on Gamida's business, and on our investment in Gamida.

  - The products and services of Gamida may face competition from alternative sources, many of whom have greater financial resources than it, and have well developed marketing networks which Gamida currently lack.

  - The ability to receive financial resources for the further development of Gamida's products.

RISKS RELATING TO MANGO

OUR MANGO BUSINESS IS DEPENDENT ON A SINGLE FRANCHISE AND SUPPLIER WHICH COULD CAUSE DELAYS OR DISRUPTIONS IN THE DELIVERY OF OUR MANGO PRODUCTS, WHICH COULD HARM OUR BUSINESS AND RESULTS OF OPERATIONS.

      Mango Israel Clothing and Footwear Ltd., or Mango, an apparel company which we acquired in May 2005, depends on its franchise with and supply of products from Punto Fa, S.L., the contemporary women's apparel company, with its international brand name MANGO-MNG(TM), which we refer to collectively as Mango International. If Mango International ends its relationship with Mango or enters into liquidation, Mango's business in Israel will be terminated. In addition, Mango relies on the supply of its products from Mango International and may face a shortage of inventory if there is a worldwide excess demand for Mango International's products. If either of these events occur, they may have a material adverse effect on our results of operations.

A RISE IN WAGE LEVELS IN ISRAEL COULD ADVERSELY AFFECT MANGO'S FINANCIAL
RESULTS.

      Mango , relies mainly on minimum wage employees. If wage levels generally, and particularly the minimum wage in Israel, increase, Mango's results of operations could be harmed.

THE APPAREL INDUSTRY IS SUBJECT TO CHANGES IN FASHION PREFERENCES. IF THE MANUFACTURER OF MANGO PRODUCTS MISJUDGES FASHION TRENDS, OR IF WE FAIL TO CHOOSE FROM THE MANGO INTERNATIONAL INVENTORY DESIGN PRODUCTS THAT WILL APPEAL TO OUR CUSTOMERS, OUR SALES COULD DECLINE AND OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

      Neither the manufacturer of Mango products nor Mango may be successful in anticipating and responding to fashion trends in the future. Customer tastes and fashion trends change rapidly. Our success depends in part on Mango International's management's ability to effectively anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings far in advance. If Mango International is unable to successfully anticipate, identify or react to changing styles or trends and misjudges the market for its products or any new product lines, or if we fail to choose from the Mango International inventory design products that will appeal to our customers' changing fashion preferences, Mango's sales will be lower and we may be faced with a significant amount of unsold finished goods inventory. In response, we may be forced to increase our marketing promotions or price markdowns, which could have a material adverse effect on our business. Our Mango brand image may also suffer if customers believe merchandise misjudgments indicate that the Mango name no longer offers the latest fashions.

A CHANGE IN CUSTOMS RATES AND CUSTOM AND HARBOR STRIKES COULD ADVERSELY AFFECT MANGO'S FINANCIAL RESULTS.

      As a result of the acquisition of Mango, we are subject to Israeli customs since all of our Mango products are imported. An increase in customs rates on Mango's products could adversely affect Mango's ability to compete against local manufacturers or with products from countries which enjoy more favorable customs rates in Israel. On the other hand, a reduction in customs rates may encourage entrance penetration of new competitors to the market. In addition, since most of Mango's products are imported, custom and harbor strikes and delays could adversely affect Mango's ability to face customer demands and adversely affect Mango's financial results.

MANGO MAY BE UNABLE TO COMPETE FAVORABLY IN THE HIGHLY COMPETITIVE WOMEN'S APPAREL INDUSTRY, AND MANGO'S COMPETITORS MAY HAVE GREATER FINANCIAL, GEOGRAPHIC AND OTHER RESOURCES.

      The sale of fashionable women's apparel is highly competitive. Mango competes directly with a number of Israeli and International brands (such as Zara, Castro, Honigman, Renuar and Dan Casidi) some of which have longer operating histories and enjoy greater financial and marketing resources than Mango, including the ability to obtain better geographic locations for their stores in commercial centers, with better traffic flow and access to customers, which has a positive impact on sales.

      Increased competition could result in pricing pressure, increased marketing expenditures or loss of market share and adversely affect Mango's revenues and profitability. There can be no assurance that Mango will be able to compete successfully against existing or new competitors.

MANGO HAS NO CONTROL OVER FLUCTUATIONS IN THE COST OF THE RAW MATERIALS IT USES. A RISE IN COSTS COULD HARM

MANGO'S PROFITABILITY.

      Mango buys its entire inventory from Mango International, which is responsible for the design and manufacturing of all of Mango's products. The prices of the inventory that Mango purchases from Mango International are dependent on the manufacturing costs of Mango International. Mango International's manufacturing costs are substantially dependent on the prices of raw materials and level of wages in the countries where it manufactures its products. Therefore, an increase in the manufacturing costs of Mango International will cause an increase in Mango's cost of goods sold and Mango may not be able to pass on the increased costs to its customers. This would likely adversely affect Mango's profitability, operational results and its financial condition.

RISKS RELATING TO OUR OPERATIONS IN ISRAEL

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

      Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 49, are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. The security situation in the Middle East has caused, and may continue to cause in the foreseeable future, an increase in the army reserve obligations of those of our directors, officers and employees who are subject to such reserve duty obligations. Although we have operated effectively under these requirements in the past, including during recent hostilities with the Palestinians and both wars in Iraq, we cannot assess the full impact of these requirements on our workforce or business if conditions should change.

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

      All of our executive officers and directors are non-residents of the United States, and the majority of our assets and the assets of our executive officers and directors are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against any of those persons or to effect service of process upon our executive officers and directors in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

      Israeli courts may enforce a non-appealable judgment from U.S. courts for liquidated damages in civil matters, obtained after due process before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which recognizes and enforces similar Israeli judgments, provided that: (i) adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard; (ii) such judgment and the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) such judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and (v) the judgment is no longer subject to a right of appeal.

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

OTHER RISKS RELATING TO OUR BUSINESS

OUR HIGH LEVERAGE COULD ADVERSELY AFFECT OUR ABILITY TO OPERATE OUR BUSINESS.

      We are highly leveraged and have significant debt service obligations. As of December 31, 2004, we had total debts to banks and other financial institutions in the amount of NIS 1.448 billion (approximately $336 million). In addition, we and our subsidiaries may incur additional debt from time to time to finance acquisitions or capital expenditures or for other purposes. We will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

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

      As of December 31, 2004, we were not in compliance with certain covenants of certain long-term credit agreements with banks, in which our share of the debt was NIS 395.7 million. There can be no assurance that the banks will not call for immediate repayment of this debt, or that the banks will continue to extend the repayment schedule on this debt beyond January 2006. If we fail to reach agreement with the banks in the future, this debt may become immediately repayable and we may be unable to make the necessary payments or obtain additional or replacement financing on favorable terms.

      As a result of our substantial indebtedness:

            - we could be more vulnerable to general adverse economic and industry conditions;

            - we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

            - we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects;

            - we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry; and

            - we may have a competitive disadvantage relative to other companies in our industry with less debt.

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

FACTORS THAT AFFECT THE VALUE OF OUR REAL ESTATE ASSETS AND OUR INVESTMENTS MAY ADVERSELY CHANGE AND THEREFORE WE WILL NEED TO CHARGE AN IMPAIRMENT LOSS NOT PREVIOUSLY RECORDED.

      Certain specific circumstances may affect the fair value of our real estate assets (operating or under construction) and investments. An impairment loss not previously recorded may be required and/or depreciation may be accelerated, upon the occurrence of one or more of the following circumstances:
(I) Strategy in respect of long term lease commitments. In the commercial center, where a significant part of the rental areas is subject to long term leases with a small group of retailers which is distinguished (from other lessees) by a direct correlation between the rental fees paid by such retailer and the revenues from their respective rental areas, we may be exposed to a risk of rental fees' rates being significantly lower than originally anticipated. A material decline in the long run in the business operations of such retailers may therefore, have an adverse affect on the results of operations of the commercial center as well as on its recoverable amount. In addition, the rental areas which have not been fully rented or which we have designated for an interim period as free of charge public areas, may be required to alter their original designation of use so as to serve, in an optimal manner, our strategy for the center. Should these areas remain vacant or public, for a period longer than originally anticipated, our long-term cash flows may be negatively impacted and, as a result, it may decrease the value of the center; (II) External Interruptions. Circumstances having significant impact on our real estate may include extensive and continuous infrastructure works carried out by municipalities or other legal authorities. Delays in completion of such works, beyond the anticipated target, may cause harm and damages to the results of operations of the real estate; (III) Legal Issues and Other Uncertainties. Lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on one of our hotels and/or on certain of our shareholding rights in investee companies; certain laws and regulations, applicable to our business in certain countries where the legislation process undergoes constant changes, may be subject to frequent and substantially different interpretations.

      Since market conditions and other parameters (such as macroeconomic environment trends, and others), which affect the fair value of our real-estate and investment, vary from time to time, the fair value may not be adequate on a date other than the date the measurement was executed (immediately prior to the balance sheet date). In the event the projected forecasts regarding the future cash flows generated by those assets are not met, we may have to record an additional impairment loss not previously recorded.

      In the event any of the aforementioned circumstances occur, such as: a construction permit is denied or revoked; alternative solutions to such denial are proven unviable or unworthy; lease periods are shortened or agreements are terminated with no compensation or in the extreme event we are required to demolish our constructed project while suffering additional expenses as a result; a decline occurs in business operations of retailers or designation of areas changes, external factors affect results of operations of our real estate assets; legal proceedings are determined to our detriment; then and in such circumstances, the value of our rights in and to the respective real estate and/or shareholding interests may be adversely affected and we would need to record an impairment loss on such assets not previously recorded.

OUR RESULTS OF OPERATIONS FLUCTUATE DUE TO THE SEASONALITY OF OUR BUSINESS AND OTHER FACTORS.

      Our revenues and results of operations of our hotels and leisure and Arena businesses, and in our Mango business, our inventory levels, fluctuate on a seasonal basis. We are subject to (i) general business activity fluctuations that result in traffic changes in our hotels, commercial centers and stores,
(ii) vacation and holiday seasons (such as summer, Christmas and Easter) and
(iii) the influence of weather conditions. These factors may especially affect our revenues and results of operations in the first and third quarters. We experience major seasonal fluctuations in our net sales and operating income, with a significant portion of our revenue typically realized during sales discount seasons (in December - January with respect to the winter season and June- July with respect to the summer season). Any decrease in sales or margins during this period could have a disproportionate effect on our financial condition and results of operations.

      In the Arena business, a weak holiday shopping season would adversely affect our profitability. The annual revenues and earnings of the entities that have leased or will lease space in the Arena, as well as of prospective lessees, are substantially dependent upon the amount of traffic in the Arena during the holiday shopping periods (such as Passover generally in the second quarter, the Jewish New Year and other Jewish and national holidays generally in the third and fourth quarter), which may affect their ability to satisfy their rental obligations. As a result, changes in the level of traffic in the Arena during this period may have a disproportionate effect on the annual results of operations of the entities that lease space in the Arena. This may give rise to tenants going out of business, defaulting on their lease agreements or otherwise being unable to fulfill their obligations towards us, which may have a material adverse effect on our business. In addition, general economic recession in Israel, as well as the deteriorating security situation in the Middle East and terrorist attacks on civilian targets in Israel could cause a slowdown in customer traffic and consumer purchasing patterns.

      Mango's revenues and operating results fluctuate on a seasonal basis. A significant portion of Mango's revenues typically realized during discount sales in December-January in respect to the winter season and in June-July in respect to the summer season. Any decrease in revenues during these periods could have a disproportionate effect on our financial condition and results of operations.

      Seasonal fluctuations also affect inventory levels in our Mango business, since we usually order merchandise in advance before new fashion trends are confirmed by customer purchases. If we are not successful in selling inventory during the regular season, we may have to sell the inventory at significantly reduced prices or it may not be able to sell the inventory at all.

OUR BUSINESSES AND OPERATING RESULTS MAY BE IMPACTED BY EXCHANGE RATE FLUCTUATIONS.

      The revenues of our hotels and leisure divisions are generally denominated in the currency in which an asset is located. Therefore, the strengthening of the Euro or the GBP against the US Dollar may cause a general slow-down of non-European and non-UK tourism into the Euro Monetary Block and the United Kingdom, as the room rates when calculated in US Dollars are more costly for the non-European or non-UK tourist, which has a negative impact on tourism patterns.

      Fluctuations in the exchange rates between these currencies and the NIS may have an adverse effect on our operating results as reflected in our consolidated financial statements, which are reported in NIS. While we seek to mitigate the impact on us of an NIS devaluation (including by linking financing transactions specifically to the relevant operating currency), we cannot be certain that we will be able to do so successfully. In addition we are exposed to exchange and interest rates fluctuations that may adversely effect our finance expenses.

      In addition, Mango's products are purchased from or Mango International, in Spain in Euros and sold in Israel in NIS. Devaluation of the exchange rate of the NIS against the Euro will increase our cost of goods in our reported currency, the NIS, and may have an adverse effect on Mango's gross profit and financial results.

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

      We believe that we were not a PFIC for U.S. federal income tax purposes for our 2004 tax year. It is possible that the Internal Revenue Service will attempt to treat us as a PFIC for 2004 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there is no assurance that we will not become a PFIC in 2005 or in subsequent years. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see the section of this annual report entitled "Taxation -- U.S. Federal Income Tax Considerations."

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

WE ARE DEPENDENT ON OUR SENIOR MANAGEMENT.

      We place substantial reliance on the hotels and leisure industry, real estate development and biotechnology investment experience and the continued availability of our senior management. We believe that our future success and our ability to manage future growth depends in large part upon the efforts of our senior management and on our ability to attract and retain other highly qualified personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. We do not carry key person insurance on any of our senior management.

WE ARE SUBJECT TO VARIOUS LEGAL PROCEEDINGS THAT MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

      Following the sale of substantially all of our assets in 1998, we were served with various claims filed by former and current shareholders and employees of Elscint in Israel and in the United States relating to the negotiations preceding the transactions and the transactions themselves. Some of the plaintiffs filed motions to recognize the claims as class actions. In addition, certain other legal proceedings have been initiated against us in connection with the change of our control in May 1999 and the acquisition of our hotel businesses in September 1999, including motions to recognize such claims as class actions. We cannot estimate the results of these proceedings. A determination against us in some or all of the proceedings may materially adversely affect our operating results.

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

      Ownership, operation and management of the Arena commercial and entertainment center;

      Asset leasing;

      Investment in a biotechnology company; and,

      Ownership, operation and management of the apparel company Mango, since May 2005.

RECENT DEVELOPMENTS

      The following are the highlights of our business activities and investments during 2004 and through the date of this filing :

      - On June 8th, 2005, we announced that an independent committee of our parent company, Elbit Medical Imaging, or EMI, approached us regarding a possible combination of the two companies in a share-for-share transaction, whereby EMI would acquire the shares of Elscint it does not already own. As a result of this action, we established our own Independent Committee to discuss and review the proposal, and if deemed appropriate, to negotiate the terms and conditions upon which such a transaction may be concluded. On June 20, 2005, the independent committee of EMI approached our independent committee to begin negotiations on the transaction and also offered an initial proposal to acquire all our ordinary shares not already owned by EMI in a share-for-share transaction pursuant to which each ordinary share of Elscint will be exchanged for 0.40 ordinary shares of EMI. The average closing price of the Elscint and EMI ordinary shares on the New York Stock Exchange and on the Nasdaq National Market, respectively, during the 30-day period ending on June 8, 2005 (the date of the first announcement of this potential transaction) was US$5.78 and US$18.00, respectively. The independent committee appointed financial and legal advisers to evaluate the fairness of the proposal on behalf of Elscint shareholders. Should the parties decide to carry out the transaction, it will be subject to inter alia, (i) the execution of a definitive agreement, (ii) the approval of the audit committee, board of directors and shareholders of both companies, (iii) court approval in accordance with Sections 350 and 351 of the Israeli Companies Law 1999, and (iv) the receipt of any other approvals required by law. There is no assurance that the independent committees of us and EMI will continue discussions with respect to this transaction, or that if our independent committee do continue discussions with EMI's independent committee, the transactions will be agreed upon or consummated (pursuant to the aforementioned terms or at all).

      - The signing of management agreements, in June 2004, with the Rezidor Group regarding the future management of two hotels presently under development, namely the "Ballet Institute" building in Budapest (which will be operated under the "Regent" trade name), and the Bucuresti Hotel in Bucharest (which will be operated under the "Radisson SAS" trade name). The operator will commence management of these hotels following the completion of the renovation of the respective facilities. Both agreements are for 20 year periods, on customary market terms. Under both agreements, the operator has guaranteed minimum return at rates and subject to terms and conditions specified in the agreements that are customary to agreements of this type.

      -     Opening of the Riverbank Park Plaza Hotel in April 2005.

      - The acquisition of Mango, the owner of eight retail stores in Israel which sells women's apparel that is purchased from Mango International a Spanish apparel company that designs, manufactures and markets clothing and accessories for women under the retail brand name MANGO-MNG(TM) .

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

FISCAL YEAR 2004

      In 2004, Elscint made the following capital expenditures and divestitures (Elscint's share of each expenditure and divestment is 100% unless otherwise indicated):

      HOTELS AND LEISURE

      Riverbank Park Plaza Hotel

      The total additional amount invested by Elscint's jointly controlled subsidiary in this project during the year ended December 31, 2004 was GBP 34.0 million (approximately $ 65.9 million) of which our share was 50%. These amounts were expended principally on construction. We are financing the construction of the hotel through long term bank facilities and our available funds. (See "Item 5 - Operating and Financial Review and Prospects - Loans")

      Apartment Hotel Bucuresti Complex (Centreville)

      The total amount invested by Elscint's subsidiary in the renovation of the hotel apartment in the Bucuresti complex during the year ended December 31, 2004 was Euro 2.0 million (approximately $ 2.7 million). Elscint's subsidiary financed these costs through short-term facility and available free cash flow from the operations of the Centraville apartment hotel.

      THE ARENA

      The total additional amount invested by Elscint's subsidiary in this project during the year ended December 31, 2004 was approximately $5.7 million. This amount was principally expended on construction works. We financed these costs mainly through available free cash flow from operations and our available funds.

FISCAL YEAR 2003

      In 2003, Elscint made the following capital expenditures and divestitures (Elscint's share of each expenditure and divestment is 100% unless otherwise indicated):

      HOTELS AND LEISURE

      Riverbank Park Plaza Hotel

      The total additional amount invested by Elscint's jointly controlled subsidiary in this project during the year ended December 31, 2003 was GBP 22.6 million of which our share was 50%. These amounts were expended principally on construction. We are financing the construction of the hotel through long term bank facilities and our available funds.

      Astrid Park Plaza Hotel

      The total cost of the construction of the Aquatopia within the facility was approximately Euro12.5 million. During 2003 Elscint's subsidiary invested Euro 11.1 million in this project. We financed these costs mainly through our available funds.

      Apartment Hotel Bucuresti Complex (Centreville)

      The total amount invested by Elscint's subsidiary in the renovation of the hotel apartment in the Bucuresti complex during the year ended December 31, 2003 was Euro 3.1 million.

      THE ARENA

      The total additional amount invested by Elscint's subsidiary in this project during the year ended December 31, 2003 was approximately $48.3 million. This amount was principally expended on construction. We financed these costs mainly through a bank facility.

FISCAL YEAR 2002

      In 2002, Elscint made the following capital expenditures and divestitures (Elscint's share of each expenditure and divestment is 100% unless otherwise indicated):

      HOTELS AND LEISURE

      Riverbank Park Plaza Hotel

      The total additional amount invested by Elscint's jointly controlled subsidiary in this project during the year ended December 31, 2002 was GBP 13.4 million of which our share was 50%. These amounts were expended principally in respect of planning, design and construction. We financed these costs mainly through short term bank facilities.

      Andrassy

      The total amount invested by Elscint's jointly controlled subsidiary in the project during 2002 (including obtaining full and clean title) was approximately Euro 1.1 million of which our share was 50%.

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

      BIOTECHNOLOGY INVESTMENT

      In April 2002, EBM acquired from a third party 450,000 additional ordinary shares in Gamida for approximately $1.0 million.

      SUB-ASSEMBLY AND MANUFACTURING FACILITY

      On December 31, 2002 the Company sold (on the basis of an agreement signed on November 13, 2002), substantially all of the assets and assigned certain liabilities relating to the manufacturing, development, assembly, engineering and integration operations conducted by Elscint at the factory in Ma'alot in Northern Israel. The buyer did not assume tax liabilities, liabilities arising out of breaches by Elscint of assigned contracts, employee related liabilities for the period preceding the consummation of the transaction, and certain retained environmental liabilities. On the basis of the closing balance sheet, the buyer paid approximately $20.5 million, including a payment in respect to goodwill. As a result of this transaction, Elscint recorded a capital gain of approximately $8 million.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES CURRENTLY IN PROGRESS OR PLANNED

      During 2005, we either made, are in the process of making, or are planning to make, additional capital expenditures, as follows (Elscint's share of each expenditure and divestment is 100% unless otherwise indicated):

      HOTELS AND LEISURE

      Riverbank Park Plaza Hotel

      The additional amount invested by the Elscint's jointly controlled subsidiary in this project through May 2005 was GBP 9.9 million of which our share was 50%. The estimated cost for the completion of this project is approximately GBP 6.1 million of which our share is 50%.

      Bucuresti Hotel Complex, Bucharest, Romania - Renovation Planned

      We intend to extensively renovate the Bucuresti Hotel in order to enable compliance with the international standards required for a four star business hotel. As of May 31, 2005, the renovation program was in an advanced stage of preparation. The estimated cost for the renovation of this project is Euro 36.5 million, which we financed and intend to further finance through bank loans and equity investments.

      Andrassy

      We intend to extensively renovate the Andrassy Hotel in order to enable compliance with the international standards required for a four star business hotel. As at May 31, 2005, the renovation program was in an advanced stage of preparation. The estimated cost for the renovation of this project is Euro 25 million of which our shares is 50%, which we intend to finance through bank loans and equity investments.

      Astrid Park Plaza

      At the beginning of 2005, we closed the Aquatopia attraction within the Astrid Park Plaza facility for the purpose of re-designing it. The estimated cost for this project is Euro 2.2 million, which we intend to finance through equity investments. As of May 31, 2005, we substantially completed this project.

      MANGO - ACQUISITION

      In May 2005, the Company completed a transaction for the acquisition of 100% of the equity and voting rights of Mango (including an option to purchase another retail store) in consideration for Euro 2.85 million (see "Business Overview" above). As of June 30, 2005, we paid an amount of Euro 2.9 million, including payment in respect of inventory and the acquired company net monetary assets as presented in Mango's closing balance sheet) and will pay an additional amount of Euro 150,000 in two equal installments at the end of year 2005 and 2006.

      OTHERS

      Channel 2 - Tender: On November 29, 2004, a binding Term Sheet was executed by Elscint, and Elscint's parent company, Elbit Medical Imaging, or EMI, (in equal parts) on one hand, and Taya Communications Ltd. ("Taya") on the other hand, for the establishment of a 50% joint venture called Canne, to a bid in the tender published by the Second Television and Radio Authority for the award of a license for the operation of the "Channel 2" television channel in Israel for a 10 year period (the "Term Sheet"). The tender bid was submitted at the end of January 2005. Elscint's share in the total aggregate costs of the joint venture up to completion of the tender bid amounted to NIS 2.5 million. (out of which NIS 0.85 million was expended, through December 31, 2004). In April 2005, the Second Television and Radio Authority informed Canne that it was not included among the winning groups in the tender.

      B. BUSINESS OVERVIEW

DESCRIPTION OF THE NATURE OF THE COMPANY'S OPERATIONS AND ITS PRINCIPAL
ACTIVITIES:

      HOTELS AND LEISURE

      The goal of our hotel business is to acquire and manage, via an unrelated third party management company, four star hotel properties which provide the business and vacation traveler with five star quality accommodations, conveniently located near major transportation stations, at four star hotel prices. Elscint's ownership percentage in its hotels varies, and the remaining interests in those hotels that are not wholly-owned by Elscint are owned by various unrelated third parties, including subsidiaries of the Red Sea group of companies.

      Set forth below is our percentage ownership and other certain information relating to our hotels:

                           ELSCINT'S                 AVERAGE
                            HOLDING                 OCCUPANCY
 NAME AND RATE OF HOTEL   PERCENTAGE  TOTAL ROOMS  DURING 2004   OTHER INFORMATION
------------------------  ----------  -----------  ------------  ------------------
Victoria Hotel,               50%     305 (27          93%       -  business center
Amsterdam, The                        Suites)                    -  health center
Netherlands - Four Star

Utrecht Park Plaza            50%     120 (40          74%       -  70 parking
Hotel, Utrecht, The                   executive                     spaces
Netherlands - Four Star               rooms)                     -  11 conference
                                                                    rooms

Astrid Park Plaza Hotel,     100%     229 (19          74%       -  includes an
Antwerp, Belgium - Four               business                      oceanarium
Star                                  suites)                       attraction
                                                                    (Aquatopia)
                                                                 -  12 boardrooms
                                                                 -  18 conference
                                                                    rooms

Centreville Hotel             70%     230              89%       -  fully
Apartments                                                          operational
                                                                    since May,
                                                                    2003.

Sherlock Holmes Hotel,   45% equity   119 (17          83%       -  fitness center
London - Four Star       50% voting   executive                  -  main meeting
                                      studios, 3                    room for 600
                                      split level                   people
                                      "loft" suites)             -  6 board rooms



                           ELSCINT'S                 AVERAGE
                            HOLDING                 OCCUPANCY
 NAME AND RATE OF HOTEL   PERCENTAGE  TOTAL ROOMS  DURING 2004   OTHER INFORMATION
------------------------  ----------  -----------  ------------  ------------------
Victoria Park Plaza           50%     287 (22          87%       -  Executive
Hotel, London  -Four                  business                      lounge
Star Deluxe                           suite and                  -  health center
                                      12 main                    -  main
                                      suites)                       conference
                                      and 12                        room for up to
                                      apartments                    750 people
                                                                 -  13 additional
                                                                    conference
                                                                    rooms
                                                                 -  underground
                                                                    parking
                                                                    facilities

Riverbank Park Plaza      45% equity  396 and an   soft opening  -  full leisure
Hotel, London - Four      50% voting  additional   since April      center
Star Deluxe                           66               2005      -  two main
                                      apartment                     conference
                                      hotel                         rooms, each
                                      luxury                        with capacity
                                      suites                        of up to 650
                                                                    people
                                                                 -  20 additional
                                                                    conference
                                                                    rooms

Sandton Park Plaza          33.33%    138 (61          53%       -  business center
Hotel, Johannesburg -                 suites)
Four Star

Ballet Building Project,      50%     199               -        -  The hotel is
Budapest, Hungary                                                   under
                                                                    development in
                                                                    final stage of
                                                                    planning

Bucuresti Hotel,              70%     438               -        -  The hotel is
Bucharest, Romania -                                                closed for
Four Star                                                           renovation


      BEA Hotels N.V,, a wholly owned subsidiary of Elscint, or BEA, was granted an option from Park Plaza, exercisable until December 31, 2005, to purchase from Park Plaza 33% of the ownership and controlling rights in a company under its ownership, which was incorporated to acquire the business (including tangible assets, hotel management agreements, management rights, rights to use trade names, etc.) of the Park Plaza chain in Europe (hereinafter "the acquired company"). As part of the agreement, BEA granted Park Plaza two loans in the aggregate amount of $5 million. The terms of the loans are as follows: (i) a loan of $1.67 million linked to the U.S. Dollar, which bears annual interest at the rate of Libor plus 1% and (ii) an additional loan of $3.33 million in exchange for an option to convert the principal of $3.33 million into shares of the acquired company. As part of this agreement, if BEA decides not to exercise the option, the additional loan of $3.33 million would have the same terms of the $1.67 million loan described above. As security for the repayment of the loans, Elscint will hold back amounts payable to Park Plaza with respect to Park Plaza's rights in Elscint's hotels, except for management fees of the hotels. In addition, BEA and Elscint agreed to provide the acquired company with a loan of up to an additional $2.25 million, if and to the extent this amount is required for the purchase of other assets by the acquired company. As part of this agreement, Park Plaza has an option, exercisable at any time prior to December 31, 2005, in the event of disagreement between the parties regarding Park Plaza's rights, to acquire BEA's shares in the acquired company in consideration for the refund of the cost of BEA's original investment.

      During 2004, Elscint also continued its plans for the development of two additional hotel projects. In Hungary, we made progress on the project for the conversion of the former National Ballet Institute Building, centrally located on Budapest's prestigious Andrassy Boulevard, into a western business orientated hotel. We expect the construction to commence during late-2005, and to be completed within 24 months thereafter. In addition, we are in the final stage of planning the Bucuresti Hotel's renovation in order to enable compliance with the international standards required for a four star business hotel.

      The construction of the "Riverbank Park Plaza Hotel" on the site acquired in March 2000 on the bank of the Thames River has continued through 2004 and was partially opened to the public in April 2005.

      Elscint's business concept and growth strategy for its hotels and leisure business include the following key elements:

         - Our hotels are generally situated in close proximity to major railway links into cities, such as the central railway station in Amsterdam (situated across from our Victoria Hotel), the central railway station in Antwerp (situated close to our Astrid Park Plaza hotel) and the Victoria railway station in London (situated close to our Victoria Park Plaza hotel). The London and Antwerp stations are scheduled to accommodate the services of the Train De Grand Vitesse (the "TGV"), when such services become operational in those areas.

         - Our hotels make considerable efforts to offer personal services at a five-star level but at four-star level prices.

         - Our hotels' principal target customer base is the business traveler and the tourist industry, both individuals and groups.

         - Our hotels focus on strategic cooperation and affiliation with management companies with know-how and expertise in hotel management, which enables optimal use of a centralized reservation system, and which provides the advantage of a unified management system that promotes the efficiency of the operation and control of hotels in diverse locations.

         - Our strategy for the hotel business is increasing the number of hotel rooms in both Western and Eastern Europe, with emphasis on those cities in which a shortage of rooms exists, or where a shortage of quality rooms exists. This strategy is being implemented both by the acquisition and renovation of existing operational hotels and by the construction and development of new hotels on land purchased or leased in optimal locations. Where appropriate, Elscint may draw on the experience and resources of its group affiliates to develop integrated projects which will include hotels and entertainment and commercial centers, subject to applicable restrictions.

      ARENA

      The Arena is located in the heart of, and faces, the Herzlia Marina, which is one of the most prestigious land development projects in Israel. The Arena draws its customers from the northern parts of Greater Tel Aviv (including the northern satellite cities of Herzlia, Ra'anana and Kfar Sava) as well as the suburbs of northern Tel Aviv, attracting a potential customer base of approximately 1,500,000 to 2,000,000 residents. The Arena offers "brand name" retail stores, a variety of entertainment and leisure activities, a food court with more fast and higher-end food establishments than in any other single building in Israel, a multi-screen cinema complex, an active water-ride, a rain forest attraction and a video game arcade. In addition, the Arena includes numerous children and teen-oriented entertainment areas, restaurants, cafes and retail stores.

      The principal features of our business strategy for the Arena include:

         - The creation of a distinctively aesthetic and architecturally pleasant structure, with emphasis on "customer friendliness", at a prime and unique location overlooking the Herzlia Marina and the shores of the Mediterranean Sea;

         - An aggressive marketing campaign to attract recognized "brand-name" retailer and entertainment service provider tenants;

         - Offering a wide range of quality entertainment facilities, together with an impressive variety of retail opportunities, and;

         - In order to promote customer traffic, the Arena is administered, operated and managed by a division within Elscint, which formulates a program designed to foster the interest and involvement of the patrons in the activities of the Arena, including special price reduction campaigns, entertainment and fashion events and contests.

      ASSET LEASING

      The hotel property located on Euston Road in London, England (previously Bernard Shaw Park Plaza) was leased from January 2003 to Accor SA, or Accor, a company engaged in the hotel business, for a period of 25 years in consideration for fixed rental fees for each one of the initial four years of the lease. Commencing the fifth year and throughout the term of the lease period, rental fees are to increase at the annual rate of 2.5%. The payments are guaranteed by a deposit in the amount of L 2.5 million (the Company's share - L 0.75 million). Accor was granted an option to extend the lease by two consecutive periods of 15 years each.

      BIOTECHNOLOGY INVESTMENTS

      Since its establishment in early 2000, Elscint Bio-Medical Ltd. ("EBM"), a wholly owned subsidiary of Elscint, has focused on investments in early stage biotechnology companies. During 2001 and 2002, EBM expanded its investment in Gamida, an Israeli company that engages in the expansion of hematopoietic (blood) stem cells therapeutics in clinical development for cancer and autoimmune diseases, as well as future regenerative cell-based medicines including cardiac and pancreatic repair. Cord blood stem cells have the ability to treat the same diseases as bone marrow with significantly less rejection. In addition, stem cells could become the vehicle of choice for gene therapy and, ultimately, be used for tissue regeneration.

      EBM holds approximately 33.4% of the outstanding shares of Gamida (approximately 30.4% on a fully-diluted basis) (after EBM exercised its option in May 2005 to receive an additional approximately 0.7% of the outstanding shares of Gamida for $0.2 million). EBM has the right to appoint one quarter of the members of Gamida's board of directors.

      In May 2003, Teva Pharmaceuticals Ltd., or Teva, invested $3 million in Gamida in exchange for approximately 9% (on a fully-diluted basis) of Gamida's outstanding share capital. Gamida also signed a memorandum of understanding with Teva, granting Teva an option for future cooperation with Gamida in respect of certain products that are the subject matter of Gamida's developing technology ("the products"), and subject to agreed upon conditions. On February 16, 2005, Teva elected to exercise its option through the establishment of a joint venture, or JV, through which Teva shall invest, subject to completion of the transaction and the execution of a detailed agreement between the parties, up to $25.0 million (in installments subject to achieving various agreed upon milestones). Funding provided by the investment will be used to achieve completion of the development, manufacturing and commercialization of the products. Gamida has granted to the JV, within the framework of the memorandum of understanding, a sole and exclusive worldwide license to develop, manufacture and use the technology and other intellectual properties related to the products. Gamida has also granted Teva the right of first look (by exercising of this right by Teva means the election of Teva to include certain additional products or technology in the cooperation) with respect to any and all Gamida's development and/or invention that is not in the framework of the JV. Other amounts, to the extent required, in order to finance the completion of the JV's objectives, shall be provided in equal parts, by Teva and Gamida. The closing of the transaction and the execution of a definitive agreement are expected to be carried out during the second half of 2005.

      EBM was bound in the past by agreements with a company controlled by its former Chief Executive Officer, or the CEO, , entitling him to shares representing 2% of EBM's issued and paid-up capital, in consideration for their nominal value. The agreement also provided that EBM would invest 92% and the CEO's company would invest 8% in venture capital investments. The CEO's company's investment would be financed by a dollar-linked non-recourse loan bearing LIBOR+1% interest from EBM. In the event of cancellation of this agreement (or another agreement between the parties for the provision of consulting services), EBM would be entitled, under certain conditions, to acquire all or any of the CEO's company's holdings in the venture capital investments and in EBM at cost or at market value, as relevant (depending on the purchase date).

      In November 2002, the employment agreement between EBM and its CEO was terminated. Pursuant to the termination agreement, EBM transferred to itself the CEO's rights in EBM and its portfolio investee companies, in consideration for the repayment of the loans provided by EBM to the CEO.

      A dispute arose between the parties, with the CEO contending that EBM had lost its right to acquire his holdings, claiming the deadline according to the agreement for giving notice to acquire had expired. EBM's management disputes this contention and is acting to realize its rights under the agreement. The parties have yet to sign a full and final agreement for the waiver and/or settlement of their mutual claims. EBM's management estimates that in any event, it will not incur significant costs from the termination of the agreements, beyond those reflected in the financial statements.

      Concurrently with the termination of the employment agreement of the CEO, EBM's management postponed for the foreseeable future further investment opportunities in biotechnology related companies, other than Gamida, pending its re-assessment of the market situation.

      MANGO

      In May 2005, Elscint completed the acquisition of 100% of the equity and voting rights of Mango, the Israeli distributor and retailer of the internationally renowned retail brand name MANGO-MNG(TM). Mango operates eight retail facilities in various cities in Israel.

      Pursuant to the terms of the Share Purchase Agreement ("Mango Agreement"), Elscint agreed to pay an aggregate amount of E2.85 million in consideration for these rights, as well as for an option to purchase and operate an additional store in Israel. Concurrently with the Mango agreement, Mango executed a distribution agreement with the owners of the MANGO-MNG(TM) brand name for a 10-year period.

      The newly appointed managing director of Mango has been awarded an option to acquire up to 10% of the equity and voting rights of Mango within 30 days from the completion of the transaction (the "closing"), and a second option to acquire up to an additional 10% of the equity and voting rights in the company exercisable no later than the first anniversary of the closing. Both options may be exercised in consideration for amounts equivalent to the cost to Elscint, pro rata. Elscint is currently considering extending the exercise period of the first option for an additional short term period.

      The key elements of Mango's strategy are to:

      Increase sales to existing and new customers by adjusting our pricing strategy and market behavior. Mango believes its customer service and reliability as a franchisee of a leading international brand provide a competitive advantage;

      As Mango was recently acquired, 2005 is strategically dedicated for development and strengthening of the Mango brand in Israel;

      Localization and enhancing the Mango brand in Israel by improving our marketing and branding strategy.

      Open new stores in strategic locations across Israel with emphasis on opening smaller shops of 250-300 square meters rather that giant stores of 800 square meters which are currently in operation, as well as by reducing the size of the stores currently in operation.

      Change the percentage of outlet stores to 25% of the total Mango stores in Israel, and relocate the outlet stores to the suburbs.

REVENUES CLASSIFIED BY BUSINESS SEGMENTS AND BY GEOGRAPHICAL MARKETS

      The following table presents our revenues in each business segment and geographic market in which Elscint has operated during each of the last three years:

                                   YEAR ENDED
                                  DECEMBER 31,                                         CONVENIENCE
BUSINESS SEGMENT                    Reported                                           TRANSLATION
                                      NIS             YEAR ENDED DECEMBER 31,         FOR YEAR ENDED
                                  (thousands)        Adjusted NIS (thousands)       DECEMBER 31, 2004
                                  -----------        ------------------------       -----------------
                                      2004               2003           2002           $(THOUSANDS)
                                      ----               ----           ----           ------------
Hotels and leisure                  218,365            189,205        206,679             50,688
Commercial Center                    55,263             20,106             --             12,828
Asset Leasing                        13,238             13,495             --              3,073
Long-term contract                       --                 --          1,509                 --
                                    -------            -------        -------            -------
                                    286,866            222,806        208,188             66,589
                                    =======            =======        =======            =======


                                                                                       CONVENIENCE
                                   YEAR ENDED                                          TRANSLATION
GEOGRAPHICAL                      DECEMBER 31,                                        FOR YEAR ENDED
MARKET                            REPORTED NIS       YEAR ENDED DECEMBER 31,           DECEMBER 31,
                                  (THOUSANDS)        ADJUSTED NIS (THOUSANDS)             2004
                                  -----------        ------------------------             ----
                                      2004            2003             2002           $ (thousands)
                                      ----            ----             ----           -------------
Western Europe                      203,615          181,668          170,326             47,264
Eastern and Central Europe           25,908           19,250           34,725              6,014
Israel                               55,263           20,106            1,509             12,828
Others                                2,080            1,782            1,628                483
                                    -------          -------          -------            -------
                                    286,866          222,806          208,188             66,589
                                    =======          =======          =======            =======


SEASONALITY

      HOTELS AND LEISURE

      The business activities of the various hotels, especially in Western Europe, are influenced by several factors that affect the revenues and gross operating profit ("GOP"). These factors include (i) fluctuations in business activity in certain seasons (which affects the volume of traffic in the business community), (ii) holiday seasons (such as Christmas and Easter), and (iii) the weather conditions. In Western Europe, these factors generally cause the first and third quarters to be weaker than the second and fourth quarters. Similarly in England differences in the weather and certain other factors cause the first and third quarters to be weaker than the second and fourth quarters.

      The first quarter, which is the period immediately following the Christmas season and the height of the European winter, is traditionally characterized by lower revenues and GOP resulting from lower occupancy rates and reduced room rates. During the third quarter, there is generally a decrease in local business activities due to the summer holidays which, together with a tendency for local tourist traffic to seek out resort destinations, also generates slower results. This is offset somewhat by the increase in international tourism but the impact of this increase is, in turn, offset by lower room rates, particularly for groups.

      However, second quarter shows a marked increase due to more favorable weather conditions (spring to early summer) and the Easter holiday and the corresponding revival of both business and tourist activity, while the fourth quarter is usually the strongest period in the lead up to the Christmas and New Year's holiday season and a significant year-end increase in business activities.

      For our South African hotel, generally the holiday seasons (Christmas and Easter) show slightly stronger results, although the depressed economy and the political uncertainty of the region have reduced occupancy rates to the point that seasonal comparisons are largely irrelevant.

      Nevertheless, examination of recent years revenues and GOP figures shows different patterns during the year, due to circumstances such as the "Sars" outbreak and the "Gulf War".

      THE ARENA

      The Arena may experience seasonal shifts in retail activity. Generally peak holiday seasons (such as Passover generally in the second quarter, the Jewish New Year and other Jewish and national holidays generally in the third and fourth quarter), will show an increase in patron traffic, both for the purchase of holiday gifts and for utilizing the entertainment facilities offered by the Arena. The period immediately following such periods tends to show a decrease in the number of patrons visiting the Arena and a corresponding slow-down in retail activity. However, this is partially offset by the fact that the indoor facilities offer an air-conditioned environment for shoppers and patrons which is of particular significance during the warm summer months in Israel (April/May to October/November), and particularly in July and August when schools are in recess and it is customary in Israel to take summer vacations

      MANGO

      Mango's business is influenced by seasonal shifts in the apparel market. In the winter season (December - January) and in the summer season (June- July) the apparel market, including Mango, commences discount sales to the public which consequently increases Mango's revenues and causes a decrease in the gross profit margin in the above periods. In addition, Mango's revenues may fluctuate due to seasonal purchasing by consumers especially in peak holiday seasons such as Passover generally in the second quarter, the Jewish New Year and other Jewish and national holidays generally in the third and fourth quarter.

COMPETITION

      HOTELS AND LEISURE

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

      Many of these other companies are larger than us. Our hotel in Utrecht, The Netherlands competes directly with the NH Utrecht (which is located directly opposite our hotel), the Mercure Hotel and the Carlton President Hotel. The Victoria Hotel in Amsterdam is located in the city center and is in direct competition with the Barbizon Palace, Swissotel, Golden Tulip Intell, Krasnapolsky and the Crowne Plaza. Our Astrid Park Plaza hotel in Antwerp, Belgium competes directly with the Hilton, Holiday Inn, Crown Plaza and Park Lane hotels. The Victoria Park Plaza Hotel in London is in direct competition with a number of three-star plus and four-star rated hotels within relatively close proximity to the Victoria railway station, including the Thistle Grosvenor and the Victoria Holiday Inn hotels, both of which benefit from their close proximity to Victoria station, as well as the Thistle Royal Westminster, Rubens, Status Street, Jolly St Ermins, St. James's Court and Merchant Court hotels. In addition, there is a considerable number of traditional budget hotels in the proximity of the Victoria Hotel. The Sherlock Holmes Hotel in London competes directly with a number of four-star rated hotels such as Dorst Square Hotel, Myhotel Bloomsbury, Radisson SAS and the Radisson Edwardian. The New Riverbank Park Plaza in London is in direct competition with a number of four-star and five-star rated hotels in relative proximity to the River Thames, including the City Inn Westminster, Crowne Plaza Hotel, County Hall Marriott, Royal Lancaster and the Grosvenor House. The hotel we are planning to construct in Budapest, Hungary will compete directly with the Kempinski, Marriott, Hilton, Inter-Continental and Hyatt hotels. The Bucuresti Hotel in Bucharest competes with the Hilton situated directly across the street, the Intercontinental, and the Marriott Grand Palace hotel. We believe that the average room rate in our hotel is competitive. In addition, we compete with other companies in the hotel industry for opportunities to purchase or build new hotels.

      THE ARENA

      There is a large number of shopping malls located in the Greater Tel Aviv area and in its satellite cities, including Herzlia, Ra'anana and Ramat Aviv. The Arena's main competitors are a shopping mall located in Herzlia and another, located in northern Tel-Aviv approximately 8 kilometers from the site. All these malls compete vigorously for tenants and customers. Elscint is attempting to establish a competitive edge, both due to: (a) the unique location of the Marina, overlooking the Mediterranean Sea; and (b) the strong emphasis on the entertainment facilities offered to its patrons.

      MANGO

      Mango operates in a competitive market which is characterized by a large and increasing number of international and local brand stores and independent stores. Mango's direct competitors include brand stores such as Zara, Castro, Honigman, Renuar and Dan Casidi which are located in the vast majority of the shopping centers in Israel. Increased competition could result in pricing pressure or loss of market share and adversely affect Mango's revenues and profitability. Mango's competition strategy includes: attempting to be a fashion trend leader, investment in branding, maintaining a compatible pricing strategy and maintaining leadership of fashion trends.

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

GOVERNMENT REGULATION

      HOTELS AND LEISURE

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

      In the Benelux countries, there is a "Benelux-Hotelclassificatie", which is the Benelux hotel classification system. In the Netherlands this classification system is conducted by the "Bedrijfschap Horeca en Catering", a trade organization established by law in collaboration with the consumer society ANWB (which is a consumer society comparable to the AAA in the United States of America). Our hotels in the Netherlands have received a four-star rating. Restaurants and hotels operating in the Netherlands must operate under the management of a general manager and a local manager.

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

      Belgium

      In Belgium, the grading of hotels is conducted by a tourism organization which operates under the authority of, and in accordance with regulations issued by, the Belgian Ministry of Tourism. Hotels which are not graded are prohibited from operating as a hotel. This organization regulates and grades hotels and restaurants including supervising the method of engaging in agreements and advertising tariffs and the hotel. The regulations also establish the rating of hotels using the "stars" method. Since April 30, 2002, the Astrid Park Plaza hotel has received an official H-4 rating, which is equivalent to a "Four Star Deluxe" rating.

      In addition, various licenses and permits are required to be issued by governmental authorities (including permits for the operation of a restaurant, the sale of alcohol and food and beverage licenses, etc.) and in some instances by the municipal authorities (including illumination, operation of a public terrace during summer months, etc.). Governmental authorities conduct periodic reviews of installations and systems operating within the hotel (elevators, sprinkler systems, sanitation, etc.). Regulations govern the employment of employees, the observance of which is monitored by the employee union and regulated by governmental authorities.

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

      Licenses for sale of alcohol;

      Compliance with various United Kingdom and European Union regulations in connection with employees, in particular working hours regulations;

      Compliance with health and safety regulations, in particular those concerning food and hygiene; and

      Gaming licenses (if applicable).

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

      Following the completion of the renovation, it will also be necessary to obtain an operating permit, which will only be issued after the following consents and approvals have been obtained:

         - The approval of the local State Public Health and Medical Officer Service for the commercial accommodation;

            - Animal Health Station and the local State Public Health and Medical Officer Service for businesses or catering establishments which use or market food or ingredients of animal origin;

            - The Fire Department Control Authority for business establishments, commercial accommodations and hospitality establishments; and

            - The competent building authority (in Elscint's case, the Historical Building Office) certifying that the developer has executed the renovation and construction in compliance with the permits issued to it.

         The operating permit is issued for the hotel as a business activity. Other activities conducted within the premises (such as restaurants, bars, shops, health clubs, etc.) require special operating permits, which are issued by the local municipal authorities. The sale of alcohol on the premises requires a permit from the customs authorities.

         South Africa

         The Sandton Hotel is required to maintain, and currently maintains, licenses for the sale of alcohol on the premises and trading license. The Hotel must also comply with national and municipal regulations regarding food, hygiene and employees.

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

         ARENA AND MANGO

         Israel

         The Arena and its management company are required under local law to maintain various licenses and permits issued by governmental authorities and in some instances by the municipal authorities (including maintaining a valid building permit, building regulation consents required for the occupation and operation of the building, particularly in connection with means of escape in the case of fire and sprinkler permits). Governmental authorities conduct periodic reviews of installations and systems operating within the Arena such as the elevators and sprinkler systems. Regulations govern the employment of employees, the observance of which is regulated by governmental authorities

         The principal regulatory requirements for the operation of Mango include: (i) compliance with the Israeli consumer protection law, (ii) maintaining various licenses and permits issued by governmental authorities (including receiving applicable standards from the Israeli consumer standard institute for certain imported accessories), and (iii) compliance with employment regulations.

C.       ORGANIZATIONAL STRUCTURE

         Elscint is a member of the Europe-Israel (M.M.S.) Ltd.
("Europe-Israel"), an Israeli private company. (See "Item 7 - Major Shareholders and Related Party Transactions"). Europe Israel is a wholly-owned subsidiary of Control Centers Ltd., a privately-held Israeli company ("Control Centers").

         The following table sets forth information about Elscint's significant subsidiaries, jointly controlled subsidiaries and associated company:

                                                 ABBREVIATED        COUNTRY OF           ELSCINT'S DIRECT/INDIRECT
NAME OF COMPANY                                     NAME           ORGANIZATION            OWNERSHIP (PERCENTAGE)
-----------------------------------------       -------------     --------------         -------------------------
                                                                                           EQUITY           VOTING
Elscint Holdings and Investment N.V.            ("E.H.")          Netherlands              100.0             100.0
BEA Hotels N.V.                                 ("BEA")           Netherlands              100.0             100.0
BEA Hotels Eastern Europe B.V.                  ("BHEE")          Netherlands              100.0             100.0
Riverbank Hotel Holding B.V                     ("RBH")           Netherlands               45.0              50.0
Shaw Hotel Holding B.V.                         ("SHH")           Netherlands               30.0*             35.0
Victoria London Hotel Holding B.V.              ("VLH")           Netherlands               50.0              50.0
Victoria Park Plaza Operator Ltd.               ("VPPO")          United Kingdom            50.0              50.0
Andrassy 25 Kft                                 ("Andrassy")      Hungary                   50.0              50.0
Park Plaza Hotel Sandton (Pty) Ltd.             ("Sandton")       South Africa              33.3              33.3
Victoria Hotel C.V. - Limited Partnership       ("VHCV")          Netherlands               50.0              50.0
Grandis Netherlands Holding B.V.                ("Grandis")       Netherlands               45.0              50.0
Sherlock Holmes Park Plaza Ltd.                 ("SHPP")          United Kingdom            45.0              50.0
Astridplaza N.V.                                ("AP")            Belgium                  100.0             100.0
Utrecht Victoria Hotel B.V.                     ("UVH")           Netherlands               50.0              50.0
S.C. Domino International Hotels S.R.L.         ("Domino")        Romania                  100.0             100.0
S.C. Bucuresti Turism S.A.                      ("Bucuresti")     Romania                   70.0              70.0
S.L.S. Sails Ltd.                               ("SLS")           Israel                   100.0             100.0
Elscint Biomedical Ltd.                         ("EBM")           Israel                   100.0             100.0
Gamida Cell Ltd. (associated company)           ("Gamida")        Israel                    33.3              33.3
Mango Israel Clothing & Footwear Ltd.           ("Mango")         Israel                   100.0             100.0


(*) Thirty-five percent (35%) of the share capital of SHH (the company holding the ownership interest in the Shaw Hotel in London) is held by BEA, with another 35% being held by the Red Sea Hotels Group ("RSG"), and the balance (30%) held by another corporation (the "Shareholders"). The Shareholders and the companies controlled by them are bound by an agreement with terms and conditions related to the holdings of the SHH shares (including voting rights and rights to appoint directors). Park Plaza, BEA and RSG, agreed to be bound by a formula under which Park Plaza is entitled to receive 10% of "free funds for distribution" in excess of 10% of all shareholders' investments (10% of shareholders loans (principal) with the addition of 8% annual interest accrued thereon). Park Plaza will also be entitled to all economic and other rights and benefits ("beneficial rights") pertaining to 10% of the rights deriving from all issued and outstanding shares of SHH, which are to be jointly held on its behalf by BEA and RSG. The legal rights attached to the shares as well as voting rights therein will be retained by the registered shareholders. The effective shareholding of BEA in SHH amounts therefore to 30%. Park Plaza is entitled at any time to request the conversion of its beneficial rights into shares with identical rights to those held by the registered shareholders, subject to the investment of its proportionate share in SHH, the consent of all shareholders of SHH and that of the Hotel's financing banks.

         D. PROPERTY, PLANT AND EQUIPMENT

         PROPERTY IN ISRAEL

         Elscint uses leased office spaces in Tel Aviv (approximately 458 square meters) for its management and administration activities which will expire in mid 2005. A part of the leased space in Tel Aviv is leased from Control Centers at market prices.

         In June 2003, our subsidiary that acquired the rights to the Arena, was registered as the owner of the long term lease rights to land owned by the Israeli Land Administration. The capitalized lease rights in respect of the Arena are for a period of 49 years with an option for an additional 49 years. The option period will expire in 2086, subject to the lessee's compliance with the terms of the lease. The Arena itself has a total gross constructed area (excluding underground parking facilities) of approximately 60,000 square meters, of which approximately 26,500 square meters is available for rent, and approximately 33,500 square meters for public areas. In addition, a large underground parking facility of 60,000 square meters, which accommodates approximately 1,500 vehicles, serves the Arena. There is a first priority mortgage on the land and the commercial center, a first priority lien on shares of our subsidiary that owns the rights to the land and a fixed and floating charge to its assets, a fixed and floating charge on all revenues and profits derived from the Arena.

          In September 2000, Elscint won a tender for the acquisition of long-term lease rights to approximately 22 acres, situated on the bank of the artificial Lake Monfort near Ma'alot in Northern Israel. As a result of the economic situation and in view of the state of the tourist branch in particular, implementation of the project has been delayed.

         Mango currently leases five stores: in Tel Aviv (Azrieli shopping center), Kfar-Saba, the Kraiot (Kyrion shopping center), Haifa (Grand Canyon shopping center) and Petah-Tikva) and an additional three outlet stores in Haifa, Natanya and Beer-Sheva. Mango also leases office space in Tel Aviv (approximately 250 square meters) from Europe Israel at market prices for its management and administration activities. The total selling area of Mango's stores is approximately 4,000 square meters.

         PROPERTY IN EUROPE AND SOUTH AFRICA

         Set forth below is certain information with respect to our hotels and hotel projects in Europe and South Africa:

                                    TOTAL
                              CONSTRUCTED AREA
       NAME OF HOTEL              (SQ. FT.)                     ENCUMBRANCES, MISCELLANEOUS
       -------------              ---------                     ---------------------------

Victoria Hotel                     220,000      - land pledged as collateral to secure payment of loan
(Amsterdam)                                     - first priority mortgage and first priority lien on all
                                                  moveable assets

Utrecht Park Plaza                 55,880       - leasehold rights capitalized for a 50 year period until 2036.
                                                - The municipality has the right to terminate the leasehold rights should it determine that the land is required for
                                                  public use or in the event a court determines that the lessee failed to fulfill its undertakings under the terms of the lease
                                                - long term lease rights pledged as collateral to secure
                                                  payment of loan
                                                - first priority lien on all moveable assets

Astrid Park Plaza                  223,300      - first ranking pledge on shares of subsidiary that owns
                                                  the rights to the land (Astridplaza N.V.)

Sandton Park Plaza Hotel           89,100       - first priority mortgage on land
                                                - lien on all moveable assets and on $500,000 bank deposit

Sherlock Holmes Hotel              67,460       - sub-lease for 99 years, since 1996, and an option to extend to a total of 125 years (we are sub-lessee). The company
                                                  holding the property has an option to terminate the lease in
                                                  2059 with an advance notice of 2.5 years
                                                - lien on the sub-lease rights

Victoria Park Plaza,               242,000      - first priority mortgage on land
(London)                                        - first ranking pledge on shares of subsidiary that owns
                                                  the rights to the land
                                                - lien on all moveable assets

Property located on Euston         226,910      - first priority mortgage on land and on moveable assets
Road, London (formerly                          - first priority mortgage on revenues and profits derived
known as Bernard Shaw hotel)                      from the long-term lease agreements
                                                - first ranking pledge on shares of subsidiary that owns
                                                  the rights to the land
                                                - the hotel is leased for a period of 25 years, since 2003, with an option for two additional periods of 15 years each

Riverbank Park Plaza               337,100      - leasehold rights for 125 years. Should the lessee breach any
Hotel                                             of its undertakings under the lease agreement, the lessor
                                                  would have a right of forfeiture of the property, all as
                                                  stipulated in the lease agreement
                                                - first priority mortgage on the lease rights
                                                - first ranking pledge on shares of subsidiary that owns
                                                  the rights to the land
                                                - lien on all moveable assets

Ballet Building (Budapest)         143,000      - none

Bucuresti Hotel Complex            910,000      - lien on shares of the subsidiary that own the complex
including Centrevile
apartment hotel,


         ITEM 5. -- OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

The following discussion should be read in conjunction with our consolidated financial statements included in Item 18 and the accompanying Notes thereto ("consolidated financial statements").

         A "critical accounting policy", is one that (i) is important to the portrayal of an entity's financial condition and results of operations and (ii) requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that our critical accounting policies, estimates and assumptions, the impact of which is material to our financial condition or operating performance, or the nature of which is material because of the level of subjectivity and judgment necessary for highly uncertain matters, are those described below.

         The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in Israel ("Israeli GAAP"), requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate, on an on-going basis, our estimates, including, but not limited to, those related to impairment of real estate assets and investments, allocation of the consideration within a business combination, assessment of the probable outcome of litigation matters in which we are involved and other contingent liabilities, allowance for doubtful debts, determination of subsidiaries' functional currency, current and deferred taxes. We base our estimates on past experience, on professional advice or on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments as to the carrying values of assets and liabilities that are not readily apparent from other sources. In preparing the consolidated financial statements and forming our estimates and judgments with respect to certain amounts included therein, we have utilized available information including, among other factors, our past history as above mentioned, industry standards and the current economic environment, while giving due consideration to materiality. It is possible that the ultimate outcome, as anticipated by us in formulating our estimates inherent in these consolidated financial statements, will either not materialize or prove to be substantially different. Moreover, application of the critical accounting policies described below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, the actual outcome could differ from these estimates. Other companies may use different estimates, which may have an impact on the comparability of our results of operations to those of companies in similar businesses.

         For information as to material differences between Israeli GAAP and U.S. GAAP as applicable to us, see Note 24 to our consolidated financial statements.

         Issues regarding our consolidated financial statements, that (i) in accordance with Israeli GAAP, are subject to considerable judgment; and that
(ii) involve critical assumption and estimates, are in general similar to those under U.S. GAAP.

IMPAIRMENT AND DEPRECIATION OF REAL ESTATE PROPERTIES, DEVELOPMENT ASSETS

         We evaluate the existence of any other-than-temporary decline, and hence, the need for an impairment loss on our real estate assets (operating or under construction), when indicators of impairment are present. Our evaluation is based, as from January 1, 2003, on the higher of (i) our estimated selling price in the open market or (ii) the estimated value-in-use, based on discounted operational cash flows (before interest and income tax charges), expected to be generated by those assets ("cash flows"; and collectively - "recoverable amounts"). Through December 31, 2002, the valuation was based on estimated undiscounted operational cash flows or on our estimated selling price, whichever is higher. The impairment loss is recorded to the extent that the carrying amount of each asset exceeds its recoverable amount.

         Fair value estimates represent the best estimates based on industry trends, market rates, prices and transactions. Our value-in-use estimation involves estimating the future cash flows expected to be derived from continuing use of the assets and from their ultimate disposal. Such value is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect our best estimate of future market and economic conditions that we believe will exist during the remaining useful life of the assets. The discount rate used in measuring the value-in-use, reflects economic environment risks, current market assessments regarding the time value of money, industry risks as a whole and risks specific to the assets, and is the return that investors would require if they were to choose an investment that would generate cash flows of amounts, timing and risk profile equivalent to those that the enterprise expects to derive from the assets. Such rate is generally estimated from the rate implied in current market transactions for similar assets. When an asset-specific-rate is not directly available in the market, we use a substitute rate to estimate the discount rate, by evaluating, as much as possible, a market assessment of: (a) the time value of money for the periods through the end of the assets' useful life; and (b) the possible risk that future cash flows will differ in amount or timing from estimates.

         Based on our estimates of future cash flows, our real estate assets were determined to be recoverable, with the exception of the provisions for impairment made by us in previous and current years. As for the current and accumulated provisions for impairment loss - see Notes 9 and 18I. to our consolidated financial statements.

         The recognition of an impairment to property and the potential impairment calculation are subject to a considerable degree of judgment, the results of which, when applied under different principles or different conditions or assumptions, are likely to result in materially different amounts and could have a material adverse impact on our consolidated financial statements. The evaluation of future cash flows expected to be generated by each property is subject to significant uncertainty in the estimation of future income and expenses of each of our real estate assets, and the future capital expenditures. In preparing these projections, we make a number of assumptions concerning market share of the asset, benchmark operating figures such as occupancy rates, average room rate (in respect of hotels), rental and management fees rates (in respect of the commercial and entertainment center), collection rates, market prospects, industry labor cost prospects, operating efficiency of the management companies and the scope of maintenance and other operating expenses.

         Depreciation of real estate is based on the estimated useful life of the property (50 years, in respect of commercial and entertainment center and 67 or 95 years, as the case may be, in respect of hotels), using the straight-line method. Changes in our estimates regarding the expected economic useful life of our assets, might significantly affect our depreciation expenses.

         Under different assumptions or conditions, the asset impairment analysis or the depreciation rates may yield a different outcome, which may alter the impairment analysis on our assets, as well as the gain or loss on the eventual disposition of the assets.

         For information on the material differences between Israeli GAAP and US GAAP relating to impairment of real estate assets and/or investments in investee companies - see subsections A7. and A8. to Note 24 to our consolidated financial statements. In accordance with U.S GAAP, we should also use critical estimates by determining the useful life of each group of assets. An indication that an asset may be impaired may sometimes indicate that the remaining useful life, the depreciation rates or the residual value for the asset, needs to be reviewed and adjusted under accounting standards applicable to the asset, even if no impairment loss is to be recognized for the asset and vice versa.

BUSINESS COMBINATIONS

We allocate the purchase price of acquired companies and properties to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. In order to allocate the purchase price attributed to each acquired company and/or asset (tangible and intangible; monetary and non-monetary) and liabilities, we identify and estimate the fair value of each of the main acquired tangible assets (land, building, improvement, other equipment and other monetary and non-monetary items) and estimate any other identifiable intangible assets. Such valuations require us to make significant estimates and assumptions. We believe that our estimates used as the basis for this allocation are reasonable under the circumstances. A different method of allocation may cause (i) an increase or decrease (as the case may be) in our depreciation costs; (ii) the need to provide an impairment loss for each of the acquired companies' assets, or to amend it; and (iii) an increase or decrease (as the case may be) in gain (loss) derived from the disposal of these assets.

LITIGATION, OTHER CONTINGENT LIABILITIES AND ALLOWANCE FOR DOUBTFUL DEBTS

a. We are currently involved in various litigation disputes in substantial amounts. We make provision for contingent obligations (including those in respect of discontinuing operation) when the obligations are probable and their amounts can reasonably be estimated. We include in our consolidated financial statements provisions which are based on, among other factors, legal consultation and past experience, and which in our opinion are deemed adequate to cover the costs and resources necessary to satisfy the potential liabilities under these claims. The outcome of such contingent liabilities may differ materially from our assessment. We periodically evaluate these assessments and make appropriate adjustments to our consolidated financial statements. In addition, as facts concerning contingencies become known, we reassess our position and make appropriate adjustments to our consolidated financial statements.

         We are involved in litigation matters, the amount or outcome of which may not be estimable (e.g., class actions). Due to the uncertainties related to the possible outcome and/or the amounts and/or ranges of losses in these litigation matters, neither our management nor our legal advisors are able to make a reasonable estimate of the liability that could result from an unfavorable outcome and accordingly no provision is provided for such claims in our consolidated financial statements. As additional information becomes available, we will re-assess the potential liability related to our pending litigation and will revise our estimates accordingly. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position. See also Note 16B. and 16C. to our consolidated financial statements.

b. We examine, on an ongoing basis, the volume of credit extended to our customers in the ordinary course of business (including long term loans to third parties, in line with and regarding our business) and accordingly, record a provision for doubtful debts based on those factors affecting credit risks, based upon our best judgment. We periodically evaluate the quality and value of loans granted by us to various third parties in the ordinary course of business, taking into consideration the security which was provided, the term of the loans and our past experience with these third parties. If our estimate of collectibility differs from the cash received, the timing and amount of our reported results of operations could be adversely affected.

FUNCTIONAL CURRENCY OF INVESTEE COMPANIES

         In preparing our consolidated financial statements, we are required to evaluate the functional currency of certain subsidiaries operating outside of Israel (especially in Central Europe). In principle, the functional currency is the currency which management believes, based on qualitative criteria, reflects the economic nature of the events and circumstances relevant to the operating subsidliary ("investee") or currency that is extensively used in or has a significant effect on its activity. The functional currency is determined based on management's judgment and involves consideration of all relevant economic factors and circumstances affecting each subsidiary (e.g., the currency of the financial environment that significantly influences management in determining, inter alia, selling prices and payment conditions, or the currency used by management for the purpose of decision making). Generally, the currency in which each subsidiary executed (denominated and settled) the majority of its financing and transactions, which include purchases, billings, collections and payments (i.e., currency in which receivables and payments from current activity are denominated and settled or in which they are retained following their conversion) and the currency in which a majority of costs pertaining to the supply of services (e.g. payroll, maintenance and other expenditures) are denominated and settled, may indicate the functional currency. In these instances, the nature of the subsidiary's operations must also be considered. A significant change in the financial environment, or in the foregoing factors in whole or in part, may require management to re-assess its determination of the functional currency (see also Note 2A.(3)(ii) to our consolidated financial statements).

         When any subsidiary's functional currency is deemed to be other than the reporting currency, then any gain or loss associated with the translation of that subsidiary's financial statements, for consolidation purposes, is charged directly to a separate item in the shareholders' equity, namely "cumulative foreign currency translation adjustments". Exchange rate differences on net monetary items included in the subsidiary's financial statements which are denominated in, or linked to, currencies other than the functional currency, are recorded directly to the statements of operations. See also "Item 11 - Quantitative and Qualitative Disclosure About Market Risks - Exchange Rate Exposure" and " Exposure to Net Investment Value of Foreign Entity".

         In the event the functional currency changes into a currency other than the local one, the amount of the foreign currency translation adjustment and/or the net income in each reported year following the date the change was implemented could be materially affected. For information on currencies involved in our global operations, see "Item 11 - Quantitative and Qualitative disclosure about market risks - Table I - foreign currency risks".

ACCOUNTING FOR INCOME TAXES

         As part of the preparation of our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves an estimate by us of our actual current tax exposure, together with assessing temporary differences resulting from different treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included in our balance sheet. Considerable management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate the weight of all available evidence to determine whether it is probable that some portion or all of the deferred income tax assets could be realized. As of December 31, 2004 we recorded a valuation allowance for substantially all of our deferred tax assets (net, after provisions) primarily consisting of certain net operating losses, as well as other temporary differences between book and tax accounting, (see Note 15F. to our consolidated financial statements). The valuation allowance was recorded due to uncertainties surrounding our ability to utilize some or all of our deferred tax assets. In assessing the need for the valuation allowance, we consider future taxable income, the time limitations on the utilization of losses (see Note 15D. to our consolidated financial statements), and ongoing, prudent and feasible tax planning strategies. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application and/or interpretation of complex tax laws, tax regulations, and tax treaties in respect of various jurisdiction in which we operate and which frequently vary. Tax authorities may interpret certain tax issues in a manner other than that which we have adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, our tax burden of the group may be significantly increased. If the realization of deferred tax assets in the future is considered probable, an adjustment to the deferred tax assets would increase net income during the period in respect of which such determination is made. In the event that actual results differ from these estimates or that we adjust these estimates in future periods, we may incur additional taxes, which could materially affect our financial position and results of operations. We have recorded liabilities for anticipated tax issues based on our estimate of whether, and the extent to which, we may become subject to additional tax payments. If we ultimately determine that payment of these amounts is unnecessary, we will reverse the liability and recognized a tax benefit during the period of the determination. We record an additional charge in our provision for tax in the period in which we determine that the tax liability recorded in our books is less than we anticipate the ultimate assessment to be. As to tax issues affecting our U.S. subsidiary - see Note 15B.(2) to our consolidated financial statements.

         The computation of current and deferred tax liabilities does not include taxes that would have arisen in the event of a sale of the investments in investees (except those that are to be liquidated), or upon receiving the retained earnings as dividends, since in respect of some dividends from profits thereof and/or gains to be generated from their realization are tax exempt, and in respect of others, it is management's policy not to dispose of such investments and/or not to offer, in the foreseeable future, their retained earnings as a dividend distribution or otherwise, in a manner causing a material tax burden on us (see Note 15B.(1)c. to our consolidated financial statements). In assessing the need to provide a tax liability in respect of the abovementioned, we consider, among others, feasible tax planning strategies. Different assumptions or other policies adopted by management, might significantly affect our tax expenses.

         As stated in Note 15G. to our consolidated financial statements, final tax assessments have been received, in respect of the Company and some of our subsidiaries, from 1997 to 2002, while some have not yet been assessed since incorporation. See, in addition, Note 16C.(4) to our consolidated financial statements. Tax authorities may, at this stage, challenge our tax strategy, and thus our income or loss for tax purposes could be significantly affected, so that our tax expenses (current and deferred) may, therefore, increase or our recorded valuation allowance may decrease, significantly. Furthermore, our tax strategy might be impacted by new laws or rulings.

RECENTLY ISSUED ACCOUNTING STANDARDS

For information on recently issued accounting standards under US GAAP - see Note 24 A. to our consolidated financial statements.

For information on recently issued accounting standards under Israeli GAAP - see
Note 2 U. to our consolidated financial statements.

         A. OPERATING RESULTS

         The following table presents for the periods indicated the ratio of certain statements of operation items to total revenues:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                                 -----------------------
                                                                         2004               2003              2002
                                                                         ----               ----              ----
                                                                          %                   %                 %
TOTAL REVENUES

Hotels operation and management                                           76.1               84.9              99.3
Commercial center operations                                              19.3                9.0               -
Asset leasing                                                              4.6                6.1               -
Long term contracts                                                        -                  -                 0.7
                                                                         -----              -----             -----
                                                                         100.0              100.0             100.0
COST OF REVENUES

Hotels operation and management                                           48.0               57.5              64.0
Commercial center operations                                              20.9                9.9               -
Asset leasing                                                              1.1                1.6               -
Long term contracts                                                        -                  -                 0.7
                                                                         -----              -----             -----
                                                                          70.0               69.0              64.7

GROSS PROFIT                                                              30.0               31.0              35.3

Hotels' depreciation, amortization and operating expenses                 22.5               22.7              29.5
Initiation expenses                                                        0.6                1.9               0.8
Selling and marketing expenses                                             4.9                4.0               -
General and administrative expenses                                        9.5               13.2              15.1
                                                                         -----              -----             -----
OPERATING LOSS BEFORE FINANCE INCOME (EXPENSES), NET                      (7.5)             (10.8)            (10.1)

Finance income (expenses), net                                           (12.2)             (18.5)              6.1

                                                                         -----              -----             -----
OPERATING LOSS AFTER FINANCE INCOME (EXPENSES), NET                      (19.7)             (29.3)             (4.0)
Other expenses, net                                                       (3.3)              (7.3)            (10.3)
                                                                         -----              -----             -----
LOSS BEFORE INCOME TAXES                                                 (23.0)             (36.6)            (14.3)
Tax benefits                                                              (0.2)              (3.8)             (2.5)
                                                                         -----              -----             -----
LOSS AFTER INCOME TAXES                                                  (22.8)             (32.8)            (11.8)
Share in loss of an associated company                                    (2.3)              (3.1)             (1.4)
Minority interest in loss (profit) of a subsidiary                        (0.3)               0.3               0.4
                                                                         -----              -----             -----
LOSS FROM CONTINUING OPERATIONS                                          (25.4)             (35.6)            (12.8)
Net profit from discontinuing operation                                    3.9                5.8              42.7
NET PROFIT (LOSS)                                                        (21.5)             (29.8)             29.9
                                                                         =====              =====              ====

         SUMMARY OF FISCAL 2004 OPERATIONS

         In the year ended December 31, 2004, the following activities have significantly influenced our operations:

         - Our hotels and leisure segment operational results improved, mainly as a result of increased occupancy rate in the Victoria London hotel and commencement of operations in the Centreville apartment hotel of additional renovated apartments during the year, higher occupancy rates, and higher rental rates.

         - The Aquatopia attraction within the Astrid Park Plaza facility operated during the entire year ended December 31, 2004 as opposed to operating for four months for the year ended December 31, 2003.

         - The Arena operated during the entire year ended December 31, 2004 as opposed to partial operating on a partial basis since June 2003 for the year ended December 31, 2003.

         -        Most of the Arena attractions commenced operations in April
                  2004.

         FISCAL 2004 COMPARED TO FISCAL 2003

         The following discussion and analysis should be read in connection with our consolidated financial statements and the notes thereto included in Item 18 and the other financial information included elsewhere in this report.

     Revenue from our hotels and leisure segment

         The revenues from our hotels and leisure segment are derived from room rentals, food and beverage sales, rental of commercial area and other services. Our results of operations are significantly influenced by occupancy and room rates at our hotels, and the ability to manage our costs. Future operating results could be adversely impacted by many factors including those discussed in the "Risk Factors" included in Item 3 in this report. As of December 31, 2004, our hotel segment included seven operating hotels (including an apartment hotel) with more than 862 rooms and/or apartments (which represents the number of rooms Elscint owns based on our pro-rata ownership of each hotel) and three hotels under various stages of construction or renovation. The revenues from our hotels and leisure segment for the year ended December 31, 2004 were NIS 218.4 million ($ 50.7 million) as compared to NIS 189.2 million for the year ended December 31, 2003, an increase of NIS 29.2 million or 15.4%.

         Our hotels, which operate in various countries, report their operating results in currencies other than the NIS ("functional currency"), which is generally the currency of their country of residence. We translate our subsidiaries' results of operations into our reporting currency (which is the NIS) based on the exchange rate on the transaction date, or for sake of practicality, using the average exchange rate for the reported period. Through December 31, 2003 we used the representative exchange rate as of the year end for such translation). See also our discussion in "Critical Accounting Policies and Estimates", above. Therefore, a devaluation of the NIS against each functional currency will cause an increase in our revenues in reported NIS and a revaluation of the NIS against each functional currency will cause a decrease in our revenues in reported NIS. We believe that an analysis of our hotels and leisure segment should, therefore, be presented in the functional currency of each of our operating hotels. The following table summarizes our hotels and leisure segment revenues in their functional currency and in reported NIS:

     FUNCTIONAL             REVENUES IN FUNCTIONAL CURRENCY                REVENUES IN REPORTED NIS (THOUSANDS)
     CURRENCY
                              2004           2003          CHANGE           2004           2003         CHANGE
                                                             (%)                                         (%)(*)
                                                             ---                                         ------
     Euro (thousands)        21,444         19,442          10.3%         119,218        107,574         10.8%

     GBP (thousands)          8,655          7,724          12.0%          70,928         60,597         17.0%
     Romanian Lei
     (millions)             189,053        143,066          32.1%          26,225         19,252         36.2%
     S.A Rand
     (thousands)              2,832          2,682          5.6%            1,994          1,782          11.9%
     TOTAL                                                                218,365        189,205       (15.4%)

(*) This change reflects the real change in revenues (in functional currency) plus the devaluation of the NIS against each functional currency.

         Revenues from our hotels in The Netherlands and Belgium have increased by 10.3% for the year ended December 31, 2004, (in reported NIS - 10.8%) mainly due to full-scale operations of the Aquatopia attraction within the Astrid Park Plaza facilities for the year ended December 31, 2004.

         Revenues from our UK hotels have increase by 12%, mainly due to achieving higher occupancy and average room rates in Victoria London and the Sherlock Holmes hotels. In reported NIS we had an increase of 17% (as compared to 12% in GBP) due to devaluation of the NIS against the GBP.

         Revenues from Our Centreville apartments hotel (that form a part of the Bucuresti complex) have increased by 32.1% mainly due to renovations and the operation of additional apartments during the year ended December 31, 2004. In addition, the Centerville apartment hotel achieved higher occupancy rates and higher rental rates during the year ended December 31, 2004.

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

         Average occupancy (as presented in "Item 4 - Business overview") represents total paid rooms occupied divided by total available rooms. We use average occupancy as a measure of the utilization of capacity in our hotels.

         Revenue per available room ("RevPAR") represents total room revenues divided by total available rooms. We use RevPAR as an index for comparative performance in our system of hotels.

         The average RevPAR for our operating hotels (excluding the UK leased hotel and the Centreville apartments hotel) for the year ended December 31, 2004 was NIS 461 ($ 107) as compared to NIS 429 for the year ended December 31, 2003.

     Revenues from the Arena

         The revenues of the Arena are derived from rent fees, management fees and operations of the Arena attractions.

         In general, the rent fee per square meter is composed of the higher of a minimum rent per square meter and a percentage of the lessee's revenues. The minimal rent per square meter in the Arena varies between $10 - $90 and depends on the business segment of the lessees, the quality of the location at the Arena and the size of the tenant area space.

         We charge management fees to the Arena tenants in order to cover our expenses related to the operation of the Arena such as security, cleaning, marketing, utilities, maintenance and other operating costs. In accordance with the management agreements, the management fees charges are defined mainly on the basis of cost plus margin. We have decided, for the time being, to charge a management fee on a lower based fixed charge per square meter, in order to support the tenants in the beginning of their operations until the Arena achieves the level of activity and market positioning in accordance with our business plans.

         Both the rent fees and the management fees are denominated in NIS and adjusted to the Israeli CPI.

         The Arena is a two-story building consisting of two above - ground floors, and a parking lot consisting of approximately 1,500 parking spaces in three underground floors. The total area of the Arena is approximately 120,000 square meters of which 26,500 square meters are leaseable, 60,000 square meters are parking spaces and the remaining areas are public spaces. As of December 2004 and May 2005, we had signed lease agreements relating to approximately 21,800 and 23,200 square meters, respectively, out of approximately 26,500 square meters leasable space. The remaining space is in various stages of negotiations. We have decided, for the time being, that the parking lot is available for the Arena visitors with no charge. This strategic decision might be changed in the future.

         Our total revenues from the Arena for the year ended December 31, 2004 were NIS 55.3 million ($12.8 million) as compared to NIS 20.1 million for the year ended December 31, 2003.

          This increase is attributed to an increase in revenues from rent fees and management fees which have increased by NIS 30.0 million ($ 6.9 million) due to the fact that the Arena achieved almost full scale operations at the end of 2004, as compared to operations in 2003 on a partial basis, beginning in June 2003.

         In addition most of the Arena attractions commenced operations at the end of the first quarter of 2004, accordingly revenues from these operations totaled NIS 6.2 million ($1.5 million) for the year ended December 31, 2004 as compared to NIS 0.2 million for the year ended December 31, 2003.

     Revenues from asset leasing

         On January 6, 2003 the Bernard Shaw hotel was leased to a company engaged in the hotel business for a term of 25 years in consideration for a payment of a fixed amount in each one of the first four years and from the fifth year on, the amount will be adjusted upwards at the rate of 2.5% per annum. In accordance with generally accepted accounting principles the revenues from this lease is recognized by the straight-line method over the lease term. Total revenue derived from this lease for the year ended December 31, 2004 was NIS
13.2 million ($3.1 million) as compared to NIS 13.5 million for the year ended December 31, 2003. The difference is attributable to exchange rate differences.

     Gross profit

         Total gross profit for the year ended December 31, 2004 was NIS 86.2 million ($20.0 million), or 30.0% of total revenues, as compared to NIS 69.0 million, or 31.0% of total revenues, for the year ended December 31, 2003.

         Our hotel segment gross profits increased to NIS 80.7 million ($18.7 million), or 37.0% of the hotel segment revenues for the year ended December 31, 2004 from NIS 60.9 million, or 32.2% of the hotel segment revenues for the year ended December 31, 2003. The increase is the result of increase in revenues of the hotel segment and to improved efficiency in our costs of revenues of this segment.

         The Arena has a gross loss in the amount of NIS 4.6 million ($1.1 million) for the year ended December 31, 2004 as compared to NIS 1.9 million for the year ended December 31, 2003. The Arena gross loss is explained by two factors: (i) the Arena achieved almost full - scale operations only at the end of 2004. As a result, Arena's revenues does not represent full- scale operations during 2004 while most of the Arena's operational expenses are fixed and do not vary with the Arena's revenues or leased spaces. We expect that during 2005 the Arena will achieve full-scale operations; and (ii) the Arena's cost of revenues includes depreciation costs in the amount of NIS 31.1 million ($7.2 million) for the year ended December 31, 2004 as compared to NIS 11.0 million for the year ended December 31, 2003. Excluding these depreciation costs, the Arena's gross profit would be NIS 26.5 million ($6.2 million) or 47.8% of the Arena's revenues for the year ended December 31, 2004 as compared to NIS 9.1 million or 45.2% for the year ended December 31, 2003.

     Operating expenses

     Our operating expenses are as follows:

         Hotels' depreciation, amortization and operating expenses for the year ended December 31, 2004 were NIS 64.5 million ($15.0 million) as compared to NIS
50.4 million for the year ended December 31, 2003. This increase is mainly due to an increase in the hotels' operating expenses to NIS 25.8 million ($ 6.0 million) for the year ended December 31, 2004 as compared to NIS 18.4 million for the year ended December 31, 2003 which is attributed to the increase in the volume of the hotel operations. The operating expenses include fixed expenses of each hotel (which do not vary with the hotel revenue, occupancy rate or gross profit) such as insurance and local taxes, and variable expenses, such as management fees, incentive fees and expenses reimbursements to Park Plaza. In addition, we had an increase in our hotels' depreciation and amortization expenses to NIS 38.7 million ($9.0 million) for the year ended December 31, 2004 from NIS 32.0 million for the year ended December 31, 2003 which is attributed mainly to the depreciation expenses of the Aquatopia attraction which commenced operation in the fourth quarter of 2003.

         Initiation expenses for the year ended December 31, 2004 were NIS 1.6 million ($0.4 million) as compared to NIS 4.3 million for the year ended December 31, 2003. These expenses represent mainly a write-off of project development costs that were previously capitalized for which their expected economic benefit is doubtful and initiation costs of new projects mainly in the hotel segment.

         Selling and marketing expenses for the year ended December 31, 2004 were NIS 14.0 million ($3.3 million) as compared to 8.9 million for the year ended December 31, 2003. This increase is attributed to the continuing advertising and marketing effort to achieve a recognized brand name for the Arena. Selling and marketing expenses consist of an advertising campaign, public relations, wages and other related costs.

         General and administrative expenses for the year ended December 31, 2004 were NIS 27.6 million ($6.4 million) as compared to NIS 29.4 million for the year ended December 31, 2003. This decrease is mainly due to a decrease in general and administrative expenses mainly consisting of a decrease in salaries in our biotechnology segment mainly due to the fact that Elscint has decided to postpone future investment in this segment. This decrease was offset in part by an increase in the Arena's general an administrative expenses due to fact that Arena had a full year operations for the year ended December 31, 2004 as compared to six months of operations for the year ended December 31, 2003. General and administrative expenses include executive and administrative salaries, legal, accounting and professional fees, director's fees and insurance, donations, rental expenses, and depreciation.

     Operating loss

         As a result of the foregoing factors, operating loss for the year ended December 31, 2004 was NIS 21.6 million ($5.0 million), as compared to NIS 24.0 million for the year ended December 31, 2003.

     Finance expenses, net

         Finance expenses for the year ended December 31, 2004 were NIS 34.8 million ($8.1 million), as compared to NIS 41.3 million for the year ended December 31, 2003.

         Our finance expenses, net consist of the followings:

         (i)      Interest expenses on bank loans.

         (ii)     Interest income on deposits and loans.

         (iii) Exchange rate differences on our net monetary assets (mainly deposits and bank loans).

         (iv) In respect of the year ended December 31, 2003, we also have finance income (expenses) which were attributed to inflationary erosion of our net monetary assets. (See detailed explanation below).

         Interest expenses on our bank loans (prior to capitalization of such expenses to fixed assets under construction) for the year ended December 31, 2004 amounted to NIS 78.8 million ($18.3 million) as compared to NIS 59.9 million for the year ended December 31, 2003. The increase is attributable mainly to (i) an increase in our bank borrowings for the year ended December 31, 2004 mainly in respect of credit facility for the construction of our Riverbank hotel in London, (ii) an increase in the average interest margin rate on our banks loans and (iii) the devaluation of the NIS against the Euro and the GBP for the year ended December 31, 2004, which caused an increase in the reporting amount of interest in NIS. In accordance with Israeli GAAP, Elscint capitalized for the year ended December 31, 2004 interest expenses related to bank loans to fixed assets under construction (mainly to the Riverbank hotel project) in the sum of NIS 20.6 million ($4.8 million) as compared to NIS 18.9 million for the year ended December 31, 2003. As a result, the interest on bank loan included in our statement of operations for the year ended December 31, 2004 amounted to NIS
58.1 million ($13.5 million) as compared to NIS 41.0 million for the year ended December 31, 2003.

         Interest income on deposits and loans was NIS 2.9 million ($ 0.7 million) for the year ended December 31, 2004 as compared to NIS 5.3 million for the year ended December 31, 2003.

         Exchange rate income in respect of our net monetary assets (prior to capitalization of such exchange rate results to fixed assets under construction) for the year ended December 31, 2004 was NIS 20.8 million ($4.8 million) as compared to exchange rate expenses of NIS 11.8 million for the year ended December 31, 2003. Out of these exchange rate difference results, Elscint capitalized to fixed assets under construction, exchange rate expenses relating to bank loans in the amount of NIS 0.6 million for the year ended December 31, 2004 as compared to exchange rates income capitalized to such assets in the amount of NIS 26.4 million for the year ended December 31, 2003. As a result, the exchange rate differences income included in our statement of operations for the year ended December 31, 2004 amounted to NIS 21.4 million ($5.0 million) as compared to exchange rate difference expenses of NIS 38.2 million for the year ended December 31, 2003. For additional information and explanations with respect to our exposure to exchange rate fluctuations see "Item 11- Quantitative and Qualitative Disclosures About Market Risk."

         Our finance expenses, net, were significantly influenced, for the year ended December 31, 2004, from applying a new Israeli accounting standard that ceased the adjustment of our financial statements for inflation. In general terms, the adjustments of our financial statements for inflation results in additional finance expenses when our monetary assets are higher than our monetary liabilities and there is an increase in the CPI during the reported year. On the other hand, we would have finance income in instances when our monetary assets are less than our monetary liabilities, and there is an increase in the CPI during the reported year. As a result of applying this new standard we had no income or expenses due to inflationary erosion for the year ended December 31, 2004 as compared to finance income due to inflationary erosion of NIS 31.8 million for the year ended December 31, 2003.

     Other expenses, net

         Other expenses, net for the year ended December 31, 2004 were NIS 9.4 million ($2.2 million) compared to NIS 16.2 million for the year ended December 31, 2003. Other expenses, net for the year ended December 31, 2004 resulted primarily from impairment loss in respect of our investments in the Astrid Park Plaza hotel and the Aquatopia attraction in the amount of NIS 10.5 million ($2.4 million). For additional information see Note 9C to the consolidated financial statement included in Item 18. In addition, we have a loss from realization of fixed assets in the amount of NIS 10.3 million ($2.4 million) in respect Arena's attractions assets disposition. This was offset, in part, by a gain from realization of foreign currency translation adjustments in respect of repayment of a shareholder loan by the Victoria Amsterdam hotel and Utrecht Park Plaza hotel to the Company in the amount of NIS 12.4 million ($2.9 million) and gain derived from deferred consideration received in respect of realization of Algotech shares in the amount of NIS 3.4 ($0.8 million).

     Share in loss of an associated company

         Share in loss of an associated company, Gamida, was NIS 6.6 million ($1.5 million) for the year ended December 31, 2004 as compared to NIS 7.0 million for the year ended December 31, 2003.

     Loss from continuing operations

         As a result of the foregoing factors, we had a loss from continuing operations for the year ended December 31, 2004 of NIS 72.4 million ($16.8 million) or NIS 4.37 ($1.01) basic loss per share, as compared to NIS 79.3 million or NIS 4.75 basic loss per share for the year ended December 31, 2003.

     Net profit from discontinuing  operation

         Net profit from discontinuing operation for the year ended December 31, 2004 was NIS 11.1million ($2.6 million) or NIS 0.67 ($0.16) basic earnings per share, as compared to NIS 13.0 million or NIS 0.78 basic earnings per share for the year ended December 31, 2003. Net profit from a discontinuing operation constitutes mainly the collection of receivables previously written off and to exchange rate differences gain attributed to monetary assets pertaining to a discontinuing operation.

     Loss

         As a result of the foregoing factors, loss for the year ended December 31, 2004 was NIS 61.4 million ($14.2 million) or NIS 3.70 ($0.85) basic loss per share, as compared to NIS 66.4 million or NIS 3.97 basic loss per share for the year ended December 31, 2003.

         FISCAL 2003 COMPARED TO FISCAL 2002

     Revenue from our hotels and leisure segment

         As of December 31, 2003, our hotel segment included seven operating hotels (including an apartments hotel) with more than 1,013 rooms (which are the number of rooms Elscint owns based on its pro rata ownership in each particular hotel) and three hotels under various stages of construction or renovation. The revenues from our hotels and leisure segment for the year ended December 31, 2003 were NIS 189.2 million as compared to NIS 206.7 million for the year ended December 31, 2002, a decrease of NIS 17.5 million or 8.4%.

         The following table summarizes our hotels and leisure segment revenues in their functional currency and in adjusted NIS:

     FUNCTIONAL             REVENUES IN FUNCTIONAL CURRENCY                  REVENUES IN ADJUSTED NIS (THOUSANDS)
     CURRENCY
                              2003            2002         CHANGE           2003           2002           CHANGE
                                                             (%)                                          (%)(*)
                                                             ---                                          ------
     Euro (thousands)       19,442          19,287         0.8%          107,574         94,036             14%
     GBP (thousands)         7,724          10,195         (25%)          60,597         76,289            (20%)
     Romanian Lei          143,066         248,680         (42%)          19,252         34,724            (44%)
     (millions)
     S.A Rand                2,682           3,005         (11%)           1,782          1,630            (9%)
     (thousands)
     TOTAL                                                               189,205        206,679             (8%)

(*) This change reflects the real change in revenues (in functional currency) plus the devaluation/revaluation (net of inflationary erosion) of the NIS against each functional currency.

         Revenues from our hotels in The Netherlands and Belgium increased by 0.8% for the year ended December 31, 2003, while in adjusted NIS we reported an increase of 14%. The difference is attributable to the devaluation of the NIS against the Euro for the year ended December 31, 2003.

         Revenues from our UK hotels decreased by 25% (in adjusted NIS - 20%) mainly due to the change in the Bernard Shaw Hotel activity from hotel operation to assets leasing in January 2003, which contributed revenue of GBP 3.4 million for the year ended December 31, 2002. Excluding the Bernard Shaw Hotel's revenues for the year ended December 31, 2002 we have had an increase (in GBP) in our revenues of 14%, which is attributed to increased revenues from our other UK hotels, mainly due to achieving higher occupancy. In adjusted NIS (excluding the Bernard Shaw Hotel) we reported an increase of 19% (as opposed to 14% in
GBP) due to devaluation of the NIS against the GBP for the year ended December 31, 2003.

         Our Bucuresti complex is composed of two separate units: Bucuresti Hotel and Apartments Hotel ("Centreville"). The decrease in revenues was 42% mainly due to the closing of the Bucuresti Hotel for renovations in December 2002, offset in part by the revenues derived from the Centreville apartments hotel, which was under various stages of renovation during the first half of 2003.

         The average RevPAR for our operating hotels (excluding the UK leased hotel and the Centreville apartments hotel) for the year ended December 31, 2003 was NIS 429 as compared to NIS 474 for the year ended December 31, 2002.

     Revenues from the Arena

     The Arena commercial and entertainment center was officially opened, on a partial basis, in June 2003. The majority of the Arena's revenues were composed of rent fees and management fees. Our revenues from the Arena for the year ended December 31, 2003 were NIS 20.1 million.

     As of December 2003, we had signed lease agreements relating to approximately 19,500 square meters out of approximately 26,500 square meters of leaseable space. The remaining space is in various stages of negotiations.

     Revenues from asset leasing

         On January 6, 2003 the Bernard Shaw Hotel was leased to a company engaged in the hotel business for a term of 25 years in consideration for a payment of a fixed amount in each one of the first four years and from the fifth year and thereafter the amount is adjusted upwards at the rate of 2.5% per annum. In accordance with generally accepted accounting principles the revenues from this lease is recognized by the straight-line method over the lease term. Total revenue derived from this lease for the year ended December 31, 2003 was NIS 13.5 million.

     Gross profit

         Total gross profits for the year ended December 31, 2003 were NIS 69.0 million, or 31.0% of total revenues, as compared to NIS 73.6 million, or 35.3% of total revenues, for the year ended December 31, 2002. Cost of revenues of the hotels and leisure segment for the year ended December 31, 2002 included a subsidy received from the Belgian government in respect of hotel's employees' salaries in the amount of NIS 5.3 million. Without the subsidy the gross profits for the year ended December 31, 2002 would be NIS 68.3 million or 32.8% of total revenues. The Arena experienced gross losses in the amount of NIS 1.9 million for the year ended December 31, 2003. The Arena's gross losses are explained by two factors: (i) the Arena was partially opened in June 2003 and therefore did not achieve full-scale operations in that year. As a result, the Arena's revenues do not represent full- scale operations during 2003 while most of the Arena's operational expenses are fixed and do not vary with the Arena's revenues or leased spaces. (ii) the Arena's cost of revenues includes depreciation costs in the amount of NIS 11.0 million for the year ended December 31, 2003. Excluding these depreciation costs, the Arena's gross profit would be NIS 9.7 million or 45.6% of the Arena's revenues for the year ended December 31, 2003..

     Operating expenses

     Our operating expenses are as follows:

         Hotels' depreciation, amortization and operating expenses for the year ended December 31, 2003 were NIS 50.4 million as compared to NIS 61.5 million for the year ended December 31, 2002. The decrease in these expenses is mainly due to the change in the Bernard Shaw Hotel activity from hotel operations to leasing the property in January 2003 and to the closing of the Bucuresti hotel for renovations in December 2002. As a result, the depreciation cost relating to the Bernard Shaw Hotel was classified as a cost of revenues related to asset leasing and we have no depreciation costs in respect of the Bucuresi hotel for the year ended December 31, 2003. In addition, we have no significant operating costs related to the Bernard Shaw Hotel and to the Bucuresti hotel for the year ended December 31, 2003. The operating expenses include fixed expenses of each hotel (which do not vary with hotel revenue, occupancy rate or gross profit) such as insurance and local taxes, and variable expenses, such as management fees, incentive fees and expenses reimbursements to Park Plaza.

         Initiation expenses for the year ended December 31, 2003 were NIS 4.3 million as compared to NIS 1.8 million for the year ended December 31, 2002. These expenses represent mainly a write-off of project development costs that were previously capitalized for which their expected economic benefit is doubtful and initiation costs of new projects in the hotel segment.

         Selling and marketing expenses for the year ended December 31, 2003 were NIS 8.9 million as compared to nil for the year ended December 31, 2002. These expenses are attributable to marketing efforts for the Arena that was opened in June 2003.

         General and administrative expenses for the year ended December 31, 2003 were NIS 29.4 million as compared to NIS 31.6 million for the year ended December 31, 2002. This decrease is mainly due to the decrease in salaries and related expenses attributable mainly to dividend payments with respect to incentive shares issued to employees against loans provided by the Company, for which the sole security for the repayment of these loans are the issued shares. These dividend payments were recorded as expenses in the statement of operations for the year ended December 31, 2002. The decrease in general and administrative expenses was partially offset by an increase in such expenses (mainly salaries and related expenses) attributable to the commencement of operation of the Arena in June 2003.

     Operating loss

         As a result of the foregoing factors, operating loss for the year ended December 31, 2003 was NIS 24.0 million, as compared to NIS 21.3 million for the year ended December 31, 2002.

     Finance expenses, net

         Finance expenses for the year ended December 31, 2003 were NIS 41.3 million, as compared to finance income, net of NIS 12.8 million for the year ended December 31, 2002.

         Interest expenses on bank loans for the year ended December 31, 2003 amounted to NIS 59.9 million as compared to NIS 51.0 million for the year ended December 31,2002. The increase is attributable mainly to (i) an increase in our bank borrowings for the year ended December 31, 2003, (ii) an increase in the average interest margin rate on our banks loans and (iii) the devaluation of the NIS against the Euro and the GBP for the year ended December 31, 2003 which caused an increase in the reporting amount of interest.

         Exchange rate income (net of inflationary erosion) in respect of our bank loans for the year ended December 31, 2003 was NIS 47.8 million as compared to NIS 25.9 for the year ended December 31, 2002. In the year ended December 31, 2003 Elscint capitalized finance income related to bank borrowings (interest, exchange rate differences and inflationary erosion) to fixed assets under construction (mainly to the Arena and the Riverbank hotel project) in the sum of NIS 7.3 million as compared to finance expenses of NIS 22.6 million for the year ended December 31, 2002.

         In addition we have finance expenses, net (including exchange rate differences and inflationary erosion) derived from bank deposits in the amount of NIS 17.4 million for the year ended December 31, 2003 as compared to finance income of NIS 21.1 million for the year ended December 31, 2002.

     Other expenses, net

         Other expenses, net, for the year ended December 31, 2003 were NIS 16.2 million compared to NIS 21.5 million for the year ended December 31, 2002. Other expenses, net, for the year ended December 31, 2003 resulted primarily from impairment of long-lived assets and investments in the amount of NIS 43.7 million. This was offset in part by a gain from realization of Algotech shares in the amount of NIS 24.7 and gain from realization of foreign currency translation adjustments in respect of repayment of a shareholder loan by SHH to the Company in the amount of NIS
5.8 million.

     Share in loss of an associated company

         Share in loss of an associated company, Gamida, was NIS 7.0 million as compared to NIS 2.8 million for the year ended December 31, 2002. This increase is mainly due to the inclusion of Gamida's loss for all of fiscal 2003 while for the year ended December 31, 2002 we included Gamida's losses only for the three-month period ended December 31, 2002.

     Loss from continuing operations

         As a result of the foregoing factors, we had a loss from continuing operations for the year ended December 31, 2003 of NIS 79.3 million or NIS 4.75 basic loss per share, as compared to NIS 26.7 million or NIS 1.6 basic loss per share for the year ended December 31, 2002.

     Net profit from discontinuing operation

         Net profit from discontinuing operation for the year ended December 31, 2003 was NIS 13.0 million or NIS 0.78 basic earnings per share, as compared to NIS 88.9 million or NIS 5.33 basic earnings per share for the year ended December 31, 2002. This decrease resulted primarily from the inclusion of the results of the sub-assemblies segment (i.e our factory in Ma'alot) for the year ended December 31, 2002 and from the gain derived from the sale of this segment (which is a part of our discontinuing operation) in December 2002 (see Item 4 - "Principal Capital Expenditures and Divestitures").

     Net profit (loss)

         As a result of the foregoing factors, loss for the year ended December 31, 2003 was NIS 66.4 million or NIS 3.97 basic loss per share, as compared to net profit of NIS 62.3 million or NIS 3.73 basic earnings per share for the year ended December 31, 2002.

         B. LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

         Our capital resources are (i) lines of credit obtained from Israeli and foreign banks and financial institutions, (ii) financing margins resulting from the refinancing of loans extended to the subsidiaries owning our assets (iii) proceeds from sales of assets and (iv) our available cash and cash equivalents. Such resources are used for subordinated debt investments in our real estate assets that are built by Elscint's wholly owned and jointly controlled subsidiaries that are formed for the construction and operation of our various real estate assets. The subordinated debt-financing portion is typically 30%, and Elscint's portion of such amount varies based on the portion of its ownership in the relevant subsidiary. The balance of the amount needed for the construction of the assets is financed through the mortgage of the underlying real estate in favor of local banks that provide financing. The subordinated debt financing to our wholly owned and jointly controlled subsidiaries is typically provided by Elscint through shareholder loans that are subordinated to the bank loans provided to the subsidiary.

         Our short-term liquidity needs include funds for interest and principal payments on our outstanding indebtedness, corporate general and administrative expenses and capital expenditures. Our long-term liquidity needs include funds for construction and/or renovation of our hotels and initiation of new projects. Due to the Company's nature of activity as an entrepreneurial company within the real estate business, our ability to obtain the necessary funding relies mainly on our ability to realize our real estate assets (by their improvement and sale to third parties or by obtaining re-financing loans) and we depend on real estate market conditions which may significantly effect our liquidity and capital resources.

         Our ability to fund operations, make planned capital expenditures, make required payments on any securities we may issue in the future and remain in compliance with the financial covenants under our loans agreements will be dependent on our future operating performance. Our future operating performance is dependent on a number of factors, many of which are beyond our control, including occupancy rates of our hotel rooms and the room rates we can charge. These factors are impacted by prevailing economic conditions and financial, competitive, regulatory and other factors. In the event that our plans change, our assumptions change or prove to be inaccurate, business conditions change, or if other capital resources and projected cash flow otherwise prove to be insufficient to fund our operations (due to unanticipated decrease in revenues, or increase in expenses and other unforeseen events), we may be required to seek additional financing. There are no assurances that, under such circumstances we will be able to obtain such financing.

FISCAL 2004 CASH FLOWS COMPARED TO FISCAL 2003 CASH FLOWS

         Cash flows from operating activities

         Net cash provided by continuing operating activities for the year ended December 31, 2004 was NIS 4.6 million ($1.1 million), as compared to net cash used in continuing operating activities of NIS 5.1 million for the year ended December 31, 2003. This change was primarily due to improvement in our cash flow from the hotels and leisure segment, offset in part by an increase in finance expenses, net (expenses on bank borrowings which were not capitalized to fixed assets under construction, net of interest income on banks deposits, net).

         Net cash used in discontinuing operating activities for the year ended December 31, 2004 was NIS 0.4 million ($0.1 million), as compared to NIS 12.2 million for the year ended December 31, 2003. The negative cash flow for the year ended December 31, 2003 is mainly attributed to realizations of bank guarantees previously provided to a foreign bank in respect of a former customer's liabilities to the foreign bank. These guarantees lapsed at the end of 2003 and we are now attempting to collect these debts from those costumer.

         As a result of the foregoing factors, net cash provided by operating activities for the year ended December 31, 2004 was NIS 4.2 million ($1.0 million) as compared to net cash used in operating activities of NIS 17.4 million for the year ended December 31, 2003.

         Cash flows from investing activities

         Net cash used in continuing investing activities for the year ended December 31, 2004 was NIS 197.8 million ($45.9 million), as compared to NIS
165.5 million for the year ended December 31, 2003. This change was primarily due to a decrease in the proceeds from sale of long term investment and loans to NIS 4.3 million ($1.0 million) for the year ended December 31, 2004 (mainly attributed to the deferred consideration received from the realization of Algotech shares and to collection of long term loans receivable from tenets) as compared to NIS 274.7 million for the year ended December 31, 2003 (mainly relating to the refund of bank deposit in the amount of NIS 243.7 million that served as security for a loan in the same amount and proceeds in the amount of NIS 28.3 million from the sale of Algotech shares in November 2003). This was partially offset by (i) a decrease in the purchase of fixed and other assets to NIS 208.7 million ($48.4 million) for the year ended December 31, 2004 (mainly relating to the construction of the Riverbank hotel project and to renovation of apartments in the Bucuresti complex) from NIS 417.0 million for the year ended December 31, 2003 (mainly relating to construction of the Arena and Riverbank hotel project) and (ii) an increase in the proceeds from realization of fixed assets to 20.5 (mainly in respect of realization of our U.S subsidiary's building in June 2004) as compared to NIS 1.6 million for the year ended December 31, 2003.

         Net cash provided by discontinuing investing activities for the year ended December 31, 2004 was NIS 2.1 million ($0.5 million), as compared to of NIS 94.7 million for the year ended December 31, 2003. This decrease is mainly attributable to the proceeds received from the buyer of the sub-assemblies segment at the beginning of year 2003.

         As a result of the foregoing factors, net cash used in investing activities for the year ended December 31, 2004 was NIS 195.7 million ($45.4 million) as compared to NIS 70.8 million for the year ended December 31, 2003.

         Cash flows from financing activities

         Net cash provided by financing activities for the year ended December 31, 2004 was NIS 133.8 million

($31.1 million), as compared to NIS 94.0 million for the year ended December 31, 2003.

         Net cash provided by financing activities for the year ended December 31, 2004 was mainly attributable to the following:

         - Proceeds from long-term debts in the amount of NIS 308.7 million ($71.7 million) which is attributed mainly to long-term refinancing loan agreement of the Victoria Amsterdam hotel and Utrecht Park Plaza hotel (see below), in the amount of NIS 211.0 million ($ 49.0 million) and draw-downs of funds under the long-term credit facility provided for the construction of the Riverbank hotel in the amount NIS 95.5 million ($ 22.2 million).

         - Payment of long term debts in the amount of NIS 134.0 million ($31.1 million) which is attributed mainly to repayment of previous bank loans of the Victoria Amsterdam hotel and Utrecht Park Plaza hotel in the amount of NIS 126.0 million ($
                  29.2 million) subsequent to the refinancing loan provided.

         - In addition, we executed payments of short term credits, net, in the amount of NIS 40.9 million ($9.5 million).

         Net cash provided by financing activities for the year ended December 31, 2003 was mainly attributable to the following:

         - Proceeds from long-term debts in the amount of NIS 364.9 million which is attributed mainly to (i) long-term refinancing loan agreement of the Bernard Shaw Park Plaza hotel, in the amount of NIS 162.1 million and (ii) a long-term credit facility provided for the construction of the Arena in the amount of NIS 195.1 million,

         - Payments of long term debts in the amount of NIS 324.0 million which is attributed mainly to repayment of previous bank loans of the Shaw Park Plaza hotel in the amount of NIS 67.2_million subsequent to the refinancing loan provided and a repayment of a long-term bank loan in the amount of NIS 243.7 million out of the deposit that served as security for the aforementioned loan.

         - In addition, we were provided with a short term credit, net, in the amount of NIS 53.0 million ,attributed mainly to draw-downs of funds under the long-term credit facility which was provided for the construction of the Riverbank.

MAJOR BALANCE SHEET ITEMS MOVEMENTS THAT AFFECT OUR LIQUIDITY

         Cash and cash equivalents decreased to NIS 41.8 million ($9.7 million) as at December 31, 2004, as compared to NIS 98.5 million as at December 31, 2003. This decrease is primarily attributed to the ongoing cash investments in the construction of our projects (mainly the Riverbank hotel project and for completion of the construction works in the Arena), repayment of long-term bank loans and operational expenses. It was offset in part by a refinancing loan provided to our hotels in the Netherlands and to proceeds from realization of our U.S subsidiary's building

         Fixed assets, net, increased to NIS 2,185.3 million ($507.3 million) at December 31, 2004, from NIS 2,003.4 million at December 31, 2003, primarily due to the continuing investment in the construction of the Riverbank hotel project as well as the completion of the construction works of the Arena, and to devaluation of the NIS against the functional currencies of our investees. This was offset, in part, by the assets' annual depreciation.

         Short-term credit and long-term debt increased to NIS 1,461.2 million ($339.2 million) as at December 31, 2004, from NIS 1,258.1 million at December 31, 2003. This increase is attributable mainly to obtaining new bank facilities for the year ended December 31, 2004 (see "financing" below) and the devaluation of the NIS against the GBP and the Euro for the year ended December 31, 2004, offset in part by repayment of a long-term bank loans.

         As of December 31, 2004, we had bank loans in the aggregate amount of NIS 690.2 million ($160.2 million), which, as a result of receipt of waiver letters from the respective lenders, had a maturity date of January 1, 2006. These amounts consist of: (i) a bank loan in the amount of NIS 294.5 million ($68.4 million), secured by certain collateral, for which the bank has provided a letter consenting to reschedule the loan for a period of 10 years, subject to our furnishing additional agreed upon security and execution of a definitive long term loan agreement; and (ii) a loan agreement in the amount of NIS 395.7 million ($91.8 million) in respect of which, as of the balance sheet date, we were not in compliance of certain financial and operational covenants. Should we fail to provide the banks with the additional security, sign the definitive agreements or fail to comply with the covenants in the loan agreements, then these loans could be reclassified as short-term debt. Such classification in our financial statements may improperly reflect our working capital ratio as well as other financial indicators since the real-estate assets which were financed by these loans are classified as non-current assets. Although we were not in compliance with these covenants, we continue to make payments of principal and interest according to the original long-term repayment schedule of this loan. We believe we will reach a favorable resolution of these matters, however we cannot be certain that this will occur.

FINANCING

         In the year ended December 31, 2004 we drew funds mainly from the following facilities:

                  - In December 2003 our jointly controlled subsidiary, Riverbank Hotel Holding B.V. ("RBH"), signed a long term credit facility agreement with a bank according to which the bank has made available to RBH a credit facility in the aggregate amount of GBP 67.0 million (in which Elscint's share is GBP 33.5 million). In accordance with the agreement the facility shall be used initially for the payment of the short-term credit facility previously provided by the bank and the remaining proceeds will finance the cost incurred in connection with construction of the hotel. The loan bears annual interest at the basic rate of the bank plus a margin of 1.4%, provided that the interest rate shall in no event be less then LIBOR plus 2.2% per annum. The loan is repayable over a period of 10 years commencing the earliest date of
                           (i) August 27, 2007 or (ii) the Economic Completion Date as determined in the agreement, and the remaining balance is repayable as a bullet repayment at the end of the period. These repayment terms are subject to compliance by RBH with certain financial and operational covenants as stipulated in the agreement.

                           As part of the agreement the bank was provided with
                           (i) a charge over RBH's tangible fixed assets and shares, (ii) a guarantee in favor of the bank provided severally by Elscint Ltd. and companies of the Red Sea Group ("RSG") each in the amount 7.1% of the outstanding loan and (iii) a joint construction completion guarantee in favor of the Bank was provided by Elscint Ltd. and RSG. In addition, RBH has taken upon itself to comply with a number of financial and operational covenants as specified in the loan agreement.

                           In the year ended December 31, 2004 RBH draw funds under this facility in the amount of GBP 22.9 million (Elscints share is GBP 11.4 million) that used for the construction of the Project. As of December 31, 2004, RBH'S outstanding loan amount to GBP 61.6 million.

                  - In October 2004 our Jointly controlled subsidiaries, Victoria Hotel C.V ("VHCV") and Utrecht Victoria Hotel B.V ("Utrecht") together with The Mandarin Hotel B.V (a company in the RSG) signed an agreement with a bank for a refinancing loan in the amount of Euro 80.0 million, in which Elscint's jointly controlled subsidiaries' share is Euro 71.7 million. An amount of Euro 42.4 million served as repayment of a previous bank loan extended to the Jointly controlled subsidiaries and the remaining amount was used for repayment of shareholder loans, which increased our available cash. Approximately Euro 4.6, million is repayable during the first 5 years and the remainder is to be paid as a bullet repayment at the end of the term (September 30, 2009). The interest rate on this loan was fixed by a swap transaction at the rate of 5.1% per annum.

                           As a security for the loan the borrowers have provided the bank, amongst others, with charge over the borrowers' real estates and moveable assets, pledge on the borrowers shares, lease agreements, management agreements, income receivables accounts, and insurance rights.

                           As part of the agreement, it was determined that all borrowers and guarantors are jointly and severally responsible towards the bank for each of the other borrower.

                           In addition, the borrowers have took upon themselves to comply with a number of financial and operational covenants as specified in the loan agreement.

ASSET DISPOSITION

                  - In November 2003, the Company sold to a third party its interest (approximately 16%, fully diluted) in Algotech. The proceeds from this sale were approximately $7.8 million (subject to adjustments) out of which an amount of $6.3 million has been received as of December 31, 2003. During the year ended December 31, 2004 and 2005 Elscint has received additional and final proceeds in the amount of $ 0.7 million and $ 0.4 million, respectively.

                  - In April 2004, Elscint Inc. signed an agreement with an unrelated third party for the sale of its building in Rockleigh, New Jersey. Upon the closing of the agreement, in June 2004, Elscint Inc. received total consideration in the amount of $4.75 million.

ASSETS HELD FOR SALE

         At the moment, Elscint has no specific assets held for sale.

CONTRACTUAL OBLIGATIONS

         Our contractual obligations are comprised mainly of long-term loans from banks and financial institutions and long-term operating leases. These obligations are linked to foreign currencies (mainly U.S. dollar, GBP and the Euro). In the following table we summarize our significant contractual obligations as of December 31, 2004 in NIS while translating them by the representative exchange rate as of December 31, 2004 between the NIS and the currency in which the obligation is denominated. Therefore, actual payments of these amounts (as they will be presented in the financial statements of the Company in preceding years) are significantly dependent on the exchange rate of the NIS against foreign currencies and can be significantly different than those presented in the following table.

CONTRACTUAL OBLIGATIONS                                            NIS (MILLION)
-----------------------                                            -------------
                            LESS THAN ONE        2-3 YEARS          4-5 YEARS      MORE THAN 5 YEARS       TOTAL
                            -------------        ---------          ---------      -----------------       -----
                                YEAR
Long-term debt

obligations (i)                    90               826(ii)              307               568             1,791
Operating lease
obligation (iii)                    5                 11                 11                553               580
Construction services (iv)         83                 --                 --                 --                83
Others (v)                          2                  2                 --                 --                 4
TOTAL                             180                839                318              1,121             2,458

                  (i) These amounts include payments of principal and interest in respect of our long-term debt. For additional information in respect of the long-term loan, see Note 13 to the consolidated financial statements included in this report and "Item 11-Quantitative and Qualitative Disclosures About Market Risk."

                  (ii)  a. Bank loans include loans granted to the Company
                           from an Israeli bank totaling NIS 294.5 million, secured by a first ranking pledge of BEA shares and certain additional first and second ranking pledges on shares of BEA's subsidiaries, and further secured by first or second ranking pledges on assets and interests acquired by means of the credit line, and as may be required by the bank. In addition, the Company undertook to comply with certain financial covenants, namely maintaining, throughout the duration of the credit, of a minimum ratio of shareholders' equity to total balance sheet assets. The bank has informed the Company of its principal consent to reschedule the repayment of the aforementioned loans for a period of 10 years, subject to the furnishing by the Company of additional agreed upon security as well as the execution of detailed agreements between the parties. The Company's management estimates, based on such understandings, that subject to its provision of such security, the balance of the loan will be rescheduled for a long-term period. The bank has informed the Company in writing, that it does not intend to demand repayment of the loans prior to January 1, 2006. The bank has also informed the Company that in any event of a full or partial sale, issuance or a refinancing by the Company, or in any other event constituting a trigger event, occurring prior to January 1, 2006, a repayment of a certain amount, as agreed upon by and between the parties or failing such agreement as determined by the bank, is to be executed.

                        b. Within the framework of agreements for the receipt
                           from Israeli banks of long-term foreign currency credit facilities in an aggregate amount, in which the Company's share totals to NIS 395.7 million, (for financing hotels and the Arena construction), the companies owning the properties undertook in favor of the banks to comply, throughout the duration of the credit, with certain financial and operating covenants. Should such companies fail to comply with all or any of such covenants, or upon the occurrence of certain events as detailed in the agreements, the banks will then be entitled to demand the immediate repayment of the loans. As of December 31, 2004, the borrowers are yet to comply with certain covenants, which in the opinion of the managements thereof do not affect their repayment ability (principal and/or interest) to the banks on a regular basis and the actual repayments, as aforesaid. The parties to the agreements follow the terms and conditions provided therein in respect of the long-term repayment schedule or in accordance with the agreement with the bank, as the case may be. The borrowers' managements are of the opinion, based on previous experience that the banks will not call for immediate repayment of the credit, as a result of such temporary breaches. The Company's management believes therefore that these loans are vested with a long-term nature. In addition, the banks have informed the Company in writing as to their consent to extend the term of the above-mentioned credit facilities until January 1, 2006.

                  (iii) Our operating lease obligations are subject to periodic adjustment of the lease payments as stipulated in the agreements. In this table we included the lease obligations based on the lease payments for the recent year. For additional information in respect of our operating lease obligations see Note 9B to the consolidated financial statements included in this report.

                  (iv) This refers to contracts with supplier and subcontractors in respect of the construction of our projects.

                  (v) Includes NIS 3.0 million ($0.7 million) in respect of agreement between Elscint and the Israeli Tax Authorities for final tax assessment for the years 1999 trough 2002 as well as various agreements for supply of services by third parties in the Company's ordinary course of business.

                  In addition, we have agreed with the Rezidor group, regarding the future management of two hotels, currently under construction and/or renovation (the National Ballet Building in Hungary, which is intended to operate under the "Regent" brand name and the Bucuresti hotel in Bucharest, which is planned to operate under the brand name "Radisson SAS"). As part of these agreements we undertook to complete the renovation of the hotels within a period of three years from the execution date of the agreements. Should we fail to comply with such undertaking then the Rezidor group can terminate the agreements with immediate effect upon written notice.

DERIVATIVE INSTRUMENTS

         For information about financial instruments used, profile of debt, currencies, interest rate structure, and the use of financial instruments, see "Item 11 - Quantitative and Qualitative Disclosure about Market Risk".

LOANS

         A. Set forth below is information with respect to loans taken by us, by our subsidiaries and by our jointly controlled companies. The loans granted to our jointly controlled companies are presented in the table at their full value:

                   Amount of Loan
                     and Amount
  Borrower and     Outstanding as     Interest on
     lender          of 12/31/04         Loan               Security for Loan                Other Information
---------------    --------------   --------------   ------------------------------   -------------------------------
Borrower:          3 Credit         With respect     Various pledges (first           As long as any of the
                   facilities in    to Loan I -      and second ranking) on           facilities are
Elscint Ltd.       the aggregate    LIBOR + 2.85%    shares of  wholly owned          outstanding, the ratio
                   total of                          and jointly controlled           between equity and total
                   approximately    With respect     subsidiary companies             assets has to be not less
                   $68.3 million    to Loan II -                                      than 25%
Lender:                             LIBOR + 2.85%
                   Amount                                                             As per a letter received
Bank Hapoalim      outstanding -    With respect                                      from the bank, the bank
                                    to Loan III -                                     will not demand the
                   Loan I in USD    LIBOR + 2.85%                                     repayment of the loan
                   - $0.7 million                                                     prior to January 1, 2006

                   Loan II in
                   Euro -Euro
                   35.1 million

                   Loan III in
                   GBP 10.2
                   million

Borrower:          Utrecht          the Interest     - Mortgage on both               - 6% of principal to be
                   Victoria Hotel   on the loan        hotels (and the Mandarin         paid during first five
Victoria Hotel     B.V.-   Euro     is hedged by       hotel not owned by               years commencing
C.V.and Utrecht    14.0 million     a SWAP             Elscint)                         December 31, 2004
Victoria Hotel                      transaction,
B.V. (and The      Amount           accordingly      - First priority
Mandarin Hotel     outstanding      the fixed          security on moveable
B.V.  - a          Euro 14.0        interest           property, bank accounts        - Balance to be paid at
company owned by   million          rate is            (operating income and            end of term (September
the Red Sea                         5.11% per          debt service reserve),           30, 2009)
Group)             Victoria Hotel   annum              rights of the borrowers
                   C.V. -                              under their management         - Elscint has no
                   Euro                                agreements  and                  interest in the
                   57.8 million                        insurance proceeds               Mandarin hotel included
Lender:                                                                                 in the refinancing
                   Amount                            - First ranking pledge             loan.  Since all
Merrill Lynch      outstanding                         on shares of borrowers           borrowers have joint
International      Euro 57.7                           which own the rights to          and several liability,
                   million                             the land                         Elscint has a mutual
                                                                                        indemnity arrangement
                                                                                        with the owner of the
                                                                                        Mandarin hotel with
                                                                                        respect to liabilities
                                                                                        of each borrower under
                                                                                        the loan, l

                   Amount of Loan
                     and Amount
  Borrower and     Outstanding as     Interest on
     lender          of 12/31/04         Loan               Security for Loan                Other Information
---------------    --------------   --------------   ------------------------------   -------------------------------
 Borrower:         GBP 58.2         the interest     -  Mortgage on hotel             - GBP 12.7 million
                   million          on the loan                                         payable in quarterly
Shaw Hotel                          is hedged by     -  Fixed and floating              installments over a
Holding B.V.       Amount           a SWAP              charge over the                 period of 25 years from
                   outstanding -    transaction,        borrower's                      June 2003.
                   GBP 58.1         accordingly         tangible fixed
                   million          the fixed           assets                        - GBP 21.3 million
Lender:                             interest                                            payable in quarterly
                                    rate is 5.8%     -  Rights to all                   installments from June
Bradford &                          per annum           revenues and                    2008 over a period of
Bingley Plc and                                         profits that will               20 years.
The Governor and                                        be received from
Company of The                                          the long term                 - GBP 24.2 million
Bank of Scotland                                        lease agreement                 payable as a bullet
                                                        with Accor                      repayment in 2027.


                                                     -  First ranking pledge
                                                        on shares of
                                                        subsidiary that
                                                        owns the rights to
                                                        the land

                                                     -  GBP 95 thousand
                                                        deposited to
                                                        guarantee interest
                                                        payments

 Borrower:         Loan:            Prime  - 1%      -  $500,000 deposit to            - Capital repayments
                                                        guarantee repayment of           commenced on October 1,
Park Plaza Hotel   Rand 20                              loan                             2003 with monthly
(Sandton)          million                                                              installments of Rand 33
(Proprietary)                                        -  Mortgage on hotel                thousand.  In each
Ltd.               Amount                                                               succeeding year the
                   outstanding -                     -  Rand 5 million bond              monthly installments
                   Rand 19.3                            over the hotel's                 will increase by Rand
                   million                              movables and debtors             17 thousand
Lender:

Nedcor
Investment Bank
Ltd

Borrower:          Credit           LIBOR + 1.65%    -  First priority                 - GBP 14.1 million of
                   Facility -                           mortgage on the land             the loan repayable in
Victoria Hotel                                          and the building and             20 quarterly
Holding B.V.       GBP 39.9                             lien on all moveable             installments commencing
                   millions                             assets. First ranking            March 2003; balance
                                                        pledge on Victoria               repayable in one
                   Amount                               Hotel Holding B.V's              payment in December 2012
Lender:            outstanding                          shares.
                   -GBP 37.1
Bank Hapoalim      millions                          -  Guarantees by each of
B.M London Branch                                       Elscint and a company
                                                        of the Red Sea Group in
                                                        the amount equal to
                                                        2.5% of total costs of
                                                        the project

                   Amount of Loan
                     and Amount
  Borrower and     Outstanding as     Interest on
     lender          of 12/31/04         Loan               Security for Loan                Other Information
---------------    --------------   --------------   ------------------------------   -------------------------------
Borrower:          Two loans,       First loan -     - Pledge on a security           The Bank has restricted its
                   each for $13.0   LIBOR + 1%         deposit of $14 million         right to realize the Elscint
BEA Hotels         million                                                            guarantee, by linking it to
Eastern Europe                      Second loan -    - Lien on Domino and             the realization of the pledge
B.V.               Amount           LIBOR + 2.5%       Bucuresti shares               over the Bucuresti shares
                   outstanding -                                                      owned by Domino (except for
                   $26 million                       - Lien on BEA Hotel              certain instances stipulated
                                                       Eastern Europe shares          in the loan agreement)
Lender:                                                and a floating lien on
                                                       its assets
Bank Leumi Le
Israel Ltd.                                          - A floating lien on
                                                       Domino's assets

                                                     - Undertaking to
                                                       maintain existing
                                                       ownership structure of
                                                       hotel

                                                     - Unlimited guarantee
                                                       by Elscint

Borrower:          Credit           LIBOR + 2.2%     - Liens on all assets,           Half of the loan will be
                   facility -                          including leasehold            repayable in quarterly
Riverbank Hotel    GBP 67 million                      rights to the land and         installments over 10 years
Holding B.V.                                           goodwill of hotel              commencing at the earliest of
                   Amount                              owning subsidiary              (i) August 27, 2007 or (ii)
                   outstanding -                                                      the Economic Completion Date
                   GBP 61.7                          - First ranking pledge           as determined in the agreement
Lender:            million                             on shares of subsidiary        and the remaining balance will
                                                       that owns the rights to        be repayable as a bullet
Bank Hapoalim                                          the land                       repayment after 10 years
B.M London Branch

                                                     - A joint construction
                                                       completion guarantee
                                                       provided by Elscint and
                                                       a subsidiary of the Red
                                                       Sea Group

                                                     - A guarantee in favor
                                                       of the bank by Elscint
                                                       and a company in the
                                                       Red Sea Group each in
                                                       the amount equal to
                                                       7.1% of the outstanding
                                                       loan

Borrower:          GBP 14.2         LIBOR + 1.4%     - Fixed and floating             - Half of the loan
                   million                             lien on rights to                repayable in quarterly
Grandis                                                borrower's assets,               installments over 10 years
Netherlands        Amount                              including goodwill               commencing December 2002.
Holding B.V.       outstanding                                                          Balance to be repaid after
                   -GBP 12.7                         - First ranking pledge             10 years (December 2012)
                   million                             on shares of subsidiary
                                                       that owns the rights to
Lender:                                                the land

Bank Hapoalim                                        - L5.4 million of the
B.M London Branch                                      loan is guaranteed by
                                                       Elscint Limited and Red
                                                       Sea for 50% each

                   Amount of Loan
                     and Amount
  Borrower and     Outstanding as     Interest on
     lender          of 12/31/04         Loan               Security for Loan                Other Information
---------------    --------------   --------------   ------------------------------   -------------------------------
Borrower:          Credit           LIBOR + 2.5%     - Mortgage on Arena and          As per letter received, the
                   Facility -$46                       the land                       bank will not demand the
S.L.S Sails Ltd.   million                                                            repayment of the loan prior to
                                                     - First ranking pledge           January 1, 2006
                   Amount                              on shares of subsidiary
                   outstanding -                       that owns the rights to
Lender:            $46 million                         the land

Bank Discount                                        - Floating lien on
                                                       assets of center owning
                                                       subsidiary and rights
                                                       with respect to current
                                                       and future tenants

                                                     - A guarantee by Elscint

B. Our subsidiaries and jointly controlled companies which are engaged in construction and/or the operation of hotels and the Arena entered into loan agreements with banks and financial institutions, which include an undertaking of those companies to comply with certain financial and operational covenants ("covenants") throughout the duration of the respective loans. The covenants include:, achieving certain operational milestones on certain specified dates (e.g. scope of lease, etc.); complying with debt cover ratio and "loan outstanding amount" to secure assets value ratio; complying with certain restrictions on interest rates; maintaining certain cash balances for current operations; maintaining equity to project cost ratio and net profit to current bank's debt; occupancy percentage; average room or rental fee rates; and others. In addition, we have also entered into credit agreements under which we undertook to comply with certain financial covenants, namely maintaining a minimum ratio of shareholders' equity to total balance sheet assets throughout the duration of the loan. In the event the Borrowers will not be in compliance with these covenants, the lenders have the right to call the loan for immediate repayment.

         C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Not applicable.

         D. TREND INFORMATION

     Our hotel business is affected by the trends in each of the geographic areas in which we operate.

     Contrary to the weak results of the hotel industry in years 2001 to 2003, most of the western European markets experienced in 2004 an increase in revenue per available room (RevPAR), which was derived mainly from an increase in occupancy rates. Management believes this has resulted from the trends discussed below.

     2004 was a significant year for the hotel industry in Europe. Ten countries joined the European Union making significant changes in the political, cultural and demographic arena. Europe has hosted two major sporting events: the Olympics and the Euro 2004 Football Championships, which influenced especially their host cities. In addition, low cost flight is changing the travel patterns across the region and is resulting in an increase of travel and revenues in our hotels business.

     During the last 12 months, several new travel trends have been experienced:
(i) consumers are becoming more independent and show a clear preference for making their own travel arrangements, mainly due to the increased use and availability of Internet booking, the increasing number of online booking engines and the expansion of low-cost airlines; (ii) there has been an increased in price transparency available on the internet, which combined with economic and social uncertainty, also means that booking lead times remain short while price sensitivity stays high; and (iii) the preference for more frequent and short stay trips has continued to be evident in travel patterns.

In 2001 and 2002, the Western European hotel industry generally experienced a decline in industry results, following the outbreak of "foot and mouth" disease and the subsequent September 11, 2001 terrorist attacks in New York. This trend continued in 2003 when the European hotel industry was challenged with operating and economic conditions that were effected by the war in Iraq and the outbreak of SARS. These events caused a continuance in the slow down of corporate spending. In addition, weak domestic demand coupled with an appreciating Euro has resulted in a weak growth across the Euro-zone.

Although the situation in Iraq remains unsettled and political unrest and terrorism has flared up several times in other Iraqi cities, the impact on economies and hotel performance has not been as harsh in 2004 as it was in the aftermath of 9/11.

The Asian's tsunami disaster, at the end of 2004, has not impacted Europe results in 2004. The UK and particularly the London hotels have enjoyed an improvement in results reversing the poor trends of recent years, especially due to: (i) the improvement in the economic conditions and growth to the GDP; (ii) low inflation in spite of the increase of interest rates; and (iii) the strong increase in the number of visitor. The market has seen recovery in both tourist arrivals and corporate business.

The strength of the Euro against the GBP is making the UK more price competitive for Europeans than ever before. London, in particular, has enjoyed a remarkable comeback given the global events of the last three years.

Amsterdam is struggling to sustain demand from the corporate market and has lost profitable conference and incentive business to cheaper locations across Europe.

However, the positive outlook and the continuation of a recovery from the 3 years of decline, will depend on the global geopolitical situation and security stability. Appreciation of the Euro will also encumber growth of the European economy relative to the rest of the world.

Some of the Central Europe countries joining the EU are expected to have improved hotel operations and performance due to lower prices and cost of living and extra travel routes with cheaper flight prices

IMPACT OF DEVALUATION ON RESULTS OF OPERATIONS AND ON MONETARY ASSETS AND LIABILITIES

         The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS in relation to the U.S. dollar and the rate of inflation in Israel adjusted for the NIS-dollar devaluation:

                                                                                                         ANNUAL
                                                                                                       DEVALUATION
                           ISRAELI                                                                    ADJUSTED FOR
                          CONSUMER                                CLOSING            ANNUAL               ANNUAL
     YEAR ENDED          PRICE INDEX     ISRAELI INFLATION     EXCHANGE RATE       DEVALUATION         INFLATION (%)
    DECEMBER 31,         (UNITS)(1)         RATE (%)(2)       OF THE DOLLAR(3)     RATE (%)(4)             (5)
-------------------    -------------     -----------------    ----------------     -----------        --------------
        2000                168.5                0               NIS 4.041            (2.7)               (2.7)
        2001                170.9               1.4              NIS 4.416             9.2                 7.7
        2002               182.01               6.5              NIS 4.737             7.2                0.65
        2003               178.58              (1.88)            NIS 4.379            (7.56)             (5.77)
        2004               180.74               1.20             NIS 4.308            (1.62)             (2.78)

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

         ITEM 6. -- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A. DIRECTORS AND SENIOR MANAGEMENT

         As of June 20, 2005, Elscint's directors and senior officers were:

NAME                          AGE       POSITION
Abraham (Rami) Goren (2)      45        Executive Chairman of the Board
Rachel Lavine (3)             39        Director and President
Shimon Yitzhaki (3)           49        Director
Moshe Lion (1)(2)(3)(4)       44        Director
Benny Gal (1)(2)(4)           61        Director
Shlomo Ben Eliyahu            50        Director
Shmuel Peretz (1)(3)(4)       65        Director
Marc Lavine                   51        General Counsel and Corporate Secretary
Uri Levin                     39        Chief Financial Officer

(1)Member of the Audit Committee
(2)Member of the Donation Committee
(3)Member of the Balance Sheet Committee
(4)Member of the Merger Committee

         ABRAHAM (RAMI) GOREN was appointed as Executive Chairman of our board of directors as of July 1, 1999. Formerly, Mr. Goren had been a partner in the law firm of Prof. Joseph Gross, Hodak, Greenberg & Co. (now known as Gross, Kleinhendler, Hodak, Halevy & Co.), a leading Israeli securities and corporate law firm. From September 1989 until August 1992, Mr. Goren was an associate in the law firm of Weil, Gotshal & Manges in New York City. Mr. Goren also serves as a director of various private companies in Israel and abroad. Mr. Goren received his LL.B. degree from Bar Ilan University in 1986 and an LL.M. degree from New York University in 1989. Mr. Goren was admitted to the Israeli Bar in 1987 and to the New York State Bar in 1990.

         RACHEL LAVINE was appointed President and a member of our board of directors in May 1999. Since March 1998, she has also served as Vice President of Europe-Israel, and from 1994 to 1998 Ms. Lavine served as Chief Financial Officer of Control Centers. Ms. Lavine is a member of the board of directors of EMI and is the acting CEO of Plaza Centers (Europe) BV, a wholly owned indirect subsidiary of EMI. Ms. Lavine holds a Bachelor of Arts degree in accounting from the College for Management in Tel Aviv, and is a certified public accountant. Ms. Lavine is married to Marc Lavine, the Company's General Counsel and Corporate Secretary.

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

         MOSHE LION was appointed a member of our board of directors in October 2000. Mr. Lion is a senior partner of an accounting firm in Israel and chairman of Israel Railways. From December 1997 to July 1999 Mr. Lion was Director General of the Israeli Prime Minister's Office and an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997 he served as the Head of the Bureau of the Israeli Prime Minister's Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion serves as a director of Massad Bank and the Israel Council for Higher Education and the Wingate Institute for Physical Education. Mr. Lion holds a Bachelor of Arts degree in accounting and economics and a Master's Degree in Law (LL.M.) from Bar Ilan University.

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

         SHLOMO BEN ELIYAHU was appointed a member of our board of directors in March 2002. Mr. Ben Eliyahu serves as general director of the Settlement Division of the World Zionist Organization. Mr. Ben Eliyahu is also a member of the Israel Lands Council. During 2001, Mr. Ben Eliyahu served as a general director of the Israel Land Administration, and from 1999 to 2001 Mr. Ben Eliyahu was the Director General of the Israeli Ministry of Construction and Housing. Prior to that, Mr. Ben Eliyahu served as a director of the Israeli Ports and Railways Authority and as a publicly nominated director of a construction company. Mr. Ben Eliyahu was also a member of the Governmental Directors General Council and the chairman of the Israeli Contractors Council. Mr. Ben Eliyahu holds an LL.B. degree from Bar Ilan University.

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

         URI LEVIN was appointed Chief Financial Officer effective April 2000. Between 1998 to March 2000 Mr. Levin was the Comptroller of Europe-Israel from 1998. From 1996 to 1998, Mr. Levin was Assistant Chief Financial Officer of Control Centers. Prior thereto, Mr. Levin was with Almagor & Co. (Tel-Aviv), Certified Public Accountants. Mr. Levin holds a Bachelor of Arts degree in accounting from the College for Management in Tel Aviv and is a certified public accountant.

         There are no arrangements made with directors and senior management for their appointment.

         B. COMPENSATION OF DIRECTORS AND MANAGEMENT

         The aggregate compensation paid to or accrued on behalf of all of our officers and directors for the year ended December 31, 2004, as a group, was approximately NIS 3.9 million (approximately $0.9 million) of which NIS 221,000 (approximately $51,000) has been accrued by the Company to provide pension and retirement benefits, and NIS 272,000 (approximately $63,000) was paid to directors in their capacities as directors. As to cost allocation agreement entered into by us and our affiliates see Item 7 - related party transactions.

         As to ownership of shares and/or options by our directors and executive officers, see Item 6E - Share Ownership.

         C. BOARD PRACTICES

         ELECTION OF DIRECTORS. Our directors are elected by our shareholders at the annual meeting of the shareholders by an ordinary majority. Generally, the nominees for a director's office are recommended by the board of directors. The directors hold office until the next annual meeting of our shareholders. Our board of directors may appoint additional directors to our board of directors in the event the number of directors is less than the maximum number authorized by our articles of association. Any director so appointed will hold office until the next general meeting. Our board of directors consists of 7 members. Our current directors (other than the external directors) were appointed by our shareholders at their annual meeting on March 23, 2005 and will hold office until the next annual meeting of our shareholders. None of our directors has a service contract with us or with our subsidiaries.

         EXTERNAL DIRECTORS; INDEPENDENT DIRECTORS

         The Companies Law requires Israeli public companies (including companies whose shares were offered to the public outside of Israel) to appoint at least two external directors. The Companies Law provides for certain qualifications that a candidate for external directorship must comply with. Among such requirements, a person may not be appointed as an external director if such person or person's relative, partner or employer, or any entity controlled by such person, has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, any entity controlling the company at the date of his appointment or any entity controlled by the company or by the entity controlling the company. The term "affiliation" is broadly defined in the Companies Law.

         In addition, no person may serve as an external director if such person's position or other business creates, or may create, conflict of interest with the person's position as a director, or if such position or other business may impair such person's ability to serve as a director. The Companies Law provides for additional qualification requirements that are imposed on such candidates.

         External directors shall be appointed by a general meeting of shareholders, and that the approval of such appointment requires that at least a majority of the votes of shareholders present at the general meeting voted for such proposal, provided that (i) such majority vote at the general meeting shall include at least one third (1/3) of the total votes of non-controlling shareholders present and voting at such general meeting, excluding abstaining votes, or (ii) the total number of votes of the shareholders mentioned in clause
(i) above that voted against such proposal does not exceed one percent (1%) of the total voting rights in the company.

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

         Mr. Moshe Lion and Mr. Benny Gal were elected in August 28, 2003 as our external directors for their second three-year term. Under a recent amendment to the Companies Law, at least one of the external directors is required to have financial expertise and the other external director is required to have professional expertise. This amendment will enter into effect upon the determination of qualifications for financial and professional expertise by specific regulations.

         Under NYSE rules, a controlled company, which is a company in which more than 50% of the voting power is held by an individual, a group or another company, need not comply with listing requirements regarding a majority of independent board members, the establishment of a nominating/corporate governance committee and a compensation committee. Our board of directors has determined that we are a controlled company, based on approximately 61% of our voting power being held by our parent company, EMI, and we are therefore exempt from such requirements. Nevertheless, our current composition of the board of directors consists of a majority of independent directors, though there is no assurance that such composition will be sustained in the future.

         BOARD COMMITTEES

         Our board of directors has established an audit committee, a balance-sheet committee, a donation committee and a merger committee, as described below.

         AUDIT COMMITTEE. The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approval of related party transactions as required by law. An audit committee must consist of at least three members, and include all of the company's external directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee recommends approval of transactions that are deemed interested party transactions, including directors' compensation and transactions between a company and its controlling shareholder or transactions between a company and another person in which its controlling shareholder has a personal interest.

         In accordance with the Sarbanes-Oxley Act of 2002 and NYSE requirements, our audit committee is comprised of three members, all of whom meet the independence and financial literacy requirements of those rules.

         The NYSE rules also require that at least one member of the audit committee be a financial expert. Our board of directors has determined that each of Messrs. Lion and Peretz are audit committee financial experts under the SEC rules.

         Our audit committee operates in accordance with a charter adopted prior to the enactment of the Sarbanes-Oxley Act of 2002. We expect to update our charter in accordance with the new NYSE requirements, which will apply to us, on July 31, 2005.

         BALANCE-SHEET COMMITTEE. The balance sheet committee was established to thoroughly peruse the financial statements and discuss certain key issues arising there from, and to recommend the board of directors whether or not to approve our financial statements.

         DONATION COMMITTEE. Our articles of association authorizes us to make, from time to time, contributions of reasonable sums for worthy causes, even if such contributions do not fall within our business considerations as referred to in section 11 of the Companies Law, 1999. Our donation committee is authorized to determine, in its discretion, with respect to any contribution, the amount thereof, its purpose, the entity to receive the contribution and any other term or condition relating thereto.

         MERGER COMMITTEE. Following an approach to us, by an independent committee of EMI regarding a possible combination of the two companies in a share-for-share transaction, whereby EMI would acquire the shares of Elscint it does not already own, our board of directors has decided to establish its own independent committee, to discuss and review the proposal, and if deemed appropriate, to negotiate the terms and conditions upon which such a transaction may be concluded. In addition, the independent committee will seek and appoint financial, legal and other advisers as may be necessary to evaluate the fairness of the proposal on behalf of our shareholders.

         CORPORATE GOVERNANCE - DIFFERENCES BETWEEN NYSE REQUIREMENTS AND HOME COUNTRY PRACTICE

         As an Israeli company listed on the NYSE we are permitted to follow our home country practice in lieu of certain provisions of the NYSE corporate governance requirements and disclose any significant ways in which such corporate governance practices differ from those followed by domestic companies under NYSE listing standards. The following summarizes significant ways in which our corporate governance practices differ from those required to be followed by domestic companies under NYSE listing standards. This summary does not refer to any or all NYSE corporate governance rules from which we are exempt by virtue of our being a "controlled company". The following also excludes all requirements, which have either not yet came into force or those which we have voluntarily elected to follow.

         Executive Sessions: Under NYSE Rules, non-management directors of each domestic listed company must meet at regularly scheduled executive sessions without management. Our home country practice does not have any such requirements.

         Shareholder approval of Equity Compensation Plans: Under NYSE Rules shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described therein. We intend to follow the requirements of the Israeli Companies Law under which requirement for shareholders approval is generally required in circumstances where our directors or controlling shareholders would be entitled to receive equity under the equity-compensation plan.

         Corporate governance guidelines: Under NYSE Rules domestic listed companies must adopt and disclose their corporate governance guidelines. Our home country practice does not have any such requirements.

         D. EMPLOYEES

         As of May 31, 2005, Elscint and its subsidiaries employed approximately 1,100 persons (including employees of subsidiaries and jointly controlled subsidiaries), of whom approximately 290 were employed in Israel. The increase by approximately 130 employees in Israel during 2004 and 2005 is a result of the acquisition of Mango.

         To date, Elscint has enjoyed good employee relations and has never experienced labor disputes, strikes or work stoppages. There are however a number of labor related claims pending against the Company's subsidiary in Romania following the lay-offs carried out in 2002 (see "Legal Proceedings-Claims relating to the Bucuresti Hotel Complex, Bucharest, Romania").

         E. SHARE OWNERSHIP

         EMPLOYEES AND OFFICERS INCENTIVE PLAN 2001

         At their annual meeting held on October 18, 2001, Elscint's shareholders approved the issuance of 850,000 ordinary shares (the "2001 PLAN") to employees and officers of Elscint and its subsidiaries and to employees of Europe-Israel who provide services to the Company.

         As of May 31, 2005, 802,500 shares (out of which 81,000 shares were subsequently returned to the 2001 Plan and are currently held by a trustee for our benefit under the 2003 option plan) had been issued at a price per share of NIS 15.65 (the share price on the last trading date prior to the issuance). Out of total shares allocated 65,000 shares were sold. The rights of the recipients to retain the shares vest over periods of two or three years following the issuance (i.e., 50% or 33% of the shares will become available for purchase at the end of each year).

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

         Each of the recipients shall have voting rights only in respect of vested shares. The recipient shall be entitled to exercise such voting rights with respect to vested shares regardless of whether the recipient actually repays the loans for such shares. As of May 31, 2005, all the shares had vested.

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

         As of May 31, 2005, 50,000 options were granted to two of our directors pursuant to the Plan at an exercise price of $ 4.68. The options vest over periods of two years following the issuance (i.e., 50% of the options will become available for purchase at the end of each year). As of May 31, 2005, 25,000 options had vested.

         The following table indicates vested share ownership in the Company of all directors and officers as of the most recent practicable date (all of whim hold less than 1% of the Company's voting securities):

NAME                          NUMBER OF SHARES
Abraham (Rami) Goren          90,000

Rachel Lavine                 100,000
Shimon Yitzhaki               50,000
Moshe Lion                    25,000
Benny Gal                     25,000
Shlomo Ben Eliyahu            12,500
Shmuel Peretz                 12,500
Marc Lavine                   50,000
Uri Levin                     25,000

         ITEM 7. -- MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A. MAJOR SHAREHOLDERS

         The Company had, as of May 31, 2005, 16,835,220 (such number excludes 657,923 dormant shares held by the Company, which do not have voting and equity rights).

         The following table indicates, as of May 31, 2005, the number of ordinary shares owned by (i) all shareholders who we know own 5% or more of our ordinary shares and (ii) all of our current directors and officers as a group:

                                               NUMBER OF SHARES BENEFICIALLY          PERCENT OF SHARES BENEFICIALLY
NAME AND ADDRESS                                           OWNED                                 OWNED (%)
Elbit Medical Holdings Ltd.1
13 Yehuda Mozes Street
Tel Aviv, Israel                                         10,269,784                              61.00

Fidelity Management & Research Co.
82 Devonshire Street
Boston, MA 02109-36142                                    1,021,200                               6.07

Leumi Pia Trust Company Management Co.
Ltd.3
31-33 Montefiore Street
Tel Aviv, Israel                                          1,243,127(4)                            7.38

All directors and officers of the Company
as a group (9 persons)                                      390,000(5)                            2.32

----------
1 Elbit Medical Holdings Ltd. is a wholly-owned subsidiary of EMI, whose stock is listed on the Nasdaq National Market and on the TASE. As of May 31, 2005, Europe-Israel, a privately held company, held approximately 53.55% of the issued and outstanding share capital of EMI. Europe-Israel is a wholly owned subsidiary of Control Centers. Control Centers is engaged, through its direct holdings in Europe-Israel and through Europe-Israel's direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investments, development and operation of shopping and entertainment centers, hi-tech and bio-tech investments and hotel ownership and management. Control Centers also holds direct interests in property development projects in Israel.

2 The amount and nature of beneficial ownership of these shares is based solely on information included in a letter dated June 9, 2005, sent to the Company by Fidelity Management and Research Co. as of June 8, 2005.

3 The amount and nature of beneficial ownership of these shares is based solely on information reported to the Company by Leumi Pia Trust Company Management Co. Ltd. in June 2005.

4        A decrease of approximately 210,900 shares since May 2004.

5 Represents the number of shares granted to directors and officers of the Company pursuant to the Company's employees and officers incentive plan (2001 and 2003), which shares have either vested or will vest within 60 days after the date of this report.

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

         802,500 additional shares were granted to directors, officers and employees of the Company (out of which 81,000 shares were subsequently returned to the plan and were transferred to the option plan 2003 - see "Item 6 - Share Ownership - Option Plan 2003") pursuant to the Company's officer and employees incentive plan. Pursuant to such plan only the vested shares confer voting rights. As of the date of this report all the shares have vested.

         As of May 31, 2005, on the books of our transfer agent there were approximately 680 holders of record of our ordinary shares with addresses in the United States, holding approximately 50% of our issued and outstanding ordinary shares.

         B. RELATED PARTY TRANSACTIONS

         HOTELS AND LEISURE

         In October 2001 an engagement between Bucuresti and Control Centers' wholly owned subsidiary ("CCS"), was approved at the shareholders' meeting of the Company. In accordance with such engagement, CCS is to provide coordination, planning and supervision services with respect to the renovation works of the Bucuresti Hotel complex, for a fee equal to the lower of (i) 5% of total actual costs of the renovation works (excluding general and administrative as well as financing costs); and (ii) 5% of $30 million. The parties are yet to execute a definitive agreement.

         Elscint's consolidated subsidiaries receives, from time to time, aviation services from Jet Link Ltd. (an aviation company controlled by Control Centers) in exchange for a payment based on the latter's price list, net of a discount of 5%.

         THE ARENA

         In May 2002, our shareholders meeting approved a turn-key agreement by and between S.L.S. Sails Ltd., Elscint's wholly owned subsidiary (which holds the rights in the Arena), or SLS, and a company controlled by Control Center, or CDPM, for the completion of the construction of the Arena in consideration of $
57.7 million. The consideration was determined on the basis of a calculation of the amount of work remaining to be preformed as at February 28, 2002. The consideration is subject to adjustments and reductions in respect of payments made by SLS to third parties sub-contractors, suppliers and consultants from March 1, 2002, up to the commencement of works by CDPM. In June 2003, CDPM assigned its rights and obligations under the agreement to another company controlled by Control Centers, or CCS. The total consideration paid to CCS by SLS (including adjustments which were approved by our audit committee and our board of directors subsequent to the assignment date) amounted to NIS 161.8 million. The Company received from Control Centers a construction performance quality guarantee, in the amount, as of December 31, 2004, of $1.6 million.

         Final approval for completion of construction of the Arena is contingent on the furnishing, to the local municipality, of a bank guarantee to secure payment of certain land betterment tax, in an amount of approximately $1.0 million. Arbitration is currently being held as to this tax liability between Marina Herzliya Limited Partnership Ltd. (a company controlled by Control Centers) and the local municipality. The Company's management estimates, based on professional opinion that no significant costs will be borne thereby, in respect of this guarantee.

         OTHER

         The Company, Europe Israel and EMI, are bound by an agreement, the validity of which has been extended through 31 December 2005, for the allocation of costs (direct and indirect) of internal departments within the group. The costs are allocated by and between the parties according to actual attribution thereof. Each party to the agreement may elect to terminate same at the end of each 12-month period, by giving an advance notice to this effect. The abovementioned extension was approved by the audit committee and the board of directors of all parties.

         For information on the participation of Elscint together with EMI and Taya (unrelated party) in the Channel 2 Tender see Item 4 - Principal Capital Expenditures and Divestitures Currently in Progress or Planned.

         Elscint leases office spaces from Control Center (392 square meters) on terms that are no less favorable than terms that might be available to us from unrelated third parties. Mango is expected to lease office spaces from Europe Israel (approximately 250 square meters) on term that are no less favorable than terms that might be available to Mango from unrelated third parties based.

         The Company's shareholders approved in its General Meeting, an insurance coverage to directors and officers of the Company and its subsidiaries of up to $40.0 million (for event and for the period) within the framework of a joint insurance policy valid through October 2005 for the Europe Israel group companies. The Company bears its relative share (33%) of the insurance cost. In addition, Europe Israel acquired a "Run off" coverage for itself, EMI and the Company, up to a limit of $20.0 million beyond the coverage of the $40.0 million included in the additional policies, through September 2006. This insurance covers officers in respect of events occurring prior to May 1999 so long as they where unreported and unknown in May 1999.

         The Company's shareholders approved in the General Meeting, the granting of advanced indemnification certificates to officers and directors, including those acting in its subsidiaries. The total indemnity shall not exceed the lower of 25% of the shareholders' equity of the Company as recorded in the financial statements of the Company as at the indemnification, or $50.0 million, and all in addition to amounts, if any, which are to be paid by the insurance companies under certain risk policies, as exist from time to time, for causes covered by such indemnification policies. The General Meeting also approved an exemption from liability for any damage caused to the Company by breach of duty of care by officers and directors.

         Elscint and its investee companies conduct credit, deposit and management of security portfolio transactions with Bank Leumi le Israel, which is an indirect interested party in the Company. These transactions are conducted in the ordinary course of business and under market terms and conditions that are no less favorable than terms and conditions that might be available to us from unrelated third parties based on commercially available market terms and conditions.

         ITEM 8. -- FINANCIAL INFORMATION

         A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See Consolidated Financial Statements included in Item 18.

         B. SIGNIFICANT CHANGES

         LEGAL PROCEEDINGS

         1. Class Action by Minority Shareholders. In November 1999, a number of institutional and other investors, holding shares in Elscint, filed a lawsuit in the Haifa District Court against the Company, EMI, Europe Israel, Control Centers and others. The plaintiffs also requested the certification of their claim as a class action suit on behalf of all those who had held Elscint shares on September 6, 1999, and continued to do so as at the filing date of the suit (excluding the Company and certain other shareholders). The claim alleges discrimination against Elscint's minority shareholders arising from various transactions or activities carried out by its controlling shareholders and directors, which allegedly caused them financial loss, manifested by the 45% ($ 100 million) decline in the value of Elscint's shares in the period from February 24, 1999 to the claim's filing date.

         The principal remedy requested in the claim is a court order instructing the Company to carry out a tender offer of Elscint's shares at $14.0 per share as the former allegedly undertook, in its letter to Elscint of February 1999. As another alternative, the plaintiffs requested the court to issue an injunction prohibiting execution of the September 9, 1999 transactions (acquisition of the hotel segment and the Arena commercial center in the Herzliya Marina (under construction), by Elscint, from EIL and Control Centers, respectively) and the refund of all and any amounts paid thereunder. Part of the remedies were refund as a derivative claim on behalf of Elscint.

         The Haifa District Court has rejected the class-action request, however ruled that the plaintiffs may - notwithstanding so rejecting the request for class-action proceedings - pursue their matter. The courts ruling was appealed by a number of plaintiffs to the Supreme Court. The State Attorney General has filed his opinion on this matter, to the Supreme Court stating the District Court erred in its two legal conclusions when rejecting the request for class-action suit recognition. Accordingly, he believes that the plaintiffs should be allowed to appeal and that the appeal - if filed - should be accepted. The State Attorney General also stated that, subsequent to the acceptance of this appeal, the class-action motion should be deliberated on the merits thereof and his position on this matter, being in support of the plaintiffs, has been filed to the Supreme Court. In November 2001, the plaintiffs were granted leave to appeal. The Company and the plaintiffs presented their respective pleadings. As of the date of approval of these financial statements, the Court has not yet rendered its decision in the motion for leave to appeal.

         A dispute exists between the parties as to the amount of the court fee deriving from the classification of the remedy sought in the claim. While the plaintiffs defined what they were seeking as declaratory remedy, the defendants maintained that the real remedy being sought in the claim was pecuniary, obligating the plaintiffs to pay a fee that is significantly higher than that which has actually been paid. In August 2001, the Registrar of the Haifa District Court ruled that certain remedies sought were indeed pecuniary, as contended by the defendants, while other were not. The plaintiffs would therefore be required to pay a fee, in respect of the former, of NIS 20.1 million. In September and October 2001, appeals of both parties were filed against the Registrar's decision in the Haifa District Court. In August 2004 the District Court accepted the appeal filed by plaintiffs and dismissed the counter-claim, as filed by the Company and the remaining defendants. Accordingly, the plaintiffs were not required to pay, at this stage, any further fee beyond that which has already been paid. Notwithstanding the aforesateted, the Court obliged the plaintiffs to furnish an undertaking ("Undertaking") to supplement the fee amount, should they be so required.

         The plaintiffs requested postponement of the date for submitting such Undertaking until the claims' "procedural framework is decided". The defendants oppose to such an extension.

         In October 2004, the Company as well as the other defendants filed a motion for leave to appeal the ruling of August 2004 to the Supreme Court. The defendants petitioned the Supreme Court to set aside the decision of the District Court and to reinstate the decision of the Registrar as to the plaintiffs' obligation to pay court's fees. In May 29, 2005 the Supreme Court ordered Plaintiffs to submit their answer to the defendants motion for leave to appeal.

         In accordance with the decision of the Chief Justice of the District Court, the defendants (including the Company) were required to file statements of defense by March 2005. In October 2004, the Company and the other defendants lodged motions for leave to appeal to the Supreme Court, in the framework whereof the Supreme Court was requested to postpone the date for filing defense statements until the derivative action filed on behalf of Elscint is decided or until such time that the motion for leave to appeal in respect of the class-action is resolved.

         On January 25, 2005, the defendants (including the Company) filed another motion to the Supreme Court, for leave to appeal the decision of the District Court not requiring the filing of a separate motion for and the granting of the Court's approval to the derivative relief. The defendants claim that the filing of a derivative action requires due filing of a motion and receipt of Court approval and as long as same is absent, the claim should not be deliberated and defendants are under no obligation to submit their defense statements. The defendants also requested the Supreme Court to suspend execution of the District Court's decision, ordering the filing of statements of defense, within a fixed period of time. On March 1, 2005, the Supreme Court handed down its decision to grant a provisional stay of execution of the District Court's decision to file statement of defense.

         On April 7, 2005, the District Court agreed to postpone the plaintiff's date for submitting their Undertaking to May 1, 2005 and decided that defendants are to submit their statement of defense within 45 days after the date the Plaintiffs submit their Undertaking to the court. On April 21, 2005 Plaintiffs requested the District Court an additional postponement for submitting the Undertakings (which was granted by the court on May 1, 2005) and that the court will rule that the Supreme Court's provisional stay governs the District Court's decision with respect to the defendant's obligation to file their defense as abovementioned. On May 19, 2005 the Plaintiffs submitted their Undertakings and the parties are awaiting the District Court's decision with respect to the latter request of the Plaintiffs.

         Management, based, among other things, on the opinion of their legal advisers, estimates that at this stage it is not possible to assess the ultimate results of the claim.

         In January 2003, the Company received a letter from one of the insurers ("the Insurer") of Europe Israel EMI and the Company (the "Insured Companies"), that provides insurance to the Insured companies including insurance pertaining to the representative claim described above.

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

         2. Class Action by Investors: The Company and others were served with a claim as well as a motion to recognize same as a class-action, in respect of $158 million damage allegedly caused to the represented class. Underlying the claim is the contention that EMI, through Elscint's board of directors, caused damage to and discriminated against minority shareholders of the Company. Both parties agreed to postpone the hearing in this case until the Supreme Court hands down a decision on the leave to appeal, as detailed in section (1) above. Management, based on legal advice, is of the opinion that it is not possible at this stage to estimate the outcome of the claim and the motion for class-action recognition.

         3. Claims Relating to the Sale of the NM, MRI and CT Businesses. The Company and its subsidiaries are parties to several court claim as well as certain other written demands and/or claims, filed against them by third parties (including governmental institutions), some - without any specified amount, while others - in the aggregate amount of $43.0 million, as royalties or compensation for damages allegedly caused as a result of the companies' actions and/or products, which mainly relate to the medical imaging business sold by the Company in 1998 and 1999. In respect of certain claims, totaling approximately $7.5 million, managements of the companies estimate, based on legal opinion and/or on past experience, that no significant costs will accrue thereto as a result of said claims exceeding the provisions included in respect thereof in the financial statements, and that such provisions are adequate for covering the costs and resources required to settle the liabilities arising therefrom. The Company's legal advisers cannot presently determine the outcome of other claims, totaling $35.5 million. Management believes that the prospects for realization of most such claims and demands are very remote, based on the long period that has elapsed since serving said demand and on the nature thereof. The companies have included in their financial statements provisions that are, as per their discretion based inter alia on specific counsels and past experience, adequate to cover the costs and resources required to settle the liabilities under these claims

         4. Claims relating to the Bucuresti Hotel Complex, Bucharest, Romania. BEA holds, through a wholly owned and controlled subsidiary, incorporated in Romania ("Domino") approximately 70% of SC Bucuresti Turism S.A. ("Bucuresti") which in turn owns a complex consisting of a hotel, an apartment hotel, commercial areas and a restaurant, situated in the heart of Bucharest, Romania ("the Bucuresti Complex"). Bucuresti was purchased through a privatization tender published by the State Ownership Fund of the Romanian government ("SOF"). The tender procedure was approved by a decision of the Supreme Court of Romania.

         A criminal investigation carried out against a number of suspects (including former officers in SOF who were involved in the privatization procedures and the sale of control in the Bucuresti Hotel to Domino) for certain events relating to the period prior to the acquisition of control in Bucuresti by BEA, culminated in the filing of an indictment against 17 defendants. Such criminal proceedings may have an indirect effect on the validity of the privatization and thereby an indirect effect on Domino's rights in Bucuresti, notwithstanding Domino not being an accused party under the indictment. The Court has decided to return the indictment to the Prosecution Office for its resubmission, although this decision has been appealed. Domino estimates, based on the advice of legal counsel, that the prospects of these proceedings having a material affect on its rights in the Bucuresti shares are remote. Legal counsel based his opinion on the correspondence with A.P.A.P.S (formerly the SOF), attesting that Domino has fulfilled all its obligations in connection with the privatization process of Bucuresti.

         A former shareholder in Domino had terminated a partnership agreement with a third party ("the Plaintiff") regarding the joint investment thereof, in Domino, prior to its acquisition by BEA. Termination was on the grounds of non-compliance by the Plaintiff with material obligations under the partnership agreement. The Plaintiff has filed, as a result, a monetary claim to the Romanian courts against Domino and other defendants, claiming; (i) an amount of $ 2.5 million, for commissions allegedly due to the Plaintiff in terms of the partnership agreement, (to which Domino was a party), pertaining to the tender which allowed the acquisition of control in Bucuresti; and (ii) the termination of an agreement with an Israeli bank within the framework of which the shares of Domino in Bucuresti were pledged in favor of such bank, as security for the repayment of a loan granted to Domino for the acquisition of such shares. Such former Shareholder provided BEA with an indemnity against these claims.

         The Court decided to suspend deliberation of the claim, due to the failure, by the Plaintiff to fulfill certain procedural obligations set by the Court. Domino estimates, based on legal advice received, that these claims have no legal or contractual basis whatsoever, and the Plaintiff has no legal standing regarding the claims. Accordingly, no provision is included in the financial statements, with respect to these claims.

         In the framework of an agreement to establish a joint company owned by Bucuresti and a third party, which was signed prior to the acquisition of Bucuresti by BEA, such third party undertook to invest $27.0 million in the joint company and in consideration Bucuresti undertook to transfer its rights in the Bucuresti Complex to the ownership of the joint company. As a result of the third party's failure to meet its obligations thereunder, Bucuresti has terminated the partnership agreement and filed an application to the Court to liquidate the joint company. This application was approved by the Court, though may be appealed to a higher instance Court. Bucuresti's rights in and to the hotel may significantly be prejudiced in the event it is obliged to transfer such rights in the Bucuresti Complex to the joint company. BEA's management is of the opinion that it is unreasonable that as a result of these proceedings Bucuresti will be obliged to transfer its rights in the Bucuresti Complex to the joint company.

         Two claims are pending against Bucuresti, which challenge its ownership in and to its properties (including an appeal relating to the period of the State's ownership of the properties which are the subject of the claim, prior to the sale of Bucuresti's shares to Domino). Both claims were rejected, however appeals were filed, which are expected to be deliberated in 2005.

         In addition to the above, certain legal proceedings are being conducted from time to time in Romania within the framework of which it is claimed that resolutions passed at the general meetings of shareholders of Bucuresti, were not validly adopted - for procedural reasons only - hence not binding. Some were approved by the Courts, in respect of some Domino has filed appeals, and others were rejected. BEA's management is of the opinion that the claims are provocative and tendentious and will not significantly affect BEA's rights in the shares of Bucuresti and in the Bucuresti Complex, owned thereby.

         5. Arena - Trade Name: The Company was served with a motion filed by a third party seeking an injunction to prohibit the Company from using the trade name "Arena" for the entertainment and commercial center in the Herzliya Marina, on the grounds of unlawful usage of same, exploitation of goodwill and unfair competition. In the event the plaintiff's contention is upheld, the Company may suffer certain indirect losses and costs. An application for an interim injunction, prohibiting the use of the trade name "Arena," was dismissed by the court. The Company's legal counsels for this matter are unable to estimate the results of said lawsuit, though they maintain that the Company has good defense allegations against this claim.

         6. Algotech: The Company is a formal party to a claim filed by a number of employees, holding shares of Algotech (sold to a third party in November
2003), against the majority shareholder in Algotech, in the framework of which the Court issued an injunction precluding the transfer of funds from Algotech to that shareholder. No remedies were requested against Elscint and the injunction does not affect the transfer of title to funds which are received as proceeds of the sale. Management estimates that the said claim will not affect its assets.

         7. Regev Claim: In March 2005, an action (hereinafter: the "Action") was instituted at the Regional Labor Court in Tel-Aviv-Jaffa by an employee Vectory investments company, a wholly owned subsidiary of Europe Israel (hereinafter: the "Plaintiff") against Mr. Mordechai Zisser (Chairman of EMI's board of directors), Control Centers and Vectory Investments Company Ltd. (controlling shareholders of the Company) (together hereinafter: the "Defendants"), in terms of which, the Court was requested to issue a declaratory order establishing the Plaintiff's entitlement to 14% of the shares of the companies specified in the statement of claim - including: shares of the Company and Gamida, which are directly or indirectly, owned and/or controlled by the Defendants and/or by companies under control thereof. The Court was further requested to order the transfer of such 14% to escrow.

         The Plaintiff also filed, simultaneously, a motion to grant an interim injunction prohibiting the Defendants and/or any party on their behalf, from making any change to and/or transfer and/or assignment and/or pledge of and/or disposition in 14% of the shares of those companies detailed in the motion. Underlying the claim is the contention that the Plaintiff's rights under the statement of claim derive from agreements executed by and between the Plaintiff and the Defendant companies.

         On March 27, 2005, the Labor Court dismissed substantially all of the Plaintiff's motion, in determining that the Plaintiff failed to evidence: (i) his prima facie right to 14%, as he claimed; (ii) his entitlement to rights in and to companies aside from those directly invested by Europe Israel; (iii) his right to shares in the Company and in Gamida. The Court's conclusions are merely in the framework of a provisional proceeding. Nonetheless, Control Centers is of the opinion that this claim, insofar as it relates to the Company and/or to its subsidiaries as included in the claim, is provocative, fundamentally, unfounded and groundless (both with respect to the number of the companies in which rights are sought and with respect to the scope of rights claimed) and that it will not materially affect its rights in EMI and its subsidiaries. However, the Defendants' legal counsels cannot, at this early stage, estimate the outcome of the claim.

         The Company and its subsidiaries are not parties to the claim, however the outcome thereof might indirectly affect the nature and scope of their rights in their investee companies.

         8. Ordinary Course of Business: Elscint and its subsidiaries are involved from time to time in litigation arising out of the ordinary course of Elscint's business. Although the outcome of each of these cases is uncertain at this time, we believe that the resolution of such litigation will not have a material adverse effect on our financial position.

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

         ITEM 9. -- THE OFFER AND LISTING

         A. OFFER AND LISTING DETAILS

         Elscint's ordinary shares are listed on the NYSE under the symbol ELT. The annual high and low sale prices for the ordinary shares for the five most recent full financial years are:

                     YEAR ENDED DECEMBER 31,      LOW($)               HIGH($)
                     -----------------------      ------               -------
                     2000                         3 13/16              10 1/4
                     2001                         3.51                 5.00
                     2002                         2.95                 6.14

                     2003                         3.35                 4.9
                     2004                         3.81                 5.54

         The quarterly high and low sale prices for our ordinary shares during the two most recent full financial years and the first subsequent quarter were:

                     2003

                     First Quarter                3.35                 4.19
                     Second Quarter               3.78                 4.41
                     Third Quarter                3.80                 4.30
                     Fourth Quarter               3.80                 4.90


                     2004

                     First Quarter                4.4                  5.54
                     Second Quarter               3.81                 5.14
                     Third Quarter                3.95                 4.99
                     Fourth Quarter               3.88                 4.4

                     2005

                     First Quarter                4.13                 6.99

         The monthly high and low sale prices for our ordinary shares during the six months of December 2004 through May 2005 were:

                     MONTH                        LOW($)               HIGH($)
                                                  ------               -------
                     May 2005                     5.35                 5.99
                     April 2005                   5.45                 6.09
                     March 2005                   6.11                 6.65
                     February 2005                4.9                  6.99
                     January 2005                 4.13                 4.89
                     December 2004                3.88                 4.2

         On May 31, 2005, the closing price of our ordinary shares was $5.99.

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

         ITEM 10. -- ADDITIONAL INFORMATION

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

         In addition thereto, our Articles of Association authorizes us to make, from time to time, contributions of reasonable sums for worthy causes even if such contributions do not fall within the company's business considerations as referred to in Section 11 of the Israeli Companies Law.

         THE POWERS OF THE DIRECTORS

         The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a Company's articles of association and in certain circumstances by the audit committee by the board of directors itself and by the shareholders. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. The Companies Law requires that a member of the board of directors or senior management of the company promptly disclose any personal interest that he or she may have (either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager) and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company's profitability, assets or liabilities), the member of the board of directors or senior management also must disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing.

         In most circumstances, the Companies Law restricts directors or officers who have a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee from being present at such meeting, participating in the discussions or voting on any such matter. However, should majority of directors have such a personal interest in a proposed transaction, then and in such an event, where an independent quorum is absent, the transaction shall be brought to the approval of the Company's shareholders.

         In accordance with our articles of association, the directors may, from time to time, at their discretion, raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company. The directors may secure the repayment of such sum or sums in such manner and upon such terms and conditions in all respects as they think fit, and in particular by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its uncalled capital for the time being.

         Neither our memorandum or our articles of association, nor the laws of the State of Israel require retirement or non-retirement of directors at a certain age, or share ownership for director's qualification, nor do they contain any restriction on directors' borrowing powers.

         Our articles of association provide that the board of directors may delegate all of its powers to such committees of the board of directors as it deems appropriate, subject to the provisions of the Companies Law. See "Item 6. Directors, Senior Management and Employees - 6C. Board Practices."

         FIDUCIARY DUTY AND DUTY OF CARE OF AN OFFICE HOLDER

         The Companies Law codifies the duties an Office Holder owes to the company. An "Office Holder" is defined in the Companies Law as a director, general manager, general business manager, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title and other managers directly subordinate to the general manager. The Office Holder's principal duties to the company are a duty of care and a fiduciary duty to act in good faith for the Company's benefit as detailed in the Companies Law.

         The Companies Law requires that an Office Holder or a controlling shareholder of a public company disclose to the Company any personal interest that he or she may have, including all related material facts or documents in connection with any existing or proposed transaction by the Company. The disclosure must be made without delay and no later than the first board of directors meeting at which the transaction is first discussed.

         APPROVAL OF CERTAIN TRANSACTIONS;

         Under the Companies Law, certain transactions, including those which qualify as extraordinary (as therein defined), those with interested parties or directors or officers of the Company, as well as engagement terms of directors, including insurance, exemption and indemnification and engagement terms of such director in other positions, require the approval of the audit committee, the board of directors and in certain circumstances the shareholders of the Company, by an ordinary or a special majority, as applicable.

         INTERNAL AUDITOR AND CERTIFIED PUBLIC ACCOUNTANT

         The Companies Law requires the board of directors of a public company to appoint an internal auditor proposed by the audit committee and approved by the board of directors. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business procedures. Following the recommendation of our audit committee, our board of directors appointed, on March 22, 2004, Josef Greitzer from Greitzer, IE and IA Services. Prior to that the Company's internal director was Mr. Eli Birnboim, CPA, of the offices of Rosenblum-Holtzman, CPA. NYSE Listed Company Manual requires each listed company to have an internal audit function. We are of the opinion that these requirements do not have merits, materially different to Israeli laws.

         RIGHTS ATTACHED TO SHARES

         Our registered share capital consists of a single class of 24,000,000 ordinary shares, par value NIS 0.05 per share, of which 17,493,143 ordinary shares were issued and outstanding as of June 20, 2005. All outstanding ordinary shares are validly issued, fully paid and non-assessable. Such number includes
(i) 576,923 shares held by the Company and considered dormant shares, and do not confer any rights as long as they are held by us; and (ii) 81,000 shares which returned to a trustee under an employees and officers incentive plan 2001 - See
Item 6E.

         Dividend rights

         Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, or whose rights to dividend are limited in any way, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly.

         The board of directors may propose a dividend only out of profits, in accordance with the provisions of the Companies Law. Declaration of a dividend requires approval by an ordinary shareholders' resolution, which may decrease, but not increase, the amount proposed by the board of directors.

         If a year passes after a dividend has been declared and such dividend remains unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to the benefit of the Company until it is claimed. We are not obligated to pay interest on an unclaimed dividend.

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

         Voting rights

         Holders of ordinary shares have one vote for each ordinary share held by them on all matters submitted to a vote of the shareholders. Such voting rights may be affected by the creation of any special rights to the holders of a class of shares with preferential rights that may be authorized in the future in the manner provided for under the Companies Law and our articles of association. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least 51% of the issued share capital. In the event that a quorum is not present within 30 minutes of the scheduled time, the meeting, if convened at the request of shareholders, shall be dissolved. In any other case, the shareholders' meeting will be adjourned to the same day of the following week, at the same time and place, or to such other day, time and place as the board of directors may determine. At such adjourned meeting the two members present in person or by proxy who hold or represent, in the aggregate, 26% of our issued share capital, will constitute a quorum.

         Rights to the Company's profits

         Our shareholders have the rights to share in our profits distributed as a dividend and any other permitted distribution.

         Rights in the event of liquidation and winding up

         If the Company shall be wound up, whether voluntarily or involuntary, the liquidators may, with the sanction of the special majority (75%) of shareholders at the general meeting, divide among the members in specie any part of the assets of the Company, and may, with the like sanction, vest any part of the assets of the Company in trustees upon such trusts for the benefit of the members as the liquidators with the like sanction shall think fit.

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

         ANNUAL AND EXTRAORDINARY MEETINGS

         In accordance with the Companies Law, the board of directors must convene an annual meeting of shareholders at least once every calendar year, and no later than within fifteen months from the last annual meeting. Notice of at least 21 days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, either at its discretion or upon a demand of (i) any two directors or 25% of the serving directors; or (ii) one shareholder or more holding in the aggregate at least 5% of our issued capital and at least 1% of the company's voting right, or one shareholder or more holding at least 5% of the voting rights in the company . An extraordinary meeting must be held not more than 35 days from the publication date of the announcement of the meeting.

         LIMITATIONS ON THE RIGHTS TO OWN SECURITIES

         Our memorandum and articles of association do not restrict in any way the ownership of our shares by non-residents of Israel and neither the memorandum or articles of association nor Israeli law restricts the voting rights of non-residents of Israel, except that under Israeli law, any transfer or issue of shares of the Company to a resident of an enemy state of Israel is prohibited and shall have no effect, unless authorized by the Israeli Minister of Finance.

         CHANGES IN OUR CAPITAL

         Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting at such meeting.

         ANTI TAKE OVER PROVISIONS

         The Companies Law prohibits the purchase of our shares in the event the purchaser's holding following such purchase increase above certain percentages without conducting a tender offer, and all as determined by the Companies Law.

         AMENDMENT OF ARTICLES OF ASSOCIATION

         Any amendment to our Articles requires the approval of our shareholders by a special majority of 75%.

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

         6. The management agreement with Park Plaza in respect of the Shaw Park Plaza hotel in London has been terminated by mutual agreement following the long term lease of the property to an unrelated third party (See Item 4 - "Information on the Company - Recent Developments"). In addition, a consulting agreement previously entered into with Park Plaza pertaining to the operation of the Bucuresti hotel in Bucharest, Romania, has also been expired in the year ended December 31, 2002. (See "Information on the Company - Recent Developments")

         7. On terms substantially similar to the foregoing, a management agreement was signed with Park Plaza in respect of the Riverbank hotel on January 1, 2004.

         For information regarding the Asset Purchase and Sale Agreement dated November 13, 2002 by and among Elscint Ltd., Sanmina - Sci Corporation and Sanmina-Sci Israel Medical Systems Ltd. for the sale of the Company's factory in Ma'alot, see "Item 4 - Information on the Company - Overview and Strategy."

         For information regarding the Lease Agreement dated January 6, 2003 between Euston Road Hotel Limited and Accor SA for a long term lease of the hotel property located on Euston Road in London, England (previously Bernard Shaw Park Plaza) for a period of 25 years, see "Item 4 - Information on the Company ___."

         For information regarding the Agreement between CDPM and SLS for the completion of the work at the Arena, see "Item 7 - Related Party Transactions."

         For information regarding the management agreements with the Rezidor Group regarding the future management of the "Ballet Institute" (which will be operated under the "Regent" trade name) and the Bucuresti Hotel in Bucharest (which will be operated under the "Radisson SAS" trade name), see "Item 4 - Recent Developments.

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

         TAXATION IN ISRAEL

In general, corporate tax rate applicable to companies in Israel in 2004 is 35% which will gradually decrease in the coming years to a 30% tax rate in 2007 and thereafter.

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

         REFORM OF TAXES ON INCOME IN ISRAEL

         As of January 1, 2003, statutory provisions came into force, concerning, among other things, tax reform in Israel, in connection with:

                  (1) (i) Taxation of profits of foreign resident companies regarded as Controlled Foreign Companies ("CFC"), if:
                           (i) its shares or its rights on it are not listed in a stock exchange, however if they are partly listed, then less than 30% of the shares or of the rights of the company were offered to the public(ii) most of their revenues are passive, as defined by law, or most of their profits derive from passive revenues,
                           (iii) the tax rate applying to their passive profits in their country of residence does not exceed 20%, and (iv) over 50% of the means of control in them are held, directly or indirectly, by Israeli residents or more than 40% of one of its means of control are held by Israeli residents, who together with a relative of one of them hold more than 50% of one or more of its means of control, or an Israeli resident has the right to prevent adoption of substantive management decisions in it. In accordance with the statutory provisions, a controlling shareholder, which is an Israeli resident holds more than 10% in the company's means of control, in such companies that have unpaid profits, as defined by law, will be deemed to have received his relative proportion in these profits as a dividend (hereinafter: "deemed dividend").

                      (ii) Taxation of a dividend received in Israel,
                           originating in profits generated or accrued outside Israel, as well as a dividend originating outside Israel.

                           A deemed dividend and/or the distribution of dividends, as stated, will be subject to a tax rate of 25%, or, upon election by the company and provided certain conditions are met, the income from which the dividend was distributed may be subject to tax at the corporate tax rate (for instance, 34% in 2004) less taxes paid abroad in respect of these profits (including under certain circumstances taxes paid by a company held by the distributing company) , as the case may be.

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

                  (4) Guidance on the ability to offset losses - regarding business losses, capital losses, passive losses and CFC losses.

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

         CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES

         Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double tax convention concluded between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable solely to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

         Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax so long as (i) our ordinary shares were quoted on Nasdaq or listed on a stock exchange in a country appearing on a list approved by the Controller of Foreign Currency and (ii) we qualified as an Industrial Company.

         Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange ("TASE") or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price (however, if a calculation based on the latter request, in converse to the first calculation, constitutes a loss, this loss cannot be offset against future profit).

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

         U.S.-ISRAEL TAX TREATY

         Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "the U.S.- Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty generally will not be subject to Israeli capital gains tax unless either such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents would be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

         TAXATION OF NON-RESIDENTS

         Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% is withheld at source, unless a reduced rate is provided in double tax convention concluded between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, that under the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"), dividends generated by an Approved Enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding 10% or more of our ordinary shares in the 12 month period preceding the distribution of such dividends, are taxed at a rate of 12.5%.

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

         TAXATION OF DIVIDENDS DISTRIBUTIONS

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

         U.S. FEDERAL INCOME TAX CONSIDERATIONS

         Subject to the limitations described herein, this discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

         - an individual citizen or resident of the U.S. for U.S. federal income tax purposes;

         - a corporation or partnership (or another entity taxable as a corporation or partnership for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

         - an estate, the income of which may be included in the gross income for U.S. federal income tax purposes regardless of its source; or

         - a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

         Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.

         This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the ordinary shares through, a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

         EACH HOLDER OF OUR ORDINARY SHARES IS ADVISED TO CONSULT HIS OR HER TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES TO HIM OR HER OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES.

         TAXATION OF DISTRIBUTIONS ON ORDINARY SHARES

         Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," a distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described above under "Taxation of Non-Residents." Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of "qualified dividend income." Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company," (as such terms is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

         Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

         Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source "passive income" for U.S. foreign tax credit purposes or, in the case of a financial services entity, "financial services income"(and, for tax years beginning after December 31, 2006, as "general category income"). U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

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

         We believe that in 2004 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a PFIC. In addition, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2005 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to "mark to market" the ordinary shares or to become subject to the "excess distribution" regime.

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

         ITEM 11. -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

                  Elscint on a consolidated basis analysis, in its normal course of business, is exposed to the following market risks:

         1. EXCHANGE RATE EXPOSURE

(a)      Operations:

         The main transactions and balances (including long-term bank loans) of companies in our hotel division, which are measured as autonomous entities, are denominated or linked to the functional currency of each company. As of December 31, 2004 and for the year then ended, our hotel division did not have any significant exchange rate exposure, except for the hotel operations in Romania.

         Significant changes in the exchange rate between certain currencies in a given territory (mainly, Euro, GBP, Lei and dollar) is likely affect the respective prices of hotel services in our hotel division, for overseas customers. Such changes may result in a gap between price levels of services paid in different countries. As a result, the revenue might decrease and the revenues mix between geographic segments may also vary as a result of these currency fluctuations.

(b)      Monetary assets (liabilities), net:

         The functional currency of our holding companies in Israel, is the NIS while the same of our holding subsidiaries which operate in the Netherlands - is the Euro. We have monetary assets and monetary liabilities in substantial amounts, denominated in or linked to the U.S. dollar, and are therefore exposed to a substantial fluctuations thereof. We do not actively hedge against fluctuations of the NIS and/or the Euro in relation to the U.S. dollar.

(c)      Net investment value of foreign investees:

         As for the translation method of our foreign autonomous entities to their holding Company's functional currency and the changes therein during 2004 - see Note 2A.(3)(i) to our financial statements.

         Our exposure to fluctuations in exchange rates of foreign currencies, in respect of inter-company balances (see table I below), is reflected only by the value of the net investment in the autonomous entities (capital and shareholders' loans with a nature of investments). A decrease/increase in the value of foreign currencies of the autonomous investees in relation to their holding companies' functional currency, may therefore have a negative/ positive impact on our shareholders' equity. In order to mitigate our exposure to the effect of frequent fluctuations in the exchange rate of these currencies, as mentioned above, some of our bank loans that have been obtained, mainly to finance investments in foreign subsidiaries in our hotels division, in the same currency of the investee's functional currency.

In addition, our exposure to the foregoing fluctuations has an impact on the extent of the assets, liabilities and operations of the autonomous companies, as reflected in our financial statements, and on the date-to-date and period-to-period comparison of our financial statements.

Further details about our foreign currency exposure, as of December 31, 2004 - are set forth in Table I below.

2.       RATE OF INFLATION

         As for the accounting principle regarding the adjustment of financial statements to the inflation and for the changes therein, commencing January 1, 2004 - see Note 2A.1. to our financial statements.

                  Fluctuations in the rate of inflation may impact labor costs in circumstances where labor contracts are linked to domestic CPI, whether by mandatory rules or by union agreements. An increase in inflation could also result in an increase in the cost of our variable rate borrowings. Failure to adjust revenues of companies (especially in the hotel division) with the rate of inflation may result in a decrease in operating profits. This potential loss will be more clearly reflected as we had changed, commencing January 2004, our reporting method to the nominal basis (instead of adjusted basis). However, most of our leases, in the Arena, contain provisions designed to partially mitigate the adverse impact of inflation. Most of our leases contain effective annual rent escalations (that are, indexed based on the Consumer Price Index). A portion of the lease agreements include conditions enabling us to receive percentage rents based on a tenant's gross sales above predetermined levels, which sales generally increase as prices rise. Accordingly, we do not believe that our earnings or cash flows from real estate operations (the Arena businesses) are subject to a significant economic risk of inflation (see also 8 below).

3.       INTEREST RATE RISKS

         Part of the credit and the deposits are obtained at or invested at fixed interest rates while most of the credit and deposits are obtained at or invested at variable rates (see Table III below). Changes in short term interest rates in the countries in which we operate will affect our results of operations and our future cash flows. In general, we do not actively hedge against the impact of the interest rate risks on our net monetary assets/liabilities. We limit, in certain cases, a part of these risks by using derivative financial instruments to manage or hedge interest rate risk, especially, on long term bank loans (see
         Note 22A. to our financial statements).

         We are also subject to the risk of increases in long-term variable interest rates that may occur over a period of several years. This may affect our discount rate applicable to our assets and consequently may decrease the overall value of our real estate.

         Short-term interest rates influence, directly and indirectly, the business atmosphere, which is itself a significant factor in the commercial and leisure industries, due to high interest rate depress corporate spending on which our businesses highly depends.

4.       CREDIT RISKS

         Cash, cash equivalents and bank deposits are maintained with reputable banks. In the hotel division and in the Arena, services and sales are rendered to large numbers of customers and the Company is not significantly exposed to credit risks arising from dependence on any single customer. In relation to anchor tenants in the Arena, see "Item 3 - Key Information - Risk Factors - Risk Relating to the Arena".

         The balance of long term receivables as of December 31, 2004 includes
         (i) accrued income in the amount of NIS 11.1 million ($2.6 million), in respect of an asset's long term lease agreement (Note 7A. to the consolidated financial statements), mainly, due to recognition of revenue received from operating lease fees, which are received gradually, by the straight line method over the term of the lease; and
         (ii) two loans in the aggregate amount of NIS 21.5 million ($5.0 million) which were granted by us to the Management Company in the framework of an option agreement to acquire 33% of the Park Plaza chain in Europe (See Notes 7A.(2)(i) and 16A.(2) to our financial statements. Realization of these debts substantially depends on the financial stability of the debtors in the long run. See also "Item 3 - Key Information - Risk Factors".

5.       MARKETABLE AND EQUITY SECURITIES

         For information on composition of the short and long-term investment portfolio, see Note 4 and Note 8 to the financial statements included in Item 18. Such investments are exposed to market-price fluctuation.

6.       VENTURE CAPITAL INVESTMENTS

         For information on exposures relating to venture capital investments, see "Item 3 - Risk Factors - Risks relating the our bio-technology investment.

7.       RENT INCOME FROM THE ARENA

         For information on risks relating to the market price of lease of spaces in Arena, see "Item 3 - Key

         Information - Risk Factors - Risk Relating to the Arena".

         Our financial results are affected by general economic conditions in the markets in which our properties are located. An economic recession, or other adverse changes in general or local economic conditions, could result in the inability of some of our existing tenants to meet their lease obligations and could otherwise adversely affect our ability to attract or retain tenants.

8.       LAND AND REAL ESTATE RATES RISK

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

9.       FINANCIAL INSTRUMENTS

         From time to time, throughout the reported year, we engage in the trading of derivative and other financial instruments for hedging purposes. The results of such activities and the value of the trading instruments are affected by the changes and volatility in foreign exchange rates and interest rates and equity indices. Changes in Israeli and global foreign exchange rates, interest rates and equity indices may significantly affect our financial results and our assets, liabilities, equity capital and cash flow, as a result of the aforementioned trading activity.

         It should be noted that due to the high volatility of global financial markets, foreign exchange, interest rate and equity trading involve significant risks, mainly in the short term.

         For currency transactions outstanding as at December 31, 2004, see Table II - Derivative contracts on foreign exchange rates below.

10.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company's and its subsidiaries' financial instruments include monetary assets (cash and cash equivalents, short and long-term deposits, trade accounts receivables, marketable securities as well as other receivables and current accounts) and monetary liabilities (short-term credits, long-term liabilities, trade accounts payables as well as payables and other credit balances). Due to the nature of the financial instruments included in working capital, their fair values approximates those presented in the balance sheet.

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

         For information on the presentation of long-term balances not under market conditions, see Note 2J. to the financial statements included in
         Item 18.

         Derivative financial instrument that have an active market were valued based on market values.

         The assets that were included in long term investments for which market values differ from their carrying amounts are as follows:

                                                                   December 31, 2004                May 31, 2005
                                                                    NIS (millions)                 NIS (millions)
                                                          ----------------------------------       --------------
                                                          Carrying amount       Market value        Market value
                                                          ---------------       ------------        ------------
        Bucuresti (see note 8C. to the financial
        statements)                                            234.0              23.4 (1)              25.6 (1)
        Permanent investment in EMI's shares(see note
        8A.(2). to the financial statements)                    23.9              20.8 (2)              45.1 (2)

        (1)      Shares are traded on Bucharest stock exchange in Romania
                 ("RASDAQ").

        (2) Shares are traded on Tel Aviv stock exchange in Israel and in the "NASDAQ".

TABLE I - FOREIGN CURRENCY RISKS

The table below provides information as at December 31, 2004 regarding the Company's financial assets and liabilities (including inter-company balances) denominated or linked to foreign currencies:

NIS (IN MILLIONS)

                                                                               BRITISH GB
                                                                                 POUND
                                                                                STERLING
FUNCTIONAL CURRENCY                                   ISRAELI SHEKELS (NIS)   (GB POUND)      EURO (EURO)
-------------------                                 ------------------------  ----------  -----------------
                                                                        GB                              GB
Linkage Currency (2)                                    $      Euro    Pound      Euro        $       Pound
CURRENT ASSETS:

Cash and cash equivalents                               19       16       --        --        --        --
Short term deposits and investments                    134       --       --        --        --        --
Receivables and other current assets                     1       --       --        --        --        --
                                                    ------   ------   ------    ------    ------    ------
                                                       154       16       --        --        --        --
                                                    ------   ------   ------    ------    ------    ------
LONG TERM INVESTMENTS AND RECEIVABLES:

Deposits, loans and receivables                          3       --       --        --        22        --
Investments in investees and other companies: (3)
Shares                                                  18     (278)      --        --        --       (58)
Loans                                                  433      336      114        --        --       133
                                                    ------   ------   ------    ------    ------    ------
                                                       454       58      114        --        22        75
                                                    ------   ------   ------    ------    ------    ------
ASSETS RELATED TO DISCONTINUING OPERATIONS              --        5       --        --        --        --
                                                    ------   ------   ------    ------    ------    ------
TOTAL ASSETS                                           608       79      114        --        22        75
                                                    ======   ======   ======    ======    ======    ======
CURRENT LIABILITIES:

Short term credit                                        1        2        1        --        --        --
Payables and other current liabilities                   5        6        3        --        --        --
                                                    ------   ------   ------    ------    ------    ------
                                                         6        8        4        --        --        --
                                                    ------   ------   ------    ------    ------    ------
LONG TERM LIABILITIES:

Group companies                                         --       --       --       164       433       129
Others                                                 199      206       85        --        --        --
                                                    ------   ------   ------    ------    ------    ------
                                                       199      206       85       164       433       129
                                                    ------   ------   ------    ------    ------    ------
LIABILITIES RELATED TO DISCONTINUING OPERATIONS         66        5       --        --        --        --
                                                    ------   ------   ------    ------    ------    ------
TOTAL LIABILITIES                                      271      219       89       164       433       129
                                                    ======   ======   ======    ======    ======    ======

TOTAL ASSETS LESS TOTAL LIABILITIES (4)                337     (140)      25      (164)     (411)      (54)
                                                    ======   ======   ======    ======    ======    ======
Footnotes


                                                                                   RECONCILIATION
                                                                                       FOR
FUNCTIONAL CURRENCY                                 ROMANIAN LEI (ROL)  OTHERS(1)   CONSOLIDATION  TOTAL
-------------------                                 ------------------  ---------   -------------  -----

Linkage Currency (2)                                  $       Euro
CURRENT ASSETS:

Cash and cash equivalents                               --        --         7               --        42
Short term deposits and investments                      2        --        43               --       179
Receivables and other current assets                    --        --        35               (3)       33
                                                    ------    ------    ------           ------    ------
                                                         2        --        85               (3)      254
                                                    ------    ------    ------           ------    ------
LONG TERM INVESTMENTS AND RECEIVABLES:

Deposits, loans and receivables                         --        --        15               --        40
Investments in investees and other companies: (3)
Shares                                                  --        --        15              344        41
Loans                                                   --        --       292           (1,308)       --
                                                    ------    ------    ------           ------    ------
                                                        --        --       322             (964)       81
                                                    ------    ------    ------           ------    ------
ASSETS RELATED TO DISCONTINUING OPERATIONS              --        10        --               15
                                                    ------    ------    ------           ------    ------
TOTAL ASSETS                                             2        --       417             (967)      350
                                                    ======    ======    ======           ======    ======
CURRENT LIABILITIES:

Short term credit                                      119         2        --               10       135
Payables and other current liabilities                   1        --        91               (3)      103
                                                    ------    ------    ------           ------    ------
                                                       120         2        91                7       238
                                                    ------    ------    ------           ------    ------
LONG TERM LIABILITIES:

Group companies                                         --        89       493           (1,308)       --
Others                                                  --        --       846              (10)    1,326
                                                    ------    ------    ------           ------    ------
                                                        --        89     1,339           (1,318)    1,326
                                                    ------    ------    ------           ------    ------
LIABILITIES RELATED TO DISCONTINUING OPERATIONS         --        --        --               --        71
                                                    ------    ------    ------           ------    ------
TOTAL LIABILITIES                                      120        91     1,430           (1,311)    1,635
                                                    ======    ======    ======           ======    ======

TOTAL ASSETS LESS TOTAL LIABILITIES (4)               (118)      (91)   (1,013)             344    (1,285)
                                                    ======    ======    ======           ======    ======
Footnotes

(1) Includes mainly, unlinked balances of financial assets (liabilities) and linkage currencies which total financial assets or financial liabilities that are denominated therein or linked thereto, do not exceed 5% of total financial assets or financial liabilities, respectively (on a consolidated basis).

(2) As for investments in investees' shares - "linkage currency" means the functional currency of each investee. As for loans to investees with nature of investment - "linkage currency" means the currency that the loan is denominated in or linked to.

(3) Primarily loans from financing an investment in an autonomous investee taken in the functional currency of the investee (for hedging, qualified hedges for accounting purposes). The effect of the exchange rates on these loans are charged directly to shareholders equity and not to the statements of operations.

(4) comprise as follows:

                                                                             BRITISH GB
                                                                                POUND
                                                                              STERLING
FUNCTIONAL CURRENCY                                 ISRAELI SHEKELS (NIS)    (GB POUND)     EURO (EURO)
-------------------                             ---------------------------  ----------  ----------------
                                                                       GB                            GB
Linkage Currency (2)                                $       Euro     Pound      Euro        $       Pound
Net monetary items(5)                             (114)     (198)      (89)       --         22        --
Inter - company balances (loans with a nature
  of investment)(6)                                433       336       114      (164)      (433)        4
Investments in investees' shares(6)                 18      (278)       --        --         --       (58)
                                                ------    ------    ------    ------     ------    ------
TOTAL                                              337      (140)       25      (164)      (411)      (54)
                                                ======    ======    ======    ======     ======    ======


                                                                                   RECONCILIATION
                                                                                        FOR
FUNCTIONAL CURRENCY                                ROMANIAN LEI (ROL)  OTHERS (1)   CONSOLIDATION    TOTAL
-------------------                                ------------------  ----------   -------------    -----

Linkage Currency (2)                                   $      Euro
Net monetary items(5)                                (118)       (2)      (827)              --     (1,326)
Inter - company balances (loans with a nature
  of investment)(6)                                    --       (89)      (201)              --          --
Investments in investees' shares(6)                    --        --         15              344          41
                                                   ------    ------     ------           ------      ------
TOTAL                                                (118)      (91)    (1,013)             344     (1,285)
                                                   ======    ======     ======           ======      ======

(5) The impact of exchange rates exposure, on net monetary items, is charged directly to the statements of operations.

(6) The impact of exchange rates exposure on these items is charged directly to the shareholders equity and not to the statements of operations.

(7) Exchange rates:

                                                                     BRITISH GB
                                                                   POUND STERLING
        FUNCTIONAL CURRENCY             ISRAELI SHEKELS (NIS)        (GB POUND )    EURO (EURO)       1,000 ROMANIAN LEI (ROL)
        -------------------          --------------------------    --------------   -----------       ------------------------
                                                           GB
        Linkage Currency               $        Euro      Pound         Euro             $               $               Euro
        May 31, 2005                 4.416      5.442     8.031         0.678          0.812           29.38            36.22
                                     -----      -----     -----         -----          -----           -----            -----

        December 31, 2004            4.308      5.877     8.308         0.704          0.732           29.07            39.66
                                     -----      -----     -----         -----          -----           -----            -----

        December 31, 2003            4.379      5.533     7.849         0.705          0.795           32.60            41.12
                                     -----      -----     -----         -----          -----           -----            -----

(8) Changes in the exchange rates (%):

                                                                     BRITISH GB
                                                                   POUND STERLING
        FUNCTIONAL CURRENCY             ISRAELI SHEKELS (NIS)        (GB POUND )    EURO (EURO)       1,000 ROMANIAN LEI (ROL)
        -------------------             ---------------------        -----------    -----------       ------------------------
                                                           GB
        Linkage Currency               $        Euro      Pound         Euro             $               $               Euro
        May 31, 2005                  2.51     (7.40)     (3.33)       (3.69)          10.93           0.72             (8.67)
                                     -----      -----     -----         -----          -----           -----            -----

        December 31, 2004            (1.62)     6.21       5.85        (0.07)          (7.87)         (10.82)            3.54
                                     -----      -----     -----         -----          -----           -----            -----

        December 31, 2003            (7.56)     11.33      2.83         8.17          (16.53)         (2.70)            17.75
                                     -----      -----     -----         -----          -----           -----            -----

TABLE II - DERIVATIVE CONTRACTS ON FOREIGN
EXCHANGE RATES

The following presents a summery of the currency transactions outstanding at December 31, 2004:

(1) As for loans denominated in foreign currency obtained for the purpose of accounting hedging - see comment (3) to Table 1 above.

(2) Swap transaction - in order to hedge the risk on variable interest rate on long-term loans - see Note 22A. to our financial statements.

TABLE III - INTEREST RISKS

The following table presents a summary of balances classified according to interest rate, at December 31, 2004:

1.       DEPOSITS AND OTHER LONG TERM LOANS- IN NIS (MILLIONS)

         FUNCTIONAL   LINKAGE       INTEREST
         CURRENCY     CURRENCY       RATE %                              REPAYMENT YEARS
                                                  -------------------------------------------------------------
                                                                                               NOT YET
                                                  1       2      3       4     THEREAFTER    DETERMINED   TOTAL
                                                  -       -      -       -     ----------    ----------   -----
         EURO         U.S. dollar      (1)        --      7     --      --        --             16         23

         EURO         EURO          1.95-4.9      --      1     --      --        --              8          9

         GB Pound     GB Pound         --         --     --     --      --        11             --         11

         NIS          U.S. dollar  Libor+1.5-2     2      1      1      --        --              1          5

         NIS          NIS              --         18     --     --      --        --             --         18

         TOTAL                         --         20      9      1      --        11             25         66
                                                  ==     ==     ==      ==        ==             ==         ==

(1) See Note 7 (A) (2) to the financial statement included in Item 18.

2.       LONG TERM DEBTS - IN NIS (MILLIONS)

                                                                                          REPAYMENT YEARS
                                                                        -----------------------------------------------------
         FUNCTIONAL   LINKAGE                        AVERAGE INTEREST                                          6 AND
         CURRENCY     CURRENCY    INTEREST RATE %       RATE (%)         1      2       3       4      5    THEREAFTER  TOTAL
         --------     --------    ---------------       --------         -      -       -       -      -    ----------  -----
         EURO         EURO        5.1 (1)                  5.1           2      1       3       4     201       -        211

         UK Pound     UK Pound

         Sterling     Sterling    LIBOR + 1.4 -1.65        6.3           7    200(2)   13      13      13      219       465

         UK Pound     UK Pound

         Sterling     Sterling    5.8 (2)                  5.8           1      1       1       2      2       145       152

         S.A. Rand    S.A. Rand   Prime-1                 10.5           -      -       -       -      -        5         5

         NIS          NIS         Prime +2.2               7.5           -      9       -       -      -        -         9

         NIS          U.S. dollar  LIBOR +2.50-2.85        4.6           -    190(2)    -       -      -        -        190

         NIS          EURO        LIBOR +2.85              5.1           -     206      -       -      -        -        206

                      UK Pound

         NIS          Sterling    LIBOR +2.85              7.8           -      85      -       -      -        -        85

         TOTAL                                                          10     692     17      19     216      369      1,323

         (1) The interest rate on these loans have been fixed by a swap transactions.

         (2) See Note 13D and E to the financial statements included in Item 18.

3. SHORT TERM CASH AND DEPOSITS - see notes 3 and 4 to the financial statements included in Item 18.

4.       SHORT TERM LOANS - see Note 11 to the financial statements included in
         Item 18.


         ITEM 12. -- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

PART II

         ITEM 13. -- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

         ITEM 14. -- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                     AND USE OF PROCEEDS.

         Not applicable.

PART III

         ITEM 15. -- CONTROLS AND PROCEDURES

         (a) Disclosure Controls and Procedures.

         Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2004, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC's rules and forms.

         b) Internal Control Over Financial Reporting.

                  Not Applicable.

         c) Attestation Report of the registered public accounting firm.

                   Not Applicable.

         d) Changes in Internal Controls Over Financial Reporting. There has been no change in our internal controls over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) identified within the evaluation thereof that occurred during 2004, that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting.

         ITEM 16. -- [RESERVED]

         ITEM 16A. -- AUDIT COMMITTEE FINANCIAL EXPERT

         Our board of directors has determined that each of Mr. Moshe Lion and Mr. Shmuel Peretz are "audit committee financial experts" as defined in Item 16A of Form 20-F.

         ITEM 16B. -- CODE OF ETHICS

         We have adopted a Code of Ethics and Business Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as all our other directors, officers and employees. Our Code of Ethics and Business Conduct is attached to this report as Exhibit 11.1.

         ITEM 16C. -- PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Brightman Almagor & Co., an independent registered public accounting firm in Israel and a member firm of Deloitte Touche Tohmatsu have served as our independent public accountants for the fiscal year ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F.

         A)       AUDIT FEES

         The aggregate fees billed for professional services constituting Audit Fees, rendered to us by Brightman Almagor & Co., in 2003 and 2004 were NIS 1.1 million and approximately NIS 1.,4 million.

         B)       AUDIT RELATED FEES

         We did not receive from our principal accountants any assurance or services related to the audit and review of our financial statements in 2003 or 2004.

         C)       TAX FEES

         The aggregate fees billed for professional services constituting Tax Fees, rendered to us by Brightman Almagor & Co., in 2003 and 2004 were NIS 97,000 and NIS 89,000, respectively. Such services related to tax consulting services provided to us.

         D)       ALL OTHER FEES

         We did not receive from Brightman Almagor & Co., any other products or services, other than the services disclosed above, in 2003 and 2004.

         E)       PRE-APPROVAL POLICIES AND PROCEDURES

         Our Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee's specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and quarterly review the firm's non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. The audit committee approves in advance the particular services or categories of services to be provided to the Company during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional services may be pre-approved by the audit committee on an individual basis during the year.

         None of Audit-related Fees, Tax Fees or Other Fees provided to us by Brightman Almagor & Co.,, were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by Section 10A of the Securities Act of 1934.

         F)       PERCENTAGE

         Not applicable.



         ITEM 16D. -- EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

         ITEM 16E. -- PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND
                      AFFILIATED PURCHASERS

         Period           (a) Total            (b) Average          (c) Total            (d) Maximum number (or
                          number of shares     price paid per       number of shares     approximately dollar
                          purchased            share                purchased as part    value) of shares that may
                                                                    of publicly          yet be purchased under
                                                                    announced plans      the plans or programs
                                                                    or programs
         November         576,923              $5.2                 N/A                  N/A
       2004

         In November 2003, our board of directors approved the repurchase of our ordinary shares in an aggregate amount of up to $3 million under a share repurchase program (either in the open market or in privately negotiated transactions). To date the Company has not repurchased any shares and this program has been canceled.

         In November 2004, a transaction was consummated under which we transferred to an institutional investor ("the Investor") 357,953 shares of EMI held by us in consideration for 576,923 of our shares held by the Investor. The ratio of the share transfer was determined based on the closing price of EMI's shares on the stock exchange as at the date of the transaction ($ 8.4 per share). The price of the Company's share on the NYSE as at such date was $ 4.3 per share. This transaction was recorded, in the Company's financial statements, as a self purchase of the Company's shares based on their fair value in consideration for proceeds from realization of EMI shares.

         ITEM 17. -- FINANCIAL STATEMENTS

         We have responded to Item 18 in lieu of this item.

         ITEM 18. -- FINANCIAL STATEMENTS

         The Financial statements required by this item are found at the end of this annual report, beginning on page F-1.

         ITEM 19. -- EXHIBITS

1.1 (1)     Memorandum of Association

1.2 (1)     Articles of Association

1.3# (2) Notice dated October 10, 2000 sent by the Registrant to the Israeli Companies Registrar with respect to an amendment to the Articles of Association.

4.1 (3) Loan agreement among, inter alia, Depfa Bank AG, Victoria Hotel C.V. and Utrecht Victoria Hotel B.V. dated March 24, 1999.

4.2 (3) Management agreement between Victoria Hotel C.V. and Park Plaza Hotel Europe, Ltd. (previously Prestige Hotels International Ltd.) dated October 4, 1993.

4.3 (3) Management support and sub-license agreement between Astrid Park Plaza N.V. and Park Plaza Hotels Europe Ltd. dated April 15, 1997.

4.4 (2) Loan agreement dated December 21, 2000 with Bank Hapoalim B.M. with respect to the financing of the Victoria Park Plaza Hotel.

4.5# (2) Loan facility agreement dated October 23, 2000 between the Registrant and Bank Hapoalim B.M. with respect to a $110 million line of credit.

4.6(5) Asset Purchase and Sale Agreement dated November 13, 2002 by and among Elscint Ltd., Sanmina - Sci Corporation and Sanmina-Sci Israel Medical Systems Ltd. for the sale of the Company's factory in Ma'alot.

4.7(5) Lease Agreement dated January 6, 2003 between Euston Road Hotel Limited and Accor SA for a long term lease of the hotel property located on Euston Road in London, England (previously Bernard Shaw Park Plaza) for a period of 25 years.

4.8#(2) Development agreement dated December 17, 2000 with the Israeli Land Administration with respect to the Monfort Project.

4.9#(4) Agreement dated April 14, 2002 between SLS Sails Ltd. and C.D.P.M. Kft. for the completion of the construction works of the Arena.

4.10(*) Credit Agreement dated December 16, 2003 between Riverbank Hotel Holding B.V. and Bank Hapoalim B.M. with respect to repayment of a short-term facility and construction of the hotel.

8.1(*)      List of subsidiaries.

10.1(*)     Consent of Brightman Almagor & Co.

10.2(*)     Consent of Mazars Paardekooper Hoffman.

10.3(*)     Consent of Kost Forer Gabbay & Kasierer.

11(*)       Code of Ethics and Business Conduct.

12.1(*) Certification of the President of the Registrant pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2(*) Certification of CFO of the Registrant pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1(*) Certification of President of the Registrant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2(*) Certification of CFO of the Registrant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---           -------------------------------

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

         (5) Previously filed as an exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2003, file No. 2-44872, filed with the SEC on June 30, 2003 and incorporated by reference herein.

         #    Translation from Hebrew.

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

                                             By: /s/ Rachel Lavine
                                                 -------------------------------
                                                 Name: Rachel Lavine
                                                 Title: President

         Date: June 30, 2005

                                  EXHIBIT INDEX

1.1(1)      Memorandum of Association

1.2(1)      Articles of Association

1.3#(2) Notice dated October 10, 2000 sent by the Registrant to the Israeli Companies Registrar with respect to an amendment to the Articles of Association.

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

4.3(3) Management support and sub-license agreement between Astrid Park Plaza N.V. and Park Plaza Hotels Europe Ltd. dated April 15, 1997.

4.4(2) Loan agreement dated December 21, 2000 with Bank Hapoalim B.M. with respect to the financing of the Victoria Park Plaza Hotel.

4.5#(2) Loan facility agreement dated October 23, 2000 between the Registrant and Bank Hapoalim B.M. with respect to a $110 million line of credit.

4.6(5) Asset Purchase and Sale Agreement dated November 13, 2002 by and \ among Elscint Ltd., Sanmina - Sci Corporation and Sanmina-Sci Israel Medical Systems Ltd. for the sale of the Company's factory in Ma'alot.

4.7(5) Lease Agreement dated January 6, 2003 between Euston Road Hotel Limited and Accor SA for a long term lease of the hotel property located on Euston Road in London, England (previously Bernard Shaw Park Plaza) for a period of 25 years.

4.8#(2) Development agreement dated December 17, 2000 with the Israeli Land Administration with respect to the Monfort Project.

4.9#(4) Agreement dated April 14, 2002 between SLS Sails Ltd. and C.D.P.M. Kft. for the completion of the construction works of the Arena.

4.10(*) Credit Agreement dated December 16, 2003 between Riverbank Hotel Holding B.V. and Bank Hapoalim B.M. with respect to repayment of a short-term facility and construction of the hotel.

8.1(*)      List of subsidiaries.

10.1(*)     Consent of Brightman Almagor & Co.

10.2(*)     Consent of Mazars Paardekooper Hoffman.

10.3(*)     Consent of Kost Forer Gabbay & Kasierer.

11(*)       Code of Ethics and Business Conduct.

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

         (5) Previously filed as an exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2003, file No. 2-44872, filed with the SEC on June 30, 2003 and incorporated by reference herein.

         #    Translation from Hebrew.

         (*)   Filed herewith

                                  ELSCINT LTD
                        CONSOLIDATED FINANCIAL STATEMENTS
                                      AS OF
                                DECEMBER 31, 2004

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

CONTENTS

                                                                            PAGE
Report of Independent Registered Public Accounting Firm                    F-3-5

Consolidated Balance Sheets                                                F-6-7

Consolidated Statements of Operations                                        F-8

Statements of Shareholders' Equity                                           F-9

Consolidated Statements of Cash Flows                                    F-10-12

Notes to the Consolidated Financial Statements                              F-13

Appendix                                                                 F-62-65

(DELOITTE LETTERHEAD)
                                                    Brightman Almagor
                                                    1 Azrieli Center
                                                    Tel Aviv 67021
                                                    P.O.B. 16593, Tel Aviv 61164
                                                    Israel

                                                    Tel: +972 (3) 608 5555
                                                    Fax: +972 (3) 609 4022
                                                    info@deloitte.co.il
                                                    www.deloitte.com


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

ELSCINT LIMITED

We have audited the accompanying consolidated balance sheets of Elscint Limited and its subsidiaries ("the Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain fully and proportionately consolidated subsidiaries, whose assets constitute 2% of the total consolidated assets as of December 31, 2004 and 2003 and whose revenues constitute 1%, 8% and 22% of the total continuing and discontinuing consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively. We also did not audit the financial statements of an affiliate accounted for by use of the equity method. The Company's equity of NIS 18 million and NIS 24.3 million in that affiliate's net assets as of December 31, 2004 and 2003, respectively, and of NIS 7 million in that affiliate's net loss for each of two years then ended, are included in the accompanying financial statements. The financial statements of those fully and proportionately consolidated subsidiaries and the affiliate, prepared in accordance with International Financial Reporting Standards or with accounting principles generally accepted in the United States of America, were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts included for those companies, on such basis of accounting, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements (including the Company's conversion of amounts in the financial statements of fully and proportionately consolidated subsidiaries and the affiliate, prepared in accordance with International Financial Reporting Standards or accounting principles generally accepted in the United States of America to amounts in accordance with generally accepted accounting principles in Israel and in the United States of America). An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.


Audit.Tax.Consulting.Financial Advisory.                        A member firm of
                                                        Deloitte Touche Tohmatsu

(DELOITTE LETTERHEAD)
                                                    Brightman Almagor
                                                    1 Azrieli Center
                                                    Tel Aviv 67021
                                                    P.O.B. 16593, Tel Aviv 61164
                                                    Israel

                                                    Tel: +972 (3) 608 5555
                                                    Fax: +972 (3) 609 4022
                                                    info@deloitte.co.il
                                                    www.deloitte.com


In our opinion, based on our audits and on the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elscint Limited and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

As described in Note 2, the financial statements as of December 31, 2004 and for the year then ended are presented in reported amounts, in accordance with accounting standards of the Israeli Accounting Standards Board. The financial statements for the years through December 31, 2003 are presented in values adjusted until that date, based on the changes in the general purchasing power of the Israeli currency, in conformity with pronouncements of the Institute of Certified Public Accountants in Israel.

As described in Note 16B, claims have been filed against the Company, and for some of those claims, petitions have been filed for certification as class actions.

Our audits also comprehended the translation of New Israeli Shekel amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2A(1). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.


/s/ BRIGHTMAN ALMAGOR & CO.

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU


Tel Aviv (Israel), March 31, 2005



Audit.Tax.Consulting.Financial Advisory.                        A member firm of
                                                        Deloitte Touche Tohmatsu
                                      F-3A

(ERNST & YOUNG LOGO)

                       o KOST FORER GABBAY & KASIERER   o  Phone: 972-3-6232525
                         3 Aminadav St.                    Fax:   972-3-5622555
                         Tel-Aviv 67067, Israel


                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                                GAMIDA CELL LTD.
                          (A DEVELOPMENT STAGE COMPANY)


         We have audited the accompanying consolidated balance sheets of Gamida Cell Ltd. (a development stage company) ("the Company") and its subsidiary as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial report. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2003 and 2004, and the consolidated results of their operations and cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States.





Tel-Aviv, Israel                            /s/ KOST FORER GABBAY & KASIERER
February 28, 2005                           A Member of Ernst & Young Global

                              (MAZARS LETTERHEAD)

                         REPORT OF INDEPENDENT AUDITORS
                             TO THE SHAREHOLDERS OF
                               B.E.A. HOTELS N.V.

INTRODUCTION

We have audited the accompanying balance sheets of B.E.A. Hotels N.V. ("the Company") as of December 31, 2004 and 2003 and the statements of income and the statements of changes in shareholders' equity of the company for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of its operations for each of the three years in the period ended December 31, 2004, in accordance with International Financial Reporting Standards.

     Amsterdam, March 21, 2005

     MAZARS PAARDEKOOPER HOFFMAN

     /s/ F.D.N. WALTA RA

     F.D.N. Walta RA

                                                                 Elscint Limited

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,

                                                                      2004                  2003                  2004
                                                                      ----                  ----                  ----
                                                                                                           CONVINIANCE
                                                                                                            TRANSLATION
                                                                  REPORTED              ADJUSTED              (NOTE 2A)
                                                                  --------              --------              ---------
                                                NOTE                      NIS (THOUSANDS)            U.S. $ (THOUSANDS)
                                                ----              ------------------------------     ------------------
ASSETS

CURRENT ASSETS

Cash and cash equivalents                           3                41,777                98,460             9,698
Short-term investments and deposits                 4               179,179               164,571            41,592
Accounts receivable - trade                         5                17,209                17,419             3,995
Receivables and other debit balances                6                16,256                30,432             3,773
Hotel inventories                                                     2,433                 2,865               565
                                                                  ---------             ---------           -------
                                                                    256,854               313,747            59,623
                                                                  ---------             ---------           -------

LONG-TERM RECEIVABLES AND INVESTMENTS

Deposits, loans and long-term receivables           7                39,992           (*)  39,501             9,283
Investments in investee companies and others        8                41,436           (*)  64,630             9,619
                                                                  ---------             ---------           -------
                                                                     81,428               104,131            18,902
                                                                  ---------             ---------           -------
FIXED ASSETS                                        9             2,185,325             2,003,427           507,271
                                                                  ---------             ---------           -------
OTHER ASSETS AND DEFERRED EXPENSES                 10                12,649                10,916             2,936
                                                                  ---------             ---------           -------
ASSETS RELATED TO DISCONTINUING OPERATIONS         21                14,700                16,228             3,412
                                                                  ---------             ---------           -------
                                                                  2,550,956             2,448,449           592,144
                                                                  =========             =========           =======

(*) Reclassified.

The accompanying notes constitute an integral part of the financial statements.

                                                                 Elscint Limited

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,

                                                                           2004                  2003                  2004
                                                                           ----                  ----                  ----
                                                                                                                CONVINIANCE
                                                                                                                TRANSLATION
                                                                       REPORTED              ADJUSTED             (NOTE 2A)
                                                                       --------              --------             ---------
                                                     NOTE                      NIS (THOUSANDS)           U.S. $ (THOUSANDS)
                                                     ----              ------------------------------    ------------------
LIABILITIES AND
 SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Short-term credits                                     11               135,429               407,599            31,436
Accounts payable - trade                                                 46,624                56,749            10,823
Payables and other credit balances                     12                56,357                76,955            13,082
                                                                      ---------             ---------           -------
                                                                        238,410               541,303            55,341
                                                                      ---------             ---------           -------
LONG-TERM LIABILITIES                                  13             1,325,803               850,470           307,754
                                                                      ---------             ---------           -------

LIABILITIES RELATED TO DISCONTINUING OPERATION         21                71,410                82,217            16,576
                                                                      ---------             ---------           -------
MINORITY INTEREST                                                        32,453                28,261             7,533
                                                                      ---------             ---------           -------

COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS     16

SHAREHOLDERS' EQUITY                                  17                882,880               946,198           204,940
                                                                      ---------             ---------           -------
                                                                      2,550,956             2,448,449           592,144
                                                                      =========             =========           =======

      /s/ A.R. Goren                                  /s/ R. Lavine
----------------------------------           ----------------------------------
          A.R. Goren                                      R. Lavine
Chairman of the Board of Directors                        President


Date:  March 31, 2005.

The accompanying notes constitute an integral part of the financial statements.

                                                                 Elscint Limited

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31,


                                                                                                                CONVENIENCE
                                                                                                                TRANSLATION
                                                                                                                  (NOTE 2A)
                                                                            2004          2003        2002             2004
                                                                            ----          ----        ----             ----
                                                                        REPORTED             ADJUSTED                 U.S.$
                                                                        --------    ------------------------
                                                                 NOTE               NIS (THOUSANDS)             (THOUSANDS)
                                                                 ----   --------    ------------------------    -----------
REVENUES

Hotels operations and management                                 18A    218,365        189,205       206,679     50,688
Commercial center operations                                             55,263         20,106            --     12,828
Asset leasing                                                            13,238         13,495            --      3,073
Long-term contracts                                                          --             --         1,509         --
                                                                        -------        -------       -------    -------
                                                                        286,866        222,806       208,188     66,589
                                                                        -------        -------       -------    -------
COST OF REVENUES

Hotels operations and management                                 18B    137,622        128,301       133,207     31,946
Commercial center operations                                     18C     59,885         21,975            --     13,901
Asset leasing                                                    18D      3,175          3,510            --        737
Long-term contracts                                                          --             --         1,392         --
                                                                        -------        -------       -------    -------
                                                                        200,682        153,786       134,599     46,584
                                                                        -------        -------       -------    -------

GROSS PROFIT                                                             86,184         69,020        73,589     20,005
Hotels' depreciation, amortization and operating expenses        18E     64,513         50,432        61,503     14,975
Initiation expenses                                                       1,611          4,303         1,773        374
Selling and marketing expenses                                   18F     14,046          8,948            --      3,260
General and administrative expenses                              18G     27,608         29,355        31,574      6,409
                                                                        -------        -------       -------    -------
                                                                        107,778         93,038        94,850     25,018
                                                                        -------        -------       -------    -------
OPERATING LOSS BEFORE FINANCE INCOME (EXPENSES), NET                    (21,594)       (24,018)      (21,261)    (5,013)

Finance income (expenses), net                                   18H    (34,805)       (41,262)       12,805     (8,079)
                                                                        -------        -------       -------    -------
OPERATING LOSS AFTER FINANCE INCOME (EXPENSES), NET                     (56,399)       (65,280)       (8,456)   (13,092)
Other expenses, net                                              18I     (9,361)       (16,176)      (21,502)    (2,173)
                                                                        -------        -------       -------    -------

LOSS BEFORE INCOME TAXES                                                (65,760)       (81,456)      (29,958)   (15,265)

Tax benefits                                                     15        (647)        (8,384)       (5,221)      (151)
                                                                        -------        -------       -------    -------
LOSS AFTER INCOME TAXES                                                 (65,113)       (73,072)      (24,737)   (15,114)

Share in loss of an associated company                                   (6,611)        (7,019)       (2,847)    (1,535)
Minority interest in loss (profit) of a subsidiary                         (724)           746           879       (168)
                                                                        -------        -------       -------    -------
LOSS FROM CONTINUING OPERATIONS                                         (72,448)       (79,345)      (26,705)   (16,817)

NET PROFIT FROM DISCONTINUING OPERATION                          21      11,067         12,972        88,983      2,569
                                                                        -------        -------       -------    -------
NET PROFIT (LOSS)                                                       (61,381)       (66,373)       62,278    (14,248)
                                                                        =======        =======       =======    =======

                                                                                         NIS                      U.S.$
                                                                        ------------------------------------    --------
BASIC EARNINGS (LOSS) PER ORDINARY
  SHARE (NIS 0.05 PAR VALUE) FROM:                               18J
     Continuing operations                                              (4.37)          (4.75)        (1.60)      (1.01)
     Discontinuing operation                                             0.67            0.78          5.33        0.16
                                                                        -------        -------       -------    -------
                                                                        (3.70)          (3.97)         3.73       (0.85)
                                                                        =======        =======       =======    =======
DILUTED EARNINGS (LOSS) PER ORDINARY
 SHARE (NIS 0.05 PAR VALUE) FROM:
     Continuing operations                                                  (*)            (*)        (1.66)         (*)
     Discontinuing operation                                                (*)            (*)         5.10          (*)
                                                                                                     -------
                                                                                                       3.44
                                                                                                     =======

(*)      Anti dilutive.

The accompanying notes constitute an integral part of the financial statements.

                                                                 Elscint Limited

STATEMENTS OF  SHAREHOLDERS' EQUITY

                                                                                                        LOANS TO
                                                        CUMULATIVE                                    EMPLOYEES FOR
                                                         FOREIGN                                       PURCHASE OF
                                                         CURRENCY                                       COMPANY'S        TOTAL
                                    SHARE   CAPITAL    TRANSLATION   RETAINED     GROSS      TRESURY    INCENTIVE     SHAREHOLDERS'
                                   CAPITAL  RESERVES   ADJUSTMENTS   EARNINGS     AMOUNT      STOCK       SHARES         EQUITY
                                   -------  --------   -----------   --------     ------      -----       ------         ------
                                                                       NIS (THOUSANDS)
                                   ------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2002
(ADJUSTED)                           5,310   722,349        3,346    273,032    1,004,037        --         (12,749)     991,288

Net profit                              --        --           --     62,278       62,278        --              --       62,278
Incentive shares
  returned to pool                      (2)     (693)          --         --         (695)       --             695           --
Interest on loans
  to employees                          (3)      (74)          --         --          (77)       --              77           --
Dividend (*)                            --        --           --    (86,154)     (86,154)       --              --      (86,154)
Foreign currency
  translation adjustments               --        --       34,742         --       34,742        --              --       34,742
                                     -----   -------       ------    -------      -------   -------         -------      -------

BALANCE AT DECEMBER 31, 2002
(ADJUSTED)                           5,305   721,582       38,088    249,156    1,014,131        --         (11,977)   1,002,154

Loss                                    --        --           --    (66,373)     (66,373)       --              --      (66,373)
Incentive shares returned to pool       --      (220)          --         --         (220)       --             220           --
Interest on loans to employees          --       975           --         --          975        --            (975)          --
Foreign currency
  translation adjustments               --        --       10,417         --       10,417        --              --       10,417
                                     -----   -------       ------    -------      -------   -------         -------      -------

BALANCE AT DECEMBER 31, 2003
(ADJUSTED)                           5,305   722,337       48,505    182,783      958,930        --         (12,732)     946,198

Loss                                    --        --           --    (61,381)     (61,381)       --              --      (61,381)
Interest on loans to employees          --       763           --         --          763        --            (763)          --
Purchase of the
Company's stock (**)                    --        --           --         --           --   (13,566)             --      (13,566)
Foreign currency
  translation adjustments               --        --       11,629         --       11,629        --              --       11,629
                                     -----   -------       ------    -------      -------   -------         -------      -------
BALANCE AT DECEMBER 31, 2004
(REPORTED)                           5,305   723,100       60,134    121,402      909,941   (13,566)        (13,495)     882,880
                                     =====   =======       ======    =======      =======   =======         =======      =======

(*) Excluding dividend in the amount of NIS 3,268 thousand, in respect of incentive shares, which was recorded as an expense in the statement of operations.

(**)   See Note 18 I. (1) (ii).

The accompanying notes constitute an integral part of the financial statements.

                                                                 Elscint Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31,

                                                                                                                         CONVENIENCE
                                                                                                                         TRANSLATION
                                                                                                                           (NOTE 2A)
                                                                                 2004          2003           2002              2004
                                                                                 ----          ----           ----              ----
                                                                             REPORTED              ADJUSTED                    U.S.$
                                                                            ---------      ------------------------
                                                                                          NIS (THOUSANDS)                (THOUSANDS)
                                                                            ---------------------------------------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net profit (loss)                                                            (61,381)       (66,373)        62,278        (14,248)
Adjustments to reconcile net profit (loss) to net cash from continuing
  operating activities (A)                                                    65,952         61,233        (58,524)        15,309
                                                                            --------       --------       --------       --------
Net cash provided by (used in) continuing operating activities                 4,571         (5,140)         3,754          1,061
Net cash provided by (used in) discontinuing operating activities               (356)       (12,246)        24,135            (83)
                                                                            --------       --------       --------       --------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                            4,215        (17,386)        27,889            978
                                                                            --------       --------       --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed and other assets                                          (208,677)      (416,997)      (173,328)       (48,439)
Proceeds from realization of fixed assets                                     20,495          1,646            396          4,757
Purchase of venture capital investment                                            --             --         (4,790)            --
Proceeds from short - term investments, net                                  (12,164)       (16,297)         1,872         (2,824)
Proceeds from sale of long-term investments and loans                          4,367        274,720          3,393          1,014
Purchase of long-term investments and loans                                   (1,586)        (6,647)          (670)          (368)
Decrease of holding in a proportional consolidated subsidiary                     --           (738)            --             --
Purchase of the minority shares in a subsidiary company                         (279)        (1,206)            --            (65)
                                                                            --------       --------       --------       --------

Net cash used in continuing investing activities                            (197,844)      (165,519)      (173,127)       (45,925)
Net cash provided by (used in) discontinuing investing activities              2,144         94,720         (2,359)           498
                                                                            --------       --------       --------       --------
NET CASH USED IN INVESTING ACTIVITIES                                       (195,700)       (70,799)      (175,486)       (45,427)
                                                                            --------       --------       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from long-term debts                                                308,692        364,868          4,588         71,656
Payments of long-term debt                                                  (133,989)      (323,953)      (141,106)       (31,102)
Change in short-term credits, net                                            (40,894)        53,073        170,371         (9,493)
Dividend Distributed                                                              --             --        (86,154)            --
Issuance of shares to minority shareholders by a subsidiary company               --             --            545             --
                                                                            --------       --------       --------       --------

NET CASH PROVIDED BY (USED IN) CONTINUING FINANCING ACTIVITIES               133,809         93,988        (51,756)        31,061
                                                                            --------       --------       --------       --------

NET EFFECT OF EXCHANGE RATE CHANGES ON CASH                                      993          1,457          2,185            231
                                                                            --------       --------       --------       --------
Net increase (decrease) in cash and cash equivalents                         (56,683)         7,260       (197,168)       (13,157)
Cash and cash equivalents at beginning of year                                98,460         91,200        288,368         22,855
                                                                            --------       --------       --------       --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                      41,777         98,460         91,200          9,698
                                                                            ========       ========       ========       ========


The accompanying notes constitute an integral part of the financial statements.

                                                                 Elscint Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31,

                                                                                                                         CONVENIENCE
                                                                                                                         TRANSLATION
                                                                                                                           (NOTE 2A)
                                                                        2004              2003             2002                 2004
                                                                        ----              ----             ----                 ----
                                                                    REPORTED                    ADJUSTED                       U.S.$
                                                                    --------        ---------------------------                -----
                                                                                    NIS (THOUSANDS)                      (THOUSANDS)
                                                                    -------------------------------------------          -----------
(A)  ADJUSTMENTS TO RECONCILE NET PROFIT (LOSS)
     TO NET CASH FROM CONTINUING OPERATING ACTIVITIES:

     INCOME AND EXPENSES NOT INVOLVING CASH FLOW:

     Discontinuing operation                                        (11,067)          (12,972)         (88,983)           (2,569)
     Depreciation and amortization (including
      impairment of investments and fixed assets)                    87,412            97,745           57,839            20,291
     Share in loss of associated company                              6,611             7,019            2,847             1,535
     Minority interest in the result of a subsidiary                    724              (746)            (879)              168
     Loss from realization of fixed assets                           10,346             1,012              168             2,402
     Gain from realization of long term investments                    (687)          (24,712)              --              (159)
     Exchange rate differences on deposits and loans, net           (16,196)            3,445          (21,973)           (3,762)
     Gain from realization of monetary balances of capital nature   (12,378)           (5,831)              --            (2,873)
     Deferred taxes                                                  (1,639)           (9,316)          (5,656)             (380)
     Others, net                                                        (82)             (861)             549               (19)

     CHANGES IN ASSETS AND LIABILITIES:

     Accounts receivable - trade                                      1,239             3,424           (1,266)              288
     Receivables and other debit balances                            11,151            (3,081)          (5,819)            2,588
     Hotel inventories                                                  633               532              890               147
     Long-term receivables                                           (5,354)           (5,113)              --            (1,243)
     Accounts payable - trade                                        (1,832)            5,369           (1,838)             (425)
     Payables and other credit balances                              (3,001)            3,891            5,261              (697)
     Advances from customers                                             72             1,428              336                17
                                                                     ------            ------          -------            ------

                                                                     65,952            61,233          (58,524)           15,309
                                                                     ======            ======          =======            ======

The accompanying notes constitute an integral part of the financial statements.

                                                                 Elscint Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31,

                                                                                                                         CONVENIENCE
                                                                                                                         TRANSLATION
                                                                                                                           (NOTE 2A)
                                                                        2004              2003             2002                 2004
                                                                        ----              ----             ----                 ----
                                                                    REPORTED               ADJUSTED                            U.S.$
                                                                    --------        ------------------------                   -----
                                                                                    NIS (THOUSANDS)                      (THOUSANDS)
                                                                    -------------------------------------------          -----------
(B)  SUPPLEMENTAL SCHEDULE OF NON-CASH
     TRANSACTIONS AND INVESTING ACTIVITIES

     Purchase of fixed and other assets by credit                   18,570              36,064           35,540            4,311
                                                                    ======              ======           ======            =====

     Purchase of the Company stocks against
      realization of investment in EMI stocks
      (see Note 18 I.(1)(ii))                                       13,566                   -                -            3,149
                                                                    ======              ======           ======            =====

     Investment grant receivable in respect of
      fixed assets                                                       -                   -            5,265                -
                                                                    ======              ======           ======            =====

     Purchase of venture capital investments shares
      against disposal of long term loan                                 -                   -            2,949                -
                                                                    ======              ======           ======            =====

     Deposits from renters against increase in
      accounts receivable                                                -                   -              203                -
                                                                    ======              ======           ======            =====

The accompanying notes constitute an integral part of the financial statements.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - GENERAL

 A. The Company engages, directly and through its investees, in Israel and abroad, mainly in the following areas:

     - Ownership, management and operation of hotels, mainly through the Park Plaza chain, primarily in major European cities.

     - Ownership, management and operation of an entertainment and commercial center at the Herzliya Marina, in Israel ("the Arena").

     -    Lease of real estate property.

     -    Venture-capital investments.

     Through December 31, 2002 the Company had also been engaged in manufacturing of assemblies and subassemblies, mainly for medical imaging equipment. As to discontinuance of operation of this segment and sale thereof to a third party at the end of 2002 - see Note 21A., below.

B. The Company's shares are registered for trade on the New York Stock Exchange (NYSE).

C.   DEFINITIONS:

      (1) THE COMPANY - Elscint Ltd.

      (2) SUBSIDIARIES - companies in which the Company holds more than 50% of the voting rights or of the rights to appoint directors (other than circumstances in which such control is deemed temporary).

      (3) PROPORTIONATELY CONSOLIDATED SUBSIDIARIES - companies and joint ventures (including partnerships) held by the Company, together with other entities, among which there is a contractual agreement for joint control, according to which resolutions vital to the joint venture are to be made jointly and with the consent of all interest-holders and which financial statements are (directly or indirectly) consolidated with those of the Company by the proportionate consolidation method.

      (4) ASSOCIATES - companies in which the Company's (direct or indirect) rights entitle it to exercise significant influence on their financial and operational policies, which have been included on the basis of the equity method in accordance with the principles established by Opinion No. 68 of the Institute of Certified Public Accountants in Israel ("ICPAI") and those which are not fully or proportionately consolidated.

      (5) INVESTEE COMPANIES - consolidated subsidiaries, proportionately consolidated subsidiaries, and associates. For a list of principal investee companies, see Appendix to these financial statements.

      (6) PURCHASE AND/OR HOLDING AND/OR OWNERSHIP AND/OR CONTROL - whether directly or indirectly, through Israeli or foreign subsidiaries.

      (7) VENTURE CAPITAL INVESTMENTS - corporations, which at the time of the Company's investment therein, are mainly engaged in R&D of new knowledge-intensive products or products in progress. The investment in these companies involves above-average risk and at least 90% of their finance resources originates either by owners' capital (including owners' guarantees), in support of governmental institutions, or by research grants.

      (8) THE GROUP - the company and its investee companies.

      (9) PARENT COMPANY - Elbit Medical Imaging Ltd. ("EMI")

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - GENERAL (CONT'D)

 C.  DEFINITIONS (CONT'D)

     (10) EUROPE-ISRAEL (M.M.S.) LTD. - the controlling party in EMI.

     (11) EUROPE-ISRAEL GROUP - Europe Israel (M.M.S.) Ltd. and its investee companies ("EIL").

     (12) CONTROL CENTERS - Control Centers Ltd., the controlling shareholders of Europe-Israel (M.M.S.) Ltd.

     (13) CONTROL CENTERS GROUP - Control Centers and its investee companies.

     (14) RELATED PARTIES - as defined in terms of Opinion No. 29 of the ICPAI.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

 A.  FINANCIAL STATEMENTS IN REPORTED AMOUNTS

     (1)  GENERAL

          Through December 31, 2003, the Company's financial statements were prepared in adjusted values (in NIS of constant purchase power), on the basis of changes in the consumer price index ("Inflation" and "CPI"), in accordance with Opinions No. 36 and 50 of the ICPAI ("Opinion 36" and "Opinion 50"). On January 1, 2004, Accounting Standard No. 12 of the Israel Accounting Standards Board ("IASB") came into force and effect ("Standard 12"). In accordance with the provisions of Standard 12, adjustment of financial statements to the inflation shall cease commencing January 1, 2004, with adjusted amounts of non-monetary items which were included in the balance sheet as of December 31, 2003, are used as basis for the nominal financial reporting as and from January 1, 2004. Amounts presented in the financial statements for periods commencing January 1, 2004 were, therefore, included in values to be hereinafter referred to as - "Reported amounts"

          The Company maintains its accounting records on a current basis in nominal NIS. Nominal amounts were adjusted to their respective reported amounts herein, based on the principles detailed in section 2 below, in accordance with the provisions of Standard 12. Therefore, commencing January 1, 2004, the financial statements are presented on the basis of the historical values convention, in reported amounts.

          Comparative figures included herein were adjusted to the NIS of December 2003.

          The term "cost" in the financial statements indicates cost in reported amounts (or adjusted, as the case may be), unless otherwise stated.

          The financial statements as of December 31, 2004 and for the year then ended have been translated into U.S. dollar using the representative exchange rate as of that date (U.S.$ 1.0 = NIS 4.308). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars but rather translating of reported amounts into U.S. dollars, unless otherwise indicated.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

 A.  FINANCIAL STATEMENTS IN REPORTED AMOUNTS (CONT'D)

     (2)  PRINCIPLES OF ADJUSTMENTS OF NOMINAL VALUE AMOUNTS TO
          THEIR RESPECTIVE REPORTED AMOUNTS

          BALANCE SHEET

          The balance-sheet items have been included in the following manner:

          Non-monetary items (mainly fixed assets and other assets, depreciation thereof, and share capital) have been adjusted according to the changes in the CPI from their respective acquisition or formation date, as the case may be, through December 2003 and from such date (or the acquisition or formation date, whichever be the later) through the balance-sheet date - with no further adjustment (in nominal values).

          Monetary items (representing amounts receivable or payable at par value or which are presented in realizable values) are included in their nominal values.

          The value of investments in investee companies and minority interest in subsidiaries have been determined on the basis of the financial statements of those companies, in reported values (through 2003 - in adjusted values). As to foreign autonomous investee companies - see section (3) below.

          Reported values (or adjusted, as the case may be), of non-monetary assets do not necessarily represent realizable or actual economic value, but rather the original values calculated in accordance with the above stated principles.

          STATEMENT OF OPERATIONS

          Statement of operations' items have been included in the following manner:

          Revenues and expenses, including financial expenses and excluding those generated from non-monetary items, have been recorded in their nominal values (such revenues and expense with the exclusion of financial expenses were adjusted - during all periods through December 31, 2003 - to the changes in the CPI from the date of each transaction through the balance-sheet date; the financing item reflected financial expenses net of financial income in real terms (e.g. interest on deposits and credits), results of marketable securities, activities and inflationary erosion of monetary items deriving from transactions included in the statements of operations).

          Income and expenses stemming from non-monetary items (mainly depreciation, amortization and changes in inventories) have been recorded on the basis of principles used for the inclusion in the balance sheet, of the items to which they relate.

          The Company's share as well as minority interest in the results of investee companies were determined on the basis of the financial statements thereof in reported amounts (in adjusted values - though December 2003). As to foreign autonomous investee companies - see section (3), below.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

 A.  FINANCIAL STATEMENTS IN REPORTED AMOUNTS (CONT'D)

     (3)  FOREIGN INVESTEE COMPANIES

          (i) Investee companies that operate outside the borders of the state of residence of their holding entity, and which constitute autonomous entities, prepared their financial statements through December 31, 2003 in accordance with the principles established in Opinion 36 (including accompanying interpretations no. 8 and 9) in the currency of their country of residence adjusted to changes in the CPI of such country. Such financial statements were translated into the holdings entity's reporting currency using the exchange rate prevailing as at the balance sheet date ("translation" and "closing rate"). Differences between (i) adjusted amount of the holding entity's investment in the investee companies (including monetary balances of a capital-nature), based on changes in the CPI of the country of residence of such holding entity; and (ii) the holding entity's share in the adjusted shareholders' equity of these investee companies as aforestated, as translated into the reporting currency of the holding entity as per closing rates, are charged to the "Capital reserve from foreign currency translation adjustments of autonomous foreign entities' financial statements" within shareholders equity. Exchange differences relating to foreign currency loans used to finance investments in autonomous foreign entities in same currency, were also charged to said capital reserve. Income taxes relating to such differences have also been included in that item of shareholders' equity.

               Upon the realization of an autonomous foreign entity, in whole or in part (including realization as a result of a decline in holding percentage arising from the issuance of shares to a third party or through the repayment of monetary balances of a capital-nature), such foreign currency translation adjustments relating to the realized investment are charged to the statement of operations as other income (expense).

               As to the realization of capital reserves from foreign currency translation adjustments due to a decline in the fair value of investments through December 31, 2002 - see G below.

               As from January 1 2004, financial statements of autonomous foreign entities were prepared based on principles detailed in section (2) above. On January 1, 2004, accounting standard No. 13 of the IASB came into force and effect, regarding the effect of the changes in foreign currency exchange rates, which provides for translation of foreign currency transactions and foreign operations' financial statements for the inclusion thereof in the financial statements of the reporting entity ("Standard 13"). The principal provisions of Standard 13 that differ from accounting principles used through December 31, 2003 and are relevant to the group companies' autonomous foreign entities, are:

               - Translation of revenues and expenses as well as cash flows, of foreign operations constituting "autonomous foreign entities" based on exchange rate as at the date of transaction or cash flow, as the case may be, or for sake of practicality - using average exchange rate for the period, in contradiction to principles used prior to December 31, 2003 which provided for translation of all items of the "autonomous foreign entities" financial statements based on closing rates. Exchange rate differences that result from the difference between translation method of revenues and expenses (average) to that of the shareholders' equity (closing rate) are charged to the "Capital reserve from foreign currency translation adjustments of autonomous foreign entities' financial statements" within shareholders' equity.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

 A.  FINANCIAL STATEMENTS IN REPORTED AMOUNTS (CONT'D)


     (3)  FOREIGN INVESTEE COMPANIES  (CONT'D)

          (i)  (Cont'd)

               - Goodwill generated upon acquisition of an "autonomous foreign entity" shall be regarded as an asset of such autonomous foreign entity and be translated based on closing rates, in contradictions to principles used prior to December 31, 2003 whereby said goodwill was considered an independent non-monetary item, of the holding entity.

               - Classification of foreign operations as "autonomous foreign entity" or as an "integral foreign operation of the Company" based on indicators stipulated in the standard, while exercising management discretion, in contradiction to principles used prior to December 31, 2003 which provided for the fulfillment of certain cumulative tests in order to define foreign operations as "autonomous foreign entity" with no management discretion.

               - Adjustment of financial statements of "autonomous foreign entities" prior to translation thereof to the reporting currency of the reporting entity, which, as per the principles in effect prior to December 31, 2003 was possible in any case, shall only be carried out when the "autonomous foreign entity" operates in a hyper-inflationary environment. In such instances, translation of the entire financial statements shall be carried out based on closing rates.

          (ii) The entering into effect of Standards 12 and 13 have actually terminated henceforth, the provisions of Opinion 36 (which determined the CPI of the country of residence to be the measurement basis of the adjusted financial statements) and Interpretations 8 and 9 thereon (pertaining to the principles governing the determination of the measurement basis and translation rules of autonomous foreign entities).

               Upon the termination of Opinion 36 (including said Interpretations 8 and 9) on January 1, 2004, and with no specific standardization existing in Israel as to the "functional currency" of autonomous foreign entities, group companies constituting autonomous foreign entities, adopted the principles set forth by international standardization (International Accounting Standard No. 21 (as revised) (IAS- 21) and SIC19). Accordingly, the functional currency is that of the primary economic environment in which the investee company operates (normally being the currency in which it primarily generates and expends cash) and that, which as per management discretion, exercised based on qualitative criteria stipulated in the standard, reflects the economic substance of the underlying events and circumstances relevant to such investee company, a currency which has been used to a significant extent in its operations or alternatively which has a significant impact thereon (mainly the economic currency (regulation and competitive forces) which serve as basis for determination of: (i) selling and settlement prices with customers; (ii) transactions prices for land acquisition and construction services or settlement with suppliers and subcontractors; (iii) currency policy of the investee company (including currency in which receipts from operating activities is retained); (iv) its financing activities, etc.).

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

B.   CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements include the financial statements of the Company and its subsidiaries. The results of operations of subsidiaries are included from their date of incorporation or proximate to the date of acquisition by the Company, as applicable, until the balance-sheet date, or date of sale (or transfer to voluntary liquidation), whichever be the earlier.

     In accordance with the principles set forth in Opinion No. 57 of the ICPAI, the assets, liabilities and operations of jointly controlled companies and ventures have been included on the basis of the proportionate-consolidation method.

     Data extracted from amounts included in financial statements of subsidiaries, have been included within the consolidated financial statements following adjustments required for compliance with unified accounting principles used by the Group.

     Material inter-company balances and transactions among the group companies have been eliminated in the consolidated financial statements.

     Profits generated from inter-company transactions among Group companies, the results of which are attributable to assets, which at the respective balance-sheet date had not been realized to third-party, were eliminated in the consolidated financial statements.

C.   CASH AND CASH EQUIVALENTS

     Cash equivalents include unrestricted liquid deposits with an original maturity not exceeding three months.

D.   ALLOWANCE FOR DOUBTFUL DEBTS

     The allowance has been determined on specific balances, the collection of which, in the opinion of management, is doubtful.

E.   MARKETABLE SECURITIES

     Investments in marketable securities, designated by management for sale in the short term, are included in current assets at their market value at the balance-sheet date. Changes in the value of such securities are included in the statement of operations as incurred. Investments in securities not designated by management for sale in the short term, and which are not part of the Company's liquid resources are presented at cost excluding events when, in the opinion of management, there exists a decline in value of other than temporary nature.

F.   HOTEL INVENTORIES

     Hotel inventory is stated at the lower of cost or market value. Cost is determined by the first-in first-out ("FIFO") method.

G.   INVESTMENTS IN INVESTEE COMPANIES AND OTHER COMPANIES

     Investments in associated companies are presented by the equity method.

     In circumstances where the Company's ownership in an investee company (mainly, venture capital investments) is in the form of preferred securities or other senior securities, the Company records equity method losses based on the ownership level of the particular investee securities or loans extended by the Company to which the equity method losses are being applied.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

G.   INVESTMENTS IN INVESTEE COMPANIES AND OTHER COMPANIES (CONT'D)

     In calculating Company's share in equity of investee companies, losses (if any) deriving from expected realization of convertible securities or exercise of vested rights to shares issued by such associated companies, are taken into consideration, if such conversion or exercise is probable.

     The excess of the investment's cost over the Company's share in the fair value of the investees' net identified assets at acquisition or upon the change from the cost method to the equity method, as applicable, is recorded as goodwill and amortized over its estimated economic benefit period, (generally 10 years).

     In March 2004, the IASB published standard No. 20, pertaining to goodwill amortization period. According to same, goodwill shall be amortized over a period not exceeding 20 years from the initial recognition thereof, compared to up to 10-year period (except certain circumstances) - based on principles in effect prior to publication of such standard. This standard applies to financial statements for periods starting on or after January 1, 2004 and provides for prospective change in estimate (henceforth). Standard 20 has had no effect on the results of operations of the group companies, their financial condition and their cash flows, during the reported years.

     A gain from share issuance to a third party by a development stage investee company has been recorded as deferred income and charged to operations as other income, at the higher of: (i) straight-line amortization over three years; or (ii) the Company's share in loss of investee's on an aggregated basis.

     The decrease in the fair value of the investment in an autonomous investee is recorded, as from January 1, 2003 (effective date of Standard No. 15 - See item N. below), to the statement of operations, as incurred. Until December 31, 2002, a decline in value of an investment (other than temporary decline) was charged directly against any credit balance of foreign currency translation adjustments previously recorded in respect of that investment. The amount of the required provision in excess of the foreign currency translation adjustment was charged to operations.

H.   FIXED ASSETS

     (1)  The assets are stated at cost, net of related investment grants.

          Improvements and renovations are capitalized. Maintenance and repair expenses are charged to operations as incurred.

          Financial expenses in real (non-inflationary) terms, in respect of borrowings used for acquisition or construction (including the acquisition of the related land) as well as direct supervision and construction costs incurred in the pre-operating period, have been capitalized to the cost of the buildings. As for the capitalization of borrowing costs - See item R below.

          Fixed assets, acquired from controlling shareholders of the Company, are included according to their reported value (through December 31, 2003 - adjusted value) in the books of the former, immediately prior to acquisition thereof.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

H.   FIXED ASSETS (CONT'D)

     (2) Depreciation is calculated by the straight-line method at annual rates considered sufficient to depreciate the assets over their estimated useful lives. Leasehold improvements are amortized over the estimated useful period, which does not exceed the leasing period. Annual depreciation rates are as follows:

                                                                  %
                                                              --------
         Freehold Land                                           0.0
         Leasehold land                                  Over leasing period
         Hotels                                                1.1-1.5
         Commercial center                                       2.0
         Buildings                                            2.0 - 2.5
         Hotels and commercial center operating systems     7.0 (average)
         Other fixed assets (*)                               6.0-33.0

          (*) Furniture, equipment, leasehold improvements, vehicles, computers and peripheral equipment, electronic equipment, software, etc.

I.   OTHER ASSETS AND DEFERRED EXPENSES

     (1) PRE-OPENING EXPENSES - mainly - employee training, testing of hotel systems and preparation of the hotel for opening, are stated at cost and are amortized over a three-year period from commencement of full scale operations.

     (2) OPERATING COSTS RELATING TO INITIATION ACTIVITIES - prior to the finalization of the investment or land acquisition, etc. are capitalized as incurred, when an investment or a property acquisition transaction is reasonably foreseen, and are charged to the cost of the investment or the real estate project upon the investment or acquisition. In circumstances where execution of investment or transaction is not probable or when the expected economic benefit is doubtful, these costs are charged to operations.

     (3) COSTS OF OBTAINING LOANS - includes costs related to refinancing loans, which in effect constitutes an extension of the previous loans (including costs deriving from early repayment of loans), are capitalized as incurred and are included in the statement of operations over the loans' period of benefit and in relation to their balance.

      (4) COST OF OBTAINING LONG-TERM LEASES - are capitalized as incurred and are charged to operations over the respective leases periods or on an average basis, as applicable. If a lease contract or a group of lease contracts are expected to be terminated or if their expected economic benefit is doubtful, these costs are charged directly to the statements of operations.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

J.   LONG-TERM RECEIVABLES AND LIABILITIES

     (1) Long-term loans for a fixed period, which do not bear stated interest or bear interest at a rate lower than the market interest, when the difference between the nominal book value of the balances and their present value is material, are stated at present value (discounted at market interest rates in effect for similar loans). The effective interest is charged to operations over the term of the loan.

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

K.   INCOME TAXES

     Deferred taxes are calculated in respect of all temporary differences, including (i) differences between the timing of record of income and expenses in the financial statements and the recognition thereof for income tax purposes; (ii) differences between the reported value of non-monetary depreciable assets (through December 31, 2004 - excluding the adjustment component for buildings) and the amount deductible for income tax purposes (except for temporary differences generated upon initial recognition of goodwill and/or asset or liability, not in connection with a business combination and that which at the initial recognition thereof had no effect on the accounting or tax net income); (iii) tax losses and deductions that may be carried forward for future years or used against previous; and (iv) differences between fair value of identified assets and liabilities of subsidiaries upon acquisition of the investment therein (excluding assets, depreciation of which is not tax deductible), and tax base of same (value for tax purposes) at that date. Deferred Taxes have also been calculated in respect of temporary differences generated from the measurement currency in the financial statements being other than that according to which profit
     (loss) is determined for tax purposes (and accordingly, tax base of assets and liabilities).

     The calculation of tax liabilities (current and deferred) does not include taxes that would have arisen in the event of a realization of investments in investee companies (except those that are to be liquidated), or upon receiving their retained earnings as dividends, since, in respect of some, dividends from profits thereof and/or gains to be generated from their realization, are tax exempt, and in respect of others, it is management's policy not to realize and/or to declare dividend out of their retained earnings, or other form of profit distributions, in the foreseeable future, in a manner which entails additional substantial tax burden on the group, except for the effect of the Israeli tax laws that would apply to undistributed profits of foreign investee companies as from January 1, 2003
     - See Note 15B.(1)(b).

     A tax benefit is recorded as an asset, only when there is reasonable likelihood for its realization against future taxable income, or when sufficient taxable temporary differences, the timing of reverse of which does not precede the realization timing of the tax benefit, as aforestated, exist. Tax assets and liabilities (current and deferred), are calculated according to the tax rates and relevant laws expected to apply upon utilization thereof, as are in effect (or enactment thereof is practically completed) as at the balance sheet date. Current and deferred taxes relating to capital reserve from foreign currency translation adjustments or to other capital items are charged directly to the shareholders' equity. Deferred taxes deriving from changes in the tax rate (including those in respect of balances previously created on temporary differences within a business combination) are charged to the income tax item in the statement of operations, or in the capital reserve from foreign currency translation adjustments, as applicable.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

L.   EXCHANGE RATES AND LINKAGE BASES

     (1) Assets and liabilities in foreign currency or linked thereto are stated on the basis of the exchange rate prevailing as at the balance-sheet date.

          Balances linked to various indices or security rates are stated on the basis of the relevant linkage terms of each linked asset or liability.

     (2) Exchange rates of the NIS in relation to foreign currencies (NIS) are as follows:

                                                     DECEMBER 31,
                                                     ------------
                                                   2004       2003
                                                   ----       ----
         U.S. Dollar                               4.308     4.379
         Pound Sterling                            8.308     7.849
         Euro                                      5.877     5.533
         1000 Hungarian forint                    23.900    21.100
         1000 Romanian Lei                         0.148     0.135


     (3) Changes in the exchange rates of the NIS in relation to foreign currencies (%) are as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                   2004       2003      2002

         U.S. Dollar                              (1.62)    (7.56)      7.27
         Pound sterling                            5.85      2.83      19.27
         Euro                                      6.21     11.33      27.18
         Hungarian forint                         13.25      0.16      32.82
         Romanian Lei                              9.63     (4.93)      1.43

M.   FINANCIAL INSTRUMENTS

     (1)  Financial instruments - See Note 22 below.

     (2) Results of derivatives and financial instruments designated for hedging purposes of existing assets and liabilities, or against fluctuations in the exchange rates in which firm commitments are denominated, as well as those designated as a hedge against fluctuations of interest rates of variable-interest bearing loans, are charged to the statement of operations concurrently with the charging of the results from the hedged assets and liabilities and/or the realization of the relevant transaction and/or the charging of the interest according to the interest rate specified in the loan agreement, as applicable. Derivative financial instruments not designated for hedge purposes are presented at their estimated fair value. Changes in their fair value during the reported period are charged to the statement of operations.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

N.   IMPAIRMENT OF LONG-LIVED ASSETS AND INVESTMENTS

     Effective January 1, 2003, the Company applies henceforth Standard No.15 ("Impairment of Assets") of the IASB. The standard sets forth the accounting treatment and method of presentation required in the event of asset impairment (including investments in associated companies), and also establishes that assets should not be presented in amounts exceeding the higher of their net selling price or their value in use based on discounted cash flows expected to be derived from the respective asset ("recoverable amount"). Standard No. 15 establishes that the recoverable amount must be assessed whenever indicators point to a possible impairment of an asset. An impairment of assets is recorded as a loss in the statement of operations.

     Until December 31, 2002, the Group companies had assessed the need for a computation of asset impairment based on the future cash flows expected from the holding and use of these assets in undiscounted values in accordance with accepted practice in Israel and based on US SFAS 121 ("Accounting for the Impairment or Disposal of Long-Lived Assets"). Impairment provision in respect of investments in investee companies, impairment was examined in accordance with Opinion No. 68 of the ICPAI. (See item G above).

O.   SHARE CAPITAL

     Company shares held by the Company, are presented at cost and deducted from share capital of the Company according to the "treasury stock" method.

     Loans granted to employees for purchasing Company shares which constitute the sole security for the loans' repayment, which shall be repaid out of proceeds of the sale thereof, are included in the balance sheet as a deduction from shareholders' equity.

P.   REVENUE RECOGNITION

     - Revenue from hotel operations is recognized upon performance of the service.

     - Revenue from rent, management fee and other income related to the operation of the commercial center are recognized over the rent period and/or the performance of the service.

     - Revenues from operating lease (based on long term firm commitment for a fixed period), which are increased gradually over the lease term, are charged to operations by the straight line method over the period of the lease.

     - Revenue from the sale of assemblies and sub-assemblies (included in discontinuing operation) was recognized upon shipment. Provisions for related product and systems warranties were calculateed on the basis of past experience.

Q.   CONTRACTUAL WORKS

     Revenues from contractual work - are reported by the "percentage of completion" method, in accordance with Standard No. 4 of the IASB. The completion rate determined by the proportion of the costs incurred to the total estimated cost, based on an evaluation made by the Company's engineers. The cost of long-term projects in progress includes direct costs and allocated indirect expenses.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

R.   CAPITALIZATION OF BORROWING COSTS

     Borrowing costs are capitalized in accordance with Standard No. 3 of the IASB. Accordingly, both specific and non-specific borrowing costs are capitalized to qualified assets (assets in preparation or under construction not yet in their designated use and whose preparation for this purpose requires a prolonged period of time). Non-specific borrowing costs are capitalized to these qualified assets or to that portion not financed by that specific borrowing, by using a rate constituting a weighted average of the costs in respect of the Company borrowings sources not specifically capitalized. Capitalization of borrowing costs on assets generally continues until the completion of all the activities necessary to prepare the asset for its designated use, except cases in which capitalization is suspended as a result of a prolonged interruption of the asset construction.

S.   EARNINGS (LOSS) PER SHARE

     Earnings (loss) per share is calculated in accordance with Opinion No. 55 of the ICPAI based on the weighted - average number of paid-up shares outstanding during the year (net of treasury stock). The number of shares used for the computation of basic earnings (loss) per share take into account vested options or other rights to vested shares (including shares issued against loans,which the sole security for their repayment is the shares granted), in respect of which realization may reasonably be assumed. Fully diluted earnings (loss) per share take into account securities excluded from the basic earnings (loss) per share computation if their effect is dilutive. Net profit (loss) which has been taken into account in calculating diluted earnings per share has been deducted by the periodic change in the necessary provision, if any, assuming the full exercise of the Company's and/or investee company's securities not taken into account in the computation of basic earnings (loss) per share.

T.   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires of Group companies' managements to make estimates and rely upon assumptions are assesments affecting the reported balance-sheet amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting periods. Actual data and operating results may differ from these estimates.

U.   NEW ACCOUNTING STANDARDS

     In July 2004, Accounting Standard No. 19 - income taxes (Standard 19), published by the IASB, became final and valid. Standard 19 sets forth principles for recognition, measurement, presentation and disclosure of income taxes in financial statements. Standard 19 applies to financial statements for periods commencing on or after January 1, 2005. Initial implementation of Standard 19, mainly for the initial inclusion of deferred taxes in respect of adjustment component for land and buildings, will be included in the financial statements for the first quarter of 2005.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - CASH AND CASH EQUIVALENTS

                                              DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                      2004            2004            2003
                                              ------------    ------------    ------------
                                                                  REPORTED        ADJUSTED
                                                              ------------    ------------
                                          INTEREST RATE (%)          NIS (THOUSANDS)
                                          -----------------   ----------------------------
In foreign currency:
 U.S. Dollar                                    0.8-1.8            19,123          55,762
 British Pound                                    4.0               3,997          30,017
 Euro                                           1.2-1.5            17,356           8,970
 Other                                          1.4-2.0             1,194           1,142
In NIS                                            1.8                 107           2,569
                                                                   ------          ------
                                                                   41,777          98,460
                                                                   ======          ======

NOTE 4 - SHORT-TERM INVESTMENTS AND DEPOSITS

A.   CONSIST OF THE FOLLOWING:

                                              DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                      2004            2004            2003
                                              ------------    ------------    ------------
                                                                  REPORTED        ADJUSTED
                                                                  --------        --------
                                          INTEREST RATE (%)          NIS (THOUSANDS)
                                          -----------------          ---------------
     DEPOSITS WITH BANKS AND FINANCIAL
      INSTITUTIONS:

      In foreign currency:
       U.S. Dollar (i)                           1.2-1.9           133,301         139,209
       Euro                                        2.2              14,472           3,544
       British Pound                               3.0              17,895           8,971
       Romanian Lei                               13.0               2,445           2,221
      In NIS                                       2.1               5,576           5,872
                                                                  --------        ---------
                                                                   173,689         159,817
     MARKETABLE SECURITIES  (MAINLY DEBENTURES)                      1,335           2,561
                                                                  --------        ---------

                                                                   175,024         162,378
     CURRENT MATURITIES OF LONG TERM LOANS
      AND RECEIVABLES                                                4,155           2,193
                                                                  --------        ---------

                                                                   179,179         164,571
                                                                  =========       =========

     (i)  NIS 112 million serves as security for a short-term loan.


B.   LIENS - See Note 16 D., below.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - ACCOUNTS RECEIVABLE - TRADE

                                                 DECEMBER 31,   DECEMBER 31,
                                                         2004           2003
                                                         ----           ----
                                                     REPORTED       ADJUSTED
                                                     --------       --------
                                                       NIS (THOUSANDS)
                                                 ---------------------------
 Outstanding accounts                               26,177         23,708
 Less - allowance for doubtful debts                (8,968)        (6,289)
                                                 ---------      ---------
                                                    17,209         17,419
                                                 =========      =========


NOTE 6 - RECEIVABLES AND OTHER DEBIT BALANCES

                                                 DECEMBER 31,   DECEMBER 31,
                                                         2004           2003
                                                         ----           ----
                                                     REPORTED       ADJUSTED
                                                     --------       --------
                                                       NIS (THOUSANDS)
                                                 ---------------------------

 Israeli and foreign governmental institutions         4,069         14,912
 Prepaid expenses                                      3,439          5,868
 Employees                                               597            444
 Control centers group companies                       2,449          3,945
 Others                                                5,702          5,263
                                                       -----          -----
                                                      16,256         30,432
                                                      ======         ======


NOTE 7 - DEPOSITS, LOANS AND LONG-TERM RECEIVABLES

A.   CONSIST OF THE FOLLOWING:

                                                             DECEMBER 31,   DECEMBER 31,
                                                                     2004           2003
                                                                     ----           ----
                                                                 REPORTED       ADJUSTED
                                                                 --------       --------
                                                                   NIS (THOUSANDS)
                                                             ---------------------------
     Deposits with banks (1)                                     5,859             6,711
     Loans to interest holders in investee companies (2)        24,655            24,723
     Loan to a former associated company (3)                    17,806            15,340
     Loans to anchor tenants (4)                                 4,383             5,042
     Loans to venture capital companies (5)                      1,232             1,191
     Receivables in respect of long-term lease agreement (6)    11,107             5,184
     Others                                                        654             1,086
                                                                ------           -------
                                                                65,696            59,277
     Less - allowance for doubtful debts                       (21,549)          (17,583)
                                                               -------           -------
                                                                44,147            41,694
     Less - current maturities                                  (4,155)           (2,193)
                                                                ------            ------
                                                                39,992            39,501
                                                                ======            ======

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - DEPOSITS, LOANS AND LONG-TERM RECEIVABLES (CONT'D)

A.   CONSIST OF THE FOLLOWING (CONT'D):

     (1) Including a deposit of E0.9 million (NIS 5.3 million) bearing annual interest at a rate of 1.95% is pledged as security for a guarantee provided by a foreign bank in favour of a supplier.

     (2)  Loans to the Management Company or to its controlled companies (see
          Note 8B.(b) below). A loan of NIS 7.2 million is linked to the US dollar, bears annual interest at a rate of Libor+1%, due and payable on December 31, 2006. A loan of NIS 14.3 million may be converted into shares - see Note 16A.(2) below. Should BEA Hotels N.V. (B.H.) decide not to exercise its option to convert the loan into shares, the loan would then be subject to the linkage and interest terms outlined above. The amounts to be received by the Management Company from the Group companies in respect of the former's interest in hotels owned by the latter (other than hotel management fees - see Note 16A.(1)(a) and (b) below) will be used as security for the repayment of the loans. A loan of NIS 0.9 million linked to the US Dollar and bears annual interest at a rate of 9% as well as a loan of NIS 2.2 million linked to the EURO and bears annual interest at a rate of 4.9%. B.H. received no security for these loans.

     (3)  Linked to the Israeli CPI, unsecured and bears no interest.

     (4) Linked, mainly, to the US Dollar, bears annual interest of Libor + 1.5% to 2.5%.

     (5) Loans to companies engaged in the biotechnology field, linked to the US Dollar, bears annual interest at customary commercial rates and are convertible into shares of the lender, under certain condition as stipulated in the agreements.

     (6)  See Notes 2P. above and 16A.(5) below.

B.   REPAYMENT DATES:

                                           DECEMBER 31,
                                               2004
                                               ----
                                           REPORTED NIS
                                           (THOUSANDS)
                                           -----------
      2005-current maturities                  4,155
      2006                                     4,617
      2007                                     1,276
      2008                                       375
      2009 and thereafter                     11,182
      Undetermined                            22,542
                                              ------
                                              44,147
                                              ======

C.   LIENS  - see Note 16 D., below.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - INVESTMENTS IN INVESTEE COMPANIES AND OTHERS

A.   CONSIST OF THE FOLLOWING:

                                                 DECEMBER 31,   DECEMBER 31,
                                                         2004           2003
                                                         ----           ----
                                                     REPORTED       ADJUSTED
                                                     --------       --------
                                                       NIS (THOUSANDS)
                                                 ---------------------------
    ASSOCIATED COMPANY (1):
     Cost of shares (*)                                35,065        35,065
     Accumulated losses, net                          (16,477)       (9,866)
     Foreign currency translations adjustments         (1,009)         (859)
                                                      -------       -------
                                                       17,579        24,340
    INVESTMENT IN EMI STOCKS (2)                       23,857        40,290
                                                      -------       -------
                                                       41,436        64,630
                                                      =======       =======

     (*)  Including - goodwill:

                                    COST          NET BOOK VALUE
                                    ----          --------------
                     AMORTIZATION             DECEMBER 31,
                       RATE (I)       2004         2004       2003
                       --------       ----         ----       ----
                          %                 NIS (THOUSANDS)
                          -                 ---------------
                                         REPORTED          ADJUSTED
                                         --------          --------
                          10         14,345       11,304      12,957
                                     =======      =======     =======

          (i)  See also Note 2 G, above.

(1)  VENTURE CAPITAL INVESTMENTS

          A.   GENERAL

               The Company invests in hi-tech associated company (initially through owned venture capital fund - "Invested Company"). The Invested Company engages in research and development operations and have not yet attained financial stability. The value of the investment is thus contingent upon the continued operation of the Invested Company, which entails certain risks stemming from the nature of their operations including the uncertainty as to the success of development and marketing potential of the product. It is therefore, difficult to objectively assess the fair value of the investment due to the lack of a verifiable market-value. Nevertheless, the Company's management is of the opinion that the fair value of the investment is not lower than its cost.

               As to a law-suit filed by an employee of EIL - see Note 16B.(7) below.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 8 - INVESTMENTS IN INVESTEE COMPANIES AND OTHERS (CONT'D)

A.   CONSIST OF THE FOLLOWING (CONT'D):

     (1)  VENTURE CAPITAL INVESTMENTS (CONT'D)

          B.   GAMIDA CELL LTD. ("GAMIDA") (THROUGH ELSCINT BIOMEDICAL LTD.)

               Gamida is engaged in the expansion of hematopoietic (blood) stem cells therapeutics in clinical development for cancer and autoimmune diseases, as well as future regenerative cell-based medicines including cardiac and pancreatic repair.

               The Company held, as of December 31, 2004, 33.3% of the equity and voting rights in Gamida and the right to appoint 25% of its directors. The shares held by the Company are in part ordinary shares and in part preferred shares having anti-dilution and liquidation preference rights (US dollar linked return of its investment in Gamida bearing 8% annual interest, prior to any distribution to ordinary shareholders or holders of preferred shares with subordinated rights). The Company holds an option, exercisable up to April 2005, to receive additional 0.7% in consideration of $0.2 million. Should all of convertible securities of Gamida be so converted (or exercised), then and in such event, the Company shall be diluted to holdings of 29.2%.

               In May 2003 Gamida signed an agreement with Teva Pharmaceutical Industries Ltd. ("Teva"), in the framework of which Teva invested $3.0 million in Gamida for an allotment of shares representing 9% of Gamida's fully diluted share capital.

               Gamida also signed a memorandum of understanding with Teva, granting Teva an option for future cooperation with Gamida in respect of certain products being the subject matter of Gamida's developing technology ("the products"), and subject to agreed upon conditions. On February 16, 2005, Teva informed Gamida as to its decision to exercise the aforementioned option through establishment of a joint venture (JV) through which Teva shall invest, subject to completion of the transaction and the execution of a detailed agreement between the parties, up to $25.0 million (in installments subject to achieving various agreed upon milestones), in order to achieve completion of product development, manufacturing and commercialization. Gamida has granted to the JV, within the framework of the memorandum of understanding, a sole and an exclusive worldwide license to develop, manufacture and use the technology and other intellectual properties related to the products. Gamida has also granted Teva the right of First Look with respect to any and all Gamida's development and/or invention not in the framework of the JV. Other amounts, to the extent required, in order to finance the completion of JV's objectives, shall be provided in equal parts, by Teva and Gamida. Closing of the transaction and the execution of a definitive agreement are expected to be carried out by mid 2005.

               Elscint Bio Medical Ltd. ("Bio") was bound by agreements with a company controlled by its former CEO (the "CEO"), entitling the CEO to shares representing 2% of Bio's issued and paid-up capital, in consideration for their nominal value. It was also provided that venture capital investments of Bio would be carried out such that Bio would invest 92% and the CEO - 8%, and that for the purpose of financing the CEO's investment, Bio would grant him a dollar-linked non-recourse loan bearing LIBOR+1% interest. It was further provided that should this agreement (or another agreement between them for the provision of consulting services) be canceled, Bio would be entitled, according to the conditions specified in the agreement, to acquire all or any of the CEO's holdings in the venture capital investments and in Bio at cost and/or at market value, as relevant (depending on the purchase date).

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 8 - INVESTMENTS IN INVESTEE COMPANIES AND OTHERS (CONT'D)

A.   CONSIST OF THE FOLLOWING (CONT'D):

     (1)  VENTURE CAPITAL INVESTMENTS (CONT'D)

          B.   GAMIDA CELL LTD. (GAMIDA) (THROUGH ELSCINT BIOMEDICAL LTD.)
               (CONT'D):

               In the fourth quarter of 2002, Bio and the CEO terminated the employment agreement then existed between them. Further to the termination of the agreement, Bio transferred to itself the CEO's rights in Bio and in the venture capital investments, as payment for the loans, which it had provided to the CEO for acquisition thereof. A dispute arose between the parties, with the CEO contending that Bio had lost its right to acquire his holdings, as aforesaid, since the deadline according to the agreement for giving notice of its intention in this regard had expired. Bio's management disputes this contention and is acting to realize its rights under the agreement. The parties have not yet signed a full and final agreement for the waiver and/or settlement of their mutual claims. The Company's management estimates that it will not incur significant costs from the termination of the agreements, beyond those reflected in the financial statements.

               Concurrently with the termination of the employment agreement, the Company's management has suspended execution of additional investments in the biotechnology field through Bio. As a result, the Company's management estimates based on the present scope and nature of its activity, that Bio at this stage has lost its status as a venture capital fund. Accordingly, Bio's investment in Gamida is classified as and from that date as an investment in an associated company.

     (2) 524,187 ordinary shares (approximately 2.4% of EMI's fully diluted share capital) which are presented at cost. The fair value of EMI stocks held by the Company, based on their market value as of December 31, 2004, totaled to NIS 20.8 million. As for partial realization of EMI stocks during 2004, see Note 18 I. (1) (ii), below.

B.   SUPPLEMENTAL INFORMATION AS TO COMPAMIES IN BEA HOTELS N.V. ("B.H.") GROUP

     (A) Thirty-five percent (35%) of the share capital of SHH (the company holding the ownership interest in the Shaw Hotel in London) is held by B.H., with another 35% being held by the Red Sea Hotels Group ("RSG"), and the balance (30%) - by another corporation (the "Shareholders"). The Shareholders and the companies controlled thereby are bound by an agreement in terms of which, inter alia, terms and conditions of holding in and to the SHH shares, are regularized (including voting rights and rights to appoint directors).

          Park Plaza Hotels Europe BV ("the Management Company"), B.H. and RSG, are bound by a methodology in terms of which the Management Company is entitled to receive 10% of "free funds for distribution" in excess of 10% of all shareholders' investments (10% of shareholders loans (principal) with the addition of 8% annual interest accrued thereon). The Management Company will also be entitled to all economic and other rights and benefits ("beneficial rights") pertaining to 10% of the rights deriving from all issued and outstanding shares of SHH, which are to be jointly held on its behalf, by B.H. and RSG. The legal rights attached to the shares as well as voting rights therein will be retained by the registered shareholders. The effective shareholding of B.H in SHH amounts therefore to 30%. The Management Company is entitled at any time to request the conversion of its beneficial rights into shares with identical rights to those held by the registered shareholders, subject to the investment of its proportionate share in SHH, the consent of all shareholders of SHH and that of the Hotel's financing banks.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 8 - INVESTMENTS IN INVESTEE COMPANIES AND OTHERS (CONT'D)

B. SUPPLEMENTAL INFORMATION AS TO COMPAMIES IN BEA HOTELS N.V. ("B.H.") GROUP (CONT'D)

     (B) The Management Company is vested, in addition, with ownership rights at a respective rate of 5%-10% (excluding voting rights) in several corporations, which are held by B.H. jointly with RSG.

     (C) B.H. holds, through a wholly owned and controlled subsidiary, incorporated in Romania ("Domino") - approximately 70% of SC Bucuresti Turism S.A. ("Bucuresti") which in turn owns a complex consisting of a hotel, an apartment hotel, commercial areas and a restaurant, situated in the heart of Bucharest, Romania ("the Bucuresti Complex"). Bucuresti was purchased through a privatization tender published by the State Ownership Fund of the Romanian government ("SOF"). The tender procedure was approved by a decision of the Supreme Court of Romania.

          The acquisition of most of the rights in Bucuresti was carried out within the framework of a memorandum of understanding ("MOU") for the establishment of a joint venture, 80% of the rights of which were to be held by B.H. and 20% of the rights by an unrelated third party ("Third Party Shareholder"). Based on the terms of the MOU, B.H. is entitled to receive 100% of Domino's profits to be distributed as dividends up to an aggregate amount of $2.0 million. Income in excess of such amount is to be distributed according to holdings ratio (80%:
          20%). In addition, B.H. has a Put Option to oblige the Third Party Shareholder to increase its interest from 20% up to 50% (based in full investment cost) for period and in terms to be agreed upon by the parties. The parties undertook to finance the renovation of the hotel, should same be required. Should one of the parties fail to provide the financing pro rate to its share, holdings thereof will be diluted based on a methodology to be agreed upon.

          As a result of a breach of agreements and undertakings by the Third Party Shareholder, B.H. announced the termination of all agreements and simultaneously filed, together with its subsidiary a law-suit against the Third Party shareholder for all damages incurred thereby due to the latter's breach of contracts and undertakings. B.H. withheld, prior to filing the claim, the Third Party Shareholder's shares as security for fulfillment of its undertakings. As a result of the agreements' termination and the filing of the lawsuit, the Company believes, based on legal advice, that it is no longer required to transfer said shares, which follows that B.H., is in effect the holder of the entire share capital and voting rights (indirectly) in Domino.

          B.H. filed a monetary claim against the Third Party Shareholder for noncompliance with the indemnity conditions, in the framework of which attachments were imposed on the Third Party assets. In February 2003, the Third Party Shareholder filed a statement of defense against the suit. Mediation proceeding between the parties failed, and a notice to that effect was filed by B.H. in January 2005 to the competent court, accompanied by a request to schedule a preliminary hearing. Such hearing is yet to be scheduled.

          For information concerning legal actions filed in connection with the purchase and ownership of Bucuresti shares, and the real estate owned thereby- See Note 16B.(4), below.

          Bucuresti shares are traded on the Romanian stock exchange. The value of B.H.'s holdings in Bucuresti shares, based on the price of a Bucuresti share as of December 31, 2004, amounts to NIS 23.4 million, and their book value as of that date amount to NIS 234.0 million.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 8 - INVESTMENTS IN INVESTEE COMPANIES AND OTHERS (CONT'D)

C. THE FOLLOWING IS SUMMARIZED DATA OUTLINING THE GROUP'S SHARE IN ITEMS OF THE PROPORTIONATELY CONSOLIDATED SUBSIDIARIES' FINANCIAL STATEMENTS.

     AT DECEMBER 31, 2004 AND FOR THE YEAR THEN ENDED:

                                                       PROPORTIONATELY CONSOLIDATED SUBSIDIARIES
                                                 ----------------------------------------------------
                                                     50%          33.3%          30%          TOTAL
                                                 ----------    ----------    ----------    ----------
                                                               REPORTED NIS (THOUSANDS)
                                                 ----------------------------------------------------
     Current assets                                  46,041           782         4,479        51,302
     Fixed assets and other assets                  883,280         4,520       117,828     1,005,628
     Deposits, loans and long-term receivables        2,207           735        11,104        14,046
     Current liabilities                           (244,347)         (776)       (4,102)     (249,225)
     Long-term liabilities                         (469,106)       (4,781)     (151,164)     (625,051)
                                                 ----------    ----------    ----------    ----------
                                                    218,075           480       (21,855)      196,700
                                                 ==========    ==========    ==========    ==========
     Liabilities to (of) Group companies            208,656        11,413       (14,674)      205,395
     Shareholders' equity (deficiency)                9,419       (10,933)       (7,181)       (8,695)
                                                 ----------    ----------    ----------    ----------
                                                    218,075           480       (21,855)      196,700
                                                 ==========    ==========    ==========    ==========
     Revenues                                       134,560         2,080        13,241       149,881
                                                 ==========    ==========    ==========    ==========
     Gross profit                                    59,946           632        10,109        70,687
                                                 ==========    ==========    ==========    ==========
     Operating income                                26,147           337        10,104        36,588
                                                 ==========    ==========    ==========    ==========
     Net profit (loss)                               (2,451)          496         1,505          (450)
                                                 ==========    ==========    ==========    ==========

     AT DECEMBER 31, 2003 AND FOR THE YEAR THEN ENDED:

                                                   PROPORTIONATELY CONSOLIDATED SUBSIDIARIES
                                                 --------------------------------------------
                                                    50%        33.3%        35%        TOTAL
                                                 --------    --------    --------    --------
                                                           ADJUSTED NIS (THOUSANDS)
                                                 --------------------------------------------
     Current assets                                33,618         466       4,349      38,433
     Fixed assets and other assets                704,948       3,851     113,736     822,535
     Deposits, loans and long-term receivables      1,978         747       5,388       8,113
     Current liabilities                         (261,392)       (311)     (2,892)   (264,595)
     Long-term liabilities                       (255,511)     (4,275)   (142,824)   (402,610)
                                                 --------    --------    --------    --------
                                                  223,641         478     (22,243)    201,876
                                                 ========    ========    ========    ========
     Liabilities to (of) Group companies          215,376      10,579     (14,049)    211,906
     Shareholders' equity (deficiency)              8,265     (10,101)     (8,194)    (10,030)
                                                 --------    --------    --------    --------
                                                  223,641         478     (22,243)    201,876
                                                 ========    ========    ========    ========
     Revenues                                     121,985       1,783      13,578     137,346
                                                 ========    ========    ========    ========
     Gross profit                                  48,435         538       9,246      58,219
                                                 ========    ========    ========    ========
     Operating income                              16,391         228       8,980      25,599
                                                 ========    ========    ========    ========
     Net profit (loss)                               (381)         64       4,330       4,013
                                                 ========    ========    ========    ========

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 9 - FIXED ASSETS

A. CONSIST OF THE FOLLOWING:

                                                                                 DECEMBER 31,
                                         -------------------------------------------------------------------------------------------
                                                                              2004                                           2003
                                         -------------------------------------------------------------------------------  ----------
                                                             REAL ESTATE
                                         ----------------------------------------------------
                                                                    COMMERCIAL
                                                   HOTELS             CENTER
                                         -------------------------  -----------
                                                         UNDER                                  OTHER FIXED
                                         ACTIVE (I)   CONSTRUCTION    ACTIVE        OTHERS        ASSETS        TOTAL        TOTAL
                                         -----------  ------------  -----------   -----------   -----------   ----------  ----------
                                                                               NIS (THOUSANDS)
                                         -------------------------------------------------------------------------------------------
                                                                             REPORTED                                      ADJUSTED
                                         -------------------------------------------------------------------------------  ----------
COST
Balance as at January 1 (adjusted)        1,143,604       453,345      655,045        32,478         7,075    2,291,547   1,793,157
Adjustments from translation of foreign
 subsidiaries' financial statements          80,813        44,384           --            --            --      125,197     142,375
Additions during the year                     9,512       151,534       24,713            --           257      186,016     384,272
Decrease in holding of a proportional
 consolidated subsidiary                         --            --           --            --            --           --     (20,451)
Disposals during the year                    (2,703)           --      (11,505)      (23,828)         (356)     (38,392)     (7,806)
                                         ----------    ----------   ----------    ----------    ----------    ---------   ---------
BALANCE AS AT DECEMBER 31 (REPORTED)      1,231,226       649,263      668,253         8,650         6,976    2,564,368   2,291,547
                                         ----------    ----------   ----------    ----------    ----------    ---------   ---------

ACCUMULATED DEPRECIATION
Balance as at January 1  (adjusted)         160,015        38,433       11,670         2,590         2,311      215,019     159,337
Adjustments from translation of foreign
 subsidiaries' financial statements          13,654         5,474           --            --            --       19,128      19,152
Additions during the year                    36,986            --       31,078           228           786       69,078      43,624
Decrease in holding of a proportional
 consolidated subsidiary                         --            --           --            --            --           --      (1,946)
Disposals during the year                    (2,312)           --       (2,205)       (2,818)         (216)      (7,551)     (5,148)
                                         ----------    ----------   ----------    ----------    ----------    ---------   ---------
BALANCE AS AT DECEMBER 31 (REPORTED)        208,343        43,907       40,543            --         2,881      295,674     215,019
                                         ----------    ----------   ----------    ----------    ----------    ---------   ---------

IMPAIRMENT (SEE C. BELOW)                    62,252            --       14,600         6,517            --       83,369      73,101
                                         ----------    ----------   ----------    ----------    ----------    ---------   ---------

NET BOOK VALUE:
DECEMBER 31, 2004                           960,631       605,356      613,110         2,133         4,095    2,185,325
                                         ==========    ==========   ==========    ==========    ==========    =========
December 31, 2003                           931,605       414,912      628,765        23,381         4,764    2,003,427   2,003,427
                                         ==========    ==========   ==========    ==========    ==========    =========   =========

(i) Includes a hotel in London leased for 25 years.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 9 - FIXED ASSETS (CONT'D)

A.   CONSIST OF THE FOLLOWING (CONT'D):

                                                                       NET BOOK VALUE AS OF
                                                                  ------------------------------
                                                                  DECEMBER 31,      DECEMBER 31,
                                                                      2004              2003
                                                                  ------------      ------------
                                                                     REPORTED         ADJUSTED
                                                                  ------------      ------------
                                                                         NIS (THOUSANDS)
                                                                  ------------------------------
       Finance expenses capitalized to cost of land and building     119,207           95,482
                                                                     =======           ======

B. COMPOSITION OF LANDS AND BUILDINGS (NET BOOK VALUE), DISTINGUISHED BETWEEN FREEHOLD AND LEASEHOLD RIGHTS:

                                                DECEMBER 31, 2004
                          --------------------------------------------------------------
                                                    COMMERCIAL
                                  HOTELS              CENTER
                          ------------------------  ----------
                                         UNDER
                            ACTIVE    CONSTRUCTION    ACTIVE       OTHERS       TOTAL
                          ----------  ------------  ----------   ----------   ----------
                                             REPORTED NIS (THOUSANDS)
                          --------------------------------------------------------------
     Freehold rights(1)      847,273      219,827           --           --    1,067,100
     Leasehold rights:
      Capitalized          (2)30,917           --   (5)613,110        2,133      646,160
      Uncapitalized        (3)82,441   (4)385,529           --           --      467,970
                          ----------   ----------   ----------   ----------   ----------

                             960,631      605,356      613,110        2,133    2,181,230
                          ==========   ==========   ==========   ==========   ==========

     (1) Majority of the rights are mostly registered in the name of those consolidated subsidiaries, which own the rights thereto.

     (2) Leasehold rights (capitalized for a 50-year period until 2036) of the land area, on which the Utrecht Park Plaza Hotel is situated, were acquired from the municipality of Utrecht. The execution of any change in the use of the land or the demolition of a building constructed thereon requires the consent of the municipality. The lessee has no rights of leasehold termination. The municipality has the right to terminate the leasehold rights should it determine that the land is required for public use or in the event a court determiness that the lessee failed to fulfill its undertakings under the terms of the lease.

     (3) The sub-lease rights, of the Sherlock Holmes Park Plaza Hotel, are for a period of 99 years (through 2095), in exchange for an annual fixed amount. The average annual rent payments for the years 2005 and 2006 are L0.6 million. The rent payments are adjusted every five years on the basis of "open market value". First such adjustment is to be carried out in October 2006. The company holding the property has an option to terminate the lease in 2059 with an advance notice of 2.5 years.

          A Red Sea Group company ("guarantor") guaranteed fulfillment of all undertakings of the lessee as if it was a principal party to the agreement. The guarantee contains a provision, by which, in the event the guarantee is exercised, the land-owners may require the guarantor to assume the lessee's position as a lessee. Two documents were executed between the guarantor and B.H., which establish the indemnification procedures amongst them, in relation to said guarantee.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 9 - FIXED ASSETS (CONT'D)

B. COMPOSITION OF LANDS AND BUILDINGS (NET BOOK VALUE), DISTINGUISHED BETWEEN FREEHOLD AND LEASEHOLD RIGHTS (CONT'D):

     (4) The leasehold rights to a land area on which the Riverbank Park Plaza Hotel is located, are for a period of 125 years, in consideration for annual payment of L0.5 million, adjusted every five years based on the CPI in England. First such adjustment to be carried out in May 2005. The leasehold is subject to various previous rights exists on this property, as well as easements granted to certain authorities, contingent upon which the leasing of the property had been carried out. The lessee may not assign its rights to a third party without the lessor's consent. Should the lessee breache any of its undertakings under the agreement, then the lessor would have a right of forfeiture of the property, all as stipulated in the lease agreement.

     (5) Capitalized lease rights in respect of the Arena commercial and intertaiment center ("Arena") are for a period of 49 years with an option for an additional 49 year lease period. The option period will expire in 2086, subject to the lessee's compliance with the terms of the lease.

C.   IMPAIRMENT OF LONG-LIVED ASSETS

     Repeated delays in the execution of infrastructure works by the Belgian authorities in the vicinity of the hotel owned by a Belgian subsidiary, which are beyond its control, are having an adverse effect on its activity and on the operation of the Aquatopia, which is located in the hotel site. In addition, repair works of certain material flaws in the operation of centralized systems, discovered upon the operation of the Aquatopia and which materially and adversely affect its scope of activity, may take a prolonged time to complete. In light of these delays the Company deemed it necessary to re-examine the book value of its investment in the hotel and Aquatopia. As a result of this examination, the Company included in its financial statements for 2004, a provision for the adjustment of the value of the investment to its fair value, which amounts to NIS 10.5 million.

D.   ANNUAL DEPRECIATION RATES - See Note 2 H., above.

     In March 2004, the Company was furnished, per its request, with an opinion by a civil engineering firm in London, according to which the remaining economic useful life of two hotels owned thereby, which are located in London, is substantially longer than that which the group previously ascribed thereto (67 years). According to the said opinion, economic benefit period is no shorter period than 95 years. The group therefore, as and from January 1, 2004, depreciates the balance of such assets' depreciated cost as of December 31, 2003, over a 95-year period. Consequently depreciation costs for the year ended on December 31, 2004, have decreased by NIS 0.7 million.

E.   PLEDGING - See Note 16 D., below.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 10 - OTHER ASSETS AND DEFERRED EXPENSES

A.   CONSIST OF THE FOLLOWING:

                                                         DECEMBER 31,  DECEMBER 31,
                                                             2004          2003
                                                         ------------  ------------
                                                           REPORTED      ADJUSTED
                                                         ------------  ------------
                                                              NIS (THOUSANDS)
                                                         --------------------------
    COST
    Hotels' pre-opening expenses                            19,055        12,522
    Cost of obtaining long-term leases                       8,023         7,637
    Expenses for obtaining loans                             6,465         2,644
    Project initiation costs                                 1,034         3,741
                                                            ------        ------
                                                            34,577        26,544
                                                            ------        ------
    ACCUMULATED AMORTIZATION
    Hotels' pre-opening expenses                            15,540         8,137
    Cost of obtaining long-term leases                       6,178         3,690
    Expenses for obtaining loans                               210            60
    Project initiation costs                                    --         3,741
                                                            ------        ------

                                                            21,928        15,628
                                                            ------        ------

    NET BOOK VALUE                                          12,649        10,916
                                                            ======        ======


B.   DEPRECIATION RATES- See Note 2 I., above.



NOTE 11 - SHORT-TERM CREDITS

A.   CONSIST OF THE FOLLOWING:

                                              DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
                                                  2004            2004           2003
                                           -----------------  ------------   ------------
                                                                REPORTED       ADJUSTED
                                                              ------------   ------------
                                           INTEREST RATE (%)       NIS (THOUSANDS)
                                           -----------------  ---------------------------
    SHORT-TERM BANK LOANS:
       In U.S. Dollar                      Libor + 1.0 - 2.5    119,040        158,176
       In Pound sterling                   Libor + 2.9            1,394         38,875
       In Euro                             Libor + 2.9            3,840          1,715
       In NIS                              Prime + 1.1              891            950
                                                                -------        -------
                                                                125,165        199,716
    Current maturities of long-term debts                        10,264        207,883
                                                                -------        -------

                                                                135,429        407,599
                                                                =======        =======


B.   SECURITIES - See Note 16 D., below.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 12 - PAYABLES AND OTHER CREDIT BALANCES

                                                        DECEMBER 31,   DECEMBER 31,
                                                            2004           2003
                                                        ------------   ------------
                                                          REPORTED       ADJUSTED
                                                        ------------   ------------
                                                              NIS (THOUSANDS)
                                                        ---------------------------
Government institutions                                     9,379         10,594
Salaries and related expenses                              12,228         12,318
Accrued interest                                            2,142          3,612
Income in advance                                           3,604          3,017
Control Centers group companies                               331          1,861
Accrued expenses, comissions and others                    28,673         45,553
                                                           ------         ------
                                                           56,357         76,955
                                                           ======         ======


NOTE 13 - LONG-TERM LIABILITIES

A.   CONSIST OF THE FOLLOWING:

                                                            DECEMBER 31,    DECEMBER 31,
                                                               2004            2003
                                                            ------------    ------------
                                                             REPORTED        ADJUSTED
                                                            ------------    ------------
                                                                  NIS (THOUSANDS)
                                                            ----------------------------
     LOANS:
     From banks and financial institutions                   1,322,836       1,044,242
     Less current maturities                                   (10,264)       (207,883)
                                                            ----------      ----------
                                                             1,312,572         836,359
                                                            ----------      ----------
     OTHER LIABILITIES:
     Deferred income taxes                                       9,186          10,133
     Rent income in advance                                      3,582           3,510
     Liability for employee severance benefits, net (i)            463             468
                                                            ----------      ----------
                                                                13,231          14,111
                                                            ----------      ----------

                                                             1,325,803         850,470
                                                            ==========      ==========

     (i)    See Note 14 below.

B.   LINKAGE BASIS AND INTEREST RATES OF LONG TERMS LOANS:

                                                       DECEMBER 31, 2004
                                                --------------------------------
                                                                    REPORTED NIS
     LINKAGE BASE                               INTEREST RATES (%)   (THOUSANDS)
     ------------                               ------------------  ------------
     Euro                                              Libor + 2.9      206,146
     Euro (*)                                                  5.1      211,054
     Pound Sterling                              Libor + 1.4 - 2.9      550,331
     Pound Sterling (*)                                        5.8      151,809
     US Dollar                                   Libor + 2.5 - 2.9      189,913
     NIS                                               Prime + 2.2        8,642
     S.A. Rand                                         Prime + 1.0        4,941
                                                                      ---------
                                                                      1,322,836
                                                                      =========

     (*)  The interests on these loans are hedged by swap transactions - See
          Note 22 A., below.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 13 - LONG-TERM LIABILITIES (CONT'D)

C.   REPAYMENT DATES:

                                                                    DECEMBER 31,
                                                                        2004
                                                                    ------------
                                                                    REPORTED NIS
                                                                    (THOUSANDS)
                                                                    ------------
    First year - current maturities                                     10,264
    Secont year                                                        692,252
    Third year                                                          17,195
    Fourth year                                                         18,553
    Fifth year                                                         216,256
    Six year and thereafter                                            368,316
                                                                     ---------
                                                                     1,322,836
                                                                     =========

D. Bank loans include loans granted to the Company from an Israeli bank totaling NIS 294.5 million, for the security of which the Company undertook, among other things, to provide certain additional collaterals in favor of the bank (see Note 16D.(1), below). The bank has informed the Company of its principal consent to reschedule the repayment of the aforementioned loans for a period of 10 years, and all subject to the furnishing by the Company of additional agreed upon securities as well as the execution of detailed agreements between the parties. The Company's management estimates, based on such understandings, that subject to its provision of such securities, the balance of the loan will be rescheduled for a long term period. The bank has informed the Company in writing, that it does not intend to demand repayment of the loans prior to January 1, 2006. The bank has also informed the Company that in any event of a full or partial sale, issuance or a refinancing by the Company, or in any other event constituting a trigger event, occurring prior to January 1, 2006, a repayment of a certain amount , as agreed upon by and between the parties or failing such agreement - as determined by the bank, is to be executed.

E. Within the framework of agreements for the receipt from Israeli banks of long-term foreign currency credit facilities in an aggregate amount, in which the Company's share totals NIS 395.7 million, (for the financing hotels and/or entertainment and commercial centers construction), the companies owning the properties undertook in favor of the banks to comply, throughout the duration of the credit, with certain financial and operating covenants. Should such companies fail to comply with all or any of such covenants, or upon the occurrence of certain events as detailed in the agreements, the banks will then be entitled to demand the immediate repayment of the loans. As of December 31, 2004, the borrowers are yet to comply with certain covenants, which in the opinion of the managements thereof do not affect their repayment ability (principal and/or interest) to the banks on a regular basis and the actual repayments, as aforesaid. The parties to the agreements follow the terms and conditions provided therein in respect of the long term repayment schedule or in accordance with the agreement with the bank, as the case may be. The borrowers' managements are of the opinion, based on previous experience, that the banks will not call for immediately repayment of the credit, as a result of such temporary breaches. The Company's management believes therefore that these loans are vested with a long-term nature. In addition, the banks have informed the Company in writing as to their consent to extend the term of the above-mentioned credit facilities until January 1, 2006.

F.   SECURITIES - See Note 16D., below.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14 - LIABILITY FOR EMPLOYEE SEVERANCE BENEFITS, NET

A.    IN ISRAEL:

      The liability of the Group companies for pension contribution plan and severance pay are covered mostly by current deposits to accounts on the employees' behalf at recognized pension and severance-pay funds and/or by acquiring policies from insurance companies. These deposits are not under the custody of management of the Group companies and, therefore, are not reflected in the balance sheet. The liability for employee severance benefits included in the balance sheet represents the liability not covered by the above-mentioned deposits and/or insurance policies.

B.    ABROAD:

      A liability of foreign consolidated subsidiaries for severance pay to their employees, pursuant to the laws of the respective countries in which these companies reside and the labor agreements in effect, is ordinarily covered by current payments to government agencies with respect to voluntary or involuntary termination of employment, as well as by regular payments to insurance companies for pension benefits and by the balance-sheet accrual.

NOTE 15 - INCOME TAXES

A.    THE PROVISION FOR INCOME TAXES (BENEFITS) CONSIST OF THE FOLLOWING:

                                                YEAR ENDED DECEMBER 31,
                                     -------------------------------------------
                                       2004             2003               2002
                                     --------          ------             ------
                                     REPORTED                  ADJUSTED
                                     --------          -------------------------
                                                   NIS (THOUSANDS)
                                     -------------------------------------------
Current                                 992               932               435
Deferred                             (1,639)           (9,316)           (5,656)
                                     ------            ------            ------
                                       (647)           (8,384)           (5,221)
                                     ======            ======            ======

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - INCOME TAXES (CONT'D)

B.    TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF
      RESIDENCE

      (1)   ISRAEL

            (a) The Company and its Israeli subsidiaries are subject to income tax under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, which introduced the concept of measuring results for tax purposes on a real basis. Corporate tax rate applicable to companies in Israel in 2004 is 35% which will gradually decrease in the coming years to a 30% tax rate in 2007 and thereafter.

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

                              In accordance with the statutory provisions, a controlling shareholder in such companies that have unpaid profits, as defined by law, will be deemed to have received his relative proportion in these profits as a dividend (hereinafter:
                              "notional dividend").

                        (ii) Taxation of a dividend received in Israel, originating in profits generated or accrued outside Israel, as well as a dividend originating outside Israel.

                        A notional dividend (and/or the distribution of dividends), as aforestated, will be subject to a 25% tax rate , less taxes which would have been paid abroad in respect of the dividend, had it in fact been distributed, or 35% less taxes actually paid abroad in respect of such profits, as elected at the sole discretion of the assessee.

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

                  (4) Guidance on the ability to offset losses - regarding business losses, capital losses, passive losses and CFC losses.

            (c) During 2004, the Company, EIL and EMI have completed an arrangement with the Israeli tax authorities, with effect from December 31, 2002, whereby a new tax basis has been determined for the Company's investments (on a consolidated basis) in foreign subsidiaries (hereinafter: "regulated revaluation" and "regulated assets"). The arrangement provides for no additional tax to be imposed in Israel on gains generated from the realization of regulated assets, and on dividends distributed therefrom, and all up to the amount of the regulated revaluation.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - INCOME TAXES (CONT'D)

B. TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE (CONT'D)

      (2)   U.S.A

            (a) Corporate tax applicable to companies incorporated in the country - 35%.

            (b) US tax laws set limitations on the utilization of carry-forward tax losses in companies that have undergone a material change in ownership. Accordingly, if the transfer of the EMI shares to EIL in 1999 is defined as a material change in ownership of the U.S. company, then the ability to utilize the accumulated tax-losses of a U.S. consolidated subsidiary against future income would be limited considerably. Management, based on advice received regarding this matter, is of the opinion that there will be no limitation to utilize the carry forward losses. As of December 31, 2004 the accumulated carry-forward losses utilized by the U.S. subsidiary against current profits amount to approximately $5.2 million. No deferred income taxes have been recorded in respect of the unutilized balance of the carry-forward losses.

            (c) A non-U.S. company may (under certain conditions) be deemed for U.S. income tax purposes as a Passive Foreign Investment Company ("PFIC") on the basis of an "income test" and an "assets test", as determined by the IRS. Once so defined, the U.S. shareholders may be subject to additional taxes upon the distribution of earnings or assets and/or upon their realization of their holdings in such a defined company. Following the sale of the Company's activity (including the sale of the subassemblies and components segment - See Note 21, below) and due to its entry into other areas of activities, the management of the Company beleives, based on advice received regarding this matter, that in light of existing indications, it may not - under the circumstances - be considered as a PFIC. Nevertheless, there is no certainty that the Company's position would prevail with the IRS.

      (3)   THE NETHERLANDS

            (a) Corporate tax applicable to companies incorporated in the Netherlands is 34.5%. In December 2004, a new law was introduced, in terms of which tax rates shall gradually decrease from 31.5% in 2005 to 30.0% in 2007.

            (b) Under the "Participation Exemption", a dividend received by a Dutch company in respect of an investment in shares of other companies is exempt from corporate tax in Holland. A capital gain derived upon the sale of the shares of an investee company would be tax exempt , subject to the fulfillment of certain conditions stipulated in the law (including the holding percentage, the nature of activities of the holding and the investee company, etc.) Capital losses may not be offset unless the investee company had been liquidated (or is liquidated through 2007), under certain conditions. Dividends distributed from the Netherlands to Israel are subject to 5% withholding tax.

      (4)   ENGLAND

            (a) Operating income and capital gains generated by the group companies, which are England residents, are subject to tax rate at 30%. Dividends received from a U.K. resident company are exempt from tax; No tax credits are given for dividends distributed.

            (b) Net rental income from real estate lease in England by foreign companies having investment activity in the U.K., would be taxed at 22%. Capital gains are tax-exempt.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - INCOME TAXES (CONT'D)

B. TAX LAWS APPLICABLE TO THE MAJOR GROUP COMPANIES IN THEIR COUNTRY OF RESIDENCE (CONT'D)

      (5)   ROMANIA

            The corporate income tax rate, through December 31 2004, for resident companies or non-resident entities with permanent establishments in Romania is 25% (including capital gains). Commencing 2005, the tax rate has been reduced to 16%. Dividends paid to resident and non-resident companies are subject to a final withholding tax of 10%, unless lower double taxation treaty rates apply for non-residents. Losses may be offset against taxable income for a period of five years from the period they incurred.

      (6)   HUNGARY

            The corporate tax applicable to the income of Hungarian subsidiaries (including capital gains) is 16%. Dividends paid out of these profits are taxed at an additional 20%, subject to any respective double taxation treaty. Through December 31, 2003 a 5% withholding tax applied to the distribution of dividends from Hungary to the Netherlands. As from May 2004 such distributions are exempt from withholding tax. Losses incurred as from the fourth year of the entity's operations may be offset against taxable income for a period of 5 years, subject to compliance with a turnover expenses ratio, in accordance with the income tax regulations. Losses incurred during the first three years of operation may be offset indefinitely. Losses incurred as from 2004 may be offset indefinitely.

      (7)   BELGIUM

            The corporate tax applicable to income of Belgian-incorporated corporation is approximately 34%. Dividend paid out from such income is subject to an additional tax of 25%, other than a dividend received by companies incorporated in Belgium or in the EU, whose holding rate in the Belgian company is at least 25%.

C.    RECONCILIATION OF THE THEORETICAL TAX

                                                                                                     YEAR ENDED DECEMBER 31,
                                                                                              -------------------------------------
                                                                                                2004          2003            2002
                                                                                              --------      --------        -------
                                                                                              REPORTED              ADJUSTED
                                                                                              --------       ----------------------
                                                                                                         NIS (THOUSANDS)
                                                                                              -------------------------------------
Company's statutory tax rate (%)                                                                   35             36             36
                                                                                              =======        =======        =======

Loss before income taxes - per statements of operations                                       (65,760)       (81,456)       (29,958)
                                                                                              =======        =======        =======

The theoretical tax                                                                           (23,016)       (29,324)       (10,785)

Differences in tax burden in respect of:
Utilization of prior year losses for which deferred tax had not been recorded                 (12,591)       (11,882)        (9,856)
Unrecorded deferred taxes on carry forward losses and other timing differences                 36,087         30,755         46,913
Variances arising from different measurement rules applied for the financial statements and those applies for income tax purpose (including exchange rate
  differences)                                                                                  1,387          4,533         (6,613)
Adjustment due to change in tax rate                                                           (1,992)            --             --
Adjustment for reduced tax rate in foreign subsidiaries                                          (605)        (6,763)        (3,027)
Other differences, net (1)                                                                         83          4,297        (21,853)
                                                                                              -------        -------        -------
                                                                                                 (647)        (8,384)        (5,221)
                                                                                              =======        =======        =======

(1)   Mainly tax-exempt income and non-deductible expenses.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - INCOME TAXES (CONT'D)

D.    CARRY FORWARD LOSSES AND DEDUCTION

      As of December 31, 2004 the group companies had accumulated tax losses and deductions for tax purposes in the amount of approximately NIS 600 million, which may be utilized in the coming years against taxable income at rates ranging from 16% to 35% (depending on the country of residence). The realization of the carry forward losses is subject to taxable income available in those periods when these losses are deductible.

      In accordance with the tax laws in Hungary and Romania the possibility to realize the carry forward losses is limited in time (see B.(5) and B.(6), above). Accordingly, carry forward losses in the amount of NIS 33.8 million will expire, gradually, over the following years:

                                                              BALANCE AS OF
                                                            DECEMBER 31, 2004
                                                            -----------------
                                                               REPORTED NIS
                                                               (THOUSANDS)
                                                            -----------------
2006                                                             26,205
2007                                                                317
2008                                                              2,692
2009                                                              4,619
                                                                 ------
                                                                 33,833
                                                                 ======

      As for carry forward losses in duspute with the income tax authorities, see Note 16C.(4), below.

E.    DEFERRED TAX IN RESPECT OF NON-MONETARY ITEMS

      Deferred taxes not provided in respect of the adjustment component of buildings and in respect of the net book value of assets which depreciation is not deductible for tax purposes (for which it was determined not to record deferred income taxes) amounted at December 31, 2004 to approximately NIS 40.0 million (see Note 2K., above).

F. SIGNIFICANT COMPONENTS OF THE COMPANY'S DEFERRED TAX ASSETS AND LIABILITIES ARE AS FOLLOWS:

                                                           BALANCE AT                                                   BALANCE AT
                                                           JANUARY 1,                       MOVEMENTS                   DECEMBER 31,
                                                              2004                       DURING THE YEAR                    2004
                                                           ----------      -----------------------------------------    ------------
                                                                                                          FOREIGN
                                                                                                          CURRENCY
                                                                           CHANGE OF       PROFITS       TRANSLATION
                                                                           TAX RATES       AND LOSS      ADJUSTMENTS
                                                                           ---------       ---------     -----------
                                                            ADJUSTED                               REPORTED
                                                           ----------      ---------------------------------------------------------
                                                                                         NIS (THOUSANDS)
                                                           -------------------------------------------------------------------------
Accelerated depreciation differences in
  respect of fixed assets                                     1,120            (562)          2,357              15           2,930
Difference between fair value of real
  estate at acquisition and related cost
  for income tax purposes                                    (4,809)          2,070            (238)           (701)         (3,678)
Temporary differences - income and
  expenses                                                   21,718          (3,853)         (2,533)             --          15,332
Carryforward tax losses and deductions                      182,267         (23,386)          6,258            (381)        164,758
                                                           --------        --------        --------        --------        --------
                                                            200,296         (25,731)          5,844          (1,067)        179,342

Valuation allowance                                        (210,429)         27,723          (1,663)         (4,159)       (188,528)
                                                           --------        --------        --------        --------        --------
Total (i)                                                   (10,133)          1,992           4,181          (5,226)         (9,186)
                                                           ========        ========        ========        ========        ========


(i)   Presented in long-term liabilities.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - INCOME TAXES (CONT'D)

G.    FINAL TAX ASSESSMENTS:

      The Company and some of the Group companies have received final tax assessments from 1997 to 2002 while some have not yet been assessed since incorporation.

NOTE 16 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

A.    COMMITMENTS

      (1)   (A)   The Company's hotels (located in the Netherlands, Belgium
                  and England) are managed by Park Plaza Hotel Europe B.V. (the
                  "Management Company"), in consideration for an annual fee of 2% of the room revenue and 7% of the gross operating profit as defined in the agreements. The companies also participate in certain part of expenses incurred by the Management Company in the course of performance of its due obligations, up to 3% of the said gross operating profit. Upon a sale of any hotel or the transfer of control therein to a third party, the companies owning the respective hotel are obliged to pay the Management Company an amount equal to 7% of the operating profit of the year preceding such sale or transfer. In the specific event of a sale of the Victoria Hotel in Amsterdam, then the Management Company shall also be entitled to receive
                  2.5% of any profit generated from such a sale.

            (B) Within the terms of the management agreements, B.H. Group companies ("the Companies") were granted a sub-franchise by the Management Company allowing them the utilization, throughout the term of the management agreements, of the "Park Plaza" name, in relation to the hotels owned and operated thereby, in consideration for monthly royalties not exceeding 1.5% of the revenues.

            (C) Two Group companies have agreed with the Rezidor group, on the future management of two hotels, currently under construction and/or renovation (the National Ballet Building in Hungary, which is intended to operate under the "Regent" brand name and the Bucuresti hotel in Bucharest, which is planned to operate under the brand name "Radisson SAS"). The 20 year management period shall commence once construction and/or renovation is completed. The managing company undertook within the framework of the management agreements, to guarantee that the adjusted operating income will not decrease below a fixed annual amounts, as stipulated in the agreements. The total aggregate amount of the guarantee will not, however, exceed, cumulatively during the term of the agreements, those amounts as stipulated in the agreements.

      (2) B.H. was granted an option, exercisable until December 31, 2005, to purchase from the Management Company 33% of its ownership and controlling rights in a company under its ownership, which was incorporated to acquire the business (including tangible assets, hotel management agreements, management rights, rights to use trade names, etc.) of the Park Plaza chain in Europe ("the acquired company"). As part of the agreement, B.H. has granted the Management Company a loan of $ 5 million (see Note 7A.(2), above).

            The scope of B.H's investment may increase by $ 2.25 million, if, and to the extent such amount is required to finance acquisition of additional assets by the acquired company. The Management Company has an option, exercisable, in the event of disagreements arise between the parties as to the Management Company's rights, to acquire B.H. share, in consideration for an amount equal to the cost of B.H's original investment.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT'D)

A.    COMMITMENTS (CONT'D)

      (3) On November 29, 2004, a binding Term Sheet was executed by the Company and EMI (in equal parts) on one hand, and Taya Communications Ltd. ("Taya") on the other hand, for the establishment of a joint venture (50% each) which shall submit a bid for the tender published by the Second Television and Radio Authority, for the award of a license for the operation of the "Channel 2" television channel in Israel for a 10 year period (the "Term Sheet"). The tender bid was submitted in the end of January 2005. The Company's and EMI's share in the total aggregate costs of the joint venture up to completion of the tender bid, may amount, should the tender bit fails, to NIS 5 million (NIS 2.5 million each; out of which NIS 0.9 million had been expended by each, through December 31, 2004). In the event that the tender bid succeeds, each partner to the joint venture will bear costs thereof, pro rata to their respective holdings therein.

            Upon submission of the tender bid, winning (if at all) and operating same, the parties to the Joint Venture shall be obliged to fulfill, pro rata to their holdings therein, certain financial obligations (including payment of a one-off franchise fee at an amount offered in terms of the tender bid, provision of letters of undertaking and deposits as well as good standing collateral to secure fulfillment of tender and franchise terms). Within the framework of the tender bid and in accordance with the resolution of their respective boards of directors, the Company and EMI each undertook vis-a-vis the joint venture, to provide credit and collateral and to finance working capital investments as well as other commitments, in an aggregate amount of up to NIS 32.5 million each. The Company and EMI may elect, during the 12 month period of commencing the joint venture's broadcasts and subject to certain conditions, to convert their holdings in the joint venture into shares of Taya.

            The Term Sheet stipulates, inter alia, the terms of employment of the joint venture's CEO ("CEO"), in accordance with principles agreed between the CEO and Taya. Such principles were incorporated into the employment agreement signed and executed by and between the CEO and Taya in January 2005. The agreement also provides for the acknowledgement of the Company and EMI as to Taya's undertaking to transfer to the CEO, 5% of its holdings in the Joint Venture (2.5% indirectly) and for the Company's and EMI consent to each bear 25% of the costs stemming from actual payments executed by Taya to the CEO pertaining to his said holdings, whether by way of profit distribution or sale of his holdings, and all immediately upon Taya's execution of such payments.

            It was additionally stipulated in the Term Sheet that the Company and EMI acknowledge Taya's undertaking to grant options to the CEO, for the acquisition of Taya shares and should the tender bid be successful the Company and EMI (respectively) are to bear 25% of the costs stemming from exercising such options, and all in accordance with the terms as stipulated by the parties and up to a maximum amount of NIS 0.4 million each.

      (4) The Company, EIL and EMI, are bound by an agreement, the validity of which has been extended through 31 December 2005, for the allocation of costs (direct and indirect) of internal departments within the group. The costs are allocated by and between the parties according to actual attribution thereof. Each party to the agreement may elect to terminate same at the end of each 12-month period, by giving an advance notice to this effect. The abovementioned extension was approved by the audit committee and the board of directors of all parties.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT'D)

A.    COMMITMENTS  (CONT'D)

      (5) A hotel in England was leased as from 2003 to a company engaged in the hotels business for a period of 25 years in consideration for a fixed rental fees for each one of the initial four years of the lease. Commencing the fifth year and throughout the term of the lease period, rental fees are to increase at the annual rate of 2.5%. The payments are guaranteed by a deposit in the amount of L
            2.5 million (the Company's share - L 0.75 million). The lessee was granted an option to extend the lease by two consecutive periods of 15 years each.

      (6) In October 2001 an engagement between Bucuresti and Control Centers' wholly owned subsidiary ("CCS"), was approved at the shareholders' meeting of the Company. In accordance with such engagement, CCS is to provide coordination, planning and supervision services with respect to the renovation works of the Bucuresti Hotel complex, for a fee equal to the lower of (i) 5% of total actual costs of the renovation works (excluding general and administrative as well as financing costs); and (ii) 5% of $30 million. The parties are yet to execute a definitive agreement.

      (7) In December 2004, the Company signed and executed a letter of intent for the acquisition of 100% of the equity and voting rights of an Israeli company (the "Acquired Company"), which operates a chain of nine fashion stores that market the MANGO-MNG(TM) brand name in Israel, in consideration for E2.85 million. Upon consummation of the transaction, the Acquired Company will execute distribution agreements with the brand name owners for a 10-year period, subject to fulfillment of certain conditions. The Company has retained the right to introduce additional purchasers, provided that it retains the control in and to the Acquired Company.

            The consummation of the transaction is subject to the completion of a due diligence examination, the receipts of third party approvals and the execution of a definitive agreement between the parties.

      (8)   (A)   The minimum future rental payments due under the Company's current operating leases (see Note 9B., above) as of December
                  31, 2004 are as follows:

YEAR ENDED                     REPORTED NIS
DECEMBER 31,                    (THOUSANDS)
------------                    -----------
2005                               5,084
2006                               5,371
2007                               5,371
2008                               5,371
2009                               5,371
Therafter                        552,636
                                 -------
                                 579,204
                                 =======

            (B) Long-term commitments in respect of construction services amount to NIS 83.0 million.

B.    LEGAL PROCEEDINGS

      (1) In November 1999, a number of institutional investors and others, holding shares of the Company, filed a lawsuit in the Haifa District Court against the Company, EMI, EIL, Control Centers and others. The plaintiffs also requested the certification of their claim as a class action on behalf of all those who had held the Company shares on September 6, 1999, and continued to do so when the claim was filed (excluding the Company and others). The plaintiffs allege discrimination against the Company's minority shareholders arising from various transactions or activities carried out by its controlling shareholders and directors, which, allegedly, caused them financial loss. The plaintiffs alleged that, as a result of these transactions, there was a decline in the value of the Company's shares by 45% in the period from February 24, 1999 to the claim's filing date, which amounted to $ 100 million.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT'D)

B.    LEGAL PROCEEDINGS (CONT'D)

      (1)   (CONT'D)

            The principal remedy requested in the claim is a court order instructing EMI to carry out a tender offer of the Company shares at $14.0 per share, as the former allegedly undertook in its letter to the Company of February 1999. Alternatively, the plaintiffs also asked the court, inter alia, to issue an injunction prohibiting execution of the September 9, 1999 transactions (acquisition of the hotel segment and the commercial center in the Herzliya Marina, by the Company from EIL and Control Centers, respectively) and the refund of any amounts paid there under. Part of the remedies were requested as a derivative claim on behalf of the Company.

            The Haifa District Court rejected the class-action request. Concurrently, the district court ruled that the plaintiffs, notwithstanding having rejected the request for class-action proceedings, might nevertheless pursue the matter. This decision was appealed by some of the plaintiffs to the Supreme Court. The State Attorney General has submitted his opinion to the Supreme Court regarding the appeal. According to his opinion, the District Court erred in its two legal conclusions when rejecting the request for class-action recognition. Accordingly, he believes that the plaintiffs should be allowed to appeal and that the appeal, if filed, should be accepted. Moreover, the State Attorney General believes that, subsequent to the acceptance of this appeal, it will be necessary to evaluate the request and approve it as a class-action. In November 2001, the plaintiffs were granted leave to appeal. The Company and the plaintiffs presented their respective pleadings. As of the date of approval of these financial statements, the Court has not yet rendered its decision in the motion for leave to appeal.

            A dispute exists between the parties as to the amount of the court fee deriving from the classification of the remedy sought in the claim. While the plaintiffs defined what they were seeking as declaratory remedy, the defendants maintained that the real remedy being sought in the claim was pecuniary, obligating the plaintiffs to pay a fee that is significantly higher than that which has actually been paid. In August 2001, the Registrar of the Haifa District Court ruled that certain remedies sought were indeed pecuniary, as contended by the defendants, while other were not. The plaintiffs would therefore be required to pay a fee, in respect of the former, of NIS 20.1 million. In September and October 2001, appeals of both parties were filed against the Registrar's decision in the Haifa District Court. In August 2004 the District Court accepted the appeal filed by plaintiffs and dismissed the counter-claim, as filed by the Company and the remaining defendants. Accordingly, the plaintiffs were not required to pay, at this stage, any further fee beyond that which has already been paid. Notwithstanding the aforestated, the Court obliged the plaintiffs to furnish an undertaking to supplement the fee amount, should they be so required.

            The plaintiffs requested postponement of the date for submitting such undertaking until the claims' "procedural framework is decided". The defendants oppose such an extension. The Courts decision is yet to be given in the matter.

            In October 2004, the Company as well as the other defendants filed a motion for leave to appeal the ruling of August 2004 to the Supreme Court. The defendants petitioned the Supreme Court to set aside the decision of the District Court and to reinstate the decision of the Registrar as to the plaintiffs' obligation to pay court's fees.

            In accordance with the decision of the Chief Justice of the District Court, the defendants (including the Company) were required to file statements of defense by March 2005. In October 2004, the Company and the other defendants lodged motions for leave to appeal to the Supreme Court, in the framework whereof the Supreme Court was requested to postpone the date for filing defense statements until the derivative action filed on behalf of the Company is decided or until such time that the motion for leave to appeal in respect of the representative claim is resolved.

            On January 25, 2005, the defendants (including the Company) filed another motion to the Supreme Court, for leave to appeal the decision of the District Court not requiring the filing of a separate motion for and the granting of the Court's approval to the derivative relief . The defendants claim that the filing of a derivative action requires due filing of a motion and receipt of Court approval and as long as same is absent, the claim should not be deliberated and defendants are under no obligation to submit their defense statements. The defendants also requested the Supreme Court to suspend execution of the District Court's decision, ordering the filing of statements of defense, within a fixed period of time. On March 1, 2005, the Supreme Court handed down its decision to grant a provisional stay of execution of the District Court's decision to file statement of defense.

            Management based, inter-alia, on a legal opinion, estimates that final outcome of this case cannot, at this stage, be estimated.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT'D)

B.    LEGAL PROCEEDINGS (CONT'D)

      (2) The Company, EMI and others were served with a claim as well as a motion to recognize it as a class-action, in respect of $158 million in damages allegedly caused to the group represented in the action. Underlying the claim is the contention that EMI, through the Company's board of directors, caused damage to and discriminated against minority shareholders of the Company. Both parties agreed to postpone the hearing in this case until the Supreme Court hands down a decision on the application for permission to appeal, detailed in section (1) above. Management, based on the advice of legal counsel, is of the opinion that it is not possible at this stage to estimate the outcome of the claim and the motion for its approval as a class-action.

      (3) The Company and its subsidiaries are parties to several court claims and certain other written demands and/or claims, filed against them by third parties (including governmental institutions), some - without any specified amount, and some - in the aggregate amount of $43.0 million, as royalties or as compensation for damages allegedly caused to them as a result of the companies' actions and/or products, which mainly relate to the medical imaging business sold by the Company in 1998 and 1999. In respect of certain claims, totaling approximately $7.5 million, management estimates, based on legal consulting and/or past experience, that no significant costs will accrue thereto as a result of said claims exceeding the provisions included in respect thereof in the financial statements, and that these provisions are adequate for covering the costs and resources needed to settle the liabilities according to said claims. Regarding a further $35.5 million, the Company's legal advisers cannot presently determine the outcome of these other claims. Management believes that the prospects for the realization of the great majority of this sum are very remote, based on the long period of time that has elapsed since serving of the written demand to the Company and based on their nature. To the best of management's judgment at the time of preparing the financial statements, based, inter alia, on their advisers' opinion and on past experience, the companies have included in their financial statements provisions that are adequate to cover the costs and resources needed to settle the liabilities under these claims.

      (4)   (I)   A criminal investigation carried out against a number of
                  suspects (including former officers in State Ownership Fund
                  ("SOF") who were involved in the privatization procedure and the sale of control in the Bucuresti Hotel to S.C. Domino
                  International Hotel S.R.L. ("Domino")) for events relating to the period prior to the acquisition of control in Bucuresti by B.H., culminated in the filing of an indictment against 17 accused. Such criminal proceedings may have an indirect effect on the validity of the privatization and thereby an indirect effect on Domino's rights in Bucuresti, notwithstanding Domino not being an accused party under the indictment. The Court has decided to return the indictment to the prosecutor's office for its resubmission. Domino estimates, based on the advice of legal counsel, that the prospect of these proceedings having a material effect on its rights in Bucuresti shares, are remote.
                  Legal counsel based his opinion on the correspondence with A.P.A.P.S. (formerly the SOF), attesting that Domino has fulfilled all the obligations related to privatization of Bucuresti.

            (II) A former shareholder in Domino had terminated a partnership agreement with a third party ("the Plaintiff") regarding their joint investment in Domino prior to its acquisition by B.H., on the grounds of non-compliance by the Plaintiff with its material obligations under the partnership agreement. As a result, the Plaintiff has filed a monetary claim to the Romanian courts against Domino and others, claiming: (i) an amount of $ 2.5 million, for commissions allegedly due to it in terms of the partnership agreement, and to which Domino was a party; and (ii) the termination of an agreement with an Israeli bank within the framework of which the shares of Domino in Bucuresti were pledged in favor of such bank, as a security for the repayment of a loan granted to Domino for the acquisition of such shares. B.H. received an indemnity from the former shareholder against these claims.

                  The Court decided to suspend deliberation of the claim due to the failure by the plaintiff to fulfill certain procedural obligations set by the Court. Domino estimates, based on legal advice received, that these claims have no legal or contractual basis whatsoever, and the third party has no legal standing regarding the claim. Accordingly, no provision for these claims is included in the financial statements.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT'D)

B.    LEGAL PROCEEDINGS (CONT'D)

      (4)   (CONT'D)

            (III) In the framework of an agreement to establish a joint company owned by Bucuresti and a third party, which was signed prior to the acquisition of Bucuresti by B.H., such third party undertook to invest $ 27.0 million in the said joint company and in consideration Bucuresti undertook to transfer its rights in the Bucuresti Complex to the ownership of the joint company. As that third party failed to meet its obligations, Bucuresti has terminated the partnership agreemant and filed an application to the Court to liquidate the joint company. This application was approved by the Court, though may be appealed to a higher instance court. Bucuresti's rights in and to the hotel may significantly be prejudiced in the event it is obliged to transfer such rights in the Bucuresti Complex to the joint company. B.H.'s management is of the opinion that it is unreasonable that as a result of these proceedings Bucuresti will be obliged to transfer its rights in the Bucuresti Complex to the joint company.

            (IV) Two claims are pending against Bucuresti, which challenge its ownership in and to its properties (including an appeal relating to the period of the State's ownership of the properties which are the subject of the claim, prior to the sale of Bucuresti's shares to Domino). Both claims were rejected and the plaintiffs have filed appeals pertaining to both rulings, which are expected to be deliberated in 2005.

            (V) In addition, certain legal proceedings are being conducted from time to time in Romania within the framework of which it is claimed that resolutions passed at the general meetings of shareholders of Bucuresti, were not validly adopted - for procedural reasons only - hence not binding. Some were approved by the Court, in respect of some, Domino has filed appeals, and others were rejected by the Courts. B.H.'s management is of the opinion that the claims are provocative and tendentious and that will not significantly affect B.H.'s rights in the shares of Bucuresti and in the Bucuresti Complex owned by it.

      (5) The Company was served with a claim filed by a third party in which the principal remedy requested is the prohibition on the use by the Company of the trade name "Arena" for the Arena entertainment and commercial center, on the grounds of unlawful usage of the name, exploitation of goodwill and unfair competition. In the event the plaintiff's contention is upheld, the Company may suffer indirect losses and additional costs. An application for an interim injunction, prohibiting the use of the trade name "Arena," was dismissed by the court. The Company's legal counsels for this matter are unable to estimate the results of said lawsuit, though they maintain that the Company has good defense allegations against this claim.

      (6) The Company is a formal party to a claim filed by a number of employees, holding shares of Algotech (sold to a third party in November 2003), against the majority shareholder in Algotech, in the framework of which the Court issued an injunction precluding the transfer of funds from Algotech to that shareholder. No remedies were requested against the Company and the injunction does not affect the transfer of title to funds which are received as proceeds of the sale. The Company's management estimates that the said claim will not affect its assets.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT'D)

B.    LEGAL PROCEEDINGS (CONT'D)

      (7) In March 2005, an action (hereinafter: the "Action") was instituted at the Regional Labor Court in Tel-Aviv-Jaffa by an employee of the EIL group (hereinafter: the "Plaintiff") against Mr. Mordechai Zisser (Chairman of EMI's board of directors), Control Centers and Vectory Investments Company Ltd. (controlling shareholders of the Company), in terms of which, the Court was requested to issue a declaratory order establishing the Plaintiff's entitlement to 14% of the shares of the companies specified in the statement of claim - including: shares of the Company and Gamida - which are directly or indirectly, owned and/or controlled by the defendants and/or by companies under control thereof. The Court was further requested to order the transfer of such 14% to escrow.

            The Plaintiff also filed, simultaneously, a motion to grant an interim injunction prohibiting the defendants and/or any party on their behalf, from making any change to and/or transfer and/or assignment and/or pledge of and/or disposition in 14% of the shares of those companies detailed in the motion. Underlying the claim is the contention that the Plaintiff's rights under the statement of claim derive from agreements executed by and between the Plaintiff and the defendant companies.

            On March 27, 2005, the Labor Court dismissed substantially all of the Plaintiff's motion, in determining that the Plaintiff failed to evidence: (i) his prima facie right to 14%, as he claimed; (ii) his entitlement to rights in and to companies aside from those directly invested by EIL; (iii) his right to shares in the Company and in Gamida. The Court's conclusions are merely in the framework of a provisional proceeding. Nonetheless, Control Centers is of the opinion that this claim, insofar as it relates to the Company and/or to its subsidiaries as included in the claim, is provocative, fundamentally, unfounded and groundless (both with respect to the number of the companies in which rights are sought and with respect to the scope of rights claimed) and that it will not materially affect its rights in EMI and its subsidiaries. However, the defendants' legal counsels cannot, at this early stage, estimate the outcome of the claim.

            The Company and its subsidiaries are not parties to the claim, however the outcome thereof might indirectly affect the nature and scope of their rights in their investee companies. No adjustments were made in these financial statements in respect of this claim which may be required, should it be sustained, in full or in part.

      (8) The Company and its subsidiaries are currently involved in various litigation pertaining to their ordinary course of activities. Although the final outcome of these claims cannot be estimated at this time, the managements of these companies believe - based on legal advice - that the claims will not materially impact the Group companies.

C.    OTHER CONTINGENT LIABILITIES

      (1) The Company's shareholders approved in the General Meeting, the granting of advanced indemnification certificates to officers and directors, including those acting in its subsidiaries. The total indemnity shall not exceed the lower of 25% of the shareholders' equity of the Company as recorded in the financial statements of the Company as at the indemnification, or $ 50.0 million, and all in addition to amounts, if any, which are to be paid by the insurance companies under certain risk policies, as exist from time to time, for causes covered by such indemnification policies. The General Meeting also approved an exemption from liability for any damage caused to the Company by breach of duty of care by officers and directors.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT'D)

C.    OTHER CONTINGENT LIABILITIES (CONT'D)

      (2) In January 2003, the Company received a letter from a certain insurer ("the Insurer") of EIL, EMI and the Company (the "Insured Companies"), that provides insurance to the Insured companies including insurance pertaining to the class action described in item B.(1) above. In this letter, the Insurer made certain allegations against the Insured Companies, including, inter alia, that the Insured Companies breached their disclosure duties under Section 6(a) to the Insurance Contract Law, 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the "Policy"), effective as of July 1999 (the "Additional Cover"), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the "Replacement Cover"). The letter states that the Policy, Additional Cover and Replacement Cover issued by the Insurer will be cancelled unless the Insured Companies indicate that circumstances were different than those described in the letter. The Company's legal counsel replied on behalf of the Insured Companies on March 20, 2003, in which the allegations of the Insurer were rejected. As of the approval of these financial statements the Company has not received an answer from the Insurer to this letter. However, the parties are currently negotiating a settlement.

      (3) Within the framework of the agreement for selling the Company plant, as described in Note 21A. below, the Company undertook to indemnify the purchasers for any losses incurred in connection with, and as a result of, the liabilities not acquired thereby, and in respect of any income tax liability incurred by the plant up to December 31, 2002 (including those arising from environmental matters, employee benefits (including subcontractor and workers of manpower agencies), breach of the contract signed for the leasing of land from the Israel Lands Administration, taxes due for the transfer of the rights in the lands to purchasers, that apply to the Company, etc.). The liabilities are generally for unlimited periods of time. Some are limited in amount while others are not. Total indemnification shall not, under any circumstance (excluding environmental matters), exceed $4.0 million.

      (4)   A.    In May 2004, the tax authorities issued tax assessments to the Company for the years 1999 through 2002, requiring the payment of additional tax of approximately NIS 43.3 million
                  (including interest, linkage differentials and fines accrued through the date of assessments). In addition, its deductible carry forward losses for 2003 were reduced by NIS 233.0 million in respect of which deferred taxes were not recorded in the Company's financial statements (tax benefits). The matter relates primarily to income on foreign deposits and loans to foreign companies which generated, accrued and received abroad. The Company disputes these assessments, which were served with no detailed grounds and accordingly, appealed same. The Company's management estimates, based on professional consultation, that the demands are without merit and they contradict the Income Tax Ordinance and certain regulations promulgated thereunder, which relates to the subject matter of the assessments. The Company's management is of the opinion therefore, that it will not incur additional significant costs as a result, hence no provision was recorded in the financial statements.

            B. The Company as well as a number of Israeli and foreign subsidiaries of the Company, are currently undergoing tax assessments for the years up to and including 2002. The managements of the companies estimate that they will not incur additional costs following final tax assessments which are to be issued as a result of these proceedings, over and above those for which a provision was recorded in the financial statements.

                  As to certain subsidiaries, in respect of which the assessment proceedings are at a preliminary stage, their outcome may not, at this stage, be estimated. Nonetheless, their respective managements' estimate, based on professional advice, that they will not incur any additional substantial costs following final tax assessments. Accordingly, no provision has been made in these financial statements in respect thereof.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT'D)

C.    OTHER CONTINGENT LIABILITIES (CONT'D)

      (5) Final approval for completion of construction of the Arena commercial center is contingent on the furnishing, to the local municipality, of a bank guarantee to secure payment of the land betterment tax, for an amount of approximately $1.0 million. Arbitration is currently being held as to such liability between Marina Herzliya Limited Partnership Ltd. (of the Control Centers Group) and the local municipality. The Company's management estimates, based on professional opinion, that no significant costs will be borne thereby, in respect of this guarantee.

            The Company received from Control Centers Ltd. a construction performance quality guarantee, in the amount, as of December 31, 2004, of $1.6 million.

D.    LIENS AND COLLATERALS

      (1)   As security of a credit (including short-term) of approximately NIS
            298.0 million received from an Israeli bank, the Company undertook to comply with certain financial covenants, namely maintaining, throughout the duration of the credit, of a minimum ratio of shareholders' equity to total balance sheet assets. The Company has registered, as a security for the credit, a first-ranking pledge in favor of the bank on the B.H. shares and granted certain additional first and second ranking pledges on shares of subsidiaries owned thereby. The Company also undertook not to grant any floating or fixed charges of any rank, on any existing and prospective assets, in favor of third parties, without the bank's prior consent (excluding pledges of assets and/or projects - granted in favor of those who financed - or refinanced - acquisition and/or execution of same). The Company further undertook to provide additional collateral, as detailed in the agreement, including first or second ranking pledges on assets and interests acquired by means of the credit line, and all as may be required by the bank. Should the Company fail to comply with the financial covenant, or upon the occurrence of certain events of default, then and in such events, the bank shall be entitled to demand immediate payment of the loans.

      (2)   PROJECT UNDER CREDIT FACILITIES

            (a) Certain project companies, which are engaged in the purchase, construction or operation of hotels and/or commercial center ("Project Companies"), have secured their respective credit facilities awarded by financing banks, in a total amount of NIS 1,144.0 million, by first or second ranking (fixed or floating) charges on property owned thereby, including right in and to real estate property as well as the financed projects, on goodwill and other intangible assets, on rights pertaining to certain contracts (including lease, operation and management agreements), on rights arising from insurance policies, and the like. Shares of Project Companies were also pledged in favor of the financing banks.

                  Shareholders loans as well as any other rights and/or interests of shareholders in and to the Project Companies were subordinated to the respective credit facilities. No payment would be permitted to the shareholders (including the distribution of dividends but excluding management fees) prior to securing repayment of the credit facility to the bank and fulfilling certain other preconditions.

                  Certain loan agreements include an undertaking to fulfill certain financial and operational covenants ("covenants") throughout the duration of the credit, namely: achieving certain operational milestones on certain specified dates (e.g. scope of lease, etc.); complying with debt cover, "loan outstanding amount" to secured assets value ratio; complying with certain restrictions on interest rates; maintaining certain cash balances for current operations; maintaining equity to project cost ratio and net profit to current bank's debt; occupancy percentage; average room or rental fee rates; and others.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT'D)

D.    LIENS AND COLLATERALS (CONT'D)

      (2)   PROJECT UNDER CREDIT FACILITIES (CONT'D)

            (a)   (cont'd)

                  Several Project Companies undertook not to make any disposition in and to the secured assets, not to sell, transfer or lease any substantial part of their assets without the prior consent of the financing bank. In certain events the Project Companies undertook not to allow, without the prior consent of the financing bank: (i) any changes in and to the holding structure of the Project Companies nor to allow for any change in their incorporation documents; (ii) execution of any significant activities, including issuance of shares, related party transactions and significant transactions not in the ordinary course of business; (iii) certain changes to the scope of the project; (iv) the assumption of certain liabilities by the Project Company in favor of third parties;
                  (v) receipt of loans by the Project Company and/or the provision thereby of a guarantee to third parties; and the like.

            (b) The Company guarantees fulfillment of certain obligations in terms of financing agreements, of various B.H. Project Companies up to an amount equal to a certain percentage of the loan amount or the cost of construction, as applicable. The maximum amount of the guarantee (upon completion of the projects) is estimated at L8.0 million (NIS 66.5 million). As of December 31, 2004, such amount totaled L7.6 million (NIS
                  63.4 million).

            (c) As to bank deposits made to secure loans and guarantees received therefrom, by the Group Companies - see Notes 4 and 7 above.

      (3)   S.C. BUCURESTI TURISM SA ("BUCURESTI")

            In order to secure bank loan in the amount of $ 26.0 million (NIS
            112.0 million) received by the controlling shareholder in Domino ("BHEE") for financing its investment in Bucuresti, the Company granted a first ranking lien on a bank deposit of $ 14.0 million and on the rights and income deriving therefrom. In addition, BHEE granted a fixed lien on the Domino shares that it owns and a floating lien on all of Domino's assets and a lien on the Bucuresti shares. The Company pledged its BHEE shares and also granted floating lien on BHEE's assets. An undertaking was granted in favor of the financing bank not to allow for any change in the company's ownership and control structure of BHEE throughout the duration of the credit. In addition, the Company provided a guarantee, unlimited in amount, to secure BHEE undertaking to the bank. The bank restricted its right to realize this guarantee, by linking it to the terms of the realization of the Bucuresti shares owned by Domino (except for certain instances as stipulated in the agreement).

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - SHARE CAPITAL

A.     CONSIST OF THE FOLLOWING:

                                                                 ORDINARY SHARES,
                                                             NIS 0.05 PAR VALUE
                                                                 DECEMBER 31,
                                                                 ------------
                                                             2004             2003
                                                             ----             ----
      Authorized share capital                         24,000,000       24,000,000

      Issued and outstanding (*)                       17,493,143       17,493,143

       * Includes 657,923 "dormant" shares (2003 -- 81,000 shares) (see Notes 2 O., above and 18I.(1)(ii), below).

B.     SUPPLEMENTAL INFORMATION REGARDING THE SHARE CAPITAL

       The balance of the shares includes 721,500 shares held by the Group's employees and directors, as well as by employees of the EMI group, issued thereto in December 2001, within the framework of employees and officers incentive plan ("Employees").

       The acquisition of the shares by the Employees was financed by a loan provided for such purpose by the Company, to be repaid at the end of a five-year period. The loan bears an annual interest of 6%. Any tax to which Employees may be subject as a result of the said interest shall be borne by the Company. However, the Company will not assume any liability for the payment of tax imposed, if so, in respect of the allotment of the shares and their subsequent sale. The shares are held in escrow, and will be used as sole security for repayment of the said loan. In the event an Employee elects to transfer its vested shares, whether to himself or to any other third party, then he shall be obliged to deposit an amount equal to the balance of the loan as security for repayment.

       Should the Company distribute any dividends, with a "record" date occuring at any date during the escrow period, then the Company shall transfer to the escrow agent such dividends corresponding to the number of shares held on behalf of Employees by the escrow agent, who in turn will transfer such dividends to the respective Employees.

       All shares held by the Employees, as of December 31, 2004, are free of any restriction ("Vested"). Following the balance sheet date, shares were exercised by Employees such that the balance thereof as of the date immediately preceding the date of approving the financial statements - is 665,500 shares.

C.     OUTSTANDING OPTIONS

       In December 2003 the Company approved a plan for an issuance of up to 116,000 options to directors and officers in the Company. The Company has granted 50,000 options, for no considerations, under Section 102 to the Israeli Income Law (Capital Course) with an exercise price equal to the average price of the Company share during the 30 trading days preceding the day of granting. Approximately half of the vesting period will occur during 2004 and the balance will occur during 2005.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - ADDITIONAL INFORMATION IN RESPECT OF STATEMENT OF OPERATIONS ITEMS

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                               -----------------------
                                                                                        2004             2003              2002
                                                                                        ----             ----              ----
                                                                                    REPORTED                    ADJUSTED
                                                                                    --------        ---------------------------
                                                                                                    NIS (THOUSANDS)
                                                                                    -------------------------------------------
        REVENUES FROM HOTELS OPERATIONS AND MANAGEMENT

        Rooms                                                                        135,208          123,640           134,770
        Food and beverage                                                             48,384           43,769            49,800
        Rental of commercial areas                                                     8,364            9,421             6,241
        Other services                                                                26,409           12,375            15,868
                                                                                     -------          -------           -------
                                                                                     218,365          189,205           206,679
                                                                                     =======          =======           =======
B.      COST OF HOTELS OPERATIONS AND MANAGEMENT

        Salaries and related expenses                                                 69,194           65,033            69,989
        Food beverage and other hotels consumption                                    12,652           12,516            17,259
        Other hotels operation expenses                                               55,776           50,752            45,959
                                                                                     -------          -------           -------
                                                                                     137,622          128,301           133,207
                                                                                     =======          =======           =======
C.      COST OF COMMERCIAL CENTER OPERATIONS

        Salaries and related expenses                                                  5,378              971                --
        Operation expenses                                                            23,437            9,965                --
        Depreciation                                                                  31,070           11,039                --
                                                                                     -------          -------           -------
                                                                                      59,885           21,975                --
                                                                                     =======          =======           =======
D.      COST OF ASSET LEASING

        Depreciation and amortization                                                  2,895            2,994                --
        Others                                                                           280              516                --
                                                                                     -------          -------           -------
                                                                                       3,175            3,510                --
                                                                                     =======          =======           =======
E.      HOTELS' DEPRECIATION, AMORTIZATION AND OPERATING EXPENSES

        Depreciation and amortization                                                 38,674           32,014            34,651
        Operation expenses                                                            25,839           18,418            26,852
                                                                                     -------          -------           -------
                                                                                      64,513           50,432            61,503
                                                                                     =======          =======           =======

F.      SELLING AND MARKETING EXPENSES

        Salaries and related expenses                                                    737              389                --
        Advertising and marketing                                                      8,987            4,861                --
        Doubtful debts                                                                   591                -                --
        Depreciation and amortization                                                  2,453            3,632                --
        Others                                                                         1,278               66                --
                                                                                     -------          -------           -------
                                                                                      14,046            8,948                --
                                                                                     =======          =======           =======

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - ADDITIONAL INFORMATION IN RESPECT OF STATEMENT OF OPERATIONS ITEMS (CONT'D)

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                               -----------------------
                                                                                        2004             2003              2002
                                                                                        ----             ----              ----
                                                                                    REPORTED                    ADJUSTED
                                                                                    --------         --------------------------
                                                                                                     NIS (THOUSANDS)
                                                                                    -------------------------------------------

G.      GENERAL AND ADMINISTRATIVE EXPENSES

        Salaries and related expenses                                                 13,733           13,790        (*) 13,720
        Professional expenses                                                          5,911            6,407             7,351
        Office, rental and maintenance                                                 2,511            2,392             1,294
        Depreciation and amortization                                                    794              772               748
        Others                                                                         4,659            5,994             8,461
                                                                                     -------         --------          --------
                                                                                      27,608           29,355            31,574
                                                                                     =======         ========          ========
      (*) Including dividend in the amount of NIS 2,483 thousands.

H.      FINANCE INCOME (EXPENSES), NET

        Short-term loans                                                              14,055          (60,998)          (54,323)
        Long-term loans                                                              (88,859)          22,177            (6,566)
        Deposits and other receivables                                                 3,689          (17,419)           21,144
        Gain (loss) on securities                                                         60              781              (329)
        Other (including erosion of monetary items and other, net)                    (1,742)          (5,189)           (5,481)
                                                                                     -------         --------          --------
                                                                                     (72,797)         (60,648)          (45,555)
        Financial costs capitalized to buildings under construction (i)                7,154           (7,344)           22,561
        Financial costs credited to capital reserve from translation
          differences                                                                 30,838           26,730            35,799
                                                                                     -------         --------          --------
                                                                                     (34,805)         (41,262)           12,805
                                                                                     =======         ========          ========
        (i) The annual capitalization rate applicable to the
             non-specific borrowing cost (see Note 2R. above)                           2.4%            (6.3%)              4.5%
                                                                                     =======         ========          ========
I.      OTHER EXPENSES, NET

        Gain from realization of long term investments, net (1)                          687           24,712                --
        Gain from realization (repayment) of monetary balances of
          capital nature, in investees (2)                                            12,378            5,831                --
        Impairment of investments and fixed assets (3)                               (10,525)         (43,712)          (19,955)
        Loss from realization of fixed assets, net                                   (10,346)          (1,012)             (168)
        Others, net                                                                   (1,555)          (1,995)           (1,379)
                                                                                     -------         --------          --------
                                                                                      (9,361)         (16,176)          (21,502)
                                                                                     =======         ========          ========

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - ADDITIONAL INFORMATION IN RESPECT OF STATEMENT OF OPERATIONS ITEMS (CONT'D)

I.     OTHER EXPENSES, NET (CONT'D)

       (1)     (i)   In November 2003 a transaction was completed within the
                     framework of which the Company sold to a third party its entire holdings (16% fully diluted) in Algotech Systems
                     Ltd., in consideration for an estimated total of NIS 33.7 million (following adjustments). The Company generated NIS
                     30.0 million as gain from such transaction, NIS 28.0 million of which was recorded in 2003 and 2004, with the balance, in the amount of NIS 2.0 million, to be recorded in 2005 (see, in addition, Note 16B.(6) above).

              (ii) In November 2004, a transaction was consummated in terms of which the Company transferred to an institutional investor ("the Investor") 357,953 shares of EMI in consideration for 576,923 of the Company shares held by the Investor. The ratio of the share transfer was determined based on the closing price of EMI's shares on the stock exchange as at the date of the transaction ($ 8.4 per share). The price of the Company's shares on the NYSE as at such date was $ 4.3 per share. This transaction was recorded, in the Company's financial statements, as a self purchase of the Company's shares based on their fair value in consideration for proceeds from realization of EMI shares. As a result of the said transaction, the Company recorded in its financial statements, a loss of approximately NIS 2.7 million.

       (2) During 2003 and 2004, subsidiaries of the Company entered into refinance loan agreements with banks and financial institutions in respect of two hotels in the Netherlands and a hotel in England. These subsidiaries have used the excess credit facilities as a repayment of shareholders' loans previously provided to them.

              As a result, the Company has realized the previously recorded foreign currency translation adjustments attributed to these shareholders loans.

       (3)    See note 9 C., above.

J.     EARNINGS PER SHARE

       (1)      DATA USED IN THE COMPUTATION OF BASIC EARNINGS PER
                SHARE:

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                           -----------------------
                                                                                 2004              2003             2002
                                                                                 ----              ----             ----
                                                                             REPORTED                        ADJUSTED
                                                                             --------    -------------------------------
                                                                                         NIS (THOUSANDS)
                                                                             -------------------------------------------
                 Loss from continuing operations                              (72,448)           (79,345)         (26,705)
                 Net profit from discontinuing operation                       11,067             12,972           88,983
                 Weighted number of shares                                 16,597,181         16,690,643       16,690,643

       (2)      DATA USED IN THE COMPUTATION OF DILUTED EARNINGS PER

                SHARE:

                Loss from continuing operations                                     *                  *          (28,810)
                Net profit from discontinuing operation                             *                  *           88,983
                Weighted number of shares                                           *                  *       17,424,643

       (*) Anti dilutive.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - TRANSACTIONS WITH RELATED PARTIES

A.     TRANSACTIONS WITH RELATED PARTIES

       (1)        CONSIST OF THE FOLLOWING:

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                           -----------------------
                                                                                       2004           2003            2002
                                                                                       ----           ----            ----
                                                                                   REPORTED                 ADJUSTED
                                                                                   --------           --------------------
                                                                                               NIS (THOUSANDS)
                                                                                   ---------------------------------------
              CONTINUING OPERATIONS:

              Revenues from long-term contracts                                          --             --           1,509
              General and administrative expenses (I)                                 4,812          6,843           9,469
              Project costs (coordination, supervision and aviation services)
                charged to cost of the fixed asset (II)                               1,956            979              74
              Cost of construction of the Arena, charged to the cost of the
                fixed assets                                                          7,800        154,039              --
              DISCONTINUING OPERATION:
              Other income                                                               --             --           1,729


              (I) INCLUDES:

                     A.    BENEFITS GRANTED TO RELATED PARTIES, AS FOLLOWS:

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                          -----------------------
                                                                                     2004           2003            2002
                                                                                     ----           ----            ----
                                                                                    REPORTED             ADJUSTED
                                                                                    --------        --------------------
                                                                                              NIS (THOUSANDS)
                                                                                    ------------------------------------
                           PAYMENTS TO DIRECTORS:
                           Non-employee -
                             Cost                                                      272            310           1,062
                                                                                     =====          =====           =====
                            Number of recipients                                         4              4               4
                                                                                     =====          =====           =====
                           Employed -
                             Cost                                                    2,823          3,386           4,500
                                                                                     =====          =====           =====
                            Number of recipients                                         2              2               2
                                                                                     =====          =====           =====
                    B.     PARTICIPATION IN JOINT EXPENSES, NET
                             (SEE NOTE 16A.(4))                                        925          2,080           3,120
                                                                                     =====          =====           =====

              (II)         See Note 16 A. (6) above and item (6) below.

                                                                 Elscint Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - TRANSACTIONS WITH RELATED PARTIES (CONT'D)

A.    TRANSACTIONS WITH RELATED PARTIES (CONT'D)

      (2) As for shares and options allotted to interested parties - See Note 17B. above.

      (3) The directors and officers of the Company and its subsidiaries are covered by insurance of up to $40.0 million (for event and for the period) within the framework of a joint insurance policy valid through October 2005 for the EIL Group companies. The Company bears its relative share (33%) of the insurance cost.

      (4)   Indemnification to directors- See Note 16 C. (1), above.

      (5) EIL acquired "Run off" coverage for itself, EMI and the Company, up to a limit of $20.0 million beyond the coverage of $40.0 million included in the additional policies, through September 2006. The premium for this coverage would be $810.0 thousand for the entire six years (33% for each company). This insurance covers officers in respect of events occurring prior to May 1999 so long as unreported and unknown in May 1999.

      (6) Subsidiaries of the Company receive, from time to time, aviation services from Jet Link Ltd. (a company controlled by Control Centers) in consideration for a payment based on the latter's price list, net of a discount of at least 5%.

      (7) The Company leases office space from Control Centers at market prices.

B.    BALANCES WITH RELATED PARTIES

                                         DECEMBER 31,  DECEMBER 31,
                                            2004          2003
                                          REPORTED      ADJUSTED
                                          --------      --------
                                             NIS (THOUSANDS)
                                          ----------------------
ASSETS
Receivables and other debit balances         2,449         3,945

LIABILITIES
Accounts payable - trade                       307         4,276
Payable and other credit balances              331         1,861

C.    Commitments - see Note 16A., above.

D.    Liens and guarantees - see Note 16D., above.

E. The Group companies conduct business (the receipt of credit, deposit and management of security portfolio transactions) with a bank, being a related party of the Company. As these transactions are executed in the ordinary course of business and under customary market terms and conditions, no segregation has been made in respect thereof and no disclosure has been provided thereto in the financial statements.

                                                                 Elscint Limited


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 20 - BUSINESS SEGMENTS

A.    PRIMARY REPORTING

                                                                           COMMERCIAL
                                                                              AND
                                                                          ENTERTAINMENT      ASSET    VENTURE CAPITAL
                                                              HOTELS         CENTER         LEASING     INVESTMENTS     CONSOLIDATED
                                                              ------         ------         -------     -----------     ------------
                                                                                   REPORTED NIS (THOUSANDS)
                                                                                   ------------------------
YEAR ENDED DECEMBER 31, 2004:
REVENUES                                                       218,365         55,263         13,238            --         286,866
                                                            ==========      =========      =========     =========      ==========
OPERATING INCOME (LOSS) BY SEGMENT                              10,171        (26,156)        10,063          (179)         (6,101)
                                                            ==========      =========      =========     =========
Less unallocated general and administrative expenses:                                                                      (15,493)
                                                                                                                         ---------
OPERATING LOSS BEFORE FINANCE EXPENSES, NET                                                                                (21,594)
Finance expenses, net                                                                                                      (34,805)
                                                                                                                         ---------
OPERATING LOSS AFTER FINANCE EXPENSES, NET                                                                                 (56,399)
Other expenses, net                                                                                                         (9,361)
                                                                                                                         ---------
LOSS BEFORE INCOME TAXES                                                                                                   (65,760)
Tax benefits                                                                                                                  (647)
                                                                                                                         ---------
LOSS AFTER INCOME TAXES                                                                                                    (65,113)
Share in loss of an associated company                              --             --             --        (6,611)         (6,611)
                                                            ==========      =========      =========     =========
Minority interest in profit of  a subsidiary                                                                                  (724)
                                                                                                                         ---------
LOSS FROM CONTINUING OPERATIONS                                                                                            (72,448)
NET PROFIT FROM DISCONTINUING OPERATION                                                                                     11,067
                                                                                                                         ---------
LOSS                                                                                                                       (61,381)
                                                                                                                         =========

PURCHASE COST OF SEGMENT FIXED AND INTANGIBLE ASSETS (*)       171,643         24,843             --            --
                                                            ==========      =========      =========     =========
DEPRECIATION AND AMORTIZATION OF SEGMENT ASSETS                 38,674         33,801          2,895            --
                                                            ==========      =========      =========     =========
PROVISION FOR IMPAIRMENT OF INVESTMENTS AND ASSETS              10,025             --             --            --
                                                            ==========      =========      =========     =========
DECEMBER 31, 2004:
SEGMENT ASSETS (*)                                           1,522,842        616,838        129,914            --       2,269,594
                                                            ==========      =========      =========     =========
EQUITY METHOD INVESTMENT                                            --             --             --        17,579          17,579
                                                            ==========      =========      =========     =========
UNALLOCATED ASSETS                                                                                                         263,783
                                                                                                                         ---------
                                                                                                                         2,550,956
                                                                                                                         =========

SEGMENT LIABILITIES                                             45,352         14,622          8,311            --          68,285
                                                            ==========      =========      =========     =========
UNALLOCATED LIABILITIES                                                                                                  1,599,791
                                                                                                                         ---------
                                                                                                                         1,668,076
                                                                                                                         =========

(*) In respect of assets under construction - See Note 9A. above.

                                                                 Elscint Limited


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 20 - BUSINESS SEGMENTS (CONT'D)

A.    PRIMARY REPORTING (CONT'D)

                                                                           COMMERCIAL
                                                                               AND
                                                                          ENTERTAINMENT     ASSET     VENTURE CAPITAL
                                                              HOTELS         CENTER        LEASING      INVESTMENTS    CONSOLIDATED
                                                              ------         ------        -------      -----------    ------------
                                                                                 ADJUSTED NIS (THOUSANDS)
                                                                                 ------------------------
YEAR ENDED DECEMBER 31, 2003:
REVENUES                                                       189,205         20,106         13,495            --        222,806
                                                            ==========     ==========     ==========    ==========     ==========
OPERATING INCOME (LOSS) BY SEGMENT                                (510)       (15,526)         9,985        (2,176)        (8,227)
                                                            ==========     ==========     ==========    ==========
Less unallocated general and administrative expenses:                                                                     (15,791)
                                                                                                                       ----------
OPERATING LOSS BEFORE FINANCE EXPENSES, NET                                                                               (24,018)
Finance expenses, net                                                                                                     (41,262)
                                                                                                                       ----------
OPERATING LOSS AFTER FINANCE EXPENSES, NET                                                                                (65,280)
Other expenses, net                                                                                                       (16,176)
                                                                                                                       ----------
LOSS BEFORE INCOME TAXES                                                                                                  (81,456)
Tax benefits                                                                                                               (8,384)
                                                                                                                       ----------
LOSS AFTER INCOME TAXES                                                                                                   (73,072)

Share in loss of an associated company                              --             --             --        (7,019)        (7,019)
                                                            ==========     ==========     ==========    ==========
Minority interest in loss of a subsidiary                                                                                     746
                                                                                                                       ----------
LOSS FROM CONTINUING OPERATIONS                                                                                           (79,345)

NET PROFIT FROM DISCONTINUING OPERATION                                                                                    12,972
                                                                                                                       ----------
LOSS                                                                                                                      (66,373)
                                                                                                                       ==========
PURCHASE COST OF SEGMENT FIXED AND INTANGIBLE ASSETS (*)       173,744        214,560          2,186            --
                                                            ==========     ==========     ==========    ==========
DEPRECIATION AND AMORTIZATION OF SEGMENT ASSETS                 34,619         14,938          2,994            17
                                                            ==========     ==========     ==========    ==========
PROVISION FOR IMPAIRMENT OF INVESTMENTS AND ASSETS              25,757         14,660             --            --
                                                            ==========     ==========     ==========    ==========
DECEMBER 31, 2003:
SEGMENT ASSETS (*)                                           1,290,092        640,874        119,979            34      2,050,979
                                                            ==========     ==========     ==========    ==========
EQUITY METHOD INVESTMENT                                            --             --             --        24,340         24,340
                                                            ==========     ==========     ==========    ==========
UNALLOCATED ASSETS                                                                                                        373,130
                                                                                                                       ----------
                                                                                                                        2,448,449
                                                                                                                       ==========
SEGMENT LIABILITIES                                             53,147         16,277          7,718           431         77,573
                                                            ==========     ==========     ==========    ==========
UNALLOCATED LIABILITIES                                                                                                 1,424,678
                                                                                                                       ----------
                                                                                                                        1,502,251
                                                                                                                       ==========

(*) In respect of assets under construction - See Note 9 A., above.

                                                                 Elscint Limited


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 20 - BUSINESS SEGMENTS (CONT'D)

A.    PRIMARY REPORTING (CONT'D)

                                                                          COMMERCIAL
                                                                              AND
                                                                         ENTERTAINMENT VENTURE CAPITAL
                                                              HOTELS        CENTER       INVESTMENTS      OTHER        CONSOLIDATED
                                                              ------        ------       -----------      -----        ------------
                                                                                    ADJUSTED NIS (THOUSANDS)
                                                                                    ------------------------
YEAR ENDED DECEMBER 31, 2002:
REVENUES                                                       206,679             --            --          1,509        208,188
                                                            ==========     ==========    ==========     ==========     ==========
OPERATING INCOME (LOSS) BY SEGMENT                                  20             --        (3,857)          (390)        (4,227)
                                                            ==========     ==========    ==========     ==========
Less unallocated general and administrative expenses:                                                                     (17,034)
                                                                                                                       ----------
OPERATING LOSS BEFORE FINANCE INCOME, NET                                                                                 (21,261)
Finance income, net                                                                                                        12,805
                                                                                                                       ----------
OPERATING LOSS AFTER FINANCE INCOME, NET                                                                                   (8,456)
Other expenses, net                                                                                                       (21,502)
                                                                                                                       ----------
LOSS BEFORE INCOME TAXES                                                                                                  (29,958)
Tax benefits                                                                                                               (5,221)
                                                                                                                       ----------
LOSS AFTER INCOME TAXES                                                                                                   (24,737)
Share in loss of an associated company                              --             --        (2,847)            --         (2,847)
                                                            ==========     ==========    ==========     ==========
Minority interest in loss of a subsidiary                                                                                     879
                                                                                                                       ----------
LOSS FROM CONTINUING OPERATIONS                                                                                           (26,705)

NET PROFIT FROM DISCONTINUING OPERATION                                                                                    88,983
                                                                                                                       ----------
NET PROFIT                                                                                                                 62,278
                                                                                                                       ==========
PURCHASE COST OF SEGMENT FIXED AND INTANGIBLE ASSETS (*)        51,114        118,470         4,801             --
                                                            ==========     ==========    ==========     ==========
DEPRECIATION AND AMORTIZATION OF SEGMENT ASSETS                 36,583             --            65             11
                                                            ==========     ==========    ==========     ==========
PROVISION FOR IMPAIRMENT OF INVESTMENTS AND ASSETS              16,019             --            --             --
                                                            ==========     ==========    ==========     ==========
DECEMBER 31, 2002:
SEGMENT ASSETS (*)                                       (*) 1,192,190    (*) 448,392         1,346             --      1,641,928
                                                            ==========     ==========    ==========     ==========
EQUITY METHOD INVESTMENT                                            --             --        31,897             --         31,897
                                                            ==========     ==========    ==========     ==========
UNALLOCATED ASSETS                                                                                                        723,459
                                                                                                                       ----------
                                                                                                                        2,397,284
                                                                                                                       ==========

IDENTIFIABLE LIABILITIES                                        52,702             --           576          3,163         56,441
                                                            ==========     ==========    ==========     ==========
UNALLOCATED LIABILITIES                                                                                                 1,338,689
                                                                                                                       ----------
                                                                                                                        1,395,130
                                                                                                                       ==========

(*) In respect of assets under construction - See Note 9 A., above.

                                                                 Elscint Limited


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 20 - BUSINESS SEGMENTS (CONT'D)

B.    SECONDARY REPORTING

                                            YEAR ENDED DECEMBER 31,
                                            -----------------------
                                         2004         2003        2002
                                         ----         ----        ----
                                       REPORTED           ADJUSTED
                                       --------      -------------------
                                                NIS (THOUSANDS)
                                       ---------------------------------
REVENUES BY GEOGRAPHICAL MARKETS:
Western Europe                           203,615     181,668     170,326
Eastern and central Europe                25,908      19,250      34,725
Israel                                    55,263      20,106       1,509
Others                                     2,080       1,782       1,628
                                         -------     -------     -------
                                         286,866     222,806     208,188
                                         =======     =======     =======

PURCHASE COST OF SEGMENT FIXED AND
  INTANGIBLE ASSETS:

Western Europe                           154,185     159,784      40,668
Eastern and central Europe                17,459      16,141      10,397
Israel                                    24,842     214,559     123,271
Others                                        --           6          49
                                         -------     -------     -------
                                         196,486     390,490     174,385
                                         =======     =======     =======

                                     DECEMBER 31,
                                     ------------
                                 2004           2003
                               REPORTED       ADJUSTED
                               --------       --------
                                    NIS (THOUSANDS)
                               -----------------------
SEGMENT ASSETS:
Western Europe                 1,338,694     1,140,612
Eastern and central Europe       308,761       264,396
Israel                           634,417       665,248
Others                             5,301         5,063
                               ---------     ---------
                               2,287,173     2,075,319
                               =========     =========

NOTE 21 - DISCONTINUING OPERATION

A. On December 31, 2002 the Company sold to a third party (the "Purchaser") (on the basis of an agreement signed on November 13, 2002) all the manufacturing, assembling, engineering and integrating of assemblies and sub assemblies (mainly for medical imaging equipment) which were preformed through its Ma'alot facility in northern Israel ("the Plant"). The Company sold to the Purchaser the Plant's assets as defined in the agreement. In addition, the Purchaser assumed certain liabilities in respect of the Plant save for those relating to claims pertaining to events or circumstances which occurred or arose prior to consummation, as defined in the agreement. The consideration was determined based on the net book value of the transferred assets as recorded in the Plant's financial statements as of December 31, 2002 with an addition of a fixed amount in respect of the goodwill. As to indemnity granted to Purchaser by the Company - See Note 16C. (3), above.

      Upon consummation, of the transaction, the Company's activity in the medical imaging area, in general and in the assemblies and sub-assemblies segment, in particular, has effectively ceased. Assets and liabilities, which relate to the discontinuing operation, were included in the balance sheet under separate categories - "assets/liabilities relating to discontinuing operation". The transactions and cash flows relating to the aforesaid operation were included in the statements of operations and cash flows under a separate category - "income from discontinuing operation" and - "cash flows related to discontinuing operation", respectively.

                                                                 Elscint Limited


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 21 - DISCONTINUING OPERATION DISCLOSURE (CONT'D)

A.    (CONT'D)

      Balances included in the statement of operations and/or dispositions in balance sheet items through the reported years, reflect primarily settlements or resolution of disputes and/or lawsuits and/or certain claims relating to the medical imaging businesses as well as to the assemblies and sub-assemblies business.

B. FOLLOWING IS THE BREAKDOWN OF ASSETS, LIABILITIES, INCOME AND EXPENSES RELATING TO DISCONTINUING OPERATION:

                                                           DECEMBER 31,    DECEMBER 31,
                                                              2004            2003
                                                              ----            ----
                                                            REPORTED        ADJUSTED
                                                            --------        --------
                                                                  NIS (THOUSANDS)
                                                            -------------------------
CURRENT ASSETS - Other accounts receivable                      2,577           3,026
LONG-TERM RECEIVABLES AND INVESTMENTS                          12,123          13,202
                                                               ------          ------
                                                               14,700          16,228
                                                               ======          ======

CURRENT LIABILITIES - Payble and other credit balance          71,410          82,166
LONG-TERM LIABILITIES                                              --              51
                                                               ------          ------
                                                               71,410          82,217
                                                               ======          ======

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                             2004         2003         2002
                                                             ----         ----         ----
                                                           REPORTED           ADJUSTED
                                                           --------       -------------------
                                                                     NIS (THOUSANDS)
                                                           ----------------------------------
Revenues                                                         --           --      422,056
Cost of revenus                                                  --           --      370,148
                                                             ------       ------       ------
                                                                 --           --       51,908
Selling and marketing expenses                                   --           --        1,075
General and administrative expenses                              --           --        8,580
                                                             ------       ------       ------
OPERATING PROFIT BEFORE FINANCE INCOME (EXPENSES), NET           --           --       42,253
Finance income (expenses), net                                2,512        6,463       (5,625)
Other income, net                                             8,555        6,509       15,206
                                                             ------       ------       ------
                                                             11,067       12,972       51,834
Gain on sale of activity                                         --           --       37,149
                                                             ------       ------       ------
NET PROFIT FROM DISCONTINUING OPERATION                      11,067       12,972       88,983
                                                             ======       ======       ======

NOTE 22 - FINANCIAL INSTRUMENTS

A.    SWAP TRANSACTIONS

      (i) SHH has entered into a Swap transaction with a foreign bank (which granted SHH a variable-interest bearing loan), with respect to the interest rate on the loan principal, namely the determination thereof at a fixed 5.8% interest rate through 2027. The Company's share in the principal amount of the loan and in the fair value of the transaction as of December 31, 2004, based on the market valuation of transactions similar thereto (considering all terms and conditions thereof), totals L 17.0 million and L 0.2 million, respectively.

      (ii) Two companies within the B.H. Group have entered into a Swap transaction with a foreign financial institution (which granted thereto a variable-interest bearing loan), with respect to the interest rate on the loan principal, namely the determination thereof at a fixed 5.1% interest rate through 2009. The Company's share in the principal amount of the loan and in the fair value of the transaction as of December 31, 2004, based on the market valuation of transactions similar thereto (considering all terms and conditions thereof), totals E 36.0 million and E 0.6 million, respectively.

                                                                 Elscint Limited


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 22 - FINANCIAL INSTRUMENTS  (CONT'D)

B.    FAIR VALUE OF FINANCIAL INSTRUMENTS

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

      The fair value of long-term accounts receivable, deposits and long-term liabilities is ordinarily based on the present value of future receipts and disbursements, discounted by the interest rate applicable to the Company's lending or borrowing activities under similar terms as of the balance sheet date, and it is not less than as presented in the financial statements.

      As for the presentation of long-term balances not under market conditions
      - See Note 2 J., above.

      Derivative financial instruments having an active market were valued based on market value.

C.    CONCENTRATION OF CREDIT RISKS

      Cash and deposits in Israel and abroad are deposited in banks.

      Investments in marketable securities - as for the composition of short-term and long-term investments - see Notes 4 and 8, above.

      Investments in marketable securities, are exposed to market-price fluctuation. The capital markets are subject to changes deriving from events, of which are not controlled by the Group companies. Such changes may have an impact on the value of these investments upon realization.

      Due to their nature, the Group companies are not materially exposed to credit risks stemming from dependence on a given customer. The Group companies examine on an ongoing basis the volume of the credit extended to their customers and, accordingly, record a provision for doubtful accounts based on those factors affecting credit risks of certain customers in their opinion.

      Long term receivable - See Note 7A., above.

D.    INTEREST RATE RISKS - See Notes 3, 4, 7, 11 and 13 above.