Form 20-F/A
period 2004-12-31
ELSCINT LTD
filed 2005-07-14
CIK 32522

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 20-F/A
                                Amendment No. 1

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 17,493,143

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: YES [X] No [_]

Indicate by check mark which financial statement item the registrant has elected to follow: ITEM 17 [_] ITEM 18 [X]

================================================================================

                                EXPLANATORY NOTE

This Form 20-F/A is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed by Elscint Limited (the "Company") on June 30, 2005 (the "Form 20-F"), as amended on July 14, 2005 (the "Form 20-F/A"), in the following way:

   o to add pages F-66 to F-90 which were inadvertently omitted from the Form 20-F.

Except for the above amendment no changes have been made to the financial statements of the Company as contained in the Form 20-F.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend or update the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

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

4.10(6) Credit Agreement dated December 16, 2003 between Riverbank Hotel Holding B.V. and Bank Hapoalim B.M. with respect to repayment of a short-term facility and construction of the hotel.

8.1(6)      List of subsidiaries.

10.1(*)     Consent of Brightman Almagor & Co.

10.2(*)     Consent of Mazars Paardekooper Hoffman.

10.3(*)     Consent of Kost Forer Gabbay & Kasierer.

11(6)       Code of Ethics and Business Conduct.

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

         (6) Previously filed as an exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2004, file No. 2-44872, filed with the SEC on June 30, 2005 and incorporated by reference herein.

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

         Date: July 14, 2005

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

4.10(6) Credit Agreement dated December 16, 2003 between Riverbank Hotel Holding B.V. and Bank Hapoalim B.M. with respect to repayment of a short-term facility and construction of the hotel.

8.1(6)      List of subsidiaries.

10.1(*)     Consent of Brightman Almagor & Co.

10.2(*)     Consent of Mazars Paardekooper Hoffman.

10.3(*)     Consent of Kost Forer Gabbay & Kasierer.

11(6)       Code of Ethics and Business Conduct.

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

         (6) Previously filed as an exhibit to Elscint's Annual Report on Form 20-F for the year ended December 31, 2004, file No. 2-44872, filed with the SEC on June 30, 2005 and incorporated by reference herein.

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

Consolidated Balance Sheets                                                F-6-7

Consolidated Statements of Operations                                        F-8

Statements of Shareholders' Equity                                           F-9

Consolidated Statements of Cash Flows                                    F-10-12

Notes to the Consolidated Financial Statements                           F-13-89

Appendix                                                                    F-90

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

      Long term receivable - See Note 7A., above.

D.    INTEREST RATE RISKS - See Notes 3, 4, 7, 11 and 13 above.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 23 - MATERIAL SUBSEQUENT EVENTS (UN AUDITED)

A. Notice of cooperation between Gamida and Teva, of February 2005 - see Note 8A.(1)b., above

B. Submission of a bid to participate in a tender published by the Second Television and Radio Authority, by the Company and EMI (25% each), of January 2005 - see Note 16A.(3), above. In April 2005, the Second Television and Radio Authority informed our joint-venture (50%), established for the purpose of submitting the abovementioned bid, that it was not included among the winning groups un the tender.

C. With regard to a lawsuit filed by an employee of the EIL Group against companies in the Control Centers Group, of March 2005, the outcome of which may have an effect on the assets of the Company - see Note 16B.(7), above.

D. In may 2005 the Company and the Israeli Tax Authorities agreed on final tax assessments for the years 1999-2002, the outcome of which has resulted in (i) a decrease in the valuation allowance in respect of carry forword losses, in the amount of NIS 80.0 million; and (ii) an additional payment of NIS 3.0 million for which a provision has been recoeded in these financial statements (see Note 16C.(4)a.).

E. In May 2005, the Company completed the acquisition of 100% of the equity and voting rights of Mango, the Israeli distributor and retailer of the internationally renowned retail brand name MANGO-MNG(TM) (see Note 16A.(7), above).


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS

A. The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain significant respects from those generally accepted in the United States ("U.S. GAAP"), as follows:

      1.    EFFECT OF INFLATION

            IN ACCORDANCE WITH ISRAELI GAAP:

            Through December 31, 2003, the Company's financial statements were prepared in adjusted values (in NIS of constant purchase power), on the basis of changes in the consumer price index ("Inflation" and "CPI"), in accordance with Opinions No. 36 and 50 of the ICPAI ("Opinion 36" and "Opinion 50"). On January 1, 2004, Accounting Standard No. 12 of the IASB came into effect ("Standard 12"). In accordance with the provisions of Standard 12, adjustment of financial statements to the inflation shall cease commencing January 1, 2004, with adjusted amounts of non-monetary items which were included in the balance sheet of December 31, 2003, are to be used as the basis for the nominal financial reporting as and from January 1, 2004. Amounts presented in the financial statements for periods commencing January 1, 2004 were, therefore, included in values to be hereinafter referred to as "Reported amounts". For the basis of presentation and principles of the adjustment - see Note 2A., above.

            IN ACCORDANCE WITH U.S. GAAP:

            The financial statements should be expressed in nominal historical terms.

            As permitted by the United States Securitities and Exchange Commission rules for foreign private issuers whose financial statements comprehensively include the effects of inflation, price level adjustments have not been reversed in the reconciliation of Israeli GAAP to the U.S. GAAP financial statements.

      2.    JOINTLY CONTROLLED COMPANIES

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


            IN ACCORDANCE WITH ISRAELI GAAP:

            In accordance with the provisions set forth in Opinion No. 57, issued by the ICPAI, jointly controlled companies are included, in the consolidated financial statements, in accordance with the "proportionate consolidation method".

            IN ACCORDANCE WITH U.S. GAAP:

            Investments in jointly controlled companies are accounted for by the equity method. However, use of the proportionate consolidation method is permitted by Securities and Exchange Commission rules for a foreign issuer. Use of proportionate consolidation does not have any effect on the net income (loss) and/or shareholders' equity. Differences in classifications or display of items in the balance sheet, in the statement of operations and in the statement of cash flows, that result from using proportionate consolidation, are not required to be included in the reconciliation to the U.S. GAAP financial statements. However, summarized data on a pro forma basis, regarding reporting differences between the proportionate consolidation method and the equity method, is provided in B4 below.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.    MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

      3.    DEFERRED TAXES

            (A)   DEFERRED TAXES IN RESPECT OF INFLATION ADJUSTMENTS

                  IN ACCORDANCE WITH ISRAELI GAAP:

                  Deferred taxes in respect of inflation adjustments to fixed assets are provided only to the extent that such fixed assets are depreciated over a period not exceeding 20 years. As for Accounting Standard No. 19 - "Income Taxes", the initial implementation of which (mainly for the initial inclusion of deferred taxes in respect of inflation-adjustment component for land and buildings), is required for financial statements for periods commencing on or after January 1, 2005 - see Note 2U., above.

                  IN ACCORDANCE WITH U.S. GAAP:

                  Deferred taxes are provided on all such inflation adjustments, to the extent that they are temporary differences, regardless of the period through which they will be depreciated or when they will be deductible for tax purposes.

            (B)   DEFERRED TAXES IN RESPECT OF BUSINESS COMBINATION

                  IN ACCORDANCE WITH ISRAELI GAAP:

                  Through December 31, 2004, deferred taxes are recorded for differences between the assigned value, at the acquisition date, and the book value for tax purposes, of identifiable assets and liabilities of subsidiaries, upon acquisition of the investment therein, except for assets for which depreciation is not allowable for tax purposes (e.g. land and similar assets). As from January 1, 2005 deferred tax will be recorded for such differences which were out of the scope of the accounting principles which were in effect through December 31, 2004, as mentioned above (including land and the same) as long as such differences relate to transactions occur as of that date and thereafter.

                  IN ACCORDANCE WITH U.S. GAAP:

                  Deferred taxes are recorded for temporary differences mentioned in the preceding paragraph, in respect of assets whether or not their depreciation is allowed for tax purposes.

            (C)   INITIAL RECOGNITION OF AN ASSET OR LIABILITY

                  Temporary differences which arise on initial recognition of an asset or a liability, such as an event that part of the cost of an asset is not deductible for tax purposes.

                  IN ACCORDANCE WITH ISRAELI GAAP:

                  It is not allowed to recognize deferred tax asset or liability, on initial recognition or subsequently, when temporary differences generated upon initial recognition of goodwill or upon transaction not in respect with a business combination, and that which at the initial recognition thereof had no effect on the accounting or tax net income.

                  IN ACCORDANCE WITH U.S. GAAP:

                  EITF 98-11 addresses recognition of deferred taxes and requires that an enterprise recognize a deferred tax liability or asset for all temporary differences. Thus, even if the transaction is not a business combination, and affects neither accounting income nor taxable income, an enterprise would recognize the resulting deferred tax liability or asset and adjust the carrying amount of the asset or liability by the same amount.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.    MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

      4.    INVESTMENT IN PARENT COMPANY'S SHARES

            IN ACCORDANCE WITH ISRAELI GAAP:

            Investment in shares not designated by management for sale in the short term and which are not part of the company's liquid resources, are presented, as an asset, at their cost. Gain (loss) from realization of such shares is charged to the statement of operation as incurred.

            IN ACCORDANCE WITH U.S. GAAP:

            Investments by a subsidiary in the shares of its parent company are treated as "treasury stock" in the subsidiary's books of accounts. Accordingly, such investments are carried at cost and reported as a deduction from the shareholders capital stock (equity) in the balance sheet. Gain (loss) from realization of such shares is charged directly to the "treasury stock" within the shareholders equity.

      5.    IMPLEMENTATION OF THE EQUITY METHOD

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

            (2) Goodwill related to equity method investees is not amortized (as from January 1,2002 and thereafter), but is tested for impairment under the provisions of APB 18.

            (3) The increase in the Company's share in the development stage investee's net asset value is charged directly to shareholders' equity.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.    MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

      6.    CAPITALIZATION OF FINANCE COSTS

            IN ACCORDANCE WITH ISRAELI GAAP:

            The amount of finance costs to be capitalized for qualifying assets, is that portion of the finance cost in real terms, including exchange rate differences, incurred during the assets' construction period.

            IN ACCORDANCE WITH U.S. GAAP:

            Finance costs, which are eligible for capitalization for qualifying assets, include only interest costs, and do not include exchange rate differences (gains or losses).

      7.    IMPAIRMENT LOSS OF LONG LIVED ASSETS AND INVESTMENTS

            Throughout the process of assessing the need for recording an impairment loss, the Company considers certain indicators, so as to trigger an impairment review, that include, among others, the following: (i) a material adverse industry or economic trend; (ii) significant under-performance relative to historical or projected and expected operating results; (iii) a significant change in the manner in which an asset is used, or is supposed to or intended to be used; (iv) significant changes, with an adverse effect, in the market, economic or legal environment in which each asset is operating and/or in which we own or lease real estate; (v) an accumulation of costs significantly in excess of the amount originally expected to be used for the construction, operation and/or holding of an asset; and (vi) various other indications as to the fair value of assets in their respective active market.

            IN ACCORDANCE WITH ISRAELI GAAP:

            As from January 1, 2003, the impairment review for such assets is based on the assets estimated net selling price or the estimated value in use, based on discounted cash flows expected to be generated by those assets, whichever is higher (through December 31, 2002, no GAAP differences were existed - see Note 2N., above).

            According to the provisions set forth in statement No. 68 of the ICPAI (which were in effect through December 31, 2002), in case of a decline in value (other than of a temporary nature) that causes the fair value of an investment in an autonomous foreign investee company (including, subsidiaries) to be less than its carrying amount, a provision for the decline in fair value was provided.

            Goodwill is amortized over its estimated useful life, and is reviewed periodically, for impairment.

            IN ACCORDANCE WITH U.S. GAAP:

            The impairment review for such assets that are held for use is based on undiscounted future cash flows expected from the holding and use of these assets in accordance with SFAS 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets").

            The principles set forth in APB 18, in respect of fair value measurement and loss recognition for a decline in an investment's value, refers to investments in associated companies only. Tests and measurements for impairment of the company's share in subsidiary's equity are performed on a consolidated basis and is covered by provisions, included in other statements for measuring assets and/or liabilities.

            Goodwill determined to have an indefinite useful life acquired in a purchase business combination, is not amortized, but is tested for impairment, at least annually, together with the entire investment, as a whole.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.    MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

      8.    INVESTMENT IN INVESTEE COMPANIES

            (A) REALIZATION OF CAPITAL RESERVE FROM TRANSLATION ADJUSTMENT AS A RESULT OF IMPAIRMENT LOSS RECOGNITION

                  IN ACCORDANCE WITH ISRAELI GAAP:

                  Such an impairment loss is to be charged directly against any credit balance in the capital reserves for translation adjustments, previously recorded in respect of this investment. Commencing January 1, 2003, (the date a new accounting standard regarding Impairment of assets became effective in Israel) such a decline in value is charged directly to the statement of operations. Thus, as from that date no difference between Israeli GAAP and U.S. GAAP regarding this issue, exists.

                  IN ACCORDANCE WITH U.S. GAAP:

                  Capital reserves for translation adjustments are realized only upon sale or upon complete (or substantially complete) liquidation of an investment in a foreign entity. Realization of such capital reserve as a result of recording a provision for a decline in fair value is prohibited.

            (B) REALIZATION OF CAPITAL RESERVE FROM TRANSLATION ADJUSTMENTS AS A RESULT OF A REPAYMENT OF MONETARY BALANCES OF A CAPITAL NATURE

                  IN ACCORDANCE WITH ISRAELI GAAP:

                  The accumulated translation adjustment relating to such monetary balances is released to the statement of operations.

                  IN ACCORDANCE WITH U.S. GAAP:

                  Capital reserves for translation adjustments are realized only upon sale or upon complete (or substantially complete) liquidation of the investment in the foreign entity. Realization of such capital reserve, as a result of a repayment of a monetary balance of a capital nature, is prohibited.

            (C)   AMORTIZATION AND TEST FOR IMPAIRMENT OF GOODWILL

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

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.    MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

      9.    DERIVATIVE FINANCIAL INSTRUMENTS

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

      10.   GAIN RECOGNITION

            As for the description of the sale of plant - see note 21.A.

            IN ACCORDANCE WITH THE ISRAELI GAAP:

            A gain from a sale transaction is recognized only after providing an acceptable level of assurance of the existence and the amount of the gain. Gain generation process is deemed to be culminated when: (i) realized (assets are exchanged for cash or claim to cash) or realizable (ii) the seller has substantially accomplished what it must do in order to be entitled to the benefits represented by the gain. Gain from business' sale transactions should be recognized, generally, when the following conditions have been satisfied: (i) the seller has transferred to the buyer the significant risks and rewards of ownership; (ii) the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the assets/business sold; (iii) any major uncertainties as to ultimate realization of profit have been removed and the amount of the gain can be measured reliably; and (iv) it is probable that the economic benefits associated with the transaction will flow to the seller and the collection of the sale price is reasonably assured. In light of the above mentioned, the gain was recognized in the Company's 2002 financial statements.

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

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.    MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

      11.   OTHER DIFFERENCES

            (A)   TRANSLATION OF PROFIT AND LOSS ITEMS

                  IN ACCORDANCE WITH THE ISRAELI GAAP:

                  As from January 1, 2004 revenues and expenses of foreign operations constituting "autonomous foreign entities", are translated based on exchange rate as at the date of transaction or cash flow, as the case may be, or for sake of practicality, using the average exchange rate for the period; thus, as for that date no differences between Israeli GAAP and U.S. GAAP, exists. Principles used through December 31, 2003 provided for translation of all items of the "autonomous foreign entities" financial statements, based on "closing rates".

                  IN ACCORDANCE WITH U.S. GAAP:

                  In accordance with SFAS No. 52, the transactions included in the statement of operations of an "autonomous foreign entity," are translated at the actual transaction rates or the average rate for the period, for all reported years included in these financial statements.

            (B)   START-UP COSTS

                  IN ACCORDANCE WITH ISRAELI GAAP:

                  (i) Pre-operating costs in respect of hotels operations are stated at cost and amortized over a three-year period from commencement of full scale operations.

                  (ii) Initiation costs of projects which do not meet capitalization criteria (see Note 2I. above) are included as operating expenses.

                  IN ACCORDANCE WITH U.S. GAAP:

                  In accordance with the Statement of Position ("SOP") 98-5 "Reporting on the Costs of Start-up Activities", all costs of start-up activities (pre-opening, pre-operating and organizational costs) are expensed, within operating expenses, as incurred.

            (C)   MARKETABLE SECURITIES

                  IN ACCORDANCE WITH ISRAELI GAAP:

                  Investments in marketable securities, designated by management for sale in the short term, are included in current assets at their market value at the balance-sheet date. Changes in value are charged to the statement of operations, as incurred.

                  IN ACCORDANCE WITH U.S. GAAP:

                  In accordance with SFAS No. 115, marketable securities that are acquired and held principally for the purpose of selling them within the near future, are classified as trading securities and are reported at their fair value. Unrealized gains and losses in respect of such securities, are included in the statement of operations. Marketable securities not classified as trading securities, are classified as available-for-sale securities and are reported at their fair value. Unrealized gains and losses in respect of such securities, are included in a separate item within the shareholders' equity and

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                  reported as other comprehensive income. Held-to-maturity securities are debt securities for which the Company has the intent and ability to hold to maturity. Losses resulting from other-than-temporary impairment, are included in the statement of operations as incurred.

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.    MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

      11.   OTHER DIFFERENCES (CONT'D)

            (D)   CAPITALIZATION OF RENT COSTS

                  IN ACCORDANCE WITH ISRAELI GAAP:

                  Rent costs incurred during the construction period have been capitalized to the cost of the assets.

                  IN ACCORDANCE WITH U.S. GAAP:

                  There are two acceptable methods to account for rent costs incurred during the construction period as follows: (i) to expense these costs as incurred in the period they are recognized (the "Expense Method"); or (ii) to capitalize these costs to the cost of the assets (the "Capitalization Method"). The Company applies for U.S. GAAP purposes the Expense Method.

      12. PRINCIPLES OF CONSOLIDATION IN RESPECT OF "VARIABLE INTEREST ENTITIES" ("VIE")

            IN ACCORDANCE WITH ISRAELI GAAP:

            Statement of Opinion No. 57 of the ICPAI, which constitutes the sole prevailing pronouncement for consolidation principles in Israel, does not deal with control achieved through means other than voting rights.

            IN ACCORDANCE WITH U.S. GAAP:

            Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51", provides a new framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities and results of operations of a VIE in its consolidated financial statements. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues.

            An entity is considered as a VIE when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties; or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity; (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity or investment is deemed to be a VIE, an enterprise that absorbs a majority of the expected losses of the VIE or receives a majority of the residual returns (if no other variable interests absorb majority of the VIE's losses), or both, is considered the "primary beneficiary" and must consolidate the VIE.

            FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the provisions of FIN 46, as revised, were adopted as of December 31, 2004. The adoption of the provisions applicable to variable interests did not have a significant impact on the Company's consolidated financial position, consolidated results of operations, or liquidity.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.    MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

      13.   EARNINGS PER SHARE

            IN ACCORDANCE WITH ISRAELI GAAP:

            (1) Share options and shares issued to employees for consideration of loans for which the sole security for their repayment is the shares granted (that are treated as options) are included in the computation of basic earnings per share only when vested and if their exercise is considered to be probable. In such case, basic earnings are adjusted for "notional interest" resulting from such securities. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the exercise price of the options or the present value of the repayment amount of the loans granted for the purchase of such shares, as applicable.

            (2) Share options (including shares for consideration loans, which the sole security for their repayment is the shares granted), which are unvested and whose exercise is not probable, are nevertheless considered as exercised, for the purpose of calculating the diluted earnings per share, in addition to the outstanding shares, whereas the basic earnings are adjusted for "notional interest" resulting out of such option exercise, if their effect is dilutive.

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

      14.   RECENTLY ISSUED ACCOUNTING STANDARDS

            (A) In February 2004, the FASB issued EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1). This EITF was issued to determine the meaning of other-than-temporary impairment and its application to investments in debt and equity securities within the scope of SFAS 115. EITF 03-1 also applies to investments in equity securities that are both outside the scope of SFAS 115 and are not accounted for by the equity method, which are defined as "cost method investments." The impairment measurement and recognition guidance prescribed in EITF 03-1 is delayed until the final issuance of FSP EITF 03-1-a. The disclosure requirements for available-for-sale investments are effective for annual reporting periods ending after June 15, 2003 and for investments presented under the cost method for annual reporting periods ending after June 15, 2004. The Company does not expect that the adoption of the provisions of EITF 03-1 will have a material effect on its financial position or results of operations.

            (B) In December 2004, the FASB issued a revision to SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"). In March 2005 the SEC staff issued Staff Accounting Bulletin

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


            No. 107 ("SAB 107"), providing guidance on SFAS No. 123R. SFAS No. 123R supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123.

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.    MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

      14.   RECENTLY ISSUED ACCOUNTING STANDARDS (CONT'D)

            (B)   (CONT'D)

                  SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

                  SFAS 123R eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).

                  The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

                  The provisions of SFAS 123R apply to all awards to be granted by the Company after January 1, 2006 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123R, the Company will be required to elect between using either the "modified prospective method" or the "modified retrospective method". Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123R and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

                  The Company expects to comply with Statement No. 123R when effective. Since the majorities of our stock-based-awards have or will be vested not later than December 31, 2005, the Company does not expect the adoption of Statement 123R to result in the immediate recognition of material additional stock-based-award expenses.

                  Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123R, including each of its proposed transition methods, yet is currently

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                  unable to fully quantify the effect of this Standard on the Company's future financial position and results of operations. Nonetheless, it is expected that the adoption of SFAS 123R will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

A.    MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (CONT'D)

      14.   RECENTLY ISSUED ACCOUNTING STANDARDS (CONT'D)

            (C) In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB No. 29". This Statement amends APB. 29 to eliminate the exception for non-monetary exchanges of similar productive assets, and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

            (D) In November 2004, the EITF reached a consensus on EITF 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations". The EITF reached a consensus in this issue on an approach for evaluating whether the criteria in SFAS No. 144 have been met for purposes of classifying the results of operations of a component of an entity that either has been disposed of or is classified as held-for-sale as discontinued operations. The approach includes an evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity. Such evaluation depends on whether continuing cash flows have been or are expected to be generated, whether those continuing cash flows are direct or indirect and whether those continuing cash flows are significant. The approach also considers the continuing involvement as the ability to carry out significant influence on the operating and/or financial policies of the disposed component. The consensus also requires financial statement disclosure of certain information for each discontinued operation that generates continuing cash flows. EITF 03-13 is effective for components of an enterprise that are either disposed of or classified as held-for-sale in fiscal periods beginning after January 1, 2005. The Company is currently evaluating the impact of the implementation of EITF 03-13 on its consolidated financial statements.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

      1.    STATEMENTS OF OPERATIONS

                                                      YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      2004       2003       2002
                                            SUB-    --------   --------   --------
                                           SECTION  REPORTED         ADJUSTED
                                           -------  --------   -------------------
                                                         NIS (THOUSANDS)
                                                    ------------------------------
LOSS FROM CONTINUING OPERATIONS
  AS REPORTED ACCORDING TO ISRAELI GAAP              (72,448)   (79,345)   (26,705)
                                                    --------   --------   --------

Deferred taxes                             A.3.       17,327       (168)      (815)
Investment in the parent company's shares  A.4.        2,757         --         --
Implementation of the equity method        A.5.        1,493        919     (6,041)
Capitalization of finance costs            A.6.       (2,197)    26,550     (1,847)
Impairment loss on long lived assets       A.7.           --     25,757         --
Investment in investee companies           A.8.       (7,845)    (5,831)    11,702
Other differences                          A.11.      (3,047)     1,784      4,366
                                                    --------   --------   --------

LOSS FROM CONTINUING OPERATIONS
  ACCORDING TO U.S. GAAP                             (63,960)   (30,334)   (19,340)
                                                    --------   --------   --------
NET PROFIT FROM DISCONTINUING OPERATION
  ACCORDING TO ISRAELI GAAP                           11,067     12,972     88,983
Gain recognition                           A.10.          --     37,149    (37,149)
                                                    --------   --------   --------
NET PROFIT FROM DISCONTINUING OPERATION
  ACCORDING TO U.S. GAAP                              11,067     50,121     51,834
                                                    --------   --------   --------
NET PROFIT (LOSS) ACCORDING TO U.S. GAAP             (52,893)    19,787     32,494
                                                    ========   ========   ========

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

      1.    STATEMENTS OF OPERATIONS (CONT'D)

            EARNINGS PER ORDINARY SHARE (NIS 0.05 PAR VALUE)

            1.    Basic (loss) earnings per ordinary share:

                                                                     YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                2004           2003           2002
                                                              ---------      ---------      ---------
                                                              REPORTED              ADJUSTED
                                                              ---------      ------------------------
                                                                                 NIS (THOUSANDS)
                                                              ---------------------------------------
As reported, according to Israeli GAAP from:
   Continuing operations                                          (4.37)         (4.75)         (1.60)
   Discontinuing operation                                         0.67           0.78           5.33
                                                              ---------      ---------      ---------
                                                                  (3.70)         (3.97)          3.73
                                                              =========      =========      =========
As per U.S. GAAP from:
   Continuing operations                                          (3.85)         (1.82)         (1.16)
   Discontinuing operation                                         0.67           3.00           3.10
                                                              ---------      ---------      ---------
                                                                  (3.18)          1.18           1.94
                                                              =========      =========      =========
  Weighted average number of shares and share equivalents
     under U.S. GAAP (in thousands)                              16,597         16,691         16,691
                                                              =========      =========      =========

            2.    Diluted earnings (loss) per ordinary share:


                                                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                2004           2003           2002
                                                              ---------      ---------      ---------
                                                              REPORTED               ADJUSTED
                                                              ---------      ------------------------
                                                                                 NIS (THOUSANDS)
                                                              ---------------------------------------
As reported, according to Israeli GAAP from:
   Continuing operations                                             (*)            (*)         (1.66)
   Discontinuing operation                                           (*)            (*)          5.10
                                                                                            ---------
                                                                                                 3.44
                                                                                            =========

As per U.S. GAAP from:
   Continuing operations                                             (*)            (*)            (*)
   Discontinuing operation                                           (*)            (*)            (*)

(*)   Anti dilutive.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

      2.    BALANCE SHEETS

                                                                          DECEMBER 31,
                                              -----------------------------------------------------------------------
                                                             2004                                2003
                                              ---------------------------------   -----------------------------------
                                                 AS       RECONCILI-   AS PER         AS       RECONCILI-     AS PER
                                              REPORTED      ATIONS    U.S. GAAP    REPORTED      ATIONS     U.S. GAAP
                                              ---------   ---------   ---------   ----------   ----------   ---------
                                                   REPORTED NIS (THOUSANDS)           ADJUSTED NIS (THOUSANDS)
                                              ---------------------------------   -----------------------------------
Deposit, loans and long-term receivables         39,992       1,372      41,364   (*) 39,501    (*) 4,199      43,700
Investments in investee companies and others     41,436     (29,138)     12,298   (*) 64,630   (*)(47,123)     17,507
 Fixed assets                                 2,185,325     110,592   2,295,917    2,003,427      106,995   2,110,422
 Other assets and deferred expenses              12,649      38,855      51,504       10,916       33,540      44,456

 Total assets                                 2,550,956     121,681   2,672,637    2,448,449       97,611   2,546,060

Long term liabilities                         1,316,617       3,691   1,320,308      840,337           --     840,337
Non-current deferred income tax liability         9,186      82,223      91,409       10,133       90,918     101,051
 Minority interest                               32,453      (3,028)     29,425       28,261       (4,003)     24,258
 Capital reserve                                     --       3,231       3,231           --        9,322       9,322
Foreign currency translation adjustments         60,134      17,530      77,664       48,505        5,504      54,009
 Treasury stock                                 (13,566)    (26,614)    (40,180)          --      (40,290)    (40,290)
 Retained earnings                              121,402      44,648     166,050      182,783       36,160     218,943

 Total shareholders' equity                     882,880      38,795     921,675      946,198       10,696     956,894


(*)   Reclassified

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

      2.    BALANCE SHEETS (CONT'D)

RECONCILIATION AS OF DECEMBER 31, 2004

ITEM \ SUBSECTION                                   A.3.      A.4.       A.5.    A.6.    A.7.    A.8.      A.9.     A.11.    TOTAL
                                                   ------   --------   -------  ------  ------  ------    -----    -------  -------
                                                                               REPORTED NIS (THOUSANDS)
                                                   --------------------------------------------------------------------------------
Deposit, loans and long-term receivables               --        --        --       --      --      --    1,372        --     1,372
Investments in investee companies and others           --   (23,857)   (5,281)      --      --      --       --        --   (29,138)
Fixed assets                                       41,544        --        --   17,347  27,357  27,855       --    (3,511)  110,592
Other assets and deffered expenses                 43,218        --        --       --      --      --       --    (4,363)   38,855

Total assets                                       84,762   (23,857)   (5,281)  17,347  27,357  27,855    1,372    (7,874)  121,681

Long term liabilities                                  --        --        --       --      --      --    3,691        --     3,691
Non-current deferred income tax liability          79,033        --        --    1,651      --      --       --     1,539    82,223
Minority interest                                  (3,028)       --        --       --      --      --       --        --    (3,028)

Capital reserve                                        --        --     5,814       --      --      --   (2,583)       --     3,231
Foreign currency translation adjustments             (563)       --       961    3,761   1,600  29,829      264   (18,322)   17,530
Treasury stock                                         --   (26,614)       --       --      --      --       --        --   (26,614)
Retained earnings                                   9,320     2,757   (12,056)  11,935  25,757  (1,974)      --     8,909    44,648

Total shareholders' equity                          8,757   (23,857)   (5,281)  15,696  27,357  27,855   (2,319)   (9,413)   38,795

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

      RECONCILIATION AS OF DECEMBER 31, 2003

ITEM \ SUBSECTION                              A.3.      A.4.       A.5.    A.6.    A.7.    A.8.    A.9.    A.11.    TOTAL
                                              ------   --------   -------  ------  ------  ------  -----   -------   ------
                                                                       ADJUSTED NIS (THOUSANDS)
                                              -----------------------------------------------------------------------------
Deposit, loans and long-term receivables          --        --        --       --      --      --  4,199       --     4,199
Investments in investee companies and others      --   (40,290)   (6,833)      --      --      --     --       --   (47,123)
Fixed assets                                  39,087        --        --   16,471  25,757  26,227     --     (547)  106,995
Other assets and deffered expenses            37,930        --        --       --      --      --     --   (4,390)   33,540

Total assets                                  77,017   (40,290)   (6,833)  16,471  25,757  26,227  4,199   (4,937)   97,611


Non-current deferred income tax liability     89,290        --        --       89      --      --     --    1,539    90,918
Minority interest                             (4,003)       --        --       --      --      --     --       --    (4,003)

Capital reserve                                   --        --     5,814       --      --      --  4,199     (691)    9,322
Foreign currency translation adjustments        (263)       --       902    2,250      --  20,356     --  (17,741)    5,504
Treasury stock                                    --   (40,290)       --       --      --      --     --       --   (40,290)
Retained earnings                             (8,007)       --   (13,549)  14,132  25,757   5,871     --   11,956    36,160

Total shareholders' equity                    (8,270)  (40,290)   (6,833)  16,382  25,757  26,227  4,199   (6,476)   10,696

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

            SUBSECTION:

            A.3   Deferred taxes

            A.4.  Investment in parent company's shares

            A.5.  Implementation of the equity method

            A.6.  Capitalization of finance costs

            A.7.  Impairment loss of long lived assets

            A.8.  Investment in investee companies

            A.9.  Derivative financial instruments

            A.11. Others differences

      3.    STATEMENT OF CASH FLOWS

            The statements of cash flows are prepared according to Israeli GAAP, which differs on certain issues from U.S. GAAP, as follows:

            (a)   Supplemental information required according to U.S. GAAP:

                                                YEAR ENDED DECEMBER 31,
                                       -----------------------------------------
                                         2004             2003            2002
                                       --------         --------        --------
                                       REPORTED                 ADJUSTED
                                       --------         ------------------------
                                                   NIS (THOUSANDS)
                                       -----------------------------------------
Interest paid                           64,689           41,077           29,681
                                       ========         ========        ========
Income tax paid                          1,781            2,852            4,398
                                       ========         ========        ========

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

                  Following details regarding the investments and proceeds from deposits and investments:

                                               YEAR ENDED DECEMBER 31,
                                       -----------------------------------------
                                         2004             2003            2002
                                       --------         --------        --------
                                       REPORTED                 ADJUSTED
                                       --------         ------------------------
                                                    NIS (THOUSANDS)
                                       -----------------------------------------
Investments                              18,586           22,052           1,570
                                       ========         ========        ========
Sale proceeds*                            6,422            5,755           3,442
                                       ========         ========        ========

*     Including interest.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

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

                                                    YEAR ENDED DECEMBER 31,
                                                 -------------------------------
                                                   2004        2003       2002
                                                 --------    --------   --------
                                                 REPORTED          ADJUSTED
                                                 --------    -------------------
                                                          NIS (THOUSANDS)
                                                 -------------------------------
As reported, according to Israeli GAAP              993        1,457       2,185

Reconciliation as per U.S. GAAP (*)               3,362       (1,113)      5,248
                                                 ------      -------      ------
                                                  4,355          344       7,433
                                                 ======      =======      ======


(*) As per U.S. GAAP these amounts affect the cash flows from operating activities.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

      4.    PROPORTIONATE CONSOLIDATION

            Summarized data regarding the differences between the proportionate consolidation method and the equity method:

                                                       AS REPORTED IN    EFFECT OF
                                                      THESE FINANCIAL  PROPORTIONATE      EQUITY
                                                         STATEMENTS    CONSOLIDATION      METHOD
                                                      ---------------  -------------      ------
                                                                 REPORTED NIS (THOUSANDS)
DECEMBER 31, 2004:
BALANCE SHEET:
Current assets                                             256,854         (51,302)        205,552
Non-current assets                                       2,279,402        (822,974)      1,456,428
Current liabilities                                        238,410        (249,225)        (10,815)
Non-current liabilities                                  1,358,256        (625,051)        733,205

STATEMENT OF OPERATIONS:
Revenues                                                   286,866        (149,881)        136,985
Gross profit                                                86,184         (70,687)         15,497
Operating loss                                             (21,594)        (36,588)        (58,182)

STATEMENT OF CASH FLOWS FROM CONTINUING OPERATIONS:
Net cash provided by (used in) operating activities          4,571         (26,283)        (21,712)
Net cash provided by (used in) investing activities       (197,844)        199,669           1,825
Net cash provided by (used in) financing activities        133,809        (171,821)        (38,012)

                                                                  ADJUSTED NIS (THOUSANDS)
                                                         -----------------------------------------
DECEMBER 31, 2003:
BALANCE SHEET:
Current assets                                             313,747         (38,433)        275,314
Non-current assets                                       2,118,474        (628,771)      1,489,703
Current liabilities                                        541,303        (264,595)        276,708
Non-current liabilities                                    878,731        (402,610)        476,121

STATEMENT OF OPERATIONS:
Revenues                                                   222,806        (137,346)         85,460
Gross profit                                                69,020         (58,219)         10,801
Operating loss                                             (24,018)        (25,599)        (49,617)

STATEMENT OF CASH FLOWS FROM CONTINUING OPERATIONS:
Net cash used in operating activities                       (5,140)        (14,727)        (19,867)
Net cash provided by (used in) investing activities       (165,519)        171,288           5,769
Net cash provided by (used in) financing activities         93,988        (155,820)        (61,832)

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

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

                  (iii) Pro forma data consists as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               2004         2003         2002
                                                             --------     -------       ------
                                                             REPORTED          ADJUSTED
                                                             --------     --------------------
                                                                      NIS (THOUSANDS)
                                                             ---------------------------------
Net profit according to U.S. GAAP                            (52,893)      19,787       32,494
Add: application of compensation expenses
  according to Statement 123                                    (645)        (992)      (1,038)
                                                             -------      -------      -------
Pro forma net profit                                         (53,538)      18,795       31,456
                                                             =======      =======      =======
Earnings per ordinary share (NIS 0.01 par value),
  as reported according to U.S. GAAP - basic and diluted       (3.18)        1.18         1.94
                                                             =======      =======      =======
Earning per ordinary share (NIS 0.01 par value),
    pro forma - basic and diluted                              (3.23)        1.13         1.88
                                                             =======      =======      =======

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

      5.    ADDITIONAL INFORMATION ACCORDING TO U.S. GAAP (CONT'D)

            (B)   VALUATION ALLOWANCE OF DEFERRED TAX ASSETS

                  The differences between Israeli GAAP and U.S. GAAP as described in paragraph A.3. above, changed the balance of the valuation allowance as follows:

                                                    DECEMBER 31,
                                               ----------------------
                                                 2004          2003
                                               --------      --------
                                               REPORTED      ADJUSTED
                                               --------      --------
                                                   NIS (THOUSANDS)
                                               ----------------------
As reported, according to Israeli GAAP          188,528       210,429
Reconciliation as per U.S. GAAP                 (26,424)      (31,888)
                                                -------       -------
                                                162,104       178,541
                                                =======       =======

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

      5.    ADDITIONAL INFORMATION ACCORDING TO U.S. GAAP (CONT'D)

            (C)   BUSINESS SEGMENTS (BASED ON ISRAELI GAAP FINANCIAL STATEMENTS)

                                            COMMERCIAL AND                 VENTURE
                                             ENTERTAINMENT                 CAPITAL
                                                 CENTER     HOTEL LEASE   INVESTMENTS   GENERAL      TOTAL
                                            --------------  -----------   -----------   -------      -----
                                                                   REPORTED NIS (THOUSANDS)
                                   -------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2004:
Finance expenses, net (1)          (9,905)      (8,307)       (8,366)         (11)      (8,216)     (34,805)
Other income (expenses), net          610       (9,524)           --           --         (447)      (9,361)
Tax benefits                         (647)          --            --           --           --         (647)

                                                       ADJUSTMENT NIS (THOUSANDS)
                                   -------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2003:
Finance income (expenses)
 net (1)                            2,564       (8,332)       (3,137)          --      (32,357)     (41,262)
Other income (expenses), net      (22,979)     (14,608)           --       (1,116)      22,527      (16,176)
Tax benefits                       (6,853)      (1,270)           --           --         (261)      (8,384)

YEAR ENDED DECEMBER 31, 2002:
Finance income (expenses)
 net (1)                           (4,539)          --            --           --       17,344       12,805
Other expenses, net               (13,116)          --            --       (3,971)      (4,415)     (21,502)
Tax benefits                       (4,857)        (123)           --           --         (241)      (5,221)

(1) Excluding finance income (expenses) in respect of inter-company balances and transaction.

                                                                 Elscint Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 24 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

      6.    COMPREHENSIVE INCOME

            "Comprehensive income" Composed of the change, during the current period, in the Company's shareholders' equity that does not derive from shareholders' investments or from the distribution of earnings to shareholders.

                                                                        YEAR ENDED DECEMBER 31,
                                                                 ----------------------------------------
                                                                   2004            2003            2002
                                                                 --------        --------        --------
                                                                 REPORTED                ADJUSTED
                                                                 --------        ------------------------
                                                                            NIS (THOUSANDS)
                                                                 ----------------------------------------
  Net profit (loss) according to U.S. GAAP                         (52,893)         19,787          32,494
                                                                   --------         ------          -------
OTHER COMPREHENSIVE INCOME (LOSS), AFTER TAX:

  Foreign currency translation adjustments                          23,655          15,710          44,703
  Change in fair value of derivative financial
    instruments                                                     (6,782)          4,199              --
  Unrealized gain (loss) from securities                               691             460            (541)
                                                                   -------          ------          -------
  Total comprehensive income (loss)                                (35,329)         40,156          76,656
                                                                   =======          ======          ======

                                                                 Elscint Limited
APPENDIX TO THE CONSOLIDATED FINANCIAL STATEMENTS


THE FOLLOWING TABLE SETS FORTH INFORMATION IN RESPECT OF SIGNIFICANT INVESTEE
COMPANIES:


DIRECT/INDIRECT OWNERSHIP   COUNTRY OF             ABBREVIATED
       (PERCENTAGE)         ORGANIZATION           NAME                  NAME OF COMPANY
VOTING         EQUITY
100.0          100.0        Netherlands           ("E.H.")               Elscint Holdings and Investments N.V.
100.0          100.0        Netherlands           ("B.H.")               BEA Hotels N.V.
100.0          100.0        Netherlands           ("BHEE")               BEA Hotels Eastern Europe B.V.
100.0          100.0        Romania               ("Domino")             S.C. Domino International Hotels S.R.L.
70.0           70.0         Romania               ("Bucuresti")          S.C. Bucuresti Turism S.A.
50.0           50.0         Hungary               ("Andrassy")           Andrassy 25 Kft
50.0           50.0         Netherlands           ("VHCV")               Victoria Hotel C.V. - Limited Partnership
50.0           45.0         Netherlands           ("Grandis")            Grandis Netherlands Holding B.V.
100.0          100.0        Belgium               ("AP")                 Astridplaza N.V.
50.0           50.0         Netherlands           ("UVH")                Utrecht Victoria Hotel B.V.
50.0           45.0         UK                    ("SHPP")               Sherlock Holmes Park Plaza Ltd.
35.0           30.0         Netherlands           ("SHH")                Shaw Hotel Holding B.V.
50.0           50.0         Netherlands           ("VLH")                Victoria London Hotel Holding B.V.
50.0           45.0         Netherlands           ("RBH")                Riverbank Hotel Holding B.V.
50.0           50.0         UK                    ("VPPO")               Victoria Park Plaza Operator Ltd.
100.0          100.0        Israel                ("SLS")                S.L.S. Sails Ltd.
100.0          100.0        Israel                ("BIO")                Elscint Biomedical Ltd.
33.3           33.3         Israel                ("Gamida")             Gamida Cell Ltd (*)

*  Associated.
                                   F-90